Form 20-F
Satellogic Inc.
filed 2022-01-27
CIK 1874315

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report: January 25, 2022

Commission File Number: 001-41247

Satellogic Inc.

(Exact name of Registrant as specified in its charter)

Not applicable	British Virgin Islands
(Translation of Registrant’s name into English)	(Jurisdiction of incorporation or organization)

Ruta 8 Km 17,500, Edificio 300

Oficina 324 Zonamérica

Montevideo, 91600, Uruguay

00-598-25182302

(Name, Telephone, Email and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A Ordinary Shares	SATL	The Nasdaq Stock Market LLC
Warrants	SATLW	The Nasdaq Stock Market LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or ordinary shares as of the close of the period covered by the shell company report: 55,161,992 Class A ordinary shares and 8,866,666 warrants to purchase Class A ordinary shares.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes  ☐    No  ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    Yes  ☐    No  ☐

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☐    No  ☒

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).    Yes  ☒    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒	Emerging growth company	☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act.  ☐

†The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting over Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.  ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

US GAAP ☐	International Financial Reporting Standards as issued		Other ☐
	by the International Accounting Standards Board®	☒

If “Other” has been checked in response to the previous question indicate by check mark which financial statement item the registrant has elected to follow. Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes  ☐    No  ☐

SATELLOGIC INC.

i

EXPLANATORY NOTE

On January 25, 2022 (the “Closing Date”), Satellogic Inc., a business company with limited liability incorporated under the laws of the British Virgin Islands (“Satellogic” or the “Company”), consummated the transactions contemplated by that previously announced Agreement and Plan of Merger dated as of July 5, 2021 (the “Merger Agreement”), by and among the Company, CF Acquisition Corp. V, a Delaware corporation (“CF V”), Ganymede Merger Sub 1 Inc., a business company with limited liability incorporated under the laws of the British Virgin Islands and a direct wholly owned subsidiary of the Company (“Target Merger Sub”), Ganymede Merger Sub 2 Inc., a Delaware corporation and a direct wholly owned subsidiary of the Company (“SPAC Merger Sub”), and Nettar Group Inc. (d/b/a Satellogic), a business company with limited liability incorporated under the laws of the British Virgin Islands (“Nettar”). Capitalized terms used in this section but not otherwise defined herein have the meanings given to them in the Merger Agreement.

Merger

On the Closing Date, pursuant to the Merger Agreement:

•

Target Merger Sub merged with and into Nettar, the separate existence of Target Merger Sub ceased and Nettar was the surviving company of such merger and became a direct, wholly-owned subsidiary of the Company (the “Initial Merger”);

•

immediately following confirmation of the effective filing of the Initial Merger, CF V merged with and into SPAC Merger Sub, the separate existence of SPAC Merger Sub ceased and CF V was the surviving corporation of such merger and became a direct wholly owned subsidiary of the Company (the “CF V Merger”, and together with the Initial Merger, the “Mergers”, and together with all other transactions contemplated by the Merger Agreement, the “Business Combination”);

•	the single share of the Company outstanding immediately prior to the Mergers was cancelled for no consideration;

•

as a result of the Initial Merger, the ordinary shares and preference shares of Nettar that were issued and outstanding immediately prior to the effective time of the Initial Merger (other than (i) any treasury shares or share held by the Company or any of its affiliates and (ii) any dissenting shares) were automatically cancelled and ceased to exist in exchange for (x) in the case of the Company’s Chief Executive Officer, Emiliano Kargieman, such number of newly issued Class B Ordinary Shares, of the Company and (y) in all other cases, Class A Ordinary Shares of the Company, as determined in the Merger Agreement;

•

as a result of the CF V Merger, each CF V Unit issued and outstanding immediately prior to the effective time of the CF V Merger (the “CF V Merger Effective Time”) was automatically separated and the holder thereof was deemed to hold one share of CF V Class A Common Stock and one-third of one CF V Warrant and, immediately following the separation of each CF V Unit, (a) each share of CF V Class B Common Stock automatically converted into one share of CF V Class A Common Stock (the “Initial Conversion”) and (b) immediately following the Initial Conversion, each share of CF V Class A Common Stock that was issued and outstanding immediately prior to the CF V Merger Effective Time (other than any treasury share held by CF V or share held by any subsidiary of CF V), was cancelled and ceased to exist in exchange for the right to receive Class A Ordinary Shares in accordance with the Merger Agreement;

•

each CF V Warrant outstanding immediately prior to the CF V Merger Effective Time was assumed by the Company and converted into a warrant exercisable for that number of Class A Ordinary Shares as determined in accordance with the Merger Agreement;

•	all Convertible Notes of Nettar converted into Nettar Preference Shares as determined in accordance with the Merger Agreement;

•

all Nettar Preference Shares outstanding immediately prior to the effective time of the Initial Merger (other than dissenting shares) were converted into a number of Class A Ordinary Shares as determined in the Merger Agreement;

•

all options to purchase ordinary shares of Nettar were assumed by the Company and became options to purchase Class A Ordinary Shares (the “Assumed Options”) as determined in accordance with the Merger Agreement; and

•

the Nettar Warrant outstanding immediately prior to the effective time of the Initial Merger was assigned to Satellogic and became a warrant exercisable for that number of Class A Ordinary Shares as determined in accordance with the Merger Agreement.

PIPE Investment

Contemporaneously with the execution of the Merger Agreement, CF V and the Company entered into separate subscription agreements (the “Subscription Agreements”) with a number of investors, including the Sponsor (collectively, the “PIPE Investors”), pursuant to which the PIPE Investors agreed to subscribe for and purchase, and CF V and the Company agreed to sell to the PIPE Investors, an aggregate of 6,966,770 Class A Ordinary Shares, for a purchase price of $10.00 per share and an aggregate purchase price of $69.7 million, with the Sponsor’s Subscription Agreement accounting for approximately $23.2 million of the purchase price. Pursuant to the Subscription Agreements, certain PIPE Investors (the “Non-redeeming Subscribers”) (other than the Sponsor) elected to offset their commitment to purchase Class A Ordinary Shares by the number of shares of CF V Class A Common Stock they presently hold and, among other things, agreed not to redeem. The Non-redeeming Subscribers collectively held 1,150,000 shares of CF V Class A Common Stock which reduced the number of Class A Ordinary Shares issued and sold to the PIPE Investors on the Closing Date to 5,816,770 and the aggregate purchase price for the PIPE Investors to $58.2 million.

Sponsor, CF V and the Company entered into an amendment and restatement of that certain forward purchase contract, dated January 28, 2021, by and between CF V and the Sponsor (the “Amended and Restated Forward Purchase Contract”), pursuant to which the Sponsor agreed to purchase, and the Company agreed to issue and sell to the Sponsor, 1,250,000 Class A Ordinary Shares (subject to adjustment), and 333,333 Warrants, which transaction closed on the Closing Date.

At the Closing of the Business Combination, pursuant to the relevant Subscription Agreement, the Company issued a non-redeemable warrant to purchase 2,500,000 Class A Ordinary Shares to a PIPE Investor at an exercise price of $20.00 per shares (the “PIPE Warrant”). In exchange, the PIPE Investor agreed to a two-year lock-up with respect to all of its Class A Ordinary Shares issued pursuant to the PIPE. Like the Warrants, the PIPE Warrant will become exercisable on the later of 30 days after the Closing Date or February 25, 2022 and will expire 5 years after the Closing Date (January 25, 2027), or earlier upon redemption or liquidation.

The Sponsor, through its participation in the PIPE Investment and purchase of Forward Purchase Securities, will be entitled to receive Additional Shares if the Adjustment Period VWAP is less than $10.00 (up to a maximum of 829,193 Additional Shares if the Adjustment Period VWAP is less than $8.00), in which case, the Sponsor would also forfeit 144,026 Class A Ordinary Shares (in which case the Sponsor will have a right to earn back a number of Class A Ordinary Shares equal to such forfeited shares). Based on the closing price of CF V Class A Common Stock on January 24, 2022 of $8.73, 482,508 Additional Shares would be issued to the Sponsor and approximately 83,809 Class A Ordinary Shares would be forfeited by the Sponsor for an aggregate increase of 387,189 Class A Ordinary Shares held by the Sponsor.

Liberty Investment

On January 18, 2022, the Company and CF V entered into a Subscription Agreement (the “Liberty Subscription Agreement”) with Liberty Strategic Capital (SATL) Holdings, LLC (the “Liberty Investor”), a Cayman Islands limited liability company and investment vehicle managed by Liberty 77 Capital L.P. (the “Liberty Manager” and together with the Liberty Investor, “Liberty”) pursuant to which the Liberty Investor agreed to purchase, and the Company agreed to issue and sell to the Liberty Investor, following satisfaction or waiver of the conditions in the Liberty Subscription Agreement (the closing date of the Liberty Investment (as defined below), the “Liberty Closing”), (i) 20,000,000 Class A Ordinary Shares (the “Liberty Shares”), (ii) 5,000,000 warrants, each warrant providing the holder thereof the right to purchase one (1) Class A Ordinary Share at an exercise price of $10.00 per share (the “$10.00 Liberty Warrants”), and (iii) 15,000,000 warrants, each warrant providing the holder thereof the right to purchase one (1) Class A Ordinary Share at an exercise price of $15.00 per share (the “$15.00 Liberty Warrants” and together with the $10.00 Liberty Warrants, the “Liberty Warrants”), in a private placement (the “Liberty Investment”) for an aggregate purchase price of $150.0 million. The Liberty Warrants will be issued at the Liberty Closing, will expire on the fifth anniversary thereof and will, except as described below, otherwise generally have the same terms and conditions as the Private Placement Warrants. For so long as Liberty or its permitted transferees hold Liberty Warrants, such held warrants will not be redeemable by the Company.

The Liberty Closing is subject to customary closing conditions, including the consummation of the Business Combination and expiration or termination of the applicable waiting period under the Hart-Scott-Rodino Act relating to such investment, and is expected to occur in the first half of February 2022.

In connection with the issuance of the Liberty Shares and the Liberty Warrants, (i) the Company has agreed to provide the Liberty Investor with the same registration rights with respect to the Liberty Securities (as defined below) as the Company provided to the PIPE Investors in the PIPE Subscription Agreements, and (ii) the Liberty Investor has agreed to subject the Liberty Securities (other than the Advisory Fee Warrants (as defined below) or any shares issuable in respect thereof) to transfer restrictions until January 25, 2023. The “Liberty Securities” means the Liberty Shares, the Liberty Warrants, and the Class A Ordinary Shares issuable upon exercise of the Liberty Warrants and the Advisory Fee Warrants.

Contemporaneously with the execution of the Liberty Subscription Agreement, the Company, Liberty and Sponsor entered into a letter agreement (the “Liberty Letter Agreement”) pursuant to which the Company agreed that, for so long as the Liberty Investor (or affiliates managed by the Liberty Manager or its affiliates) hold, in the aggregate, at least 6,666,666 Class A Ordinary Shares:

•

the Liberty Investor will have the right to nominate two directors for election to the Board by the Company shareholders, which director nominees must be reasonably acceptable to the Company (the “Liberty Directors”),

•	the Liberty Investor will have the right to nominate one Liberty Director to serve on each committee of the Company Board,

•

so long as the Company Class B Ordinary Shares are outstanding, the Company will be required to obtain the consent of the Liberty Investor if the Company were to issue in a transaction, or series of transactions, a number of shares that equals or exceeds 20% of the outstanding then Company Ordinary Shares on a fully diluted basis (assuming exercise of all options and warrants of the Company), subject to exceptions for issuances by the Company, and

•

the Company will pay the Liberty Manager an advisory fee for advisory services to be provided by the Liberty Investor and the Liberty Directors to the Company of (x) warrants to purchase 2,500,000 Class A Ordinary Shares, at an exercise price of $10.00 per Class A Ordinary Share (the “Advisory Fee Warrants”) to be issued at the Liberty Closing, which will be exercisable beginning at the Liberty Closing and will expire five years from the date thereof, and (y) $1.25 million to be paid on each of the six quarterly anniversaries beginning on the 18 month anniversary of the Liberty Closing (the “Advisory Fee Cash Payments”). In exchange for the Advisory Fee, the Liberty Investor has agreed to be reasonably available from time to time to advise the Company until the occurrence of a Cessation Event (defined below). In the event that the Liberty Investor (or affiliates of the Liberty Investor managed by the Liberty Manager or its affiliates) no longer holds, in the aggregate, at least 6,666,666 Class A Ordinary Shares (a “Cessation Event”), (i) the Liberty Investor’s right to nominate two directors will cease immediately and the terms of any then-serving Liberty Directors will expire at the next election of directors (but in no event more than one year after the Cessation Event) and (ii) the Liberty Manager will no longer be entitled to receive any additional Advisory Fee Cash Payments. In addition, so long as a Cessation Event has not occurred, (i) Mr. Kargieman agreed to vote the Company Ordinary Shares held by him in favor of the election of the Liberty Director nominees, (ii) Liberty and the Sponsor agree to vote the Company Ordinary Shares held by each of them respectively in favor of the director nominees made by Mr. Kargieman (the “EK Nominees”) and (iii) Liberty and Mr. Kargieman agree to vote the Company Ordinary Shares held by each of them respectively in favor of Mr. Lutnick. Mr. Kargieman will also cause any transferee of his Company Class B Ordinary Shares to agree to such obligations (other than in the case of a transfer of Company Class B Ordinary Shares to a transferee that would result in automatic conversion of such Company Class B Ordinary Shares into Class A Ordinary Shares in accordance with the Company’s Governing Documents).

In connection with the Liberty Letter Agreement, the Company amended the Company Governing Documents in the manner set forth in Exhibit 1.1 hereto (the “Amended Company Governing Documents”) to, among other things, modify the voting rights of the holders of Company Class B Ordinary Shares from ten votes per share to a number of votes per share such that, upon the Liberty Closing, the aggregate number of votes attributable to the Company Class B Ordinary Shares equal the number of aggregate number of votes attributable to Company Ordinary Shares held by the Liberty Investor (subject to certain adjustments).

Cantor Fees and Loan

On January 18, 2022, CF V, the Company and CF&Co. entered into that certain fee letter (the “Cantor Fee Letter”) pursuant to which they agreed that of the CF V Transaction Expenses payable to CF&Co., which in aggregate total approximately $21.94 million (comprised of $5.0 million of M&A advisory fees, $8.75 million of business combination marketing fees, and approximately $8.19 million of placement agent fees), only the M&A advisory fees were paid in cash with the remainder being paid in the form of an aggregate of 2,058,229 newly-issued Class A Ordinary Shares issued on the Closing Date (the 600,000 Class A Ordinary Shares issued in connection with the placement fee due on the Liberty Investment, the “Liberty Placement Shares”).

v

The Company and Cantor Fitzgerald Securities, a New York general partnership and an affiliate of the Sponsor (“CF Securities”), entered into a Secured Promissory Note, dated December 23, 2021 (as modified by that certain letter agreement, dated December 30, 2021, and as further amended, amended and restated, supplemented or otherwise modified from time to time, the “Promissory Note”), pursuant to which, CF Securities agreed to loan the Company (i) $7,500,000 (the “Initial Loan”) and (ii) if requested by the Company, up to an additional $7,500,000, which the Company may request until the earlier to occur of (A) the closing of the Transactions and the permitted equity issuance, and (B) February 15, 2022 (the “Additional Loan” and together with the Initial Loan, the “Loans”).

On January 18, 2022, Cantor Fitzgerald Securities (“CF Securities”), the Company and Nettar Group Inc. entered into a Waiver Letter (the “Promissory Note Waiver Letter”) pursuant to which the Company and CF Securities agreed that the Company will repay the Initial Loan, including all principal and interest, on the Closing of the Business Combination by the issuance of 788,021 Class A Ordinary Shares (the “Promissory Note Shares”).

Pursuant to the Cantor Fee Letter and the Promissory Note Waiver Letter, CF&Co and CF Securities will be entitled to receive Additional Shares on the Liberty Placement Shares and Promissory Note Shares, respectively, on substantially the same terms as the PIPE Investors pursuant to the Subscription Agreements.

Certain amounts that appear in this Report may not sum due to rounding.

References to “Nettar” contained herein refer to Nettar Group Inc. prior to the Mergers. References to “the Company” or “Satellogic” refer to Satellogic Inc. prior to the Mergers and to the combined company following the Mergers.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Shell Company Report on Form 20-F (including information incorporated by reference herein, the “Report”) contains or may contain forward-looking statements as defined in Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), that involve significant risks and uncertainties. All statements other than statements of historical facts are forward-looking statements. These forward-looking statements include information about our possible or assumed future results of operations or our performance. The words “anticipate”, “believe”, “continue”, “could”, “estimate”, “expect”, “intends”, “may”, “might”, “plan”, “possible”, “potential”, “predict”, “project”, “should”, “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements in this Report may include, for example, statements about:

•	the benefits from the Business Combination;

•	the Company’s plans to build out its constellation of satellites to 202 by 2025;

•	the Company’s ability to launch satellites less expensively than its competitors;

•	the Company’s ability to increase satellite production to meet demand and reach its mapping goals.

•	the Company’s future financial performance following the Business Combination, including any expansion plans and opportunities;

•	the Company’s success in retaining or recruiting, or changes required in, its officers, key employees or directors following the Business Combination or any other initial business combination;

•	changes in the Company’s strategy, future operations, financial position, estimated revenue and losses, projected costs, prospects and plans;

•	the Company’s ability to coordinate with the NOAA Commercial Remote Sensing Regulatory Affairs agency to assure an understanding of regulations as they evolve;

•	the implementation, market acceptance and success of the Company’s business model;

•	the Company’s expectations surrounding capital requirements as it seeks to build and launch more satellites;

•	the Company’s expectations surrounding the growth of its commercial platform as a part of its revenues;

•	the Company’s expectations surrounding the insurance it will maintain going forward;

•	the Company’s ability to conduct remaps of the planet with increasing regularity or frequency as it increases its number of satellites;

•	the Company’s ability to productize its internal data analytics platform;

•	the Company’s ability to utilize the “controlled company” exemption under the rules of Nasdaq; and

•	the Company’s ability to maintain the listing of the Class A Ordinary Shares or Warrants on Nasdaq.

These forward-looking statements are based on information available as of the date of this Report, and current expectations, forecasts and assumptions involve a number of judgments, risks and uncertainties. Accordingly, forward-looking statements should not be relied upon as representing our views as of any subsequent date, and we do not undertake any obligation to update forward-looking statements to reflect events or circumstances after the date they were made, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws. As a result of a number of known and unknown risks and uncertainties, our actual results or performance may be materially different from those expressed or implied by these forward-looking statements. Some factors that could cause actual results to differ include:

•

the ability to recognize the anticipated benefits of the Business Combination, which may be affected by, among other things, the ability of the Company to grow and manage growth profitably, maintain relationships with customers, compete within its industry and retain its key employees;

•	future exchange and interest rates;

•	the significant uncertainty created by the COVID-19 pandemic;

•	the Company is highly dependent on the services of its executive officers;

•	the Company may experience difficulties in managing its growth and expanding its operations;

•	the outcome of any legal proceedings that may be instituted against the Company or others in connection with the Business Combination and the related transactions;

•

the success of the Company’s business will be highly dependent on its ability to effectively market and sell its EO services, including to commercial customers, and to convert contracted revenues and its pipeline of potential contracts into actual revenues, which can be a costly process;

•	the Company may face risks and uncertainties associated with defense-related contracts, which may have a material adverse effect on its business;

•	if the Company is unable to scale production of its satellites as planned, its business and results of operations could be adversely affected;

•

the Company is dependent on third parties to transport and launch its satellites into space and any delay could have a material adverse impact on its business, financial condition, and results of operations;

•

the market may not accept the Company’s geospatial intelligence, imagery and related data analytic products and services, and its business is dependent upon its ability to keep pace with the latest technological changes;

•

the Company’s ability to grow its business depends on the successful production, launch, commissioning and/or operation of its satellites and related ground systems, software and analytic technologies, which is subject to many uncertainties, some of which are beyond its control;

•

the market for geospatial intelligence, imagery and related data analytics has not been established with precision, is still emerging and may not achieve the growth potential the Company expects or may grow more slowly than expected;

•	if the Company’s satellites fail to operate as intended, it could have a material adverse effect on its business, financial condition and results of operations;

•	satellites are subject to production and launch delays, launch failures, damage or destruction during launch, the occurrence of which can materially and adversely affect the Company’s operations; and

•	other risks and uncertainties indicated in this Report, including those in other filings that have been made or will be made with the Securities and Exchange Commission (the “SEC”) by the Company.

The risk factors and cautionary language referred to or incorporated by reference in this Report provide examples of risks, uncertainties and events that may cause actual results to differ materially from the expectations described in our forward-looking statements, including among other things, the items identified in the section entitled “Risk Factors” of the final prospectus, dated November 12, 2021, to the Company’s Registration Statement on Form F-4 (333-258764) initially filed with the SEC on August 12, 2021 and declared effective by the SEC on November 12, 2021 (the “Form F-4”) as supplemented by the prospectus supplement to the Form F-4, which are incorporated by reference into this Report.

DEFINED TERMS

In this Report:

“Additional Shares” means the Series X Additional Shares, the PIPE Additional Shares and the FPC Additional Shares, collectively.

“Adjustment Period” shall mean the 30-calendar day period ending on (and including) the “Effectiveness Date”, as such term is defined in the PIPE Subscription Agreements.

“Adjustment Period VWAP” means the volume weighted average price of a Class A Ordinary Share, as reported on Nasdaq, determined for the trading days that occur during the Adjustment Period (as reported on Bloomberg).

“Board” means the Board of Directors of the Company.

“Business Combination” means the Mergers and the other Transactions consummated pursuant to the Merger Agreement.

“Business Combination Proposal” means the proposal to approve the adoption of the Merger Agreement and the Business Combination.

“CF V” means Satellogic V Inc. (formerly CF Acquisition Corp. V), a Delaware corporation.

“CF V Class A Common Stock” means Class A common stock of CF V, par value $0.0001 per share.

“CF V Class B Common Stock” means Class B common stock of CF V, par value $0.0001 per share.

“CF V Common Stock” means, collectively, the CF V Class A Common Stock and the CF V Class B Common Stock.

“CF V Public Warrants” means the CF V Warrants sold as part of the CF V Units in the IPO.

“CF V Transaction Expenses” means any out-of-pocket fees and expenses paid by CF V or Sponsor (whether or not billed or accrued for) as a result of or in connection with the negotiation, documentation and consummation of the Business Combination, including (A) all fees, costs, expenses, brokerage fees, commissions, finders’ fees and disbursements of financial advisors, investment banks, data room administrators, attorneys, accountants and other advisors and service providers, (B) transfer taxes, and (C) filing fees paid to governmental authorities in connection with the Business Combination Transactions in accordance with the Merger Agreement.

“CF V Units” means units of CF V, each unit comprising one share of CF V Class A Common Stock and one-third of one CF V Warrant.

“CF V Warrants” means warrants to purchase shares of CF V Class A Common Stock including the CF V Public Warrants and the CF V Placement Warrants.

“Class A Ordinary Shares” means the Class A ordinary shares of the Company, each having a nominal value in U.S. dollars of $0.0001 per share.

x

“Class B Ordinary Shares” means the Class B ordinary shares of the Company, each having a nominal value in U.S. dollars of $0.0001 per share.

“Closing” means the consummation of the Business Combination.

“Closing Date” means January 25, 2022.

“Company” or “Satellogic” means Satellogic Inc., a business company with limited liability incorporated under the laws of the British Virgin Islands.

“Convertible Notes” means the convertible notes the Company issued pursuant to (i) the Note Purchase Agreement dated of April 6, 2018, as amended and restated in the Amended and Restated Note Purchase Agreement dated of September 9, 2019, (ii) the Amended and Restated Note Purchase Agreement dated of September 9, 2019, and (iii) Note Purchase Agreement dated of September 25, 2020.

“Executive Management” means members of the executive management team of the Company.

“Forward Purchase Securities” means the 1,250,000 Class A Ordinary Shares and 333,333 Warrants purchased pursuant to the Forward Purchase Contract.

“FPC Additional Shares” means the Class A Ordinary Shares the Sponsor will be entitled to receive if the Adjustment Period VWAP is less than $10.00 per Class A Ordinary Share. In the event the Adjustment Period VWAP is less than $8.00, the Adjustment Period VWAP for purposes of this calculation will be deemed to be $8.00.

“Governing Documents” means the Memorandum and Articles of Association of Satellogic.

“IFRS” means the International Financial Reporting Standards as issued by the International Accounting Standards Board.

“Initial Merger Effective Time” means the time on January 25, 2022 when the Initial Merger became effective.

“IPO” means CF V’s initial public offering of CF V Units, consummated on February 2, 2021.

“Liberty Investment” means the investment made by the Liberty Investor pursuant to which the Liberty Investor agreed to purchase, and the Company agreed to issue and sell to the Liberty Investor, (i) 20,000,000 Class A Ordinary Shares, (ii) 5,000,000 $10.00 Warrants, and (iii) 15,000,000 $15.00 Warrants, in a private placement

“Liberty Investor” means Liberty Strategic Capital (SATL) Holdings, LLC an investment vehicle managed by Liberty 77 Capital L.P.

“Mergers” means the Initial Merger together with the CF V Merger.

“Nasdaq” means the Nasdaq Capital Market, the Nasdaq Global Market or the Nasdaq Global Select Market, as may be applicable.

“Nettar” means Nettar Group Inc., a business company with limited liability incorporated under the laws of the British Virgin Islands.

“Nettar Ordinary Shares” means the ordinary shares of Nettar, par value $0.00001 per share.

“Nettar Preference Shares” means, collectively, (i) the series A preference shares of Nettar, par value $0.00001 per share, (ii) the series B preference shares of Nettar, par value $0.00001 per share, (iii) the series B-1 preference shares of Nettar, par value $0.00001 per share and (iv) the series X preference shares of Nettar, par value $0.00001 per share.

“Nettar Shares” means, collectively, the Nettar Ordinary Shares together with the Nettar Preference Shares.

“Nettar Warrant” means the outstanding and unexercised warrant to purchase Nettar Shares pursuant to that certain Warrant to Purchase Shares, dated as of March 8, 2021, by and between Nettar and Columbia River Investment Limited.

“Ordinary Shares” means the Class A Ordinary Shares together with the Class B Ordinary Shares.

“PIPE” means the sale of Class A Ordinary Shares pursuant to PIPE Subscription Agreements in a private placement that occurred concurrently with the Business Combination.

“PIPE Additional Shares” means the Class A Ordinary Shares each PIPE Investor will be entitled to receive if the Adjustment Period VWAP is less than $10.00 per Class A Ordinary Share. In the event the Adjustment Period VWAP is less than $8.00, the Adjustment Period VWAP for purposes of this calculation will be deemed to be $8.00.

“PIPE Investment” means the investment by the PIPE Investors pursuant to the PIPE.

“PIPE Investors” means investors that subscribed for Class A Ordinary Shares in the PIPE Investment.

“PIPE Subscription Agreements” means the Subscription Agreements, dated as of July 5, 2021, by and among CF V, the Company and the PIPE Investors.

“PIPE Warrants” means the warrants to acquire 2,500,000 Class A Ordinary Shares at a purchase price of $20.00 per share issued to a PIPE Investor that elected to subject its PIPE Shares to a two-year lock-up.

“Promissory Note” means that certain Secured Promissory Note, dated December 23, 2021 (as modified by that certain letter agreement, dated December 30, 2021, and as further amended, amended and restated, supplemented or otherwise modified from time to time), pursuant to which, CF Securities agreed to loan the Company (i) $7,500,000 and (ii) if requested by the Company, up to an additional $7,500,000, which the Company may request until the earlier to occur of (A) the closing of the Business Combination and the permitted equity issuance (as defined below), and (B) February 15, 2022.

“SEC” means the U.S. Securities and Exchange Commission.

“Series X Additional Shares” means the Class A Ordinary Shares that each holder of series X preference shares of Nettar will be entitled to receive if the Adjustment Period VWAP is less than $10.00 per Class A Ordinary Share. In the event the Adjustment Period VWAP is less than $8.00, the Adjustment Period VWAP for purposes of this calculation will be deemed to be $8.00.

“SPAC Merger Sub” means Ganymede Merger Sub 2 Inc., a Delaware corporation and a direct wholly owned subsidiary of Satellogic.

“Special Meeting” means the special meeting of the stockholders of CF V, held on January 24, 2022.

“Sponsor” means CFAC Holdings V, LLC, a Delaware limited liability company.

“Target Merger Sub” means Ganymede Merger Sub 1 Inc., a business company with limited liability incorporated under the laws of the British Virgin Islands and a direct wholly owned subsidiary of Satellogic.

“Warrants” means warrants to purchase Class A Ordinary Shares.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

A. Directors and Senior Management

Pursuant to the Liberty Letter Agreement, the Liberty Investor has the right to nominate two directors for election to the Board by the Company shareholders, which director nominees must be reasonably acceptable to the Company (the “Liberty Directors). The Liberty Directors consist of Secretary Steven Terner Mnuchin, who serves as the Company’s non-executive Chairperson, and an individual to be designated by Liberty prior to the Liberty Closing who is reasonably acceptable to the Company. Information relating to Secretary Mnuchin is set forth below under “Management of PubCo following the Business Combination.” In addition, the parties agreed that (i) for so long as Emiliano Kargieman and his affiliates own beneficially at least one-third of the number of shares of the Company owned on the Closing of the Business Combination (subject to customary adjustments for corporate events), Mr. Kargieman will have the right to designate two directors for election to the Company Board by the Company shareholders, one of whom will be Mr. Kargieman and the other shall be reasonably acceptable to Liberty and Sponsor, who will initially be Marcos Galperin, (ii) for so long as Sponsor and its affiliates own beneficially at least one-third of the number of shares of the Company owned on the Closing Date (subject to customary adjustments for corporate events), Howard Lutnick will be designated for election to the Company Board by Company’s shareholders and (iii) three initial directors will be Ted Wang, Brad Halverson and an individual designated by Mr. Kargieman who is reasonably acceptable to Liberty and whose appointment shall be in compliance with NASDAQ listing requirements, each of whom will be appointed prior to Closing.

The Company’s Board immediately following consummation of the Business Consummation is comprised of:

•

Emiliano Kargieman was appointed prior to the Closing of the Business Combination and is included in the Form F-4, in the section entitled “Management of PubCo following the Business Combination,” which is incorporated herein by reference; and

•

Steven Mnuchin, who serves as Chairperson, Howard Lutnick, Ted Wang, Marcos Galperin and Brad Halverson were all appointed at the Initial Merger Effective Time. Information relating to these new directors is set forth in the Supplement in the section entitled “Management of PubCo following the Business Combination,” which is incorporated herein by reference.

The members of our Executive Management immediately following the Closing are set forth in the Form F-4, in the section entitled “Management of PubCo following the Business Combination,” and in the prospectus supplement (the “Supplement”) to the Form F-4 in the section entitled “Management of PubCo following the Business Combination,” which is incorporated herein by reference.

Unless otherwise indicated in Item 6.A below, the business address for each of the Company’s directors and members of Executive Management is Ruta 8 Km 17,500, Edificio 300 Oficina 324 Zonamérica Montevideo, 91600, Uruguay.

B. Advisers

Greenberg Traurig, P.A., 333 S.E. 2nd Avenue, Miami, FL 33131 and Friedman Kaplan Seiler & Adelman LLP, 7 Times Square, 28 Fl. New York, NY 10036, as U.S. counsel, and Maples and Calder, PO Box 173, Road Town, Tortola, VG1110, British Virgin Islands, as British Virgin Islands counsel, have acted as counsel for the Company and will act as counsel to the Company following the Closing.

C. Auditors

WithumSmith+Brown, PC acted as CF V’s independent auditor for the period from January 23, 2020 (inception) to December 31, 2020.

Pistrelli, Henry Martin y Asociados S.R.L. (Member firm of Ernst & Young Global) acted as Nettar’s independent registered public accounting firm for the years ended December 31, 2019 and 2020.

In connection with the consummation of the Business Combination, the Company intends to retain Pistrelli, Henry Martin y Asociados S.R.L. (Member firm of Ernst & Young Global), Nettar’s previous auditor, as the Company’s independent registered public accounting firm following the Closing.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A. Reserved

B. Capitalization and Indebtedness

The following table sets forth the capitalization of the Company on an unaudited pro forma consolidated basis as of June 30, 2021, after giving effect to the Business Combination for a fuller discussion on our pro forma financials please see Exhibit 99.2 hereto.

UNAUDITED PRO FORMA COMBINED BALANCE SHEET (in USD)

(amounts in USD)	As of June 30, 2021
Assets	Pro Forma Combined
Current assets
Cash and cash equivalents	202,783,188
Other current assets	1,924,609
Total current assets	204,707,797
Total non-current assets	35,377,508

Total assets	240,085,305

Liabilities and Shareholders’ Equity
Total non-current liabilities	5,592,968
Total current liabilities	8,875,026

Total liabilities	14,467,994

Shareholders’ equity
Nettar Ordinary shares	—
Nettar Preference shares	—
Nettar Treasury shares	—
Warrants	161,432,000
CF V Class A common stock	—
CF V Class B common stock	—
Ordinary Shares	11,208
Additional paid-in capital	418,244,641
Other paid-in capital	7,697,670
Retained earnings	(361,768,208)

Total shareholders’ equity	225,617,311

Total liabilities and shareholders’ equity	240,085,305

The foregoing pro forma financial figures do not reflect the increase in redemptions of an aggregate of 469,541 shares of CF V Class A Common Stock on the Extended Redemption Date (as defined below) which brought the total aggregate redemptions of CF V Class A Common Stock from 22,674,105 to 23,143,646.

Prior to the Closing, on December 6, 2021, in connection with the expected vote to approve the Business Combination Proposal at CF V’s Special Meeting, certain shareholders of CF V exercised their right to redeem 22,674,105 shares of CF V Class A Common Stock for cash at a redemption price of approximately $10.00 per share, for an aggregate redemption amount of approximately $226.7 million (the “Original Redemption Amount”).

In connection with the entry into the Liberty Investment, the CF V Board determined to give the CF V public stockholders that hold shares of CF V Class A Common Stock and did not previously exercise their right to have their shares of CF V Class A Common Stock redeemed, a further opportunity to exercise their redemption rights prior to the January 24, 2022 Special Meeting (the “Extended Redemption Date”). In connection with the Extended Redemption Date, certain shareholders of CF V exercised their right to redeem 469,541 shares of CF V Class A Common Stock for cash at a redemption price of approximately $10.00 per share, for an aggregate redemption amount, together with the Original Redemption Amount of approximately $231.4 million.

In connection with the Closing of the Business Combination, Nettar (i) repaid all principal and interest due under the Loan and Security Agreement, dated as of March 8, 2021, by and between the Company and Columbia River Investment Limited and (ii) issued 788,021 shares to CF Securities in repayment of all amounts due under the Initial Loan.

Information pertaining to our Capitalization and Indebtedness is set forth in the Supplement, in the section entitled “Recent Developments” which is incorporated herein by reference.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

The risk factors associated with the Company are described in the Form F-4 in the section entitled “Risk Factors” which are incorporated herein by reference.

ITEM 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

The Company was incorporated under the laws of the British Virgin Islands on June 29, 2021 solely for the purpose of effectuating the Business Combination, which was consummated on January 25, 2022. See “Explanatory Note” above for further details of the Business Combination. See also a description of the material terms of the Business Combination as described in the Form F-4 in the section entitled, “The Business Combination Proposal” and for recent developments relating to the Business Combination, see the section of the Supplement entitled “Recent Developments.” The Company owns no material assets other than its interests in Nettar and CF V acquired in the Business Combination and does not operate any business other than through Nettar, its wholly-owned subsidiary. Nettar is a business company with limited liability incorporated under the laws of the British Virgin Islands. See Item 5-Operating and Financial Review and Prospects for a discussion of Nettar’s principal capital expenditures for the year ended December 31, 2020 and the six months ended June 30, 2021. There are no other material capital expenditures or divestitures currently in progress as of the date of this Report.

The mailing address of the Company’s principal executive office Ruta 8 Km 17,500, Edificio 300 Oficina 324 Zonamérica Montevideo, 91600, Uruguay and its telephone number is 00-598-25182302. The Company’s principal website address is www.satellogic.com. The information contained on, or accessible through, the Company’s website is not incorporated by reference into this Report, and you should not consider it a part of this Report.

The Company is subject to certain of the informational filing requirements of the Exchange Act. Since the Company is a “foreign private issuer”, the officers, directors and principal shareholders of the Company are exempt from the reporting and “short-swing” profit recovery provisions contained in Section 16 of the Exchange Act with respect to their purchase and sale of Class A Ordinary Shares. In addition, the Company is not required to file reports and financial statements with the SEC as frequently or as promptly as U.S. public companies whose securities are registered under the Exchange Act. However, the Company is required to file with the SEC an Annual Report on Form 20-F containing financial statements audited by an independent accounting firm. On November 15, 2021, the Company and CF V furnished to its shareholders a proxy statement/prospectus relating to the Business Combination. The SEC also maintains a website at http://www.sec.gov that contains reports and other information that the Company files with or furnishes electronically to the SEC.

B. Business Overview

Prior to the Business Combination, the Company did not conduct any material activities other than those incidental to its formation and the matters contemplated by the Merger Agreement, such as the making of certain required securities law filings and the establishment of merger subsidiaries. Upon the Closing, the Company became the direct parent of Nettar, and conducts its business through Nettar and Nettar’s subsidiaries.

Information regarding the business of Nettar is included in the Form F-4 in the sections entitled “Information Related to the Company” and “The Company’s Management’s Discussion and Analysis of Financial Condition and Results of Operations,” which are incorporated herein by reference.

C. Organizational Structure

The following diagram shows the ownership and structure of the Company immediately following the consummation of the Business Combination.

(1)	The diagram above only shows selected subsidiaries of the Company.
(2)	All lines represent 100% ownership unless otherwise indicated.

D. Property, Plants and Equipment

Information regarding the facilities of Nettar is included in the Form F-4 in the section entitled “Information Related to the Company—Operations—Facilities” which is incorporated herein by reference.

ITEM 4A. UNRESOLVED STAFF COMMENTS

None / Not applicable.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Following and as a result of the Business Combination, the business of the Company is conducted through Nettar, the Company’s direct, wholly-owned subsidiary, and Nettar’s subsidiaries.

The discussion and analysis of the financial condition and results of operation of Nettar is included in the Form F-4 in the section entitled “The Company’s Management’s Discussion and Analysis of Financial Condition and Results of Operations,” which is incorporated herein by reference.

Recent Developments

The discussion and analysis of our recent developments is included in the Supplement in the section entitled “Recent Developments,” which is incorporated herein by reference.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Executive Officers

Pursuant to the Liberty Letter Agreement, the Liberty Investor will have the right to nominate two directors for election to the Board by the Company shareholders, which director nominees must be reasonably acceptable to the Company. The Liberty Directors will initially be Secretary Steven Mnuchin, who will serve as the Company’s non-executive Chairperson, and an individual to be designated by Liberty prior to the Liberty Closing who is reasonably acceptable to the Company. Information relating to Secretary Mnuchin is set forth below under “Management of PubCo following the Business Combination.” In addition, the parties agreed that (i) for so long as Emiliano Kargieman and his affiliates own beneficially at least one-third of the number of shares of the Company owned on the Closing of the Business Combination (subject to customary adjustments for corporate events), Mr. Kargieman will have the right to designate two directors for election to the Company Board by the Company shareholders, one of whom will be Mr. Kargieman and the other shall be reasonably acceptable to Liberty and Sponsor, (ii) for so long as Sponsor and its affiliates own beneficially at least one-third of the number of shares of the Company owned on the Closing Date (subject to customary adjustments for corporate events), Howard Lutnick will be nominated for election by the Board to the Company’s shareholders and (iii) three initial directors will be Ted Wang, Brad Halverson and an individual designated by Mr. Kargieman who is reasonably acceptable to Liberty and whose appointment shall be in compliance with NASDAQ listing requirements, each of whom will be appointed prior to Closing. The Liberty Investor will no longer have any right to nominate any director to the Board from and after the date it and its affiliates no longer hold economic ownership of at least 6,666,666 Class A Ordinary Shares. Upon such event, each incumbent Liberty Director will be entitled to continue to serve as a director on the Board until the next election of directors of any class, but in no event more than one year following such event.

The Company’s Board immediately following consummation of the Business Consummation is comprised of:

•

Emiliano Kargieman, Ted Wang, Marcos Galperin and Brad Halverson who are all included in the Form F-4, in the section entitled “Management of PubCo following the Business Combination,” which is incorporated herein by reference; and

•	Steven Mnuchin and Howard Lutnick who are included in the Supplement in the section entitled “Management of PubCo following the Business Combination,” which is incorporated herein by reference.

The business address for each of Company’s directors and members of Executive Management is Ruta 8 Km 17,500, Edificio 300 Oficina 324 Zonamérica Montevideo, 91600, Uruguay. The biographies of our Executive Management and the previously appointed directors of the Company are set forth in the Form F-4, in the sections entitled, “The Company’s Directors and Senior Management” and “Management of PubCo following the Business Combination,” and in the Supplement in the section entitled “Management of PubCo following the Business Combination,” which are incorporated herein by reference. Following are the biographies of the newly appointed directors.

B. Compensation

Information pertaining to the compensation of the directors and members of Executive Management of the Company is set forth in the Form F-4, in the sections entitled “Management of PubCo following the Business Combination—Compensation of Directors and Officers,” ”The Company’s Directors and Senior Management —Executive Compensation” and “Management of PubCo following the Business Combination —Compensation of Directors and Officers,” which are incorporated herein by reference.

C. Board Practices

Information pertaining to the Board practices following the Closing is set forth in the Form F-4, in the section entitled “Management of PubCo following the Business Combination,” and in the Supplement in the section entitled “Management of PubCo following the Business Combination,” each of which is incorporated herein by reference.

Following consummation of the Business Combination, the directors have been assigned to the following classes and Board committees:

Director	Class	Committees
Emiliano Kargieman	Class III	None
Ted Wang	Class I	Audit
Marcos Galperin	Class III	Audit
Brad Halverson	Class III	Audit (Chairperson)
Howard Lutnick	Class II	None
Steven Mnuchin	Class I	None

The term for the Class I directors will expire in 2025, for the Class II directors will expire in 2023 and for the Class III directors in 2024.

Foreign Private Issuer Exemption

As a “foreign private issuer,” as defined by the SEC, the Company is permitted to follow home country corporate governance practices, instead of certain corporate governance practices required by Nasdaq for U.S. domestic issuers other than with respect to certain voting and committee requirements. The Company has elected to avail itself of the exemptions available to it under Rule 5613(c) of the Nasdaq rules by forgoing (i) the requirement that the Company have a compensation committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities and (ii) the requirement that the Company have a nominating and corporate governance committee composed of entirely independent directors with a written charter addressing the committee’s purpose and responsibilities. The Company will be eligible to take advantage of additional exemptions from certain corporate governance standards of the Nasdaq.

The Company intends to take all actions necessary for it to maintain compliance as a foreign private issuer under the applicable corporate governance requirements of the Sarbanes-Oxley Act of 2002, the rules adopted by the SEC and the Nasdaq corporate governance rules and listing standards.

Because the Company is a foreign private issuer, its directors and senior management are not subject to short-swing profit and insider trading reporting obligations under Section 16 of the Exchange Act. They will, however, be subject to the obligations to report changes in share ownership under Section 13 of the Exchange Act and related SEC rules.

Compensation Committee

As a foreign private issuer, the Company is not required to and does not presently have a compensation committee. Following the Liberty Closing, the Company intends to form a compensation committee.

Our compensation committee will be responsible for, among other things:

•

reviewing and approving the corporate goals and objectives, evaluating the performance of and reviewing and approving (either alone or, if directed by the board of directors, in conjunction with a majority of the independent members of the board of directors) the compensation of our Chief Executive Officer;

•	overseeing an evaluation of the performance of and reviewing and setting or making recommendations to our board of directors regarding the compensation of our other executive officers;

•	reviewing and approving or making recommendations to our board of directors regarding our incentive compensation and equity-based plans, policies and programs;

•	reviewing and approving all employment agreement and severance arrangements for our executive officers;

•	making recommendations to our board of directors regarding the compensation of our directors; and

•	retaining and overseeing any compensation consultants.

The Board will adopt a new written charter for the compensation committee, which will be available on the Company’s website after adoption. The reference to the Company’s website address in this proxy statement/prospectus does not include or incorporate by reference the information on the Company’s website into this proxy statement/prospectus.

Nominating Committee

Information pertaining to our Nominating Committee is set forth in the Form F-4 in the section entitled “Management of PubCo Following the Business Combination-Director Nominations” and in the Supplement in the section entitled “Management of PubCo Following the Business Combination-Nominating Committee” each of which is incorporated herein by reference.

D. Employees

Following and as a result of the Business Combination, the business of the Company is conducted through Nettar, the Company’s direct, wholly-owned subsidiary and Nettar’s subsidiaries.

Information pertaining to Nettar’s employees is set forth in the Form F-4, in the section entitled “Information Related to the Company—Human Capital,” which is incorporated herein by reference.

E. Share Ownership

Information about the ownership of the Ordinary Shares by the Company’s directors and members of Executive Management upon consummation of the Business Combination is set forth in Item 7-Major Shareholders and Related Party Transactions.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

The following table sets forth information regarding the beneficial ownership of the Ordinary Shares as of January 25, 2021 immediately following the consummation of the Business Combination by:

•	each person known by us to be the beneficial owner of more than 5% of the Ordinary Shares;

•	each of our directors and members of Executive Management; and

•	all our directors and members of Executive Management as a group.

Beneficial ownership is determined according to the rules of the SEC, which generally provide that a person has beneficial ownership of a security if he, she or it possesses sole or shared voting or investment power over that security, and includes shares underlying options, warrants or other derivative securities, as applicable, that are currently exercisable or convertible or exercisable or convertible within 60 days. Ordinary Shares that may be acquired within 60 days of January 25, 2022 pursuant to the exercise of options or Warrants are deemed to be outstanding for the purpose of computing the percentage ownership of such holder but are not deemed to be outstanding for computing the percentage ownership of any other person or entity shown in the table. Each holder of Class B Ordinary Shares is entitled to ten votes per share on all matters to be voted on by shareholders generally, including the election of directors.

Unless otherwise indicated, we believe that all persons named in the table below have sole voting and investment power with respect to the Ordinary Shares beneficially owned by them.

	Class A Ordinary Shares		Class B Ordinary Shares		Approximate Percentage of Outstanding Common Stock
Name and Address of Beneficial Owner	Number of Shares Beneficially Owned	% of Class	Number of Shares Beneficially Owned	% of Class
Directors and Executive Officers(1)
Emiliano Kargieman	—	—%	13,662,658	100.0%	19.3%
Rick Dunn	518,483	* %	—	—%	* %
Aviv Cohen	360,058	* %	—	—%	* %
Gerardo Richarte	1,741,992	3.0%	—	—%	2.5%
Rebeca Brandys	31,707	* %	—	—%	* %
Ted Wang	443,896	* %	—	—%	* %
Marcos Galperin	26,328	* %	—	—%	* %
Brad Halverson	—	—%	—	—%	—%
Steven Terner Mnuchin	—	—%	—	—%	—%
Howard Lutnick(2)	13,776,353	23.9%	—	—%	19.3%
All executive officers and directors as a group (10 individuals)	16,898,817	28.6%	13,662,658	100%	42.1%
5% or More Shareholders:
Cantor Fitzgerald L.P.(2)	13,776,353	23.9%	—	—%	19.3%
Pitanga Invest Ltd.(3)	10,656,546	18.7%	—	—%	15.1%
Hannover Holdings S.A.(4)	7,558,158	13.3%	—	—%	10.7%

*	Indicates less than 1% ownership
(1)	Unless otherwise noted, the business address of each of the following entities or individuals is c/o Satellogic Inc., Ruta 8 Km 17,500, Edificio 300 Oficina 324 Zonamérica Montevideo, 91600, Uruguay.

(2)

Upon Closing, (i) the Sponsor was the record holder of 10,396,770 Class A Ordinary Shares, comprised of 600,000 shares converted from CF V Placement Shares, 6,230,000 shares converted from Founder Shares, 1,250,000 Class A Ordinary Shares purchased pursuant to the Forward Purchase Contract, and 2,316,770 PIPE Shares, (ii) CF&Co. will be the record holder of 2,058,229 Class A Ordinary Shares issued as consideration for the business combination marketing fee and placement agent fees, and (iii) CF Securities was the record holder of 788,021 PubCo Class A Ordinary Shares issued as repayment of amounts outstanding under the Promissory Note. Cantor is the sole member the Sponsor and indirectly holds a majority of the ownership interests of CF&Co. and CF Securities. CFGM is the managing general partner of Cantor and directly or indirectly controls the managing general partners of CF Securities and CF&Co. Mr. Lutnick, is the Chairman and Chief Executive Officer of CF V and CFGM, and is the trustee of CFGM’s sole stockholder. As such, each of Cantor, CFGM and Mr. Lutnick may be deemed to have beneficial ownership of the Class A Ordinary Shares held directly by the Sponsor, CF&Co. and CF Securities. Each such entity or person disclaims any beneficial ownership of the reported shares other than to the extent of any pecuniary interest they may have therein, directly or indirectly. Also reflects 200,000 Class A Ordinary Shares issuable upon exercise of the Warrants converted from CF V Placement Warrants and 333,333 Class A Ordinary Shares issuable upon exercise of the Warrants issued under the Forward Purchase Contract which will be owned by the Sponsor upon Closing and that will be exercisable within 60 days of Closing.

(3)	Information related to Pitanga Invest Ltd.’s beneficial ownership is not available to the Company.
(4)	Information related to Hannover Holdings S.A.’s beneficial ownership is not available to the Company.

B. Related Party Transactions

Information pertaining to related party transactions is set forth in the Form F-4, in the section entitled “Certain Relationships and Related Person Transactions,” and in the sections entitled “Recent Development-Promissory Note“ and “Recent Development-Cantor Fee Letters“ of the Supplement, each of which is incorporated herein by reference.

C. Interests of Experts and Counsel

None / Not applicable.

ITEM 8. FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

See Item 18-Financial Statements of this Report for consolidated financial statements and other financial information.

Information regarding legal proceedings involving the Company and Nettar is included in the Form F-4 in the sections entitled “Information Related to the Company—Legal Proceedings” and “Information about CF V—Legal Proceedings”, which is incorporated herein by reference.

B. Significant Changes

None / Not Applicable.

ITEM 9. THE OFFER AND LISTING

A. Offer and Listing Details

Nasdaq Listing of Class A Ordinary Shares and Warrants

The Class A Ordinary Shares and Warrants are listed on Nasdaq Global Market under the symbols “SATL” and “SATLW”, respectively. Holders of Class A Ordinary Shares and Warrants should obtain current market quotations for their securities.

Lock-Up Agreement

Information regarding the lock-up restrictions applicable to the Ordinary Shares issued pursuant to the Forward Purchase Contract is included in the Form F-4 in the section entitled “Certain Relationships and Related Person Transactions—Lock-Up Agreement”, which is incorporated herein by reference.

Sponsor Support Agreement

Information regarding the vesting and potential forfeiture restrictions applicable to the Ordinary Shares issued to the PIPE Investors is included in the Form F-4 in the section entitled “Certain Relationships and Related Person Transactions—Sponsor Support Agreement” which is incorporated herein by reference.

Amended and Restated Forward Purchase Contract

Information regarding the lock-up restrictions applicable to the Ordinary Shares is included in the Form F-4 in the section entitled “Certain Relationships and Related Person Transactions—Amended and Restated Forward Purchase Contract” which is incorporated herein by reference.

PIPE Subscription Agreements

Information regarding the lock-up restrictions applicable to the Ordinary Shares is included in the Form F-4 in the section entitled “Certain Relationships and Related Person Transactions—PIPE Subscription Agreements” which is incorporated herein by reference.

Liberty Lock-Up

In connection with the issuance of the Liberty Securities, the Liberty Investor has agreed to subject the Liberty Securities (other than the Advisory Fee Warrants or any shares issuable in respect thereof) to transfer restrictions for a period of one year following the Closing of the Business Combination.

B. Plan of Distribution

Not applicable.

C. Markets

The Class A Ordinary Shares and Warrants are listed on Nasdaq Global Market under the symbols “SATL” and “SATLW,” respectively.

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A. Share Capital

The Company is authorized to issue an unlimited number of Ordinary Shares of $0.0001 par value per share, divided into two classes as follows: Class A Ordinary Shares and Class B Ordinary Shares.

As of January 26, 2022, subsequent to the Closing of the Business Combination, there were 55,161,992 Class A Ordinary Shares outstanding and issued and 13,662,658 Class B Ordinary Shares outstanding and issued. The following Warrants were outstanding (i) 8,866,666 Warrants each entitling the holder to purchase one Class A Ordinary Share at an exercise price of $11.50 per share, (ii) 2,500,000 Warrants, each entitling the holder to purchase one Class A Ordinary Share at an exercise price of $20.00 per share and (iii) one Warrant to purchase 15,931,360 Class A Ordinary Shares at an aggregate exercise price of $40,089,033. There were also 2,075,512 options outstanding, each entitling the holder to purchase one Class A Ordinary Share.

B. Memorandum and Articles of Association

The Memorandum and Articles of Association of the Company were most recently amended and restated on January 24, 2022 and are included as Exhibit 1.1 to this Report. The description of the Memorandum and Articles of Association of the Company is included in the Form F-4 in the section entitled “Description of PubCo Securities” and in the Supplement in the section entitled “Management of PubCo following the Business Combination-Amended PubCo Governing Documents” which is incorporated herein by reference.

C. Material Contracts

Material Contracts Relating to the Business Combination

Merger Agreement

The description of the Merger Agreement is included in the Form F-4 in the section entitled “The Business Combination Proposal – The Merger Agreement” which is incorporated herein by reference.

Ancillary Agreements

The description of other material agreements relating to the Business Combination is included in the Form F-4 in the section entitled “The Business Combination Proposal – Related Agreements” which is incorporated herein by reference.

Other Agreements

Liberty Investment

The description of the Liberty Investment is included in the Supplement in the section entitled “Recent Developments-Liberty Investment” which is incorporated herein by reference.

Loan Extension

The description of the Loan Extension is included in the Supplement in the section entitled “Recent Developments-Loan Extension” which is incorporated herein by reference.

Promissory Note

The description of the Promissory Note is included in the Supplement in the section entitled “Recent Developments-Promissory Note” which is incorporated herein by reference.

Cantor Fee Letters

The description of the fees payable by the Company to the Sponsor and its affiliates are included in the Supplement in the section entitled “Recent Developments-Cantor Fee Letters” which is incorporated herein by reference.

D. Exchange Controls

There are no foreign exchange controls or foreign exchange regulations under the currently applicable laws of the British Virgin Islands.

E. Taxation

Information pertaining to tax considerations related to the Business Combination is set forth in the Form F-4, in the section entitled “Material Tax Considerations,” which is incorporated herein by reference.

F. Dividends and Paying Agents

The Company has never declared or paid any cash dividends and has no plan to declare or pay any dividends on Ordinary Shares in the foreseeable future. The Company currently intends to retain any earnings for future operations and expansion.

G. Statement by Experts

Not applicable.

H. Documents on Display

We are subject to certain of the informational filing requirements of the Exchange Act. Since we are a “foreign private issuer,” our officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions contained in Section 16 of the Exchange Act, with respect to their purchase and sale of our equity securities. In addition, we are not required to file reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. However, we are required to file with the SEC an Annual Report on Form 20-F containing financial statements audited by an independent accounting firm. We will also furnish to the SEC, on Form 6-K, unaudited financial information with respect to our first two fiscal quarters. Information filed with or furnished to the SEC by us will be available on our website. On November 15, 2021, the Company and CF V furnished to its shareholders a proxy statement/prospectus relating to the Business Combination. The SEC also maintains a website at http://www.sec.gov that contains reports and other information that we file with or furnish electronically with the SEC.

I. Subsidiary Information

Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The information set forth in the section entitled “The Company’s Management’s Discussion and Analysis of Financial Condition and Results of Operations—Quantitative and Qualitative Disclosures about Market Risk” in the Form F-4 is incorporated herein by reference.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

Not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

See Item 18.

ITEM 18. FINANCIAL STATEMENTS

The unaudited financial statements of Nettar for the six months ended June 30, 2021 are incorporated by reference to pages F-2 to F-23 in the Form F-4.

The audited financial statements of Nettar for the years ended December 31, 2020 and 2019 are incorporated by reference to pages F-24 to F-67 in the Form F-4.

The audited consolidated financial statements of CF V for the period from January 23, 2020 (inception) to December 31, 2020 are incorporated by reference to pages F-90 to F-105 in the Form F-4.

The unaudited consolidated financial statements of CF V for the nine months ended September 30, 2021 is filed as Exhibit 99.1 hereto.

The unaudited pro forma condensed combined financial information of the Company is filed as Exhibit 99.2 hereto.

ITEM 19.	EXHIBITS

EXHIBIT INDEX

Exhibit No.	Description

1.1*	Memorandum and Articles of Association of Satellogic Inc. (Amended Governing Documents)

2.1#	Agreement and Plan of Merger, dated as of July 5, 2021, by and among CF Acquisition Corp. V, Satellogic Inc., Ganymede Merger Sub 2 Inc., Ganymede Merger Sub 1 Inc. and Nettar Group Inc. (incorporated by reference to Exhibit 2.1 to the Registration Statement on Form F-4 filed on August 12, 2021 (file no. 333-258764).

2.2	Specimen Class A ordinary share certificate of Satellogic Inc. (incorporated by reference to Exhibit 4.1 to the Registration Statement on Form F-4 filed October 19, 2021 (file no. 333-258764)).

2.3	Specimen Class B ordinary share certificate of Satellogic Inc. (incorporated by reference to Exhibit 4.2 to the Registration Statement on Form F-4 filed October 19, 2021 (file no. 333-258764)).

2.4	Specimen warrant certificate of Satellogic Inc. (incorporated by reference to Exhibit 4.3 to the Registration Statement on Form F-4 filed October 19, 2021 (file no. 333-258764)).

2.5	Warrant Agreement, dated January 28, 2021, by and between CF Acquisition Corp. V and Continental Stock Transfer & Trust Company, as warrant agent (incorporated by reference to Exhibit 4.1 of CF Acquisition Corp. V’s Current Report on Form 8-K filed February 3, 2021).

2.6*	Warrant Assumption Agreement among CF Acquisition Corp. V, Satellogic Inc. and Continental Stock Transfer & Trust Company, as Warrant agent, dated as of January 25, 2022.

10.1	Amended and Restated Forward Purchase Contract, dated as of July 5, 2021, by and among CF Acquisition Corp. V, Satellogic Inc. and CFAC Holdings V, LLC (incorporated by reference to Exhibit 10.6 to the Registration Statement on Form F-4 filed August 12, 2021 (file no. 333-258764)).

10.2	Amended and Restated Service and Cooperation Agreement, dated September 22, 2021, by and between Zhong Ke Guang Qi Space Information Technology Co., Ltd. and Urugus S.A. (incorporated by reference to Exhibit 10.7 to the Registration Statement on Form F-4 filed September 24, 2021 (file no. 333-258764)).

10.3	Credit Agreement, dated as of April 29, 2020, between JPMorgan Chase Bank, N.A. and Satellogic USA Inc. (incorporated by reference to Exhibit 10.8 to the Registration Statement on Form F-4 filed August 12, 2021 (file no. 333-258764)).

10.4	Employment Agreement, dated March 1, 2020, by and between Nettar Group Inc. (d/b/a Satellogic) and Emiliano Kargieman (incorporated by reference to Exhibit 10.9 to the Registration Statement on Form F-4 filed October 19, 2021 (file no. 333-258764)).

10.5	Warrants, dated as of March 8, 2021, between Nettar Group Inc. and Columbia River Investment Limited (incorporated by reference to Exhibit 10.10 to the Registration Statement on Form F-4 filed October 19, 2021 (file no. 333-258764)).

10.6	Side Letter Agreement, dated April 5, 2021 between Nettar Group Inc. and Hannover Holdings S.A. (incorporated by reference to Exhibit 10.11 to the Registration Statement on Form F-4 filed November 10, 2021 (file no. 333-258764)).

10.7	Loan and Security Agreement, dated as of March 8, 2021, by and among Columbia River Investment Limited and Nettar Group Inc. (incorporated by reference to Exhibit 99.1 to the Report on Form 6-K filed on December 10, 2021).

10.8	Amendment to Loan and Security Agreement, dated as of December 7, 2021, by and among Columbia River Investment Limited and Nettar Group Inc. (incorporated by reference to Exhibit 99.2 to the Report on Form 6-K filed on December 10, 2021).

10.9*	Escrow Agreement, dated as of January 25, 2022, by and between CF Acquisition Corp. V and Continental Stock Transfer & Trust Company.

10.10	Form of PIPE Subscription Agreement (incorporated by reference to Exhibit 10.1 to the Registration Statement on Form F-4 filed on August 12, 2021 (file no. 333-258764).

10.11	Form of Shareholder Support Agreement (incorporated by reference to Exhibit 10.2 to the Registration Statement on Form F-4 filed on August 12, 2021 (file no. 333-258764).

10.12	Form of Sponsor Support Agreement (incorporated by reference to Exhibit 10.3 to the Registration Statement on Form F-4 filed on August 12, 2021 (file no. 333-258764).

10.13	Form of Lock-Up Agreement (incorporated by reference to Exhibit 10.4 to the Registration Statement on Form F-4 filed on August 12, 2021 (file no. 333-258764).

10.14	Amendment No. 2 to Loan and Security Agreement, dated as of December 23, 2021, by and between Nettar Group, Inc. and Columbia River Investment Limited (incorporated by reference to Exhibit 99.1 to the Report on Form 6-K filed on December 27, 2021 (file no. 333-258764)).

10.15	Secured Promissory Note dated as of December 23, 2021 by and between Nettar Group, Inc. and Cantor Fitzgerald Securities (incorporated by reference to Exhibit 99.2 to the Report on Form 6-K filed on December 27, 2021 (file no. 333-258764)).

10.16	Subscription Agreement, dated as of January 18, 2022 by and among CF Acquisition Corp. V, Satellogic Inc., and Liberty Strategic Capital (SATL) Holdings, LLC (incorporated by reference to Exhibit 99.2 to the Report on Form 6-K filed on January 18, 2022 (file no. 333-258764)).

10.17	Letter Agreement, dated as of January 18, 2022 by and among Satellogic Inc., Liberty Strategic Capital (SATL) Holdings, LLC and CFAC Holdings V, LLC (incorporated by reference to Exhibit 99.3 to the Report on Form 6-K filed on January 18, 2022 (file no. 333-258764)).

99.1

Unaudited condensed financial statements of CF Acquisition Corp. V for the nine months ended September 30, 2021 and the three months ended September 30, 2021 (incorporated by reference to Item 1 to the Quarterly Report on Form 10-Q/A filed by CF V on December 7, 2021 (file no. 001-39953)).

99.2*	Unaudited pro forma condensed combined financial information of the Company.

*	Filed herewith
#	Certain schedules, annexes and exhibits have been omitted pursuant to Item 601(b)(2) of Regulation S-K, but will be furnished supplementally to the SEC upon request.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this report on its behalf.

SATELLOGIC INC.

January 27, 2022	By:	/s/ Rick Dunn
	Name:	Rick Dunn
	Title:	Chief Financial Officer.