Form 20-F
period 2021-12-31
Satellogic Inc.
filed 2022-05-02
CIK 1874315

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2021

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 001-41247

Satellogic Inc.

(Exact name of Registrant as specified in its charter)

Not applicable	British Virgin Islands
(Translation of Registrant’s name into English)	(Jurisdiction of incorporation or organization)

Ruta 8 Km 17,500, Edificio 300

Oficina 324 Zonamérica

Montevideo, 91600, Uruguay

00-598-25182302

(Name, Telephone, Email and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A Ordinary Shares Warrants	SATL SATLW	The Nasdaq Stock Market LLC The Nasdaq Stock Market LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or ordinary shares as of April 25, 2022: 77,031,002 Class A ordinary shares and 27,297,969 warrants to purchase Class A ordinary shares. The issuer was still a shell company at December 31, 2021.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes  ☐    No  ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).    Yes  ☒    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

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

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

US GAAP ☐	International Financial Reporting Standards as issued		Other ☐
	by the International Accounting Standards Board	☒

If “Other” has been checked in response to the previous question indicate by check mark which financial statement item the registrant has elected to follow.    Item 17  ☐    Item 18  ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).   Yes  ☐    No  ☒

i

ii

iii

EXPLANATORY NOTE

On January 25, 2022 (the “Closing Date”), Satellogic Inc., a business company with limited liability incorporated under the laws of the British Virgin Islands (“Satellogic”), consummated the transactions contemplated by the Agreement and Plan of Merger dated as of July 5, 2021 (the “Merger Agreement”), by and among the Company, CF Acquisition Corp. V, a Delaware corporation (“CF V and now known as “Satellogic V Inc.”), Ganymede Merger Sub 1 Inc., a business company with limited liability incorporated under the laws of the British Virgin Islands and a direct wholly owned subsidiary of the Company (“Target Merger Sub”), Ganymede Merger Sub 2 Inc., a Delaware corporation and a direct wholly owned subsidiary of the Company (“SPAC Merger Sub”), and Nettar Group Inc. (d/b/a Satellogic), a business company with limited liability incorporated under the laws of the British Virgin Islands (“Nettar”).

See “Defined Terms” below for a glossary of terms used in this Annual Report on Form 20-F (“Report”). Other terms used in this Report and not set forth in “Defined Terms” are defined elsewhere in this Report.

Business Combination

On the Closing Date, the Company consummated the Business Combination contemplated by the Merger Agreement. Specifically,

•

Target Merger Sub merged with and into Nettar, the separate existence of Target Merger Sub ceased and Nettar was the surviving company of such merger and became a direct, wholly-owned subsidiary of the Company (the “Initial Merger”);

•

immediately following confirmation of the effective filing of the Initial Merger, SPAC Merger Sub merged with and into CF V, the separate existence of SPAC Merger Sub ceased and CF V was the surviving corporation of such merger and became a direct wholly owned subsidiary of the Company (the “CF V Merger”);

•	the single share of the Company outstanding immediately prior to the Mergers was cancelled for no consideration;

•

as a result of the Initial Merger, the ordinary shares and preference shares of Nettar that were issued and outstanding immediately prior to the effective time of the Initial Merger (other than (i) any treasury shares or share held by the Company or any of its affiliates and (ii) any dissenting shares) were automatically cancelled and ceased to exist in exchange for (x) in the case of the Company’s Chief Executive Officer, Emiliano Kargieman, newly issued Class B Ordinary Shares of the Company and (y) in all other cases, Class A Ordinary Shares of the Company, as determined in accordance with the Merger Agreement;

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

•

all options to purchase ordinary shares of Nettar were assumed by the Company and became options to purchase Class A Ordinary Shares (the “Assumed Options”) as determined in accordance with the Merger Agreement; and

•

the Columbia Warrants outstanding immediately prior to the effective time of the Initial Merger became exercisable for that number of Class A Ordinary Shares as determined in accordance with the Merger Agreement.

PIPE Investment

Contemporaneously with the execution of the Merger Agreement, CF V and the Company entered into separate subscription agreements (the “Subscription Agreements”) with the PIPE Investors (including the Sponsor), pursuant to which the PIPE Investors agreed to subscribe for and purchase, and CF V and the Company agreed to sell to the PIPE Investors, an aggregate of 6,966,770 Class A Ordinary Shares, for a purchase price of $10.00 per share and an aggregate purchase price of $69.7 million, with the Sponsor’s Subscription Agreement accounting for approximately $23.2 million of the aggregate purchase price. Pursuant to the Subscription Agreements, certain PIPE Investors (the “Non-redeeming Holders”) (other than the Sponsor) elected to offset their commitment to purchase Class A Ordinary Shares by the number of shares of CF V Class A Common Stock they then held and, among other things, agreed not to redeem in connection with the Business Combination. The Non-redeeming Holders collectively held 1,150,000 shares of CF V Class A Common Stock which reduced the number of Class A Ordinary Shares issued and sold to the PIPE Investors on the Closing Date to 5,816,770 and the aggregate purchase price paid by the PIPE Investors to the Company to $58.2 million.

On July 5, 2021, the Sponsor, CF V and the Company entered into an amendment and restatement of that certain forward purchase contract, dated January 28, 2021, by and between CF V and the Sponsor (the “Amended and Restated Forward Purchase Contract”), pursuant to which the Sponsor agreed to purchase, and the Company agreed to issue and sell to the Sponsor, 1,250,000 Class A Ordinary Shares (subject to adjustment), and 333,333 Warrants, which transaction closed on the Closing Date.

At the Closing of the Business Combination, pursuant to the relevant Subscription Agreement, the Company issued a non-redeemable warrant to purchase 2,500,000 Class A Ordinary Shares to a PIPE Investor at an exercise price of $20.00 per share. In exchange, the PIPE Investor agreed to a two-year lock-up with respect to all of its Class A Ordinary Shares issued pursuant to the PIPE Investment. Like the Warrants, the PIPE Warrant became exercisable 30 days after the Closing Date or February 25, 2022 and will expire 5 years after the Closing Date (January 25, 2027), or earlier upon redemption or liquidation.

None of the Subscription Agreements, the Amended and Restated Forward Purchase Contract nor any other agreement provides any investor with the right to sell back shares to the Company after the Closing Date.

Liberty Subscription Agreement

On January 18, 2022, the Company and CF V entered into the Liberty Subscription Agreement with the Liberty Investor, pursuant to which the Liberty Investor agreed to purchase, and the Company agreed to issue and sell to the Liberty Investor certain securities of the Company, including (i) 20,000,000 Class A Ordinary Shares (the “Liberty Shares”), (ii) 5,000,000 warrants, each warrant providing the holder thereof the right to purchase one (1) Class A Ordinary Share at an exercise price of $10.00 per share (the “$10.00 Liberty Share Warrants”), and (iii)15,000,000 warrants, each warrant providing the holder thereof the right to purchase one (1) Class A Ordinary Share at an exercise price of $15.00 per share (the “$15.00 Liberty Warrants” and, together with the $10.00 Liberty Share Warrants, the “Liberty Share Warrants”), in a private placement for an aggregate purchase price of $150.0 million. The Liberty Closing took place on February 10, 2022. The Liberty Shares, the Liberty Share Warrants, and the Class A Ordinary Shares issuable upon exercise of the Liberty Share Warrants are referred to herein as the “Liberty Securities”. The Liberty Share Warrants are exercisable as and from the Liberty Closing, will expire on the fifth anniversary of the Liberty Closing (February 10, 2027) and are subject to the terms and conditions set out in the Liberty Warrant Agreement.

In connection with the Liberty Investment the Company has agreed to provide the Liberty Investor with the same registration rights with respect to the Liberty Securities as the Company provided to the PIPE Investors in the PIPE Subscription Agreements, including “demand” registration rights that require the Company to register under the Securities Act the Class A Ordinary Shares and Liberty Share Warrants held or acquired by Liberty.

The Liberty Investor has agreed to subject the Liberty Securities (other than the $10.00 Liberty Advisory Fee Warrants or any shares issuable in respect thereof) to transfer restrictions until January 25, 2023.

Liberty Letter Agreement

Contemporaneously with the closing of the Liberty Investment, the Company, Liberty and Sponsor entered into the Liberty Restated Letter Agreement. The parties to the Liberty Restated Letter Agreement agreed that for so long as a Cessation Event (as defined in the Liberty Restated Letter Agreement, i.e., if the Liberty Investor (or affiliates managed by the Liberty Manager or its affiliates) cease to hold, in the aggregate, at least 6,666,666 Class A Ordinary Shares) has not occurred, among other things:

•

the Liberty Investor has the right to nominate two directors (including any successors) for election to the Board by the Company’s shareholders (the “Liberty Directors”), which director nominees must be reasonably acceptable to the Company. In this regard, the parties have further agreed that:

•

The Sponsor and Mr. Kargieman will vote their Class A Ordinary Shares and Class B Ordinary Shares, (and those held by any persons over which they have voting control), in favor of the election of the Liberty Director nominees.

•

Secretary Steven Terner Mnuchin will be nominated for election as non-executive Chairman to the Board to serve as one of the Liberty Directors. For so long as Secretary Mnuchin is a Liberty Director, he shall be the non-executive Chairman of the Board, and the Sponsor and Mr. Kargieman shall not be required to vote for any person designated by the Liberty Investor to replace Secretary Mnuchin unless such party consents in writing to such replacement, such consent not to be unreasonably withheld.

•

Mr. Kargieman will cause any transferee of any Class B Ordinary Shares held by him to agree, as a condition to such transfer, to all of his obligations under the Liberty Letter Agreement (other than in the case of a transfer to a transferee that would result in automatic conversion of such Class B Ordinary Shares into Class A Ordinary Shares in accordance with the Company’s Governing Documents).

•

The Liberty Investor’s right to nominate the Liberty Directors will cease immediately following the occurrence of a Cessation Event, and the terms of any then-serving Liberty Directors will expire at the next election of directors (but in no event more than one year after the Cessation Event).

•

The Company will (a) take all necessary action to cause the Liberty Directors to be elected to the Board; (b) maintain in effect at all times directors and officers indemnity insurance coverage reasonably satisfactory to the Liberty Investor; (c) provide for indemnification, exculpation and advancement of expenses to the fullest extent permitted under applicable law in the Company’s Governing Documents; (d) not increase or decrease the maximum number of directors permitted to serve on the Board without the prior written consent of the Liberty Investor; and (e) not take any action, including making or recommending any amendment to the Company Governing Documents that could reasonably be expected to adversely affect the Liberty Investor’s rights under the Liberty Restated Letter Agreement; in addition to Secretary Mnuchin, the Liberty Investor nominated General Joseph F. Dunford Jr. to the Board;

•

in addition to the Liberty Directors, the Board initially included Ted Wang, Brad Halverson, and another person designated by Mr. Kargieman who is reasonably acceptable to the Liberty Investor, and in compliance with NASDAQ listing requirements; such person designated by Mr. Kargieman is Marcos Galperin;

•	the Liberty Investor has the right to nominate one Liberty Director to serve on each committee of the Board, subject to certain conditions;

•

for so long as Mr. Kargieman and his affiliates beneficially own at least one-third of the number of shares of the Company owned by him on the Closing Date (subject to customary adjustments for corporate events), Mr. Kargieman has the right to designate two directors for election to the Board by the Company’s shareholders, one of whom will be Mr. Kargieman and the other shall be reasonably acceptable to the Liberty Investor and the Sponsor, initially Marcos Galperin, and the Sponsor and the Liberty Investor will vote any shares held by them in favor of the election of such persons; and

•

for so long as the Sponsor and its affiliates beneficially own at least one-third of the number of shares of the Company owned by them on the Closing Date (subject to customary adjustments for corporate events), Howard Lutnick will be designated for election by the Board to the Company’s shareholders and Mr. Kargieman and the Liberty Investor will vote any shares held by them in favor of the election of Mr. Lutnick.

In addition, so long as Class B Ordinary Shares are outstanding, the Company will be required to obtain the written consent of the Liberty Investor if it were to issue in a transaction, or series of transactions, a number of shares that equals or exceeds 20% of its then-outstanding Ordinary Shares on a fully diluted basis (assuming exercise of all options and warrants of the Company); provided that no such consent shall be required if such issuance of shares is made in connection with:

•	any acquisition by the Company of any equity interests, assets, properties, or business of any person;

•	any merger, consolidation, or other business combination involving the Company;

•	any transaction or series of related transactions involving a change of control (as defined in the Liberty Restated Letter Agreement); or

•	any equity split, payment of distributions, or any similar recapitalization.

An advisory fee is payable by the Company to the Liberty Manager in exchange for advisory services to be provided to the Company by the Liberty Manager (whereby the Liberty Investor will cause the Liberty Manager to be reasonably available to advise the Company from time to time until the occurrence of a Cessation Event). The advisory fee payable for such services includes:

•

2,500,000 warrants, each providing the right to purchase one (1) Class A Ordinary Share at an exercise price of $10.00 per share (the “$10.00 Liberty Advisory Fee Warrants”), which were issued at the Liberty Closing; and

•

for so long as a Cessation Event has not occurred, $1.25 million to be paid in cash on the eighteen (18) month anniversary of the Liberty Closing and on the last day (or, if not a business day, the immediately following business day) of each of the following five (5) successive three-month anniversaries of such 18-month anniversary (each, an “Advisory Fee Cash Payment” and, together, the “Advisory Fee Cash Payments”), representing aggregate Advisory Fee Cash Payments of up to $7,500,000. From and after a Cessation Event, no Advisory Fee Cash Payments shall be payable by the Company.

The $10.00 Liberty Advisory Fee Warrants are exercisable as and from the one-year anniversary of, and will expire on the fifth anniversary of, the Liberty Closing (February 10, 2027). The $10.00 Liberty Advisory Fee Warrants are subject to substantially the same terms as the Liberty Share Warrants and the registration rights as they apply to the Liberty Securities pursuant to the Liberty Subscription Agreement also apply to the shares underlying the $10.00 Liberty Advisory Fee Warrants. For so long as the Liberty Investor or its permitted transferees hold Liberty Share Warrants or $10.00 Liberty Advisory Fee Warrants, such warrants will not be redeemable by the Company.

In connection with the Liberty Restated Letter Agreement, the Company amended the Company Governing Documents to, among other things, modify the voting rights of the holders of Class B Ordinary Shares from ten votes per share to a number of votes per share such that, as of the Liberty Closing, the aggregate number of votes attributable to the Class B Ordinary Shares was equal to the aggregate number of votes attributable to Class A Ordinary Shares held by the Liberty Investor (subject to certain adjustments).

The Company reimbursed the Liberty Investor in the amount of $250,000 in respect of reasonable and documented out-of-pocket expenses incurred by it in connection with the transactions contemplated by the Liberty Letter Agreement and the Liberty Subscription Agreement.

In connection with the Liberty Restated Letter Agreement, the Company, Mr. Kargieman, Liberty and Sponsor agreed to take action to further modify the rights of the holders of Class B Ordinary Shares such that the number of votes attributable to each Class B Ordinary Share after giving effect to any forfeitures of Class B Ordinary Shares pursuant to Section 2.10 of the Merger Agreement equals (x) 20,000,000, divided by (y) (i) 13,662,658, minus (ii) the number of such forfeited Class B Ordinary Shares (in no event shall such forfeited shares be more than 651,596 Class B Ordinary Shares), but taking into account any adjustment that may have occurred theretofore pursuant to clause 7.2 of the Company’s

Memorandum of Association. In the event that any earnout shares are issued to Mr. Kargieman pursuant to Section 2.11 of the Merger Agreement, the Company, Mr. Kargieman, Liberty and Sponsor agreed to take action to further modify the rights of the holders of Class B Ordinary Shares such that the number of votes attributable to each Class B Ordinary Share shall be adjusted such that the number of votes attributable to each Class B Ordinary Share is reduced in a manner that results in a vote per share as if a number of shares equal to such earnout shares had not been forfeited pursuant to Section 2.10 of the Merger Agreement.

Cantor Fees and Loan

On January 18, 2022, CF V, the Company and CF&Co. entered into the CF Fee Letter pursuant to which they agreed that of the CF V Transaction Expenses payable to CF&Co., which in aggregate totaled approximately $21.94 million (comprised of $5.0 million of M&A advisory fees, $8.75 million of business combination marketing fees, and approximately $8.19 million of placement agent fees), only the M&A advisory fees would be paid in cash while the remainder would be paid by delivery of an aggregate of 2,058,229 newly-issued Class A Ordinary Shares issued on the Closing Date, consisting in part of 600,000 Class A Ordinary Shares issued in connection with the placement fee due on the Liberty Investment and subject to adjustment (the “Liberty Placement Shares”). Such payments were made on the Closing Date. In the event the Adjustment Period VWAP is less than $10.00 per Class A Ordinary Share, CF&Co. will be entitled to receive a certain number of additional Class A Ordinary Shares calculated in a similar manner as the PIPE Additional Shares and FPC Additional Shares (up to a maximum of 150,000 additional Class A Ordinary Shares, if the Adjustment Period VWAP is less than or equal to $8.00 per share, in connection with which issuance an equal number of Ordinary Shares held by the Sponsor, the Nettar Shareholders and holders of Convertible Notes would be forfeited and cancelled).

The Company and CF Securities entered into a Secured Promissory Note, dated December 23, 2021 (as modified by that certain letter agreement, dated December 30, 2021, and as further amended, amended and restated, supplemented or otherwise modified from time to time, the “Promissory Note”), pursuant to which, CF Securities agreed to loan the Company (i) $7,500,000 (the “Initial Loan”) and (ii) if requested by the Company, up to an additional $7,500,000 (the “Additional Loan” and together with the Initial Loan, the “Loans”).

On January 18, 2022, CF Securities, the Company and Nettar entered into the Promissory Note Waiver Letter pursuant to which the Company and CF Securities agreed that the Company would repay the Initial Loan, including all principal and interest by the issuance of 788,021 Class A Ordinary Shares. Such repayment occurred on the Closing Date.

Pursuant to the Promissory Note Waiver Letter, in the event the Adjustment Period VWAP is less than $10.00 per Class A Ordinary Share, CF&Co. will be entitled to receive a certain number of additional Class A Ordinary Shares calculated in a similar manner as the PIPE Additional Shares and FPC Additional Shares (up to a maximum of 197,005 additional Class A Ordinary Shares, if the Adjustment Period VWAP is less than or equal to $8.00 per share).

However, to the extent Ordinary Shares are forfeited as described above and, at any time during the five year period following the Closing Date, the closing price of Class A Ordinary Shares is at or above $15.00 for ten (10) Trading Days (which need not be consecutive) over a twenty (20) Trading Day period, certain of our shareholders will then receive a number of newly issued Ordinary Shares equal to the number of shares that they had previously forfeited (such issuance of newly issued Ordinary Shares the “Forfeited Share Re-issuance”).

Adjustment of Warrant Price and Warrant Redemption Price

On April 1, 2022, the Company informed Continental Stock Transfer & Trust Company that, pursuant to Section 4.3.2 of the Public Warrant Agreement, as modified and assumed by the Assignment and Assumption Agreement, the Warrant Price (as defined in the Warrant Agreement) with respect to the $8.63 Warrants issued and outstanding under the Public Warrant Agreement will be adjusted from $11.50 to $8.63 and the Redemption Price (as defined in the Warrant Agreement) of the $8.63 Warrants will be adjusted from $18.00 to $13.50.

Status of Registration Statement

As noted above, pursuant to the registration provisions of the PIPE Subscription Agreements, the Liberty Subscription Agreement, the Registration Rights Agreement, the Forward Purchase Contract and the Liberty Restated Letter Agreement (the “Registration Provisions”), we agreed with the relevant investors that the Resale Registration Statement registering their Company securities, including the Additional Shares the issuance of which is determined based on the effective date of the Resale Registration Statement, would be filed on or before February 25, 2022 and would be declared effective on or before April 25, 2022. Although we initially filed the Resale Registration Statement on February 14, 2022 in compliance with the Registration Provisions the Resale Registration Statement has not been declared effective. Although we will use our best efforts to have the Resale Registration Statement declared effective as soon as practical, there is no assurance we will not be further delayed as a result of further comments or other regulatory requirements.

Certain Agreements Related to the Business Combination

Lock-up Agreement

In connection with the Closing of the Business Combination, holders (the “Lock-Up Company Securityholders”) of at least 85% of Nettar Shares immediately prior to the consummation of the Business Combination on a fully-diluted basis entered into Lock-Up Agreements. The Lock-up Securities will be locked-up until the earliest of: (i) the one (1) year anniversary of the date of the Closing, (ii) the date on which the closing price of the Ordinary Shares equals or exceeds $20.00 per share (adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like), for any 20 Trading Days within any 30-Trading Day period commencing at least 180 days after the Closing Date, (iii) with respect to 25% of the Lock-Up Securities owned by such Lock-Up Company Securityholders, the date on which the closing price of the Ordinary Shares equals or exceeds $15.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 Trading Days within any 30-Trading Day period commencing at least 180 days after the Closing Date, and (iv) subsequent to the Closing, the date on which the Company consummates a liquidation, merger, capital stock exchange, reorganization, or other similar transaction which results in all of the Company’s shareholders having the right to exchange their Ordinary Shares for cash, securities or other property.

Lock-up Addendum

In connection with the PIPE Subscription Agreements, the PIPE Investors had the option to become party to the Lock-Up Addendum, and one PIPE Investor elected to become party to the Lock-Up Addendum. The Lock-Up Addendum locks up the Lock-Up PIPE Investor’s 2,500,000 PIPE Shares for a period of two years from the Closing Date. In exchange for consenting to such lock-up period, at Closing the Lock-Up PIPE Investor received PIPE Warrants at an exercise price of $20.00 per share in equal number to the Lock-Up PIPE Investor’s 2,500,000 PIPE Shares subject to the lock-up.

Insider Letter

Pursuant to the Insider Letter, the Sponsor and the Insiders agreed to not transfer any Founder Shares and 250,000 Class A Ordinary Shares issuable to Sponsor under the Forward Purchase Contract until the earlier of (i) one year after the Closing Date and (ii) subsequent to the Closing Date, (x) if the last reported sale price of Class A Ordinary Shares equals or exceeds $12.00 per share for any 20 Trading Days within any 30-Trading Days period commencing at least 150 days after the Closing Date or (y) the date on which the Company completes a liquidation, merger, capital stock exchange, reorganization or other similar transaction that results in all of the Company’s shareholders having the right to exchange their Class A Ordinary Shares for cash, securities or other property.

Sponsor Support Agreement

Pursuant to the Sponsor Support Agreement, the Sponsor subjected the Sponsor Earn-Out Shares to vesting and potential forfeiture (and related transfer restrictions) after the Closing based on a five year-post-Closing earnout, with (i) one-third of the Sponsor Earn-Out Shares being released if the closing price of Class A Ordinary Shares exceeds $12.50 for 10 out of any 20 Trading Days, (ii) one-third of the Sponsor Earn-Out Shares being released if the stock price of Class A Ordinary Shares exceeds $15.00 for 10 out of any 20 Trading Days and (iii) one-third of the Sponsor Earn-Out Shares being released if the stock price of Class A Ordinary Shares exceeds $20.00 for 10 out of any 20 Trading Days, in each case, subject to early release for release events including a sale, change of control, going private transaction or delisting after the Closing.

Registration Rights Agreements

Pursuant to the Registration Rights Agreements, dated as of January 25, 2022, by and among the Company and each of Emiliano Kargieman and CRIL (Mr. Kargieman and CRIL together, the “Holding Parties”), the Company agreed to file a registration statement to register (i) all Ordinary Shares held by the Holding Parties on the Closing Date, (ii) all shares issuable upon the exercise of Warrants held by the Holding Parties on the Closing Date, and (iii) any other security of the Company issued or issuable with respect to the Class A Ordinary Shares.

Additional Shares

Pursuant to the PIPE Subscription Agreements, PIPE Investors are entitled to receive PIPE Additional Shares if the Adjustment Period VWAP is less than $10.00 per share (up to a maximum of 1,716,693 PIPE Additional Shares, if the Adjustment Period VWAP is less than or equal to $8.00 per share, in connection with which an equal number of Ordinary Shares held by the Sponsor, the Nettar Shareholders and holders of Convertible Notes would be forfeited and cancelled).

Pursuant to the Amended and Restated Forward Purchase Contract, the Sponsor is entitled to receive the FPC Additional Shares if the Adjustment Period VWAP is less than $10.00 per share (up to a maximum of 250,000 FPC Additional Shares, if the Adjustment Period VWAP is less than or equal to $8.00 per share, in connection with which an equal number of Ordinary Shares held by the Sponsor, the Nettar Shareholders and holders of Convertible Notes would be forfeited and cancelled).

Pursuant to the CF Fee Letter, in the event the Adjustment Period VWAP is less than $10.00 per Class A Ordinary Share, each Nettar Series X Shareholder will be entitled to receive a certain number of additional Class A Ordinary Shares calculated in a similar manner as the PIPE Additional Shares and FPC Additional Shares (up to a maximum of 535,085 additional Class A Ordinary Shares, if the Adjustment Period VWAP is less than or equal to $8.00 per share.

The determination of the Adjustment Period VWAP for all issuances of Additional Shares will be made on the date on which the F-1 Registration Statement is declared effective. Following effectiveness, we will communicate with those investors eligible to receive Additional Shares to confirm in writing the amount of Additional Shares such investor is eligible to receive.

Certain amounts that appear in this Report may not sum due to rounding.

References to “Nettar” contained herein refer to Nettar Group Inc. prior to the Mergers. References to “the Company” or “Satellogic” refer to Satellogic Inc. prior to the Mergers and to the combined company following the Mergers.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Report contains forward-looking statements regarding, among other things, the plans, strategies and prospects, both business and financial of the Company. These statements are based on the beliefs and assumptions of the management of the Company. Although the Company believe its plans, intentions and expectations reflected in or suggested by these forward-looking statements are reasonable, the Company cannot give any assurance that it either will achieve or realize these plans, intentions or expectations. Forward-looking statements are inherently subject to risks, uncertainties and assumptions. Generally, statements that are not historical facts, including statements concerning possible or assumed future actions, business strategies, events or results of operations, are forward-looking statements. The words “anticipates,” “believe,” “continue,” “could,” “estimate,” “expect,” “intends,” “may,” “might,” “plan,” “possible,” “potential,” “predicts,” “project,” “should,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements in this Report include, but are not limited to, statements about:

•	the benefits from the Business Combination;

•	the Company’s ability to maintain the listing of the Class A Ordinary Shares or Public Warrants on Nasdaq;

•	the Company’s future financial performance, including any expansion plans and opportunities;

•	the Company’s success in retaining or recruiting, or changes required in, its officers, key employees or directors;

•	changes in the Company’s strategy, future operations, financial condition, estimated revenue and losses, projected costs, prospects and plans;

•

the Company’s ability to coordinate with the U.S. National Oceanic and Atmospheric Administration (“NOAA”) Commercial Remote Sensing Regulatory Affairs agency to assure an understanding of regulations as they evolve;

•	the implementation, market acceptance and success of the Company’s business model;

•	the Company’s expectations surrounding capital requirements as it seeks to build and launch more satellites;

•	the Company’s expectations surrounding the growth of its commercial platform as a part of its revenues;

•	the Company’s expectations surrounding the insurance it will maintain going forward;

•	the Company’s ability to conduct remaps of the planet with increasing regularity or frequency as it increases its number of satellites;

•	the Company’s ability to productize its internal data analytics platform;

•	the Company’s plans to build out its constellation of satellites to 202 by 2025;

•	the Company’s ability to launch satellites less expensively than its competitors; and

•	the Company’s ability to increase satellite production to meet demand and reach its mapping goals.

These forward-looking statements are based on information available as of the date of this Report, and current expectations, forecasts and assumptions, and involve a number of risks and uncertainties. Accordingly, forward-looking statements should not be relied upon as representing our views as of any subsequent date, and we do not undertake any obligation to update forward-looking statements to reflect events or circumstances after the date they were made, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.

In addition, statements that the Company “believes” and similar statements reflect the Company’s beliefs and opinions on the relevant subject. These statements are based upon information available to the Company as of the date of this Report, and while the Company believes such information forms a reasonable basis for such statements, such information may be limited or incomplete, and these statements should not be read to indicate that the Company has conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain and investors are cautioned not to unduly rely upon these statements.

Readers should not place undue reliance on these forward-looking statements that speak only as of the date hereof. As a result of a number of known and unknown risks and uncertainties, our actual results or performance may be materially different from those expressed or implied by these forward-looking statements. Some factors that could cause actual results to differ include:

•	the ability of the Company to grow and manage growth profitably, maintain relationships with customers, compete within its industry and retain its key employees;

•	the possibility the Company may be adversely impacted by other economic, business, and/or competitive factors;

•	future exchange and interest rates;

•	the Company is highly dependent on the services of its executive officers;

•	the Company may experience difficulties in managing its growth and expanding its operations;

•

the success of the Company’s business will be highly dependent on its ability to effectively market and sell its Earth Observation (“EO”) services, including to commercial customers, and to convert contracted revenues and its pipeline of potential contracts into actual revenues, which can be a costly process;

•	the Company may face risks and uncertainties associated with defense-related contracts, which may have a material adverse effect on its business;

•	if the Company is unable to scale production of its satellites as planned, its business and results of operations could be materially and adversely affected;

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

•	if the Company’s satellites fail to operate as intended, it could have a material adverse effect on its business, financial condition, and results of operations;

•	satellites are subject to production and launch delays, launch failures, damage or destruction during launch, the occurrence of which can materially and adversely affect the Company’s operations; and

•	other risks and uncertainties described in this Report, including those under the section entitled “Risk Factors.”

The risk factors and cautionary language referred to in this Report provide examples of risks, uncertainties and events that may cause actual results to differ materially from the expectations described in our forward-looking statements.

DEFINED TERMS

Unless defined elsewhere in this Report, this Report:

“$8.63 Warrants” means warrants to purchase our Class A Ordinary Shares at an exercise price of $8.63 per share which warrants, when issued, had an exercise price of $11.50 which was reduced pursuant to the terms of the warrants consisting, as of the date hereof, of (a) 8,333,333 Public Warrants, (b) 333,333 warrants issued to Sponsor in exchange for CF V warrants purchased by Sponsor pursuant to the Forward Purchase Contract and (c) 200,000 warrants issued to Sponsor in exchange for warrants purchased by Sponsor in a private placement in connection with the SPAC IPO.

“$10.00 Liberty Warrants” means the $10.00 Liberty Share Warrants and the $10.00 Liberty Advisory Fee Warrants.

“$11.50 Warrants” means warrants to purchase Class A Ordinary Shares at an exercise price of $11.50 per share.

“2018 NPA” means the Note Purchase Agreement, dated as of April 6, 2018, as amended and restated in the 2019 NPA.

“2019 NPA” means the Amended and Restated Note Purchase Agreement, dated as of September 9, 2019, as amended from time to time.

“2020 NPA” means the Note Purchase Agreement, dated as of September 25, 2020, as amended from time to time.

“Additional Shares” means the Series X Additional Shares, the PIPE Additional Shares, the FPC Additional Shares, the CF Fee Letter Additional Shares and the Promissory Note Waiver Letter Additional Shares, collectively.

“Adjustment Period” means the 30-calendar day period ending on (and including) the date that the Company’s registration statement on Form F-1 (Registration No. 333-262699) (the “F-1 Registration Statement”) is declared effective.

“Adjustment Period VWAP” means the volume weighted average price of a Class A Ordinary Share, as reported on the Nasdaq, determined for the Trading Days that occur during the Adjustment Period (as reported on Bloomberg).

“Advisory Fee Warrant Agreement” means that certain Warrant Agreement, dated February 10, 2022, by and between Satellogic Inc. and Continental Stock Transfer & Trust Company governing the warrants issued pursuant to the Liberty Letter Agreement as modified by the Liberty Restated Letter Agreement.

“Assignment and Assumption Agreement” means that certain Assignment, Assumption and Amendment Agreement, dated as January 25, 2022, by and among CF V, the Company and Continental Stock Transfer & Trust Company.

“Assumed Options” means Nettar Options that have been assumed by the Company and converted into options to purchase Class A Ordinary Shares.

“Board” means the board of directors of Satellogic.

“Business Combination” means the Mergers and the other Transactions consummated pursuant to the Merger Agreement.

“BVI” means the British Virgin Islands.

“BVI Act” means the BVI Business Companies Act, (As Revised).

“Cantor” means Cantor Fitzgerald L.P., a Delaware limited partnership and an affiliate of the Sponsor, CF&Co. and, prior to the consummation of the Business Combination, CF V.

“Cantor Fee Letters” means the Promissory Note Waiver Letter and the CF Fee Letter.

“CF&Co.” means Cantor Fitzgerald & Co., a New York general partnership and an affiliate of the Sponsor.

“CF Fee Letter” means that certain fee letter dated as of January 18, 2022 by and among CF V, the Company and CF&Co.

“CF Fee Letter Additional Shares” means the Class A Ordinary Shares CF&Co. will be entitled to receive if the Adjustment Period VWAP is less than $10.00 per Class A Ordinary Share. In the event the Adjustment Period VWAP is less than $8.00, the Adjustment Period VWAP for purposes of this calculation will be deemed to be $8.00 pursuant to the CF Fee Letter.

“CF Securities” means Cantor Fitzgerald Securities, a New York general partnership and an affiliate of the Sponsor.

“CF V Board” means the board of directors of CF V.

“CF V Class A Common Stock” means Class A common stock of CF V, par value $0.0001 per share.

“CF V Class B Common Stock” means Class B common stock of CF V, par value $0.0001 per share.

“CF V Common Stock” means, collectively, the CF V Class A Common Stock and the CF V Class B Common Stock.

“CF V Transaction Expenses” means any out-of-pocket fees and expenses paid or payable by CF V or Sponsor (whether or not billed or accrued for) as a result of or in connection with the negotiation, documentation and consummation of the Transactions, including (A) all fees, costs, expenses, brokerage fees, commissions, finders’ fees and disbursements of financial advisors, investment banks, data room administrators, attorneys, accountants and other advisors and service providers, (B) transfer taxes, and (C) filing fees paid to governmental authorities in connection with the Transactions in accordance with the Merger Agreement.

“CF V Units” means units of CF V, each unit comprising one share of CF V Class A Common Stock and one-third of one CF V Warrant.

“CF V Warrants” means warrants to purchase shares of CF V Class A Common Stock.

“Class A Ordinary Shares” means the class A ordinary shares of the Company, par value $0.0001 per share.

“Class B Ordinary Shares” means the class B ordinary shares of the Company, par value $0.0001 per share.

“Closing” means the closing of the Business Combination.

“Code” means the Internal Revenue Code of 1986, as amended.

“Company” means Satellogic Inc. following the Closing.

“Company Governing Documents” means the Memorandum and Articles of Association of Satellogic.

“Columbia Loan” means the Loan and Security Agreement, dated March 8, 2021, by and between Columbia River Investment Limited, a BVI company, and the Company.

“Columbia Warrants” means the Warrant issued to Columbia River Investment Limited pursuant to the Columbia Loan.

“Convertible Notes” means the convertible notes Satellogic issued pursuant to the 2018 NPA, the 2019 NPA and 2020 NPA.

“Convertible Notes Conversion” means the conversion of the Convertible Notes into Nettar Preferred Shares immediately prior to the Initial Merger Effective Time in accordance with the Merger Agreement, the Convertible Notes, the Stockholder Support Agreement and the Nettar Governing Documents.

“CRIL” means Columbia River Investment Limited.

“Debt and Share Exchange” means that certain exchange transaction entered into between CRIL and Nettar on March 8, 2021.

“Forward Purchase Contract” means that certain amendment and restatement of the forward purchase contract, dated January 28, 2021, by and between CF V and the Sponsor pursuant to which the Sponsor agreed to purchase, and the Company agreed to issue and sell to the Sponsor, 1,250,000 Class A Ordinary Shares (subject to adjustment) and 333,333 warrants.

“Forward Purchase Securities” means 1,250,000 Class A Ordinary Shares and 333,333 warrants to purchase Class A Ordinary Shares.

“Founder Shares” means 6,250,000 shares of CF V Class B Common Stock owned by Sponsor and the independent directors of CF V (including any shares of CF V Class A Common Stock issued upon conversion of such shares of CF V Class B Common Stock and the Class A Ordinary Shares issued in exchange therefor pursuant to the CF V Merger).

“FPC Additional Shares” means the Class A Ordinary Shares the Sponsor will be entitled to receive if the Adjustment Period VWAP is less than $10.00 per Class A Ordinary Share. In the event the Adjustment Period VWAP is less than $8.00, the Adjustment Period VWAP for purposes of this calculation will be deemed to be $8.00.

“IFRS” means the International Financial Reporting Standards.

“Initial Merger Effective Time” means the date and time that the Initial Merger became effective in accordance with the Merger Agreement.

“Insider Letter” means the letter agreement, dated as of January 28, 2021, as amended as of the date of the Merger Agreement, by and among CF V, Sponsor and certain Insiders, pursuant to which Sponsor and the Insiders agreed to certain voting requirements, transfer restrictions and waiver of redemption rights with respect to the CF V securities (and as of the Closing, Company securities) owned by them.

“Insiders” means the former officers and directors of CF V.

“Liberty” means the Liberty Investor together with the Liberty Manager.

“Liberty Closing” means the date on which the Liberty Investment was consummated, being February 10, 2022.

“Liberty Investor” means Liberty Strategic Capital (SATL) Holdings, LLC, a Cayman Islands limited liability company and an investment vehicle managed by the Liberty Manager.

“Liberty Investment” means the investment made by the Liberty Investor pursuant to which it agreed to purchase, and the Company agreed to issue and sell to the Liberty Investor, (i) 20,000,000 Class A Ordinary Shares (the “Liberty Shares”), (ii) 5,000,000 $10.00 Liberty Share Warrants, and (iii) 15,000,000 $15.00 Liberty Warrants, in a private placement for an aggregate purchase price of $150.0 million.

“Liberty Letter Agreement” means that certain Letter Agreement dated as of January 18, 2022, by and among the Company, the Sponsor and the Liberty Investor, and, with respect to certain provisions therein, Emiliano Kargieman.

“Liberty Manager” means Liberty 77 Capital L.P., the investment manager of the Liberty Investor.

“Liberty Restated Letter Agreement” means that certain Amended and Restated Letter Agreement, dated as of February 10, 2022, by and among the Company, Emiliano Kargieman, the Sponsor and the Liberty Investor, which amended and restated the Liberty Letter Agreement.

“Liberty Subscription Agreement” means that certain subscription agreement dated as of January 18, 2022 by and among the Company, Liberty and CF V, pursuant to which the Liberty Investment was made.

“Liberty Warrant Agreement” means that certain Warrant Agreement dated February 10, 2022, by and between Satellogic Inc. and Continental Stock Transfer & Trust Company governing the warrants issued pursuant to the Liberty Subscription Agreement.

“Lock-Up Addendum” means the addendum to the PIPE Subscription Agreement which, upon execution by a PIPE Investor, (i) subjected the PIPE Investor to a lock-up period of two years from the Closing with respect to the Class A Ordinary Shares held by such PIPE Investor and subjected to such lock-up and (ii) entitled the PIPE Investor to be issued that number of PIPE Warrants equal to the number of PIPE Shares subjected to such lock-up.

“Lock-Up Agreements” means the separate lock-up agreements entered into concurrently with the execution of the Merger Agreement among CF V, the Company and a number of Nettar Shareholders and holders of Convertible Notes, pursuant to which the Ordinary Shares received by such Nettar Shareholders and holders of Convertible Notes were locked-up and subject to transfer restrictions for a period of time following the Closing.

“Lock-Up Company Securityholder” means a Nettar Shareholder and/or holder of Convertible Notes that was subject to a Lock-Up Agreement upon the Closing.

“Lock-Up PIPE Investor” means the PIPE Investor that elected to be subject to the Lock-Up Addendum upon the Closing.

“Lock-Up Securities” means the Ordinary Shares and/or Assumed Options received by a Lock-Up Company Securityholder that are subject to the Lock-Up Agreement upon consummation of the Business Combination, including any Ordinary Shares underlying the Assumed Options held by such Lock-Up Company Securityholder, and further including any other securities held by such Lock-Up Company Securityholder immediately following the Business Combination which are convertible into, or exercisable, or exchangeable for, Ordinary Shares (together with any securities paid as dividends or distributions with respect to such securities or into which such securities are exchanged or converted, but not including any shares issued in connection with the PIPE Subscription Agreements or shares issued in connection with the conversion of Nettar Series X Preferred Shares).

“Mergers” means the CF V Merger together with the Initial Merger.

“Nasdaq” means The Nasdaq Stock Market LLC.

“Nettar Governing Documents” means collectively, the Amended and Restated Memorandum of Association dated April 23, 2021 of Nettar and the Amended and Restated Articles of Association of Nettar dated April 23, 2021

“Nettar Ordinary Shares” means the ordinary shares of Nettar, par value $0.00001 per share.

“Nettar Preference Shares” means, collectively, (i) the Series A preference shares of Nettar, par value $0.00001 per share, (ii) the Series B preference shares of Nettar, par value $0.00001 per share, (iii) the Series B-1 preference shares of Nettar, par value $0.00001 per share and (iv) the Nettar Series X Preferred Shares, par value $0.00001 per share.

“Nettar Series X Preferred Shares” means the series X Preferred Shares of Nettar, par value $0.00001 per share.

“Nettar Series X Shareholders” means the holders of Nettar Series X Preferred Shares outstanding immediately prior to the consummation of the Business Combination.

“Nettar Shares” means, collectively, the Nettar Ordinary Shares together with the Nettar Preference Shares.

“Nettar Shareholders” means, collectively, holders of Nettar Shares immediately prior to the consummation of the Business Combination.

“Ordinary Shares” means, collectively, the Class A Ordinary Shares and the Class B Ordinary Shares.

“Person” means any individual, firm, corporation, partnership, limited liability company, incorporated or unincorporated association, trust, estate, joint venture, joint stock company, governmental authority or instrumentality or other entity of any kind.

“PIPE Additional Shares” means the Class A Ordinary Shares each PIPE Investor will be entitled to receive if the Adjustment Period VWAP is less than $10.00 per Class A Ordinary Share. In the event the Adjustment Period VWAP is less than $8.00, the Adjustment Period VWAP for purposes of this calculation will be deemed to be $8.00.

“PIPE Investment” means the sale of Class A Ordinary Shares pursuant to PIPE Subscription Agreements in a private placement that occurred concurrently with the closing of the Business Combination.

“PIPE Investors” means investors that subscribed for Class A Ordinary Shares in the PIPE Investment including the Non-redeeming Holders.

“PIPE Shares” means such number of Class A Ordinary Shares purchased by the PIPE Investors pursuant to the PIPE Subscription Agreements excluding the shares purchased in the open market by Non-redeeming Holders.

“PIPE Subscription Agreements” mean the Subscription Agreements, dated as of July 5, 2021, by and among CF V, the Company and the PIPE Investors.

“PIPE Warrant Agreement” means that certain Warrant Agreement dated January 25, 2022, by and between the Company and Continental Stock Transfer & Trust Company governing the PIPE Warrants.

“PIPE Warrants” means the warrants to acquire 2,500,000 Class A Ordinary Shares at a purchase price of $20.00 per share issued pursuant to the Lock-Up Addendum, which number of warrants is equal to the 2,500,000 PIPE Shares that the Lock-Up PIPE Investor elected to subject to lock-up pursuant to the Lock-Up Addendum.

“Promissory Note Waiver Letter” means that certain Waiver Letter, dated January 18, 2022, by and between the Company and CF Securities.

“Promissory Note Waiver Letter Additional Shares” means the Class A Ordinary Shares the Sponsor will be entitled to receive if the Adjustment Period VWAP is less than $10.00 per Class A Ordinary Share. In the event the Adjustment Period VWAP is less than $8.00, the Adjustment Period VWAP for purposes of this calculation will be deemed to be $8.00 pursuant to the Promissory Note Waiver Letter.

“Public Warrant Agreement” means that certain Warrant Agreement, dated January 28, 2021, by and between the Company and Continental Stock Transfer & Trust Company governing the $8.63 Warrants.

“Public Warrants” means warrants to purchase Class A Ordinary Shares that are listed to trade publicly on Nasdaq.

“SEC” means the United States Securities and Exchange Commission.

“Securities Act” means the United States Securities Act of 1933, as amended.

“Series X Additional Shares” means the Class A Ordinary Shares that each Nettar Series X Shareholder will be entitled to receive if the Adjustment Period VWAP is less than $10.00 per Class A Ordinary Share. In the event the Adjustment Period VWAP is less than $8.00, the Adjustment Period VWAP for purposes of this calculation will be deemed to be $8.00.

“SPAC IPO” means CF V’s initial public offering of CF V Units, consummated on February 2, 2021.

“Sponsor” means CFAC Holdings V, LLC, a Delaware limited liability company.

“Sponsor Earn-Out Shares” means the Class A Ordinary Shares that the Sponsor has subjected to forfeiture pursuant to the Sponsor Support Agreement.

“Sponsor Support Agreement” means that certain Sponsor Support Agreement, dated as of July 5, 2021, by and among the Company, the Sponsor and Nettar.

“Trading Day” means any day on which Nasdaq is open for trading.

“Transactions” means, collectively, the Mergers, the Convertible Notes Conversion and each of the other transactions contemplated by the Merger Agreement or any of the ancillary agreements related thereto.

“Trust Account” means the trust account of CF V which was for the benefit of CF V’s public stockholders.

“U.S. dollar”, “$” or “USD” each refers to the United States Dollar.

“U.S. GAAP” means accounting principles generally accepted in the United States of America.

“Warrants” means the $10.00 Liberty Warrants, the $8.63 Warrants, the $15.00 Liberty Warrants, the PIPE Warrants and the Columbia Warrants.

PART 1

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

A.	[Reserved.]

B.	Capitalization and Indebtedness.

Not applicable.

C.	Reasons for the Offer and Use of Proceeds.

Not applicable.

D.	Risk Factors

An investment in the Company’s securities carries a significant degree of risk. Readers should carefully consider the following risks and other information in this Report, including our Consolidated Financial Statements and related notes included elsewhere in this Report. Additional risks and uncertainties of which we are not presently aware or that we currently deem immaterial could also affect our business operations and financial condition. If any of these risks actually occur, our business, financial condition, results of operations or prospects could be materially affected. As a result, the trading price of the Company’s securities could decline and an investor could lose part or all of its investment. Unless otherwise indicated or the context otherwise requires, references in this section to “we,” “our,” “us,” “the Company.” and similar terms are to Nettar Group Inc. (d/b/a Satellogic) before the Business Combination and to the Company after the Business Combination.

Summary Risk Factors

•

The Company is an early stage company that has not demonstrated a sustained ability to generate revenues. If it does not generate revenue as expected, its financial condition will be materially and adversely affected.

•

The success of the Company’s business will be highly dependent on its ability to effectively market and sell its EO services and to convert contracted revenues and its pipeline of potential contracts into actual revenues, which can be a costly process.

•	The Company’s sales efforts involve considerable time and expense and the Company’s sales cycle is often long and unpredictable.

•	The Company may face risks and uncertainties associated with defense-related contracts, which may have a material adverse effect on its business.

•	If the Company is unable to scale production of its satellites as planned, its business and results of operations could be materially and adversely affected.

•

The Company is dependent on third parties to transport and launch its satellites into space and any delay could have a material and adverse impact on its business, financial condition, and results of operations.

•

Although the Company designs many of its key satellite components, the Company relies on third party vendors and manufacturers to build and provide its satellite components, products or services and the inability of these vendors and manufacturers to meet the Company’s needs could have a material adverse effect on its business.

•

The Company depends on ground station and cloud-based computing infrastructure operated by third parties for value added services, and any errors, disruption, performance problems or failure in their or its operational infrastructure could materially and adversely affect the Company’s business, financial condition and results of operations.

•

The Company’s customer contracts may require it to meet certain minimum service requirements which can vary significantly from customer to customer. Any failure to meet its service requirements may materially and adversely affect the Company’s business, results of operations and financial condition.

•

The market may not accept the Company’s geospatial intelligence, imagery and related data analytic products and services, and its business is dependent upon its ability to keep pace with the latest technological changes.

•

The Company may not be able to identify suitable acquisition candidates or consummate acquisitions on acceptable terms, or the Company may be unable to successfully integrate acquisitions, which could disrupt it operations and materially and adversely impact its business and operating results.

•	The Company faces competition for geospatial intelligence, imagery and related data analytic products and services which may limit its ability to gain market share.

•

The Company’s products and services are complex and could have unknown defects or errors, which may increase its costs, harm its reputation with customers, give rise to costly litigation, or divert its or its customers’ resources from other purposes.

•

The Company’s business is capital intensive, and it may not be able to raise adequate capital to finance its business strategies, including funding future satellites, or it may be able to do so only on terms that significantly restrict its ability to operate its business.

•

The Company’s ability to grow its business depends on the successful production, launch, commissioning and/or operation of its satellites and related ground systems, software and analytic technologies, which is subject to many uncertainties, some of which are beyond its control.

•

The market for geospatial intelligence, imagery and related data analytics has not been established with precision, is still emerging and may not achieve the growth potential the Company expects or may o w more slowly than expected.

•	If the Company’s satellites and related equipment have shorter useful lives than it anticipates, it may be required to recognize impairment charges.

•	If the Company’s satellites fail to operate as intended, it could have a material adverse effect on its business, financial condition and results of operations.

•	Satellites are subject to production and launch delays, launch failures, damage or destruction during launch, the occurrence of which could materially and adversely affect the Company’s operations.

•

The Company typically purchases pre-launch and launch insurance coverage for its satellites to address the risk of potential systemic anomalies, failures, collisions with its satellites or other satellites or debris, or catastrophic events that occur prior to or during launch. However, such insurance may be insufficient or unavailable on acceptable cost and terms, if at all.

•

Coordination results may adversely affect the Company’s ability to use its satellites in certain orbital locations for its proposed service or coverage area or may delay its ability to launch satellites and thereby operate its proposed services.

•	Prolonged unfavorable weather conditions could negatively impact the Company’s operations.

•

To date, based on the structure of the Company’s business and operations and informal discussion with regulators, the Company does not believe its satellite operations are subject to U.S. regulation. If it is determined by a U.S. regulatory authority that the Company’s operations are subject to U.S. law, the Company could be subject to penalties and other adverse consequences as a result of noncompliance.

•

If the Company is successful in becoming a U.S. governmental contractor, its business will be subject to significant U.S. regulations, and reductions or changes in U.S. government spending, including the U.S. defense budget, could reduce its revenue and adversely affect its business.

•

The Company’s business with governmental entities is subject to the policies, priorities, regulations, mandates, and funding levels of such governmental entities and may be negatively impacted by any change thereto.

•

The Company’s business is subject to a wide variety of additional extensive and evolving government laws and regulations. Failure to comply with such laws and regulations could have a material adverse effect on the Company’s business.

•

The Company is subject to the orbital slot and spectrum access requirements of the International Telecommunication Union (“ITU”) and the regulatory and licensing requirements in each of the countries in which it provides services, operates facilities, or licenses terminals, and the Company’s business is sensitive to regulatory changes internationally and in those countries.

•	Data breaches or incidents involving the Company’s technology or products could damage its business, reputation and brand and substantially harm its business and results of operations.

•	The Company’s technologies contain “open source” software, and any failure to comply with the terms of one or more of these open source licenses could negatively affect its business.

•

The Company relies on the significant experience and specialized expertise of its senior management, engineering, sales and operational staff and must retain and attract qualified and highly skilled personnel in order to grow its business successfully. If the Company is unable to build, expand, and deploy additional members its management, engineering, sales and operational staff in a timely manner, or at all, or to hire, retain, train, and motivate such personnel, its growth and long-term success could be adversely impacted.

•

The ability of the Company’s management to operate the business successfully is largely dependent upon the efforts of certain key personnel of the Company. The loss of such key personnel could negatively impact the operations and financial results of the combined business.

•

The dual class structure of the Ordinary Shares has the effect of concentrating voting control with certain shareholders of the Company and limiting its other shareholders’ ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of Class A Ordinary Shares may view as beneficial.

•	Failure to maintain effective internal controls over financial reporting could have a material adverse effect on the Company’s business, operating results and stock price.

•

The Company is an “emerging growth company” and, as a result of the reduced disclosure and governance requirements applicable to emerging growth companies, the Class A Ordinary Shares may be less attractive to investors.

Risk Related to the Company’s Business and Industry

The Company is an early stage company that has not demonstrated a sustained ability to generate revenues. If it does not generate revenue as expected, its financial condition will be materially and adversely affected.

Since inception, the Company has devoted substantially all of its resources to designing, building and developing its satellites and satellite components and technology, enhancing its geospatial analytics capabilities and services, planning its business, raising capital and providing general and administrative support for these operations. As a relatively new business, the Company has not demonstrated a sustained ability to generate sufficient revenue from its geospatial intelligence, imagery and related data analytic products and services (“EO services”) or conduct sufficient sales and marketing activities necessary for successful commercialization of its platform. Consequently, any assessment a reader makes about the Company’s current business or future success or viability may not be as accurate as it could be if the Company had a longer operating history. Further, the Company’s limited financial track record, without meaningful revenue from its expected future principal business, is of limited reference value for an assessment of the Company’s business and future prospects.

The Company incurred losses of approximately $117.7 million and $113.9 million for the years ended December 31, 2021 and 2020, respectively, and began to recognize revenues in 2021. The Company will continue to incur losses each quarter until it is able to onboard a sufficient number of customers and contracts, and launch and scale a sufficient number of its constellation of satellites, to become profitable. As the Company works to transition from initial start-up activities to commercial production and sales, it is difficult to forecast its future results. The Company has limited insight into trends that may emerge and affect its business, including its ability to attract and retain customers and the competition it will face. If the Company’s revenue grows slower than it anticipates or the Company otherwise falls materially short of its forecasts and expectations, it may not be able to achieve profitability and its financial condition will be materially and adversely affected which could cause Satellogic’s stock price to decline and investors to lose confidence in Satellogic.

The success of the Company’s business will be highly dependent on its ability to effectively market and sell its EO services and to convert contracted revenues and its pipeline of potential contracts into actual revenues, which can be a costly process.

To date, the Company has relied heavily on equity and debt financing to fund its business and operations, and is currently generating revenue from one large customer contract (Zhong Ke Guang Qi Space Information Technology Co., Ltd (“ABDAS”)) and a base of smaller customer contracts. Since launching 13 of its satellites in late 2020, 4 satellites in June 2021 and 5 satellites in April 2022, the Company has significantly accelerated its sales and marketing efforts to government defense and intelligence agencies particularly in non-U.S. countries. The Company’s success will be highly dependent on its ability to convert its significant pipeline of potential contracts into recognized revenues. If the Company fails to sign contracts with at least some portion of the customers for large projects currently envisaged in its pipeline, particularly over the next couple of years when any large contract would significantly impact the Company’s revenues and financial results, and grow a sufficient number of contracts with such customers, its business, financial condition and results of operations will be materially and adversely affected.

The Company’s ability to establish and expand its customer relationships and sell its EO services is subject to a number of factors, including its ability to overcome concerns by customers relating to the Company’s lack of experience or track record in providing EO services to customers in the same industry or at all, competition from larger, more experienced service providers, its customers’ satisfaction or dissatisfaction with its geospatial data and analytics platform and/or its geospatial intelligence, imagery and related data analytic products and services, the frequency and severity of errors or disruptions in its platform, reliability of its satellites and/or its platform, the effects of general economic conditions, competitive offerings or alternatives, reductions in the Company’s customers’ spending levels, and pricing.

In addition, continued concerns regarding prior ownership of a minority interest in the Company’s shares by a Chinese entity and its minor operations in China could impact the Company’s ability to win bids from, or enter into customer contracts with, certain government agencies or commercial customers.

The Company’s sales growth is dependent upon its ability to implement sophisticated and potentially costly sales and marketing initiatives. These initiatives may not be effective in generating sales, and in such event results of operations will be harmed. In the near term, the Company intends to derive substantially all of its revenues from providing geospatial intelligence, imagery and related data analytic products and services to international government defense and intelligence agencies, and in the longer-term, intends to expand its operations to serve commercial customers in a variety of markets and industries. The Company cannot give any assurance that it will be able to secure future business or that the potential uses for its services in commercial applications will develop. It is difficult to predict the Company’s future revenues and appropriately budget for the Company’s expenses, and the Company has limited insight into trends that may emerge and affect its business. In the event that actual results improve more slowly than the Company anticipates, the Company’s operating results, prospects and financial position could be materially and adversely affected.

The Company’s sales efforts involve considerable time and expense and the Company’s sales cycle is often long and unpredictable.

The Company’s results of operations may fluctuate, in part, because of the intensive nature of its sales efforts and the length and unpredictability of its sales cycle. As part of its sales efforts, the Company invests considerable time and expense evaluating the specific needs and requirements of its potential customers which currently consists largely of government agencies and educating these potential customers about the technical capabilities and value of its satellites and its geospatial intelligence, imagery and related data analytic products and services as well as the better unit economics the Company can offer, which in the case of government agencies can be less important. In addition, the Company has only recently began to grow its sales team, and its sales efforts have historically depended on the significant involvement of its senior management team. Given the nature of the potential customers, the length of the Company’s sales cycle tends to be long and also varies substantially from customer to customer. In addition, the timing and cycle of contract bidding processes particularly for government contracts can be very unpredictable and can change or lengthen on very little notice and for reasons outside of the Company’s control. Because decisions to purchase the Company’s EO services involves significant financial commitments, potential customers generally evaluate the Company’s products and technologies at multiple levels within their organization, each of which often have specific requirements, and typically involve senior officials and management, and multiple internal approvals. The Company could spend substantial time, effort, and money in its sales efforts without producing any sales. If the Company’s sales efforts to a potential customer do not result in sufficient revenue to justify its investments, its business, financial condition and results of operations could be materially and adversely affected.

The Company may face risks and uncertainties associated with defense-related contracts, which may have a material adverse effect on its business.

The Company is still largely an early stage company and has only begun to recognize revenues in 2021. Acquiring defense-related governmental contracts is part of the Company’s growth strategy. To the extent the Company acquires defense-related customers, its geospatial intelligence, imagery and related data analytic products and services would be incorporated into different defense programs. Whether the Company’s contracts are directly with the U.S. government, a foreign government, or one of their respective agencies, or indirectly as a subcontractor or team member, its contracts and subcontracts would be subject to special risks. For example:

•

Changes in government administration and national and international priorities, including developments in the geo-political environment, could have a significant impact on national or international defense spending priorities and the efficient handling of routine contractual matters. These changes could have a negative impact on the Company’s business in the future.

•

The Company may compete directly with other suppliers or align with a prime or subcontractor competing for a contract. The Company may not be awarded the contract if the pricing or product offering is not competitive, either at the Company’s level or the prime or subcontractor level. In addition, in the event the Company is awarded a contract, it is subject to protests by losing bidders of contract awards that can result in the reopening of the bidding process and changes in governmental policies or regulations and other political factors. In addition, the Company may be subject to multiple rebid requirements over the life of a defense program in order to continue to participate in a program, which can result in the loss of the contract or significantly reduce the Company’s revenue or margin from the program. The government’s requirements for more frequent technology refreshes on defense programs may lead to increased costs and lower long-term revenues.

•

Consolidation among defense industry contractors has resulted in a few large contractors with increased bargaining power relative to the Company. The increased bargaining power of these contractors may adversely affect the Company’s ability to compete for contracts and, as a result, may materially and adversely affect its business or results of operations in the future.

•	The Company’s usage policy currently restricts usage of its data and platforms for peaceful use only, and that may limit the Company’s ability to compete for and win certain defense related contracts.

The Company’s pricing structure may not be optimal and may require adjustments over time.

The pricing of the Company’s products and services will vary depending on the specific application and customer specifications. Given the complexity in determining pricing structures for its geospatial intelligence, imagery and related data analytic products and services, the Company may experience difficulty determining the appropriate price structure for its products and services. This may result in missed revenue opportunities and lower than expected margins if the Company prices its products and services too low, or in the Company losing bids if it prices its products and services too high. In addition, the Company expects that it may need to change its pricing model from time to time, including as a result of competition, global economic conditions, reductions in the Company’s customers’ spending levels generally, changes in product mix, pricing studies or changes in how information technology infrastructure is broadly consumed. Similarly, as the Company introduces new products and services, or as a result of the evolution of its existing products and services, it may have difficulty determining the appropriate price structure for its products and services. In addition, as new and existing competitors introduce new products or services that compete with the Company’s, or revise their pricing structures, the Company may be unable to attract new customers at the same price or based on the same pricing model as it will have used historically. Moreover, customers may demand price concessions. As a result, the Company may be required from time to time to revise its pricing structure or reduce its prices, which could materially and adversely affect its business, financial condition, and results of operations.

If the Company is unable to scale production of its satellites as planned, its business and results of operations could be materially and adversely affected.

The Company’s business plan is based on the Company building out its constellation of satellites to 202 by 2025. The Company’s ability to achieve its production plans and deliver its products and services to its customers will depend upon many factors, including its ability to:

•	prepare high throughput production factories for production to build a large number of satellites (at least 100 annually);

•	acquire sufficient quantities of third-party components and supplies;

•	recruit and train new staff while maintaining its desired quality levels;

•	implement an effective supplier strategy and supply chain management system; and

•	adopt manufacturing and quality control processes, which it must successfully introduce and scale for production at any new production facilities.

The Company may be unable to prepare high throughput production factories for production within the planned timeframes, in a cost-effective manner or at all due to a variety of factors, including, but not limited to, a failure to acquire or lease a production facility, a stoppage of construction as a result of the COVID-19 pandemic, insufficiency of utility infrastructure, unexpected construction problems, permitting and other regulatory issues, severe weather, labor disputes, and issues with subcontractors or vendors. In addition, the cost to scale satellite production may be more than the Company is currently forecasting based on higher plant acquisition and build out costs, higher labor costs, increases in plant and equipment costs, increased transportation and supply chain costs and higher costs to manage and administer the plant and supply chain. The Company’s inability to build and launch satellites on the current projected timeline and at the expected cost could significantly delay or reduce expected revenue, profitability and cash flow over the next five years. No assurance can be given that construction of the satellites will be completed on time or at all, or as to whether the Company will have sufficient funds available to complete construction if it experiences unexpected delays or costs.

The Company is dependent on third parties to transport and launch its satellites into space and any delay could have a material and adverse impact on its business, financial condition, and results of operations.

The Company is dependent on third parties to transport its satellites and ground station equipment around the world and to launch and deliver its satellites into space. Currently there are only a few companies who offer launch services, including Space Exploration Technologies Corp. (“SpaceX”), with whom the Company has entered into a multi-launch agreement. The Company requires timely and affordable access to launch services that meet its business and technical requirements to deploy for its satellite constellation. If the number of companies offering launch services or the number of launches does not grow in the future or there is a consolidation among companies who offer these services, this could result in a shortage of space on these launch vehicles, which may cause prices to increase, or result in the Company’s inability to secure space on a launch vehicle and, as a result, delays in its launch schedule. Additionally, adverse events with respect to the Company’s launch service providers, such as satellite launch failures or financial difficulties (which some of these providers have previously experienced), could result in increased costs or delays in the launch of the Company’s satellites. Moreover, a shortage of transportation providers for the Company’s satellites and ground station equipment may cause its costs to increase, delays in its ability to launch its satellites, gaps in its service coverage and adversely affect its ability to meet customer demand. Any of these situations could have a material adverse effect on the Company’s business, financial condition, and results of operations.

Further, in the event that a launch is delayed, the Company’s timing for recognition of revenue may be impacted depending on the length of the delay and the nature of its customer contracts. While such delays are common in the space industry, any delay in a launch could result in a delay in recognizing revenue which could materially and adversely impact the Company’s financial statements or result in negative impacts to its earnings during a specified time period, which could have a material adverse effect on its business, financial condition and results of operations.

Although the Company designs many of its key satellite components, the Company relies on third party vendors and manufacturers to build and provide its satellite components, products or services and the inability of these vendors and manufacturers to meet the Company’s needs could have a material adverse effect on its business.

The Company designs the core components that go into developing and manufacturing its satellites to be mission specific, partners with third parties to manufacture those components for it and then assembles, integrates and tests the components and satellites in its own facilities. The Company’s ability to manage its production line and supply of raw materials and components to meet production goals may be constrained by its suppliers’ inability to scale production. An inability to grow the number of satellites the Company has in orbit could jeopardize its ability to fulfill obligations under customer contracts, which could, in turn, result in reduced sales, contract penalties or terminations, damage to customer relationships and the Company’s reputation and could have a material adverse effect on its business, financial condition and results of operations.

The Company is impacted by increases in the prices of raw materials used in the production of its satellites. The Company monitors sources of supply in an effort to attempt to assure that adequate raw materials and other components and supplies are available. Prolonged disruptions in the supply of any of its key raw materials or components, difficulty completing qualification of new sources of supply, implementing use of replacement materials, components or new sources of supply, or a continuing increase in the prices of raw materials, energy, or components could have a material adverse effect on the Company’s operating results, financial condition, and cash flows. Moreover, the imposition of tariffs or import/export restrictions on raw materials or supplied components could have a material adverse effect on the Company’s operations.

In addition, the Company cannot give any assurance that its suppliers have obtained and will be able to obtain or maintain all licenses, permits and approvals necessary for their operations or comply with all applicable laws and regulations, and failure to do so by them may lead to interruption in their business operations, which in turn may result in shortages of components supplied to the Company.

The Company depends on ground station and cloud-based computing infrastructure operated by third parties for value added services, and any errors, disruption, performance problems or failure in their or its operational infrastructure could materially and adversely affect the Company’s business, financial condition and results of operations.

The Company relies on the technology, infrastructure, and software applications, including software-as-a-service offerings, of certain third parties, such as ground station infrastructure operated by two separate third party vendors, in order to launch and deliver its satellites into space and operate some or all of certain key features or functions of its business, including deployment of its cloud-based imagery services and other geospatial and data analytic services. The Company does not have control over the operations of the facilities of the third parties that it uses. If any of these third-party services experience errors, disruptions, security issues, or other performance deficiencies, if they are updated such that they become incompatible, if these services, software, or hardware fail or become unavailable due to extended outages, interruptions, defects, or otherwise, or if they are no longer available on commercially reasonable terms or prices (or at all), these issues could result in errors or defects in the delivery of the Company’s geospatial intelligence, imagery and related data analytic products and services, its ability to manage its operations could be interrupted, until equivalent services or technology, if available, are identified, procured, and implemented, all of which may take significant time and resources, increase the Company’s costs, and could materially and adversely affect its business, financial condition and results of operations.

The Company’s customer contracts may require it to meet certain minimum service requirements which can vary significantly from customer to customer. Any failure to meet its service requirements may materially and adversely affect the Company’s business, results of operations and financial condition.

The Company’s agreements with customers may provide for minimum service level commitments, which contain specifications regarding the availability and performance of its products and services such as assured access and guaranteed capacity. Any failure of or disruption to the Company’s infrastructure could impact the performance of its satellites and the availability of its products and services to its customers. Although the Company’s customers will expect some level of potential disruption based on the product specifications and general operational conditions, if the Company is unable to meet any minimum service requirements or if it suffers extended periods of poor performance or unavailability of its products and services, it may lose customer contracts and suffer reputational harm which could materially and adversely affect the Company’s business, financial condition and results of operations.

The market may not accept the Company’s geospatial intelligence, imagery and related data analytic products and services, and its business is dependent upon its ability to keep pace with the latest technological changes.

The market for the Company’s geospatial intelligence, imagery and related data analytic products and services is characterized by rapid technological change and evolving industry standards. Failure to respond in a timely and cost-effective way to these technological developments could have a material adverse effect on the Company’s business and operating results. As a result, the Company’s success will depend, in part, on its ability to develop and market service offerings that respond in a timely manner to the technological advances and needs of its customers, and evolving industry standards. In addition, although in the near term, the Company intends to derive substantially all its revenues from providing geospatial intelligence, imagery and related data analytic products and services to international government defense and intelligence agencies, in the longer-term, it intends to expand its operations to serve commercial customers in a variety of markets and industries and through a wide range of applications.

The Company believes that, in order to remain competitive in the future, it will need to continue to invest significant financial resources to improve the technology of its existing products and services and develop new products and services both for existing applications and new commercial applications, including through internal research and development, acquisitions and joint ventures or other collaboration arrangements. These expenditures could divert the Company’s attention and resources from other projects, and it cannot be sure that these expenditures will ultimately lead to the timely development of new product or service offerings and technologies or identification of and expansion into new markets and applications.

Due to the design complexity of the Company’s products and services, the Company may, in the future, experience delays in completing the development and introduction of new or enhanced products or product applications. Any delays could result in increased costs of development or deflect resources from other projects. In addition, there can be no assurance that the market for the Company’s geospatial intelligence, imagery and related data analytic products and services will develop or continue to expand or that the Company will be successful in identifying new markets or applications as it currently anticipates. The failure of the Company’s technology to gain market acceptance could significantly reduce its planned revenues and harm its business. Market acceptance of the Company’s products and services depends on a number of factors, including the quality, scope, timeliness, sophistication, and price of substitute products and services. The Company cannot be sure that its competitors will not develop competing technologies that gain market acceptance in advance of the Company’s technologies or develop technologies that better meet the needs of the Company’s customers. The possibility exists that the Company’s competitors might develop new technology or offerings that might cause the Company’s existing technology and offerings to become obsolete. If the Company fails to develop, manufacture, and market innovative technologies that enable the Company’s products and services to meet customers’ requirements or its technologies fail to achieve market acceptance more rapidly as compared to its competitors, its ability to procure new contracts could be negatively impacted and its business may not continue to grow in line with expectations or at all. If the Company is unable to achieve sustained growth, it may be unable to execute its business strategy, expand its business or fund other liquidity needs and its business, financial condition and results of operations could be materially and adversely affected.

The Company may not be able to identify suitable acquisition candidates or consummate acquisitions on acceptable terms, or the Company may be unable to successfully integrate acquisitions, which could disrupt its operations and materially and adversely impact its business and operating results.

The Company intends to continue to pursue acquisitions of complementary technologies, products and businesses as a component of its growth strategy. Acquisitions involve certain known and unknown risks that could cause the Company’s sales growth or operating results to differ from its expectations. For example:

•	the Company may not be able to identify suitable acquisition candidates or to consummate acquisitions on acceptable terms;

•	the Company may not be able to obtain the necessary financing, on favorable terms or at all, to finance any or all of its potential acquisitions; and

•	acquired technologies, products or businesses may not perform as the Company expects and the Company may fail to realize the anticipated benefits from the acquisition.

In addition, the Company’s acquisition strategy may divert management’s attention away from its existing business, resulting in the loss of key customers or employees, and expose the Company to unanticipated problems or legal liabilities, including responsibility as a successor for undisclosed or contingent liabilities of acquired businesses or assets.

If the Company fails to conduct due diligence on its potential targets effectively, for example, the Company may not identify problems at target companies or fail to recognize incompatibilities or other obstacles to successful integration. The Company’s inability to successfully integrate future acquisitions could impede it from realizing all of the benefits of those acquisitions and could materially weaken its business operations. The integration process may disrupt the Company’s business and, if new technologies, products or businesses are not implemented effectively, may preclude the realization of the full benefits expected by the Company and could harm its results of operations. In addition, the overall integration of new technologies, products or businesses may result in unanticipated problems, expenses, liabilities and competitive responses.

Further, even if the operations of an acquisition are integrated successfully, the Company may not realize the full benefits of the acquisition, including the synergies, cost savings or growth opportunities that it expects. These benefits may not be achieved within the anticipated time frame, or at all. Further, acquisitions may cause the Company to issue securities that would dilute its current shareholders’ ownership percentage, use a substantial portion of its cash resources, experience volatility in earnings due to changes in contingent consideration related to acquisition earn-out liability estimates or become subject to litigation.

The Company faces competition for geospatial intelligence, imagery and related data analytic products and services which may limit its ability to gain market share.

The Company operates in the NewSpace sector, which refers to the increased commercialization and privatization of the space sector. Competition in the Company’s imagery services business is highly diverse, and while its competitors offer different products, there is often competition for contracts that are part of governmental budgets. The Company’s major existing and potential competitors for its geospatial intelligence, imagery and related data analytic products and services include commercial satellite imagery companies, state- owned imagery providers, aerial imagery companies, free sources of imagery and unmanned aerial vehicles. The Company also faces competition from companies that provide geospatial data analytic information and services to the U.S. government, including defense prime contractors.

The Company plans to leverage its superior unit economics and put enough satellites in orbit to remap the entire surface of the earth in high-resolution on a daily basis and, in doing so expects to deliver its data to customers at near zero marginal cost which the Company believes will provide it with a competitive advantage. However, the Company’s competitors or potential competitors could, in the future, offer satellite-based imagery or other products and services with more attractive features than the Company’s products and services that could outweigh the lower cost of the Company’s products and services. The emergence of new remote imaging technologies or the continued growth of low-cost imaging satellites could negatively affect the Company’s sales efforts. More importantly, if competitors develop and launch satellites or other imagery-content sources with more advanced capabilities and technologies than the Company’s, or offer products and services at lower prices than the Company’s, the Company’s business and results of operations could be harmed.

The U.S. government and foreign governments may develop, construct, launch and operate their own imagery satellites, which could reduce their need to rely on the Company and other commercial suppliers. In addition, such governments could sell or provide free of charge imagery from their satellites and thereby compete with the Company’s geospatial intelligence, imagery and related data analytic products and services. Also, governments may at times make the Company’s imagery freely available for humanitarian purposes, which could impair the Company’s revenue growth with non-governmental organizations.

In addition, some of the Company’s international competitors currently benefit from, and others may benefit in the future from, subsidies and other protective measures by their home countries where governments are providing financial support, including significant investments in the development of new technologies. Government support of this nature greatly reduces the commercial risks associated with satellite development activities for these competitors. This market environment may result in increased pressures on the Company’s pricing and other competitive factors.

Some of the Company’s competitors have made or could make acquisitions of businesses that allow them to offer more competitive and comprehensive solutions. As a result of such acquisitions, the Company’s current or potential competitors may be able to accelerate the adoption of new technologies that better address customer needs, devote greater resources to bring these products and services to market, initiate or withstand substantial price competition, or develop and expand their product and service offerings more quickly than the Company. These competitive pressures in the Company’s market or its failure to compete effectively may result in fewer orders, reduced revenue and margins, and impair our ability to acquire market share. In addition, it is possible that industry consolidation may impact customers’ perceptions of the viability of smaller or even mid-size companies and consequently customers’ willingness to purchase from such firms.

The Company may not compete successfully against its current or potential competitors. If the Company is unable to compete successfully, or if competing successfully requires the Company to take costly actions in response to the actions of its competitors, its business, financial condition and results of operations could be materially and adversely affected. In addition, companies competing with the Company may have an entirely different pricing or distribution model. Increased competition could result in fewer customer contracts, price reductions, reduced margins, and inability to gain market share, any of which could harm the Company’s business and results of operations.

The Company may fail to foresee challenges with international operations.

The Company’s future success will depend heavily upon on its ability to oversee production operations at facilities and locations outside of the United States and management’s day-to-day oversight. Its international operations expose it to numerous challenges and risks, including, but not limited to, adverse political, regulatory, legislative and economic conditions in various jurisdictions; costs of complying with varying governmental regulations; fluctuations in currency exchange rates; and difficulties in protecting intellectual property rights in foreign countries. Unforeseen challenges in sustaining efficient operations, decreases in product quality, language and cultural difference, political and economic unrest, or theft of intellectual property from these satellite production facilities, or other yet undiscovered challenges could materially and adversely affect the Company, its business, financial position and results of operations.

The Company’s products and services are complex and could have unknown defects or errors, which may increase its costs, harm its reputation with customers, give rise to costly litigation, or divert its or its customers’ resources from other purposes.

The Company employs sophisticated design and testing processes and practices. Nevertheless, the Company’s products and services may contain defects or errors, or experience performance problems when first introduced, when new versions or enhancements are released, or even after these products have been in use for a period of time. The Company’s systems may not be successfully implemented, pass required acceptance criteria, or operate or give the desired output, or it may not be able to detect and fix all defects in its satellites and its geospatial intelligence, imagery and related data analytic products and services, or resolve any delays or availability issues in the launch services it procures. These problems could result in expensive and time-consuming design modifications, delays in the introduction of new products or enhancements, significant increases in the Company’s service and maintenance costs, termination of contracts for convenience, diversion of its personnel’s attention from its product development efforts, exposure to liability for damages, damaged customer relationships, and harm to its reputation, any of which could materially and adversely harm its results of operations. In addition, increased development costs could be substantial and could reduce the Company’s operating margins.

The Company’s employees or others acting on its behalf may engage in misconduct or other improper activities, which could cause it to lose contracts or cause it to incur costs.

The Company is exposed to the risk that employee fraud or other misconduct from its employees or others acting on its behalf could occur. Misconduct by employees or others could include intentional failures to comply with the various regulatory regimes to which the Company is subject, engaging in unauthorized activities, insider threats to its cybersecurity, or falsifying records relating to the success or failure of its launches, satellites or products and services generally. Misconduct by the Company’s employees or others acting on its behalf could also involve the improper use of its customers’ sensitive or classified information, which could result in regulatory sanctions against it, serious harm to its reputation, a loss of contracts and a reduction in revenues, or cause it to incur costs to respond to any related governmental inquiries. The Company has adopted policies and procedures designed to prevent misconduct. However, it is not always possible to deter misconduct, and the precautions the Company takes to prevent and detect this activity may not be effective in controlling unknown or unmanaged risks or losses, which could cause it to lose contracts or cause a reduction in revenues. In addition, alleged or actual misconduct by employees or others acting on the Company’s behalf could result in investigations or prosecutions of persons engaged in the subject activities, which could result in unanticipated consequences or expenses and management distraction for the Company regardless of whether it is alleged to have any responsibility.

The Company may in the future experience such misconduct, despite its various compliance programs. Actual or alleged misconduct or improper actions by the Company’s employees, agents, subcontractors, suppliers, business partners and/or joint ventures could subject it to administrative, civil or criminal investigations and enforcement actions; monetary and non-monetary penalties; liabilities; and the loss of privileges and other sanctions, including suspension and debarment, which could negatively impact its reputation and ability to conduct or attract new business and could materially and adversely affect the Company, its business, financial condition and results of operations.

The Company’s business is capital intensive, and it may not be able to raise adequate capital to finance its business strategies, including funding future satellites, or it may be able to do so only on terms that significantly restrict its ability to operate its business.

Implementation of the Company’s business strategy, such as expanding its satellite constellation and its products and services offerings, requires a substantial outlay of capital. As the Company pursues its business strategies and seeks to respond to opportunities and trends in its industry, its actual capital expenditures may differ from its expected capital expenditures. The nature of the Company’s business also requires it to make capital expenditure decisions in anticipation of customer demand, and it may not be able to correctly predict customer demand. If the Company’s customer demand exceeds its ability to respond to that demand, it may not be able to fully capture the growth in demand.

The Company currently expects that its ongoing liquidity requirements for sustaining its operations will be satisfied by cash on hand and cash generated from its existing and future operations supplemented, where necessary or advantageous, by available credit. However, the Company cannot provide assurances that its businesses will generate sufficient cash flow from operations in the future or that additional capital will be available in amounts sufficient to enable it to execute its business strategies. The availability and cost to the Company of external financing depend on a number of factors, including general market conditions, its financial performance and its credit rating. Both the Company’s credit rating and its ability to obtain financing generally may be influenced by the supply and demand characteristics of its industry generally. Declines in the Company’s expected future revenue under contracts with customers and challenging business conditions faced by its customers are among factors that may adversely affect its credit. Other factors that could impact the Company’s credit include the amount of debt in its capital structure, activities associated with its strategic initiatives, its expected future cash flows, and the capital expenditures required to execute its business strategy. The overall impact on the Company’s financial condition of any transaction that it pursues may be negative or may be negatively perceived by the financial markets and ratings agencies and may result in adverse rating agency actions with respect to any credit rating it may have from time to time. A disruption in the capital markets, a deterioration in the Company’s financial performance or a credit rating downgrade could limit its ability to obtain financing or could result in any such financing being available only at greater cost or on more restrictive terms than might otherwise be available. The Company’s debt agreements also may impose restrictions on operation of its business and could make it more difficult for it to obtain additional external financing if required.

Long-term disruptions in the capital and credit markets as a result of uncertainty due to recessions, changing or increased regulation or failures of significant financial institutions could adversely affect the Company’s access to capital. If financial market disruptions occur, it may become difficult for the Company to raise additional capital or refinance debt when needed, on acceptable terms or at all. Any disruption could require us to take measures to conserve cash until the markets stabilize or until alternative credit arrangements or other funding for its business needs can be arranged. Such measures could include deferring capital expenditures and reducing or eliminating other discretionary uses of cash, which could materially and adversely impact the Company’s business and its ability to execute its business strategies.

Risks Relating to the Company’s Satellites and Industry

The Company’s ability to grow its business depends on the successful production, launch, commissioning and/ or operation of its satellites and related ground systems, software and analytic technologies, which is subject to many uncertainties, some of which are beyond its control.

The Company’s current primary research and development objectives focus on the development of satellites and related components that can remap the entire surface of the Earth in high resolution as well as the Company’s geospatial intelligence, imagery and related data analytic products and services, including creating a catalog of archived data. The Company has limited operational experience with its satellites with only 22 commercial satellites in orbit, 17 of which are presently delivering high-resolution data to its customers. While the Company estimates the gross costs associated with designing, building and launching its satellites to build out its constellation will be significant, there can be no assurance that it will complete these deployments on a timely basis, on budget or at all. Design, manufacture and launch of satellite systems are highly complex and historically have been subject to delays and cost over-runs. If the Company does not complete development and manufacturing of additional satellites in its anticipated timeframes or at all, its ability to grow its business will be adversely affected. The successful development, integration, and operations of the Company’s satellites and its geospatial intelligence, imagery and related data analytic products and services involves many uncertainties, some of which are beyond its control, including, but not limited to:

•	timing in finalizing satellite design and specifications;

•	performance of satellites meeting design specifications;

•	failure of satellites as a result of technological or manufacturing difficulties, design issues or other unforeseen matters;

•	engineering and/or manufacturing performance failing or falling below expected levels of output or efficiency;

•	increases in costs of materials and supplied components;

•	changes in project scope;

•	its ability to obtain additional applicable approvals, licenses or certifications from regulatory agencies, if required, and maintaining current approvals, licenses or certifications;

•	performance of its manufacturing facilities despite risks that disrupt productions, such as natural disasters, catastrophic events or labor disputes;

•

performance of a limited number of suppliers for certain raw materials and supplied components, the accuracy of supplier representations as to the suitability of such raw materials and supplied components for its products, and their willingness to do business with it;

•	performance of its internal and third-party resources that support its research and development activities;

•	its ability to protect its intellectual property critical to the design and function of its satellites and its geospatial intelligence, imagery and related data analytic products and services;

•	its ability to continue funding and maintaining its research and development activities;

•	successful completion of demonstration missions; and

•	the impact of the COVID-19 pandemic on it, its customers and suppliers, and the global economy.

If any of the above events occur, they could have a material adverse effect on the Company’s ability to continue to develop, integrate and operate its satellites and related infrastructure, products and services, which could materially adversely affect its business, financial condition, and results of operations.

The market for geospatial intelligence, imagery and related data analytics has not been established with precision, is still emerging and may not achieve the growth potential the Company expects or may grow more slowly than expected.

The market for geospatial intelligence, imagery and related data analytics has not been established with precision as the commercialization of space is a relatively new development and is rapidly evolving. The Company’s views of the total addressable market are based on a number of third-party reports which may or may not accurately reflect future market size and growth. As a result, the Company’s views of the total addressable market for its products and services may prove to be incorrect. In addition, if interest in the Company’s EO data and analytic products and services by commercial customers, or the expected growth in commercial applications for EO data and analytics, is less than expected, or the Company’s satellite and related technologies are unable to meet expected customer expectations and demand, the Company’s business and financial results will be materially and adversely affected.

The Company’s industry is characterized by changing technology and evolving standards, and it may not be successful in identifying, developing and marketing products and services that respond to rapid technological change, evolving technical standards and systems developed by others. The Company’s competitors may develop technology that better meets the needs of its customers. If the Company does not continue to develop, manufacture, and market innovative technologies or applications that meet customers’ requirements, sales may suffer, and the Company may not be able to grow its business. If the Company is unable to achieve sustained growth, it may be unable to execute its business strategy, expand its business or fund other liquidity needs, and its business prospects, financial condition, and results of operations could be materially and adversely affected.

If the Company’s satellites and related equipment have shorter useful lives than it anticipates, it may be required to recognize impairment charges.

The Company evaluates its satellites for impairment and tests for recoverability whenever events or changes in circumstances indicate that their carrying amount may not be recoverable. Certain of the anomalies disclosed below may be considered to represent a significant adverse change in the physical condition of a particular satellite. There can be no assurance as to the actual operational life of a satellite or that the operational life of individual components will be consistent with their design life. A number of factors will impact the useful lives of the Company’s satellites, including, among other things, the quality of their design and construction, the durability of their component parts, and the occurrence of any anomaly or series of anomalies or other risks affecting the satellites during launch and in orbit. The Company currently anticipates the useful life of an operational satellite to be approximately three years. If the Company’s satellites and related equipment have shorter useful lives than it currently anticipates, this may lead to delays in increasing the rate of its commercial payloads and declines in actual or planned revenues, which would have a material adverse effect on its business, financial condition, and results of operations.

Long-lived assets are tested periodically for impairment or whenever there is an indication that an asset may be impaired. Disruptions to the Company’s business, unexpected significant declines in its operating results, adverse technological events or changes in the regulatory markets in which it operates may result in impairment charges to its tangible and intangible assets. Any future impairment charges could substantially affect the Company’s reported results.

If the Company’s satellites fail to operate as intended, it could have a material adverse effect on its business, financial condition, and results of operations.

The Company relies on data obtained from its satellites in order to provide services to its customers. The Company may become unable or limited in its ability to collect such data. For example, satellites can temporarily go out of service and be recovered, or cease to function for reasons beyond the Company’s control, including the quality of design and construction, the rate of consumption of the propellant supply, the expected gradual environmental degradation of solar panels, the durability of various satellite components and the orbits and space environments in which the satellites are placed and operated. The accumulated effects of solar radiation and single event upsets or electronic/catch-up events from the collision of charged particles, collisions with other objects (including, but not limited to, space debris and other spacecraft) or actions by malicious actors, including cyber-related, could also damage the satellites and subject the Company to liabilities for any damages caused to other spacecraft.

The manufacturing, testing, launching and operation of satellites involves complex processes and technology. The Company’s satellites employ advanced technologies and sensors that are exposed to severe environmental stresses that have affected and could affect the performance of its satellites. Hardware component problems could lead to deterioration in performance or loss of functionality of a satellite. In addition, human operators may execute improper implementation commands that may negatively impact a satellite’s performance. Exposure of the Company’s satellites to an unanticipated catastrophic event, such as a meteor shower or a collision with space debris, could reduce the performance of, or completely destroy, the affected satellite. Even if a satellite is operated properly, minor technical flaws in the satellite’s sensors could significantly degrade its performance, which could materially affect the Company’s ability to collect imagery and market the Company’s products and services successfully.

Satellites can experience malfunctions, commonly referred to as anomalies, which have occurred and may occur in the future in the Company’s satellites. The satellites the Company employs have experienced various anomalies in the past and will likely experience anomalies in the future. Anomalies can occur as a result of various factors, such as satellite manufacturer error, whether due to the use of new or largely unproven technology or due to a design, manufacturing or assembly defect that was not discovered before launch and general failures resulting from operating satellites in the space environment. Any single anomaly could materially and adversely affect the Company’s ability to utilize the satellite. Anomalies may also reduce the expected capacity, commercial operation and/or useful life of a satellite, thereby reducing the revenue that could be generated by that satellite or create additional expenses due to the need to provide replacement or back-up satellites or satellite capacity earlier than planned and could have a material adverse effect on the Company’s business. In addition, if a satellite or satellites experience a malfunction, the satellite capacity of the Company’s unimpacted network may be insufficient to meet all of its customers’ needs or cause service interruptions, and it may need to potentially blackout or reduce service to certain customers, which would adversely affect its relationships with its customers and result in loss of revenues. Although the Company works diligently both internally and with its suppliers to determine and eliminate the cause of anomalies in new satellites and provide for redundancies of many critical components in the satellites, it may not be able to prevent the impact of anomalies in the future.

The Company cannot provide assurances that its satellites will continue to operate successfully in space throughout their expected operational lives. Even if a satellite is operated properly, technical flaws in that satellite’s sensors or other technical deficiencies or anomalies could significantly hinder its performance, which could materially affect the Company’s ability to collect imagery and market its products and services successfully. While certain software deficiencies may be corrected remotely, most, if not all, of anomalies or debris collision damage cannot be corrected once the satellites are placed in orbit. Further, although the Company has some ability to actively maneuver its satellites to avoid potential collisions with space debris or other spacecraft, this ability is limited by, among other factors, uncertainties and inaccuracies in the projected orbit location of and predicted conjunctions with debris objects tracked and cataloged by the U.S. government. Additionally, some space debris is too small to be tracked and therefore its orbital location is completely unknown; nevertheless, this debris is still large enough to potentially cause severe damage or a failure of the Company’s satellites should a collision occur. Recent years have seen increases in the number of satellites deployed to low earth orbits, and publicly announced plans call for many thousands of additional satellite deployments over the next decade. The proliferation of these low Earth orbit constellations could materially increase the risk of potential collision with space debris or another spacecraft and affect the Company’s ability to effectively access sufficient orbital slots to support the expected growth across its business.

If the Company suffers a partial or total loss of a deployed satellite, it could require a significant amount of time and could incur substantial expense to replace that satellite. The Company may experience other problems with its satellites that may reduce their performance. If a satellite is not fully operational, the Company may lose most or all of the revenue that otherwise would have been derived from that satellite and may not be able to provide adequate services to its customers which may cause it to incur penalties under its contracts or may allow its customers not to pay it for the time that service was impacted. The Company’s inability to repair or replace a defective satellite or correct any other technical problem in a timely manner could result in a significant loss of revenue. If a satellite experiences a significant anomaly such that it becomes impaired or is no longer functional, it could significantly impact the Company’s business, prospects and profitability.

Many satellites have redundant or backup systems and components that operate in the event of an anomaly, operational failure or degradation of primary critical components, but these redundant or backup systems and components are subject to risk of failure similar to those experienced by the primary systems and components. The occurrence of a failure of any of these redundant or backup systems and components could materially impair the useful life, capacity or operational capabilities of the satellite.

Satellites are subject to production and launch delays, launch failures, damage or destruction during launch, the occurrence of which could materially and adversely affect the Company’s operations.

Delays in the production of future satellites and the manufacture or procurement of requisite components and launch vehicles, limited availability of appropriate launch windows, possible delays in obtaining regulatory approvals, satellite damage or destruction during launch, launch failures, or incorrect orbital placement could have a material adverse effect on the Company’s business, financial condition, and results of operations. The loss of, or damage to, a satellite due to a launch failure could result in significant delays in anticipated revenue to be generated by that satellite. Any significant delay in the commencement of service of a satellite could delay or potentially permanently reduce the revenue anticipated to be generated by that satellite. In addition, if the loss of a satellite were to occur, the Company may not be able to accommodate affected customers with its other satellites or data from another source until a replacement satellite is available, and it may not have on hand, or be able to obtain in a timely manner, the necessary funds to cover the cost of any necessary satellite replacement. An extended launch delay beyond planned contingency, launch failure, underperformance, delay or perceived delay could have a material adverse effect on the Company’s business prospects, financial condition, and results of operations. If delays were to occur and the Company’s remediation measures and process changes were not successful or if it experiences issues with planned manufacturing improvements or design and safety, it could experience issues in scaling up further satellite production. Such delays could cause the Company to fail to reach its goal of expanding and scaling its constellation of satellites. A failure to reach a sufficient number of satellites in the Company’s constellation may impact the revisit rates it is able to offer its customers and limit its product offerings, thereby making it less attractive to existing and potential customers.

Launch vehicles may also under-perform, in which case the satellite may still be placed into service by using its onboard propulsion systems to reach the desired orbital location, resulting in a reduction in its service life. In addition, although the Company intends to purchase launch insurance on all of its launches, if it were not able to obtain launch insurance on commercially reasonable terms and a launch failure were to occur, it would directly suffer the loss of the cost of the satellite and related costs.

The Company’s business involves significant risks and uncertainties that may not be covered by insurance.

The Company endeavors to obtain insurance coverage from established insurance carriers to cover certain risks and liabilities related to its business. However, the amount of insurance coverage that the Company maintains may not be adequate to cover all claims or liabilities. Existing coverage may be canceled while the Company remains exposed to the risk and it is not possible to obtain insurance to protect against all operational risks, natural hazards and liabilities. Although the Company maintains insurance policies that it believes to be adequate, it cannot provide assurance that this insurance will be adequate to protect it from all material judgments and expenses related to potential future claims or that these levels of insurance will be available in the future at economical prices or at all. A successful liability claim could result in substantial cost to the Company. Even if the Company is fully insured as it relates to a claim, the claim could nevertheless diminish the Company’s brand and divert management’s attention and resources, which could have a negative impact on the Company’s business, financial condition, and results of operations.

Although the Company maintains pre-launch and launch insurance coverage for its satellites, it does not maintain in-orbit lifecycle insurance coverage. Any damage or destruction to the Company’s satellites while in orbit as a result of anomalies, failures, collisions with its satellites or other satellites or debris, radiation damage or other catastrophic event will not be covered by insurance. The Company will be required to pay for the repair or replacement of such satellite which may have a material adverse effect on its financial condition, and results of operation.

The Company does not maintain third-party liability insurance with respect to its satellites. Accordingly, the Company currently has no insurance to cover any third-party damages that may be caused by any of its satellites, including personal and property insurance. If the Company experiences significant uninsured losses, such events could have a material adverse impact on its business, financial condition, and results of operations.

The Company typically purchases pre-launch and launch insurance coverage for its satellites to address the risk of potential systemic anomalies, failures, collisions with its satellites or other satellites or debris, or catastrophic events that occur prior to or during launch. However, such insurance may be insufficient or unavailable on acceptable cost and terms, if at all.

The Company has historically purchased pre-launch and launch insurance to address the risk of potential systemic anomalies, failures, collisions with its satellites or other satellites or debris, or catastrophic events during launch, to the extent that insurance was available on acceptable premiums and other terms. The insurance proceeds received in connection with a partial or total loss of the functional capacity of any of the Company’s satellites would not be sufficient to cover the replacement cost, if the Company chooses to do so, of an equivalent satellite. In addition, this insurance will not protect the Company against all losses to its satellites due to specified exclusions, deductibles and material change limitations and it may be difficult to insure against certain risks, including a partial deterioration in satellite performance and satellite re-entry.

The price and availability of insurance fluctuate significantly. Insurance market conditions or factors outside the Company’s control at the time it is in the market for the required insurance, such as failure of a satellite using similar components, could cause premiums to be significantly higher than current estimates and could reduce amounts of available coverage. The cost of the Company’s insurance has been increasing and may continue to increase. Higher premiums on insurance policies will reduce the Company’s operating income by the amount of such increased premiums. If the terms of insurance policies become less favorable than those currently available, there may be limits on the amount of coverage that the Company can obtain, or the Company may not be able to obtain insurance at all.

Coordination results may adversely affect the Company’s ability to use its satellites in certain orbital locations for its proposed service or coverage area or may delay its ability to launch satellites and thereby operate its proposed services.

The Company will be required to record orbital locations and operational parameters of its satellites with the International Telecommunication Union and to coordinate with other satellite operators and national administrations the use of these orbital locations and operational parameters in order to avoid interference to or from other satellites. The results of coordination may adversely affect the Company’s use of its satellites using certain orbital locations as well as the type of applications or services that the Company can accommodate. If the Company is unable to coordinate its satellites by specified deadlines, the Company may not be able to use its satellites or certain orbital locations for its proposed service or coverage area or it may lose interference protection for its satellites. The use of the Company’s satellites may also be temporarily or permanently adversely affected if the operation of other satellite networks do not conform to coordination agreements resulting in the acceptable interference levels being exceeded (such as due to operational errors associated with the transmissions to other satellite networks).

Natural disasters, unusual weather conditions, epidemic outbreaks, terrorist acts and political events could disrupt the Company’s business or satellite launch schedules. Interruption or failure of the Company’s infrastructure could hurt its ability to effectively perform its daily operations and provide and produce its products and services, which could damage its reputation and materially and adversely affect its operating results.

The Company is vulnerable to natural disasters and significant disruptions including tsunamis, floods, earthquakes, fires, water shortages, other extreme or unusual weather conditions, epidemics or pandemics, acts of terrorism or disruptive political events where the Company’s facilities or the launch facilities of its transport partners are located, or where its third-party suppliers’ facilities are located, power shortages and blackouts, aging infrastructures and telecommunications failures. Furthermore, climate change has increased, and may continue to increase, the rate, size and scope of these natural disasters. In the event of such a natural disaster or other disruption, the Company could experience disruptions to its operations or the operations of suppliers, subcontractors, distributors or customers, which could affect the Company’s ability to maintain launch schedules or fulfill its customer contracts.

The availability of many of the Company’s geospatial intelligence, imagery and related data analytic products and services depends on the continuing operation of its satellite operations infrastructure, satellite manufacturing operations, information technology and communications systems. Any downtime, damage to or failure of the Company’s systems could result in interruptions in its service, which could reduce its revenues. The Company’s systems are vulnerable to damage or interruption from floods, fires, power loss, aging infrastructure, telecommunications failures, computer viruses, computer denial of service attacks or other attempts to harm the Company’s systems. In the event the Company is unable to collect, process and deliver imagery from its facility, its daily operations and operating results would be materially and adversely affected. In addition, the Company’s ground terminal centers are vulnerable to damage or interruption from human error, intentional bad acts, earthquakes, hurricanes, floods, fires, war, terrorist attacks, power losses, hardware failures, systems failures, aging infrastructure, telecommunications failures and similar events.

The occurrence of any of the foregoing could result in lengthy interruptions in the Company’s services and/or damage its reputation, which could have a material adverse effect on its business, financial condition and results of operations.

The occurrence and impact of these factors is difficult to predict, but one or more of them could have a material adverse effect on the Company’s financial position, results of operations and/or cash flows.

Prolonged unfavorable weather conditions could negatively impact the Company’s operations.

In order for satellites to collect and deliver imagery effectively, the satellite must be able to view the desired area on a certain day at a certain time as it passes overhead. Adverse weather conditions, such as clouds or haze, may prevent satellites from collecting data and imagery or could cause the satellite to experience technical difficulties communicating with the ground terminals or collecting imagery in the same quality or volume that was intended. In addition, space weather, such as solar flares, could take the Company’s satellites out of orbit, disrupt the Company’s ground communication networks and affect the decay rate of its satellites. The occurrence of any of the foregoing could result in interruptions, which could be lengthy, in the Company’s services and/or damage its reputation, which could have a material adverse effect on its business, financial condition, and results of operations.

Risks Relating to Legal and Regulatory Matters

The Company is subject to stringent U.S. export and import control laws and regulations. Unfavorable changes in these laws and regulations or U.S. government licensing policies, the Company’s failure to secure timely U.S. government authorizations under these laws and regulations, or the Company’s failure to comply with these laws and regulations could have a material adverse effect on its business, financial condition, and results of operations.

The Company has a global supply chain of upstream and downstream partners including manufacturers, suppliers and launch providers from a number of countries including the U.S. Based on these activities, the Company may be required to comply with U.S. export control laws and regulations, including the International Traffic in Arms Regulations (“ITAR”) administered by the U.S. Department of State and the Export Administration Regulations (“EAR”) administered by the U.S. Department of Commerce’s Bureau of Industry and Security (“BIS”). Pursuant to these foreign trade control laws and regulations, the Company may be required, among other things, to (i) maintain a registration under ITAR, (ii) determine the proper licensing jurisdiction and export classification of products, software, and technology, and (iii) obtain licenses or other forms of U.S. government authorization to engage in the conduct of the Company’s satellite imagery and data business. Violations of applicable export control laws and related regulations could result in criminal and administrative penalties, including fines, possible denial of export privileges, and debarment, which could have a material adverse impact on the Company’s business, including its ability to enter into contracts or subcontracts for U.S. government customers. U.S. export licenses are required to transfer or make accessible certain of the Company’s products, software and technical information to its non-U.S. employees (called “deemed exports”).

The inability to secure and maintain other necessary export authorizations could negatively impact the Company’s ability to compete successfully or to operate its business as planned. For example, if the Company was unable to obtain or maintain its licenses to export certain spacecraft hardware, it would effectively be prohibited from launching its vehicles from certain non-U.S. locations, which would limit the number of launch providers it could use. In addition, if the Company was unable to obtain a Department of State Technical Assistance Agreement to export certain launch related services, it would experience difficulties or even be unable to perform integration activities necessary to safely integrate its transfer vehicles to non-U.S. launch vehicles. In both cases, these restrictions could lead to higher launch costs which may have a material adverse impact on the Company’s results of operations. Similarly, if the Company was unable to secure effective export licensure to authorize the full scope of activity with a foreign partner or supplier, it may be required to make design changes to spacecraft or updates to its supplier chain, which may result in increased costs to the Company or delays in vehicle launches.

Any changes in the export control regulations or U.S. government licensing policy, such as those necessary to implement U.S. government commitments to multilateral control regimes, may restrict the Company’s operations. There is no inherent right to perform an export and given the significant discretion the government has adjudicating such authorizations in furtherance of U.S. national security and foreign policy interests, there can be no assurance the Company will be successful in its current and future efforts to secure and maintain necessary licenses, registrations, or other U.S. government regulatory approvals.

In addition, U.S. export control laws continue to change. For example, the control lists under the ITAR and the EAR are periodically updated to reclassify specific types of export-controlled technology. For example, any changes to the jurisdictional assignment of controlled data or hardware used by the Company could result in the need for different export authorizations, each then subject to a subsequent approval. Similarly, should exceptions or exemptions under the EAR or ITAR, respectively, be changed, the Company’s activities otherwise authorized via these mechanisms may become unavailable and could result in the need for additional export authorizations.

Additionally, changes to the administrative implementation of export control laws at the agency level may suddenly occur as a result of geo-political events, which could result in existing or proposed export authorization applications being viewed in unpredictable ways, or potentially rejected, as a result of the changed agency level protocol.

To date, based on the structure of the Company’s business and operations and informal discussion with regulators, the Company does not believe its satellite operations are subject to U.S. regulation. If it is determined by a U.S. regulatory authority that the Company’s operations are subject to U.S. law, the Company could be subject to penalties and other adverse consequences as a result of noncompliance.

The raw data collected by the Company’s constellation is collected through a series of ground stations strategically located in several global locations (not within the U.S.). The Company has a mission and operations team, located in Spain and Argentina, that monitors and operates all satellites in the constellation. The majority of the Company’s satellite operations and management sits outside the U.S. As a result of these factors, the Company does not believe it is subject to U.S. regulations issued by the NOAA or the U.S. Federal Aviation Administration (“FAA”), although the Company’s agreement with SpaceX to launch its satellites does indirectly require it to comply with certain FAA licensing requirements. If U.S. regulators disagree with the Company’s determination that it is not subject to U.S. regulation and it is determined by a U.S. regulatory authority that the Company was required to, and did not, comply with U.S. regulations relating to its business and operations, the Company may be subject to penalties or other adverse consequences which could materially and adversely affect the Company’s business, financial condition and results of operations.

If the Company is successful in becoming a U.S. governmental contractor, its business will be subject to significant U.S. regulations, and reductions or changes in U.S. government spending, including the U.S. defense budget, could reduce its revenue and adversely affect its business.

A large part of the Company’s growth strategy includes obtaining U.S. governmental agency customers, particularly in defense and intelligence, as well as U.S. commercial customers. If and when the Company contracts with the U.S. government or, in certain circumstances, retains services from U.S. service providers, the Company must comply with a variety of laws and regulations. A violation of these laws and regulations could result in the imposition of fines and penalties to the Company or its customers or the termination of the Company’s or their contracts with the U.S. government. As a result, there could be a delay in the Company’s receipt of orders from its customers, a termination of such orders, or a termination of any contracts between the Company and the U.S. government.

•

The Company’s potential future contracts with U.S. and international defense contractors or directly with the U.S. government may be on a commercial item basis, eliminating the requirement to disclose and certify cost data. To the extent that there are interpretations or changes in the Federal Acquisition Regulations (“FAR”) regarding the qualifications necessary to sell commercial items, there could be a material impact on the Company’s business and operating results. For example, there have been legislative proposals to narrow the definition of a “commercial item” (as defined in the FAR) or to require cost and pricing data on commercial items that could limit or adversely impact the Company’s ability to contract under commercial item terms. Changes could be accelerated due to changes in the Company’s mix of business, in federal regulations, or in the interpretation of federal regulations, which may subject the Company to increased oversight by the Defense Contract Audit Agency (“DCAA”) for certain of the Company’s products or services. Such changes could also trigger contract coverage under the Cost Accounting Standards (“CAS”), further impacting the Company’s commercial operating model and requiring compliance with a defined set of business systems criteria. Growth in the value of certain contracts may increase the Company’s compliance burden, requiring the Company to implement new business systems to comply with such requirements. Failure to comply with applicable CAS requirements could adversely impact the Company’s ability to win future CAS-type contracts.

•

The Company would be subject to the Defense Federal Acquisition Regulation Supplement (“DFARS”) and the Department of Defense (“DoD”) and federal cybersecurity requirements, in connection with any defense work the Company performs in the future for the U.S. government and defense prime contractors. Amendments to DoD cybersecurity requirements, such as through amendments to the FAR or DFARS, may increase the Company’s costs or delay the award of contracts if it is unable to certify that it satisfies such cybersecurity requirements.

•

The U.S. government or a defense prime contractor customer could require the Company to relinquish data rights to a product in connection with performing work on a defense contract, which could lead to a loss of valuable technology and intellectual property in order to participate in a government program.

•	The Company may enter into cost reimbursable contracts with the U.S. government or a defense prime contractor customer that could offset the Company’s cost efficiency initiatives.

•

The Company would be subject to various U.S. federal export-control statutes and regulations, which may affect its business with, among others, international defense customers. In certain cases, the export of the Company’s products and technical data to foreign persons, and the provision of technical services to foreign persons related to such products and technical data, may require licenses from the U.S. Department of Commerce or the U.S. Department of State. The time required to obtain these licenses, and the restrictions that may be contained in these licenses, may result in the Company being at a competitive disadvantage with international suppliers who are not subject to U.S. federal export control statutes and regulations. In addition, violations of these statutes and regulations can result in civil and, under certain circumstances, criminal liability as well as administrative penalties which could have a material adverse effect on the Company’s business, financial condition, and results of operations.

•

Sales to U.S. prime defense contractor customers as part of foreign military sales (“FMS”) programs combine several different types of risks and uncertainties highlighted above, including risks related to government contracts, risks related to defense contracts, timing and budgeting of foreign governments, and approval from the U.S. and foreign governments related to the programs, all of which may be impacted by macroeconomic and geopolitical factors outside of the Company’s control.

•

The Company may in the future derive a portion of its revenue from programs with governments and government agencies that are subject to security restrictions (e.g., contracts involving classified information, classified contracts, and classified programs), which preclude the dissemination of information and technology that is classified for national security purposes under applicable law and regulation. In general, access to classified information, technology, facilities, or programs requires appropriate personnel security clearances, is subject to additional contract oversight and potential liability, and may also require appropriate facility clearances and other specialized infrastructure. Therefore, certain of the Company’s employees with appropriate security clearances may require access to classified information in connection with the performance of a U.S. government contract. The Company must comply with security requirements pursuant to the National Industrial Security Program Operating Manual (“NISPOM”) administered by the Defense Counterintelligence and Security Agency (“DCSA”), and other U.S. government security protocols when accessing sensitive information. Failure to comply with the NISPOM or other security requirements may subject the Company to civil or criminal penalties, loss of access to sensitive information, loss of a U.S. government contract, or potentially debarment as a government contractor. Further, the DCSA has transitioned its review of a contractor’s security program to focus on the protection of controlled unclassified information and assets. Failure to meet DCSA’s new, broader requirements could adversely impact the ability to win new business as a government contractor.

•

The Company may need to invest additional capital to build out higher level security infrastructure at certain of its facilities to be awarded contracts related to defense programs with higher level security requirements. Failure to invest in such infrastructure may limit the Company’s ability to obtain new contracts with defense programs.

•

The Company may be required to have certain products that it purchases manufactured in the United States and other relatively high-cost manufacturing locations under the Buy American Act or other regulations, and the Company may not manufacture all products in locations that meet these requirements, which may preclude the Company’s ability to sell some products or services.

If the Company were to become a contractor to agencies and departments of the U.S. government, it would likely result in it being routinely subject to investigations and reviews relating to compliance with various laws and regulations, including those associated with organizational conflicts of interest, procurement integrity, bid integrity and claim presentation, among others. These investigations may be conducted without the Company’s knowledge. Adverse findings in these investigations or reviews can lead to criminal, civil or administrative proceedings, and the Company could face civil and criminal penalties and administrative sanctions, including termination of contracts, forfeiture of profits, suspension of payments, fines and suspension or debarment from doing business with U.S. government agencies. In addition, the Company could suffer serious harm to its reputation and competitive position if allegations of impropriety were made against it, whether or not true. If the Company’s reputation or relationship were impaired due to these investigations, or if it could not obtain contracts with the U.S. government and the U.S. government otherwise ceased doing business with it or significantly decreased the amount of business it does with it, its revenues and ability to attract new business could be adversely affected.

In addition, spending authorizations for defense-related and other programs by the U.S. government have fluctuated in the past, and future levels of expenditures and authorizations for these programs may decrease, remain constant or shift to programs in areas where the Company does not expect to provide services. Any contract the Company may enter into with the U.S. government and its agencies will generally be conditioned upon the continuing availability of Congressional appropriations. Congress usually appropriates funds on a fiscal year basis, even though contract performance may extend over many years. In recent years, there has been a pattern of delays in the finalization and approval of the U.S. government budget, which can create uncertainty over the extent of future U.S. government demand for the Company’s services.

Failure to comply with the requirements of the National Industrial Security Program could jeopardize the Company’s ability to provide its products and services to the U.S. government.

The Company’s growth strategy includes seeking U.S. governmental agency customers, particularly in defense and intelligence, though it has not acquired any U.S. governmental agency customers to date. In obtaining certain U.S. governmental agency customers, those contracts may require the Company to maintain national security clearance and mitigation elements under the National Industry Security Program. Obtaining and maintaining national security clearances involves a lengthy process. In anticipation of potential future U.S. government contracts, the Company established a U.S. subsidiary, Satellogic North America, LLC, and has commenced the process of insulating the entity from foreign ownership, control or influence (“FOCI”), including by recruiting directors and employees dedicated to that entity and any U.S. governmental agency projects to be serviced by the entity. Failure to comply with any agreement with the U.S. Department of Defense regarding any appropriate FOCI mitigation arrangement could result in invalidation or termination of applicable facility security clearances, which in turn would mean that Satellogic North America, LLC would not be able to enter into future contracts with the U.S. government requiring facility security clearances, and may result in the loss of the ability of this entity or any other future U.S. subsidiaries to complete then-existing contracts with the U.S. government.

The Company’s business with governmental entities is subject to the policies, priorities, regulations, mandates, and funding levels of such governmental entities and may be negatively impacted by any change thereto.

The Company has recently entered into contracts with governmental agencies to provide its products and services. This would subject the Company’s business to laws and regulations applicable to companies doing business with the applicable government. These government contracts customarily contain provisions that give the government substantial rights and remedies, many of which are not typically found in commercial contracts and which are unfavorable to contractors. For instance, most government agencies include provisions that allow the government to unilaterally terminate or modify contracts for convenience, and in such event, the counterparty to the contract may generally recover only its incurred or committed costs and settlement expenses and profit on work completed prior to the termination. If the government terminates a contract for default, the defaulting party may be liable for any extra costs incurred by the government in procuring undelivered items from another source.

Government contracts often also contain provisions and are subject to laws and regulations that provide government customers with additional rights and remedies not typically found in commercial contracts. These rights and remedies allow government customers, among other things, to:

•	Terminate existing contracts for convenience with short notice;

•	Reduce orders under or otherwise modify contracts;

•

For contracts subject to the Truthful Cost or Pricing Data Act, reduce the contract price or cost where it was increased because a contractor or subcontractor furnished cost or pricing data during negotiations that was not complete, accurate, and current;

•

For some contracts, (i) demand a refund, make a forward price adjustment, or terminate a contract for default if a contractor provided inaccurate or incomplete data during the contract negotiation process and (ii) reduce the contract price under triggering circumstances, including the revision of price lists or other documents upon which the contract award was predicated;

•	Cancel multi-year contracts and related orders if funds for contract performance for any subsequent year become unavailable;

•	Decline to exercise an option to renew a multi-year contract;

•

Claim rights in solutions, systems, or technology produced by us, appropriate such work-product for their continued use without continuing to contract for our services, and disclose such work-product to third parties, including other government agencies and our competitors, which could harm our competitive position;

•

Prohibit future procurement awards with a particular agency due to a finding of organizational conflicts of interest based upon prior related work performed for the agency that would give a contractor an unfair advantage over competing contractors, or the existence of conflicting roles that might bias a contractor’s judgment;

•

Subject the award of contracts to protest by competitors, which may require the contracting federal agency or department to suspend our performance pending the outcome of the protest and may also result in a requirement to resubmit offers for the contract or in the termination, reduction, or modification of the awarded contract;

•	Suspend or debar the Company from doing business with the applicable government; and

•	Control or prohibit the export of its services.

In addition, government contracts normally contain additional requirements that may increase the Company’s costs of doing business, reduce its gross margins, and expose it to liability for failure to comply with these terms and conditions. These requirements include, for example:

•	Specialized disclosure and accounting requirements unique to government contracts;

•

Financial and compliance audits that may result in potential liability for price adjustments, recoupment of government funds after such funds have been spent, civil and criminal penalties, or administrative sanctions such as suspension or debarment from doing business with the U.S. government;

•	Public disclosures of certain contract and company information;

•	Mandatory socioeconomic compliance requirements, including labor requirements, non-discrimination and affirmative action programs and environmental compliance requirements; and

•	Requirements to procure certain materials, components and parts from supply sources approved by the customer.

Government contracts are also generally subject to greater scrutiny by the government, which can initiate reviews, audits and investigations regarding the Company’s compliance with government contract requirements. New regulations or procurement requirements (including, for example regulations regarding counterfeit and corrupt parts, supply chain diligence and cybersecurity) or changes to current requirements could increase our costs and risk of non-compliance. In addition, if the Company fails to comply with government contracting laws, regulations and contract requirements, its contracts may be subject to termination, and it may be subject to financial and/or other liability under such contract and applicable law.

Further, changes in government policies, priorities, regulations, use of commercial data providers to meet U.S. government imagery needs, government agency mandates, funding levels through agency budget reductions, the imposition of budgetary constraints or a decline in government support or deferment of funding for programs in which the Company or its customers participate could result in contract terminations, delays in contract awards, reduction in contract scope, performance penalties or breaches of its contracts, the failure to exercise contract options, the cancellation of planned procurements and fewer new business opportunities, all of which could materially and adversely impact the Company’s business, financial condition and results of operations.

The Company’s business is subject to a wide variety of additional extensive and evolving government laws and regulations. Failure to comply with such laws and regulations could have a material adverse effect on the Company’s business.

The Company is subject to a wide variety of laws and regulations relating to various aspects of its business, including with respect to its space transport operations, employment and labor, health care, tax, privacy and data security, health and safety, and environmental issues. Laws and regulations at the foreign, federal, state and local levels frequently change, especially in relation to new and emerging industries, and the Company cannot reasonably predict the impact from, or the ultimate cost of compliance with, current or future regulatory or administrative changes. The Company monitors these developments and devotes a significant amount of management’s time and external resources towards compliance with these laws, regulations and guidelines, and such compliance places a significant burden on management’s time and other resources, and it may limit the Company’s ability to expand into certain jurisdictions. Moreover, changes in law, the imposition of new or additional regulations or the enactment of any new or more stringent legislation that impacts the Company’s business could require the Company to change the way it operates and could have a material adverse effect on its sales, profitability, cash flows and financial condition. Failure to comply with these laws or regulations or failure to satisfy any criteria or other requirement under such laws or regulations, such as with respect to obtaining and maintaining licenses, certificates, authorizations and permits critical for the operation of the Company’s business, may result in civil penalties or private lawsuits, or result in a delay or the denial, suspension or revocation of licenses, certificates, authorizations or permits, which would prevent the Company from operating its business.

The U.S. and foreign governments may revise existing contract rules and regulations or adopt new contract rules and regulations at any time and may also face restrictions or pressure regarding the type and amount of services it may obtain from private contractors. Changes could impair the Company’s ability to obtain new contracts or renew contracts under which it currently performs when those contracts are eligible for re-competition. Any new contracting methods could be costly or administratively difficult for the Company to implement, which could adversely affect the Company’s business, results of operations and financial condition.

Additionally, regulation of the Company’s industry is still evolving, and new or different laws or regulations could affect the Company’s operations, increase direct compliance costs for the Company or cause any third-party suppliers or contractors to raise the prices they charge the Company because of increased compliance costs. For example, the Federal Communications Commission has an open notice of proposed rulemaking relating to mitigation of orbital debris, which could affect the Company and its operations. The adoption of a multi-layered regulatory approach to any one of the laws or regulations to which the Company are or may become subject, particularly where the layers are in conflict, could require alteration of the Company’s manufacturing processes or operational parameters which may adversely impact its business. The Company may not be in compliance with all such requirements at all times and, even when it believes it is in compliance, a regulatory agency may determine that it is not.

Any changes in applicable laws could adversely affect the Company’s business and financial condition. Any material failure to comply with applicable laws could result in contract termination, price or fee reductions or suspension or debarment from contracting.

The Company is subject to the orbital slot and spectrum access requirements of the International Telecommunication Union (“ITU”) and the regulatory and licensing requirements in each of the countries in which it provides services, operates facilities, or licenses terminals, and the Company’s business is sensitive to regulatory changes internationally and in those countries.

The telecommunications industry is highly regulated, and the Company depends on access to orbital slots and spectrum resources to provide satellite services. The ITU and U.S. and other nations’ regulators allocate spectrum for satellite services, and may change these allocations, which could change or limit how the Company’s current satellites are able to be used. In addition, in connection with providing satellite capacity, ground network uplinks, downlinks and other value-added or managed services to the Company’s customers, the Company needs to maintain regulatory approvals, and from time to time obtain new regulatory approvals, from various countries. Obtaining and maintaining these approvals can involve significant time and expense. If the Company cannot obtain, or is delayed in obtaining, the required regulatory approvals, it may not be able to provide these services to its customers, operate facilities and terminals, or expand into new services. In addition, the laws and regulations to which the Company is subject could change at any time, thus making it more difficult for the Company to obtain new regulatory approvals or causing its existing approvals to be revoked or adversely modified. Because regulatory schemes vary by country, the Company may also be subject to regulations of which it is not presently aware and could be subject to sanctions by a foreign government that could materially and adversely affect its operations in that country. If the Company cannot comply with the laws and regulations that apply to it, it could lose its revenue from services provided to the countries and territories covered by these laws and regulations and be subject to criminal or civil sanctions.

Increasing regulatory focus on privacy issues and expanding laws may impact the Company’s business or expose it to increased liability.

The Company collects and processes customer data, which may include personal data. Due to the sensitivity of the information and data the Company expects to manage in the future, as well as the nature of its customer base, the security features of its information systems are critical. A variety of U.S. federal, state and foreign laws and regulations govern the collection, use, retention, sharing and security of this information. Laws and regulations relating to privacy, data protection and consumer protection are evolving and subject to potentially differing interpretations. These requirements may not be harmonized, may be interpreted and applied in a manner that is inconsistent from one jurisdiction to another or may conflict with other rules or the Company’s practices. As a result, the Company’s practices may not have complied or may not comply in the future with all such laws, regulations, requirements and obligations.

The Company expects that new industry standards, laws and regulations will continue to be proposed regarding privacy, data protection and information security in many jurisdictions, including the European e-Privacy Regulation, which is currently in draft form. The Company cannot yet determine the impact such future laws, regulations and standards may have on its business. Complying with these evolving obligations is costly. For instance, expanding definitions and interpretations of what constitutes “personal data” (or the equivalent) within the United States, the European Economic Area (the “EEA”) and elsewhere may increase the Company’s compliance costs and legal liability.

The Company is also subject to additional privacy laws and regulations, many of which, such as the European Union’s General Data Protection Regulation (“GDPR”) and national laws supplementing the GDPR, as well as legislation substantially implementing the GDPR in the United Kingdom, are significantly more stringent than those currently in effect in the United States. The GDPR requires companies to meet stringent requirements regarding the handling of personal data of individuals located in the EEA. The law also includes significant penalties for noncompliance, which may result in monetary penalties of up to the higher of €20.0 million or 4% of a group’s worldwide revenues for the preceding financial year for the most serious violations. The United Kingdom’s version of the GDPR, the UK GDPR, which it maintains along with its Data Protection Act (collectively, the “UK GDPR”), also provides for substantial penalties that, for the most serious violations, can be the greater of £17.5 million or 4% of a group’s worldwide revenues for the preceding financial year. The GDPR, UK GDPR, and other similar regulations require companies to give specific types of notice and informed consent is required for certain actions, and the GDPR and UK GDPR imposes additional conditions in order to satisfy such consent, such as bundled consents.

The GDPR, UK GDPR, and other state and global laws and regulations have increased the Company’s responsibility and potential liability in relation to personal data, and the Company has and will continue to put in place additional processes and programs to demonstrate compliance. New privacy laws and regulations are under development at the U.S. federal and state level and in many international jurisdictions. Any actual or perceived failure to comply with the U.S., GDPR, UK GDPR, or other data privacy laws or regulations, or related contractual or other obligations, or any perceived privacy rights violation, could lead to investigations, claims, and proceedings by governmental entities and private parties, damages for contract breach, and other significant costs, penalties, and other liabilities, as well as harm to the Company’s reputation and market position.

Additionally, the Company stores customer information and content and if its customers fail to comply with their contractual obligations or applicable laws, it could result in litigation or reputational harm to the Company. The GDPR, UK GDPR, and other laws, regulations, standards and self-regulatory codes may affect the Company’s ability to reach current and prospective customers, understand how the Company’s offerings and services are being used, respond to customer requests allowed under the laws, and implement its new business models effectively. These new laws and regulations would similarly affect the Company’s competitors as well as its customers. These requirements could impact demand for the Company’s offerings and services and result in more onerous contract obligations.

Satellogic is subject to anti-corruption and anti-bribery laws in various countries, including but not limited to the U.S. Foreign Corrupt Practices Act. Satellogic can be subject to criminal and civil liability and other serious consequences for violations of such laws, which can harm its business.

Satellogic is subject to applicable anti-corruption and anti-bribery laws, including but not limited to the U.S. Foreign Corrupt Practices Act of 1977, as amended (“FCPA”), and other anti-corruption, anti-bribery, and related laws in countries in which Satellogic will conduct its activities. Satellogic can, in certain circumstances, be held liable for violations of such laws committed by its employees, agents, contractors and others acting on its behalf, even if Satellogic does not explicitly authorize or have actual knowledge of such activities. Satellogic can also, in certain circumstances, be held liable for prior violations of such laws committed by Satellogic. Any violations of these laws and regulations may result in substantial civil, criminal and administrative fines and penalties, remedial measures and legal expenses, and other collateral consequences, all of which could adversely affect Satellogic’s business, results of operations, financial condition and reputation.

Although Satellogic maintains anti-corruption policies and procedures designed to address the risk of bribery, corruption and related misconduct, certain of its activities and operations present risk from an anti-corruption perspective. Satellogic has an extensive current or projected geographic scope of operations and is active or pursuing business in countries that can present heightened anti-corruption compliance risks. Satellogic’s target customer base also includes governments and government instrumentalities. Contracting with such entities can increase a company’s compliance risk exposure since, among other things, the representatives of such entities are typically considered to be “foreign officials” under the FCPA and may be similarly characterized under other relevant anti-corruption laws. Satellogic also works with third parties, including business development agents, distributors and resellers, in certain countries, including to interact with public officials on Satellogic’s behalf. As Satellogic’s operations and sales activities continue to expand, Satellogic’s policies and procedures will similarly have to expand to adequately address the risks presented by its activities. Satellogic may fail to adequately expand its policies and procedures to address these increased risks.

Risks Relating to the Company’s Intellectual Property, Data Privacy and Information Security

The Company may be unable to protect its intellectual property rights. Disclosure of trade secrets could cause harm to the Company’s business.

To protect the Company’s proprietary rights, it relies on a combination of patents, trademarks and trade secret laws, and confidentiality agreements and license agreements with consultants, vendors and customers. The Company’s efforts to protect its intellectual property and proprietary rights may not be sufficient. Although the Company applies rigorous standards, documents and processes to protect its intellectual property, there is no absolute assurance that the steps taken to protect its technology will prevent misappropriation or infringement. The Company’s ability to enforce and protect its intellectual property rights may be limited in certain jurisdictions, which could make it easier for competitors to capture market position in such countries by utilizing technologies that are similar to those developed or licensed by the Company. Competitors also may harm the Company’s sales by designing products that mirror the capabilities of its products or technology without infringing on its intellectual property rights. If the Company does not obtain sufficient protection for its intellectual property, or if it is unable to effectively enforce its intellectual property rights, the Company’s competitiveness could be impaired, which would limit its growth and future revenue.

The Company attempts to protect its trade secrets and other proprietary information by entering into confidentiality, licensing and invention assignment agreements or other contracts with similar provisions with third parties and its employees and consultants. However, these agreements can be breached and, if they are, there may not be an adequate remedy available to the Company. In addition, others may independently discover, or reverse engineer the Company’s trade secrets and proprietary information, and in such cases the Company could not assert any trade secret or proprietary rights against such party. Litigation may be necessary to enforce or protect the Company’s intellectual property rights, its trade secrets or determine the validity and scope of the proprietary rights of others. Litigating a claim that a party illegally or unlawfully obtained and uses the Company’s trade secrets without authorization is difficult, expensive and time consuming, and the outcome is unpredictable. If the Company is unable to protect its intellectual property, its competitors could market services or products similar to the Company’s services and products, which could reduce demand for its offerings. Any litigation to enforce the Company’s intellectual property rights, protect its trade secrets or determine the validity and scope of the proprietary rights of others could result in substantial costs and diversion of resources, with no assurance of success.

The Company also tries to protect its intellectual property by filing patent applications related to its technology, inventions and improvements which are important to the development of its business. The steps the Company takes to protect its intellectual property may be inadequate. The Company currently has 19 issued patents, 2 utility models and 46 patents pending in 10 jurisdictions. The Company’s pending patent applications may not result in patents being issued, which may have a material adverse effect on its ability to prevent others from commercially exploiting products similar to those of the Company. The Company cannot be certain that it is the first inventor of the subject matter to which it has filed a particular patent application, or if it is the first party to file such a patent application. If another party has filed a patent application concerning the same subject matter as the Company has, the Company may not be entitled to the protection sought by the patent application. The Company also cannot be certain whether the claims included in a patent application will ultimately be allowed in the applicable issued patent. As a result, the Company cannot be certain that the patent applications that it files will be granted. Further, the scope of protection of issued patent claims is often difficult to determine.

Patents, if issued, may be challenged, invalidated or circumvented. If the Company’s patents are invalidated or found to be unenforceable, the Company will lose the ability to exclude others from making, using or selling the inventions claimed. Moreover, an issued patent does not guarantee the Company the right to use the patented technology or commercialize a product using that technology. Third parties may have blocking patents that could be used to prevent the Company from developing its product. Thus, patents that the Company may own in the future may not allow it to exploit the rights conferred by its intellectual property protection. Even if issued, they may not be issued with claims sufficiently broad to protect the Company’s technologies or may not provide the Company with a competitive advantage against competitors with similar technologies. Despite the Company’s precautions, it may be possible for unauthorized third parties to copy the Company’s technology and use information that the Company regards as proprietary to create technology that competes with the Company’s. Further, the laws of certain countries may not adequately protect proprietary rights, and mechanisms for enforcement of intellectual property rights in such countries may be inadequate. The Company’s competitors may also design around the Company’s issued patents, which may adversely affect the Company’s business, prospects, financial condition and operating results.

The Company’s technology may violate the proprietary rights of third parties and its intellectual property may be misappropriated or infringed upon by third parties, each of which could have a negative impact on its operations.

If any of the Company’s technology violates the proprietary rights of any third party, including copyrights and patents, such third party may assert infringement claims against the Company. Certain software and other intellectual property used by the Company or in its satellites, systems and products make use of or incorporate licensed software components or other licensed technology. Any claims brought against the Company may result in limitations on its ability to use the intellectual property subject to these claims. The Company may be required to redesign its satellites, systems or products or to obtain licenses from third parties to continue offering its satellites, systems or products without substantially re-engineering such systems or products.

The Company’s intellectual property rights may be invalidated, circumvented, challenged, infringed or required to be licensed to others. An infringement or misappropriation could harm any competitive advantage the Company currently derives or may derive from its proprietary rights.

Data breaches or incidents involving the Company’s technology or products could damage its business, reputation and brand and substantially harm its business and results of operations.

If the Company’s data and network infrastructure were to fail, or if the Company were to suffer an interruption or degradation of services in its data center, third-party cloud, and other infrastructure environments, it could lose important manufacturing and technical data, which could harm its business. The Company’s facilities, as well as the facilities of third parties that maintain or have access to the Company’s data or network infrastructure, are vulnerable to damage or interruption from earthquakes, hurricanes, floods, fires, cybersecurity attacks, terrorist attacks, power losses, telecommunications failures and similar events. In the event that the Company’s or any third-party provider’s systems or service abilities are hindered by any of the events discussed above, the Company’s ability to operate may be impaired and its business could be adversely affected. A decision to close facilities without adequate notice, or other unanticipated problems, could adversely impact the Company’s operations. Any of the aforementioned risks may be augmented if the Company’s or any third-party provider’s business continuity and disaster recovery plans prove to be inadequate. The Company’s data center, third-party cloud, and managed service provider infrastructure also could be subject to break-ins, cyber attacks, sabotage, intentional acts of vandalism and other misconduct, from a spectrum of actors ranging in sophistication from threats common to most industries to more advanced and persistent, highly organized adversaries. Any security breach, including personal data breaches, or incident, including cybersecurity incidents, that the Company experiences could result in unauthorized access to, misuse of or unauthorized acquisition of its internal sensitive corporate data, such as financial data, intellectual property, or data related to contracts with commercial or government customers or partners. Such unauthorized access, misuse, acquisition, or modification of sensitive data may result in data loss, corruption or alteration, interruptions in the Company’s operations or damage to the Company’s computer hardware or systems or those of its employees and customers. Moreover, negative publicity arising from these types of disruptions could damage the Company’s reputation.

The Company has implemented multiple layers of security measures designed to protect the confidentiality, integrity, availability and privacy of this data and the systems and devices that store and transmit such data. The Company utilizes current security technologies, and its defenses are monitored and routinely tested internally. Despite these efforts, threats from malicious persons and groups, new vulnerabilities and advanced new attacks against information systems create risk of cybersecurity incidents. These incidents can include, but are not limited to, gaining unauthorized access to digital systems for purposes of misappropriating assets or sensitive information, corrupting data, or causing operational disruption. Because the techniques used to obtain unauthorized access, disable or degrade service, or sabotage systems change frequently and may not immediately produce signs of intrusion, the Company may be unable to anticipate these incidents or techniques, timely discover them, or implement adequate preventative measures.

Over the past several years, cyber attacks have become more prevalent and much harder to detect and defend against. The Company’s network and storage applications may be vulnerable to cyber attack, malicious intrusion, malfeasance, loss of data privacy or other significant disruption and may be subject to unauthorized access by hackers, employees, consultants or other service providers. In addition, hardware, software or applications the Company develops or procures from third parties may contain defects in design or manufacture or other problems that could unexpectedly compromise information security. Unauthorized parties may also attempt to gain access to the Company’s systems or facilities through fraud, trickery or other forms of deceiving the Company’s employees, contractors and temporary staff. As cyber threats continue to evolve, the Company may be required to expend significant additional resources to continue to modify or enhance its protective measures or to investigate and remediate any cybersecurity vulnerabilities. The Company expects to maintain cyber liability insurance policies covering certain security and privacy damages. However, it does not currently have a policy and even if a policy is purchased, the Company cannot be certain that its coverage will be adequate for liabilities actually incurred or that insurance will continue to be available to it on economically reasonable terms, or at all.

The conflict in Ukraine and associated activities in Ukraine and Russia may increase the risk of cyber attacks on various types of infrastructure and operations. We believe those risks may be particularly heightened for us and other providers of geospatial intelligence and that we face heightened risk of cyber attacks on our infrastructure, systems and operations in connection with the conflict in Ukraine. The risk of cyber attack on the Company may be higher than that on our competitors due to our commitment to providing satellite imagery only to those organizations that will use our imagery for peaceful purposes as stated in our Terms of Use and as we have publicly stated.

Significant unavailability of the Company’s services due to attacks could cause users to cease using the Company’s services and materially adversely affect the Company’s business, prospects, financial condition and results of operations. The Company uses software which it has developed, which the Company seeks to continually update and improve. Replacing such systems is often time-consuming and expensive and can also be intrusive to daily business operations. Further, the Company may not always be successful in executing these upgrades and improvements, which may occasionally result in a failure of its systems. The Company may experience periodic system interruptions from time to time. Any slowdown or failure of the Company’s underlying technology infrastructure could harm its business, reputation and ability to execute on its business plan, which could materially adversely affect its results of operations. The Company’s disaster recovery plan or those of its third-party providers may be inadequate.

The Company’s technologies contain “open source” software, and any failure to comply with the terms of one or more of these open source licenses could negatively affect its business.

The Company utilizes open-source software licensed from third parties on a limited basis. The Company primarily uses this software in limited cases such as in connection with satellite testing. Some of these licenses contain requirements that the Company make available source code for modifications or derivative works it creates based upon the open source software, and that it license these modifications or derivative works under the terms of a particular open source license or other license granting third-parties certain rights of further use. In addition to risks related to license requirements, use of open source software can lead to greater risks than use of third-party commercial software, as open source licensors generally do not provide updates, warranties, support, indemnities, assurances of title, or controls on origin of the software. Likewise, some open source projects have known security and other vulnerabilities and architectural instabilities, or are otherwise subject to security attacks due to their wide availability, and are provided on an “as-is” basis. If the Company were found to have inappropriately used open source software, it may be required to take other remedial action that may divert resources away from its development efforts, any of which could adversely affect its business, financial condition, results of operations and growth prospects. In addition, if the open source software the Company uses is no longer maintained by the relevant developer or open source community, then it may be more difficult to make the necessary revisions to the Company’s software, including modifications to address security vulnerabilities, which could impact the Company’s ability to mitigate cybersecurity risks or fulfill its contractual obligations to its customers. The Company may also face claims from others seeking to enforce the terms of an open source license, including by demanding release under certain open source licenses of the open source software, derivative works or the Company’s proprietary source code that was developed using such software. Such claims, with or without merit, could result in litigation, could be time-consuming and expensive to settle or litigate, could divert the Company’s management’s attention and other resources, could require the Company to lease some of the Company’s proprietary code, or could require the Company to devote additional research and development resources to change its technologies, any of which could adversely affect its business.

General Business Risks

The global COVID-19 outbreak has affected the Company’s business and operations.

In light of the uncertain and rapidly evolving situation relating to the spread of COVID-19, the Company has taken precautionary measures intended to minimize the risk of the virus to its employees, customers, and the communities in which it operates, which may negatively impact its business.

COVID-19 has had a negative impact on certain of the Company’s operations, supply chain, vendors, transportation networks and customers. The COVID-19 outbreak is a widespread public health crisis that is adversely affecting the economies and financial markets globally. The progression of this pandemic could negatively impact the Company’s business or results of operations through the temporary or extended closure of its operating locations or those of its suppliers. In addition, there may be changes in the Company’s potential customers’ priorities and practices, as they confront competing budget priorities and limited resources. These changes may impact current and future programs, customer priorities, government payments, and other practices, procurements, and funding decisions.

To the extent COVID-19 adversely affects the Company’s business operations, liquidity and financial results, it may also have the effect of heightening many of the other risks described in this “Risk Factors” section.

The Company relies on the significant experience and specialized expertise of its senior management, engineering, sales and operational staff and must retain and attract qualified and highly skilled personnel in order to grow its business successfully. If the Company is unable to build, expand, and deploy additional members its management, engineering, sales and operational staff in a timely manner, or at all, or to hire, retain, train, and motivate such personnel, its growth and long-term success could be adversely impacted.

The Company’s performance is substantially dependent on the continued services and performance of its senior management and its highly qualified team of engineers and data scientists, many of whom have numerous years of experience and specialized expertise in its business. Competition for hiring these employees is intense, especially regarding engineers and data scientists with specialized skills required for the Company’s business, and it may be unable to hire and retain enough engineers and data scientists to implement its growth strategy. If the Company is not successful in hiring and retaining highly qualified engineers, data scientists and other skilled personnel, it may not be able to extend or maintain its engineering and data science expertise, and its future product development efforts could be adversely affected.

The Company’s future success also depends on the successful execution of its strategy to increase sales to customers, identify and engage new customers, and enter U.S. and new non-U.S. markets, which will depend on, among other things, its ability to build and expand its sales organization and operations. Identifying, recruiting, training, and managing sales personnel requires significant time, expense, and attention, including from the Company’s senior management and other key personnel, which could adversely impact its business, financial condition, and results of operations.

The Company may become involved in litigation that may materially adversely affect it.

From time to time, the Company may become involved in various legal proceedings relating to matters incidental to the ordinary course of its business, including intellectual property, commercial, employment, class action, whistleblower and other litigation and claims, and governmental and other regulatory investigations and proceedings. Such matters can be time-consuming, divert management’s attention and resources, cause the Company to incur significant expenses or liability or require it to change its business practices. Because of the potential risks, expenses and uncertainties of litigation, the Company may, from time to time, settle disputes, even where it believes that it has meritorious claims or defenses. Because litigation is inherently unpredictable, the Company cannot give any assurance that the results of any of these actions will not have a material adverse effect on its business.

Changes in accounting standards or inaccurate estimates or assumptions in the application of accounting policies could adversely affect the Company’s financial condition and results of operations.

The Company’s accounting policies and methods are fundamental to how it records and reports its financial condition and results of operations. Future changes in accounting standards, pronouncements or interpretations could require the Company to change its policies and procedures. The materiality of such changes is difficult to predict, and such changes could materially impact how the Company records and reports its financial condition and results of operations. In addition, some accounting policies require the use of estimates and assumptions that may affect the reported value of the Company’s assets or liabilities and results of operations and are critical because they require management to make difficult, subjective and complex judgments about matters that are inherently uncertain. If those estimates, assumptions or judgments were incorrectly made, we could be required to correct and restate prior period financial statements, and there can be no assurances that we will make the correct judgments in the future, should any new standards be issued. Accounting standard-setters and those who interpret the accounting standards may also amend or even reverse their previous interpretations or positions on how various standards should be applied. Any of these changes are difficult to predict and can materially impact how the Company records and reports its financial condition and results of operations, which could have a significant impact on its future financial statements.

Risk Related to being a Public Company

The Company has incurred and will continue to incur significant expenses and administrative burdens as a public company, which could have an adverse effect on its business, financial condition, and results of operations.

The Company faces a significant increase in insurance, legal, accounting, administrative and other costs and expenses as a public company that the Company did not incur as a private company. The Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), including the requirements of Section 404, as well as rules and regulations subsequently implemented by the SEC, the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (the “Dodd-Frank Act”) and the rules and regulations promulgated and to be promulgated thereunder, the Public Company Accounting Oversight Board, the SEC and the securities exchanges, impose additional reporting and other obligations on public companies. Compliance with public company requirements increases costs and make certain activities more time-consuming. A number of those requirements will require the Company to carry out activities the Company has not done previously. For example, the Company has created an audit and finance committee, and adopted new internal controls and disclosure controls and procedures. In addition, additional expenses associated with SEC reporting requirements have been incurred. Furthermore, if any issues in complying with those requirements are identified (for example, if the auditors identify a material weakness or significant deficiency in the internal control over financial reporting), the Company could incur additional costs rectifying those issues, and the existence of those issues could adversely affect the Company’s reputation or investor perceptions of it. Being a public company could make it more difficult or costly for the Company to obtain certain types of insurance, including director and officer liability insurance, and the Company may be forced to accept reduced policy limits and coverage with increased self-retention risk or incur substantially higher costs to obtain the same or similar coverage. Being a public company could also make it more difficult and expensive for the Company to attract and retain qualified persons to serve on the Board, Board committees or as executive officers. Furthermore, if the Company is unable to satisfy its obligations as a public company, it could be subject to delisting of its Class A Ordinary Shares, fines, sanctions and other regulatory action and potentially civil litigation.

The additional reporting and other obligations imposed by various rules and regulations applicable to public companies will increase legal and financial compliance costs and the costs of related legal, accounting and administrative activities. These increased costs will require the Company to divert a significant amount of money that could otherwise be used to expand the business and achieve strategic objectives. Advocacy efforts by shareholders and third parties may also prompt additional changes in governance and reporting requirements, which could further increase costs.

The historical financial results of the Company may not be indicative of what the Company’s actual financial position or results of operations would have been if it were a public company.

The historical financial results of the Company included in this Report do not reflect the financial condition, results of operations or cash flows it would have achieved as a public company during the periods presented or those that the Company will achieve in the future. The Company’s financial condition and future results of operations could be materially different from amounts reflected in the Company’s historical financial statements included elsewhere in this Report, so it may be difficult for investors to compare the Company’s future results to historical results or to evaluate its relative performance or trends in its business.

As a privately held company, the Company was not required to comply with many corporate governance and financial reporting practices and policies required of a publicly traded company. As a result of the Business Combination, the Company is a public company with significant operations, and as such (and particularly after it is no longer an “emerging growth company” or “foreign private issuer”), faces increased legal, accounting, administrative and other costs and expenses as a public company that the Company did not incur as a private company. The Sarbanes-Oxley Act, including the requirements of Section 404, as well as rules and regulations implemented by the Public Company Accounting Oversight Board, the SEC and the securities exchanges, impose additional reporting and other obligations on public companies. Compliance with public company requirements will increase costs and make certain activities more time-consuming. A number of those requirements require it to carry out activities the Company has not done previously. In addition, expenses associated with SEC reporting requirements will be incurred. If any issues in complying with those requirements are identified (for example, if the auditors identify a significant deficiency or additional material weaknesses in the internal control over financial reporting), the Company could incur additional costs to rectify those issues, and the existence of those issues could adversely affect its reputation or investor perceptions. In addition, the Company has purchased director and officer liability insurance, which has substantial additional premiums. Advocacy efforts by stockholders and third parties may also prompt additional changes in governance and reporting requirements, which could further increase costs. The additional reporting and other obligations associated with being a public company will increase legal and financial compliance costs and the costs of related legal, accounting and administrative activities.

The ability of the Company’s management to operate the business successfully is largely dependent upon the efforts of certain key personnel of the Company. The loss of such key personnel could negatively impact the operations and financial results of the combined business.

Our future performance depends, in significant part, upon the continued service of our senior management team and other key employees. We cannot be certain that we can retain these employees. The loss of services of one or more of these or other key personnel could have a material adverse effect on our business, operating results, and financial condition if we unable to secure replacement personnel internally or through our recruitment programs and initiatives that have sufficient experience in our industry or in the management of our business. If we fail to develop, compensate, and retain a core group of senior management and other key employees and address issues of succession planning, it could hinder our ability to execute on our business strategies.

Hannover Holdings S.A. has provided notice that it may assert claims in connection with the Business Combination.

Hannover Holdings S.A. (“Hannover”) holds Class A Ordinary Shares which amount to approximately 8.3% of the issued and outstanding Ordinary Shares as of April 6, 2022. Hannover sought appraisal, entitling it to be paid the “fair value” for its shares in cash, with respect to all of its holdings in Nettar in connection with the Initial Merger which formed part of the Business Combination and may bring other claims arising from the Business Combination. Although Hannover asserted that it is entitled to dissenters rights on any Ordinary Shares issuable upon conversion of its Convertible Notes (“Conversion Shares”), at a hearing held on November 8, 2021, a BVI court ruled that Hannover is not entitled to dissenters rights with respect to the shares issuable upon conversion of its Convertible Notes upon the Closing. The order reflecting the court’s ruling was issued on January 21, 2022, and the statutory time for appeal of such order in the BVI has passed without Hannover exercising its right to appeal. On April 6, 2022, a statutory appraisal process conducted pursuant to the laws of the BVI, to determine the “fair value” with respect to a total of 51,700 ordinary shares, 134,735 Series A preference shares, and 15,082 Series B-1 preference shares, in each case of Nettar held by Hannover prior to the consummation of the Business Combination (the “Appraisal Process”), resulted in a determination that the fair value of such shares, as of the relevant date of November 14, 2021 (which date preceded the consummation of the Business Combination), was $5.9 million. Hannover was paid such $5.9 million for the shares which were the subject of the Appraisal Process.

Any litigation brought by Hannover in connection with the Business Combination or the Conversion Shares could have a material adverse effect on the Company, including its liquidity.

Risks Related to Satellogic

The dual class structure of the Ordinary Shares has the effect of concentrating voting control with certain shareholders of the Company and limiting its other shareholders’ ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of Class A Ordinary Shares may view as beneficial.

Class B Ordinary Shares will have a number of votes per share to equal the number of votes controlled by the Liberty Investor, while Class A Ordinary Shares will have one (1) vote per share. Satellogic’s founder and Chief Executive Officer, Emiliano Kargieman owns 13,662,658 of our Class B Ordinary Shares, granting him 100% of the voting power of the Class B Ordinary Shares and 22.1% of the voting power of Satellogic’s Ordinary Shares. This concentrated control may have the effect of delaying, preventing or deterring a change in control of Satellogic, could deprive its shareholders of an opportunity to receive a premium for their capital stock as part of a sale of Satellogic, and might ultimately affect the market price of Class A Ordinary Shares.

We cannot predict whether Satellogic’s dual class structure will result in a lower or more volatile market price of Class A Ordinary Shares or in adverse publicity or other adverse consequences. For example, certain index providers have announced restrictions on including companies with multiple-class share structures in certain of their indexes. S&P Dow Jones and FTSE Russell have announced changes to their eligibility criteria for inclusion of shares of public companies on certain indices, including the S&P 500, pursuant to which companies with multiple classes of shares of common stock are excluded. In addition, several stockholder advisory firms have announced their opposition to the use of multiple class structures. As a result, Satellogic’s dual class structure may cause stockholder advisory firms to publish negative commentary about Satellogic’s corporate governance practices or otherwise seek to cause Satellogic to change its capital structure. Any such exclusion from indices or any actions or publications by stockholder advisory firms critical of Satellogic’s corporate governance practices or capital structure could adversely affect the value and trading market of Class A Ordinary Shares.

Satellogic does not expect to declare any dividends in the foreseeable future.

The Company does not anticipate declaring any cash dividends to holders of Ordinary Shares in the foreseeable future. Consequently, investors may need to rely on sales of their shares after price appreciation, which may never occur, as the only way to realize any future gains on their investment.

If securities or industry analysts do not publish or cease publishing research or reports about the Company, our business, or our market, or if they change their recommendations regarding the Company’s securities adversely, the price and trading volume of Satellogic’s securities could decline.

The trading market for Satellogic’s securities may be influenced by the research and reports that industry or securities analysts may publish about Satellogic, our business, market or competitors. Securities and industry analysts do not currently, and may never, publish research on Satellogic. If no securities or industry analysts commence coverage of Satellogic, Satellogic’s share price and trading volume would likely be negatively impacted. If any of the analysts who may cover Satellogic change their recommendation regarding Ordinary Shares adversely, or provide more favorable relative recommendations about Satellogic’s competitors, the price of Ordinary Shares would likely decline. If any analyst who may cover Satellogic were to cease coverage of Satellogic or fail to regularly publish reports on it, Satellogic could lose visibility in the financial markets, which in turn could cause its share price or trading volume to decline.

Certain holders of our Ordinary Shares may be issued additional Ordinary Shares in the event they forfeit shares and the trading price of the Ordinary Shares then meets certain earn-out thresholds. Such issuance would dilute existing holders.

Certain of our shareholders will forfeit for cancellation Ordinary Shares in the event the Adjustment Period VWAP is less than $10.00 (up to a maximum of 2,501,777 Ordinary Shares if the Adjustment Period VWAP is less than $8.00), and an equal number of Ordinary Shares will be issued to certain other of our shareholders. Additionally, up to a maximum of 347,005 Additional Shares may be issued if the Adjustment Period VWAP is less than $8.00 per share which would have a dilutive effect on our capitalization. However, in the event that a forfeiture event has occurred and, at any time during the five year period following the Closing Date, the closing price of Class A Ordinary Shares is at or above $15.00 for ten (10) Trading Days (which need not be consecutive) over a twenty (20) Trading Day period, certain of our shareholders will then receive a number of newly issued Ordinary Shares equal to the number of shares that they had previously forfeited. Based on the 30-day volume weighted average price of our Class A Ordinary Shares of $8.75 on April 25, 2022, 1,627,870 Additional Shares would be issued to certain of our shareholders.

Substantial future sales of shares of our Class A Ordinary Shares could cause the market price of our Class A Ordinary Shares to decline.

We agreed, at our expense, to prepare and file a registration statement with the SEC for certain holders of the Company’s securities (the “Selling Securityholders”) registering the resale of (a) up to 94,739,154 Class A Ordinary Shares of the Company, which include (i) up to 7,533,463 Class A Ordinary Shares beneficially held by a limited number of qualified institutional buyers and institutional and individual accredited investors which were purchased by such investors upon the closing of the Business Combination in a private placement at an effective price of $8.00 per share (assuming the maximum number of Additional Shares, as described herein, are issued), (ii) up to 1,500,000 Class A Ordinary Shares issued to the Sponsor pursuant to the Forward Purchase Contract at an effective price of $8.00 per share (assuming the maximum number of Additional Shares, as described herein, are issued), (iii) up to 535,085 Class A Ordinary Shares issuable to certain former holders of Nettar Series X Preferred Shares at an effective price of $8.00 per share (assuming the maximum number of Additional Shares, as described herein, are issued), (iv) 6,250,000 Class A Ordinary Shares issued to the Sponsor and the former independent directors of CF V in exchange for the Sponsor’s and such directors’ CF V Class B Common Stock acquired in connection with the formation of CF V at a price of $0.003 per share, (v) 600,000 Class A Ordinary Shares issued to the Sponsor in exchange for the Sponsor’s Class A Common Stock acquired in connection with the CF V Private Placement at a price of $10.00 per share, (vi) up to 2,208,229 Class A Ordinary Shares issued to an affiliate of the Sponsor in lieu of advisory and other fees owed to them at an effective price of $8.00 per share (assuming the maximum number of Additional Shares, as described herein are issued), (vii) up to 985,026 Class A Ordinary Shares issued to an affiliate of Sponsor in satisfaction of debt owed to them at an effective price of $8.00 per share (assuming the maximum number of Additional Shares, as described herein, are issued), (viii) the Liberty Shares (comprising 20,000,000 Class A Ordinary Shares) issued pursuant to the Liberty Subscription Agreement at a price of $7.50 per share, (ix) 13,662,658 Class A Ordinary Shares issuable upon conversion of our Class B Ordinary Shares for no additional consideration, (x) 533,333 Class A Ordinary Shares issuable upon exercise of the $8.63 Warrants, (xi) 7,500,000 Class A Ordinary Shares issuable upon exercise of the $10.00 Liberty Warrants, (xii) 15,000,000 Class A Ordinary Shares issuable upon exercise of the $15.00 Liberty Warrants, (xiii) 2,500,000 Class A Ordinary Shares issuable upon exercise of the PIPE Warrants and (xiv) 15,931,360 Class A Ordinary Shares issuable upon exercise of the Columbia Warrants and (b) 41,464,693 Warrants to purchase Class A Ordinary Shares which include (i) 533,333 $8.63 Warrants, (ii) 7,500,000 $10.00 Liberty Warrants, (iii) 15,000,000 $15.00 Liberty Warrants, (iv) 2,500,000 PIPE Warrants and (v) 15,931,360 Columbia Warrants (the “Resale Registration Statement”). The shares registered pursuant to the Resale Registration Statement represent 71.7% of our total Ordinary Shares outstanding, including those issuable upon exercise of the various warrants. After it is effective and until such time that it is no longer effective, the Resale Registration Statement will permit the resale of these shares. The resale, or expected or potential resale, of a substantial number of our Class A Ordinary Shares in the public market could adversely affect the market price for our Class A Ordinary Shares and make it more difficult for a shareholder to sell its Class A Ordinary Shares at times and prices that it feels are appropriate. Furthermore, we expect that, because there will be a large a number of shares registered pursuant to the Resale Registration Statement, Selling Securityholders will continue to offer the securities covered by the Resale Registration Statement for a significant period of time, the precise duration of which cannot be predicted. Accordingly, the adverse market and price pressures resulting from an offering pursuant to the Resale Registration Statement may continue for an extended period of time.

Further, the Selling Securityholders acquired their Class A Ordinary Shares on or subsequent to the closing of the Business Combination at prices ranging from no consideration to $8.00 (assuming the maximum number of Additional Shares are issued). Therefore, they may realize a positive rate of return on their investment even if the Class A Ordinary Shares are trading below $10.00 per share. If the Selling Securityholders decided to sell their shares to realize this return, it could have a material adverse effect on the price of our Class A Ordinary Shares.

Additionally, certain Selling Securityholders who are subject to lock-up restrictions may choose to sell their shares in accordance with the restrictions. Such sales could have a material adverse effect on the price of our Class A Ordinary Shares.

The Selling Securityholders can earn a positive rate of return on their investment, even if other shareholders experience a negative rate of return in the post- business-combination company.

The Selling Securityholders acquired their Class A Ordinary Shares on or subsequent to the closing of the Business Combination at prices ranging from $7.50 to $8.00 (assuming the maximum number of Additional Shares are issued). The public offering price in the SPAC IPO was $10.00 per unit, which consisted of one share and one-third of one warrant. Consequently, the Selling Security holders may realize a positive rate of return on the sale of their Class A Ordinary Shares even if the market price per Class A Ordinary Share is below $10.00 per share, in which case the public shareholders may experience a negative rate of return on their investment. In addition, because the current market price of the Class A Ordinary Shares is higher than the price certain Selling Securityholders paid for their Class A Ordinary Shares or the exercise price of certain Warrants, there is more likelihood that Selling Securityholders holding Class A Ordinary Shares or in-the-money Warrants that are not subject to lock-up restrictions, which represent 16.3% of the outstanding Class A Ordinary Shares, will sell their Class A Ordinary Shares as soon as the registration statement is declared effective. In addition, the holders of the Columbia Warrants are subject to lock-up restrictions which expire on July 24, 2022. The exercise price of the $8.63 Warrants is $8.63 and the exercise price of the Columbia Warrants is $2.51635975 per share each of which is below the current trading price of our Class A Ordinary Shares, which as of April 4, 2022 was $9.25 per share. Consequently, it is possible that when the lock-up restrictions expire, the holders of $8.63 Warrants and the Columbia Warrants holders will exercise their warrants and earn a positive rate of return while the public stockholders do not.

There can be no assurance that the Class A Ordinary Shares or the Warrants will remain listed on Nasdaq, or that Satellogic will be able to comply with the continued listing standards of Nasdaq.

If Nasdaq chooses to delist Satellogic for failure to meet the listing standards, Satellogic and its shareholders could face significant material adverse consequences, including:

•	a limited availability of market quotations for its securities;

•	reduced liquidity for its securities;

•

a determination that Class A Ordinary Shares are a “penny stock” which will require brokers trading in the Class A Ordinary Shares to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for its securities;

•	a limited amount of news and analyst coverage; and

•	a decreased ability to issue additional securities or obtain additional financing in the future.

The National Securities Markets Improvement Act of 1996, a U.S. federal statute, prevents or preempts U.S. states from regulating the sale of certain securities, which are referred to as “covered securities.” The Class A Ordinary Shares and Warrants are listed on Nasdaq and are therefore covered securities. Although the states are preempted from regulating the sale of Satellogic’s securities, the federal statute does allow the states to investigate companies if there is a suspicion of fraud, and, if there is a finding of fraudulent activity, then the states can regulate or bar the sale of covered securities in a particular case. While Satellogic is not aware of a state, other than the State of Idaho, having used these powers to prohibit or restrict the sale of securities issued by blank check companies, certain state securities regulators view blank check companies unfavorably and might use these powers, or threaten to use these powers, to hinder the sale of securities of blank check companies in their states. Further, if Satellogic was not listed on Nasdaq, its securities would not be covered securities and it would be subject to regulation in each state in which it offers its securities.

A market for Satellogic’s securities may not continue, which would adversely affect the liquidity and price of Satellogic’s securities.

The price of Satellogic’s securities may fluctuate significantly due to the market’s reaction to the Business Combination and general market and economic conditions. An active trading market for Satellogic’s securities may never develop or, if developed, it may not be sustained. In addition, the price of Satellogic’s securities can vary due to general economic conditions and forecasts, Satellogic’s general business condition and the release of Satellogic’s financial reports. Additionally, if its securities are not listed on, or become delisted from, Nasdaq for any reason, and are quoted on the OTC Bulletin Board, an inter-dealer automated quotation system for equity securities that is not a national securities exchange, the liquidity and price of its securities may be more limited than if it were quoted or listed on Nasdaq or another national securities exchange. Shareholders may be unable to sell their securities unless a market can be established or sustained.

Risks for any holders of the Public Warrants.

Satellogic may redeem the Public Warrants prior to their exercise at a time that is disadvantageous to a holder thereof, thereby significantly impairing the value of such warrants. Satellogic will have the ability to redeem outstanding Public Warrants at any time after they become exercisable and prior to their expiration, at a price of $0.01 per warrant, provided that the closing price of the Class A Ordinary Shares equals or exceeds $13.50 per share (as adjusted for share sub-divisions, share capitalizations, reorganizations, recapitalizations and the like) for any 20 Trading Days within a 30 Trading Day period ending on the third Trading Day prior to the date on which a notice of redemption is sent to the warrant holders. Satellogic will not redeem the warrants as described above unless a registration statement under the Securities Act covering the Class A Ordinary Shares issuable upon exercise of such warrants is effective and a current registration statement relating to those Class A Ordinary Shares is available throughout the 30-day redemption period. If and when the Public Warrants become redeemable by Satellogic, if Satellogic has elected to require the exercise of Public Warrants on a cashless basis, Satellogic will not redeem the warrants as described above if the issuance of Class A Ordinary Shares upon exercise of Public Warrants is not exempt from registration or qualification under applicable state securities laws or Satellogic is unable to effect such registration or qualification. Redemption of the outstanding Public Warrants could force a holder (i) to exercise its Public Warrants and pay the exercise price therefor at a time when it may be disadvantageous for such holder to do so, (ii) to sell its Public Warrants at the then-current market price when the holder might otherwise wish to hold its Public Warrants, or (iii) to accept the nominal redemption price which, at the time the outstanding Public Warrants are called for redemption, is likely to be substantially less than the market value of the Public Warrants. The closing price for the Class A Ordinary Shares as of April 4, 2022 was $9.25 and has never exceeded the $13.50 threshold that would trigger the right to redeem the Public Warrants.

The market price of the Company’s securities may decline.

Fluctuations in the price of the Company’s securities could contribute to the loss of all or part of a shareholder’s investment. Currently, the public market for the Company’s securities is nascent. As an active market for the Company’s securities develops, the trading price of the Company’s securities could be volatile and subject to wide fluctuations in response to various factors, some of which are beyond the Company’s control. Any of the factors listed below could have a material adverse effect on an investment in the Company’s securities and the Company’s securities may trade at prices significantly below the price paid for them. In such circumstances, the trading price of the Company’s securities may not recover and may experience a further decline.

Factors affecting the trading price of the Company’s securities may include:

•	actual or anticipated fluctuations in the Company’s quarterly financial results or the quarterly financial results of companies perceived to be similar to it;

•	changes in the market’s expectations about the Company’s operating results;

•	success of competitors;

•	the Company’s operating results failing to meet the expectation of securities analysts or investors in a particular period;

•	changes in financial estimates and recommendations by securities analysts concerning the Company or the industries in which the Company operates;

•	operating and share price performance of other companies that investors deem comparable to the Company;

•	the Company’s ability to market new and enhanced products and technologies on a timely basis;

•	changes in laws and regulations affecting the Company’s business;

•	the Company’s ability to meet compliance requirements;

•	commencement of, or involvement in, litigation involving the Company;

•	changes in the Company’s capital structure, such as future issuances of securities or the incurrence of additional debt;

•	the volume of Class A Ordinary Shares available for public sale;

•	any major change in the Board or management;

•	sales of substantial amounts of Ordinary Shares by the Company’s directors, executive officers or significant shareholders or the perception that such sales could occur; and

•	general economic and political conditions such as recessions, interest rates, international currency fluctuations and acts of war or terrorism.

Broad market and industry factors may materially harm the market price of the Company’s securities irrespective of the Company’s operating performance. The stock market in general, and Nasdaq in particular, have experienced price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of the particular companies affected. The trading prices and valuations of these stocks, and of the Company’s securities, may not be predictable. A loss of investor confidence in the market for retail stocks or the stocks of other companies which investors perceive to be similar to the Company could depress the Company’s share price regardless of the Company’s business, prospects, financial conditions or results of operations. A decline in the market price of the Company’s securities also could adversely affect the Company’s ability to issue additional securities and the Company’s ability to obtain additional financing in the future.

Failure to maintain effective internal controls over financial reporting could have a material adverse effect on Satellogic’s business, operating results and stock price.

The standards required for a public company under Section 404(a) of the Sarbanes-Oxley Act are significantly more stringent than those previously required of Satellogic as a privately held company. Management may not be able to effectively and timely implement controls and procedures that adequately respond to the increased regulatory compliance and reporting requirements that are now applicable to Satellogic. If Satellogic is not able to implement the additional requirements of Section 404(a) of the Sarbanes-Oxley Act in a timely manner or with adequate compliance, it may not be able to assess whether its internal controls over financial reporting are effective, which may subject it to adverse regulatory consequences and could harm investor confidence and the market price of the Class A Ordinary Shares.

Satellogic’s independent registered public accounting firm is not required to report on the effectiveness of its internal control over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act until Satellogic’s first Form 20-F following the date on which it ceases to qualify as an “emerging growth company,” which may be up to five full fiscal years following the date of the first sale of common equity securities pursuant to an effective registration statement. If such evaluation were performed, control deficiencies could be identified by Satellogic’s management, and those control deficiencies could also represent one or more material weaknesses. In addition, Satellogic cannot predict the outcome of this determination and whether Satellogic will need to implement remedial actions in order to implement effective control over financial reporting. If in subsequent years Satellogic is unable to assert that Satellogic’s internal control over financial reporting is effective, or if Satellogic’s auditors express an opinion that Satellogic’s internal control over financial reporting is ineffective, Satellogic may fail to meet the future reporting obligations in a timely and reliable manner and its financial statements may contain material misstatements. Any such failure could also adversely cause Satellogic’s investors to have less confidence in the accuracy and completeness of its financial reports, which could have a material adverse effect on the price of Satellogic’s securities.

Satellogic is an “emerging growth company” and, as a result of the reduced disclosure and governance requirements applicable to emerging growth companies, the Class A Ordinary Shares may be less attractive to investors.

Satellogic is an emerging growth company as defined in Section 2(a)(19) of the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012 (“JOBS Act”), and is taking advantage of some of the exemptions from reporting requirements that are available to emerging growth companies, including not being required to comply with the auditor attestation requirements in the assessment of Satellogic’s internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act.

Satellogic may take advantage of these reporting exemptions until it is no longer an emerging growth company. Satellogic will remain an emerging growth company until the earlier of (1) the last day of the fiscal year (a) following the fifth anniversary of the date of the first sale of common equity securities pursuant to an effective registration statement, (b) in which Satellogic has total annual gross revenue of at least $1.07 billion, or (c) in which Satellogic is deemed to be a large accelerated filer, which means the market value of the Class A Ordinary Shares that is held by non-affiliates exceeds $700 million as of the prior June 30th, and (2) the date on which Satellogic has issued more than $1.0 billion in non-convertible debt during the prior three-year period.

Satellogic cannot predict if investors will find its Class A Ordinary Shares less attractive because it will rely on the accommodations and exemptions available to emerging growth companies. If some investors find the Class A Ordinary Shares less attractive as a result, there may be a less active trading market for the Class A Ordinary Shares and Satellogic’s share price may be more volatile.

Risks Relating to Investment in a BVI Company and Satellogic’s Status as a Foreign Private Issuer

Because Satellogic is incorporated under the laws of the BVI, it may be more difficult for its shareholders to protect their rights than it would if they were shareholders of a corporation incorporated in another jurisdiction.

Satellogic is a company incorporated under the laws of the BVI and the majority of its assets are located outside the United States. Furthermore, a majority of its officers reside outside the United States and a substantial portion of their assets are located outside the United States. As a result, investors may not be able to effect service of process within the United States upon certain of Satellogic’s directors or officers or to enforce against them in United States courts judgments predicated upon the civil liability provisions of U.S. federal securities law. Likewise, it may also be difficult for an investor to enforce in U.S. courts judgments obtained against these persons in courts located in jurisdictions outside the U.S.

Satellogic’s corporate affairs are to a large extent governed by its Memorandum and Articles of Association, the BVI Act, and the common law of the BVI. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary responsibilities of Satellogic’s directors to it under BVI law are to a large extent governed by the BVI Act and the common law of the BVI. The common law of the BVI is derived from English common law, and the decisions of the English courts are of persuasive authority, but are not binding on a court in BVI. The rights of Satellogic’s shareholders and the fiduciary responsibilities of its directors under BVI law may not be as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the BVI has a less developed body of securities laws as compared to the United States, and some states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law.

In addition, BVI law permits the Board to refuse to permit a shareholder to review, copy or inspect certain documents (including the list of shareholders or directors or minutes and resolutions of shareholders) if the Board believes it would be contrary to its interests to allow review, copy or inspection. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest. Furthermore, while statutory provisions do exist in the BVI law for derivative actions to be brought in certain circumstances, shareholders in BVI companies may not have standing to initiate a shareholder derivative action in a federal court of the United States. The circumstances in which any such action may be brought, and the procedures and defenses that may be available in respect to any such action, may result in the rights of shareholders of a BVI company being more limited than those of shareholders of a company organized in the United States. Accordingly, shareholders may have fewer alternatives available to them if they believe that corporate wrongdoing has occurred.

As a result of all of the above, public shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of the Board or controlling shareholders than they would as public shareholders of a U.S. company.

Because Satellogic is incorporated under the laws of the BVI, it may be more difficult for its shareholders to enforce judgments against Satellogic than it would if they were shareholders of a corporation incorporated in another jurisdiction.

There is no statutory recognition in the BVI of judgments obtained in the United States, although any final and conclusive monetary judgment for a definite sum obtained against Satellogic in U.S. federal or state courts would be treated by the BVI courts as a cause of action in itself and sued upon as a debt at common law so that no retrial of the issues would be necessary provided that:

•

the U.S. court issuing the judgment had jurisdiction in the matter and Satellogic either submitted to such jurisdiction or was resident or carrying on business within such jurisdiction and was duly served with process;

•	the judgment given by the U.S. court was not in respect of penalties, taxes, fines or similar fiscal or revenue obligations of Satellogic;

•	in obtaining judgment there was no fraud on the part of the person in whose favor judgment was given or on the part of the court;

•	recognition or enforcement of the judgment in the BVI would not be contrary to public policy; and

•	the proceedings pursuant to which judgment was obtained were not contrary to natural justice.

BVI courts are also unlikely:

•	to recognize or enforce judgments against Satellogic of courts of the United States based on certain civil liability provisions of U.S. securities laws; and

•	to impose liabilities against Satellogic in original actions brought in BVI, based on certain civil liability provisions of U.S. securities laws that are penal in nature.

There are grounds upon which a BVI court may not enforce the judgments of U.S. courts and some remedies available under the laws of U.S. jurisdictions, including some remedies available under U.S. federal securities laws, may not be permitted under the BVI courts as contrary to public policy in the BVI. Furthermore, no claim may be brought in the BVI by or against Satellogic or its directors and officers in the first instance for violation of U.S. federal securities laws because these laws have no extraterritorial application under BVI law and do not have force of law in the BVI. A BVI court, however, may impose civil liability, including the possibility of monetary damages, on Satellogic or its directors and officers if the facts alleged in a complaint constitute or give rise to a cause of action under BVI law.

The rights of Satellogic’s shareholders are not as extensive as those rights of shareholders of U.S. corporations.

The rights of Satellogic’s shareholders are governed by its Memorandum and Articles of Association, as interpreted in accordance with the laws of BVI. Where any provision of any contractual arrangement between a shareholder and Satellogic or any third party is inconsistent with the provisions of Satellogic’s Memorandum and Articles of Association, the shareholder may be unable to claim certain remedies, including specific performance, for breach of such provision against Satellogic. As well, principles of BVI corporate law relating to such matters as the validity of a company’s procedures, the fiduciary duties of management and the rights of a company’s shareholders may differ from those that would apply if Satellogic were incorporated in a jurisdiction within the U.S. Under U.S. law, majority and controlling shareholders generally have certain “fiduciary” responsibilities to the minority shareholders. A U.S. shareholder action must be taken in good faith. Also, actions by controlling shareholders in a U.S. jurisdiction and executive compensation which are obviously unreasonable may be declared null and void. In addition, in the U.S., directors generally owe a fiduciary duty to the corporation and its shareholders, including a duty of care, pursuant to which directors must properly apprise themselves of all reasonably available information, and a duty of loyalty, pursuant to which they must protect the interests of the corporation and refrain from conduct that injures the corporation or its shareholders, that deprives the corporation or its shareholders of any profit or advantage or that allows them to take advantage of a corporate opportunity for their own benefit. Many U.S. jurisdictions have enacted various statutory provisions which permit the monetary liability of directors to be eliminated or limited. Under BVI law, liability of a director of a corporation to the corporation is primarily limited to the duties set out in the memorandum and articles of association, the BVI Act, and the common law of BVI, as well as additional liability that can arise upon the insolvency of the corporation.

Further, BVI law may not protect the interests of minority shareholders to the extent that the law in the U.S. protects minority shareholders in U.S. corporations. Satellogic’s shareholders may have difficulty in protecting their interests in the face of actions by the Board and may have more limited rights than they might have as shareholders of a company incorporated in many U.S. jurisdictions.

As a foreign private issuer, Satellogic is exempt from a number of U.S. securities laws and rules promulgated thereunder and is permitted to publicly disclose less information than U.S. public companies must. This may limit the information available to holders of the Class A Ordinary Shares.

Satellogic qualifies as a “foreign private issuer,” as defined in the SEC’s rules and regulations. Consequently, Satellogic will not be subject to all of the disclosure requirements applicable to public companies organized within the United States. For example, Satellogic is exempt from certain rules under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), that regulate disclosure obligations and procedural requirements related to the solicitation of proxies, consents or authorizations applicable to a security registered under the Exchange Act. In addition, Satellogic’s officers and directors are exempt from the reporting and “short-swing” profit recovery provisions of Section 16 of the Exchange Act and related rules with respect to their purchases and sales of Satellogic’s securities. For example, some of Satellogic’s key executives may sell a significant amount of Ordinary Shares and such sales will not be required to be disclosed as promptly as public companies organized within the United States would have to disclose. Accordingly, once such sales are eventually disclosed, the price of Ordinary Shares may decline significantly. Moreover, Satellogic will not be required to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. public companies. Satellogic will also not be subject to Regulation FD under the Exchange Act, which would prohibit Satellogic from selectively disclosing material nonpublic information to certain persons without concurrently making a widespread public disclosure of such information. Accordingly, there may be less publicly available information concerning Satellogic than there is for U.S. public companies.

As a foreign private issuer, Satellogic will file an annual report on Form 20-F within four months of the close of each fiscal year ended December 31 and furnish reports on Form 6-K relating to certain material events promptly after Satellogic publicly announces these events. However, because of the above exemptions for foreign private issuers, which Satellogic intends to rely on, Satellogic’s shareholders will not be afforded the same information generally available to investors holding shares in public companies that are not foreign private issuers.

Satellogic may lose its foreign private issuer status in the future, which could result in significant additional costs and expenses. This would subject Satellogic to U.S. GAAP reporting requirements which may be difficult for it to comply with.

As a “foreign private issuer,” Satellogic is not be required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act and related rules and regulations. Under those rules, the determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter, and, accordingly, the next determination will be made with respect to Satellogic on June 30, 2022.

In the future, Satellogic could lose its foreign private issuer status if a majority of its ordinary shares are held by residents in the United States and it fails to meet any one of the additional “business contacts” requirements. Although Satellogic intends to follow certain practices that are consistent with U.S. regulatory provisions applicable to U.S. companies, Satellogic’s loss of foreign private issuer status would make such provisions mandatory. The regulatory and compliance costs to Satellogic under U.S. securities laws if it is deemed a U.S. domestic issuer may be significantly higher. If Satellogic is not a foreign private issuer, Satellogic will be required to file periodic reports and prospectuses on U.S. domestic issuer forms with the SEC, which are more detailed and extensive than the forms available to a foreign private issuer. For example, Satellogic would become subject to the Regulation FD, aimed at preventing issuers from making selective disclosures of material information. Satellogic also may be required to modify certain of its policies to comply with good governance practices associated with U.S. domestic issuers. Such conversion and modifications will involve additional costs. In addition, Satellogic may lose its ability to rely upon exemptions from certain corporate governance requirements of Nasdaq that are available to foreign private issuers. For example, the Nasdaq’s corporate governance rules require listed companies to have, among other things, a majority of independent board members and independent director oversight of executive compensation, nomination of directors, and corporate governance matters. Nasdaq rules also require shareholder approval of certain share issuances, including approval of equity compensation plans. As a foreign private issuer, Satellogic is permitted to follow home country practice in lieu of the above requirements. As long as Satellogic relies on the foreign private issuer exemption from certain of Nasdaq’s corporate governance standards, a majority of the directors on the Board are not required to be independent directors, it will not be required to have a compensation committee, it will not be required to have a nominating and corporate governance committee composed entirely of independent directors and it is not required to obtain shareholder approval of equity incentive plans. To the extent Satellogic elects to take advantage of these exemptions, shareholders will not have the same protections afforded to shareholders of companies that are subject to all the Nasdaq corporate governance standards. Also, Satellogic would be required to change its basis of accounting from IFRS as issued by the IASB to U.S. GAAP, which may be difficult and costly for it to comply with. If Satellogic loses its foreign private issuer status and fails to comply with U.S. securities laws applicable to U.S. domestic issuers, Satellogic may have to de-list from Nasdaq and could be subject to investigation by the SEC, Nasdaq and other regulators, among other materially adverse consequences.

If Satellogic elects to take advantage of these exemptions, shareholders will not have the same protections afforded to shareholders of companies that are subject to all the Nasdaq corporate governance standards.

Risks Related to U.S. Federal Income Taxation

If the Company is a passive foreign investment company for United States federal income tax purposes for any taxable year, U.S. holders of Class A Ordinary Shares or Warrants to acquire Class A Ordinary Shares could be subject to adverse United States federal income tax consequences.

If the Company is or becomes a “passive foreign investment company,” or a PFIC, within the meaning of Section 1297 of the Code for any taxable year during which a U.S. holder (as defined under “Material Tax Considerations—U.S. Federal Income Tax Considerations”) holds Class A Ordinary Shares or Warrants to acquire Class A Ordinary Shares, certain adverse U.S. federal income tax consequences may apply to such U.S. holder. A non-U.S. corporation, such as the Company, will be classified as a PFIC for U.S. federal income tax purposes for any taxable year in which, after applying certain look-through rules, either (i) 75% or more of its gross income for such year consists of certain types of “passive” income or (ii) 50% or more of the value of its assets (determined on the basis of a quarterly average) during such year produce or are held for the production of passive income. Passive income generally includes dividends, interest, royalties, rents, annuities, net gains from the sale or exchange of property producing such income and net foreign currency gains. PFIC status depends on the composition of a company’s income and assets and the fair market value of its assets from time to time, as well as on the application of complex statutory and regulatory rules that are subject to potentially varying or changing interpretations.

Within 120 days after the end of each of the Company’s taxable years for which it reasonably believes that it may be a PFIC, the Company will determine its PFIC status and the PFIC status of each of its non-U.S. subsidiaries, and make those statuses available to its shareholders. If the Company determines that it was, or could reasonably be deemed to have been, a PFIC for any taxable year, the Company will use commercially reasonable efforts to provide, and cause its non-U.S. subsidiaries that are PFICs to provide, U.S. holders with tax information necessary to enable a U.S. holder to make a qualified electing fund, or QEF, election with respect to the Company and its non-U.S. subsidiaries, including a PFIC Annual Information Statement. The Company’s obligation to determine its PFIC status and the PFIC status of each of its non-U.S. subsidiaries, and the Company’s obligation to provide tax information, will last until the later of (x) five years after the end of the Company’s current taxable year, or (y) such time as the Company has reasonably determined that it is not a PFIC for three (3) consecutive taxable years. After such period, the Company currently intends to continue to determine its PFIC status and the PFIC status of each of its non-U.S. subsidiaries, and to provide the necessary information described above (including a PFIC Annual Information Statement) but there can be assurance that the Company will in fact make those determinations or provide the necessary information.

If the Company is treated as a PFIC in any taxable year in which a U.S. holder holds Class A Ordinary Shares or Warrants to acquire Class A Ordinary Shares, the U.S. holder may be subject to adverse U.S. federal income tax consequences, such as taxation at the highest marginal ordinary income tax rates on capital gains and on certain actual or deemed distributions, interest charges on certain taxes treated as deferred, and additional reporting requirements. See “Material Tax Considerations—U.S. Federal Income Tax Considerations—U.S. Holders—Passive Foreign Investment Company Rules.” U.S. holders of Class A Ordinary Shares and Warrants to acquire Class A Ordinary Shares should consult with their tax advisors regarding the potential application of these rules.

If a United States person is treated as owning at least 10% of the Company’s shares, such person may be subject to adverse U.S. federal income tax consequences.

If a United States person (as defined in the Code) is treated as owning (directly, indirectly or constructively) at least 10% of the value or voting power of the Company’s shares, such person may be treated as a “United States shareholder” with respect to the Company. If United States shareholders own more than 50% of the value or voting power of the Company’s shares, then the Company will be considered a controlled foreign corporation. Additionally, as a result of complex attribution rules, a direct or indirect subsidiary of the Company may be considered a “controlled foreign corporation” and a United States shareholder of the Company may be subject to the controlled foreign corporation rules with respect to such the Company subsidiary even if the Company itself is not a controlled foreign corporation.

A United States shareholder of a controlled foreign corporation may be required to report annually and include in its U.S. taxable income its pro rata share of the controlled foreign corporation’s “Subpart F income” and (in computing its “global intangible low-taxed income”) “tested income” and a pro rata share of the amount of U.S. property (including certain stock in U.S. corporations and certain tangible assets located in the United States) held by the controlled foreign corporation regardless of whether such controlled foreign corporation makes any distributions. Failure to comply with these reporting obligations (or related tax payment obligations) may subject such United States shareholder to significant monetary penalties and may prevent the statute of limitations with respect to such United States shareholder’s U.S. federal income tax return for the year for which reporting (or payment of tax) was due from starting. An individual that is a United States shareholder with respect to a controlled foreign corporation generally would not be allowed certain tax deductions or foreign tax credits that would be allowed to a United States shareholder that is a U.S. corporation.

The Company cannot provide any assurances that it will assist holders in determining whether it, or any of its non-U.S. subsidiaries, are treated as a controlled foreign corporation or whether any holder is treated as a United States shareholder with respect to any of such controlled foreign corporations or furnish to any holder information that may be necessary to comply with reporting and tax paying obligations.

ITEM 4.	INFORMATION ON THE COMPANY

A.	History and Development of the Company

The Company was incorporated under the laws of the BVI on June 29, 2021 solely for the purpose of effectuating the Business Combination, which was consummated on January 25, 2022. See “Explanatory Note” above for further details of the Business Combination. The Company owns no material assets other than its interests in Nettar and CF V acquired in the Business Combination and does not operate any business other than through Nettar, its wholly-owned subsidiary. Nettar is a business company with limited liability incorporated under the laws of the British Virgin Islands. See Item 5. Operating and Financial Review and Prospects for a discussion of Nettar’s principal capital expenditures for the years ended December 31, 2021 and 2020. Except for the construction of the high throughput plant in the Netherlands, there are no other material capital expenditures or divestitures currently in progress as of the date of this Report.

The mailing address of the Company’s principal executive office is Ruta 8 Km 17,500, Edificio 300 Oficina 324 Zonamérica Montevideo, 91600, Uruguay and its telephone number is 00-598-25182302. The Company’s registered office in the BVI is: c/o Maples Corporate Services (BVI) Limited, Kingston Chambers, PO Box 173, Road Town, Tortola, VG1110, British Virgin Islands. The Company’s registered agent in the BVI is Maples Corporate Services (BVI) Limited. The Company’s principal website address is www.satellogic.com. The information contained on, or accessible through, the Company’s website is not incorporated by reference into this Report, and you should not consider it a part of this Report.

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

References in this section to “we”, “our”, “us”, the “Company”, or “Satellogic” generally refer to Nettar Group Inc. (d/b/a Satellogic) before consummation of the Business Combination and the Company after consummation of the Business Combination.

Company Overview

The Company’s predecessor, Nettar, was founded in 2010 to help solve some of the greatest challenges of our time: resource utilization and distribution. From tradeoffs between food, energy and water supplies, to monitoring the impact of natural disasters, global health and humanitarian crises in the midst of a looming climate emergency, access to a continually refreshed source of global, high-quality data is critical to confronting some of the world’s most crucial issues. We are committed to creating a searchable catalog of everything on earth, and we believe we are uniquely positioned to provide the data that is critical to better inform decision- making aimed at addressing these challenges.

We are the first vertically integrated geospatial analytics company, and we are building the first scalable, fully automated EO platform with the ability, when scaled, to remap the entire planet at both high-frequency and high-resolution, providing accessible and affordable solutions for our customers. We plan to democratize access to geospatial data by providing planetary insights at what we believe to be the lowest cost in the industry, ultimately driving better decision-making across a broad range of industries including agriculture, forestry, energy, financial services, and cartography.

We have created a highly scalable, vertically integrated and competitive operating model. We design the core components that go into creating and manufacturing our satellites to be mission specific. We manufacture many of our components, but we also partner with third parties to manufacture certain other components to our design specifications. We then assemble, integrate and test the components and satellites in our facilities. This vertical integration provides a significant cost advantage, enabling us to produce and launch satellites for less than one-tenth the cost of our competitors on average. Additionally, we own all our key intellectual property, and our patented technology allows us to capture approximately 10 times more imagery than our competitors on average. Taken together, we are achieving over 60 times better unit economics than our closest peers in the NewSpace sector and more than 100 times better unit economics than legacy competitors. We believe that our unit economics will unlock an estimated $140 billion total addressable market (“TAM”) opportunity for EO commercial applications that we are positioned to serve. Additionally, we are well-positioned to effectively compete in the existing EO market that is currently supply-constrained and consists primarily of government and defense and intelligence customers.

With more than a decade of experience, we have a proven technology and a track record of delivering satellites to orbit. Currently, we have 22 commercial satellites in orbit, 17 of which are presently delivering high- resolution data to our customers. We plan to expand our constellation of satellites to 202 by 2025 and we anticipate reaching weekly remaps of the planet by 2023 and daily remaps in 2025.

Market Overview

Existing terrestrial methods and high-resolution satellites utilized for obtaining EO imagery have several critical shortcomings and have had limited commercial applicability to date. The manner in which actionable data is collected is extremely inefficient. Whether by helicopters, drones, planes, Internet of Things (“IoT”) sensor networks, or what we most commonly do, the boots-on-the-ground, data collection today is extremely inefficient and very costly and not scalable.

Satellites in low earth orbit (“LEO”) are, in fact, particularly well-positioned to collect data over the surface of the earth. A satellite will orbit the planet every ninety minutes, and the earth is spinning under it, so a single satellite will eventually remap the entire surface of the earth—adding a constellation of these satellites increases the frequency of remaps.

The existing high-resolution EO satellites, our legacy competitors, are not well-suited to do this because the technology they are utilizing is simply too expensive and the economic use case, we believe, is not viable for broad, commercial application. Our legacy competitors must task their satellites for specific customer demands and price the imagery relative to the cost of the underlying satellite, which is quite expensive. This is why the existing EO market is relatively small and generally limited to governments and defense and intelligence customers that can afford to pay the price charged by our competitors.

We operate in the NewSpace sector, which refers to the increased commercialization and privatization of the space sector. There are a few NewSpace companies trying to build satellites for imaging at a lower cost, but they essentially fall into two categories. They either do not have sufficient resolution or they are forced to effectively trade resolution for capacity. Either way, they are limited in terms of image capture and thereby unable to remap the entire surface of the earth at high resolution with unit economics that are competitive with our own. The Company believes it has solved these problems through technology innovation and vertical integration.

The Company plans to leverage our superior unit economics and put enough satellites in orbit to remap the entire surface of the earth in high-resolution on a daily basis and, in doing so, we expect to completely reshape the business model for high resolution EO as well as a number of adjacent or alternative technologies being utilized today that are considerably less efficient (e.g., drones, helicopters, planes, etc.). By remapping the entire world every day, we will be able to deliver our data to customers at near zero marginal cost. This will effectively allow us to price our data based upon the value we create in each customer’s value chain as opposed to the current model whereby the pricing is inextricably linked to the high cost of the satellite. This is what we believe will allow us to expand the market for high resolution EO and tap into an estimated $140 billion market opportunity.

Competitive Advantage

We believe that we are well-positioned to compete with legacy satellite providers and NewSpace geospatial data providers. Key elements of our competitive advantages include the following:

•

Superior Unit Economics. With estimated 60 to 100 times better unit economics than our competitors, we plan to put enough satellites in orbit to collect data over the entire surface of the planet continuously (with daily remaps) and deliver this data to customers at near zero marginal costs. By delivering data to customers at near zero marginal cost, we expect to be able to price our services based on the value that we create for our customers within their value chain and not on the cost of data acquisition (e.g., satellite cost, launch, etc.). This is a critical element of our business model and what we believe to be a paradigm shift in high resolution EO imagery that is made possible by our superior unit economics.

•

Superior design and technology. The principal challenge associated with collecting well-exposed, high-resolution imagery from orbit is that the satellite is moving at 27,000 kilometers per hour (or 7 kilometers per second). Legacy satellite operators have solved this problem by using a telescope with a very large aperture that allows them to collect well-exposed images that have no blur. These satellites are extremely expensive to build and launch. Conversely, our NewSpace competitors attempt to solve this problem with a small platform relying on a series of methods that will ultimately drive a trade-off between the resolution achieved and the capture capability. This is why our NewSpace competitors are only able to capture approximately one-tenth of data per day per satellite in comparison to our satellites. Our solution to this problem is centered around our patented and unique camera design that utilizes adaptive optics allowing us to collect approximately 10 times more data from orbit than any of our competitors using a very small aperture. Additionally, our camera design has afforded us the ability to create a compact satellite design resulting in 3 times lower mass and lower launch costs.

•

Vertically integrated. The Company is a vertically integrated company and we design our satellites and all of their subsystems, including onboard computers, propulsion system, telescopes, cameras, radios, sensors and actuators. The Company manufactures many of our components, but we also partner with third parties to manufacture certain other components to our design specifications. We then assemble, integrate and test the components and satellites in our facilities. By designing every core component with our specific mission in mind (as compared to sourcing non-mission specific components built for a wide range of applications as our competitors do), we lower the cost of our materials by a factor of 10x. Our cost to deploy a high resolution imaging satellite in orbit today, including launch costs, is approximately $1 million compared to our NewSpace competitors’ average cost of approximately $10 million with an average of 10x less capacity.

•

High frequency remaps. We anticipate reaching weekly remaps of the planet by 2023 and daily remaps in 2025 with our full constellation. When we reach weekly remaps, we expect to control approximately 80% of the global supply of high-resolution imagery in the market at near zero marginal cost, effectively consolidating supply, which will allow us to also consolidate demand on our platform. We believe this will create a significant disincentive for any competitor to build infrastructure to do the same. In addition, we believe that the archive of everything that is happening on the planet on a daily basis, in high resolution, will allow us, our partners and customers to train better AI algorithms. By doing so, we expect to serve customers on a larger scale which will allow for the improvement of these algorithms at a faster pace, thereby creating a network effect on the accumulation of archived data that we plan to build in our catalog.

We believe that these characteristics—the near zero marginal cost for data distribution, the consolidation of demand on the network and the network effects on the accumulation of data in our catalog—will uniquely position us to capitalize on the significant TAM opportunities.

Growth Strategies

We plan to democratize access to geospatial data by providing planetary insights at what we believe to be the lowest cost in the industry, which we expect will ultimately drive better decision-making across a broad range of industries. Our growth strategy is driven by the following objectives:

•	Leverage the existing government and defense and intelligence market to help finance the constellation build-out.

•	Expand the high resolution EO market and democratize access to data for the commercial market.

•	Continue investment in R&D to innovate product offerings and satellite re-design.

•	Leverage our modular satellite design, multiple-payload systems, scaled manufacturing and satellite operations to deliver novel data streams and services from orbit.

•	Execute strategic acquisitions and partnerships related to new, complimentary, or adjacent technologies as well as continued vertical integration within our existing supply chain.

Through the Company’s two unique and complementary products, existing high resolution EO and its commercial platform, the Company intends to derive substantially all its near-term revenues from providing geospatial intelligence, imagery and related data analytic products and services to governments, and in the longer-term, intends to expand its operations to serve commercial customers in a variety of markets and industries.

Existing high-resolution EO market (Government and Defense and Intelligence)

Acquiring government and defense and intelligence contracts is part of our growth strategy. The existing high-resolution EO market is predominantly government and defense and intelligence customers. We can serve these customers today with our 22 satellites currently in orbit which have been brought online since November 2020, of which 17 satellites are currently operational. The existing high-resolution EO market is supply-limited as a consequence of global capacity constraints and increasing demand. As a result, we have been successful in building a pipeline of over $2 billion for this market. We consider our pipeline to be contracts which are in negotiations or early discussions, and we can offer no assurances that such negotiations or discussions will result in a signed contract or any revenue. These customers tend to buy through large, multi-year contracts and typically through a multi-step, outbound sales cycle.

We believe that most of these customers are interested in data that can be delivered with low latency and very high quality, which we are well-positioned to deliver.

The Company is approaching this market through direct sales as well as a network of distributors and partnerships in strategic regions across the globe. While we expect this market will reflect the majority of our revenue for the next 2-3 years and provide operational cash flow to assist in financing our constellation, we expect that our commercial platform will ultimately be significantly larger as we scale up our constellation due simply to its larger TAM.

Commercial Platform

Our second product is our commercial platform, which we expect will take full advantage of our constellation’s ability to capture high-resolution imagery at near zero marginal cost and build a catalog of the entire planet beginning with monthly remaps as done currently and moving towards weekly remaps in 2023 and daily remaps in 2025. This is a Software as a Service (“SaaS”) platform through which we plan to offer customers the ability to purchase imagery and data analytics specific to their vertical market (e.g., agriculture, forestry, energy, financial services, cartography, etc.). We expect our SaaS economics will allow us to charge customers according to the value our data provides within each customer’s value chain, whether that is a multi-billion-dollar energy company or a farmer in the Midwestern region of the United States. We expect this platform will allow us to expand the current addressable market for high-resolution EO data and unlock a significant TAM opportunity. As our business develops and governmental and defense and intelligence customers become a smaller percentage of our customer base, we expect the commercial platform will constitute the majority of our revenue by 2025 and grow to 80-90% of our business in the long term.

The Company has conducted a number of pilot trials that we believe validate our solutions in a variety of verticals, including agriculture, forestry, energy and infrastructure. These pilots demonstrated that (1) our solutions can successfully replace other sources of data being provided by airplanes, drones, helicopters, IoT sensor networks, etc. and (2) these customers are willing to purchase at an attractive price point for our solutions. We have used this information from these pilot trials to identify an immediately addressable market which we believe will be approximately $40 billion in size once we reach weekly remaps.

Use cases for this immediately addressable market might include:

•	Monitoring hydroelectric plants in high frequency to build predictive models of energy output as well as drainage in the reservoir from the surrounding basin

•	Oil field and pipeline monitoring

•	Precision agriculture

•	Supply chain management (agriculture)

•	Tree counting (forestry)

•	Crop management (agriculture & forestry)

•	Planning for renewable energy projects

•	Precise estimation of commodities output

•	Yield prediction and harvesting (agriculture & forestry)

•	Energy output

•	Mineral output

•	Geospatial risk modeling (e.g., flood, drought, fire, environmental)

•	Real time impact assessment, disaster management and claims estimation (e.g., storm damage, earthquakes, forest fires, oil spills, etc.)

•	Real time planetary health

•	Sea level, temperature and acidity

•	Fractures in polar ice caps

•	Global temperature

•	Water distribution

•	Illegal activities (e.g., deforestation, mining, poaching, smuggling, etc.)

The $140 billion TAM that we have identified is comprised of the following:

We believe the key to unlocking this TAM lies in the ability to monitor the planet at both high resolution and high frequency and deliver this data to customers at the right price. Overall, this is how we see the market growing as we increase the frequency of data that once scaled, we expect to deliver at near zero marginal costs.

We plan to deliver our commercial data through our self-service platform through a subscription that reflects the end use of the data (vertical) and the geographic location, bundling analytics-ready data with vertical-specific semantic layers to enable quick integration of the data into our customers’ and partners’ processes, enabling fast adoption. We believe this strategy will allow customers to quickly advance their own geospatial analytics capacity by leveraging a productized version of our data layers and data platform. Beyond raw imagery data and other sources of data that we can collect from our satellites, we are building a catalog of geospatial layers from other sources, and processing and augmenting all of these to produce a growing set of derived layers, with increasing complexity and value-add, that are made available as data-services to our customers. We have developed our own internal data analytics platform which allows us, our partners and customers to prototype and iterate on geospatial models trained on our unique datasets, and then quickly roll out results into production systems. We intend to productize this platform and allow clients to use it to address their needs on their own.

Target commercial customers for our data are companies with their own internal geospatial analytics needs and capabilities as well as value-added service providers serving corporate and government customers worldwide. Subscriptions to the platform will be driven by the demand for our unique data set. We plan to combine direct sales efforts to large customers in target verticals with partnerships with geospatial service providers and imagery data distributors to reach the long tail of geospatial data and analytics consumers. We expect that as our constellation grows and affordable high-resolution imagery and its derivatives become more frequent, new applications and markets will be created.

Driven by our unique, sub-meter resolution, we believe our data sets when scaled will cover up to 80% of the requirements of our target markets, and we expect our commercial platform to become the industry standard for consuming and implementing geospatial analysis, which will give us the leverage to consolidate an increasing number of data sources from third-parties (e.g., satellites, drones, IoT data, etc.) and our own data generation efforts (from multi-spectral imagery to hyperspectral imagery to spectrum monitoring and data collection).

Operations

Overview

•	Design through launch

•	Fast iteration between product innovation, production and launch

•	Owning the design to manufacturing helps eliminate third-party cost

•	In-orbit operations

•	Own and control data capture of the earth’s surface

•	Utilize third-party ground station infrastructure to reduce costs

•	Imagery & Solutions commercialization

•	Capture and own high-resolution total earth imagery. Unconstrained use of imagery

•	Use internal data science capabilities to transform images into insights

We believe that vertical integration across design, manufacturing and operations produces efficiencies up and down the value chain, which allows us to reduce intermediary costs, control quality and scale up more quickly.

Facilities

We operate out of our headquarters in a free trade zone, Zonamerica, in Montevideo, Uruguay, which consists of approximately 2,400 square feet of office space and an approximately 5,700 square foot manufacturing pilot plant, which has a maximum annual production capacity of approximately 24 satellites. Each of our 22 satellites in orbit today were manufactured, assembled, integrated and tested in this facility. These facilities are leased pursuant to multi-year lease agreements the terms of which are scheduled to expire in October 2025. We are currently in the process of establishing a high throughput plant, which will be in the Netherlands and we believe will be capable of manufacturing at least 100 satellites annually. We believe that locating our new plant in the Netherlands has a variety of strategic advantages, including availability of skilled workforce and proximity to customers and suppliers. We expect our high throughput plant will be operational by the end of 2022.

In addition, we maintain an additional approximately 1,426,000 square feet of aggregate space dedicated to administrative, sales, mission and operations, engineering and development, and research functions in Buenos Aires, Argentina (mission and operations), Córdoba, Argentina (mission and operations), Barcelona, Spain (mission and operations), Tel Aviv, Israel (mission and operations, engineering and development), Beijing, China (sales), and Charlotte, North Carolina, U.S. (finance).

Sales and Marketing

To date, our sales teams have focused on governmental defense and intelligence customer opportunities. Since developing and launching 13 of our satellites during 2020, we have significantly accelerated our sales and marketing efforts to government defense and intelligence agencies, emphasizing both U.S. allies and direct U.S. opportunities. We plan to expand our marketing efforts to increase demand for our products and services and awareness of our brand and grow our sales team to respond to our anticipated growth and our future target commercial platform customers.

To better serve the government and defense and intelligence vertical, we plan to continue to grow our direct, outbound, outside and inside sales teams, while continuing to develop our tasking and delivery web-based platform to support distributors, up-sales and increased pricing and capacity transparency in the market.

As our capacity in orbit increases, we plan to launch a full self-serve platform and start complementing our direct and partner sales with SaaS growth strategies, generating and driving customer leads directly to the platform and launching our subscription business.

Customers

In the near term, we intend to derive substantially all our revenue from providing geospatial intelligence, imagery and related data analytic products and services to governments and, in the longer-term, intend to expand our operations to serve commercial customers in a variety of markets and industries.

We are currently dependent on two large commercial contracts in addition to a small number of other customers, for our revenue. We have one customer that accounted for more than 10% of our revenue for the year ended December 31, 2021. The agreement with the customer was originally signed on June 12, 2019 and modified on September 22, 2021. Under the terms of the modified agreement, we agreed to deliver imagery over an agreed upon geographical space for a period of 12 years on a take-or-pay basis, in exchange for $38.2 million of cash consideration, which is inclusive of VAT, and the right to use a building for an Assembly, Integration and Test facility. We also have the ability to earn additional consideration if the customer requests imagery in excess of the service cap. We agreed to collect the cash consideration, through quarterly payments of $797 thousand over ten years, which started in November 2021, with the remaining cash consideration collected as upfront milestone payments.

In November 2021, we entered a 5-year noncancellable agreement with a technology company that requires the customer to purchase a minimum of $4.0 million of multispectral, hyperspectral, full-motion video and private delivery uplift products each year. The customer pays us in non-cash consideration in the form of a license to a proprietary software platform, which we use for internal operations. The access to the platform is granted to us regardless of the level of products ordered by the customer. The customer has the option of purchasing additional products from us in exchange for cash consideration at our non-discounted standard price.

Supply Chain

We design the systems, subsystems and core components and technologies that go into creating and manufacturing our satellites. We manufacture many of our components, but we also partner with third parties to manufacture certain other components to our design specifications. We then assemble, integrate and test the components and satellites in our facilities. We have a global supply chain of upstream and downstream partners including manufacturers, suppliers and launch providers from a number of countries including the U.S.

Launch Providers

With respect to launch providers, we are generally agnostic, and our partner selection process typically revolves around availability and cost. On January 5, 2021, we signed a Multiple Launch Agreement (“MLA”) with Space X, our preferred rideshare launch provider, and we expect to continue our launch program with them for the foreseeable future. Our current MLA with SpaceX runs through July 30, 2022 and contemplates four rideshare launch services, including the grant to SpaceX of a right of first refusal for substantially similar missions scheduled to be launched before the end date.

For every launch, a joint launch campaign is performed at the launch provider’s facility that includes our team, the launch service provider and, in some cases, a third-party separation system supplier. We provide all the necessary equipment and personnel to test and prepare the satellites for launch while the launch service provider and, if applicable, the third-party separation systems supplier, provide the necessary machinery and personnel to integrate the satellites into the launch vehicle. Once these joint operations are complete, the launch service supplier executes the launch and delivers the satellites into the desired orbit, and we begin the regular, in-orbit operations.

Ground Station and Cloud Storage Infrastructure

We primarily utilize third parties today for ground station, processing, and storage infrastructure. As our business grows, we will continue to monitor the advantages and disadvantages of our outsourced model and may decide to vertically integrate one of more of these functions in the future.

Satellites and Technology

We are a vertically integrated company that designs, manufactures, integrates and operates our own high- resolution imaging satellites, and the image processing pipeline necessary to deliver data-as-a-service to our customers, including images and value-added layers of semantic data. We have innovative technology in every segment of our vertical integration: satellite components, satellite subsystems, satellite systems design, satellite integration and testing, satellite operations, image processing and data delivery.

Our approach towards component selection and design includes the extensive use of commercial off-the-shelf components (“COTS”) and modified-COTS, proprietary component selection and screening methods, and the systematic replacement of expensive hardware using smarter software.

Our unique camera design uses a closed-loop stabilization system and adaptive optics to enable continuous collection of high-resolution imagery from a small-telescope aperture. This patented design is one of the cornerstones of our unit-economics differentiation, allowing us to collect over 10 times more data than any other small-satellite design, and giving us great flexibility to operate our satellites under varying conditions of lighting, altitude and platform stability.

To protect our proprietary rights and technology, we rely on a combination of patents, trademarks and trade secret laws, and confidentiality agreements and license agreements with consultants, vendors and customers. As of the date of this Report, we have 19 patents issued, 2 utility models and 46 patents pending in 10 jurisdictions. We continue to invest in R&D to design, manufacture and fly new technology to orbit in every new satellite we launch, and we complete every new satellite design on a full design cycle of nine months. We drive technology R&D with the goal of maintaining our high-resolution imaging satellites in a Moore’s law equivalent curve: roughly doubling capacity every 18 months at the same price point.

As of the date of this Report, our satellite constellation consists of 22 NewSat satellites in orbit, 17 of which are operational. With a mass of only 38.5 kilograms, a production cost of less than $1 million (approximately $1 million including launch costs), a daily imaging production capacity of over 300,000 kilometers and carrying a multispectral camera with 1 meter resolution and a hyperspectral camera at 30 meter resolution, and combined with our patented technology, we believe that our latest satellite model, the NewSat Mark-V, is superior to those of our competitors in terms of unit economics, capacity and cost. We plan to expand our constellation of satellites to 202 by 2025.

The following table provides additional information about our current satellite constellation:

SATELLITE NAME	SATELLITE GENERATION	LAUNCH DATE	PAYLOADS*	STATUS	USEFUL LIFE
NewSat-6	Mark IV-a	Sep 2, 2020	MS, HS	Operative	3 Years
NewSat-7	Mark IV-a	Jan 15, 2020	MS, HS	Operative	3 Years
NewSat-8	Mark IV-b	Jan 15, 2020	MS, HS, IoT	Operative	3 Years
NewSat-9	Mark IV-b	Nov 6, 2020	MS, HS	Operative	3 Years
NewSat-10	Mark IV-b	Nov 6, 2020	MS, HS	Operative	3 Years
NewSat-11	Mark IV-b	Nov 6, 2020	MS, HS	Operative	3 Years
NewSat-12	Mark IV-c	Nov 6, 2020	MS, HS	Operative	3 Years
NewSat-13	Mark IV-c	Nov 6, 2020	MS, HS	Operative	3 Years
NewSat-14	Mark IV-c	Nov 6, 2020	MS, HS	Operative	3 Years
NewSat-15	Mark IV-c	Nov 6, 2020	MS, HS	Operative	3 Years
NewSat-16	Mark IV-c	Nov 6, 2020	MS, HS	Operative	3 Years
NewSat-17	Mark IV-c	Nov 6, 2020	MS, HS	Operative	3 Years
NewSat-18	Mark IV-c	Nov 6, 2020	MS, HS	Operative	3 Years
NewSat-19	Mark IV-e	Jun 30, 2021	MS, HS	Operative	3 Years
NewSat-20	Mark IV-e	Jun 30, 2021	MS, HS	Operative	3 Years
NewSat-21	Mark IV-e	Jun 30, 2021	MS, HS	Operative	3 Years
NewSat-22	Mark IV-e	Jun 30, 2021	MS, HS	Operative	3 Years
NewSat-23	Mark IV-g	Apr 1, 2022	MS, HS	Commissioning	3 Years
NewSat-24	Mark IV-g	Apr 1, 2022	MS, HS	Commissioning	3 Years
NewSat-25	Mark IV-g	Apr 1, 2022	MS, HS	Commissioning	3 Years
NewSat-26	Mark IV-g	Apr 1, 2022	MS, HS	Commissioning	3 Years
NewSat-27	Mark V-a	Apr 1, 2022	MS, HS	Commissioning	3 Years

(*)	MS = Multispectral / HS = Hyperspectral / IoT = Internet of things

Our anticipated six-year technology roadmap is as follows:

Human Capital

As of December 31, 2021, the Company had 327 full-time employees, distributed across 13 countries. We have always focused on attracting and retaining the best talent, regardless of geography, and with the highest possible cultural alignment. Our geographically distributed nature is a core tenet that reaches back to the earliest days of our company; well in advance of COVID-19 that required many employers to react and respond to remote working environments. Our diverse group of employees earnestly shares these common values:

•	Get it done. Our relentless commitment to hold ourselves accountable and deliver true value.

•	Be purpose driven. Our intrinsic motivation to make the impossible possible.

•	Never stop learning. Being intellectually curious, open-minded, and learning from others.

•	Push the limits. Challenge the status quo, leave your comfort zone and tackle impossible challenges.

•	Go beyond ego. Be humble, honest, empathetic and build together for our company, our community and our planet.

At our company, these values precede traditional performance measures when assessing a person’s fit with the company. Our vision inherently challenges conventions, and thus requires a special kind of spirit not only to succeed, but even to take on these challenges in the first place. This approach to human capital has enabled us to grow while keeping our core spirit and sense of purpose throughout the twists and turns of our life cycle.

We are committed to developing all of our people in different dimensions, including programmatic leadership, people leadership, business leadership and technological leadership. We actively promote a trust-based organization and a safe environment for risk taking by providing effective mentorship and expecting people to “disagree and commit”.

During the early years of our company, the founders and the senior leaders were the torchbearers of these values and culture, but our expectation is that every leader, which is to say every employee, subscribes to and lives by these values every day.

Long Term Growth Opportunities

Our initial EO constellation and infrastructure are the key building blocks that we expect will enable us to leverage large constellations of small satellites to deliver a wide variety of services to Earth. Our key building blocks include:

•	Complete, low-cost satellite bus

•	Modular satellite architecture

•	High-throughput satellite manufacturing

•	Satellite operations at scale

•	Multi-payload, in-orbit platform

•	Inter-satellite laser mesh

•	LEO/MEO/GEO complementarity

Regulatory

NOAA

Our satellites are purposefully designed with telescopes and image capture technology to enable and support the collection of earth imagery. Each satellite is designed and built to collect high-resolution multispectral imagery, hyperspectral imagery and full motion video. The raw data collected by our constellation is collected through a series of ground stations strategically located in several global locations outside the U.S.. We have a mission and operations team, located in Spain and Argentina, that monitors and operates all satellites in the constellation. As all our satellite operations and management are located outside the U.S., we believe that we are not under NOAA’s oversight.

We established a wholly owned subsidiary in April 2021 to focus specifically on cultivating business with U.S. customers. With this strategic investment, we anticipate modifications to some of the capture and delivery processes, particularly in support of public sector customers with discernable security and privacy requirements. As we grow our U.S. business, we expect to coordinate with the NOAA Commercial Remote Sensing Regulatory Affairs agency to assure an understanding of regulations as they evolve and to proactively share any strategic changes contemplated by us that may relate to NOAA’s purview.

The FAA

The Company entered into a Multi-Rideshare Agreement with SpaceX in early 2021. By entering into this agreement with a U.S.-based launch provider, we are indirectly subject to the license requirements of the Federal Aviation Administration’s Office of Commercial Space Transportation (“AST”). The FAA regulates the airspace of the U.S., through which launch vehicles must fly during launch to orbit and through which downlinks of raw data may occur if directed to a U.S.-based ground station. The AST office predominantly processes launch license requests submitted by launch vehicle operators, in our case, SpaceX, which includes information on the rideshare payloads flying on any given mission. As a result, reviews of our payloads by AST occur during, for example, the processing of the Technical Assistance Agreement that SpaceX requests and other associated launch reviews and license. For our first launch with SpaceX in June 2021, all required approvals were obtained for the successful launch. We contracted with SpaceX as our launch provider for all currently planned launches. We entered into the agreement with SpaceX as both a practical matter to address technical objectives for our satellites as well as strategic matter to support our North American entity and charter.

We have adopted the NASA and European Space Agency (“ESA”) standards regarding orbit debris mitigation. Having voluntarily subscribed to the United Nations Committee on Personal Uses of Outer Space orbital debris principles and guidance, we sought out the leading technical standards guiding responsible design, management, and test of space objects to meet the defined measures. To that end, we use the NASA orbit debris standard (NASA-STD-8719.14) and the ESA Orbital Debris Mitigation Guidelines (IADC-02-01, Current Revision).

ITAR, EAR and Export Controls

We have a global supply chain of upstream and downstream partners including manufacturers, suppliers and launch providers from a number of countries, including the U.S. The ITAR and EAR are the most relevant export control regulations we monitor due to their relevancy. Generally, the ITAR restricts the export of hardware, software, technical data, and services containing defense or strategic applications. The EAR similarly regulates the export of hardware, software, and technology that has commercial or “dual-use” applications (i.e., for both military and commercial applications) or that have less sensitive military or space-related applications not subject to the ITAR. The regulations exist to advance the national security and foreign policy interests of the U.S.

Based upon the technologies we have procured from U.S. sources, we have not been specifically subject to ITAR. Since our export location may invoke, in certain instances, the EAR of the Bureau of Industry and Security of the U.S. Department of Commerce, we track our component sourcing. We procure some components from U.S. suppliers listed on the Commerce Control List and we are therefore subject to the EAR. We export our satellites to the U.S. for launch due to our recent agreement with SpaceX as our launch provider. With this current sourcing model and partner ecosystem, we must comply with the EAR.

The U.S. government agencies responsible for administering the ITAR and the EAR have significant discretion in the interpretation and enforcement of these regulations. The agencies also have significant discretion in approving, denying, or conditioning authorizations to engage in controlled activities. Such decisions are influenced by the U.S. government’s commitments to multilateral export control regimes, particularly the Missile Technology Control Regime concerning the spaceflight business.

Many different types of internal controls and measures are required to ensure compliance with export control regulations. In particular, we routinely complete end user compliance documents, record sourcing detail regarding country of origin and known classification numbers, determine the appropriate licensing jurisdiction (where applicable), and provide notice to internal and partner foreign team members of export-controlled information restrictions. We do not export to embargoed, targeted sanction, or special policy countries. We have implemented a compliance diligence process for all third parties including, among other validations, verification of the parties with whom we contract at an entity and individual level.

Interagency Review

The review and approval of any license discussed above, as may be required, will be subject to interagency reviews that allow multiple government agencies including the U.S. Department of Commerce, U.S. Department of State, U.S. Department of Defense, NASA, and others. The purpose of this interagency review is to examine such license applications from each agency’s respective perspective including but not limited to safety, operational, national security, foreign policy and international obligations, as well as review of foreign ownership.

Other Potential Future U.S. Regulation

As we grow our U.S. business and to the extent we become a U.S. governmental contractor, our business will be subject to various additional U.S. regulation and related requirements, including but not limited to (1) the Defense Federal Acquisition Regulation Supplement and the U.S. Department of Defense and federal cybersecurity requirements, in connection with any defense work we perform in the future for the U.S. government and defense prime contractors, (2) the National Industrial Security Program Operating Manual administered by the U.S. Defense Counterintelligence and Security Agency, and other U.S. government security protocols when accessing sensitive information, (3) maintaining national security clearance and mitigation elements under the National Industry Security Program and agreement with the U.S. Department of Defense regarding any appropriate Foreign Ownership, Control or Influence mitigation arrangement with respect to our U.S.-based subsidiary and (4) routine investigations and reviews relating to compliance with various U.S. laws and regulations, including those associated with organizational conflicts of interest, procurement integrity, bid integrity and claim presentation, among others.

Legal Proceedings

It is possible that from time to time, we may be subject to various claims, lawsuits, and other legal and administrative proceedings that may arise in the ordinary course of business. Some of these claims, lawsuits, and other proceedings may range in complexity and result in substantial uncertainty; it is possible that they may result in damages, fines, penalties, non-monetary sanctions, or relief. However, we do not believe any such claims, lawsuits, or proceedings currently pending, individually or in the aggregate, would be material to our business or likely to result in a material adverse effect on our business, financial condition and results of operations.

C.	Organizational Structure

We are a holding company. The following diagram shows the ownership and structure of the Company immediately following the consummation of the Business Combination.

(1)	The diagram above only shows selected subsidiaries of the Company.
(2)	All lines represent 100% ownership unless otherwise indicated.

See Note 19 (Subsidiaries of the Group) to the Consolidated Financial Statements for additional details.

D.	Property, Plants and Equipment

See “Item 4 – Business Overview – Operations – Facilities” above.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Item 5.A	Operating Results

The following discussion of Nettar’s financial condition and results of operations should be read in conjunction with Nettar’s financial statements and notes to those statements included in this Registration Statement. This discussion contains forward-looking statements that involve risks and uncertainties. Please see “Cautionary Note Regarding Forward-Looking Statements” and “Risk Factors” in this Registration Statement. Unless otherwise indicated or the context otherwise requires, references in this section to “we,” “our,” “us,” “the Company” and similar terms are to Nettar Group Inc. (d/b/a Satellogic) before the Business Combination.

Company Overview

The Company’s predecessor in interest was founded in 2010 and the Company was founded in 2014, to help solve some of the greatest challenges of our time: resource utilization and distribution. From tradeoffs between food, energy and water supplies, to monitoring the impact of natural disasters, global health and humanitarian crises in the midst of a looming climate emergency, access to a continually refreshed source of global, high-quality data is critical to confronting some of the world’s most crucial issues. We are committed to creating a searchable catalog of everything on earth, and we believe we are uniquely positioned to provide the data that is critical to better inform decision-making aimed at addressing these challenges.

We are the first vertically integrated geospatial analytics company, and we are building the first scalable, fully automated earth observation (“EO”) platform with the ability, when scaled, to remap the entire planet at both high-frequency and high-resolution, providing accessible and affordable solutions for our customers. We plan to democratize access to geospatial data by providing planetary insights at what we believe to be the lowest cost in the industry, ultimately driving better decision-making across a broad range of industries including agriculture, forestry, energy, financial services, and cartography.

We have created a highly scalable, vertically integrated and competitive operating model. We design the core components that go into creating and manufacturing our satellites to be mission specific. We manufacture many of our components, but we also partner with third parties to manufacture certain other components to our design specifications. Then, we assemble, integrate and test the components and satellites in our facilities. This vertical integration provides a significant cost advantage, enabling us to produce and launch satellites for less than one-tenth the cost of our competitors on average. Additionally, we own all our key intellectual property, and our patented technology allows us to capture approximately 10x more imagery than our competitors on average. Taken together, we are achieving over 60 times better unit economics than our closest peers in the NewSpace sector and more than 100 times better unit economics than legacy competitors. Additionally, we are well-positioned to effectively compete in the existing EO market that is currently supply-constrained and consists primarily of government and defense and intelligence customers.

With more than a decade of experience, we are a proven technology and have a track record of delivering satellites to orbit. Currently, we have 22 commercial satellites in orbit, 17 of which are presently delivering high-resolution data to our customers. We plan to expand our constellation of satellites to 202 by 2025 and we anticipate reaching weekly remaps of the planet by 2023 and daily remaps in 2025.

Description of Business Combination

On the Closing Date the Company, consummated the Business Combination contemplated by the Merger Agreement. Specifically,

•

Target Merger Sub merged with and into Nettar, the separate existence of Target Merger Sub ceased and Nettar was the surviving company of such merger and became a direct, wholly-owned subsidiary of the Company;

•

immediately following confirmation of the effective filing of the Initial Merger, CF V merged with and into SPAC Merger Sub, the separate existence of SPAC Merger Sub ceased and CF V was the surviving corporation of such merger and became a direct wholly owned subsidiary of the Company;

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

•	all options to purchase ordinary shares of Nettar were assumed by the Company and became options to purchase Class A Ordinary Shares as determined in accordance with the Merger Agreement;

•

the Columbia Warrants outstanding immediately prior to the effective time of the Initial Merger was assigned to Satellogic and became a warrant exercisable for that number of Class A Ordinary Shares as determined in accordance with the Merger Agreement;

•

All Class A Ordinary Shares purchased by the PIPE Subscribers pursuant to the PIPE Subscription Agreements (except those 1,150,000 Class A Ordinary Shares which certain PIPE Subscribers elected to offset their subscription requirements with CF V Class A Common Stock) were issued to the PIPE Subscribers; and

•	2,500,000 PIPE Warrants were issued to a certain PIPE Subscriber.

Prior to the Closing, in connection with the expected vote to approve the Business Combination Proposal at CF V’s Special Meeting, certain shareholders of CF V exercised their right to redeem 23,143,646 shares of CF V Class A Common Stock for cash at a redemption price of approximately $10.00 per share, for an aggregate redemption amount of approximately $231.4 million (the “Redemption Amount”). After payment of the Redemption Amount, approximately $18.6 million remained in the Trust Account for distribution to the Company at Closing. Given the Redemption Amount, the Company entered into the Liberty Investment as described below which resulted in additional proceeds of $150 million to the Company.

Contemporaneously with the execution of the Merger Agreement, CF V and the Company entered into Subscription Agreements with the PIPE Investors (including the Sponsor), pursuant to which the PIPE Investors agreed to subscribe for and purchase, and CF V and the Company agreed to sell to the PIPE Investors, an aggregate of 6,966,770 Class A Ordinary Shares, for a purchase price of $10.00 per share and an aggregate purchase price of $69.7 million, with the Sponsor’s Subscription Agreement accounting for approximately $23.2 million of the purchase price. Pursuant to the Subscription Agreements, the Non-redeeming Subscribers (other than the Sponsor) elected to offset their commitment to purchase Class A Ordinary Shares by the number of shares of CF V Class A Common Stock they then held and, among other things, agreed not to redeem. The Non-redeeming Subscribers collectively held 1,150,000 shares of CF V Class A Common Stock which reduced the number of Class A Ordinary Shares issued and sold to the PIPE Investors on the Closing Date to 5,816,770 and the aggregate proceeds to the Company from the PIPE Investment to $58.2 million.

Sponsor, CF V and the Company entered into the Amended and Restated Forward Purchase Contract, pursuant to which the Sponsor agreed to purchase, and the Company agreed to issue and sell to the Sponsor, 1,250,000 Class A Ordinary Shares (subject to adjustment), and 333,333 Warrants, which transaction closed on the Closing Date.

At the Closing, pursuant to the relevant Subscription Agreement, the Company issued a non-redeemable warrant to purchase 2,500,000 Class A Ordinary Shares to a PIPE Investor at an exercise price of $20.00 per shares. In exchange, the PIPE Investor agreed to a two-year lock-up with respect to all of its Class A Ordinary Shares issued pursuant to the PIPE. Like the Warrants, the PIPE Warrant became exercisable 30 days after the Closing Date or February 25, 2022 and will expire 5 years after the Closing Date (January 25, 2027), or earlier upon redemption or liquidation.

None of the Subscription Agreements, Amended and Restated Forward Purchase Contract nor any other agreement provides any investor with the right to sell back shares to the Company after the Closing Date.

Description of Liberty Investment

On January 18, 2022, the Company and CF V entered into the Liberty Subscription Agreement with the Liberty Investor, pursuant to which the Liberty Investor agreed to purchase, and the Company agreed to issue and sell to the Liberty Investor, following satisfaction or waiver of the conditions in the Liberty Subscription Agreement, certain securities of the Company, including (i) 20,000,000 Liberty Shares, (ii) 5,000,000 $10.00 Liberty Share Warrants, and (iii) 15,000,000 $15.00 Liberty Warrants in a private placement for an aggregate purchase price of $150.0 million. The Liberty Share Warrants are exercisable as and from the Liberty Closing, will expire on the fifth anniversary of the Liberty Closing (February 10, 2027) and are subject to the terms and conditions set out in the Liberty Warrant Agreement attached as Exhibit 10.18 hereto.

The Liberty Closing occurred on February 10, 2022.

In connection with the Liberty Investment the Company has agreed to provide the Liberty Investor with the same registration rights with respect to the Liberty Securities (as defined below) as the Company provided to the PIPE Investors in the PIPE Subscription Agreements, including “demand” registration rights that require the Company to register under the Securities Act the Class A Ordinary Shares and Liberty Share Warrants held or acquired by Liberty. The “Liberty Securities” means the Liberty Shares, the Liberty Share Warrants, and the Class A Ordinary Shares issuable upon exercise of the Liberty Share Warrants.

The Liberty Investor has agreed to subject the Liberty Securities (other than the Liberty Advisory Fee Warrants or any shares issuable in respect thereof) to transfer restrictions until January 25, 2023.

Liberty Letter Agreement

Contemporaneously with the closing of the Liberty Investment, the Company, Liberty and the Sponsor entered into the Liberty Restated Letter Agreement. The parties to the Liberty Restated Letter Agreement have agreed that for so long as a Cessation Event (as defined in the Liberty Restated Letter Agreement, i.e., if the Liberty Investor (or affiliates managed by the Liberty Manager or its affiliates) cease to hold, in the aggregate, at least 6,666,666 Class A Ordinary Shares) has not occurred, among other things:

•

the Liberty Investor has the right to nominate two Liberty Directors (including any successors) for election to the Board by the Company’s shareholders, which director nominees must be reasonably acceptable to the Company. In this regard, the parties have further agreed that:

○

The Sponsor and Mr. Kargieman will vote their Class A Ordinary Shares and Class B Ordinary Shares, (and those held by any persons over which they have voting control), in favor of the election of the Liberty Director nominees.

○

Secretary Mnuchin will be nominated for election as non-executive Chairman to the Board, to serve as one of the Liberty Directors. For so long as Secretary Mnuchin is a Liberty Director, he shall be the non-executive Chairman of the Board, and the Sponsor and Mr. Kargieman shall not be required to vote for any person designated by the Liberty Investor to replace Secretary Mnuchin unless such party consents in writing to such replacement, such consent not to be unreasonably withheld.

○

Mr. Kargieman will cause any transferee of any Class B Ordinary Shares held by him to agree, as a condition to such transfer, to all of his obligations under the Liberty Letter Agreement (other than in the case of a transfer to a transferee that would result in automatic conversion of such Class B Ordinary Shares into Class A Ordinary Shares in accordance with the Company’s Governing Documents).

○

The Liberty Investor’s right to nominate the Liberty Directors will cease immediately following the occurrence of a Cessation Event, and the terms of any then-serving Liberty Directors will expire at the next election of directors (but in no event more than one year after the Cessation Event).

○

The Company will (a) take all necessary action to cause the Liberty Directors to be elected to the Board; (b) maintain in effect at all times directors and officers indemnity insurance coverage reasonably satisfactory to the Liberty Investor; (c) provide for indemnification, exculpation and advancement of expenses to the fullest extent permitted under applicable law in the Company’s Governing Documents; (d) not increase or decrease the maximum number of directors permitted to serve on the Board without the prior written consent of the Liberty Investor; and (e) not take any action, including making or recommending any amendment to the Company Governing Documents that could reasonably be expected to adversely affect the Liberty Investor’s rights under the Liberty Letter Agreement;

•

in addition to the Liberty Directors, the Board will initially include Ted Wang, Brad Halverson, and another person designated by Mr. Kargieman who is reasonably acceptable to the Liberty Investor, and in compliance with NASDAQ listing requirements;

•	the Liberty Investor has the right to nominate one Liberty Director to serve on each committee of the Board, subject to certain conditions;

•

for so long as Mr. Kargieman and his affiliates beneficially own at least one-third of the number of shares of the Company owned by him on the date of the Closing (subject to customary adjustments for corporate events), Mr. Kargieman will have the right to designate two directors for election to the Board by the Company’s shareholders, one of whom will be Mr. Kargieman and the other shall be reasonably acceptable to the Liberty Investor and the Sponsor, who will initially be Marcos Galperin, and the Sponsor and the Liberty Investor will vote any shares held by them in favor of the election of such persons; and

•

for so long as the Sponsor and its affiliates beneficially own at least one-third of the number of shares of the Company owned by them on the date of the Closing (subject to customary adjustments for corporate events), Mr. Lutnick will be nominated for election by the Board to the Company’s shareholders and Mr. Kargieman and the Liberty Investor will vote any shares held by them in favor of the election of Mr. Lutnick.

In addition, so long as Class B Ordinary Shares are outstanding, the Company will be required to obtain the written consent of the Liberty Investor if it were to issue in a transaction, or series of transactions, a number of shares that equals or exceeds 20% of its then-outstanding ordinary shares on a fully diluted basis (assuming exercise of all options and warrants of the Company); provided that no such consent shall be required if such issuance of shares is made in connection with:

•	any acquisition by the Company of any equity interests, assets, properties, or business of any person;

•	any merger, consolidation, or other business combination involving the Company;

•	any transaction or series of related transactions involving a change of control (as defined in the Liberty Letter Agreement); or

•	any equity split, payment of distributions, or any similar recapitalization.

An advisory fee is payable by the Company to the Liberty Manager in exchange for advisory services to be provided to the Company by the Liberty Manager (whereby the Liberty Investor will cause the Liberty Manager to be reasonably available to advise the Company from time to time until the occurrence of a Cessation Event). The advisory fee payable for such services include:

•

2,500,000 warrants, each providing the right to purchase one (1) Class A Ordinary Share at an exercise price of $10.00 per share (the “Liberty Advisory Fee Warrants”), which were issued on the Liberty Closing; and

•

for so long as a Cessation Event has not occurred, $1.25 million to be paid in cash on the eighteen (18) month anniversary of the Liberty Closing and on the last day (or, if not a business day, the immediately following business day) of each of the following five (5) successive three-month anniversaries of such 18-month anniversary (each, an “Advisory Fee Cash Payment” and, together, the “Advisory Fee Cash Payments”), representing aggregate Advisory Fee Cash Payments of up to $7,500,000. From and after a Cessation Event, no Advisory Fee Cash Payments shall be payable by the Company.

The Liberty Advisory Fee Warrants are exercisable as and from the one-year anniversary of, and will expire on the fifth anniversary of, the Liberty Closing (February 10, 2027). The Liberty Advisory Fee Warrants are subject to substantially the same terms the Liberty Share Warrants and the registration rights as they apply to the Liberty Securities pursuant to the Liberty Subscription Agreement also apply to the shares underlying the Liberty Advisory Fee Warrants. For so long as the Liberty Investor or its permitted transferees hold Liberty Share Warrants or Liberty Advisory Fee Warrants, such warrants will not be redeemable by the Company.

In connection with the Liberty Letter Agreement, the Company amended the Company Governing Documents to, among other things, modify the voting rights of the holders of Class B Ordinary Shares from ten votes per share to a number of votes per share such that, as of the Liberty Closing, the aggregate number of votes attributable to the Class B Ordinary Shares is equal to the aggregate number of votes attributable to Class A Ordinary Shares held by the Liberty Investor (subject to certain adjustments).

The Company has reimbursed the Liberty Investor for all reasonable and documented out-of-pocket expenses incurred by it in connection with the transaction contemplated by the Liberty Letter Agreement and the Liberty Subscription Agreement, in the amount of $250,000.

In connection with the Liberty Restated Letter Agreement, the Company, Mr. Kargieman, Liberty and Sponsor agreed to take action to further modify the rights of the holders of Company Class B Ordinary Shares such that the number of votes attributable to each Company Class B Ordinary Share after giving effect to any forfeitures of Company Class B Ordinary Shares pursuant to Section 2.10 of the Merger Agreement shall equal (x) 20,000,000, divided by (y) (i) 13,662,658, minus (ii) the number of such forfeited Company Class B Ordinary Shares (in no event shall such forfeited shares be more than 651,596 Company Class B Ordinary Shares), but taking into account any adjustment that may have occurred theretofore pursuant to clause 7.2 of the Company’s Memorandum of Association. In the event that any Earnout Shares (as defined in the Merger Agreement) are issued to Mr. Kargieman pursuant to Section 2.11 of the Merger Agreement, the Company, Mr. Kargieman, Liberty and Sponsor agreed to take action to further modify the rights of the holders of Company Class B Ordinary Shares such that the number of votes attributable to each Company Class B Ordinary Share shall be adjusted such that the number of votes attributable to each Company Class B Ordinary Share is reduced in a manner that results in a vote per share as if a number of shares equal to such Earnout Shares had not been forfeited pursuant to Section 2.10 of the Merger Agreement.

Certain information called for by this Item 5, including a discussion of the results of operations for the year ended December 31, 2020 compared to the year ended December 31, 2019 has been reported previously in our final prospectus filed pursuant to Rule 424(b)(3) on November 15, 2021 under the section entitled “The Company’s Management’s Discussion and Analysis of Financial Condition and Results of Operation” and is not repeated herein. Such information can be found at https://www.sec.gov/Archives/edgar/data/1874315/000119312521328453/d178511d424b3.htm

Key Factors Affecting Operating Results

We believe our performance and future success depends on several factors that present significant opportunities for us, but also pose risks and challenges, including those discussed below and in the section entitled “Risk Factors.”

Competitive Advantage

Our competitive advantages revolve around unit economics, design and technology, vertically integrated structure and high frequency remaps.

•

Superior Unit Economics. With an estimated 60x to 100x better unit economics than our competitors, we plan to put enough satellites in orbit to collect data over the entire surface of the planet continuously (with daily remaps) and deliver this data to customers at near zero marginal costs. By delivering data to customers at near zero marginal cost, we expect to be able to price our services based on the value that we create for our customers within their value chain and not on the cost of data acquisition (i.e., satellite cost, launch, etc.). This is a critical element of our business model and what we believe to be a paradigm shift in high resolution EO imagery that is made possible by our superior unit economics.

•

Superior design and technology. The principal challenge associated with collecting well-exposed, high-resolution imagery from orbit is that the satellite is moving at 27,000 kilometers per hour (or 7 kilometers per second). Legacy satellite operators have solved this problem by using a telescope with a very large aperture that allows them to collect well-exposed images that have no blur. These satellites are extremely expensive to build and launch. Conversely, our NewSpace competitors attempt to solve this problem with a small platform relying on a series of methods that will ultimately drive a trade-off between the resolution achieved and the capture capability. This is why our NewSpace competitors are only able to capture approximately one-tenth of data per day per satellite in comparison to our satellites. Our solution to this problem is centered around our patented and unique camera design that utilizes adaptive optics allowing us to collect approximately 10x more data from orbit than any of our competitors using a very small aperture. Our camera design has afforded us the ability to create a compact satellite design resulting in 3x lower mass and lower launch costs.

•

Vertically integrated. We are a vertically integrated company, and we design our satellites and all of their subsystems, including onboard computers, propulsion system, telescopes, cameras, radios, sensors and actuators. We manufacture many of our components, but we also partner with third parties to manufacture certain other components to our design specifications. Then, we assemble, integrate and test the components and satellites in our facilities. By designing every core component with our specific mission in mind (as compared to sourcing non-mission specific components built for a wide range of applications as our competitors do), we lower the cost of our materials by a factor of 10x. Our cost to deploy a high-resolution imaging satellite in orbit today, including launch costs, is approximately $1 million compared to our NewSpace competitors’ average cost of approximately $10 million with an average of 10x less capacity.

•

High frequency remaps. We anticipate reaching weekly remaps of the planet by 2023 and daily remaps in 2025 with our full constellation. When we reach weekly remaps, we expect to control approximately 80% of the global supply of high-resolution imagery in the market at near zero marginal cost, effectively consolidating supply, which will allow us to also consolidate demand on our platform. We believe this would create a significant disincentive for any competitor to build infrastructure to do the same. In addition, we believe the archive of everything that is happening on the planet on a daily basis, in high resolution, will allow us, our partners and customers to train better AI algorithms. By doing so, we expect to serve customers on a larger scale which would allow for the improvement of these algorithms at a faster pace, thereby creating a network effect on the accumulation of archived data that we plan to build in our catalog.

We believe that these characteristics—the zero-marginal cost for data distribution, the consolidation of demand on the platform and the network effects on the accumulation of data in our catalog—will uniquely position us to capitalize on the significant total addressable market opportunities.

Growth Strategies

We plan to democratize access to geospatial data by providing planetary insights at what we believe to be the lowest cost in the industry, which we expect will ultimately drive better decision-making across a broad range of industries. Our growth strategy is driven by the following objectives:

•	Leverage the existing government and defense and intelligence market to help finance constellation build-out.

•	Expand the high resolution EO market and democratize access to data for the commercial market.

•	Continue investment in R&D to innovate product offerings and satellite re-design.

•	Leverage our modular satellite design, multiple-payload systems, scaled manufacturing and satellite operations to deliver novel data streams and services from orbit.

•	Execute strategic acquisitions and partnerships related to new, complimentary, or adjacent technologies as well as continued vertical integration within our existing supply chain.

Through our two unique and complementary products, existing high resolution EO and its commercial platform, we intend to derive substantially all our near-term revenues from providing geospatial intelligence, imagery and related data analytic products and services to governments, and in the longer-term, intend to expand our operations to serve commercial customers in a variety of markets and industries.

Key Components of Results of Operations

The following briefly describes the components of revenue and expenses as presented in our Consolidated Statements of Profit or Loss and Comprehensive Loss.

Basis of Presentation

We are an early-stage revenue company with limited commercial operations, and our activities to date have been conducted in South America, Asia, Europe and North America. Currently, we conduct business through one operating segment. Our historical results are reported in accordance with IFRS as issued by the International Accounting Standards Board (“IASB”) and the rules and regulations of the SEC. For more information about our basis of presentation, see Note 1 (Description of Business and Basis of Presentation) to the audited Consolidated Financial Statements.

Our Consolidated Financial Statements have been prepared on a historical cost basis, except for certain financial instruments that are measured at fair values at the end of each reporting period, as explained in the critical accounting policies and estimates below. Historical cost is generally based on the fair value of the consideration given in exchange for goods and services. The Consolidated Financial Statements are presented in United States dollars (hereinafter “US Dollars” or “$”).

Revenue

Revenue is derived from selling imagery and our only business activity is building a satellite constellation to support the selling of imagery. We may sell our imagery as a single task and recognize revenue at a point-in-time, or we may enter an arrangement that provides a stand-ready commitment and recognize revenue over time. We began to recognize revenue for the first time during the year ended December 31, 2021, primarily from the selling of our imagery to a single commercial space technology customer in an over-time revenue recognition arrangement. See further discussion below, as well as in Note 4 (Revenue from Contracts with Customers, Contract Liabilities and Remaining Performance Obligations) to the audited Consolidated Financial Statements.

Cost of sales

Cost of sales includes direct costs related to ground stations, cloud and infrastructure costs and digital image processing. During 2021, the Company began to recognize cost of sales primarily related to a single customer with a commercial space technology company.

Administrative expenses

Administrative expenses consist of the costs related to salaries, wages and other benefits, professional fees and share-based compensation expense related to our back-office functions. Also included in administrative expenses are bad debt expense and other administrative expenses.

Research and development expenses

Research and development expenses consist of the costs related to salaries, wages and other benefits, professional fees, share-based compensation expense and other research and development related expenses.

Depreciation expense

Depreciation expenses includes depreciation of satellites and other property and equipment.

Other operating expenses, net

Other operating expenses, net consist of salaries, wages and other benefits, professional fees and share-based compensation related to our sales and marketing, production and mission operations functions.

Finance costs, net

Finance costs, net is primarily comprised of interest expense related to Debt and accrued dividends related to the issuance of Nettar Series X Preferred Shares issued in April 2021.

Embedded derivative expense

Embedded derivative expense consists of changes in the fair value of the embedded derivative liabilities.

Gain on extinguishment of debt

Gain on extinguishment of debt consists of the net of gains and losses from the extinguishment of debt instruments.

Other financial income

Other financial income consists mainly of differences related to foreign exchange gains and losses.

Income tax expense

We are not subject to taxation in the BVI, but we may be subject to withholding taxes paid at source on interest and dividends received and paid in the various jurisdictions in which we operate. Current income tax assets and liabilities are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted at the reporting date in the countries where we operate and generate taxable income. Deferred income tax is provided using the liability method on temporary differences between the tax basis of assets and liabilities and their carrying amounts for financial reporting purposes at the reporting date.

Key Financial Performance Indicators

We monitor a number of financial performance and liquidity measures on a regular basis in order to track the progress of our business. Included in these financial performance and liquidity measures are the non-IFRS measures, EBITDA, Adjusted EBITDA and Free Cash Flow. We believe these measures provide analysts, investors and management with helpful information regarding the underlying operating performance of our business, as they remove the impact of items that we believe are not reflective of our underlying operating performance. The non-IFRS measures are used by us to evaluate our core operating performance and liquidity on a comparable basis and to make strategic decisions. The non-IFRS measures also facilitate company-to-company operating performance comparisons by backing out potential differences caused by variations such as capital structures, taxation, depreciation, capital expenditures and other non-cash items (i.e., embedded derivatives, debt extinguishment and share-based compensation) which may vary for different companies for reasons unrelated to operating performance. However, different companies may define these terms differently and accordingly comparisons might not be accurate. EBITDA, Adjusted EBITDA and Free Cash Flow are not intended to be a substitute for any IFRS financial measure. For the definitions of EBITDA, Adjusted EBITDA and Free Cash Flow and reconciliations to the most directly comparable IFRS measure, see “Non-IFRS Financial Measure Reconciliations” below.

The results of certain key business metrics are as follows:

	Year Ended December 31,
(in thousands of US dollars)	2021	2020	2019
Revenue	$4,247	$—	$—
Net loss	$(117,741)	$(113,926)	$(20,765)
EBITDA	$(95,379)	$(103,108)	$(12,341)
Adjusted EBITDA	$(30,695)	$(17,497)	$(15,500)
Free cash flow	$(38,936)	$(26,589)	$(22,370)

Results of Operations

Comparison of Results for the years ended December 31, 2021 and 2020

Results of operations are as follows:

	Year Ended December 31,			2021 vs. 2020
(in thousands of US dollars)	2021	2020	2019	$ Change	% Change
Statement of Profit or Loss Data
Revenue	$4,247	$—	$—	$4,247	100%
Cost of sales	(1,876)	—	—	1,876	100%
Administrative expenses	(36,649)	(8,127)	(4,324)	28,522	351%
Research and development	(9,640)	(5,879)	(6,372)	3,761	64%
Depreciation expense	(10,825)	(3,182)	(4,238)	7,643	240%
Other operating expenses, net	(14,002)	(5,475)	(5,763)	8,527	156%

Operating loss	$(68,745)	$(22,663)	$(20,697)	$46,082	203%

Finance costs, net	(11,769)	(7,488)	(4,103)	4,281	57%
Embedded derivative (expense) income	(42,102)	(84,224)	4,230	(42,122)	(50%)
Gain on extinguishment of debt	3,576	—	—	3,576	100%
Other financial income (expense)	1,067	597	(112)	470	79%

Loss before income tax	$(117,973)	$(113,778)	$(20,682)	$4,195	4%

Income tax benefit (expense)	232	(148)	(83)	(380)	-257%

Net loss	$(117,741)	$(113,926)	$(20,765)	$3,815	3%

Revenue

During the year ended December 31, 2021, we began to recognize our first revenue primarily from the selling of our imagery to a single commercial space technology customer in an over-time revenue recognition arrangement. Revenue for the year ended December 31, 2021 increased to $4,247 thousand from zero revenue recognized for the year ended December 31, 2020.

See further discussion in Note 4 (Revenue from Contracts with Customers, Contract Liabilities and Remaining Performance Obligations) to the audited Consolidated Financial Statements.

Cost of sales

Cost of sales increased to $1,876 thousand for the year ended December 31, 2021 from zero cost of sales for the year ended December 31, 2020. The increase in cost of sales was primarily related to the agreement with a commercial space technology company.

Administrative Expenses

Administrative expenses increased $28,522 thousand, or 351%, to $36,649 thousand for the year ended December 31, 2021, compared to $8,127 thousand for the year ended December 31, 2020. The increase was primarily due to $16,263 thousand of professional and legal fees that were incurred during 2021 associated with the Business Combination. See Note 20 (Subsequent Events) to the audited

Consolidated Financial Statements for more information on the Business Combination. The remaining increase was primarily driven by higher average headcount in 2021 as compared to 2020 which contributed to higher stock-based compensation expense and an increase in salaries and wages. We also recorded bad debt expense of $1,794 thousand related to delayed payments from our commercial space technology customer during the year ended December 31, 2021.

Research and Development Expenses

Research and development expenses increased $3,761 thousand, or 64%, to $9,640 thousand for the year ended December 31, 2021, compared to $5,879 thousand for the year ended December 31, 2020. The increase was driven by higher average headcount in 2021 as compared to 2020 which contributed to higher stock-based compensation expense and an increase in salaries and wages, partially offset by lower professional fees in 2021 as compared to 2020.

Depreciation expense

Depreciation increased $7,643 thousand, or 240%, to $10,825 thousand for the year ended December 31, 2021, compared to $3,182 thousand for the year ended December 31, 2020. The increase was due to the higher number of operating satellites in orbit in 2021 as compared to the previous period.

Other Operating Expenses, net

Other operating expenses, net increased $8,527 thousand, or 156%, to $14,002 thousand for the year ended December 31, 2021, compared to $5,475 thousand for the year ended December 31, 2020. The increase was primarily due to higher average headcount in 2021 as compared to 2020 which contributed to higher stock-based compensation expense and an increase in salaries and wages.

Finance Costs, net

Finance costs, net increased $4,281 thousand, or 57%, to $11,769 thousand for the year ended December 31, 2021, compared to $7,488 thousand for the year ended December 31, 2020. The increase was due to interest expense associated with the dividend for the Nettar Series X Preferred Shares and the issuance of promissory notes, both of which did not have any interest expense in the prior year.

Embedded Derivative Expense

Embedded derivative expense decreased $42,122 thousand, or 50%, to $42,102 thousand for the year ended December 31, 2021, compared to $84,224 thousand of embedded derivative expense for the year ended December 31, 2020. The decrease of expense was primarily driven by a lower increase in the fair value of the bifurcated derivative component (conversion features) of the notes debt and Nettar Series X Preferred Shares compared to the prior year, based on valuation techniques. The change in the fair value was recognized as an expense through the Consolidated Statement of Profit and Loss and Comprehensive Loss. See Note 15 (Financial Instrument Risk) and Note 17 (Debt) to the audited Consolidated Financial Statements for additional details.

Gain on Extinguishment of Debt

On March 8, 2021, we entered into an exchange transaction with a former shareholder. Pursuant to the exchange transaction, the former shareholder exchanged its shares and promissory notes for a loan of $40,089 thousand and issuance of a warrant. We recognized a gain on debt extinguishment of $3,258 thousand in the Consolidated Statement of Profit and Loss and Comprehensive Loss for the year ended December 31, 2021, related to the transaction. See Note 17 (Debt) to the audited Consolidated Financial Statements for additional details.

In addition, in April 2021 we agreed with our note holders, to extend the maturity dates of the 2018 and 2019 convertible notes with original due dates in April 2021 and September 2021, respectively, to April 2022. We recognized a gain on extinguishment of debt of $318 thousand in the Consolidated Statement of Profit and Loss and Comprehensive Loss for the year ended December 31, 2021, related to the agreement. See Note 17 (Debt) to the audited Consolidated Financial Statements for additional details.

Other Financial Income

Other financial income increased $470 thousand, or 79%, to $1,067 thousand for the year ended December 31, 2021, compared to $597 thousand for the year ended December 31, 2020. The increase was due to foreign currency exchange differences primarily generated by foreign exchange rates effects in operating activities (where expense is denominated in a foreign currency) of the foreign subsidiaries of Nettar.

Income Tax Expense

Income tax expense decreased $380 thousand, or 257%, to a tax benefit of $232 thousand for the year ended December 31, 2021, compared to a tax expense of $148 thousand for the year ended December 31, 2020. The decrease was due to higher stock-based compensation with minimal stock option exercises and the establishment of a bad debt allowance.

Non-IFRS Financial Measure Reconciliations

We have included reconciliations of EBITDA, Adjusted EBITDA and Free Cash Flow for the years ended December 31, 2021, 2020 and 2019 below.

EBITDA excludes charges related to finance costs and finance income, income taxes, depreciation and amortization.

Adjusted EBITDA excludes charges related to finance costs and finance income, income taxes, depreciation, amortization, merger-related transaction fees, foreign currency exchange fluctuations, debt extinguishments, changes in the fair value of embedded derivative instruments and share-based compensation.

Free Cash Flow is defined as net cash provided by (used in) operating activities less payments for capital expenditures.

The following table presents a reconciliation of EBITDA and Adjusted EBITDA to its net loss for the periods indicated.

	Year Ended December 31,
(in thousands of US dollars)	2021	2020	2019
Net loss	$(117,741)	$(113,926)	$(20,765)
Plus finance costs, net	11,769	7,488	4,103
Less income tax (benefit) expense	(232)	148	83
Plus depreciation expense	10,825	3,182	4,238

EBITDA	$(95,379)	$(103,108)	$(12,341)

Plus professional fees related to merger transaction	16,263	—	—
Less other financial (income) expense	(1,067)	(597)	112
Less gain on extinguishment of debt	(3,576)	—	—
Plus embedded derivative expense (income)	42,102	84,224	(4,230)
Plus share-based compensation	10,962	1,984	959

Adjusted EBITDA	$(30,695)	$(17,497)	$(15,500)

The following table presents a reconciliation of Free Cash Flow to cash flows used in operating activities for the periods indicated.

(in thousands of US dollars)	Year Ended December 31,
	2021	2020	2019
Net cash flows Used in Operating Activities	$(27,720)	$(17,330)	$(14,069)
Less purchases of satellites and other property and equipment	11,216	9,259	8,301

Free Cash Flow	$(38,936)	$(26,589)	$(22,370)

Liquidity and Capital Resources

On January 25, 2022, we consummated the transactions contemplated by that previously announced Merger Agreement. The transaction resulted in the addition of approximately $168 million in cash to the Consolidated Statement of Financial Position. Our outstanding indebtedness as of December 31, 2021, which was comprised of notes debt, promissory note, Nettar Series X Preferred Shares and the Cantor Loan was converted to shares or settled as of the transaction date.

We expect our capital expenditures and working capital requirements to increase substantially in the near future as we seek to build and launch more satellites. We believe that our cash on hand resulting from the Business Combination will be sufficient to meet our working capital and capital expenditure requirements for a period of at least 18 months from the date of this Report. However, additional funding may be required for a variety of reasons, including, but not limited to, delays in the anticipated schedule to build and launch our constellation of satellites. In addition, our budget projections may be subject to cost overruns for reasons outside of our control and we may experience slower sales growth than anticipated, which would pose a risk to our achieving positive cash flow.

The net losses we have incurred since inception are consistent with our strategy and budget. We will continue to incur net losses in accordance with our operating plan as we continue to expand our constellation of satellites and our operations.

We are an early stage growth company in the early stage of development, and subject to a number of risks associated with emerging, technology-oriented companies with a limited operating history, including, but not limited to, dependence on key individuals, a developing business model, initial and continued market acceptance of our services and protection of our proprietary technology. We also have risks from competition from substitute products and services. All of these risks could have an adverse impact on our business and financial prospects and cause us to seek additional financing to fund future operations. See Item 3 for the full listing of our Risk Factors.

Cash Flows Summary

Presented below is a summary of the Company’s operating, investing and financing cash flows:

	Year Ended December 31,
(in thousands of US dollars)	2021	2020	2019
Net cash flows:
Net cash flows used in operating activities	$(27,720)	$(17,330)	$(14,069)
Net cash flows used in investing activities	(11,213)	(9,245)	(8,301)
Net cash flows from financing activities	27,900	17,780	27,016

Net change in cash and cash equivalents	$(11,033)	$(8,795)	$4,646

Cash Flows from Operating Activities

The cash flows used in operating activities to date have been primarily comprised of costs and expenses related to development of our products, payroll, fluctuations in accounts payable and other current assets and liabilities. As we expect to increase hiring in connection with the expansion of commercial operations, we expect our cash used in operating activities to increase significantly before we begin to generate material cash flows from the business.

Cash flows used in operating activities are as follows:

	Year Ended December 31,
(in thousands of US dollars)	2021	2020	2019
Net loss	$(117,741)	$(113,926)	$(20,765)
Adjustments for the impact of non-cash items (1)	72,288	95,883	5,395

Net loss adjusted for the impact of non-cash items	(45,453)	(18,043)	(15,370)
Changes in assets and liabilities
Accounts receivable - trade(2)	(2,986)	7	12
Prepaids and other current assets(3)	(1,706)	(228)	(170)
Accounts payable - trade(4)	2,135	555	(251)
Other(5)	20,290	379	1,710

Net cash provided by operating activities	$(27,720)	$(17,330)	$(14,069)

(1)

Includes items such as depreciation, changes in the fair value of embedded derivative instruments, interest expense, income tax expense, share-based compensation expense, allowance for doubtful accounts, gain on debt extinguishment and changes in foreign currency and others.

(2)	The change is primarily due to higher accounts receivable from our commercial space technology customer.
(3)	The change is primarily due to higher prepaids from software licenses and higher advances to suppliers.
(4)	The change is primarily due to the timing of payments.
(5)

The change is primarily due to higher accrued professional fees related to the Business Combination and higher other taxes payable due to higher headcount and higher value-added taxes due to increased business activities.

Cash Flows from Investing Activities

Our cash flows used in investing activities to date have been primarily comprised of purchases of satellite components and other property and equipment. We expect the cost of investing activities to increase substantially in the near future as we ramp up satellite production activity and factory development in connection with expanding our commercial operations.

Net cash used in investing activities was $11,213 thousand for the year ended December 31, 2021 compared to $9,245 thousand for the year ended December 31, 2020. The increase in cash used in investing activities of $1,968 thousand or 21%, was primarily driven by an increase in purchases of satellite components, laboratory equipment and other property and equipment.

Cash Flows from Financing Activities

Net cash provided by financing activities primarily related to funds received from the issuance of notes debt, Cantor Loan and the issuance of the Nettar Series X Preferred Shares.

Net cash provided by financing activities was $27,900 thousand for the year ended December 31, 2021 compared to $17,780 thousand for the year ended December 31, 2020. The increase was primarily due to funds received from the issuance of our Nettar Series X Preferred Shares and the Initial Loan.

Debt

We finance our operations and capital expenditures with borrowings. As of December 31, 2021, we had $246,189 thousand of outstanding indebtedness comprised of notes debt, promissory note, Nettar Series X Preferred Shares and the Cantor Loan.

In December 2021, we entered into the Promissory Note with CF Securities and incurred a loan for an aggregate total amount of $7,500 thousand.

In April 2021, we incurred $20,332 thousand of indebtedness related to the issuance of Nettar Series X Preferred Shares.

In April 2021, we agreed with our note holders to extend the maturity date of the 2018 and 2019 convertible notes with original due dates in April and September 2021, respectively, to April 2022.

On March 8, 2021, we signed an Exchange Agreement in conjunction with a Loan and Security Agreement and Warrant with a holder of Preferred Shares and convertible notes (the “Investor”). Prior to such date, the Investor had been a note holder under the 2018 and 2019 note purchase agreements, and also owned Series A, B and B-1 preference shares. Pursuant to the Exchange Agreement the Investor sold back to the Company all its shares and convertible notes, in exchange for a loan in the principal amount of $40,089 thousand and the issuance of a warrant with an aggregate exercise price of $40,089 thousand, subject to adjustment in the event of changes in the outstanding shares of the Company (e.g., recapitalizations, mergers etc.). The exercise period of warrant is the earlier of 25 years from the effective date of the warrant (March 8, 2021) and the date on which the warrant is exercised in full. The warrant is freestanding, can be separately exercised from the debt and as of December 31, 2021 is transferrable subject to a right of first refusal in favor of the Company.

The preferred shareholder transaction resulted in the derecognition of the convertible promissory notes and related embedded derivative amounting to $30,332 thousand during the year ended December 31, 2021, and recognition of a liability related to the new loan, treasury shares and a warrant classified as an equity financial instrument.

We and CF Securities entered into a Secured Promissory Note, dated December 23, 2021 (as modified by that certain letter agreement, dated December 30, 2021, and as further amended, amended and restated, supplemented or otherwise modified from time to time, the “Promissory Note”), pursuant to which CF Securities agreed to loan to us (i) $7,500,000 (the “Initial Loan”) and (ii) if requested by us, up to an additional $7,500,000, which we had the right to request until the earlier to occur of (A) the closing of the Transactions and the permitted equity issuance, and (B) February 15, 2022 (the “Additional Loan” and together with the Initial Loan, the “Loans”).

On January 18, 2022, we, CF Securities and Nettar entered into the Promissory Note Waiver Letter pursuant to which we and CF Securities agreed that we would repay the Initial Loan, including all principal and interest, by the issuance of 788,021 Class A Ordinary Shares and such repayment occurred on the Closing Date.

See Note 17 (Debt) to the audited Consolidated Financial Statements for additional details.

Critical Accounting Policies and Estimates

Our financial statements have been prepared in accordance with IFRS. The preparation of these financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the date of the financial statements, as well as the reported expenses incurred during the reporting periods. Our estimates are based on its historical experience and on various other factors that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources.

Actual results may differ from these estimates under different assumptions or conditions. We believe that the accounting policies discussed below are critical to understanding its historical and future performance, as these policies relate to the more significant areas involving management’s judgments and estimates.

While our significant accounting policies are described in the notes to our financial statements, we believe that the following accounting policies require a greater degree of judgment and complexity and are the most critical to understanding its financial condition and historical and future results of operations.

Share-Based Compensation

Prior to completion of the Business Combination, as the Ordinary Shares were not listed on a public marketplace, the calculation of the fair value of the Ordinary Shares was subject to a greater degree of estimation in determining the basis for share-based awards that were issued. Given the absence of a public market, we were required to estimate the fair value of the Ordinary Shares at the time of each grant. We considered objective and subjective factors in determining the estimated fair value and utilized third-party valuation experts to determine the grant date share price using a Black-Scholes model. Under the Black-Scholes model, we determined the value of the Ordinary Shares based on interpolating from the valuations in the most recent external equity financing rounds and, when applicable, an expected valuation for an initial public offering of the Ordinary Shares, subject to discounts for the probability and timing of an exit event and lack of marketability, among other factors.

The assumptions underlying the valuations represent our best estimates, which involve inherent uncertainties and the application of management’s judgment. As a result, if we used significantly different assumptions or estimates, the share-based compensation expense for prior periods could have been materially different.

Convertible Notes, Cantor Loan, Embedded Derivatives and Nettar Series X Preferred Shares

The initial fair value of our convertible notes, the Cantor Loan and Nettar Series X Preferred Shares (before bifurcation of the embedded derivatives) and the subsequent measurement of the embedded derivatives was calculated using an internal valuation model where many of the input parameters are not observable. The assumptions underlying the valuations represent our best estimates, which involve inherent uncertainties and the application of management’s judgment. As a result, if we used significantly different assumptions or estimates, the change in the fair value of the convertible notes, the Cantor Loan, the Nettar Series X Preferred Shares and embedded derivatives could have been materially different. See Note 15 (Financial Instrument Risk) and Note 17 (Debt) to the Consolidated Financial Statements for additional details.

All our outstanding convertible notes, the Cantor Loan and Nettar Series X Preferred Shares were converted into Class A Ordinary Shares of Satellogic Inc. in connection with the closing of the Business Combination. See Note 20 (Subsequent Events) to the Consolidated Financial Statements for additional details.

Impairment of Assets

The carrying amount of our assets are reviewed at each reporting date to determine whether there is an indication of impairment in the value of the assets. Most of our fixed assets are satellites, but we also have tools, equipment, furniture and fixtures, computers and leasehold improvements. We do not own any buildings or land.

We performed an impairment test as of December 31, 2021 and 2020 due to our net loss for the year. We concluded that our fixed assets were not impaired as our test concluded that the expected future cash flows exceeded the book value of fixed assets.

Estimates of future cash flows are highly subjective judgments based on management’s experience and knowledge of our operations. These estimates can be significantly impacted by many factors, including changes in global economic conditions, operating costs, obsolescence of technology and competition.

If our estimates or underlying assumptions change in the future, we may be required to record impairment charges. If the recoverable amount of an asset is less than its carrying amount, the carrying amount of the asset would be reduced to its recoverable amount. That reduction is an impairment loss that would be recognized in the Consolidated Statement of Profit or Loss and Comprehensive Loss.

Emerging Growth Company Status

Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can choose not to take advantage of the extended transition period and comply with the requirements that apply to non-emerging growth companies, and any such election to not take advantage of the extended transition period is irrevocable.

We are an “emerging growth company” as defined in Section 2(a) of the Securities Act and have elected to take advantage of the benefits of the extended transition period for new or revised financial accounting standards. We expect to remain an emerging growth company at least through the end of the 2022 fiscal year and we expect to continue to take advantage of the benefits of the extended transition period, although we may decide to early adopt such new or revised accounting standards to the extent permitted by such standards. This may make it difficult or impossible to compare our financial results with the financial results of another public company that is either not an emerging growth company or is an emerging growth company that has chosen not to take advantage of the extended transition period exemptions because of the potential differences in accounting standards used.

As an emerging growth company, we are not required to, among other things, (i) provide an auditor’s attestation report on our system of internal controls over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act, and (ii) comply with any requirement that may be adopted by the PCAOB regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements (auditor discussion and analysis).

We will also rely on certain reduced reporting and other requirements that are otherwise generally applicable to public companies.

Recent Accounting Pronouncements

Refer to the Note 3 (Recent Accounting Pronouncements) in the audited Consolidated Financial Statements included in this Report for more information about recent accounting pronouncements, the timing of their adoption and our assessment, to the extent we have made such an assessment, of their potential impact on our financial condition and our results of operations and cash flows.

5.B Liquidity and Capital Resources

See Item 5.A “Operating Results – Liquidity and Capital Resources” for liquidity and capital resources information.

5.C Research and Development, Patents and Licenses Etc.

See Item 4. “Information on the Company – Business Overview – Satellites and Technology”

5.D Trend Information

See Item 5.A “Key Factors Affecting Operating Results.”

5.E Critical Accounting Estimates

See Item 5.A “Operating Results – Critical Accounting Policies and Estimates”

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Executive Officers

Board of Directors

The names and ages of the Company’s current directors are listed in the table below:

Name	Age	Class	Committees	Independence
Emiliano Kargieman	46	Class III	None	Non-Independent
Ted Wang	52	Class I	Audit	Independent
Marcos Galperin	49	Class III	None	Independent
Brad Halverson	61	Class III	Audit (Chairperson)	Independent
Howard Lutnick	60	Class II	None	Non-Independent
Steven Terner Mnuchin	59	Class I	None	Non-Independent
Joseph Dunford	66	Class I	None	Independent
Tom Killalea	55	Class II	Audit	Independent
Miguel Gutiérrez	64	Class II	None	Independent

The term for the Class I directors will expire in 2025, for the Class II directors will expire in 2023 and for the Class III directors will expire in 2024.

Emiliano Kargieman. Mr. Kargieman serves as the Chief Executive Officer of the Company. Mr. Kargieman founded Nettar and has served as its Chief Executive Officer since July 2010. Prior to founding Nettar, Mr. Kargieman founded Core Security Technologies, which developed automated penetration testing software, and co-founded and Directed Aconcagua Ventures, which focused on investing and developing high-tech startups in Latin America to be global businesses. Mr. Kargieman has also founded various other technology startups, including GarageLab, a problem-solving laboratory based on an innovative multidisciplinary approach involving science, technology, art and business. He has independently consulted for several corporations and government agencies and served as a Member of the Special Projects Group at the World Bank. Mr. Kargieman has a formal background in number theory and philosophy.

Ted Wang. Mr. Wang has been a partner at Cowboy Ventures, a venture capital fund focused on enterprise and consumer oriented software-driven companies since February 2017. Prior to joining Cowboy Ventures, Mr. Wang was a partner at Fenwick & West LLP, focusing his practice on emerging technology companies from October 2006 to January 2017. Mr. Wang also serves on the boards of directors of several private companies, including companies providing robotic automation software, developer operations software and software applying artificial intelligence. Mr. Wang holds a B.A. in history and Latin from Duke University and a J.D. from the University of Virginia.

Marcos Galperin. Mr. Galperin is the Chairman, President and CEO of MercadoLibre, the largest e-commerce website in Latin America, which he co-founded in 1999. He also served as a director of Globant S.A. (NYSE: GLOB) until his resignation in April 2020. Mr. Galperin also worked in the fixed income department of J.P. Morgan Securities Inc. in New York from June to August 1998 and at YPF S.A., an integrated oil company, in Buenos Aires, Argentina, where he was a Futures and Options Associate and managed YPF’s currency and oil derivatives program from 1994 to 1997. Mr. Galperin received an MBA from Stanford University and graduated with honors from the Wharton School of the University of Pennsylvania.

Brad Halverson. Mr. Halverson is the former Group President and CFO of Caterpillar, a Fortune 100 company and the world’s leading manufacturer of construction and mining equipment, diesel and gas engines, turbines, and locomotives where he served from 2013 to 2018. He joined Caterpillar in 1988, serving in various roles of increasing responsibility including leading the Caterpillar Financial Business unit as well as the Human Resources, Global Supply Chain and Information Services Functions. Mr. Halverson currently serves on the boards of Sysco Corporation, where he is the audit committee chairman, and Lear Corporation. He also previously served as a director for the U.S. Chamber of Commerce. Mr. Halverson attended the University of Illinois, where he received a Bachelor of Science Degree in Accounting and an Executive Masters of Business Administration. He is a Certified Public Accountant and a member of the American Institute of Certified Public Accountants.

Howard W. Lutnick. Mr. Lutnick is the Chairman and Chief Executive Officer of Cantor Fitzgerald, L.P. (“Cantor”). Mr. Lutnick joined Cantor in 1983 and has served as Chief Executive Officer and Chairman of Cantor since 1996. Mr. Lutnick’s company, CF Group Management, Inc. (“CFGM”), is the managing general partner of Cantor. Mr. Lutnick is also the Chairman of the Board of Directors of BGC Partners, Inc. and its Chief Executive Officer, positions in which he has served from June 1999 to the present. In addition, Mr. Lutnick has served as Chairman of Newmark Group, Inc. since 2016. Mr. Lutnick served as the Chairman and Chief Executive Officer of CF Acquisition Corp. V from April 2020 until consummation of the Business Combination and has served as a director of Satellogic since January 2022. Mr. Lutnick also served as the Chairman and Chief Executive Officer of CF Finance Acquisition Corp. from October 2015 until consummation of its business combination with GCM Grosvenor, Inc. in November 2020, CF Finance Acquisition Corp. II from September 2019 until consummation of its business combination with View, Inc. in March 2021, and CF Finance Acquisition Corp. III from January 2020 until consummation of its business combination with AEye, Inc. in August 2021. Mr. Lutnick also serves as the Chairman and Chief Executive Officer of CF Acquisition Corp. IV since January 2020, CF Acquisition Corp. VI since April 2020, CF Acquisition Corp. VII since July 2020 and CF Acquisition Corp. VIII since July 2020. Mr. Lutnick is a member of the Board of Directors of the National September 11 Memorial & Museum, the Board of Directors of the Partnership for New York City, the Board of Directors of the Horace Mann School, and the Board of Overseers of The Hoover Institution. In addition, Mr. Lutnick has served as Chairman and Chief Executive Officer of each of Cantor Fitzgerald Income Trust, Inc. (formerly known as Rodin Global Property Trust, Inc.) and Rodin Income Trust, Inc. since February 2017 and as President of Rodin Income Trust, Inc. since January 2018.

Steven Terner Mnuchin. Secretary Steven T. Mnuchin serves as the Managing Partner of Liberty Strategic Capital and chairs the firm’s Investment Committee. Prior to founding Liberty, he served as the 77th Secretary of the Treasury from February 2017 through January 2021. As Secretary, Mr. Mnuchin was responsible for leading the U.S. Treasury, whose mission is to maintain a strong economy, foster economic growth, and create job opportunities by promoting the conditions that enable prosperity at home and abroad. He was also responsible for strengthening national security by combating economic threats and protecting our financial system, as well as managing the U.S. Government’s finances. Mr. Mnuchin also oversaw Cybersecurity for Financial Services, IRS, and US Treasury Bureaus.

Secretary Mnuchin played a pivotal role in advancing the Administration’s economic agenda, including the passage and implementation of the Tax Cuts and JOBS Act and the CARES Act. He also led the Treasury Department’s regulatory reform efforts. Secretary Mnuchin was chair of the Committee on Foreign Investment in the United States (CFIUS) and was a member of the National Security Council. He was responsible for using economic tools to combat terrorist financing and other threats to the United States and its allies. Prior to his confirmation, he served as Founder, Chairman, and Chief Executive Officer of Dune Capital Management. He founded OneWest Bank Group LLC and served as its Chairman and Chief Executive Officer until its sale to CIT Group Inc. Earlier in his career, Secretary Mnuchin worked at The Goldman Sachs Group, Inc., where he was a Partner and served as Chief Information Officer. He has extensive experience in global financial markets and investments.

Secretary Mnuchin is committed to philanthropic activities and previously served as a Member of the Boards of the Museum of Contemporary Art Los Angeles (MOCA), the Whitney Museum of Art, the Hirshhorn Museum and Sculpture Garden on the Mall, the UCLA Health System Board, the New York Presbyterian Hospital Board, and the Los Angeles Police Foundation. He was born and raised in New York City. Secretary Mnuchin holds a BA from Yale University.

Joseph Dunford. General Joseph F. Dunford, Jr. (Ret.) serves as a Senior Managing Director of Liberty Strategic Capital and as a member of the firm’s Investment Committee. Prior to joining Liberty, General Dunford served as the 19th Chairman of the Joint Chiefs of Staff. In that capacity, he was the senior ranking U.S. officer and the principal military advisor to the President, Secretary of Defense, and the National Security Council. General Dunford was commissioned in 1977 and led Marines at all levels, to include commanding the 2nd Battalion, 6th Marines and commanding the 5th Marine Regiment during Operation Iraqi Freedom. He also served as the Assistant Division Commander of the 1st Marine Division in Iraq, Commanded I Marine Expeditionary Force, and served as the Commander, Marine Forces U.S. Central Command. His experience in leading large organizations at the strategic level included serving as the Commandant of the Marine Corps, the Assistant Commandant of the Marine Corps, and the Commander of U.S. Forces and NATO Forces in Afghanistan.

General Dunford currently serves as the Chairman of the Board of the Injured Marine Semper Fi and America’s Fund and as a senior fellow at the Belfer Center for Science and International Affairs, Harvard Kennedy School. He serves as a director on the boards of the Lockheed Martin Corporation, Bessemer Securities Corporation, the Travis Manion Foundation, and the Atlantic Council. He is a co-chair of the Japan-U.S. Military Statesmen Forum. He is a graduate of St. Michael’s College and has graduate degrees from Georgetown University and the Fletcher School of Law and Diplomacy, Tufts University.

Tom Killalea. Mr. Killalea joined our Board as a director in March 2022. He is a seasoned technology executive with deep expertise in the areas of security, digital innovation, and customer experience. Mr. Killalea is the Owner and President of Aoinle, LLC, a consulting firm that he founded in 2014. From 1998 to 2014, Mr. Killalea served in various leadership roles at Amazon.com, Inc., most recently as its Vice President of Technology for the Kindle Content Ecosystem from 2008 to 2014. Previously, he served as its Vice President of Infrastructure and Distributed Systems from 2003 to 2008 and prior to that as Chief Information Security Officer and Vice President of Security. Mr. Killalea currently serves on the board of directors of Capital One Financial Corp., MongoDB, Inc. and Akamai Technologies, Inc. He previously served on the boards of directors of Xoom Corporation from March 2015 until its acquisition by PayPal Holdings, Inc. in November 2015 and Carbon Black, Inc. from April 2017 until its acquisition by VMware in October 2019. Mr. Killalea holds a B.Ed. in Education from the National University of Ireland and a B.S. in Computer Science from Trinity College Dublin in Ireland.

Miguel Gutiérrez. Miguel Gutiérrez is a Partner and a Co-Chief Investment Officer at The Rohatyn Group. He is a member of TRG’s Executive Committee and is based in Montevideo.

Mr. Gutiérrez has over 30 years of experience in international financial markets, with the majority of this time dedicated to emerging markets. Prior to joining TRG in October 2004, Mr. Gutiérrez served as the Chairman and CEO of the Telefónica Group in Argentina and Chairman of Grupo Concesionario del Oeste S.A. He also served as the non-executive Chairman of YPF S.A. from April 2016 to December 2019. Earlier in his career, Mr. Gutiérrez held numerous senior positions at J.P. Morgan over 21 years, most recently as the Head of Global Emerging Markets Sales, Trading, and Research and prior to that as the Head of Latin America Emerging Markets. Under Mr. Gutiérrez’s direction, J.P. Morgan established and cemented its leadership position in emerging markets sales, trading, and research. At the beginning of his time with J.P. Morgan, Mr. Gutiérrez held various senior positions, including Head of European Interest Rate Management and Treasury Manager in both Madrid and Buenos Aires. Mr. Gutiérrez holds an Advance Management Program – AMP degree from IAE – Universidad Austral in Argentina.

Pursuant to a written agreement, a copy of which is filed as an exhibit to this Report, following the consummation of the Business Combination and so long as Hannover holds at least 4% of the outstanding Ordinary Shares, Hannover shall have the right to nominate a person of its choice, reasonably acceptable to the Company, to serve on the Board as a director; subject to compliance with the independence requirements of Rule 5605 of the Nasdaq rules; provided that such director nominee agrees to be bound by such confidentiality, insider trading and other policies applicable to directors of the Company as adopted by the Board. Hanover nominated Mr. Gutiérrez as its director nominee and on April 28, 2022, the Company’s Board elected Mr. Gutiérrez to the Board to fill the existing vacancy on the Board.

Independence of our Board of Directors

All of our directors except Emiliano Kargieman, Howard Lutnick and Steven Mnuchin are independent directors as defined in the Nasdaq listing standards and applicable SEC rules. The Board of Directors has an audit committee composed entirely of independent directors and a nominating committee a majority of whose members are independent directors.

Board Committees

Audit Committee

Our audit committee is responsible for, among other things:

•	appointing, compensating, retaining, evaluating, terminating and overseeing our independent registered public accounting firm;

•	discussing with our independent registered public accounting firm their independence from management;

•	reviewing, with our independent registered public accounting firm, the scope and results of their audit;

•	approving all audit and permissible non-audit services to be performed by our independent registered public accounting firm;

•	overseeing the financial reporting process and discussing with management and our independent registered public accounting firm the annual financial statements that we file with the SEC;

•	overseeing our financial and accounting controls and compliance with legal and regulatory requirements;

•	reviewing our policies on risk assessment and risk management;

•	reviewing related person transactions; and

•	establishing procedures for the confidential anonymous submission of concerns regarding questionable accounting, internal controls or auditing matters.

The Company’s audit committee consists of Brad Halverson, as Chairperson and Ted Wang and Tom Killalea, as members. Each qualifies as an independent director according to the rules and regulations of the SEC and Nasdaq with respect to audit committee membership. In addition, all of the audit committee members meet the requirements for financial literacy under applicable SEC and Nasdaq rules and Mr. Halverson qualifies as an “audit committee financial expert,” as such term is defined in Item 407(d) of Regulation S-K. The written charter for the audit committee, is available on the Company’s website. The reference to the Company’s website address in this Report does not include or incorporate by reference the information on the Company’s website into this Report.

Nominating and Corporate Governance

The Company’s Nominating and Corporate Governance Committee is responsible for, among other things:

•

Determining the qualifications, qualities, skills and other expertise required to be a director and to develop, and recommend to the Board for its approval, criteria to be considered in selecting nominees for director.

•

Evaluating the current composition, organization and governance of the Board and its committees, determining future requirements and making recommendations to the Board for approval consistent with the criteria approved by our Board.

•

Searching for, identifying, evaluating and selecting, or recommending for selection by the Board, candidates to fill new positions or vacancies on the Board consistent with the criteria approved by our Board, and reviewing any candidates recommended by shareholders.

•

Reviewing and considering any nominations of director candidates validly made by stockholders in accordance with applicable laws, rules and regulations and the provisions of the Company’s certificate of incorporation and bylaws.

•

Evaluating the performance of individual members of the Board eligible for re-election, and selecting, or recommending for the selection of the Board, the director nominees by class for election to the Board by the shareholders at the annual meeting of shareholders or any special meeting of shareholders at which directors are to be elected.

•

Considering the Board’s leadership structure, including the appointment of a lead independent director of the Board, for specific purposes, and making such recommendations to the Board with respect thereto as the Nominating and Corporate Governance Committee deems appropriate.

•	Developing and reviewing periodically the policies and procedures for considering stockholder nominees for election to the Board.

•

Evaluating the “independence” of directors and director nominees against the independence requirements of the securities exchange on which the Company’s securities are listed, applicable rules and regulations promulgated by the SEC and other applicable laws.

•

Approving, or recommending to the Board for approval, and periodically reviewing the policies and procedures for director candidates, stockholder communications policy and external communications policy, and approve, or recommend to the Board for approval, any changes deemed appropriate.

The Company’s Nominating and Corporate Governance Committee consists of Ted Wang as Chairperson and Tom Killalea and Steven Mnuchin as members. Each of Mr. Wang and Mr. Killalea qualify as an independent director according to the rules and regulations of the SEC and Nasdaq with respect to nominations committee membership. Mr. Mnuchin is not an independent director. As a foriegn private issuer, the Company is exempt from the Nasdaq requirement to have a nominations committee consisting entirely of independent directors. We have determined that the fact that our Nominating and Corporate Governance Committee is not entirely comprised of independent directors does not materially or adversely affect the ability of our Nominating and Corporate Governance Committee to conduct its business in the best interests of the Company. The written charter for the Nominating and Corporate Governance Committee, is available on the Company’s website. The reference to the Company’s website address in this Report does not include or incorporate by reference the information on the Company’s website into this Report.

Compensation Committee

As a foreign private issuer, the Company is not required to and does not presently have a compensation committee. The Company does intend to form a compensation committee in the future.

Our compensation committee will be responsible for, among other things:

•

reviewing and approving the corporate goals and objectives, evaluating the performance of and reviewing and approving (either alone or, if directed by the Board, in conjunction with a majority of the independent members of the Board) the compensation of our Chief Executive Officer;

•	overseeing an evaluation of the performance of and reviewing and setting or making recommendations to our Board regarding the compensation of our other executive officers;

•	reviewing and approving or making recommendations to our Board regarding our incentive compensation and equity-based plans, policies and programs;

•	reviewing and approving all employment agreement and severance arrangements for our executive officers;

•	making recommendations to our Board regarding the compensation of our directors; and

•	retaining and overseeing any compensation consultants.

The Board will adopt a new written charter for the compensation committee, which will be available on the Company’s website after adoption. The reference to the Company’s website address in this Report does not include or incorporate by reference the information on the Company’s website into this Report.

Risk Oversight

The Board is responsible for overseeing our risk management process. The Board focuses on our general risk management strategy, the most significant risks facing us, and oversees the implementation of risk mitigation strategies by management. Our audit committee is also responsible for discussing our policies with respect to risk assessment and risk management. Our Board believes its administration of its risk oversight function has not negatively affected our Board’s leadership structure.

Code of Ethics

Our Board adopted a Code of Ethics applicable to our senior financial officers (the Company’s Chief Executive Officer, Chief Financial Officer and Vice President of Accounting) that complies with the rules and regulations of Nasdaq and the SEC. The Code of Ethics is available on the Company’s website. In addition, the Company has posted on the Corporate Governance section of its website all disclosures that are required by law or Nasdaq listing standards concerning any amendments to, or waivers from, any provision of the Code of Ethics. The reference to the Company’s website address in this Report does not include or incorporate by reference the information on the Company’s website into this Report.

Compensation of Directors

The Company’s executive compensation program reflects the Company’s compensation policies and philosophies, as they may be modified and updated from time to time.

Decisions with respect to the compensation of our executive officers, including our named executive officers, will be made by the compensation committee of the Board. The Company’s executive compensation programs for 2021 are further described below under “B. Compensation”.

Each of our non-employee directors will be paid a cash retainer of $60,000 per year and an additional $20,000 retainer per year will be paid to Brad Halverson, the chairperson of the audit committee. The Company will make an annual grant of equity in the Company valued at $175,000 to each non-employee director which will vest one year following grant.

Executive Officers

The names, ages, and current positions of the Company’s current executive officers are listed in the table below. For biographical information concerning Mr. Kargieman, see “— Board of Directors” above. The business address for our executive officers is c/o Satellogic Inc., Ruta 8 Km 17,500, Edificio 300 Oficina 324 Zonamérica Montevideo, 91600, Uruguay.

Name	Age	Title
Emiliano Kargieman	46	Chief Executive Officer
Rick Dunn	53	Chief Financial Officer
Aviv Cohen	50	Chief Operations Officer
Gerardo Richarte	47	Chief Information Security Officer
Rebeca Brandys	46	General Counsel

Rick Dunn. Mr. Dunn has served as the Chief Financial Officer of the Company since January 2019. Prior to joining the Company, Mr. Dunn served as Chief Executive Officer of PowerTeam Services, LLC, a super-regional utility service company, from February 2018 to November 2018 and as Executive Vice President and Chief Financial Officer at ACN Inc., a telecommunications company, from October 2014 to January 2018. Mr. Dunn also served as SVP & Chief Financial Officer at Trilogy International Partners Inc., a wireless carrier, and as Corporate Controller for Western Wireless International. In addition, his experience includes 10 years with the public accounting firm of Grant Thornton LLP. Mr. Dunn is a Certified Public Accountant (inactive) and holds a B.A.A. degree in business accounting from Pacific Lutheran University and an M.B.A. from Seattle University.

Aviv Cohen. Mr. Cohen has served as Chief Operations Officer of the Company since January 2021 and previously served in various roles at Nettar, including as Interim Vice President of Engineering from September 2019 to February 2020, Vice President of Sales from January 2019 to August 2019 and in various business development roles from August 2016 until December 2018. Previously, Mr. Cohen held business development and engineering roles at Nettar. Before joining the Company, Mr. Cohen ran operations and sales for several technology startups, including Fraud Sciences (acquired by PayPal) and Core Security Technologies, where he was instrumental in growing the businesses from very early start-up stage to a position of industry leadership in their respective markets. Subsequent to the PayPal acquisition, he headed Risk Management for PayPal’s European business unit. Earlier in his career, Mr. Cohen focused on software development and technology.

Mr. Cohen served as an officer in the Israeli Intelligence service. Mr. Cohen holds a B.S. in computer science from Tel Aviv University and an M.B.A. and M.S. in electrical engineering and computer science from the Massachusetts Institute of Technology.

Gerardo Richarte. Mr. Richarte has served as Chief Information Security Officer of the Company since February 2021 and has served as the Company’s Chief Technology Officer since July 2010. Prior to joining the Company, Mr. Richarte founded Disarmista, a specialized boutique engineering and reverse-engineering services company. Previously, Mr. Richarte co-founded Core Security Technologies, where he has served as R&D Leader and developed the first automated penetration testing software. He has also independently consulted and taught courses for big corporations and government agencies around the world. Mr. Richarte has a background in computer programming, electronics and mathematics.

Rebeca Brandys. Ms. Brandys has served as General Counsel of the Company since February 2021. Prior to joining the Company, Ms. Brandys served as Legal Director of CommScope Inc., a global communications infrastructure network company, overseeing Middle East, Africa and Southern Europe operations from May 2016 to February 2021. Prior to joining CommScope Inc., Ms. Brandys served as Legal Director, EMEA of Burger King Corporation from May 2015 to May 2016, as General Counsel of Oracle Team USA, the US sailing team competing in the America’s Cup in San Francisco, CA where she managed corporate, commercial, intellectual property, employment, contract and licensing functions for the team globally from March 2009 to January 2014, and as a corporate attorney at several law firms from October 1999 to December 2008, including Stephenson Harwood in Madrid, Spain and Bonelli Erede Pappalardo in Rome, Italy. Ms. Brandys holds a J.D. from Universidad Complutense de Madrid, a French law degree from Aix-Marseille University, an LL.M. from Boston University School of Law and completed a Ph.D. in law program at the European University Institute in Florence, Italy focusing on privacy law on both sides of the Atlantic. Ms. Brandys is qualified to practice law in New York, Spain and Italy.

B. Compensation

Executive Compensation

For the year ended December 31, 2021, the Company’s executive officers received cash compensation of $1,854 thousand, termination benefits of $157 thousand, and non-cash compensation of $1,286 thousand, totaling $3,297 thousand.

Executive Compensation Plans

At Closing, the Company established an equity incentive plan for officers, directors, employees, consultants and other persons who provide services to the Company and its subsidiaries, which provides for an aggregate share reserve thereunder, together with the current share reserve equal to ten percent of the Ordinary Shares and Warrants issued immediately following the Closing.

Employment Agreements

Chief Executive Officer. Emiliano Kargieman was appointed as Chief Executive Officer of Nettar effective November 13, 2013. He entered into his most recent employment agreement with the Company on October 5, 2021. Under the agreement, Mr. Kargieman will receive an annual salary of €442,130, plus standard Company benefits that may be reviewed, but not necessarily increased, from time to time. In addition, Mr. Kargieman is subject to confidentiality provisions and non-solicitation restrictive covenants for a period following the termination of his employment.

C. Board Practices

Messrs. Kargieman and Dunn and Ms. Brandys were serving as directors of the Company at December 31, 2021. Subsequent to such date, Messrs. Wang, Galperin, Halverson, Lutnick, Mnuchin, Dunford, Killalea and Gutiérrez were elected to the Board. No director has a service contract with the Company, in their capacity as a director, or is entitled to any benefits upon ceasing to serve as a director except for equity grants made under the Company’s Equity Incentive Plan. See “EXPLANATORY NOTE – Business Combinaton – Liberty Letter Agreement” for a description of the advisory fee payable by the Company to the Liberty Manager.

Foreign Private Issuer Exemption

As a “foreign private issuer,” as defined by the SEC, the Company is permitted to follow home country corporate governance practices, instead of certain corporate governance practices required by Nasdaq for U.S. domestic issuers other than with respect to certain voting and committee requirements. The Company may elect to avail itself of the exemptions available to it under Rule 5613(c) of the Nasdaq rules by forgoing (i) the requirement that the Company have a compensation committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities and (ii) the requirement that the Company have a nominating and corporate governance committee composed of entirely independent directors with a written charter addressing the committee’s purpose and responsibilities. The Company will be eligible to take advantage of additional exemptions from certain corporate governance standards of the Nasdaq.

The Company intends to take all actions necessary for it to maintain compliance as a foreign private issuer under the applicable corporate governance requirements of the Sarbanes-Oxley Act, the rules adopted by the SEC and the Nasdaq corporate governance rules and listing standards.

Because the Company is a foreign private issuer, its directors and senior management are not subject to short-swing profit and insider trading reporting obligations under Section 16 of the Exchange Act. They will, however, be subject to the obligations to report changes in share ownership under Section 13 of the Exchange Act and related SEC rules.

D. Employees

The Company has 327 full-time employees, distributed across 13 countries. See “Business – Operations – Human Capital.”

E. Share Ownership

Information about the ownership of the Ordinary Shares by the Company’s directors and members of Executive Management is set forth in “Item 7. Major Shareholders and Related Party Transactions.”

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

The following table shows the beneficial ownership of Ordinary Shares as of April 25, 2022:

•	each person known to by us to be the beneficial owner of more than 5% of the Ordinary Shares;

•	each of our directors and executive officers; and

•	all of our directors and executive officers as a group.

Except as otherwise noted herein, the number and percentage of Ordinary Shares beneficially owned is determined in accordance with Rule 13d-3 of the Exchange Act, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rule, beneficial ownership includes any Ordinary Shares as to which the holder has sole or shared voting power or investment power and also any Ordinary Shares which the holder has the right to acquire within 60 days of the Closing through the exercise of any option, warrant or any other right.

We have based percentage ownership on 77,031,002 Class A Ordinary Shares and 13,662,658 Class B Ordinary Shares outstanding as of April 25, 2022.

Unless otherwise indicated, we believe that all persons named in the table below have sole voting and investment power with respect to the Ordinary Shares beneficially owned by them. Emiliano Kargieman, our Chief Executive Officer, holds 100% of our Class B Ordinary Shares outstanding. Our holders of Class B Ordinary Shares are entitled to 1.463844005 votes per share on all matters to be voted on by shareholders generally, including the election of directors (the “Class B Vote Per Share”). The Class B Vote Per Share is subject to automatic adjustment, for a more detailed description of the adjustment provisions see Exhibit 99.1 hereto.

Name and Address of Beneficial Owner**	Class A Ordinary Shares Number of Shares Beneficially Owned	% of Class	Class B Ordinary Shares Number of Shares Beneficially Owned	% of Class	Approximate Percentage of Outstanding Class A Ordinary Shares
Directors and Executive Officers(1)
Emiliano Kargieman	—	—	13,662,658	100.0%	15.1%
Rick Dunn (2)	673,431	* %	—	—%	* %
Aviv Cohen (3)	523,790	* %	—	—%	* %
Gerardo Richarte (4)	1,806,364	2.3%	—	—%	1.9%
Rebeca Brandys (5)	67,154	* %	—	—%	* %
Ted Wang (6)	578,296	* %	—	—%	* %
Marcos Galperin	26,328	* %	—	—%	* %
Brad Halverson	—	* %	—	—%	—%
Steven Terner Mnuchin(7)	40,000,000	41.2%	—	—%	36.1%
Howard Lutnick(8)	13,776,353	17.8%	—	—%	15.1%
Joseph Dunford	—	—%	—	—%	—%
Tom Killalea	325,635	* %	—	—%	* %
Miguel Gutiérrez	—	—%	—	—%	—%
All executive officers and directors as a group (13 individuals)	57,777,351	58.4%	13,662,658	100%	63.4%
5% or More Shareholders:
Cantor Fitzgerald L.P.(8)	13,776,353	17.8%	—	—%	15.1%
Pitanga Invest Ltd.(9)	10,656,546	13.8%	—	—%	11.8%
Hannover Holdings S.A.(10)	7,558,158	9.8%	—	—%	8.3%
Liberty Strategic Capital (SATL) Holdings, LLC(7)	40,000,000	41.2%	—	—%	36.1%

*	Indicates less than 1% ownership

**	Assumes the maximum number of Additional Shares have been issued and that the Forfeited Share Re-issuance has occurred.

(1)	Unless otherwise noted, the business address of each of the following entities or individuals is c/o Satellogic Inc., Ruta 8 Km 17,500, Edificio 300 Oficina 324 Zonamérica Montevideo, 91600, Uruguay.

(2)	Includes 541,336 options to purchase Class A Ordinary Shares

(3)	Consists of 523,790 options to purchase Class A Ordinary Shares.

(4)	Includes 276,980 options to purchase Class A Ordinary Shares.

(5)	Consists of 67,154 options to purchase Class A Ordinary Shares.

(6)	Consists of 578,296 options to purchase Class A Ordinary Shares.
(7)	Reflects 20,000,000 Class A Ordinary Shares and 20,000,000 Liberty Share Warrants held by the Liberty Investor or its affiliates that are exercisable within 60 days of Closing.

(8)

The Sponsor is the record holder of 10,396,770 Class A Ordinary Shares, comprised of 600,000 shares converted from CF V Placement Shares, 6,230,000 shares converted from Founder Shares, 1,250,000 Class A Ordinary Shares purchased pursuant to the Forward Purchase Contract, and 2,316,770 PIPE Shares, (ii) CF&Co. is the record holder of 2,058,229 Class A Ordinary Shares issued as consideration for the business combination marketing fee and placement agent fees, and (iii) CF Securities is the record holder of 788,021 Class A Ordinary Shares issued as repayment of amounts outstanding under the Promissory Note. Cantor is the sole member of the Sponsor and indirectly holds a majority of the ownership interests of CF&Co. and CF Securities. CFGM is the managing general partner of Cantor and directly or indirectly controls the managing general partners of CF Securities and CF&Co. Mr. Lutnick is the Chairman and Chief Executive Officer of CFGM and is the trustee of CFGM’s sole stockholder. As such, each of Cantor, CFGM and Mr. Lutnick may be deemed to have beneficial ownership of the Class A Ordinary Shares held directly by the Sponsor, CF&Co. and CF Securities. Each such entity or person disclaims any beneficial ownership of the reported shares other than to the extent of any pecuniary interest they may have therein, directly or indirectly. Also reflects 200,000 Class A Ordinary Shares issuable upon exercise of the Warrants converted from CF V Placement Warrants and 333,333 Class A Ordinary Shares issuable upon exercise of the Warrants issued under the Forward Purchase Contract which are exercisable within 60 days of the date hereof.

(9)	Information related to Pitanga Invest Ltd.’s beneficial ownership is not available to the Company.

(10)	Information related to Hannover’s beneficial ownership is not available to the Company.

BVI Holders of Record

As of April 2, 2022, we had 390,164 registered Class A Ordinary Shares and no registered Class B Ordinary Shares held by five record holders in the BVI, representing less than 1% of the voting rights attached to our Ordinary Shares outstanding of such date.

B. Related Party Transactions

Lock-up Agreement

Concurrently with the execution of the Merger Agreement, CF V and the Company entered into separate Lock-Up Agreements with a number of Nettar Shareholders and holders of Convertible Notes, pursuant to which the Ordinary Shares to be received by such Nettar Shareholders and holders of Convertible Notes are locked-up and subject to transfer restrictions for a period of time following the Closing, as described below, subject to certain exceptions. The Ordinary Shares held by such Nettar Shareholders and holders of Convertible Notes are locked-up commencing from the Closing until the earliest of: (i) the one year anniversary of the date of the Closing, (ii) the date on which the closing price of the Ordinary Shares equals or exceeds $20.00 per share (adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like), for any 20 Trading Days within any 30-Trading Day period commencing at least 180 days after the Closing Date, (iii) with respect to 25% of the Lock-Up Securities owned by such Company Shareholder or holder of Convertible Notes, the date on which the closing price of the Ordinary Shares equals or exceeds $15.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 Trading Days within any 30-Trading Day period commencing at least 180 days after the Closing Date, and (iv) the date which the Company consummates a liquidation, merger, capital stock exchange, reorganization, or other similar transaction which results in all of the Company’s shareholders having the right to exchange their Ordinary Shares for cash, securities or other property.

Financing Engagement Letter

Pursuant to an engagement letter dated August 26, 2021 (the “Financing Engagement Letter”), the Company engaged CF&Co. to act as exclusive financial advisor, placement agent and arranger in respect of one or more debt financing(s) contemplated by the Company from time to time, in connection with which CF&Co. agreed to perform certain customary services for the Company. Pursuant to the Financing Engagement Letter, CF&Co. will be entitled to a fee equal to 2.0% of the aggregate maximum principal amount of any senior or first lien debt committed or available to be committed to the Company, and 3.0% of the aggregate maximum principal amount of any subordinated debt or other junior capital committed or available to be committed to the Company. The fees payable in connection with the Financing Engagement Letter were paid on the Closing Date.

Sponsor PIPE Subscription Agreement in connection with PIPE Investment

Contemporaneously with the execution of the Merger Agreement, CF V entered into the PIPE Subscription Agreements with the PIPE Investors, including the Sponsor. Pursuant to the Sponsor’s PIPE Subscription Agreement, the Sponsor agreed to purchase 2,316,770 Ordinary Shares (subject to adjustment) for a purchase price of $10.00 per share and a purchase price of approximately $23.2 million. The PIPE Shares were issued on the Closing Date.

Amended and Restated Forward Purchase Contract

Contemporaneously with the execution of the Merger Agreement, CF V, the Company and the Sponsor entered into the Amended and Restated Forward Purchase Contract, pursuant to which the Sponsor agreed to purchase, and the Company agreed to issue and sell to the Sponsor, 1,250,000 Class A Ordinary Shares (subject to adjustment) and 333,333 Warrants to purchase Ordinary Shares for $11.50 each, for an aggregate purchase price of $10,000,000. On the Closing Date, the Forward Purchase Securities were issued to the Sponsor.

On April 1, 2022, the Company informed Continental Stock Transfer & Trust Company that pursuant to Section 4.3.2 of the $8.63 Warrant Agreement as modified and assumed by the Assignment and Assumption Agreement that the Warrant Price (as defined in the $8.63 Warrant Agreement) with respect to the $8.63 Warrants issued and outstanding under the $8.63 Warrant Agreement will be adjusted from $11.50 to $8.63 and the Redemption Price (as defined in the $8.63 Warrant Agreement) of the $8.63 Warrants will be adjusted from $18.00 to $13.50.

Cantor Fees

On January 18, 2022, CF V, Nettar and CF&Co. entered into the CF Fee Letter pursuant to which they agreed that of the CF V Transaction Expenses payable to CF&Co., which in aggregate total approximately $21.94 million (comprised of $5.0 million of M&A advisory fees, $8.75 million of business combination marketing fees, and approximately $8.19 million of placement agent fees), only the M&A advisory fees would be paid in cash while the remainder would be paid in the form of an aggregate of 2,058,229 newly-issued Class A Ordinary Shares issued on the Closing Date. Such payments and issuances were made on the Closing Date.

Pursuant to the Cantor Fee Letter, CF&Co would be entitled to receive Additional Shares if the Adjustment Period VWAP is less than $10.00 (up to a maximum of 150,000 Additional Shares if the Adjustment Period VWAP is less than $8.00). Based on the 30-day volume weighted average price of our Class A Ordinary Shares of $8.75 on April 25, 2022 85,714 Additional Shares would be issued to CF&Co.

Promissory Note Waiver Letter

On January 18, 2022, CF Securities, the Company and Nettar entered into the Promissory Note Waiver Letter pursuant to which the Company and CF Securities agreed that the Company would repay the Initial Loan, including all principal and interest on the Closing of the Business Combination, by the issuance of 788,021 Class A Ordinary Shares. The shares issuable pursuant to this agreement were issued on the Closing Date.

Pursuant to the Promissory Note Waiver Letter, CF Securities will be entitled to receive Additional Shares if the Adjustment Period VWAP is less than $10.00 (up to a maximum of 197,005 Additional Shares if the Adjustment Period VWAP is less than $8.00). Based on the 30-day volume weighted average price of our Class A Ordinary Shares of $8.75 on April 25, 2022 112,574 Additional Shares would be issued to CF Securities.

Liberty Letter Agreement

On January 18, 2022, the Company, Liberty and Sponsor entered into the Liberty Letter Agreement pursuant to which the Company agreed that, for so long as the Liberty Investor (or affiliates managed by the Liberty Manager or its affiliates) hold, in the aggregate, at least 6,666,666 Class A Ordinary Shares, (i) the Liberty Investor will have the right to nominate two Liberty Directors for election to the Board by the Company shareholders, which director nominees must be reasonably acceptable to the Company, (ii) the Liberty Investor will have the right to nominate one Liberty Director to serve on each committee of the Board, (iii) so long as Class B Ordinary Shares are outstanding, the Company will be required to obtain the consent of the Liberty Investor if the Company were to issue in a transaction, or series of transactions, a number of shares that equals or exceeds 20% of the outstanding Ordinary Shares on a fully diluted basis, subject to exceptions for issuances by the Company in connection with (a) any acquisition by the Company of equity interests, assets, properties or business of any person, (b) any merger, consolidation or other business combination involving the Company, (c) any transaction or series of related transactions involving a change of control of the Company or (d) any equity split, payment of distributions or any similar recapitalization, and (iv) the Company will pay the Liberty Manager an advisory fee for advisory services to be provided by the Liberty Manager to the Company of (x) warrants to purchase 2,500,000 Class A Ordinary Shares to be issued at the Liberty Closing, which will be exercisable beginning on the date that is one year after the Liberty Closing and will expire five years from the date of the Liberty Closing, and (y) the Advisory Fee Cash Payments. The Liberty Investor has agreed to cause the Liberty Manager to be reasonably available from time to time to advise the Company in exchange for the Advisory Fee until the occurrence of a Cessation Event. If a Cessation Event were to occur, (i) the Liberty Investor’s right to nominate two directors will cease immediately and the terms of any then-serving Liberty Directors will expire at the next election of directors (but in no event more than one year following a Cessation Event) and (ii) the Liberty Manager will no longer be entitled to receive any additional Advisory Fee Cash Payments. In addition, so long as a Cessation Event has not occurred, Mr. Kargieman agreed to vote the Ordinary Shares held by him in favor of the election of the Liberty Director nominees. Mr. Kargieman will also cause any transferee of his Class B Ordinary Shares to agree to such obligations (other than in the case of a transfer of Class B Ordinary Shares to a transferee that would result in automatic conversion of such Class B Ordinary Shares into Class A Ordinary Shares in accordance with the Company Governing Documents). In addition, that (i) for so long as Emiliano Kargieman and his affiliates own beneficially at least one-third of the number of shares of the Company owned on the Closing Date (subject to customary adjustments for corporate events), Mr. Kargieman will have the right to designate two directors for election to the Board by the Company’s shareholders, one of whom will be Mr. Kargieman and the other shall be reasonably acceptable to Liberty and Sponsor, who will initially be Marcos Galperin, and (ii) for so long as the Sponsor and its affiliates own beneficially at least one-third of the number of shares of the Company owned on the Closing Date (subject to customary adjustments for corporate events), Howard Lutnick will be designated for election to the Board by the Company’s shareholders.

In connection with the Liberty Restated Letter Agreement, the Company, Mr. Kargieman, Liberty and Sponsor agreed to take action to further modify the rights of the holders of Company Class B Ordinary Shares such that the number of votes attributable to each Company Class B Ordinary Share after giving effect to any forfeitures of Company Class B Ordinary Shares pursuant to Section 2.10 of the Merger Agreement shall equal (x) 20,000,000, divided by (y) (i) 13,662,658, minus (ii) the number of such forfeited Company Class B Ordinary Shares (in no event shall such forfeited shares be more than 651,596 Company Class B Ordinary Shares), but taking into account any adjustment that may have occurred theretofore pursuant to clause 7.2 of the Company’s Memorandum of Association. In the event that any Earnout Shares (as defined in the Merger Agreement) are issued to Mr. Kargieman pursuant to Section 2.11 of the Merger Agreement, the Company, Mr. Kargieman, Liberty and Sponsor agreed to take action to further modify the rights of the holders of Company Class B Ordinary Shares such that the number of votes attributable to each Company Class B Ordinary Share shall be adjusted such that the number of votes attributable to each Company Class B Ordinary Share is reduced in a manner that results in a vote per share as if a number of shares equal to such Earnout Shares had not been forfeited pursuant to Section 2.10 of the Merger Agreement.

See “EXPLANATORY NOTE – Liberty Letter Agreement.”

C. Interests of Experts and Counsel

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Nettar Group Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Nettar Group Inc. (the “Company”) as of December 31, 2021 and 2020, the related consolidated statements of profit or loss and other comprehensive loss, changes in equity and cash flows for each of the three years in the period ended December 31, 2021, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2021 and 2020, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2021, in conformity with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Pistrelli, Henry Martin y Asociados S.R.L.

Member of Ernst & Young Global

We have served as the Company’s auditor since 2017.

City of Buenos Aires, Argentina

April 29, 2022

NETTAR GROUP INC.

CONSOLIDATED STATEMENTS OF PROFIT OR LOSS AND OTHER COMPREHENSIVE LOSS

(Expressed in thousands of US dollars, except per share amounts)

		Year Ended December 31,
	Notes	2021	2020	2019
Revenue	4	$4,247	$—	$—
Cost of sales		(1,876)	—	—
Administrative expenses	5	(36,649)	(8,127)	(4,324)
Research and development	5	(9,640)	(5,879)	(6,372)
Depreciation expense	8	(10,825)	(3,182)	(4,238)
Other operating expenses, net	5	(14,002)	(5,475)	(5,763)

Operating loss		(68,745)	(22,663)	(20,697)

Finance costs, net	6	(11,769)	(7,488)	(4,103)
Embedded derivative (expense) income	17	(42,102)	(84,224)	4,230
Gain on extinguishment of debt	17	3,576	—	—
Other financial income (expense)	6	1,067	597	(112)

Loss before income tax		(117,973)	(113,778)	(20,682)

Income tax benefit (expense)	7	232	(148)	(83)

Net loss (1)		$(117,741)	$(113,926)	$(20,765)

Other comprehensive loss
Exchange differences on translation of foreign operations		(86)	—	—

Total comprehensive loss (1)		$(117,827)	$(113,926)	$(20,765)

Loss per share
Basic and diluted, loss for the period attributable to ordinary equity holders of the parent	13	$(23.35)	$(23.47)	$(4.30)

(1)	Attributable to Ordinary equity holders of the parent.

The accompanying notes are an integral part of the Consolidated Financial Statements.

NETTAR GROUP INC.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(Expressed in thousands of US dollars)

		Year Ended December 31,
	Notes	2021	2020
Current assets
Cash and cash equivalents		$8,533	$17,267
Accounts receivable - trade		1,196	4
Prepaids and other current assets	9	2,695	772

Total current assets		12,424	18,043

Non-current assets
Property and equipment	8	33,586	34,872
Right-of-use assets	18	2,663	1,341
Deferred income tax assets	7	1,640	48
Other financial assets and other non-current assets		369	314

Total non-current assets		38,258	36,575

Total assets		$50,682	$54,618

Current liabilities
Accounts payable - trade		6,650	2,858
Debt	17	246,189	125,085
Lease liabilities	18	891	362
Contract liabilities	4	935	455
Accrued expenses and other liabilities	12	23,435	2,582

Total current liabilities		278,100	131,342

Non-current liabilities
Accounts payable - trade		2,200	4,697
Debt	17	—	33,795
Lease liabilities	18	1,908	1,036
Contract liabilities	4	1,000	1,000
Other non-current liabilities	12	352	36

Total non-current liabilities		5,460	40,564

Total liabilities		$283,560	$171,906

Shareholders’ equity
Ordinary shares		—	—
Preferred Shares		—	—
Treasury shares		(170,949)	—
Additional paid-in capital		62,045	61,253
Other paid-in capital		12,432	2,464
Warrants		161,432	—
Foreign currency translation reserve		(86)	—
Retained earnings		(297,752)	(181,005)

Equity attributable to equity holders of the parent		$(232,878)	$(117,288)

Total equity (deficit)		$(232,878)	$(117,288)

Total liabilities and shareholders’ equity		$50,682	$54,618

The accompanying notes are an integral part of the Consolidated Financial Statements.

NETTAR GROUP INC.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(Expressed in thousands of US dollars, except share information)

	Share capital
	Ordinary shares	Value	Preferred Shares	Value	Treasury shares	Additional paid-in capital	Other paid-in capital	Warrants	Retained earnings	Foreign currency translation reserve	Attributable to the equity holders of the parent	Total equity (deficit)
Balance as of January 1, 2019	4,823,645	$—	8,740,398	$—	$—	$60,014	$753	$—	$(46,426)	$—	$14,341	$14,341
Exercise of stock options (Note 10)	9,136	—	—	—	—	16	—	—	—	—	16	16
Net loss	—	—	—	—	—	—	—	—	(20,765)	—	(20,765)	(20,765)
Share-based compensation (Note 11)	—	—	—	—	—	—	852	—	107	—	959	959

Balance as of December 31, 2019	4,832,781	$—	8,740,398	$—	$—	$60,030	$1,605	$—	$(67,084)	$—	$(5,449)	$(5,449)

Issuance of shares (Note 10)	96,481	—	—	—	—	1,223	—	—	—	—	1,223	1,223
Net loss	—	—	—	—	—	—	—	—	(113,926)	—	(113,926)	(113,926)
Share-based compensation (Note 11)	—	—	—	—	—	—	859	—	5	—	864	864

Balance as of December 31, 2020	4,929,262	$—	8,740,398	$—	$—	$61,253	$2,464	$—	$(181,005)	$—	$(117,288)	$(117,288)

Exercise of stock options (Note 10)	333,806	—	—	—	—	792	—	—	—	—	792	792
Preferred shareholder transaction (Note 17)	—	—	(4,128,413)	—	(170,949)	—	—	161,432	—	—	(9,517)	(9,517)
Net loss	—	—	—	—	—	—	—	—	(117,741)	—	(117,741)	(117,741)
Other comprehensive loss	—	—	—	—	—	—	—	—	—	(86)	(86)	(86)
Share-based compensation (Note 11)	—	—	—	—	—	—	9,968	—	994	—	10,962	10,962

Balance as of December 31, 2021	5,263,068	$—	4,611,985	$—	$(170,949)	$62,045	$12,432	$161,432	$(297,752)	$(86)	$(232,878)	$(232,878)

The accompanying notes are an integral part of the Consolidated Financial Statements.

NETTAR GROUP INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in thousands of US dollars)

		Year Ended December 31,
	Notes	2021	2020	2019
Cash flows from operating activities:
Net loss		$(117,741)	$(113,926)	$(20,765)
Adjustments to reconcile Net loss to net cash flows used in operating activities:
Depreciation expense	8	10,825	3,182	4,238
Depreciation on right-of-use assets	18	477	286	—
Income tax (benefit) expense	7	(232)	148	83
Share-based compensation	11	10,962	1,984	959
Interest expense and other	6	11,684	7,509	4,501
Embedded derivative expense (income)	17	42,102	84,224	(4,230)
Gain on debt extinguishment	17	(3,576)	—	—
Interest on lease liabilities	18	49	57	—
Foreign exchange differences		(2,385)	(1,507)	(156)
Disposals of property and equipment	8	588	—	—
Allowance for bad debts	5	1,794	—	—
Changes in operating assets and liabilities:
Accounts receivable - trade		(2,986)	7	12
Prepaids and other current assets		(1,706)	(228)	(170)
Accounts payable - trade		2,135	555	(251)
Contract liabilities		480	455	1,000
Accrued expenses and other liabilities		19,810	(76)	710

Net cash used in operating activities		(27,720)	(17,330)	(14,069)

Cash flows from investing activities:
Capital expenditures		(11,216)	(9,259)	(8,301)
Other financial assets		3	14	—

Net cash used in investing activities		(11,213)	(9,245)	(8,301)

Cash flows from financing activities:
Proceeds from loans, Series X Preferred Shares and issuance of convertible notes debt	17	27,832	18,047	27,000
Payments of lease liabilities	18	(447)	(370)	—
Contributed capital and additional paid-in capital		515	103	16

Net cash provided by financing activities		27,900	17,780	27,016

Net increase (decrease) in cash and cash equivalents		(11,033)	(8,795)	4,646
Effect of foreign exchange rate changes		2,299	1,507	156
Cash and cash equivalents - beginning of period		17,267	24,555	19,753

Cash and cash equivalents - end of period		$8,533	$17,267	$24,555

The accompanying notes are an integral part of the Consolidated Financial Statements.

NETTAR GROUP INC.

Notes to Consolidated Financial Statements

(Expressed in thousands of US dollars, except per share data, unless otherwise stated)

1. Description of Business and Basis of Presentation

Nettar Group Inc. is the holding company of Satellogic group (collectively, the “Group”) as of December 31, 2021, 2020 and 2019 and for the years then ended. It was incorporated on October 7, 2014 under the laws of the British Virgin Islands (“BVI”) as an International Business Company. The registered office is located at Kingston Chambers BOX 173 C/O Maples Corporate Services BVI LTD Road Town, Tortola D8 VG1110.

The Group invests in the software, hardware, optics of the aero-space industry, focusing on satellite and image analytics technologies. The goal is to build a planetary scale analytics platform based on a proprietary satellite constellation with the capability to generate insights from images and information, with focus on multi-temporal analysis and high frequency of revisits.

The financial year-end of the Group is December 31.

Nettar Group, Inc., and CF Acquisition Corp. V (Nasdaq: CFV) (“CF V”), a special purpose acquisition company sponsored by Cantor Fitzgerald, announced on July 5, 2021 that they have entered into a definitive merger agreement that will result in Satellogic Inc (a new entity of the Group, formed for the purpose of participating in the merger transaction with CF V) becoming a publicly traded company. Further information related to the merger transaction of the Group consummated after December 31, 2021, see Note 20 (Subsequent Events). Such transaction was initially filed by Satellogic Inc., a whole-owned subsidiary of the Group as of December 31, 2021, with the US Securities and Exchange Commission (SEC) on the Form 8-K on July 6, 2021, then in the Satellogic Inc.’s Registration Statement on Form F-4 initially filed with the SEC on August 12, 2021 and as amended on September 24, 2021, October 19, 2021, November 5, 2021 and November 10, 2021, which was declared effective by the SEC on November 12, 2021 and Satellogic Inc.’s definitive proxy statement filed with the SEC on November 12, 2021.

Basis of Presentation

The Consolidated Financial Statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and the rules and regulations of the US Securities and Exchange Commission (“SEC”).

The Consolidated Financial Statements have been prepared on a historical cost basis, except for certain financial instruments that are measured at fair values at the end of each reporting period, as explained in the significant accounting policies below. Historical cost is generally based on the fair value of the consideration given in exchange for goods and services. The Consolidated Financial Statements are presented in United States dollars (hereinafter “US dollars” or “$”).

The Consolidated Statements of Profit or Loss and Other Comprehensive Loss, Consolidated Statements of Changes in Equity and Consolidated Statements of Cash Flows are presented for the years ended December 31, 2021, 2020 and 2019 for comparative information. The Consolidated Statements of Financial Position are presented as of December 31, 2021 and 2020 for comparative information.

These Consolidated Financial Statements as of December 31, 2021 and 2020 and for each of the three years in the period ended December 31, 2021, were approved by the Group’s Board of Directors on April 29, 2022.

NETTAR GROUP INC.

Notes to Consolidated Financial Statements

(Expressed in thousands of US dollars, except per share data, unless otherwise stated)

Reclassification

Certain prior period amounts have been reclassified to conform with current period presentation.

Principles of Consolidation

The Consolidated Financial Statements included the accounts of Group and its 100% owned subsidiaries. All intercompany transactions and accounts are eliminated in consolidation.

Liquidity and Going Concern

The accompanying Consolidated Financial Statements have been prepared on a going concern basis, which contemplates continuity of operations, the realization of assets and the satisfaction of liabilities in the normal course of business. As shown in the accompanying Consolidated Financial Statements for the years ended December 31, 2021, 2020 and 2019, respectively, the Group incurred net losses of $117,741 thousand, $113,926 thousand and $20,765 thousand and used cash in operations of 27,720 thousand, $17,330 thousand and $14,069 thousand. As mentioned in Note 20 (Subsequent Events), on January 25, 2022 Satellogic Inc. (the “Company”), consummated the transactions contemplated by that previously announced Agreement and Plan of Merger dated as of July 5, 2021. The transaction resulted in the addition of approximately $168 million in cash to the Consolidated Statement of Financial Position in 2022. Refer to Note 20 (Subsequent Events) for additional information. The Group believes that its cash on hand following the consummation of the transaction mentioned above will be sufficient to meet its working capital and capital expenditure requirements for a period of at least 12 months from the end of the reporting period.

2. Significant Accounting Judgements, Estimates and Assumptions and Summary of Significant Accounting Policies

Significant Accounting Judgements, Estimates and Assumptions

The preparation of the Group’s consolidated financial statements requires management to make judgments, estimates and assumptions that affect the reported amounts of revenues, expenses, assets and liabilities, and the accompanying disclosures. Uncertainty about these assumptions and estimates could result in outcomes that require a material adjustment to the carrying amount of assets or liabilities affected in future periods.

Other disclosures relating to the Group’s exposure to risks and uncertainties include:

•	Capital Management (Note 14)

•	Financial instruments risk management and policies (Note 15)

•	Sensitivity analyses disclosures (Note 15)

Estimates and assumptions

The key assumptions concerning the future and other key sources of estimation uncertainty at the reporting date, that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year, are described below. The Group based its assumptions and estimates on parameters available when the Consolidated Financial Statements were prepared. Existing circumstances and assumptions about future developments, however, may change due to market changes or circumstances arising that are beyond the control of the Group. Such changes are reflected in the assumptions when they occur.

NETTAR GROUP INC.

Notes to Consolidated Financial Statements

(Expressed in thousands of US dollars, except per share data, unless otherwise stated)

Share-based options

Estimating fair value for share-based options requires determination of the most appropriate valuation model, which depends on the terms and conditions of the grant. This estimate also requires determination of the most appropriate inputs to the valuation model and making assumptions about them. The Group used the Black Scholes model for measuring the fair value of equity settled awards with employees under the “2015 Share Plan amended June 14, 2016 and June 10, 2019 (the “Plan”)” for the years ended 2021, 2020 and 2019. The assumptions and models used for estimating fair value for share-based payment transactions are disclosed in Note 11 (Share-based Compensation).

Fair value measurement of financial instruments

When the fair values of financial assets and financial liabilities recorded in the Statement of Financial Position cannot be measured based on quoted prices in active markets, their fair value is measured using valuation techniques including a discounted cash flow model. The inputs to these models are taken from observable markets where possible, but where this is not feasible, a degree of judgment is required in establishing fair values. Judgments include considerations of inputs such as liquidity risk, credit risk and volatility. Changes in assumptions relating to these factors could affect the reported fair value of financial instruments. See Note 15 (Financial Instruments Risk) for additional information.

Taxes

Deferred tax assets are recognized for unused tax losses to the extent that it is probable that taxable profit will be available against which the losses can be utilized. Significant judgment by management is required to determine the amount of deferred tax assets that can be recognized, based upon the likely timing and the level of future taxable profits, together with future tax planning strategies.

The Group has $9,124 thousand and $4,434 thousand of deferred income tax assets as of December 31, 2021 and 2020, respectively. Based on estimations by the Group’s management, the Group has booked an allowance of $7,484 thousand and $4,386 thousand as of December 31, 2021 and 2020, respectively, to reduce the valuation of the net deferred income tax asset to is probable recovery value.

Summary of Significant Accounting Policies

Revenue Recognition

The Group is building a proprietary satellite constellation with the capability to generate insights from images and information, with focus on multi-temporal analysis and high frequency of revisits.

The Group accounts for a contract when it has approval and commitment from both parties, the rights of the parties are identified, payment terms are established, the contract has commercial substance and collectability of consideration is probable.

The Group recognizes revenue under a contract once control of the deliverable has passed to the customer. The following indicators are evaluated in determining when control has passed to the customer: (i) the Group has a right to payment for the imagery, (ii) the Group has made available the imagery to the customer, (iii) the customer has the right to deploy the imagery in its activities, and (iv) the customer receives the rewards of obtaining the imagery. The Group’s imagery can be delivered to the customers in two ways, either by providing access on the Group’s platform or via electronic delivery.

NETTAR GROUP INC.

Notes to Consolidated Financial Statements

(Expressed in thousands of US dollars, except per share data, unless otherwise stated)

The Group provides a satellite-as-a-service offering to its customers which allows the customer continued access to a platform to obtain the latest imagery generated by the Group’s satellites throughout a contractual term. The Group has fulfilled its performance obligation when the customer receives and consumes the benefit of access to the latest imagery over the contractual term. The Group recognizes revenue on a straight-line basis over the contractual term to reflect the continued benefit to the customer of access to the Group’s satellite imagery.

The Group also provides imagery related to specific requested tasks from customers. The Group’ performance obligation under the contract is met and it recognizes revenue from these transactions at the point-in-time when control of the specific imagery has passed to the customer, which is usually upon delivery of the imagery to the customer.

At times, the Group may grant the customer the ability to name certain satellites. The naming rights of the satellites provides marketing value over the contractual term to the customer and is considered a distinct performance obligation. The Group recognizes the revenue related to the naming rights on a straight-line basis over the contractual period.

The Group also provides technical support of satellite data downlink for customers’ ground stations. The Group considers this service to be a distinct performance obligation. Technical support provides a stand-ready obligation to the customer for any technical issues that may arise in connection with the accessing and downloading of images. The Group recognizes revenue on a straight-line basis over the contractual period.

The Group may also sell some of its imagery as part of contractual arrangements containing multiple deliverables. For each deliverable that represents a distinct performance obligation, total arrangement consideration is allocated based upon the determined selling prices of each performance obligation. When naming rights are present in a contract, the Group may use a third-party valuation specialist to determine the fair value of this right. The Group will then ascribe a proportion of the contract consideration to this performance obligation.

The nature of the Group’s contracts does not currently give rise to variable consideration related to returns or refunds as those are not offered.

The Group evaluates contracts with a minimum purchase commitment to determine whether it expects to be entitled to a breakage amount. The Group considers the requirements on constraining estimates variable consideration. The following factors are evaluated when assessing the increased likelihood of a significant revenue reversal: (i) the amount of consideration is highly susceptible to factors outside the Group’s influence (e.g. volatility in a market, judgment of action of third parties, weather conditions), (ii) the uncertainty about the amount of consideration is not expected to be resolved for a long period of time, (iii) the Group’s experience with similar types of contracts is limited, or that experience has limited predictive value, (iv) the Group has a practice of either offering a broad range of price concessions or changing the payment terms and conditions of similar contracts in similar circumstances, and (v) the contract has a large number and broad range of possible consideration amounts.

The Group excludes amounts collected on behalf of third-parties, such as sales taxes, when determining transaction price.

NETTAR GROUP INC.

Notes to Consolidated Financial Statements

(Expressed in thousands of US dollars, except per share data, unless otherwise stated)

Contract liabilities consist of payments received from customers, or such consideration that is contractually due, in advance of providing the product or performing services. Contract liabilities are comprised of an advance payment from the Group’s contract with a commercial space technology customer.

The Group currently does not incur any incremental direct costs from obtaining customer contracts.

The Group has elected to use the practical expedient for its performance obligations table to include only those customer contracts that are longer than 12 months at the time of contract inception and those contracts that are non-cancelable.

The Group requests payments for its imagery in advance or with the delivery of the imagery. The Group generally does not enter into any long-term financing arrangements or payment plans with customers. Although the Group’s business practice is not to enter into contracts with non-cash consideration, at times this may occur. In these instances, the Group determines the fair value of the non-cash consideration at contract inception and includes this value as part of the total arrangement consideration. In instances where the Group cannot reasonably estimate the fair value of the non-cash consideration, the Group will measure the consideration indirectly by reference to its stand-alone selling price of the goods promised to the customer in exchange for consideration.

Current Versus Non-current Classification

The Group presents assets and liabilities in the Consolidated Statements of Financial Position based on a current and non-current classification. The Group classifies all amounts to be realized or settled with 12 months after the reporting period to be current and all other amounts to be non-current.

Fair Value Measurement

Financial instruments, such as money market funds and derivative financial liabilities, are measured at fair value at each balance sheet date. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value measurement is based on the presumption that the transaction to sell the asset or transfer the liability takes place either:

•	In the principal market for the asset or liability; or

•	In the absence of a principal market, in the most advantageous market for the asset or liability.

The principal or the most advantageous market must be accessible by the Group.

The fair value of an asset or a liability is measured using the assumptions that market participants would use when pricing the asset or liability, assuming that market participants act in their best economic interest. In determining the fair value, valuation techniques are used which maximizes the use of relevant observable inputs and minimizes the use of unobservable inputs.

All assets and liabilities for which fair value is measured or disclosed in the Consolidated Financial Statements are categorized within a fair value hierarchy. Each fair value measurement is reported in one of the three levels, which is determined by the lowest level input that is significant to the fair value measurement in its entirety. These levels are:

NETTAR GROUP INC.

Notes to Consolidated Financial Statements

(Expressed in thousands of US dollars, except per share data, unless otherwise stated)

•	Level 1: Quoted (unadjusted) market prices in active markets for identical assets or liabilities.

•	Level 2: Valuation techniques for which the lowest level input that is significant to the fair value measurement is directly or indirectly observable.

•	Level 3: Valuation techniques for which the lowest level input that is significant to the fair value measurement is unobservable.

Assets and liabilities recognized at fair value on a recurring basis in the Consolidated Financial Statements are re-assessed at the end of each reporting period to determine whether any transfers have occurred between levels in the hierarchy. External specialists are involved for valuation of significant liabilities, such as embedded derivatives. Involvement of external specialists is determined annually by management. Selection criteria include market knowledge, reputation, independence and whether professional standards are maintained. Management decides, after discussions with the Group’s external specialists, which valuation techniques and inputs to use for each case.

For fair value disclosures, classes of assets and liabilities are based on the nature, characteristics and risks of the asset or liability and the level of the fair value hierarchy.

Foreign Currencies

The Group’s functional currency is the US dollar. All legal entities have the US dollar as its functional currency, except for Satellogic Solutions S.L. (the Euro) and Telluric Ltd. (the Israeli new shekel). The functional currency for each legal entity is reviewed annually.

For those entities with the US dollar as their functional currency, the monetary assets and liabilities denominated in foreign currencies are translated at the spot rate in effect at the applicable reporting date, non-monetary assets and liabilities are translated at historical exchange rates, and revenues and expenses denominated in foreign currencies are translated at the functional currency spot rate at the date of the transaction is incurred. The resulting foreign currency translation adjustment is recorded as Other financial income (expense) in the Consolidated Statement of Profit or Loss and Comprehensive Loss.

For those entities with other than the US dollar as their functional currency, all assets and liabilities denominated in foreign currencies are translated to US dollar at the spot rate in effect at the applicable reporting date and revenues and expenses denominated in foreign currencies are translated at the functional currency spot rate at the date of the transaction is incurred. The resulting foreign currency translation adjustment is recorded as Other comprehensive income, which is reflected as a separate component of Shareholders’ equity.

Leases

The Group enters into lease contracts, as assessed at contract inception, primarily for real estate and equipment. On the lease commencement date, the Group recognizes a right-of-use (“ROU”) asset and lease liability. The cost of right-of-use assets includes the amount of lease liabilities recognized, initial direct costs incurred, and lease payments made at or before the commencement date less any lease incentives received. Lease liabilities are recorded based on the present value of the future lease fixed payments. In determining the present value of future lease payments, the Group uses its incremental borrowing rate based on the information available at the commencement date. For real estate and equipment contracts, the Group generally

NETTAR GROUP INC.

Notes to Consolidated Financial Statements

(Expressed in thousands of US dollars, except per share data, unless otherwise stated)

accounts for the lease and non-lease components as a single lease component. In assessing the lease term, the Group includes options to renew only when it is reasonably certain that it will be exercised; a determination which is at the sole discretion of the Group. Variable lease payments are recognized as expenses in the period incurred. For leases with an initial term of 12 months or less, the Group has elected to not record a right-of-use asset and lease liability. The Group records lease expense on a straight-line basis over the shorter of the lease term and estimated useful lives of the assets, beginning on the commencement date.

Financial Instruments

Financial assets and financial liabilities are recognized when the Group becomes a party to the contractual provisions of the financial instrument. Financial assets are derecognized when the contractual rights to the cash flows from the financial asset expire, or when the financial asset and substantially all the risks and rewards are transferred. A financial liability is derecognized when it is extinguished, discharged, cancelled or expires.

Classification and initial measurement of financial assets

Except for those trade receivables that do not contain a significant financing component and are measured at the transaction price in accordance with IFRS 15, all financial assets are initially measured at fair value adjusted for transaction costs, where applicable.

Financial assets are classified into one of the following categories:

•	amortized cost

•	fair value through profit or loss (“FVTPL”), or

•	fair value through other comprehensive income (“FVOCI”).

In the periods presented the Group does not have any financial assets categorized as FVOCI.

The classification is determined by both:

•	the entity’s business model for managing the financial asset, and

•	the contractual cash flow characteristics of the financial asset.

All income and expenses relating to financial assets that are recognized in the Statement of Profit or Loss and Other Comprehensive Loss are presented within finance costs, embedded derivative (expense) income, finance income or other financial items, except for impairment of trade receivables which is presented within Administrative expenses.

NETTAR GROUP INC.

Notes to Consolidated Financial Statements

(Expressed in thousands of US dollars, except per share data, unless otherwise stated)

Subsequent measurement of financial assets

Financial assets at amortized cost:

Financial assets are measured at amortized cost if the assets meet the following conditions (and are not designated as FVTPL):

•	they are held within a business model whose objective is to hold the financial assets and collect its contractual cash flows, and

•	the contractual terms of the financial assets give rise to cash flows that are solely payments of principal and interest on the principal amount outstanding.

After initial recognition, these are measured at amortized cost using the effective interest method (“EIR”). Discounting is omitted where the effect of discounting is immaterial.

Financial assets at fair value through profit or loss (FVTPL):

Financial assets held within a different business model other than ‘hold to collect’ or ‘hold to collect and sell’ are categorized at FVTPL. Further, irrespective of the business model used, financial assets whose contractual cash flows are not solely payments of principal and interest are accounted for at FVTPL. All derivative financial instruments of the Group fall into this category.

Assets in this category are measured at fair value with gains or losses recognized in profit or loss. The fair values of financial assets in this category are determined by reference to active market transactions or using a valuation technique where no active market exists.

Impairment of Financial Assets

For financial assets at amortized cost, the Group recognizes an allowance for expected credit losses (“ECLs”) for all financial assets instruments not held at fair value through the Consolidated Statement of Profit or Loss and Comprehensive Loss. ECLs are based on the difference between the contractual cash flows due in accordance with the contract and all the cash flows that the Group expects to receive, discounted at an approximation of the original effective interest rate. The expected cash flows will include cash flows from the sale of collateral held or other credit enhancements that are integral to the contractual terms.

ECLs are recognized in two stages. For credit exposures for which there has not been a significant increase in credit risk since initial recognition, ECLs are provided for credit losses that result from default events that are possible within the next 12-months. For those credit exposures for which there has been a significant increase in credit risk since initial recognition, a loss allowance is required for credit losses expected over the remaining life of the exposure, irrespective of the timing of the default.

The Group considers a financial asset in default when contractual payments are 90 days past due unless the Group has reasonable and supportable information to demonstrate that a more lagging default criterion is more appropriate. In certain cases, the Group may also consider a financial asset to be in default when internal or external information indicates that the Group is unlikely to receive the outstanding contractual amounts in full before taking into account any credit enhancements held by the Group. A financial asset is written off when there is no reasonable expectation of recovering the contractual cash flows.

Classification and measurement of financial liabilities

Financial liabilities include borrowings, trade and other payables and derivative financial instruments.

NETTAR GROUP INC.

Notes to Consolidated Financial Statements

(Expressed in thousands of US dollars, except per share data, unless otherwise stated)

All financial liabilities are recognized initially at fair value, including notes debt which is recognized net of directly attributable transaction costs.

Subsequently, financial liabilities are measured at amortized cost using the effective interest method except for derivatives and financial liabilities designated at FVTPL, which are carried subsequently at fair value with gains or losses recognized in the Consolidated Statement of Profit or Loss and Comprehensive Loss.

All interest-related charges and, if applicable, changes in an instrument’s fair value that are reported in the Statement of Profit or Loss and Comprehensive Loss are included within finance costs or finance income.

Cash and Cash Equivalents

Cash and cash equivalents include deposits in banks and short-term (original maturities of three months or less at the time of purchase), highly liquid investments that are readily convertible to known amounts of cash and are so near maturity that there is insignificant risk of changes in the value due to interest rate changes.

Property and Equipment

Property and equipment produced or acquired are stated at their production or acquisition cost, which includes all costs directly attributable to making the asset ready for use, less accumulated depreciation and any accumulated impairment losses.

Satellite costs include all expenses incurred for the building of individual satellites and comprise the manufacturing, launch and related launch-insurance costs and costs directly attributable to software programming. The Advances for satellites and satellites under construction primarily consist of percentage completion payments for the construction of future satellites and advances paid in respect of launch vehicles and related launch-insurance costs. Studies, direct labor costs, consultancy fees and other costs incurred directly in connection with satellite construction are also capitalized.

The Group calculates depreciation expense using the straight-line method over the estimated useful lives of the assets.

The useful lives of the categories of property and equipment are as follows:

Categories	Estimated Useful Life in years
Satellites	3
Research and development	3-5
Other property and equipment	3-10

The remaining useful lives of property and equipment are reviewed annually based on the satellites forecast utilization and the technical assessment of their useful lives. In instances of significant changes to the estimated remaining useful, the remaining carrying value of the fixed asset is depreciated over the new estimated remaining useful life.

NETTAR GROUP INC.

Notes to Consolidated Financial Statements

(Expressed in thousands of US dollars, except per share data, unless otherwise stated)

Accounts payable – trade

Accounts payable-trade are recognized when the Group has received an invoice from a vendor or supplier for a product or service that has been completed. The payments terms of the Group’s accounts-payable trade are generally short-term in duration.

Provisions

Provisions are recognized when the Group has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. When the Group expects some or all of a provision to be reimbursed, the reimbursement is recognized as a separate asset, but only when the reimbursement is virtually certain. The expense relating to a provision is presented in the Consolidated Statement of Profit or Loss and Comprehensive Loss, net of any reimbursement. All provisions are reviewed at each balance sheet date and adjusted to reflect the current best estimate of the Group’s management.

Share-based Compensation

The Group measures all equity-based payments using a fair-value-based method as of the award grant date and vesting conditions and records Share-based compensation expense over the requisite service period for each award using the straight-line method in its Consolidated Financial Statements. The expense calculation includes estimated forfeiture rates, which have been developed based upon historical experience. As the Group records Share-based compensation expense, a corresponding increase is recorded to Other paid-in-capital, a component of Shareholders’ Equity.

Taxes

Current Income Tax

Current income tax assets and/or liabilities are those amounts expected to be recovered from or paid to taxation authorities at each reporting or prior reporting date. The current tax payable is measured on taxable income that differs from the Consolidated Statements of Profit and Loss due to permanent and/or temporary timing differences. The tax rates and tax laws used to calculate the current tax are those that are enacted or substantively enacted at the reporting date in the countries where the Group operates and generates taxable income.

Deferred Income Tax

Deferred income tax is determined using the liability method of accounting for income tax. The deferred income tax reflects the temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the respective tax basis at the reporting date.

Deferred tax is recognized for all taxable temporary differences, except:

•

when the deferred tax liability arises from the initial recognition of goodwill, or an asset or liability (other than in a business combination) and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and

NETTAR GROUP INC.

Notes to Consolidated Financial Statements

(Expressed in thousands of US dollars, except per share data, unless otherwise stated)

•

in respect of taxable temporary differences associated with investments in subsidiaries, associates and interests in joint arrangements, when the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future.

Deferred tax assets are recognized for all deductible temporary differences, the carry forward of unused tax credits and any unused tax losses to the extent that it is probable that future taxable profit will be available against which the deductible temporary differences, unused tax credit carry forwards and unused tax losses can be utilized.

The carrying amount of deferred tax assets is reviewed at each reporting date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilized.

Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply in the year when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the reporting date.

Deferred tax assets and liabilities relating to items recognized outside of the Consolidated Statements of Profit or Loss and Comprehensive Loss are recognized in correlation to the underlying transaction either in Other comprehensive income or directly in Shareholders’ Equity.

Deferred income tax assets and liabilities are offset if a legally enforceable right exists to set off current tax assets against current tax liabilities and the deferred taxes relate to the same taxable entity and the same taxation authority.

Uncertain Tax Positions

Management periodically evaluates positions taken in the tax returns with respect to situations in which applicable tax regulations are subject to interpretation. Where it is determined that it is not probable that a tax authority will accept an uncertain tax position, the Company reflects the tax effect using one of the following methods, dependent upon the method expected to better predict the resolution of the uncertainty:

•	the most likely amount; or

•	the expected value.

3. Recent Accounting Pronouncements

The following IFRS amendments and interpretations are effective from January 1, 2021 but they do not have a material impact on the Group’s consolidated financial statements:

•	Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16 – Interest Rate Benchmark Reform – Phase 2

•	Amendments to IFRS 16 – Covid-19-related Rent Concessions beyond 30 June 2021

The new and revised standards and interpretations that are issued but are not yet effective for the periods presented were not early adopted by the Group in preparing these consolidated financial statements.

NETTAR GROUP INC.

Notes to Consolidated Financial Statements

(Expressed in thousands of US dollars, except per share data, unless otherwise stated)

Standard or interpretation	Effective date	Planned application by Satellogic in reporting year
Amendments to IFRS 3: References to Conceptual Framework	January 1, 2022	2022
Amendments to IAS 37: Onerous contracts—Cost of fulfilling a contract	January 1, 2022	2022
Amendments to IAS 16: Property, Plant and Equipment: Proceeds before Intended Use	January 1, 2022	2022
Annual Improvements to IFRS Standards 2018 - 2020	January 1, 2022	2022
Amendments to IAS 1: Classification of Liabilities as Current or Non-current	January 1, 2023	2023
IFRS 17 and amendments to IFRS 17: Insurance Contracts	January 1, 2023	2023
Amendments to IAS 8: Definition of Accounting Estimates	January 1, 2023	2023
Amendments to IAS 12: Deferred Tax related to Assets and Liabilities arising from a Single Transaction	January 1, 2023	2023
Amendments to IAS 1 and IFRS Practice Statement 2: Disclosure of Accounting Policies	January 1, 2023	2023
Amendments to IFRS 10 and IAS 28: Sale or Contribution of Assets between an Investor and its Associate or Joint Venture	Deferred indefinitely

The Group is still evaluating the potential impact of these issued, but not yet effective new and revised standards and interpretations; however, the Group does not expect the adoption these standards to have a material impact on the Consolidated Financial Statements.

4. Revenue from Contracts with Customers, Contract Liabilities and Remaining Performance Obligations

The Group’s revenue is derived from selling imagery and its only business activity is building of a satellite constellation to support the selling of imagery. During the year ended December 31, 2021, the Group recognized revenue of $4,247 thousand, of which $3,858 thousand was recognized over time and $389 thousand was recognized at a point-in-time. The Group was pre-revenue prior to the current year.

The Group’s segment information reflects the way the Chief Operating Decision Maker uses internal reporting to evaluate business performance, allocate resources and manage operations. For management purposes, the Group is organized into a single reportable segment.

Information about the Group’s revenue by geography is as follows:

	Year Ending December 31,
	2021	2020	2019
Revenue by geography (1)
Asia Pacific	$3,988	$—	$—
North America	201	—	—
Other	58	—	—

Total revenue	$4,247	$—	$—

(1)	Revenue by geography is based on the geographical location of the customer.

The Group has one customer that accounted for more than 10% of revenue for the twelve months ended December 31, 2021, of which $3,858 thousand of revenue was recognized. The agreement with the customer was originally signed on June 12, 2019 and modified on September 22, 2021. Under the terms of the modified agreement, the Group agreed to deliver imagery over an agreed upon geographical space for a period of 12 years on a take-or-pay

NETTAR GROUP INC.

Notes to Consolidated Financial Statements

(Expressed in thousands of US dollars, except per share data, unless otherwise stated)

basis, in exchange for $38,236 thousand of cash consideration, which is inclusive of VAT, and the right to use a building for an Assembly, Integration and Test facility. The Group also has the ability to earn additional consideration if the customer requests imagery in excess of the service cap. The Group agreed to collect the cash consideration, through quarterly payments of $797 thousand over ten years, which started in November 2021, with the remaining cash consideration collected as upfront milestone payments. The Group has collected $2,072 thousand, of which $1,000 thousand is included as a non-current contract liability, from this customer as of December 31, 2021.

In November 2021, the Group entered a 5-year noncancellable agreement with a technology company that requires the customer to purchase a minimum of $4,000 thousand of multispectral, hyperspectral, full-motion video or private delivery uplift products each year. The Group recognizes revenue as products are delivered to the customer. The customer pays the Group in non-cash consideration in the form of a license to a proprietary software platform, which the Group uses in its internal operations. The access to the platform is granted to the Group regardless of the level of products ordered. The customer has the option of purchasing additional products from the Group in exchange for cash consideration at the Group’s non-discounted standard price. For the year ended December 31, 2021, the Group recognized an insignificant amount of revenue related to this contract.

Contract liabilities and Remaining Performance Obligations

The Group’s contract liabilities consist of payments received from customers, or such consideration contractually due, in advance of providing the satellite imagery or related service. Amounts included in Contract liabilities are as follows:

	Year Ending December 31,
	2021	2020
Non-current	$1,000	$1,000
Current	935	455

Total	$1,935	$1,455

During the year ended December 31, 2021, the Group recognized revenue of $455 thousand that was included as a Contract liability as of December 31, 2020.

A contract’s transaction price is allocated to each distinct performance obligation and recognized as revenue when, or as, the performance obligation is satisfied. The following table represents the total transaction price for the remaining performance obligations as of December 31, 2021 related to non-cancellable contracts longer than 12 months in duration that is expected to be recognized over future periods.

	Within 1 Year	Years 1-2	Years 2-3	Thereafter
Remaining performance obligations	$7,048	$14,096	$13,956	$19,050

NETTAR GROUP INC.

Notes to Consolidated Financial Statements

(Expressed in thousands of US dollars, except per share data, unless otherwise stated)

5. Cost of sales and Operating Expenses

Cost of sales

Cost of sales includes direct costs related to ground stations, cloud and infrastructure costs, and digital image processing. During the year ended December 31, 2021, the Group began to recognize cost of sales primarily related to a single customer with a commercial space technology company.

Administrative expenses

	Year Ending December 31,
	2021	2020	2019
Administrative expenses
Professional fees related to merger transaction (1)	$(16,263)	$—	$—
Professional fees	(5,439)	(1,684)	(669)
Share-based compensation	(5,355)	(1,371)	(330)
Salaries, wages, and other benefits	(4,432)	(3,377)	(1,763)
Allowance for doubtful accounts (2)	(1,794)	—	—
Other administrative expenses	(3,366)	(1,695)	(1,562)

Total	$(36,649)	$(8,127)	$(4,324)

(1)	Refer to Note 20 (Subsequent Events) for further details on the merger transaction.
(2)	The Group has recognized an allowance for doubtful accounts only in the year ended December 31, 2021 and for an amount of $1,794 thousand.

Research and development

	Year Ending December 31,
	2021	2020	2019
Research and development
Salaries, wages, and other benefits	$(6,296)	$(4,413)	$(4,676)
Share-based compensation	(1,968)	(471)	(597)
Professional fees	(91)	(489)	(543)
Other research and development expenses	(1,285)	(506)	(556)

Total	$(9,640)	$(5,879)	$(6,372)

NETTAR GROUP INC.

Notes to Consolidated Financial Statements

(Expressed in thousands of US dollars, except per share data, unless otherwise stated)

Other operating expenses, net

	Year Ending December 31,
	2021	2020	2019
Other operating expenses, net
Salaries, wages, and other benefits	$(6,800)	$(3,040)	$(3,165)
Share based compensation expenses	(3,639)	(142)	(33)
Professional fees	(1,310)	(684)	(714)
Other operating income and expenses	(2,253)	(1,609)	(1,851)

Total	$(14,002)	$(5,475)	$(5,763)

6. Finance Costs, net and Other Financial Income (Expense)

	Year Ending December 31,
	2021	2020	2019
Finance costs, net
Interest expense	$(9,326)	$(7,466)	$(4,468)
Accrued dividends - Series X	(2,367)	—	—
Other finance costs, net	(76)	(22)	365

Total	$(11,769)	$(7,488)	$(4,103)

	Year Ending December 31,
	2021	2020	2019
Other financial income (expense)
Foreign exchange differences	$1,019	$597	$(112)
Other financial income	48	—	—

Total	$1,067	$597	$(112)

7. Income Tax

The Group is incorporated in the British Virgin Islands. The British Virgin Islands do not impose corporate income taxes. The Group’s operations are conducted throughout various subsidiaries in a number of countries throughout the world with significant operations in Uruguay. Consequently, income taxes have been provided based on the laws and rates in effect in the countries in which operations are conducted or in which the Group’s subsidiaries are considered resident for corporate income tax purposes. Components of pre-tax loss/income are as follows:

Net income tax provision summary

	Year Ending December 31,
	2021	2020	2019
Current Tax Provision	$(1,387)	$(186)	$(93)
Deferred Tax Benefit
Benefit relating to origination and reversal of temporary differences	1,592	38	10
Adjustments in respect of temporary differences of previous years (and currency fluctuations)	27	—	—

Net Income Benefit/(Expense)	$232	$(148)	$(83)

NETTAR GROUP INC.

Notes to Consolidated Financial Statements

(Expressed in thousands of US dollars, except per share data, unless otherwise stated)

Current income tax for the years ended December 31, 2021, 2020 and 2019 is an annual tax levied at 30% in Argentina (25% - 30%, depending on taxable income), 25% in China, 23% in Israel, 25% in Spain, 21% in the United States and 25% in Uruguay. A reconciliation of differences between the product of the accounting loss/income multiplied by the weighted average tax rate, as discussed below, and the income tax expense:

Rate reconciliation summary

	Year Ending December 31,
	2021	2020	2019
Loss before income tax expense	$(117,973)	$(113,778)	$(20,682)
Income tax calculated using weight average applicable statutory rates:	4,050	2,221	2,165
U.S. State and Local Income Taxes	(5)	4	—
U.S. - Foreign Derived Intangible Income Deduction	200	—	—
Argentina Tax Inflation Adjustment	381	198	288
Other Permanent Differences	4	20	1
Non-Recognition of Deferred Tax Assets	(3,648)	(1,198)	(898)
Effect of Rates Different than Statutory	(750)	(1,393)	(1,639)

Total	$232	$(148)	$(83)

The weighted average statutory rate for 2021, 2020, and 2019 is 3.38%, 1.95%, and 10.47%, respectively. The weighted average statutory rates fluctuate due to the mix of earnings between taxable and tax-free jurisdictions. In 2021, 2020, and 2019, approximately 88%, 93%, and 65%, respectively, of the consolidated group’s activity is generated in the British Virgin Islands, where the statutory tax rate is 0% and Uruguay, where the Group operates in a free trade zone, leaving a minimal total weighted average statutory rate.

	Year Ending December 31,
	2021	2020
Deferred Tax Assets:
Stock Options	$1,112	$43
Bad Debts	407	—
Deferred Financing Costs	—	—
Other	14	5
Net Operating Loss	107	—

Total Net Deferred Tax Assets/(Liabilities)	$1,640	$48

Items for which no deferred tax asset/liability has been recognized:
Stock Options	941	89
Other Temporary Items	405	428
Net Operating Loss	6,138	3,869

Total	$7,484	$4,386

NETTAR GROUP INC.

Notes to Consolidated Financial Statements

(Expressed in thousands of US dollars, except per share data, unless otherwise stated)

The assessment of the realizability of the deferred tax assets is based on all available positive and negative evidence. Such evidence includes, but is not limited to, recent cumulative earnings or losses, expectations of future taxable income by taxing jurisdiction, and the carry-forward periods available for the utilization of deferred tax assets. The assessment of the recoverability of deferred tax assets will not change until there is sufficient evidence to support their realizability. The Group will continue to assess and record any necessary changes to align its deferred tax assets to their realizable value.

	Expiration	Amount Carried Forward (USD)	Amount Recognized as of December 31, 2021
Argentina Net Operating Loss	December 31, 2022 - December 31, 2026	$20,460	$—
China Net Operating Loss	December 31, 2026	401	100
Netherlands Net Operating Loss	December 31, 2027	16	4
Uruguay Net Operating Loss	December 31, 2026	$10	$3

8. Property and Equipment

Property and equipment consists of the following:

	Satellites	Advances for satellites and satellites under construction	Research and development	Other	Total
Cost
Balance as of January 1, 2020	$10,325	$18,399	$3,404	$1,524	$33,652
Additions	—	15,277	392	274	15,943
Transfers	26,421	(26,421)	—	—	—
Disposals	—	(289)	—	—	(289)

Balance as of December 31, 2020	36,746	6,966	3,796	1,798	49,306
Additions	—	8,815	202	1,109	10,126
Transfers	4,700	(4,700)	—	—	—
Disposals	—	(522)	(11)	—	(533)

Balance as of December 31, 2021	$41,446	$10,559	$3,987	$2,907	$58,899

Depreciation
Balance as of January 1, 2020	$9,248	$—	$1,242	$678	$11,168
Depreciation expense	2,427	—	463	292	3,182
Disposals and other	—	—	84	—	84

Balance as of December 31, 2020	11,675	—	1,789	970	14,434
Depreciation expense	10,086	—	389	350	10,825
Disposals and other	—	—	54	—	54

Balance as of December 31, 2021	$21,761	$—	$2,232	$1,320	$25,313

Carrying amount
Balance as of December 31, 2021	$19,685	$10,559	$1,755	$1,587	$33,586

Balance as of December 31, 2020	$25,071	$6,966	$2,007	$828	$34,872

NETTAR GROUP INC.

Notes to Consolidated Financial Statements

(Expressed in thousands of US dollars, except per share data, unless otherwise stated)

Information of the Group’s non-current assets by geography is as follows:

	Year Ending December 31,
	2021	2020
Non-current assets by geography (1) (2) (3)
Uruguay	$34,062	$34,518
Argentina	1,166	819
Spain	787	839
Other countries	234	37

Total non-current assets	$36,249	$36,213

(1)	Non-current assets include all property and equipment and ROU assets.
(2)	Non-current assets are based on the geographic location of the entity that holds the assets.
(3)	The Group does not have any non-current assets in the country of incorporation of the holding company.

9. Prepaids and Other Current Assets

	Year Ending December 31,
	2021	2020
Prepaids and other current assets
Prepaids	$1,153	$243
Advances to suppliers	829	426
Other current assets	713	103

Total	$2,695	$772

10. Issued Capital and Reserves

During 2021, 2020 and 2019, there are no amendments to Group capital, except for the issuance of Nettar Series X Preferred Shares (classified as liabilities as further described below in this note), the repurchase of Series A, B and B-1 preference shares owned by a former shareholder (see Note 17), and the exercise of stock options and stock awards. The breakdown of each class of share capital as of such dates is as follows:

Shares issued and fully paid

	Year Ending December 31,
Shares issued and fully paid	2021	2020	2019
Ordinary Shares	53	49	48
Series A preference shares	25	47	47
Series B preference shares	14	31	31
Series B-1 preference shares	7	9	9
Series X Preferred Shares	20	—	—

	119	136	135

NETTAR GROUP INC.

Notes to Consolidated Financial Statements

(Expressed in thousands of US dollars, except per share data, unless otherwise stated)

Except for the number of Ordinary Shares and Nettar Series X Preferred shares which changed in 2021 as explained below, the number of shares authorized for each class remained unchanged for the years in 2019 and 2020 as follows:

Authorized shares

Authorized shares	Number of shares	Face value per share
Ordinary Shares	20,000,000	0.00001
Series A preference shares	4,723,330	0.00001
Series B preference shares	3,117,915	0.00001
Series B-1 preference shares	899,153	0.00001
Series X Preferred Shares	2,500,000	0.00001

The number of authorized Ordinary Shares in year 2021 increased from 15.5 million to 20 million and the Nettar Series X Preferred Shares increased by 2.5 million, while the rest of the classes of authorized Preferred shares remained unchanged.

Ordinary shares issued and fully paid

Ordinary shares	Number of shares	Face value per share	Total
At January 1, 2019	4,823,645	0.00001	48
Issuance of shares	9,136	0.00001	—

At December 31, 2019	4,832,781	0.00001	48
Issuance of shares	96,481	0.00001	1

At December 31, 2020	4,929,262	0.00001	49
Issuance of shares	333,806	0.00001	4

At December 31, 2021	5,263,068	0.00001	53

Preferred shares

Preferred shares	Series A	Series B	Series B-1	Series X		Face value per share	Total
At January 1, 2019	4,723,330	3,117,915	899,153	—		0.00001	87
Redemption / Issuance of shares	—	—	—	—		0.00001	—

At December 31, 2019	4,723,330	3,117,915	899,153	—		0.00001	87
Redemption / Issuance of shares	—	—	—	—		0.00001	—

At December 31, 2020	4,723,330	3,117,915	899,153	—		0.00001	87
Treasury shares(2)	(2,176,000)	(1,725,784)	(226,629)	—		0.00001	(41)
Issuance of shares	—	—	—	2,033,230	(1)	0.00001	20

At December 31, 2021	2,547,330	1,392,131	672,524	2,033,230		0.00001	66

(1)	Issuance of 2,033,320 Nettar Series X Preferred shares were classified as liabilities on the Consolidated Statement of Financial Position.

(2)	See Note 17 in relation to the preferred shareholder transaction.

In accordance with the Articles of Association of Nettar Group Inc., the Purchase Agreements and the Investors’ Right Agreements (hereinafter, the Agreements), each holder of Preferred Shares shall be entitled to convert any or all of its Preferred Shares at any time, without the payment of any additional consideration, into such number of fully paid Ordinary Shares per Preferred Share as is determined by dividing the applicable Original Purchase Price by the applicable Conversion Price determined for each series of Preferred and Preference Shares. Furthermore, the Agreements states the events which trigger the automatic conversion of the Preferred and Preference Shares into Ordinary Shares, such as the closing of a Qualified initial public offering (IPO), or with a Requisite Vote to convert all Preferred Shares at the then-effective Conversion Price.

NETTAR GROUP INC.

Notes to Consolidated Financial Statements

(Expressed in thousands of US dollars, except per share data, unless otherwise stated)

In April 2021, the Group entered into an agreement with investors, through which the Group would issue up to 2,500,000 Nettar Series X Preferred Shares, $0.00001 par value per share, at a purchase price of $10.00. The Nettar Series X Preferred Shares carry an annual 7% cumulative dividend, payable upon a liquidation, dissolution, winding up or upon the conversion or redemption of the Nettar Series X Preferred Shares. During the year ended December 31, 2021, a total of 2,033,230 Nettar Series X Preferred Shares were issued.

Since the Series X Preferred Shares contain a contractual obligation to deliver cash or another financial asset (e.g., variable number of common shares), multiple conversion events are based on the occurrence or non-occurrence of events beyond the issuer’s control (e.g., acquisition by a SPAC, next equity financing, an IPO or conversion at the optional election of shareholders), the Preferred Shares were accounted for as a liability. For those conversion options in the Preferred Shares agreement that are considered derivatives under IFRS 9, whose economic risks are expected not to be closely related to the financial instrument, the Group has recognized a separate derivative measured at fair value.

As further detailed in Note 20 (Subsequent Events), and in connection with the merger transaction closed in January 2022, all of the Group’s Preferred Shares outstanding immediately prior to the effective time of the Initial Merger (other than dissenting shares) were converted into a number of Class A Ordinary Shares as determined in the merger agreement.

11. Share-based Compensation

Employees, including senior executives, of the Group receive incentives in the form of share-based options, whereby employees render services as consideration for equity instruments (equity-settled transactions). The Group maintains a plan under which the share-based option awards are issued or modified. The Plan provides for the direct allocation as well as the sale of shares and the granting of options for the purchase of shares, at the discretion of the Group’s Board of Directors, to certain employees, advisors and/or independent directors. The option incentives are usually granted for a four-year vesting term and have a maximum term of ten years.

The Group recognized share-based compensation expense of $10,962 thousand, $1,984 thousand and $959 thousand for the years ended December 31, 2021, 2020 and 2019 respectively. The following components of Shareholders’ equity were increased as follows:

	Year Ending December 31,
	2021	2020	2019
Other paid-in capital	$9,968	$859	$852
Additional paid-in capital	—	1,120	—
Forfeiture options (reclassified to retained earnings)	994	5	107

Total	$10,962	$1,984	$959

There were no cancellations or modifications to the granted awards in 2021, 2020 and 2019.

NETTAR GROUP INC.

Notes to Consolidated Financial Statements

(Expressed in thousands of US dollars, except per share data, unless otherwise stated)

The following table illustrates the number and weighted average exercise prices (“WAEP”) of, and movements in, share options during the years 2021, 2020 and 2019:

	Number 2021	WAEP 2021	Number 2020	WAEP 2020	Number 2019	WAEP 2019
Outstanding at January 1st	1,421,314	$2.75	1,238,025	$2.41	678,677	$1.79
Granted during the year	1,080,491	10.45	348,444	4.14	617,173	3.04
Forfeited during the year	(72,115)	4.21	(104,152)	3.93	(22,278)	1.79
Excercised during the year	(333,806)	2.25	(56,577)	1.82	(9,136)	1.79
Expired during the year	(17,475)	2.53	(4,426)	2.37	(26,411)	1.79
Outstanding at December 31st	2,078,409	$6.79	1,421,314	$2.75	1,238,025	$2.41
Excersisable at December 31st	1,001,770	$3.00	992,024	$2.35	771,631	$2.08

The accumulated amounts related to Share-based options recognized as Other paid-in capital in equity for the years ended December 31, 2021, 2020 and 2019 were 12,432 thousand, 2,464 thousand and 1,605 thousand, respectively. See the Consolidated Statement of Changes in Equity.

The weighted average remaining contractual life for the share options outstanding were 7.95 years, 7.20 years and 7.88 years as of December 31, 2021, 2020 and 2019, respectively.

The following table list the inputs used for the measurement of the Plan during the years ended December 31, 2021, 2020 and 2019, respectively:

	Year Ending December 31,
	2021	2020	2019
Weighted average fair values at the measurement date (grant date)	$23.36	$6.31	$2.05
Dividend yield (%)	—	—	—
Expected volatility (%)	61 - 72	59 - 61	52 - 61
Risk-free interest rate (%)	0.5 - 1.4	0.4 - 0.5	1.3 - 2.2
Contractual life of share options (years)	10	10	10
Weighted average share price (USD)	$6.79	$2.75	$3.04
Model used	Black Scholes	Black Scholes	Black Scholes

The expected volatility reflects the assumption that the historical volatility over a period similar to the life of the options is indicative of future trends, which may not necessarily be the actual outcome.

As further detailed in Note 20 (Subsequent Events), and in connection with the merger transaction closed in January 2022, all options to purchase the Group’s ordinary shares were assumed by Satellogic Inc., the new listed company, and became options to purchase Class A Ordinary Shares of Satellogic Inc., as determined in accordance with the Merger Agreement.

NETTAR GROUP INC.

Notes to Consolidated Financial Statements

(Expressed in thousands of US dollars, except per share data, unless otherwise stated)

12. Accrued Expenses and Other Liabilities

	Year Ending December 31,
	2021	2020
Accrued expenses and other liabilities
Accrued professional fees related to merger transaction(1)	$(16,263)	$—
Provisions	(2,934)	(462)
Payroll and employee benefits payable	(2,545)	(1,717)
Other taxes payable	(2,045)	(439)

Total	$(23,787)	$(2,618)

Total current	(23,435)	(2,582)

Total non-current	$(352)	$(36)

(1)	Refer to Note 20 (Subsequent Events) for further details on the merger transaction.

13. Earnings (loss) per Share (“EPS”)

Basic EPS is calculated by dividing the profit (loss) for the year attributable to ordinary equity holders of the parent by the weighted average number of ordinary shares outstanding during the year. Diluted EPS is calculated by dividing the profit (loss) attributable to ordinary equity holders of the parent by the weighted average number of ordinary shares outstanding during the year plus the weighted average number of ordinary shares that would be issued on conversion of all the dilutive potential ordinary shares into ordinary shares.

The Group identified four financial instruments that qualify as potential ordinary shares: 1) the Preferred and Preference Shares described in Note 10 (Issued Capital and Reserves), 2) the share-based options awards mentioned in Note 11 (Share-based Compensation), 3) the warrant described in Note 17 (Debt) and 4) the Notes debt described in Note 17 (Debt). Each of these potential ordinary shares are antidilutive since their conversion to ordinary shares would decrease loss per share from continuing operations. Basic and diluted EPS are equal since the calculation of diluted earnings per share does not assume conversion, exercise, or other issue of potential ordinary shares that would have an antidilutive effect on earnings (loss) per share.

The following table reflects the income (loss) and share data used in the basic and diluted EPS calculations:

	Year Ending December 31,
	2021	2020	2019
Loss for the year attributable to Equity holders of the parent (basic and diluted)	$(117,741)	$(113,926)	$(20,765)
Weighted average number of ordinary shares (basic and diluted)	5,042,885	4,853,668	4,829,625

Loss per share basic and diluted	$(23.35)	$(23.47)	$(4.30)

14. Capital Management

For the purpose of the Group’s capital management, capital includes issued capital, convertible Preferred and Preference Shares, additional paid in capital, treasure shares, warrants, all other equity reserves attributable to the equity holders of the parent, and debt disclosed in Note 17 (Debt). The Group considers both capital and net debt as relevant components of funding. The Group manages its capital to ensure the Group will be able to continue as a going

NETTAR GROUP INC.

Notes to Consolidated Financial Statements

(Expressed in thousands of US dollars, except per share data, unless otherwise stated)

concern while maximizing the shareholders’ value through the optimization of the debt and equity balance. The Group manages its capital structure and makes adjustments in light of changes in economic conditions. To maintain or adjust the capital structure, the Group may search for new sources of funding (either equity or debt), issue new shares or new convertible promissory notes. The Group has historically funded its operations principally through notes payable, common stock and preferred stock issuances.

The breakdown of the Group capital structure for capital management purposes is as follows:

	Year Ending December 31,
	2021	2020
Treasury shares	$(170,949)	$—
Additional paid-in capital	62,045	61,253
Other paid-in capital	12,432	2,464
Warrants	161,432	—
Foreign currency translation reserve	(86)	—
Retained earnings	(297,752)	(181,005)

Total equity	$(232,878)	$(117,288)

Current debt	$246,189	$125,085
Non-current debt	—	33,795

Total debt	$246,189	$158,880

Total capital management structure	$13,311	$41,592

No changes were made in the objectives, policies, or processes for managing capital during the years ended December 31, 2021, 2020 and 2019.

15. Financial Instruments Risk

Risk management objectives and policies

The Group is subject to a number of risks associated with emerging, technology-oriented companies with a limited operating history, including, but not limited to, dependence on key individuals, a developing business model, initial and continued market acceptance of the Group’s services, protection of the Group’s proprietary technology, competition from substitute products and services.

The Group´s activities expose it to a variety of financial risks, including fair value risk, market risk, interest rate risk, credit risk, foreign currency risk and liquidity risk. The Group’s senior management oversees the management of these risks. The Group’s senior management conducts this oversight in close co-operation with the board of directors and focuses on actively securing the entity´s short to medium term cash flows by minimizing the exposure to financial markets. The Group does not actively engage in the trading of financial assets for speculative purposes.

The Board of Directors reviews and agrees policies for managing each of these risks, which are summarized below.

NETTAR GROUP INC.

Notes to Consolidated Financial Statements

(Expressed in thousands of US dollars, except per share data, unless otherwise stated)

Fair value risk

The Group is subject to fair value risk related to the conversion options contained in the Group’s convertible notes debt and Nettar Series X Preferred Shares and the make-whole premium of the Cantor Loan. Fluctuations in the fair value of these financial instruments may arise from changes significant unobservable inputs detailed below (see Description of significant unobservable inputs to valuation).

All of the Group’s outstanding Notes debt, Nettar Series X Preferred Shares and Cantor Loan balances were converted into a number of Class A Ordinary Shares as determined in the merger agreement in connection with the merger transaction with CF Acquisition Corp. V (see Note 20 Subsequent Events).

Fair value measurement hierarchy

The following table provides the fair value measurement hierarchy of the Group’s assets and liabilities.

There were no transfers between Level 1 and Level 2 during 2021 and 2020.

Fair value of financial instruments that are not measured at fair value (but fair value disclosures are required)

Set out below is a comparison, by class, of the carrying amounts and fair values of the Group’s financial instruments, other than those with carrying amounts that are reasonable approximations of fair values.

NETTAR GROUP INC.

Notes to Consolidated Financial Statements

(Expressed in thousands of US dollars, except per share data, unless otherwise stated)

			Fair value measurement using
Financial instruments	Date of valuation	Total	Quoted prices in active markets (Level 1)	Significant observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Assets for which fair values are disclosed
Fixed term deposit	December 31, 2021	53	—	53	—
Accounts receivables	December 31, 2021	1,196	—	1,196	—
Other receivables (guarantee deposits)	December 31, 2021	135	—	135	—
Liabilities measured at fair value
Notes debt - Embedded derivative	December 31, 2021	117,622	—	—	117,622
Series X Preferred Shares - Embedded derivative	December 31, 2021	188	—	—	188
Cantor Loan - Embedded derivative	December 31, 2021	579	—	—	579
Liabilities for which fair values are disclosed
Notes debt	December 31, 2021	61,856	—	61,856	—
Promissory notes	December 31, 2021	40,925	—	40,925	—
Series X Preferred Shares	December 31, 2021	20,465	—	20,465	—
Cantor Loan	December 31, 2021	6,943	—	6,943	—
Trade, accruals and other payables	December 31, 2021	27,866	—	27,866	—
Assets measured at fair value
Cash equivalents - Money market funds	December 31, 2020	1,088	1,088	—	—
Assets for which fair values are disclosed
Fixed term deposit	December 31, 2020	56	—	56	—
Accounts receivables	December 31, 2020	4	—	4	—
Other receivables (guarantee deposits)	December 31, 2020	130	—	130	—
Liabilities measured at fair value
Notes debt - Embedded derivative	December 31, 2020	96,096	—	—	96,096
Liabilities for which fair values are disclosed
Notes debt	December 31, 2020	55,280	—	55,280	—
Trade and other payables	December 31, 2020	7,478	—	7,478	—

	Year Ending December 31, 2021		Year Ending December 31, 2020
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial assets measured at amortized cost
Other receivables	$156	$135	$157	$130

Total	$156	$135	$157	$130

Financial liabilities measured at amortized cost
Notes debt	$61,456	$61,856	$62,784	$55,280
Promissory notes	38,095	40,925	—	—
Series X Preferred Shares	21,183	20,465	—	—
Cantor Loan	7,066	6,943	—	—
Trade, accruals and other payables	28,047	27,866	7,981	7,478

Total	$155,847	$158,055	$70,765	$62,758

NETTAR GROUP INC.

Notes to Consolidated Financial Statements

(Expressed in thousands of US dollars, except per share data, unless otherwise stated)

The Group assessed that the fair values of fixed term deposits, accounts receivables, current other receivables, and current trade and other payables approximate their carrying amounts largely due to the short-term maturities of these instruments.

The following methods and assumptions were used to estimate the fair values:

•	The carrying values of the fixed term deposits and the accounts receivables are considered to approximate their fair values.

•

The fair values of the other receivables and trade and other payables have been estimated using a discounted cash flow model. The valuation requires management to make certain assumptions about the model inputs, including forecast cash flows, the discount rate, credit risk and volatility. The probabilities of the various estimates within the range can be reasonably assessed and are used in management’s estimate of fair value for these receivables.

•

The fair values of the Group’s Notes debt, Nettar Series X Preferred Shares and Cantor Loan are determined by using the “with” and “without” method. As of each Measurement Date, the Group first valued the Notes and Nettar Series X Preferred Shares with the Conversion Options and the Cantor Loan with the make-whole premium in certain scenarios (the “with” scenario) and subsequently valued the Notes and Nettar Series X Preferred Shares without the Conversion Options and the Cantor Loan without the make-whole premium in certain scenarios (the “without” scenario). The difference between the fair values of the Notes in the “with” and “without” scenarios was the concluded fair value of the Conversion Options of the Notes and Nettar Series X Preferred Shares and the make-whole premium of Cantor Loan as of the Measurement Date.

•

The carrying value of the lease liabilities is calculated as the present value of lease payments, discounted at its incremental borrowing rate at the lease commencement date. The Group considers that the incremental borrowing rate remained unchanged, therefore the carrying amount of this liability approximate its fair value.

•

The fair values of the guarantee deposits have been estimated using the discounted cash flow model. Since these deposits relate to leasing activities with similar terms of maturity, they have been discounted at the incremental borrowing rate used for these lease liabilities.

Description of significant unobservable inputs to valuation

The significant unobservable inputs used in the fair value measurements categorized within Level 3 of the fair value hierarchy included the following:

Notes debt embedded derivative:

•	fair value of one Series B preference share,

•	discount rate, and

•	volatility.

When applying a reasonably possible range for alternative assumptions to each unobservable input, a +/- 20% increase/(decrease) in fair value fair value of one Series B preference share would result in an increase/(decrease) in fair value of the liability of approximately $36.1 million / ($36.1) million and $30.0 million / ($30.0) million for the years ended December 31, 2021 and 2020, respectively. No material changes in the liability resulted from sensitivity analyses related to the discount rate (i.e., 1% increase/decrease in rate) or volatility (i.e., 10% increase/decrease in volatility).

NETTAR GROUP INC.

Notes to Consolidated Financial Statements

(Expressed in thousands of US dollars, except per share data, unless otherwise stated)

Series X embedded and Cantor Loan derivatives:

•	one common share value on fully diluted basis in delayed exit/stay private scenario (for Series X)

•	discount rate, and

•	volatility.

No material changes in the liability resulted when applying a reasonably possible range for alternative assumptions to each unobservable input in the respective sensitivity analyses (i.e, 1% increase/decrease in discount rate, 10% increase/decrease in volatility, 20% increase/decrease in the value of the common share).

Reconciliation of Level 3 fair value measurements of financial instruments

Fair value - embedded derivative liability(2)
At January 1, 2020	$7,139

Remeasurement loss (1)	84,224
Issues	4,733

At December 31, 2020	$96,096

Remeasurement (gain) - Series X (1)	(1,328)
Remeasurement loss - Notes debt (1)	43,428
Remeasurement loss - Cantor Loan (1)	2
Issues - Series X	1,516
Settlements – Notes debt	(21,902)
Issues - Cantor Loan	577

At December 31, 2021	$118,389

(1)	Recognized in the Statement of Profit or Loss and Comprehensive Loss as of December 31, 2021 and 2020, respectively.
(2)	Includes Notes debt, Series X and Cantor Loan.

There were no transfers in or out of Level 3 during the years ended December 31, 2021, 2020 and 2019.

Market risk analysis

The Group is exposed to market risk through its use of financial instruments and specifically to price risk, currency risk and interest rate risk, which result from both its operating and investing activities.

Refer to fair value risk section for sensitivity analyses.

NETTAR GROUP INC.

Notes to Consolidated Financial Statements

(Expressed in thousands of US dollars, except per share data, unless otherwise stated)

Foreign currency sensitivity

The Group has determined its financial assets and liabilities are primarily held in US dollars; however, certain foreign subsidiaries of the Group maintain financial assets and liabilities in non-USD functional currencies.

The primary exposure to foreign currency rate fluctuations occurs when the Group incurs transactions other than its functional currency. To mitigate the Group’s exposure to foreign currency risk, exchange rate exposures are managed within approved policy parameters.

The Group’s exposure to currency risk from foreign currency denominated financial assets and financial liabilities as of December 31, 2021 and 2020 are as follows:

	Financial Assets (1)		Financial Liabilities (1)
	Year Ending December 31,		Year Ending December 31,
	2021	2020	2021	2020
Argentine Peso	438	353	(54)	(28)
Euro	143	155	(369)	(694)
Renminbi	130	310	(13)	(28)

(1)	Amounts reflect the December 31, 2021 and 2020 spot rates, respectively

Financial assets and liabilities denominated in Uruguayan pesos and Israeli new shekel were deemed to be immaterial.

Management determined that a reasonably possible change in foreign currency exchange rates in these non-US dollar functional currencies would not have a material impact to the financial statements and does not represent a material risk to the Group.

Interest rate sensitivity

The Group’s policy is to minimize interest rate cash flow risk exposures on long-term financing. Longer-term borrowings are therefore usually at fixed rates. The exposure to interest rates for the Group’s borrowings is considered immaterial. Additionally, all of the Group’s outstanding notes debt, Nettar Series X Preferred Shares and Cantor Loan balances were converted into a number of Class A Ordinary Shares as determined in the merger agreement in connection with the merger transaction with CF Acquisition Corp. V (see Note 20 Subsequent Events).

Credit risk analysis

Credit risk is the risk that a counterparty fails to discharge an obligation to the Group. The Group is exposed to credit risk from financial assets including cash and cash equivalents held at banks, trade and other receivables.

Credit risk management

The credit risk is managed on a group basis based on the Group’s credit risk management policies and procedures. Credit risk of any entity doing business with the Group is systematically analyzed, including aspects of a qualitative nature. The measurement and assessment of the Group total exposure to credit risk covers all financial instruments involving any counterparty risk.

NETTAR GROUP INC.

Notes to Consolidated Financial Statements

(Expressed in thousands of US dollars, except per share data, unless otherwise stated)

The credit risk in respect of cash balances held with banks and deposits with banks are managed via diversification of bank deposits and are only with major reputable financial institutions.

As the Group’s risk exposure is mainly influenced by the individual characteristics of each customer, it continuously analyzes the creditworthiness of significant debtors. Accounts receivable—trade consist of a select number of customers in various geographical areas. Accounts receivable—trade are non-interest bearing and generally on terms of 30 to 90 days. Satellite imagery customers typically pay the annual amount of the service upfront, mitigating the credit risk. See Note 4 (Revenue from Contracts with Customers, Contract Liabilities and Remaining Performance Obligations) for further details on the Group’s significant customer contracts.

Liquidity risk analysis

Liquidity risk is that the Group might be unable to meet its obligations. The Group manages liquidity risk by using funding obtained mainly from shareholders and other liabilities. See Note 1 (Description of Business and Basis of Presentation) and Note 17 (Debt) for additional information.

The Group manages its liquidity needs by monitoring scheduled debt servicing payments for long-term financial liabilities as well as forecast cash inflows and outflows due in day-to-day business.

The table below summarizes the maturity profile of the Group’s financial liabilities based on contractual undiscounted payments:

Financial Liability	Carrying amount	Total undiscounted payments	Less than 3 months	3 to 12 months	1 to 2 years	More than 2 years
2021
Trade and other payables	$8,850	$8,850	$5,193	$1,458	$2,200	$—
Notes debt	61,456	65,073	65,073	—	—	—
Promissory note	38,095	41,896	41,896	—	—	—
Cantor Loan	7,066	7,558	7,558	—	—	—
Series X	21,183	21,427	21,427	—	—	—
Accrued expenses and other liabilities (1)	19,197	19,197	18,269	576	65	287
Lease liabilities	2,799	2,944	305	661	1,593	384

Total	$158,646	$166,945	$159,721	$2,695	$3,858	$671

2020
Trade and other payables	$7,555	$7,555	$606	$2,252	$1,244	$3,453
Notes debt	62,784	72,160	—	55,607	16,553	—
Accrued expenses and other liabilities (1)	462	462	426	—	—	36
Lease liabilities	1,398	1,485	103	293	224	864

Total	$72,199	$81,662	$1,135	$58,152	$18,021	$4,353

(1)	Excludes payroll, employee benefits and other taxes payable

As stated in Note 1 (Description of Business and Basis of Presentation) and Note 17 (Debt) all of the Group’s outstanding Notes debt, Nettar Series X Preferred Shares and Cantor Loan balances were converted into a number of Class A Ordinary Shares as determined in the merger agreement in connection with the merger transaction in 2022, which materially reduced the Group’s liquidity risk (see Note 20).

NETTAR GROUP INC.

Notes to Consolidated Financial Statements

(Expressed in thousands of US dollars, except per share data, unless otherwise stated)

16. Related Party Disclosures

The Group has Notes debt with certain related parties. The following table provides the notes debt balances and associated finance costs as follows:

	Year Ending December 31,
	2021	2020	2019
Convertible notes debt from related parties
Amounts owed to related parties	$36,690	$48,598	$20,590
Interest expense	$1,010	$2,999	$1,419

There are no sales or purchases transactions with entities with significant influence over the Group and key management personnel of the Group.

Compensation of key management personnel of the Group

	Year Ending December 31,
	2021	2020	2019
Short-term employee benefits	$1,854	$2,206	$1,858
Termination benefits	157	202	—
Share-based payment transactions	1,286	1,286	416

Total compensation paid to key management personnel	$3,297	$3,694	$2,274

The amounts disclosed in the table are the amounts recognized as an expense during the reporting periods related to key management personnel.

Directors’ interests in the share-based compensation Plan

Share options held by executive members of the Board of Directors under the share-based compensation Plan have the following expiry dates and exercise prices:

			Shares outstanding
			Year Ending December 31,
Grant Date	Expiration	Weighted average exercise price	2021	2020	2019
2016	2026	$1.79	33,600	33,600	33,600
2019	2029	$3.14	97,972	97,972	97,972
2021	2031	$4.18	67,200	—	—

See Note 11 (Share-based Compensation) for further details on the plan.

NETTAR GROUP INC.

Notes to Consolidated Financial Statements

(Expressed in thousands of US dollars, except per share data, unless otherwise stated)

17. Debt

Preferred Shareholder Transaction

On March 8, 2021, the Group signed an Exchange Agreement in conjunction with a Loan and Security Agreement and Warrant with a holder of preference shares and convertible notes (the “Investor”). Prior to such date, the Investor had been a note lender under the 2018 and 2019 note purchase agreements, and also owned Series A, B and B-1 preference shares. The Exchange Agreement requires the Investor to sell back to the Group all its outstanding shares and Notes debt, including the cancellation of the convertible feature of the promissory note (as part of the sale of such notes to Nettar Group Inc.) with a fair value of $21,902 thousand, in exchange for a loan and security interest in the principal amount of $40,089 thousand (the “Loan”), including unpaid accrued interest, and a warrant with a transaction fair value of $161,432 thousand. The Group recognized a gain on debt extinguishment of $3,258 thousand related to the transaction and a cost of treasury shares of $170,949 thousand. The loan and security agreement has a fixed interest rate of 5% per year, payable at the maturity date of March 8, 2046, is mandatorily payable upon event of default, change of control, going public or initial coin offering (ICO) transaction, in an amount equal to the sum of all outstanding principal of the Loan, plus accrued and unpaid interest. The loan and security agreement was repaid in connection with the merger transaction with CF Acquisition Corp. V (see Note 20 Subsequent Events).

The exercise period of warrant is the earlier of 25 years from the effective date (i.e., March 8, 2021) or the date which the warrant is exercised in full. The warrant is freestanding, can be separately exercised from the debt and as of December 31, 2021 is transferrable subject to a right of first refusal in favor of Nettar Group Inc.

The Investor transaction resulted in the derecognition of the convertible notes and related embedded derivative amounting to $30,332 thousand, and recognition of a liability related to the new loan (Promissory Note), treasury shares and a warrant classified as an equity financial instrument.

Debt and Amendments

In September 2020, the Group signed a Note Purchase Agreement (the “NPA”) with certain lenders, which included a compound annual interest rate of 5% with a maturity of 2 years. Such 2020 notes together with the 2018 NPA and 2019 Amended & Restated NPA with similar conditions (compound annual interest rate of 5% with 2 years of maturity) are all the Notes debt issued by the Group.

In April 2021, the Group´s management agreed with its note holders, to extend the maturity date of the 2018 and 2019 convertible notes with original due date in April and September 2021, respectively. The new maturity date for the 2018 and 2019 notes was agreed to be in April 2022. The Group recognized a gain on extinguishment of debt of $318 thousand on the Consolidated Statement of Profit and Loss and Comprehensive Loss for the year ended December 31, 2021, related to the agreement.

In April 2021, the Group incurred $20,332 thousand of indebtedness related to the issuance of Nettar Series X Preferred Shares. See Note 10 (Issued Capital and Reserves).

In December 2021, the Group entered into the Promissory Note with Cantor Fitzgerald Securities (“CF Securities”) and incurred a loan (“Cantor Loan”) for an aggregate total amount of $7,500 thousand.

NETTAR GROUP INC.

Notes to Consolidated Financial Statements

(Expressed in thousands of US dollars, except per share data, unless otherwise stated)

The breakdown of the debt outstanding as of December 31, 2021 and December 2020, is as follows:

December 31, 2021	Annual interest rate	Maturity	Principal	December 31, 2020	Annual interest rate	Original Maturity	Principal
Current debt				Current debt
Notes debt 2018	5%	2022	$16,540	Notes debt 2018	5%	2020	$19,540
Notes debt 2019	5%	2022	25,000	Notes debt 2019	5%	2021	30,000
Notes debt 2020	5%	2022	15,047	Non-current debt
Series X	7%	2023	20,332	Notes debt 2020	5%	2022	15,047

Cantor Loan	7%	2022	7,500	Total debt			$64,587

Promissory notes	5%	2046	40,089

Total			$124,508

Conversion features

The Group determined the conversion features of the debt instruments represented a derivative instrument, which are not clearly and closed related to the debt host contracts, and therefore were required to be accounted for separately. The convertible debt instruments were separated into debt and conversion options at issuance and a fair value was assigned to each component.

The fair values of the Group’s Notes debt, Nettar Series X Preferred Shares and Cantor Loan are determined by using the “with” and “without” method. As of each Measurement Date, the Group first valued the Notes and Nettar Series X Preferred Shares with the Conversion Options and the Cantor Loan with the make-whole premium in certain scenarios (the “with” scenario) and subsequently valued the Notes and Nettar Series X Preferred Shares without the Conversion Options and the Cantor Loan without the make-whole premium in certain scenarios (the “without” scenario). The difference between the fair values of the Notes in the “with” and “without” scenarios was the concluded fair value of the Conversion Options of the Notes and Nettar Series X Preferred Shares and the make-whole premium of Cantor Loan as of the Measurement Date.

To estimate the fair value of the Convertible Notes, Nettar Series X Preferred Shares and Cantor Loan in the “with” scenario, management considered the Group’s expectations regarding future financings. Management used expectations regarding a next qualified equity financing scenario, SPAC scenario and a dissolution scenario to estimate the fair value of the Convertible Notes, Nettar Series X Preferred Shares and Cantor Loan in the “with” scenario.

Regarding the “without” scenario, the Group also considered scenarios: the next equity financing scenario, SPAC scenario and the dissolution scenario, in order to estimate the fair value of the Convertible Notes, Nettar Series X Preferred Shares and Cantor Loan.

After initial recognition, the host debt is accounted for at amortized cost and effective interest rate is calculated considering residual value assigned. The fair value of the conversion feature and the make-whole premium is determined at each reporting date and fair value change recognized in profit or loss.

The changes in Convertible Notes (Notes debt), Promissory notes, Nettar Series X Preferred Shares and Cantor Loan for the years ended December 31, 2021, 2020 and 2019 that arose from financial activities:

NETTAR GROUP INC.

Notes to Consolidated Financial Statements

(Expressed in thousands of US dollars, except per share data, unless otherwise stated)

	January 1, 2021	Cash flows	Extinguishment	Exchange of instruments	Interest / Dividend	Changes in fair value	December 31, 2021
Notes debt	$62,784	$—	$(8,749)	$—	$7,421	$—	$61,456
Notes debt - Embedded derivative liability	96,096	—	(21,902)	—	—	43,428	117,622
Promissory notes	—	—	—	36,333	1,762	—	38,095
Series X	—	18,816	—	—	2,367	—	21,183
Series X - Embedded derivative liability	—	1,516	—	—	—	(1,328)	188
Cantor Loan	—	6,923	—	—	143	—	7,066
Cantor Loan - Embedded derivative liability	—	577	—	—	—	2	579

Total	$158,880	$27,832	$(30,651)	$36,333	$11,693	$42,102	$246,189

Total non-current							—

Total current							$246,189

	January 1, 2020	Cash flows	Extinguishment	Exchange of instruments	Interest	Changes in fair value	December 31, 2020
Notes debt	$42,004	$13,314	$—	$—	$7,466	$—	$62,784
Notes debt - Embedded derivative liability	7,139	4,733	—	—	—	84,224	96,096

Total	$49,143	$18,047	$—	$—	$7,466	$84,224	$158,880

Total non-current							33,795

Total current							$125,085

	January 1, 2019	Cash flows	Extinguishment	Exchange of instruments	Interest	Changes in fair value	December 31, 2019
Notes debt	$17,431	$20,105	$—	$—	$4,468	$—	$42,004
Notes debt - Embedded derivative liability	4,474	6,895	—	—	—	(4,230)	7,139

Total	$21,905	$27,000	$—	$—	$4,468	$(4,230)	$49,143

Total non-current							28,495

Total current							$20,648

All of the Group’s outstanding Notes debt, Series X and Cantor Loan balances were converted into a number of Class A Ordinary Shares as determined in the merger agreement in connection with the merger transaction with CF Acquisition Corp. V in January 2022 (see Note 20 Subsequent Events),

18. Leases

Group as a lessee

The Group has leases for real estate and equipment. Lease terms range from 2 and 10 years.

Changes in the Group’s right-of-use assets carrying amounts were as follows:

	2021	2020
Balance as of January 1,	$1,341	$—
Depreciation expense	(477)	(286)
Additions	1,824	1,627
Transfers	(25)	—

Balance as of December 31,	$2,663	$1,341

NETTAR GROUP INC.

Notes to Consolidated Financial Statements

(Expressed in thousands of US dollars, except per share data, unless otherwise stated)

Changes in the Group’s lease liabilities carrying amounts were as follows:

	2021	2020	2019
Balance as of January 1,	$1,398	$—	$—
Additions to lease liabilities	1,799	1,711	—
Accretion of interest	49	57	—
Payments	(447)	(370)	—

Balance as of December 31,	$2,799	$1,398	$—

Total non-current	1,908	1,036	—

Total current	$891	$362	$—

For information regarding the maturity profile of the Group’s leases liabilities, see Note 15 (Financial Instruments Risk).

The Group recognized in the Consolidated Statement of Profit or Loss the following expenses related to its leases for the years end December 31, 2021, 2020 and 2019:

	2021	2020	2019
Depreciation expense	$477	$286	$—
Interest expense on lease liabilities	49	57	—

Total lease expense	$526	$343	$—

19. Subsidiaries of the Group

		Country of	% equity interest
Name	Principal activities	incorporation	2021		2020
Urugus S.A.	Manufacturing, Assembly, Integration, Test and Exports	Uruguay	100%		100%
Nettar S.A.	Intermediate Holding	Uruguay	100%		100%
Satellogic USA, Inc.	Sales and marketing, Product strategy and business development	United States	100%		100%
Telluric Ltd.	Image analytics and user interfaces	Israel	100%		100%
Satellogic S.A.	Research and development services and builds prototypes	Argentina	100%		100%
Satellogic Overseas, Inc.	Supplies fund for non-recurrent expenses management	BVI	100	%(1)	100	%(1)
Satellogic Solutions S.L.	Data science solutions and machine learning over the satellite images	Spain	100	%(1)	100	%(1)
Satellogic China, LTD	Sales and marketing	China	100	%(2)	100	%(2)
Satellogic China Beijing Branch	Sales and marketing	China	100	%(3)	100	%(3)
Satellogic North America LLC	Sales and Marketing	United States	100	%(4)		(7)
Satellogic Netherlands B.V.	High throughput plant	The Netherlands	100	%(5)		(7)
Satellogic, Inc	Created to consummate the transaction with CF V	BVI	100%			(7)
MergerSub 1	Created to consummate the transaction with CF V	BVI	100	%(6)		(7)
MergerSub 2	Created to consummate the transaction with CF V	United States	100	%(6)		(7)

(1)	This entity is controlled through Nettar, S.A. an intermediate holding entity of the Group.
(2)	This entity is controlled through Urugus S.A.
(3)	Dependent branch from Satellogic China LTD
(4)	This entity is controlled throug Satellogic USA, Inc
(5)	This entity is controlled by Satellogic Solutions S.L.
(6)	This entity is controlled by Satellogic Inc
(7)	This entity was created during the year ended December 31, 2021.

NETTAR GROUP INC.

Notes to Consolidated Financial Statements

(Expressed in thousands of US dollars, except per share data, unless otherwise stated)

20. Subsequent Events

Liberty Subscription Agreement

On January 18, 2022, Satellogic Inc (the “Company”) and Satellogic V Inc (formally known as CF Acquisition Corp. V) (“CF V”) entered into an agreement (“Liberty Subscription Agreement”) with Liberty Strategic Capital (SATL) Holdings, LLC (“Liberty Investor”), pursuant to which the Liberty Investor agreed to purchase, and the Company agreed to issue and sell to the Liberty Investor, following satisfaction or waiver of the conditions in the Liberty Subscription Agreement, certain securities of the Company, including (i) 20,000,000 Class A Ordinary Shares (the “Liberty Shares”), (ii) 5,000,000 warrants, each warrant providing the holder thereof the right to purchase one (1) Class A Ordinary Share at an exercise price of $10.00 per share (the “$10.00 Liberty Share Warrants”), and (iii) 15,000,000 warrants, each warrant providing the holder thereof the right to purchase one (1) Class A Ordinary Share at an exercise price of $15.00 per share (the “$15.00 Liberty Warrants” and, together with the $10.00 Liberty Share Warrants, the “Liberty Share Warrants”), in a private placement for an aggregate purchase price of $150 million. The Liberty Share Warrants are exercisable as and from February 10, 2022, will expire on February 10, 2027, or the fifth anniversary of the closing.

The closing of the Liberty transaction occurred on February 10, 2022.

Cantor Fees and Loan

On January 18, 2022, CF V, the Company and Cantor Fitzgerald & Co. (“CF&Co.”) entered into an agreement to which they agreed that of the out-of-pocket fees and expenses related to the negotiation, documentation and consummation of the merger agreement payable to CF&Co., which in aggregate was approximately $21.9 million and comprised of $8.8 million of business combination marketing fees, $8.2 million of placement agent fees and $5.0 million of mergers and acquisitions advisory fees, only the mergers and acquisitions advisory fees would be paid in cash while the remainder would be paid in the form of an aggregate of 2,058,229 newly-issued Satellogic Inc. Class A Ordinary Shares, which were issued on January 25, 2022 (“Closing Date”), consisting in part of 600,000 Class A Ordinary Shares issued in connection with the placement fee due on the Liberty Investment.

On January 18, 2022, CF Securities, the Company and the Group entered into an agreement pursuant to which the Company and CF Securities agreed that the Company would repay the $7.5 million Cantor Loan executed in December 2021, including all principal and interest by the issuance of 788,021 Class A Ordinary Shares of Satellogic Inc., which repayment occurred on the Closing Date.

Merger Transaction with CF V

On the Closing Date, the Group consummated the transactions (“Business Combination”) contemplated by that previously announced Agreement and Plan of Merger dated as of July 5, 2021 (the “Merger Agreement”), by and among the Group, CF V, Ganymede Merger Sub 1 Inc., a business company with limited liability incorporated under the laws of the British Virgin Islands (BVI) and a direct wholly owned subsidiary of Nettar Group Inc. (“MergerSub 1”), Ganymede Merger Sub 2 Inc., a US Delaware corporation and a direct wholly owned subsidiary of Nettar Group Inc. (“MergerSub 2”), and Nettar Group Inc.

NETTAR GROUP INC.

Notes to Consolidated Financial Statements

(Expressed in thousands of US dollars, except per share data, unless otherwise stated)

Beginning on January 26, 2022, the combined company began trading under the name Satellogic, Inc. Its common stock trades on Nasdaq under the ticker symbol “SATL” and its warrants trade on Nasdaq under the ticker symbol “SATLW”.

The transaction resulted in cash on the Statement of Financial Position of approximately $168 million in 2022, after transaction expenses and debt repayment, through the contribution of cash held in CF V’s trust account, net of redemptions by CF V’s public stockholders, and a concurrent PIPE offering led by SoftBank’s SBLA Advisers Corp. and CF&Co., among other top-tier institutional investors, and the Liberty Investment.

The Group believes that its cash on hand following the consummation of the Business Combination will be sufficient to meet its working capital and capital expenditure requirements for a period of at least 12 months from the end of the reporting period.

Management expects the Business Combination will be accounted in 2022 for as a capital reorganization under IFRS. Under this method of accounting, CF V will be treated as the “acquired” company for financial reporting purposes. Accordingly, for accounting purposes, the Business Combination will be treated as the equivalent of the Group issuing shares for the net assets of CF V, accompanied by a recapitalization.

Management expects that since CF V does not meet the definition of a business in accordance with IFRS 3, the transaction will be considered a capital reorganization, similar to a reverse acquisition under IFRS 3, along with a share-based payment accounted for within the scope of IFRS 2. Any excess of fair value of the Company shares issued over the fair value of the net assets acquired would represent compensation for the service of a stock exchange listing for its shares and would be expensed as incurred. The net assets would be stated at historical cost, with no goodwill or other intangible assets recorded. Operations prior to the Business Combination would be deemed to be those of the Group.

Adjustment of Warrant Price and Warrant Redemption Price

On April 1, 2022, the Company informed Continental Stock Transfer & Trust Company that pursuant to a warrant agreement executed by CF V on January 28, 2021, as modified and assumed by an assignment and assumption agreement executed on January 25, 2022 that the warrant price with respect to the $8.63 warrants issued and outstanding will be adjusted from $11.50 to $8.63 and the redemption price the $8.63 Warrants will be adjusted from $18.00 to $13.50.

Hannover Holdings S.A. (“Hannover”) Notice

Hannover holds Convertible Notes of Nettar Group Inc. as of December 31, 2021 which, considering conversion and exchange in 2022 into Satellogic Inc Class A Ordinary Shares amount to approximately 8.3% of the issued and outstanding Satellogic Inc. Ordinary Shares as of April 6, 2022. Hannover also holds Ordinary Shares and Preferred Shares of Nettar Group Inc. as of December 31, 2021.

Hannover sought appraisal, entitling it to be paid the “fair value” for its shares in cash, with respect to all of its holdings in Nettar Group Inc. in connection with the Initial Merger which formed part of the Business Combination, and may bring other claims arising from the Business Combination. Although Hannover asserted that it is entitled to dissenters’ rights on any Ordinary Shares issuable upon conversion of its Convertible Notes (Conversion Shares), at a hearing held on November 8, 2021, a BVI court ruled that Hannover is not entitled to dissenters rights with respect to shares issuable upon conversion of its Convertible Notes upon the consummation of the Business Combination. The order reflecting the court’s

NETTAR GROUP INC.

Notes to Consolidated Financial Statements

(Expressed in thousands of US dollars, except per share data, unless otherwise stated)

ruling was issued on January 21, 2022, and the statutory time for appeal of such order in the BVI has passed without Hannover exercising their right to appeal. On April 6, 2022, a statutory appraisal process conducted pursuant to the laws of the BVI, to determine the “fair value” with respect to a total of 51,700 ordinary shares, 134,735 Series A preference shares, and 15,082 Series B-1 preference shares (Appraised Shares), in each case of Nettar Group Inc. held by Hannover prior to the consummation of the Business Combination, resulted in a determination that the fair value of such shares, as of the relevant date of November 14, 2021 (which date preceded the consummation of the Business Combination), was $5,853 thousand. The Company repurchased all such Hannover shares for such amount in April 2022.

Status of Registration Statement

Pursuant to the registration provisions of various agreements to which the Company is a party (the “Registration Provisions”), the Company agreed with the relevant investors that the registration statement registering their Company securities, including the Additional Shares which the issuance of is determined based on the effective date of the registration statement, would be filed on or before February 25, 2022 and would be declared effective on or before April 25, 2022. Although the Company initially filed the registration statement on February 14, 2022 in compliance with the Registration Provisions this registration statement has not been declared effective. Although the Company will use its best efforts to have this registration statement declared effective as soon as practical, there is no assurance the Company will not be further delayed as a result of further comments or other regulatory requirements.

Russian Federation Military Action Against Ukraine

In February 2022, the Russian Federation and Belarus commenced a military action with the country of Ukraine. As a result of this action, various nations, including the United States, have instituted economic sanctions against the Russian Federation and Belarus. The impact on the Group’s financial position, results of operations, and cash flows is also not determinable as of the date of these financial statements.

Legal Proceedings

Hannover holds Class A Ordinary Shares which amount to approximately 8.3% of the issued and outstanding Ordinary Shares as of April 6, 2022. Hannover sought appraisal, entitling it to be paid the “fair value” for its shares in cash, with respect to all of its holdings in Nettar in connection with the Initial Merger which formed part of the Business Combination and may bring other claims arising from the Business Combination. Although Hannover asserted that it is entitled to dissenters rights on the Conversion Shares, at a hearing held on November 8, 2021, a BVI court ruled that Hannover is not entitled to dissenters rights with respect to the shares issuable upon conversion of its Convertible Notes upon the Closing. The order reflecting the court’s ruling was issued on January 21, 2022, and the statutory time for appeal of such order in the BVI has passed without Hannover exercising its right to appeal. On April 6, 2022, the Appraisal Process, resulted in a determination that the fair value of such shares, as of the relevant date of November 14, 2021 (which date preceded the consummation of the Business Combination), was $5.9 million. Hannover was paid such $5.9 million for the shares which were the subject of the Appraisal Process.

Dividend Policy

The Company does not anticipate declaring any cash dividends to holders of Ordinary Shares in the foreseeable future.

B.	Significant Changes

Not applicable.

ITEM 9.	THE OFFER AND LISTING

A.	Offer and Listing Details

The Class A Ordinary Shares and Public Warrants are listed on Nasdaq Global Market under the symbols “SATL” and “SATLW”, respectively.

B.	Plan of Distribution

Not applicable.

C.	Markets

The Class A Ordinary Shares and Public Warrants are listed on the Nasdaq Global Market under the symbols “SATL” and “SATLW,” respectively.

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

ITEM 10.	ADDITIONAL INFORMATION

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

The Memorandum and Articles of Association of the Company were most recently amended and restated on January 24, 2022 and are included as Exhibit 1.1 to this Report. The description of the Memorandum and Articles of Association of the Company is included in the Company’s Registration Statement on Form F-4 (333-258764) initially filed with the SEC on August 12, 2021 and declared effective by the SEC on November 12, 2021 (the “Form F-4”) as supplemented by the prospectus supplement (the “Supplement”) to the Form F-4 in the section entitled “Description of PubCo Securities” and in the Supplement in the section entitled “Management of PubCo following the Business Combination - Amended PubCo Governing Documents” which is incorporated herein by reference.

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

D.	Exchange Controls

There are no foreign exchange controls or foreign exchange regulations under the currently applicable laws of the BVI.

E.	Taxation

The following summary of the material BVI and U.S. federal income tax consequences of ownership of our Class A Ordinary Shares and warrants to acquire our Class A Ordinary Shares, sometimes referred to collectively in the summary as our “securities,” is based upon laws and relevant interpretations thereof in effect as of the date of this Report, all of which are subject to change. This summary does not deal with all possible tax consequences relating to an investment in our securities, such as the tax consequences under state, local and other tax laws.

BVI Taxation

The Government of the BVI will not, under existing legislation, impose any income, corporate or capital gains tax, estate duty, inheritance tax, gift tax or withholding tax upon the company or its securityholders. The BVI are not party to any double taxation treaties.

The Company and all distributions, interest and other amounts paid by the Company to persons who are not persons resident in the BVI are exempt from the provisions of the Income Tax Act in the BVI and any capital gains realized with respect to any shares, debt obligations or other securities of the company by persons who are not resident in the BVI are exempt from all forms of taxation in the BVI. As of January 1, 2007, the Payroll Taxes Act, 2004 came into force. It will not apply to the company except to the extent the company has employees (and deemed employees) rendering services to the company wholly or mainly in the BVI. The Company at present has no employees in the BVI and has no intention of having any employees in the BVI.

No estate, inheritance, succession or gift tax, rate, duty, levy or other charge is payable by persons who are not persons resident in the BVI with respect to any shares, debt obligations or other securities of the company.

All instruments relating to transactions in respect of the shares, debt obligations or other securities of the Company and all instruments relating to other transactions relating to the business of the Company are exempt from the payment of stamp duty in the BVI.

There are currently no withholding taxes or exchange control regulations in the BVI applicable to the company or its securityholders.

United States Federal Income Taxation

The following is a discussion of certain U.S. federal income tax consequences for U.S. holders and non-U.S. holders (each as defined below) relating to the acquisition, ownership and disposition of Class A Ordinary Shares and Warrants to acquire Class A Ordinary Shares. This discussion addresses only those holders that hold their Class A Ordinary Shares and Warrants to acquire Class A Ordinary Shares as capital assets within the meaning of Section 1221 of the Code (generally, property held for investment).

This discussion does not address all U.S. federal income tax consequences that may be relevant to a holder’s particular circumstances, including the impact of the Medicare contribution tax on net investment income. In addition, it does not address consequences relevant to holders subject to special rules, including, without limitation:

•	U.S. expatriates and former citizens or long-term residents of the United States;

•	persons subject to the alternative minimum tax;

•

persons holding Class A Ordinary Shares or Warrants to acquire Class A Class A Ordinary Shares as part of a hedge, straddle or other risk reduction strategy or as part of a conversion transaction or other integrated transaction;

•	banks, insurance companies and other financial institutions;

•	brokers, dealers or traders in securities;

•	“controlled foreign corporations,” “passive foreign investment companies” and corporations that accumulate earnings to avoid U.S. federal income tax;

•	tax-exempt organizations or governmental organizations;

•

persons subject to special tax accounting rules as a result of any item of gross income with respect to Class A Ordinary Shares or Warrants to acquire Class A Ordinary Shares being taken into account in an applicable financial statement;

•	Class A Ordinary Shares or Warrants to acquire Class A Ordinary Shares being taken into account in an applicable financial statement;

•	U.S. holders whose functional currency is not the U.S. dollar;

•	holders actually, or through attribution, owning 5% or more (by vote or value) of the Class A Ordinary Shares;

•	regulated investment companies or real estate investment trusts;

•	qualified retirement plans, individual retirement accounts or other tax-deferred accounts; and

•	“qualified foreign pension funds,” as defined in Section 897(l)(2) of the Code, and entities all of the interests of which are held by qualified foreign pension funds.

If an entity or arrangement is treated as a partnership (or other pass-through entity or arrangement) for U.S. federal income tax purposes, the tax treatment of the persons treated as partners (or other owners) will generally depend on the status of the partners, the activities of the partnership and certain determinations made at the partner level. Accordingly, partnerships (or other pass-through entities or arrangements) and the partners (or other owners) in such partnerships (or such other pass-through entities or arrangements) should consult their own tax advisors regarding the U.S. federal income tax consequences to them relating to the matters discussed below.

For purposes of this discussion, a “U.S. holder” is a beneficial owner of shares of Class A Ordinary Shares and/or Warrants to acquire Class A Ordinary Shares that is, for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the United States,

•	a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) organized in or under the laws of the United States, any state thereof or the District of Columbia,

•	an estate, the income of which is subject to U.S. federal income tax regardless of its source, or

•

an entity treated as a trust that (1) is subject to the primary supervision of a U.S. court and the control of one or more “United States persons” (within the meaning of Section 7701(a)(30) of the Code) or (2) was in existence on August 20, 1996 and has a valid election in effect to be treated as a United States person for U.S. federal income tax purposes.

Also, for purposes of this discussion, a “non-U.S. holder” is any beneficial owner of Class A Ordinary Shares and/or Warrants to acquire Class A Ordinary Shares who or that is neither a U.S. holder nor an entity or arrangement classified as a partnership for U.S. federal income tax purposes.

THIS DISCUSSION IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT TAX ADVICE. INVESTORS SHOULD CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS, AS WELL AS ANY TAX CONSEQUENCES ARISING UNDER THE U.S. FEDERAL ESTATE OR GIFT TAX LAWS OR UNDER THE LAWS OF ANY STATE, LOCAL OR NON-U.S. TAXING JURISDICTION OR UNDER ANY APPLICABLE INCOME TAX TREATY.

U.S. Holders

Dividends and Other Distributions on Class A Ordinary Shares

Subject to the PFIC rules discussed below under the heading “ —Passive Foreign Investment Company Rules,” distributions (including, for the avoidance of doubt and for the purpose of the balance of this discussion, deemed distributions) on the Class A Ordinary Shares will generally be taxable as a dividend for U.S. federal income tax purposes to the extent paid from the Company’s current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Distributions in excess of the Company’s current and accumulated earnings and profits will constitute a return of capital that will be applied against and reduce (but not below zero) the U.S. holder’s adjusted tax basis in its Class A Ordinary Shares. Any remaining excess will be treated as gain realized on the sale or other disposition of the Class A Ordinary Shares and will be treated as described below under the heading “—Sale, Taxable Exchange or Other Taxable Disposition of Class A Ordinary Shares and Warrants to acquire Class A Ordinary Shares.” The amount of any such distribution will include any amounts withheld, if any, by us (or another applicable withholding agent). Except as expressly provided herein, it is not expected that the Company will determine earnings and profits in accordance with U.S. federal income tax principles. Therefore, U.S. holders should expect that a distribution will generally be treated as a dividend.

Amounts treated as dividends that the Company pays to a U.S. holder that is a taxable corporation generally will be taxed at regular tax rates and will not qualify for the dividends received deduction generally allowed to domestic corporations in respect of dividends received from other domestic corporations. With respect to non-corporate U.S. holders, under tax laws currently in effect and subject to certain exceptions described below, dividends generally will be taxed at the lower applicable long-term capital gains rate only if the Class A Ordinary Shares are readily tradable on an established securities market in the United States or the Company is eligible for benefits under an applicable tax treaty with the United States, and, in each case, the Company is not treated as a PFIC with respect to such U.S. holder at the time the dividend was paid or in the preceding year, and provided certain holding period and other requirements are met. United States Treasury Department guidance indicates that the Class A Ordinary Shares, which are intended to be listed on Nasdaq, will be readily tradable on an established securities market in the United States. There can be no assurance, however, that the Class A Ordinary Shares will be considered readily tradable on an established securities market in later years. Non-corporate U.S. holders that do not meet a minimum holding period requirement during which they are not protected from the risk of loss or that elect to treat the dividend income as “investment income” for purposes of investment interest deduction limitations will not be eligible for the reduced rates of taxation regardless of the Company’s status as a qualified foreign corporation. In addition, the rate reduction will not apply to dividends if the recipient of a dividend is obligated to make related payments with respect to positions in substantially similar or related property. This disallowance applies even if the minimum holding period has been met.

Amounts taxable as dividends generally will be treated as income from sources outside the U.S. and will, depending on the circumstances of the U.S. holder, be “passive” or “general” category income which, in either case, is treated separately from other types of income for purposes of computing the foreign tax credit allowable to such U.S. holder. The rules governing foreign tax credits are complex and U.S. holders are urged to consult their tax advisers regarding the creditability of foreign taxes in their particular circumstances. In lieu of claiming a foreign tax credit, a U.S. holder may, in certain circumstances, deduct foreign taxes in computing their taxable income, subject to generally applicable limitations under U.S. law. Generally, an election to deduct foreign taxes instead of claiming foreign tax credits applies to all foreign taxes paid or accrued in the taxable year.

Sale, Taxable Exchange or Other Taxable Disposition of Class A Ordinary Shares and Warrants to acquire Class A Ordinary Shares

Subject to the PFIC rules discussed below under the heading “ —Passive Foreign Investment Company Rules,” upon any sale, exchange or other taxable disposition of Class A Ordinary Shares or Warrants to acquire Class A Ordinary Shares, a U.S. holder generally will recognize gain or loss in an amount equal to the difference between (i) the sum of (x) the amount of cash and (y) the fair market value of any other property received in such sale, exchange or other taxable disposition and (ii) the U.S. holder’s adjusted tax basis in such Class A Ordinary Shares or Warrants to acquire Class A Ordinary Shares. Any gain or loss recognized on the sale, exchange or other taxable disposition of Class A Ordinary Shares or Warrants to acquire Class A Ordinary Shares generally will be capital gain or loss and will be long-term capital gain or loss if the U.S. holder’s holding period for such Class A Ordinary Shares or Warrants to acquire Class A Ordinary Shares exceeds one year. Long-term capital gain realized by a non-corporate U.S. holder generally will be taxable at a reduced rate. The deduction of capital losses is subject to limitations.

Any gain or loss recognized on the sale, exchange or other taxable disposition of Class A Ordinary Shares or Warrants to acquire Class A Ordinary Shares generally will be U.S.-source income or loss for purposes of computing the foreign tax credit allowable to a U.S. holder.

Exercise, Lapse or Redemption of Warrants to acquire Class A Ordinary Shares

Subject to the PFIC rules discussed below and except as discussed below with respect to the cashless exercise of a Warrant, a U.S. holder generally will not recognize taxable gain or loss on the exercise of a Warrant. The U.S. holder’s tax basis in the Ordinary Share received upon exercise of a Warrant generally will be an amount equal to the sum of the U.S. holder’s adjusted tax basis in the Warrant and the exercise price of such Warrant. It is unclear whether the U.S. holder’s holding period for the Class A Ordinary Shares received upon exercise of the Warrants to acquire Class A Ordinary Shares will begin on the date following the date of exercise or on the date of exercise of the Warrants to acquire Class A Ordinary Shares; in either case, the holding period will not include the period during which the U.S. holder held the Warrants to acquire Class A Ordinary Shares. If a Warrant to acquire Class A Ordinary Shares is allowed to lapse unexercised, a U.S. holder generally will recognize a capital loss equal to such U.S. holder’s tax basis in the Warrant to acquire Class A Ordinary Shares.

The tax consequences of a cashless exercise of a Warrant to acquire Class A Ordinary Shares are not clear under current tax law. Subject to the PFIC rules discussed below, a cashless exercise may be tax-free, either because the exercise is not a realization event or because the exercise is treated as a recapitalization for U.S. federal income tax purposes. In either tax-free situation, a U.S. holder’s basis in the Class A Ordinary Shares received would equal the holder’s basis in the Warrants to acquire Class A Ordinary Shares. If the cashless exercise were treated as not being a realization event, it is unclear whether a U.S. holder’s holding period in the Class A Ordinary Shares will commence on the date following the date of exercise or on the date of exercise of the Warrant. If the cashless exercise were treated as a recapitalization, the holding period of the Class A Ordinary Shares would include the holding period of the Warrants to acquire Class A Ordinary Shares.

It is also possible that a cashless exercise could be treated in part as a taxable exchange in which gain or loss would be recognized. In such event, a U.S. holder could be deemed to have surrendered a number of Warrants to acquire Class A Ordinary Shares having an aggregate fair market value equal to the exercise price for the total number of Warrants to acquire Class A Ordinary Shares to be exercised, and the U.S. holder would recognize capital gain or loss in an amount equal to the difference between the fair market value of the Warrants to acquire Class A Ordinary Shares deemed surrendered and the U.S. holder’s tax basis in such Warrants to acquire Class A Ordinary Shares. In that case, a U.S. holder’s tax basis in the Class A Ordinary Shares received would equal the sum of the U.S. holder’s tax basis in the Warrants to acquire Class A Ordinary Shares exercised and the exercise price of such Warrants to acquire Class A Ordinary Shares. It is unclear whether a U.S. holder’s holding period for the Class A Ordinary Shares would commence on the date following the date of exercise or on the date of exercise of the Warrants to acquire Class A Ordinary Shares; in either case, the holding period would not include the period during which the U.S. holder held the Warrants to acquire Class A Ordinary Shares. There may also be alternative characterizations of any such taxable exchange that would result in similar tax consequences, except that a U.S. holder’s gain or loss would be short-term.

Due to the absence of authority on the U.S. federal income tax treatment of a cashless exercise, including when a U.S. holder’s holding period would commence with respect to the Class A Ordinary Shares received, there can be no assurance which, if any, of the alternative tax consequences and holding periods described above would be adopted by the IRS or a court of law. Accordingly, U.S. holders should consult their tax advisors regarding the tax consequences of a cashless exercise.

If the Company redeems Warrants to acquire Class A Ordinary Shares for cash pursuant to the redemption provisions described in this Report or if the Company purchases Warrants to acquire Class A Ordinary Shares in an open market transaction, such redemption or purchase generally will be treated as a taxable disposition to the U.S. holder, taxed as described above under “—Sale, Taxable Exchange or Other Taxable Disposition of Class A Ordinary Shares and Warrants to acquire Class A Ordinary Shares.”

Possible Constructive Distributions

The terms of each Warrant to acquire Class A Ordinary Shares provide for an adjustment to the number of Class A Ordinary Shares for which the Warrant to acquire Class A Ordinary Shares may be exercised or to the exercise price of the Warrant in certain events, as discussed in this Report. An adjustment that has the effect of preventing dilution generally is not a taxable event. Nevertheless, a U.S. holder of the Warrants to acquire Class A Ordinary Shares would be treated as receiving a constructive distribution from the Company if, for example, the adjustment increases the holders’ proportionate interest in the Company assets or earnings and profits (e.g., through an increase in the number of Class A

Ordinary Shares that would be obtained upon exercise) as a result of a distribution of cash to the holders of Class A Ordinary Shares which is taxable to such holders as described under “—Dividends and Other Distributions on Class A Ordinary Shares” above. Such constructive distribution would be subject to tax as described under that section in the same manner as if the U.S. holders of the Warrants to acquire Class A Ordinary Shares received a cash distribution from the Company equal to the fair market value of such increased interest.

Passive Foreign Investment Company Rules

Certain adverse U.S. federal income tax consequences could apply to a U.S. holder if the Company is treated as a passive foreign investment company, or a PFIC, for any taxable year during which the U.S. holder holds Class A Ordinary Shares or Warrants to acquire Class A Ordinary Shares. A non-U.S. corporation, such as the Company, will be classified as a PFIC for U.S. federal income tax purposes for any taxable year in which, after applying certain look-through rules, either (i) 75% or more of its gross income for such year consists of certain types of “passive” income or (ii) 50% or more of the value of its assets (determined on the basis of a quarterly average) during such year produce or are held for the production of passive income. Passive income generally includes dividends, interest, royalties, rents, annuities, net gains from the sale or exchange of property producing such income and net foreign currency gains. Generally, cash is considered to be held for the production of passive income and therefore is treated as a passive asset. For purposes of the PFIC income test and asset test described above, if the Company owns, directly or indirectly, 25% or more of the total value of the outstanding shares of another corporation, the Company will be treated as if it (a) held a proportionate share of the assets of such other corporation and (b) received directly a proportionate share of the income of such other corporation.

Based on the projected composition of the Company’s income and assets, and the fact that the Company is not yet producing significant revenues from its active operations, the Company believes that it may be classified as a PFIC for its current taxable year or in the foreseeable future. PFIC status depends on the composition of the Company’s (and its subsidiaries’) income and assets and the fair market value of its (and its subsidiaries’) assets from time to time, as well as on the application of complex statutory and regulatory rules that are subject to potentially varying or changing interpretations. This conclusion is a factual determination, however, that must be made annually at the close of each taxable year and, thus, is subject to change. Accordingly, no assurance can be provided with respect to the status of the Company as a PFIC for its current taxable year or in a future taxable year.

If the Company is a PFIC for any taxable year during which a U.S. holder owns Class A Ordinary Shares or Warrants to acquire Class A Ordinary Shares and the U.S. holder did not make the qualified electing fund, or QEF, or mark-to-market elections discussed below (including if such elections are not available), the Company or such non-U.S. subsidiary generally will continue to be a PFIC with respect to that U.S. holder for all succeeding years during which the U.S. holder owns Class A Ordinary Shares or Warrants to acquire Class A Ordinary Shares, even if it ceases to meet the thresholds set forth under the asset test or the income test above, unless the U.S. holder makes a “deemed sale” election with respect to its Class A Ordinary Shares. If a U.S. holder makes a “deemed sale” election, it will be deemed to have sold Class A Ordinary Shares at their fair market value and any gain from such deemed sale would be subject to the rules described in the following paragraphs. After the deemed sale election, so long as the Company does not become a PFIC in a subsequent taxable year, Class A Ordinary Shares with respect to which such election was made will not be treated as shares in a PFIC and, as a result, the U.S. holder will not be subject to the rules described below with respect to any “excess distribution” it receives from the Company or any gain from an actual sale or other disposition of Class A Ordinary Shares. U.S. holders are strongly urged to consult their tax advisors as to the possibility and consequences of making a deemed sale election if the Company is and then ceases to be a PFIC and such an election becomes available.

If the Company is a PFIC for any taxable year during which a U.S. holder holds Class A Ordinary Shares, then, unless the U.S. holder makes either an applicable PFIC election (or elections), as further described below, for the first taxable year and each subsequent taxable year of the Company in which it was treated as a PFIC, such U.S. holder generally will be subject to special adverse tax rules with respect to any “excess distribution” that it receives and any gain that it recognizes from a sale or other disposition, including certain pledges, of Class A Ordinary Shares. For this purpose, distributions received in a taxable year that are greater than 125% of the average annual distributions received during the shorter of the three preceding taxable years or the U.S. holder’s holding period for Class A Ordinary Shares will be treated as an excess distribution. Under these rules:

•	the excess distribution or recognized gain will be allocated ratably over the U.S. holder’s holding period for Class A Ordinary Shares;

•

the amount of the excess distribution or recognized gain allocated to the taxable year of distribution or gain, and to any taxable years in the U.S. holder’s holding period prior to the first taxable year in which the Company was treated as a PFIC, will be treated as ordinary income; and

•

the amount of the excess distribution or recognized gain allocated to each other taxable year will be subject to the highest tax rate in effect for individuals or corporations, as applicable, for each such year and the resulting tax will be subject to the interest charge generally applicable to underpayments of tax.

If the Company is a PFIC for any taxable year during which a U.S. holder holds Class A Ordinary Shares and any of the Company’s non-U.S. subsidiaries or other corporate entities in which the Company owns equity interests is also a PFIC, the U.S. holder would be treated as owning a proportionate amount (by value) of the shares of each such non-U.S. entity classified as a PFIC (each such entity, a lower-tier PFIC). Rules similar to those described above and below would apply to such shares. There can be no assurance that any of the Company’s non-U.S. subsidiaries will not be classified as a PFIC for any taxable year. U.S. holders should consult their own tax advisor regarding the application of the PFIC rules to the Company’s lower-tier PFICs (if any).

In general, if the Company is determined to be a PFIC, a U.S. holder may avoid the adverse PFIC tax consequences described above in respect of Class A Ordinary Shares (but not Warrants to acquire Class A Ordinary Shares) by making and maintaining a timely and valid QEF election (if eligible to do so) to include in income its pro rata share of the Company’s (and any lower-tier PFICs’) net capital gains (as long-term capital gain) and other earnings and profits (as ordinary income), on a current basis, in each case whether or not distributed, in the first taxable year of the U.S. holder in which or with which the Company’s taxable year ends and each subsequent taxable year. A U.S. holder generally may make a separate election to defer the payment of taxes on undistributed income inclusions under the QEF rules, but if deferred, any such taxes will be subject to an interest charge.

If a U.S. holder has made a QEF election with respect to its Class A Ordinary Shares (and any lower-tier PFICs), and the excess distribution rules discussed above do not apply to such shares (because a timely QEF election for the Company (and each lower-tier PFIC) was made in its first taxable year as a PFIC in which the U.S. holder holds (or is deemed to hold) such shares or a purge of the PFIC taint was made pursuant to a purging election, such as the deemed sale election as described above), any gain recognized on the sale of Class A Ordinary Shares generally will be taxable as capital gain and no additional interest charge will be imposed under the PFIC rules. U.S. holders should consult their tax advisors as to the application of the rules governing purging elections to their particular circumstances. As discussed above, if the Company is a PFIC for any taxable year, a U.S. holder of Class A Ordinary Shares that has made a QEF election will be currently taxed on its pro rata share of the Company’s earnings and profits, whether or not distributed for such year. A subsequent distribution of such earnings and profits that were previously included in income generally may not be treated as dividends when distributed to such U.S. holder. The tax basis of a U.S. holder’s shares in a QEF will be increased by amounts that are included in income and decreased by amounts distributed but not taxed as dividends, under the above rules. In addition, if the Company is not a PFIC for any taxable year, such U.S. holder will not be subject to the QEF inclusion regime with respect to Class A Ordinary Shares for such a taxable year.

The QEF election is made on a shareholder-by-shareholder basis and once made, can be revoked only with the consent of the IRS. In order to make a QEF election, a U.S. holder must receive a PFIC Annual Information Statement from the Company (or the lower-tier PFIC, if applicable), which includes information about the Company’s (or the lower-tier PFIC’s) ordinary earnings and net capital gain.

Within 120 days after the end of each of the Company’s taxable years for which it reasonably believes that it may be a PFIC, the Company will determine its PFIC status and the PFIC status of each of its non-U.S. subsidiaries, and make those statuses available to its shareholders. If the Company determines that it was, or could reasonably be deemed to have been, a PFIC for any taxable year, the Company shall use commercially reasonable efforts to provide, and cause its non-U.S. subsidiaries that are PFICs, to provide, U.S. holders with tax information necessary to enable a U.S. holder to make a QEF election with respect to the Company and its non-U.S. subsidiaries, including a PFIC Annual Information Statement. the Company’s obligation to determine its PFIC status and the PFIC status of each of its non-U.S. subsidiaries, and the Company’s obligation to provide tax information, will last until the later of (x) five years after the end of the Company’s current taxable year, or (y) such time as the Company has reasonably determined that it is not a PFIC for three (3) consecutive taxable years. After such period, the Company currently intends to continue to determine its PFIC status and the PFIC status of each of its non-U.S. subsidiaries, and to provide the necessary information described above (including a PFIC Annual Information Statement) but there can be assurance that the Company will in fact make those determinations or provide the necessary information.

A U.S. holder generally makes a QEF election by attaching a completed IRS Form 8621 (Information Return by a Shareholder of a Passive Foreign Investment Company or Qualified Electing Fund), including the information provided in a PFIC Annual Information Statement, to a timely filed U.S. federal income tax return for the tax year to which the election relates. Retroactive QEF elections generally may be made only by filing a protective statement with such return and if certain other conditions are met or with the consent of the IRS. U.S. holders are urged to consult their tax advisors regarding the availability and tax consequences of a retroactive QEF election under their particular circumstances.

Alternatively, if the Company is a PFIC and Class A Ordinary Shares constitute “marketable stock,” a U.S. holder may avoid the adverse PFIC tax consequences discussed above if such U.S. holder makes a mark-to-market election with respect to such shares for the first taxable year in which it holds (or is deemed to hold) Class A Ordinary Shares and each subsequent taxable year. Such U.S. holder generally will include for each of its taxable years as ordinary income the excess, if any, of the fair market value of its Class A Ordinary Shares at the end of such year over its adjusted basis in its Class A Ordinary Shares. These amounts of ordinary income would not be eligible for the favorable tax rates applicable to qualified dividend income or long-term capital gains. The U.S. holder also will recognize an ordinary loss in respect of the excess, if any, of its adjusted basis of its Class A Ordinary Shares over the fair market value of its Class A Ordinary Shares at the end of its taxable year (but only to the extent of the net amount of previously included income as a result of the mark-to-market election). The U.S. holder’s basis in its Class A Ordinary Shares will be adjusted to reflect any such income or loss amounts, and any further gain recognized on a sale or other taxable disposition of its Class A Ordinary Shares will be treated as ordinary income.

Currently, a mark-to-market election may not be made with respect to Warrants to acquire Class A Ordinary Shares. Also, because a mark-to-market election cannot be made for any lower-tier PFICs that the Company may own, if the Company were a PFIC for any taxable year, a U.S. holder that makes the mark-to-market election may continue to be subject to the tax and interest charges under the general PFIC rules with respect to such U.S. holder’s indirect interest in any subsidiaries of the Company that are PFICs.

The mark-to-market election is available only for “marketable stock”—generally, stock that is regularly traded on a national securities exchange that is registered with the SEC, including Nasdaq (on which Class A Ordinary Shares are intended to be listed). If made, a mark-to-market election would be effective for the taxable year for which the election was made and for all subsequent taxable years unless Class A Ordinary Shares cease to qualify as “marketable stock” for purposes of the PFIC rules or the IRS consents to the revocation of the election. U.S. holders are urged to consult their tax advisors regarding the availability and tax consequences of a mark-to-market election with respect to Class A Ordinary Shares under their particular circumstances.

The application of the PFIC rules to Warrants to acquire Class A Ordinary Shares is unclear. Proposed Treasury regulations issued under the PFIC rules generally treats an “option” (which would include a Warrant to acquire Class A Ordinary Shares) to acquire the stock of a PFIC as stock of the PFIC, while final Treasury regulations issued under the PFIC rules provides that the QEF election does not apply to options and no mark-to-market election (discussed above) is currently available with respect to options. Therefore, if the proposed Treasury regulations are finalized in their current form, U.S. holders of Warrants to acquire Class A Ordinary Shares would be subject to the PFIC rules described above but would not be able to make any PFIC elections with respect to Warrants to acquire Class A Ordinary Shares.

However, a U.S. holder may make a QEF election with respect to an Ordinary Share acquired upon the exercise of a Warrant to acquire Class A Ordinary Shares and a QEF election previously made with respect to Class A Ordinary Shares will apply to Class A Ordinary Shares newly acquired upon exercise of a Warrant to acquire Class A Ordinary Shares. Notwithstanding such QEF election, the adverse tax consequences relating to PFIC shares, adjusted to take into account the current income inclusions resulting from the QEF election, will continue to apply with respect to such newly acquired Class A Ordinary Shares (which under proposed regulations, will be deemed to have a holding period for purposes of the PFIC rules that includes the period the U.S. holder held Warrants to acquire Class A Ordinary Shares), unless the U.S. holder makes a purging election under the PFIC rules (such as the deemed sale election discussed above). U.S. holders should consult with their own tax advisors regarding the application of the PFIC rules to Warrants to acquire Class A Ordinary Shares.

A U.S. holder that owns (or is deemed to own) shares in a PFIC during any taxable year of the U.S. holder may have to file an IRS Form 8621(Information Return by a Shareholder of a Passive Foreign Investment Company or Qualified Electing Fund) (whether or not a QEF or mark-to-market election is made) and to provide such other information as may be required by the U.S. Treasury Department. Failure to do so, if required, will extend the statute of limitations applicable to such U.S. holder until such required information is furnished to the IRS.

The rules dealing with PFICs and with the purging, QEF, and mark-to-market elections are very complex and are affected by various factors in addition to those described above. Accordingly, U.S. holders of Class A Ordinary Shares and Warrants to acquire Class A Ordinary Shares are urged to consult their own tax advisors concerning the application of the PFIC rules to the Company securities under their particular circumstances.

Information Reporting, Backup Withholding and Additional Reporting Requirements

Dividend payments with respect to the Class A Ordinary Shares and proceeds from the sale, exchange or redemption of the Class A Ordinary Shares or Warrants to acquire Class A Ordinary Shares may be subject to information reporting filed with the IRS unless the U.S. holder is an exempt recipient. Backup withholding may apply to such payments if the U.S. holder fails to provide a taxpayer identification number, a certification of exempt status or has been notified by the IRS that it is subject to backup withholding (and such notification has not been withdrawn). Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a U.S. holder’s federal income tax liability provided that the required information is timely furnished to the IRS.

Certain U.S. holders (and to the extent provided in IRS guidance, certain individual non-U.S. holders) holding specified foreign financial assets with an aggregate value in excess of the applicable dollar thresholds are required to report information to the IRS relating to Class A Ordinary Shares or Warrants to acquire Class A Ordinary Shares, subject to certain exceptions (including an exception for Class A Ordinary Shares held in accounts maintained by U.S. financial institutions), by attaching a complete IRS Form 8938 (Statement of Specified Foreign Financial Assets) with their tax return for each year in which they hold Class A Ordinary Shares or Warrants to acquire Class A Ordinary Shares. Substantial penalties apply to any failure to file IRS Form 8938 and the period of limitations on assessment and collection of U.S. federal income taxes will be extended in the event of a failure to comply. U.S. holders are urged to consult their tax advisors regarding the effect, if any, of these rules on the ownership and disposition of Class A Ordinary Shares or Warrants to acquire Class A Ordinary Shares.

Non-U.S. Holders

Dividends and Other Distributions on Class A Ordinary Shares

Subject to the discussion below concerning backup withholding, non-U.S. holders generally will not be subject to U.S. federal income tax or withholding tax on dividends (including dividends with respect to constructive distributions, as further described under the heading “ —U.S. Holders—Possible Constructive Distributions”) received from the Company on Class A Ordinary Shares (or, with respect to constructive distributions, on Warrants to acquire Class A Ordinary Shares) unless the income from such dividends is effectively connected with the conduct of a trade or business of the non-U.S. holder in the United States and, if required under an applicable income tax treaty, is attributable to a permanent establishment or a fixed base maintained by the non-U.S. holder in the United States, in which case, a non-U.S. holder will be subject to regular federal income tax on such dividend generally in the same manner as discussed in the section above under “U.S. Holders—Dividends and Other Distributions on Class A Ordinary Shares,” unless an applicable income tax treaty provides otherwise. In addition, earnings and profits of such a corporate non-U.S. holder that are attributable to such dividend, as determined after allowance for certain adjustments, may be subject to an additional branch profits tax at a rate of 30%, or at a lower rate as may be specified by an applicable income tax treaty.

Sale, Taxable Exchange or other Taxable Disposition of Class A Ordinary Shares and Warrants to acquire Class A Ordinary Shares

Subject to the discussion below concerning backup withholding, non-U.S. holders generally will not be subject to U.S. federal income tax or withholding tax on any gain realized upon the sale, exchange or other disposition of Class A Ordinary Shares or Warrants to acquire Class A Ordinary Shares, unless either:

•

the gain is effectively connected with the non-U.S. holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, the Non-U.S. holder maintains a permanent establishment or fixed place of business in the United States to which such gain is attributable); or

•	the non-U.S. holder is a nonresident alien individual present in the United States for 183 days or more during the taxable year of the redemption and certain other requirements are met.

Gain described in the first bullet point above generally will be subject to U.S. federal income tax on a net income basis at the regular graduated rates. A non-U.S. holder that is a corporation may also be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on such effectively connected gain, as adjusted for certain items.

Gain described in the second bullet point above will be subject to U.S. federal income tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty), which may be offset by U.S. source capital losses of the non-U.S. holder (even though the individual is not considered a resident of the United States) provided that the non-U.S. holder has timely filed U.S. federal income tax returns with respect to such losses. In addition, earnings and profits of a corporate non-U.S. holder that are attributable to such gain, as determined after allowance for certain adjustments, may be subject to an additional branch profits tax at a rate of 30%, or at a lower rate as may be specified by an applicable income tax treaty.

Exercise, Lapse or Redemption of Warrants to acquire Class A Ordinary Shares

The U.S. federal income tax treatment of a non-U.S. holder’s exercise of a Warrant to acquire Class A Ordinary Shares, the lapse of a Warrant held by a Non-U.S. Holder, or the Company’s redemption of Warrants to acquire Class A Ordinary Shares for cash generally will correspond to the U.S. federal income tax treatment of the exercise or lapse of a Warrant by a U.S. holder, as described under “U.S. Holders—Exercise, Lapse or Redemption of Warrants to acquire Class A Ordinary Shares,” above, although to the extent a cashless exercise results in a taxable exchange, the consequences would be similar to those described under the heading “—Sale, Exchange, or other Taxable Disposition of Class A Ordinary Shares and Warrants to acquire Class A Ordinary Shares” for a non-U.S. holder’s gain on the sale or other disposition of Warrants to acquire Class A Ordinary Shares.

Information Reporting and Backup Withholding

Payments of dividends on Class A Ordinary Shares and amounts received with respect to the sale or other disposition of Class A Ordinary Shares or Warrants to acquire Class A Ordinary Shares will not be subject to backup withholding, provided that the applicable withholding agent does not have actual knowledge or reason to know the holder is a United States person and the holder either certifies its non-U.S. status, such as by furnishing a valid IRS Form W-8BEN, W-8BEN-E or W-8ECI, or otherwise establishes an exemption. However, information returns may be filed with the IRS in connection with any payments of dividends on Class A Ordinary Shares paid to the non-U.S. holder or amounts received with respect to the sale or other disposition of Class A Ordinary Shares or Warrants to acquire Class A Ordinary Shares by the non-U.S. holder, regardless of whether any tax was actually withheld.

Copies of information returns that are filed with the IRS may be made available under the provisions of an applicable treaty or agreement to the tax authorities of the country in which the non-U.S. holder resides or is established. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a non-U.S. holder’s U.S. federal income tax liability, provided that the required information is timely furnished to the IRS.

THE U.S. FEDERAL INCOME TAX DISCUSSION SET FORTH ABOVE IS INCLUDED FOR GENERAL INFORMATION ONLY AND MAY NOT BE APPLICABLE TO A PARTICULAR HOLDER OF THE COMPANY’S SECURITIES (“HOLDERS”) DEPENDING UPON THE HOLDER’S PARTICULAR SITUATION. HOLDERS ARE URGED TO CONSULT THEIR OWN TAX ADVISOR WITH RESPECT TO THE TAX CONSEQUENCES TO THE HOLDER OF THE ACQUISITION, OWNERSHIP AND DISPOSITION OF CLASS A ORDINARY SHARES AND WARRANTS TO ACQUIRE CLASS A ORDINARY SHARES INCLUDING THE TAX CONSEQUENCES UNDER STATE, LOCAL, ESTATE, FOREIGN AND OTHER TAX LAWS AND TAX TREATIES AND THE POSSIBLE EFFECTS OF CHANGES IN U.S. OR OTHER TAX LAWS.

F.	Dividends and Paying Agents

Not applicable.

G.	Statement by Experts

Not applicable.

H.	Documents on Display

We are subject to certain of the informational filing requirements of the Exchange Act. Since we are a “foreign private issuer,” our officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions contained in Section 16 of the Exchange Act, with respect to their purchase and sale of our equity securities. In addition, we are not required to file reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. However, we are required to file with the SEC an Annual Report on Form 20-F containing financial statements audited by an independent accounting firm. We will also furnish to the SEC, on Form 6-K, unaudited financial information with respect to our first two fiscal quarters. Information filed with or furnished to the SEC by us will be available on our website. On November 15, 2021, the Company and CF V furnished to its shareholders a proxy statement/prospectus and proxy statement/prospectus supplement relating to the Business Combination. The SEC also maintains a website at http://www.sec.gov that contains reports and other information that we file with or furnish electronically with the SEC.

I.	Subsidiary Information

Not applicable.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

See “Item 5.A Operating Results - Quantitative and Qualitative Disclosures about Market Risk”.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Exhibit 99.1 attached hereto is hereby incorporated by reference in response to this Item.

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Adjustment of Warrant Price and Warrant Redemption Price

On April 1, 2022, the Company informed Continental Stock Transfer & Trust Company that, pursuant to Section 4.3.2 of the Public Warrant Agreement, as modified and assumed by the Assignment and Assumption Agreement, the Warrant Price (as defined in the Public Warrant Agreement) with respect to the $8.63 Warrants issued and outstanding under the Public Warrant Agreement will be adjusted from 11.50 to $8.63 and the Redemption Price (as defined in the Public Warrant Agreement) of the $8.63 Warrants will be adjusted from $18.00 to $13.50.

Class B Votes per Share

See “EXPLANATORY NOTE – Business Combination – Liberty Letter Agreement.”

ITEM 15.	CONTROLS AND PROCEDURES

(a) The Company maintains disclosure controls and procedures to ensure that information required to be disclosed in the Company’s filings under the Exchange Act is recorded, processed, summarized and reported in accordance with the requirements specified in the rules and forms of the SEC. The Company carried out an evaluation, under the supervision and with the participation of its management, including the CEO and CFO, of the effectiveness of the design and operation of the Company’s “disclosure controls and procedures” (as defined in the Exchange Act Rules 13a-15(e) and 15d-15(e)) as of the end of the period covered by this Report. Based upon that evaluation, the CEO and CFO concluded that the Company’s disclosure controls and procedures as of December 31, 2021 are effective to ensure that information required to be disclosed by the Registrant in reports it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and is accumulated and communicated to the Registrant’s management, including its CEO and CFO, as appropriate to allow timely decisions regarding required disclosure.

The Company’s disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and, as indicated in the preceding paragraph, the CEO and CFO believe that the Company’s disclosure controls and procedures are effective at that reasonable assurance level, although the CEO and CFO do not expect that the disclosure controls and procedures or internal control over financial reporting will prevent or detect all errors and all fraud. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. The Company will continue to periodically review its disclosure controls and procedures and internal control over financial reporting and may make such modifications from time to time as it considers necessary.

(b) and (c) This Report does not include a report of management’s assessment regarding internal control over financial reporting or an attestation report of the Company’s registered public accounting firm due to a transition period established by rules of the Securities and Exchange Commission for newly public companies.

(d) During the year ended December 31, 2021, there have been no changes made to the Company’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

ITEM 16.	[RESERVED]

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

The Board has determined that Brad Halverson is an audit committee financial expert, within the meaning of paragraph (b) of Item 16A. of Form Annual Report, and is also independent within the meaning of United States securities regulations and NASDAQ requirements. See Item 6.A “Directors and Senior Management” for a description of Mr. Halverson’s education and experience.

The SEC has provided that the designation of an audit committee financial expert does not make him or her an “expert” for any purpose, impose on him or her any duties, obligations or liability that are greater than the duties, obligations or liability imposed on him or her as a member of the Audit Committee and the Board in the absence of such designation, or affect the duties, obligations or liability of any other member of the Audit Committee or Board.

ITEM 16B.	CODE OF ETHICS

The Company has adopted a Code of Ethics that applies to the Company’s senior financial officers, including the Chief Executive Officer, Chief Financial Officer, and Vice President Accounting. The Code of Ethics was adopted in November 2021 and is available on the Company’s website at https://investors.satellogic.com. The Company will provide to any person without charge, upon request, a copy of the Code of Ethics by contacting Satellogic Inc. Investor Relations by telephone at 00-598-25182302 or by mail at Ruta 8 Km 17, 500, Edificio 300, Oficina 324 Zonamérica, Montevideo, 91600, Uruguay. The Company has not made any amendments to the above-mentioned Code of Ethics. In the fiscal year ended December 31, 2021, the Company has not granted a waiver (including an implicit waiver) from a provision of its Code of Ethics to any of its Chief Executive Officer, Chief Financial Officer or the Vice President Accounting that relates to one or more of the items set forth in paragraph (b) of Item 16B of Form 20-F.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

External Audit Service Fees

The independent external auditor of Nettar Group Inc. is Pistrelli, Henry Martin y Asociados S.R.L., member firm of Ernst & Young Global Limited.

Below is a summary of the aggregate fees for professional services provided by our independent external auditors for the years ended December 31, 2021 and 2020:

Amounts in thousands US$	2021	2020
Audit Fees(1)	$562	$341
Audit-Related Fees	—	1
Tax Fees(2)	2	21
All Other Fees	—	0

	$564	$363

Notes:

(1)

“Audit Fees” includes fees for professional services rendered by our independent external auditors in connection with the audit of the annual consolidated financial statements, the review of interim consolidated financial statements, statutory audits required internationally, other assurance procedures and the review of documents publicly filed.

(2)	“Tax Fees” includes fees for professional services rendered by our independent external auditors in connection with tax compliance and advice.

Pre-approved Policies and Procedures

The Audit Committee has adopted requirements regarding pre-approval of audit or non-audit services as part of its Audit Committee Charter. The Audit Committee Charter provides that the Audit Committee shall have the ultimate authority to approve all audit engagement terms and fees, and requires that the Audit Committee must approve in advance any retainer of the auditors to perform any non-audit service to the Company (together with all non-audit service fees) that it deems advisable in accordance with applicable requirements and the Board approved policies and procedures. The Audit Committee will consider the impact of such service and fees on the independence of the auditor. The Audit Committee may delegate pre-approval authority for non-audit services to a member of the Audit Committee; however, the decisions of any member of the Audit Committee to whom this authority has been delegated must be presented to the full Audit Committee at its next scheduled Audit Committee meeting.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G.	CORPORATE GOVERNANCE

Comparison of Shareholder Rights

We are incorporated under, and are governed by, the laws of the BVI. The following discussion summarizes material differences between the rights of holders of our ordinary shares and the rights of common shareholders of a typical corporation incorporated under the laws of the State of Delaware.

Director’s Fiduciary Duties

Under Delaware corporate law, a director of a solvent Delaware corporation owes fiduciary duties to the corporation and its shareholders. These duties have two components: the duty of care and the duty of loyalty. The duty of care requires that a director inform himself of all material information regarding a decision. The duty of loyalty requires that a director act in a manner he reasonably believes to be in the best interests of the corporation and its shareholders. A director must not use his corporate position for personal gain or advantage. The duty of loyalty prohibits self-dealing by a director and mandates that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder that is not shared by the shareholders generally. In general, the “business judgment rule” presumes that actions of the board of directors are made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation and its shareholders. This presumption may be rebutted by evidence of a breach of the directors’ fiduciary duties. If this presumption is rebutted, the board of directors bear the burden of proving that the actions were “entirely fair” to the corporation or its minority shareholders. In addition, Delaware common law imposes “heightened” judicial scrutiny on actions of directors in certain circumstances, such as upon a sale of the corporation.

BVI law provides that every director of a BVI company in exercising his powers or performing his duties, shall act honestly and in good faith and in what the director believes to be in the best interests of the company. Additionally, the director shall exercise the care, diligence, and skill that a reasonable director would exercise in the same circumstances taking into account the nature of the company, the nature of the decision and the position of the director and his responsibilities. In addition, BVI law provides that a director shall exercise his powers as a director for a proper purpose and shall not act, or agree to the company acting, in a manner that contravenes BVI law or the memorandum and articles of association of the company.

Amendment of Governing Documents

Under Delaware corporate law, with very limited exceptions, a vote of the shareholders of a corporation is required to amend the certificate of incorporation. In addition, Delaware corporate law provides that shareholders have the right to amend the corporation’s bylaws, but the certificate of incorporation may also confer such right on the directors of the corporation.

Under BVI corporate law, members of a company have a general right to amend the memorandum of association or articles of association of the company by a members’ resolution. This ability to amend can (subject to certain limited exceptions) be restricted, for example: (a) by providing in the memorandum of association that specified provisions of the memorandum of association or the articles of association my not be amended; (b) by requiring a greater majority than simply in excess of 50% to amend the memorandum of association or articles of association or specified provisions in either; or (c) providing that certain provisions may only be amended if specified conditions are met. Under BVI corporate law the directors of a company may amend the memorandum and articles of association of the company where the memorandum of association permits them to do so. However, notwithstanding anything contained in the memorandum and articles of association the directors do not have the power to amend the memorandum of association or articles of association: (a) to restrict the rights of members to amend; (b) to change the percentage of members required to pass a resolution to amend; or (c) in circumstances where the members themselves cannot amend the memorandum or articles of association.

Our Company Governing Documents permit amendment by a resolution of the members of the Company or a resolution of the directors. A resolution of members to amend our Company Governing Documents shall require the affirmative vote of an absolute majority of the votes of all of the members of the Company.

Consent in Lieu of Meeting

Under Delaware corporate law, a consent in lieu of a meeting of the directors must be unanimous to take effect. Under BVI law only a majority of the directors are required to sign a written consent.

Under Delaware corporate law, unless otherwise provided in the certificate of incorporation, any action to be taken at any annual or special meeting of shareholders of a corporation may be taken without a meeting by consent of the holders of outstanding stock having not less than the minimum number of votes that would be necessary to take that action at a meeting at which all shareholders entitled to vote were present and voted. If any shareholder action is taken by less than unanimous consent, notice of such action must be given to those shareholders who have not consented and who, if the action had been taken at a meeting, would have been entitled to notice of the meeting if the record date for notice of such meeting had been the date that consents signed by a sufficient number of shareholders were delivered to the corporation.

Our Company Governing Documents do not permit any shareholder action to be taken by written consent of a majority of the votes of shares entitled to vote thereon.

Shareholder Proposals

Under Delaware corporate law, a shareholder has the right to put any proposal before the annual meeting of shareholders, provided it complies with the relevant provisions (if any) in the corporation’s certificate of incorporation or bylaws. A meeting of shareholders may be called by the board of directors or any other person authorized to do so by the corporation’s certificate of incorporation or bylaws; shareholders may be precluded therein from calling special meetings. BVI law provides that our directors shall call a meeting of the shareholders if requested in writing to do so by shareholders entitled to exercise at least 30% of the voting rights in respect of the matter for which the meeting is requested.

Sale of Assets

Under Delaware corporate law, a vote of the shareholders is required to approve a sale, lease or exchange of property and assets of a corporation (including property and assets of its qualifying subsidiaries) only when all or substantially all of the corporation’s property and assets are being sold other than to a qualifying subsidiary of the corporation. Under BVI law generally, shareholder approval is required when more than 50% of a company’s total assets by value are being disposed of or sold to any person if not made in the usual or regular course of the business carried out by the company. Our Company Governing Documents disapply this general requirement.

Redemption of Shares

Under Delaware corporate law, by provision of the certificate of incorporation, any class or series of stock may be made subject to redemption by the corporation at its option, at the option of the holders of that stock or upon the happening of a specified event, provided that after such redemption shares of a class or series of stock with full voting power remain outstanding. The class or series of stock may, by provision of the certificate of incorporation, be made redeemable for cash, property or rights, as specified in the certificate of incorporation or in the resolution of the board of directors providing for the issue of the stock pursuant to the power expressly vested in the board of directors by the certificate of incorporation. Under Delaware corporate law, shares also may be repurchased with the consent of both the corporation and the holder, except that shares may not be repurchased for more than the price at which such shares may then be redeemed at the option of the corporation. Both the redemption and repurchase of shares of a Delaware corporation are subject to certain solvency limitations established by Delaware corporate law and Delaware common law. As permitted by BVI law and our Company Governing Documents, shares may be repurchased, redeemed or otherwise acquired by us. However, the consent of the shareholder whose shares are to be repurchased, redeemed or otherwise acquired must be obtained, except as specified in the terms of the applicable class or series of shares.

Squeeze-Out Merger

Under the Delaware General Corporation Law § 253, in a process known as a “short form” merger, a corporation that owns at least 90% of the outstanding shares of each class of voting stock of another corporation and where at least one of the corporations is a Delaware corporation and the laws of the jurisdiction of the other corporation don’t prohibit such action, may either merge the other corporation into itself or merge itself into the other corporation by executing, acknowledging and filing with the Delaware Secretary of State a certificate of ownership and merger setting forth a copy of the resolution of its board of directors authorizing such merger. If the parent corporation is a Delaware corporation that is not the surviving corporation, the merger also must be approved by a majority of the outstanding stock of the parent corporation entitled to vote thereon and the resolution must include provision for the pro rata issuance of stock of the surviving corporation to the holders of the stock of the parent corporation on surrender of any certificate therefor. If the parent corporation does not own all of the stock of the subsidiary corporation immediately prior to the merger, the minority shareholders of the subsidiary corporation party to the merger have appraisal rights as set forth in § 262 of the Delaware General Corporation Law.

Under section 172 of the BVI Act, in a process known as a “parent-subsidiary merger”, a company (a “parent company”) that owns at least 90% of the outstanding shares of each class of shares in another company (a “subsidiary company”) may merge with one or more subsidiary companies, without the authorization of members of any company. The directors of the parent company must approve a written plan of merger fulfilling the requirements of the BVI Act. A copy of the plan of merger or an outline thereof must be given to every member of the subsidiary company to be merged unless the giving of that copy or outline has been waived by that member. Articles of merger must be executed by the parent company and must contain prescribed particulars including the plan of merger. The articles of merger must be filed with the BVI Registrar of Corporate Affairs together with any resolution to amend the memorandum and articles of association of the surviving company. If the parent company does not own all of the shares of the subsidiary immediately prior to the merger, the minority shareholders of the subsidiary party to the merger have rights to dissent as set forth in section 179 of the BVI Act (as further described below).

Under section 176 of the BVI Act, subject to any limitations in a company’s memorandum and articles of association, members holding 90% of the votes of the outstanding shares entitled to vote, and members holding 90% of the votes of the outstanding shares of each class of shares entitled to vote, may give a written instruction to the company directing the company to redeem the shares held by the remaining members. Minority shareholders whose shares are to be so redeemed have rights to dissent as set forth in section 179 of the BVI Act (as further described below).

Variation of Rights of Shares

Under Delaware corporate law, a corporation may vary the rights of a class of stock with the approval of a majority of the outstanding shares entitled to vote thereon, and, in certain circumstances, including if such variation would change the rights of such class so as to affect them adversely, with the approval of a majority of the outstanding shares of such class, voting separately as a single class.

As permitted by BVI law, all or any of the rights attached to any class of our shares (unless otherwise provided by the terms of issue of the shares of that class) may, whether or not the Company is being wound up, be varied: (a) without the consent of the holders of the issued shares of that class where: (i) such variation is considered by the directors not to have a material adverse effect upon such rights; or (ii) where the directors amend and restate the Company Governing Documents in a manner that creates a new class of shares with rights and provisions ranking in priority to any existing class of shares or carrying more votes per share of the new class of shares than any existing class of shares (such new class of shares however they may be described being herein referred to as “Preference Shares”) having such rights as specified by the board of directors pursuant to the resolution of directors approving the creation of such Preference Shares, and in any such resolution of directors the board of directors shall agree to amend and restate our Company Governing Documents to fully set out such rights and instruct the registered agent of the Company to file the amended and restated Company Governing Documents with the BVI Registrar of Corporate Affairs; or (b) with the sanction of a resolution passed by the holders of the shares of that class at a separate meeting of the holders of the shares of that class where not less than two thirds of the issued shares of that class were represented and voted to pass the resolution. For the purposes of a separate class meeting, unless otherwise prohibited by the rights conferred on the holders of a particular class of shares, the directors may treat two or more or all the classes of shares as forming one class of shares if the directors consider that such class of shares would be affected in the same way by the proposals under consideration, but in any other case shall treat them as separate classes of shares.

Election of Directors

Under Delaware corporate law generally, unless otherwise specified in the certificate of incorporation or bylaws of a corporation, directors are elected by a plurality of the votes of the shares entitled to vote on the election of directors and vacancies and newly created directorships resulting from an increase in the number of directors may be filled by a majority of the directors then in office (although less than a quorum) or by the sole remaining director. Subject to the BVI Act and pursuant to our Memorandum and Articles, directors shall be appointed at any time, and from time to time, by our directors, without the approval of shareholders, either to fill a vacancy or as an alternate or additional director provided that the appointment does not cause the number of directors to exceed the authorized number of directors. The shareholders may, by a majority vote, appoint any person as a director.

Removal of Directors

Under Delaware corporate law generally, a director of a corporation without a classified board may be removed, with or without cause, by the holders of a majority (or such larger portion set forth in the certificate of incorporation) of the outstanding shares entitled to vote at an election of directors. Under Delaware corporate law, generally a director of a corporation with a classified board may be removed only for cause with the approval of a majority (or such larger portion set forth in the certificate of incorporation) of the outstanding shares entitled to vote at an election of directors, unless the certificate of incorporation provides otherwise. Under Delaware corporate law, generally a director may resign at any time upon notice given in writing or by electronic transmission to the corporation.

Our Memorandum and Articles provide that a director may be removed at any time if: (i) such director is willfully and continually failing to substantially perform his duties; (ii) such director’s willful conduct is significantly injurious to the Company, monetarily or otherwise; (iii) such director is convicted or investigated in a criminal proceeding (other than traffic violations and other minor offenses); (iv) such director is censured or its equivalent by a recognized exchange (including a pending proceeding) and (v) such director has a petition under the bankruptcy of insolvency laws of a jurisdiction filed against him or there is an appointment of a receiver by a court for the business or property of the director.

Mergers

Under Delaware corporate law, one or more constituent corporations may merge into and become part of another constituent corporation in a process known as a merger. A Delaware corporation may merge with a foreign corporation as long as the law of the foreign jurisdiction permits such a merger. To effect a merger under Delaware General Corporation Law § 251, an agreement of merger must be properly adopted and the agreement of merger or a certificate of merger must be filed with the Delaware Secretary of State. In order to be properly adopted, the agreement of merger must be adopted by the board of directors of each constituent Delaware corporation by a resolution or unanimous consent in lieu of a meeting. In addition, the agreement of merger generally must be approved at a meeting of shareholders of each constituent Delaware corporation by a majority of the outstanding stock of such corporation entitled to vote, unless the certificate of incorporation provides for a supermajority vote. In general, the surviving corporation is vested in all of the assets and liabilities of the disappearing corporation or corporations as a result of the merger.

Under the BVI Act, two or more companies may merge or consolidate in accordance with the statutory provisions. A merger means the merging of two or more constituent companies into one of the constituent companies, and a consolidation means the uniting of two or more constituent companies into a new company. In order to merge or consolidate, the directors of each constituent company must approve a written plan of merger or consolidation, which must be authorized by a resolution of shareholders (save in the case of a “parent-subsidiary merger” as described above). One or more companies may also merge or consolidate with one or more companies incorporated under the laws of jurisdictions outside the BVI if the merger or consolidation is permitted by the laws of the jurisdictions in which the companies incorporated outside the BVI are incorporated. In respect of such a merger or consolidation, a BVI company is required to comply with the provisions of the BVI Act, and a company incorporated outside the BVI is required to comply with the laws of its jurisdiction of incorporation.

Shareholders not otherwise entitled to vote on the merger or consolidation may still acquire the right to vote if the plan of merger or consolidation contains any provision that, if proposed as an amendment to the memorandum and articles of association, would entitle them to vote as a class or series on the proposed amendment. In any event, all shareholders must be given a copy of the plan of merger or consolidation irrespective of whether they are entitled to vote at the meeting or consent to the written resolution to approve the plan of merger or consolidation.

Inspection of Books and Records

Under Delaware corporate law, any shareholder of a corporation may, upon proper demand, and for any proper purpose, inspect or make copies of the corporation’s stock ledger, list of shareholders and other books and records. Members of the public, on payment of the requisite fee, can obtain a copy of a Delaware corporation’s certificate of incorporation.

Under BVI law, members of the general public, on payment of a nominal fee, can obtain copies of the public records of a company available at the office of the British Virgin Islands Registrar of Corporate Affairs, including the company’s certificate of incorporation, its memorandum and articles of association (with any amendments), records of license fees paid to date, any notice of appointment of liquidators, any articles of merger and any register of registered charges filing made in respect of the company.

A shareholder of a company is entitled, on giving written notice to the company, to inspect:

(a) the memorandum and articles of association;

(b) the register of members;

(c) the register of directors; and

(d) the minutes of meetings and resolutions of shareholders and of those classes of shares of which he is a shareholder.

In addition, a shareholder may make copies of or take extracts from the documents and records referred to in (a) through (d) above. However, subject to the memorandum and articles of association of the company, the directors may, if they are satisfied that it would be contrary to the company’s interests to allow a shareholder to inspect any document, or part of any document, specified in (b), (c) or (d) above, refuse to permit the shareholder to inspect the document or limit the inspection of the document, including limiting the making of copies or the taking of extracts from the records. Where a company fails or refuses to permit a shareholder to inspect a document or permits a shareholder to inspect a document subject to limitations, that shareholder may apply to the court for an order that he should be permitted to inspect the document or to inspect the document without limitation.

Where a company keeps a copy of the register of members or the register of directors at the office of its registered agent, it is required to notify the registered agent of any changes to the originals of such registers, in writing, within 15 days of any change; and to provide the registered agent with a written record of the physical address of the place or places at which the original register of members or the original register of directors is kept. Where the place at which the original register of members or the original register of directors is changed, the company is required to provide the registered agent with the physical address of the new location of the records within 14 days of the change of location.

A company is also required to keep at the office of its registered agent or at such other place or places, within or outside the BVI, as the directors determine the minutes of meetings and resolutions of shareholders and of classes of shareholders, and the minutes of meetings and resolutions of directors and committees of directors. If such records are kept at a place other than at the office of the company’s registered agent, the company is required to provide the registered agent with a written record of the physical address of the place or places at which the records are kept and to notify the registered agent, within 14 days, of the physical address of any new location where such records may be kept. The Company’s registered office in the BVI is: c/o Maples Corporate Services (BVI) Limited, Kingston Chambers, PO Box 173, Road Town, Tortola, VG1110, British Virgin Islands. The Company’s registered agent in the BVI is Maples Corporate Services (BVI) Limited.

Conflict of Interest

Under Delaware corporate law, a contract or transaction between a corporation and a director or officer, or between a corporation and any other organization in which a director or officer has a financial interest or is a director or officer, is not void or voidable as long as (i) the material facts as to the director’s or officer’s relationship or interest are disclosed or known and either (A) a majority of the disinterested directors authorizes the contract or transaction in good faith or (B) the shareholders vote in good faith to approve the contract or transaction or (ii) the contract or transaction is fair to the corporation when it is authorized, approved or ratified by the board of directors, a committee thereof or the shareholders. Delaware corporate law permits the corporation to renounce, in its certificate of incorporation or by action of its board of directors, any interest or expectancy of the corporation in, or in being offered an opportunity to participate in, specified business opportunities or specified classes or categories of business opportunities that are presented to the corporation or one or more of its officers, directors or stockholders.

The BVI Act provides that a director shall, forthwith after becoming aware that he is interested in a transaction entered into or to be entered into by the company, disclose that interest to the board of directors of the company. The failure of a director to disclose that interest does not affect the validity of a transaction entered into by the director or the company, so long as the director’s interest was disclosed to the board prior to the company’s entry into the transaction or was not required to be disclosed because the transaction is between the company and the director himself and is otherwise in the ordinary course of business and on usual terms and conditions. As permitted by BVI law a director interested in a particular transaction may vote on it, attend meetings at which it is considered and sign documents on our behalf that relate to the transaction. In addition, if our directors have other fiduciary obligations, including to other companies on whose board of directors they presently sit and to other companies whose board of directors they may join in the future, to the extent that they identify business opportunities that may be suitable for us or other companies on whose board of directors they may sit, our directors are permitted to honor those pre-existing fiduciary obligations ahead of their obligations to us. Accordingly, they may refrain from presenting certain opportunities to us that come to their attention in the performance of their duties as directors of such other entities unless the other companies have declined to accept such opportunities or clearly lack the resources to take advantage of such opportunities.

Transactions with “Interested Stockholders”

Delaware corporate law contains a business combination statute applicable to Delaware public corporations whereby, unless the corporation has specifically elected not to be governed by that statute by appropriate action, it is prohibited from engaging in certain business combinations with an “interested stockholder” for three years following the date that the person becomes an “interested stockholder.” An “interested stockholder” generally is a person or group that owns or owned 15% or more of the company’s outstanding voting stock within the past three years. This statute has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the company in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which the shareholder becomes an “interested stockholder,” the board of directors approves either the business combination or the transaction that resulted in the person becoming an “interested stockholder.”

BVI law has no comparable provision. However, although BVI law does not regulate transactions between a company and its significant shareholders, it does provide that these transactions must be entered into in the bona fide best interests of the company and not with the effect of constituting a fraud on the minority shareholders.

Independent Directors

There are no provisions under Delaware corporate law or under the BVI Act that require a majority of our directors to be independent.

Cumulative Voting

Under Delaware corporate law, cumulative voting for elections of directors is not permitted unless the company’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder’s voting power with respect to electing such director. There are no prohibitions on cumulative voting under the laws of the BVI, but our Memorandum and Articles do not provide for cumulative voting.

Shareholders’ Rights under British Virgin Islands Law Generally

The BVI Act provides for certain remedies that may be available to shareholders. Where a company incorporated under the BVI Act or any of its directors engages in, or proposes to engage in, conduct that contravenes the BVI Act or the company’s memorandum and articles of association, BVI courts can issue a restraining or compliance order. However, shareholders cannot also bring derivative, personal and representative actions under certain circumstances. The traditional English basis for shareholders’ remedies has also been incorporated into the BVI Act: where a shareholder of a company considers that the affairs of the company have been, are being or are likely to be conducted in a manner likely to be oppressive, unfairly discriminating or unfairly prejudicial to him, he may apply to the court for an order based on such conduct. In addition, any shareholder of a company may apply to the courts for the appointment of a liquidator of the company and the court may appoint a liquidator of the company if it is of the opinion that it is just and equitable to do so.

Section 179 of the BVI Act also provides that any shareholder of a company is entitled to payment of the fair value of his shares upon dissenting from any of the following: (i) a merger, if the company is a constituent company, unless the company is the surviving company and the shareholder continues to hold the same or similar shares; (ii) a consolidation, if the company is a constituent company; (iii) any sale, transfer, lease, exchange or other disposition of more than 50% in value of the assets or business of the company if not made in the usual or regular course of the business carried on by the company but not including (a) a disposition pursuant to an order of the court having jurisdiction in the matter, (b) a disposition for money on terms requiring all or substantially all net proceeds to be distributed to the shareholders in accordance with their respective interest within one year after the date of disposition, or (c) a transfer pursuant to the power of the directors to transfer assets for the protection thereof; (iv) a redemption of 10% or fewer of the issued shares of the company required by the holders of 90% or more of the shares of the company pursuant to the terms of the BVI Act; and (v) an arrangement, if permitted by the court.

Generally, any other claims against a company by its shareholders must be based on the general laws of contract or tort applicable in the BVI or their individual rights as shareholders as established by a company’s memorandum and articles of association.

Foreign Private Issuer Exemption

As a “foreign private issuer,” as defined by the SEC, the Company is permitted to follow home country corporate governance practices, instead of certain corporate governance practices required by Nasdaq for U.S. domestic issuers other than with respect to certain voting and committee requirements. The Company may elect to avail itself of the exemptions available to it under Rule 5613(c) of the Nasdaq rules by forgoing (i) the requirement that the Company have a compensation committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities and (ii) the requirement that the Company have a nominating and corporate governance committee composed of entirely independent directors with a written charter addressing the committee’s purpose and responsibilities. The Company will be eligible to take advantage of additional exemptions from certain corporate governance standards of the Nasdaq.

The Company intends to take all actions necessary for it to maintain compliance as a foreign private issuer under the applicable corporate governance requirements of the Sarbanes-Oxley Act, the rules adopted by the SEC and the Nasdaq corporate governance rules and listing standards.

Because the Company is a foreign private issuer, its directors and senior management are not subject to short-swing profit and insider trading reporting obligations under Section 16 of the Exchange Act. They will, however, be subject to the obligations to report changes in share ownership under Section 13 of the Exchange Act and related SEC rules.

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I.	DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

See Item 8.

ITEM 18.	FINANCIAL STATEMENTS

See Item 8.

ITEM 19.	EXHIBITS

Exhibit No.	Description

1.1	Amended and Restated Memorandum of Association and Articles of Association of Satellogic Inc. (incorporated by reference to Exhibit 1.1 to the Shell Company Report on Form 20-F filed on January 27, 2022).

2.1#	Agreement and Plan of Merger, dated as of July 5, 2021, by and among CF Acquisition Corp. V, Satellogic Inc., Ganymede Merger Sub 2 Inc., Ganymede Merger Sub 1 Inc. and Nettar Group Inc. (incorporated by reference to Exhibit 2.1 to the Report on Form F-4 filed on August 12, 2021 (file no. 333-258764)).

2.2	Specimen Class A ordinary share certificate of Satellogic Inc. (incorporated by reference to Exhibit 4.1 to the Report on Form F-4 filed October 19, 2021 (file no. 333-258764)).

2.3	Specimen Class B ordinary share certificate of Satellogic Inc. (incorporated by reference to Exhibit 4.2 to the Report on Form F-4 filed October 19, 2021 (file no. 333-258764)).

2.4	Specimen warrant certificate of Satellogic Inc. (incorporated by reference to Exhibit 4.3 to the Report on Form F-4 filed October 19, 2021 (file no. 333-258764)).

2.5	Warrant Agreement, dated January 28, 2021, by and between CF Acquisition Corp. V and Continental Stock Transfer & Trust Company, as warrant agent (incorporated by reference to Exhibit 4.1 of CF Acquisition Corp. V’s Current Report on Form 8-K filed February 3, 2021).

2.6	Warrant Assumption Agreement among CF Acquisition Corp. V, Satellogic Inc. and Continental Stock Transfer & Trust Company, as Warrant agent, dated as of January 25, 2022 (incorporated by reference to Exhibit 2.6 to the Shell Company Report on Form 20-F filed on January 27, 2022).

10.1	Amended and Restated Forward Purchase Contract, dated as of July 5, 2021, by and among CF Acquisition Corp. V, Satellogic Inc. and CFAC Holdings V, LLC (incorporated by reference to Exhibit 10.6 to the Report on Form F-4 filed August 12, 2021 (file no. 333-258764)).

10.2 ##	Amended and Restated Service and Cooperation Agreement, dated September 22, 2021, by and between Zhong Ke Guang Qi Space Information Technology Co., Ltd. and Urugus S.A. (incorporated by reference to Exhibit 10.7 to the Report on Form F-4 filed September 24, 2021 (file no. 333-258764)).

10.3	Credit Agreement, dated as of April 29, 2020, between JPMorgan Chase Bank, N.A. and Satellogic USA Inc. (incorporated by reference to Exhibit 10.8 to the Report on Form F-4 filed August 12, 2021 (file no. 333-258764)).

10.4	Employment Agreement, dated March 1, 2020, by and between Nettar Group Inc. (d/b/a Satellogic) and Emiliano Kargieman (incorporated by reference to Exhibit 10.9 to the Report on Form F-4 filed October 19, 2021 (file no. 333-258764)).

10.5	Warrants, dated as of March 8, 2021, between Nettar Group Inc. and Columbia River Investment Limited (incorporated by reference to Exhibit 10.10 to the Report on Form F-4 filed October 19, 2021 (file no. 333-258764)).

10.6	Side Letter Agreement, dated April 5, 2021 between Nettar Group Inc. and Hannover Holdings S.A. (incorporated by reference to Exhibit 10.11 to the Report on Form F-4 filed November 10, 2021 (file no. 333-258764)).

10.7	Loan and Security Agreement, dated as of March 8, 2021, by and among Columbia River Investment Limited and Nettar Group Inc. (incorporated by reference to Exhibit 99.1 to the Report on Form 6-K filed on December 10, 2021).

10.8	Amendment to Loan and Security Agreement, dated as of December 7, 2021, by and among Columbia River Investment Limited and Nettar Group Inc. (incorporated by reference to Exhibit 99.2 to the Report on Form 6-K filed on December 10, 2021).

10.9	Escrow Agreement, dated as of January 25, 2022, by and between CF Acquisition Corp. V and Continental Stock Transfer & Trust Company (incorporated by reference to Exhibit 10.9 to the Shell Company Report on Form 20-F filed on January 27, 2022).

10.10	Form of PIPE Subscription Agreement (incorporated by reference to Exhibit 10.1 to the Registration Statement on Form F-4 filed on August 12, 2021 (file no. 333-258764)).

10.11	Form of Shareholder Support Agreement (incorporated by reference to Exhibit 10.2 to the Report on Form F-4 filed on August 12, 2021 (file no. 333-258764)).

10.12	Form of Sponsor Support Agreement (incorporated by reference to Exhibit 10.3 to the Report on Form F-4 filed on August 12, 2021 (file no. 333-258764)).

10.13	Form of Lock-Up Agreement (incorporated by reference to Exhibit 10.4 to the Report on Form F-4 filed on August 12, 2021 (file no. 333-258764).

10.14	Subscription Agreement, dated as of January 18, 2022 by and among CF Acquisition Corp. V, Satellogic Inc., and Liberty Strategic Capital (SATL) Holdings, LLC (incorporated by reference to Exhibit 99.2 to the Report on Form 6-K filed on January 18, 2022 (file no. 333-258764)).

10.15	Letter Agreement, dated as of January 18, 2022 by and among Satellogic Inc., Liberty Strategic Capital (SATL) Holdings, LLC and CFAC Holdings V, LLC (incorporated by reference to Exhibit 99.3 to the Report on Form 6-K filed on January 18, 2022 (file no. 333-258764)).

10.16	Amended and Restated Letter Agreement, dated as of February 10, 2022 by and among Satellogic Inc., Liberty Strategic Capital (SATL) Holdings, LLC and CFAC Holdings V, LLC (incorporated by reference to Exhibit 10.16 to the Registration Statement on Form F-1 filed on February 14, 2022 (file no. 333-262699)).

10.17	Equity Incentive Plan (incorporated by reference to Exhibit 10.17 to the Registration Statement on Form F-1 filed on February 14, 2022 (file no. 333-262699)).

10.18	Warrant Agreement, dated February 10, 2022, by and between Satellogic Inc. and Continental Stock Transfer & Trust Company, as warrant agent for the warrants exercisable at $10.00 per Class A Ordinary Share and $15.00 per Class A Ordinary Share (incorporated by reference to Exhibit 10.18 to the Registration Statement on Form F-1 filed on February 14, 2022 (file no. 333-262699)).

10.19	Warrant Agreement, dated February 10, 2022, by and between Satellogic Inc. and Continental Stock Transfer & Trust Company, as warrant agent for the warrants exercisable at $10.00 per Class A Ordinary Share (incorporated by reference to Exhibit 10.19 to the Registration Statement on Form F-1 filed on February 14, 2022 (file no. 333-262699)).

10.20	Warrant Agreement, dated January 25, 2022, by and between Satellogic Inc. and Continental Stock Transfer & Trust Company, as warrant agent for warrants exercisable at $20.00 per Class A Ordinary Share (incorporated by reference to Exhibit 10.20 to the Registration Statement on Form F-1 filed on February 14, 2022 (file no. 333-262699)).

12.1*	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1*	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2*	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.1*	Description of Securities.

*	Filedherewith.
#	Certain schedules, annexes and exhibits have been omitted pursuant to Item 601(b)(2) of Regulation S-K, but will be furnished supplementally to the SEC upon request.
##	Certain confidential portions of this exhibit were omitted by means of marking such portions with brackets and asterisks because the identified confidential portions (i) are not material and (ii) would be competitively harmful if publicly disclosed, or constituted personally identifiable information that is not material.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this report on its behalf.

April 29, 2022

SATELLOGIC INC.

By:	/s/ Rick Dunn
Name:	Rick Dunn
Title: Chief Financial Officer