Form 20-F/A
period 2021-12-31
Satellogic Inc.
filed 2022-05-16
CIK 1874315

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM
20-F/A
Amendment No. 1

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
Commission File Number:
001-41247

Satellogic Inc.
(Exact name of Registrant as specified in its charter)

Not applicable
(Translation of Registrant’s name into English)

British Virgin Islands	Ruta 8 Km 17,500, Edificio 300 Oficina 324 Zonamérica Montevideo, 91600, Uruguay
(Jurisdiction of incorporation or organization)	(Address of principal executive offices)

Rick Dunn
Satellogic Inc.
Chief Financial Officer
210 Delburg Street
Davidson, NC 28036
(704) 894-4482
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
of the Exchange Act).   Yes  ☐    No  ☒

This Amendment No. 1 (this “Amendment”) to the Annual Report on Form
20-F
(the “Original Form
20-F”)
of Satellogic Inc. for the year ended December 31, 2021, which was filed with the U.S. Securities and Exchange Commission on May 2, 2022, is being filed solely for the purpose of adding Exhibit 101 and to furnish the Interactive Data File (as defined in Rule 11 of Regulation
S-T)
as Exhibit 101 in accordance with Rule 405 of Regulation
S-T.
Exhibit 101, which contains interactive data files in eXtensible Business Reporting Language (“XBRL”), was previously omitted from the Original Form
20-F
in accordance with the
30-day
grace period for initial interactive data submission under Rule 405 of Regulation
S-T.
Except as described above, this Amendment does not, and does not purport to, amend, modify, update or restate any information set forth in the Original Form
20-F
or reflect any events that occurred subsequent to the filing of the Original Form
20-F
on May 2, 2022.
Pursuant to Rule 406T of Regulation
S-T,
these interactive data files are deemed furnished and not filed or part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act of 1933, as amended, and are deemed not filed for purposes of Section 18 of the Securities and Exchange Act of 1934, as amended, and are otherwise not subject to liability under those sections.

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
Liberty Letter Agreement
Contemporaneously with the closing of the Liberty Investment, the Company, Liberty and Sponsor entered into the Liberty Restated Letter Agreement. The parties to the Liberty Restated Letter Agreement agreed that for so long as a Cessation Event (as defined in the Liberty Restated Letter Agreement, i.e., if the Liberty Investor (or affiliates managed by the Liberty Manager or its affiliates) cease to hold, in the aggregate, at least 6,666,666 Class A Ordinary Shares) has not occurred, among other things:

•
the Liberty Investor has the right to nominate two directors (including any successors) for election to the Board by the Company’s shareholders (the
“
Liberty Directors”), which director nominees must be reasonably acceptable to the Company. In this regard, the parties have further agreed that:

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
“U.S. GAAP” means accounting principles generally accepted in the United States of America.
“Warrants” means the $10.00 Liberty Warrants, the $8.63 Warrants, the $15.00 Liberty Warrants, the PIPE Warrants and the Columbia Warrants.
PART 1

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS
Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE
Not applicable.

ITEM 3.	KEY INFORMATION

A.	[Reserved. ]

B.	Capitalization and Indebtedness.
Not applicable.

C.	Reasons for the Offer and Use of Proceeds.
Not applicable.

D.	Risk Factors
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

To the extent
COVID-19
adversely affects the Company’s business operations, liquidity and financial results, it may also have the effect of heightening many of the other risks described in this “
Risk Factors
” section.
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
If the Company is or becomes a “passive foreign investment company,” or a PFIC, within the meaning of Section 1297 of the Code for any taxable year during which a U.S. holder (as defined under “
Material Tax Considerations—U.S. Federal Income Tax Considerations
”) holds Class A Ordinary Shares or Warrants to acquire Class A Ordinary Shares, certain adverse U.S. federal income tax consequences may apply to such U.S. holder. A
non-U.S.
corporation, such as the Company, will be classified as a PFIC for U.S. federal income tax purposes for any taxable year in which, after applying certain look-through rules, either (i) 75% or more of its gross income for such year consists of certain types of “passive” income or (ii) 50% or more of the value of its assets (determined on the basis of a quarterly average) during such year produce or are held for the production of passive income. Passive income generally includes dividends, interest, royalties, rents, annuities, net gains from the sale or exchange of property producing such income and net foreign currency gains. PFIC status depends on the composition of a company’s income and assets and the fair market value of its assets from time to time, as well as on the application of complex statutory and regulatory rules that are subject to potentially varying or changing interpretations.
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

If the Company is treated as a PFIC in any taxable year in which a U.S. holder holds Class A Ordinary Shares or Warrants to acquire Class A Ordinary Shares, the U.S. holder may be subject to adverse U.S. federal income tax consequences, such as taxation at the highest marginal ordinary income tax rates on capital gains and on certain actual or deemed distributions, interest charges on certain taxes treated as deferred, and additional reporting requirements. See “
Material Tax Considerations—U.S. Federal Income Tax Considerations—U.S. Holders—Passive Foreign Investment Company Rules
.” U.S. holders of Class A Ordinary Shares and Warrants to acquire Class A Ordinary Shares should consult with their tax advisors regarding the potential application of these rules.
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

•	Get it done . Our relentless commitment to hold ourselves accountable and deliver true value.

•	Be purpose driven . Our intrinsic motivation to make the impossible possible.

•	Never stop learning . Being intellectually curious, open-minded, and learning from others.

•	Push the limits . Challenge the status quo, leave your comfort zone and tackle impossible challenges.

•	Go beyond ego . Be humble, honest, empathetic and build together for our company, our community and our planet.
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
Cash flows used in operating activities are as follows:

	Year Ended December 31,
(in thousands of US dollars)	2021	2020	2019
Net loss	$(117,741)	$(113,926)	$(20,765)
Adjustments for the impact of non-cash items (1)	72,288	95,883	5,395

Net loss adjusted for the impact of non-cash items	(45,453)	(18,043)	(15,370)
Changes in assets and liabilities
Accounts receivable - trade (2)	(2,986)	7	12
Prepaids and other current assets (3)	(1,706)	(228)	(170)
Accounts payable - trade (4)	2,135	555	(251)
Other (5)	20,290	379	1,710

Net cash provided by operating activities	$(27,720)	$(17,330)	$(14,069)

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
5.C Research and Development, Patents and Licenses Etc.
See
Item 4. “
Information on the Company – Business Overview – Satellites and Technology”
5.D Trend Information
See Item 5.A “
Key Factors Affecting Operating Results
.”
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
The term for the Class I directors will expire in 2025, for the Class II directors will expire in 2023 and for the Class III directors will expire in 2024
.
Emiliano Kargieman
. Mr. Kargieman serves as the Chief Executive Officer of the Company. Mr. Kargieman founded Nettar and has served as its Chief Executive Officer since July 2010. Prior to founding Nettar, Mr. Kargieman founded Core Security Technologies, which developed automated penetration testing software, and co-founded
and Directed Aconcagua Ventures, which focused on investing and developing high-tech startups in Latin America to be global businesses. Mr. Kargieman has also founded various other technology startups, including GarageLab, a problem-solving laboratory based on an innovative multidisciplinary approach involving science, technology, art and business. He has independently consulted for several corporations and government agencies and served as a Member of the Special Projects Group at the World Bank. Mr. Kargieman has a formal background in number theory and philosophy.

Ted Wang
. Mr. Wang has been a partner at Cowboy Ventures, a venture capital fund focused on enterprise and consumer oriented software-driven companies since February 2017. Prior to joining Cowboy Ventures, Mr. Wang was a partner at Fenwick & West LLP, focusing his practice on emerging technology companies from October 2006 to January 2017. Mr. Wang also serves on the boards of directors of several private companies, including companies providing robotic automation software, developer operations software and software applying artificial intelligence. Mr. Wang holds a B.A. in history and Latin from Duke University and a J.D. from the University of Virginia.
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
Brad Halverson
. Mr. Halverson is the former Group President and CFO of Caterpillar, a Fortune 100 company and the world’s leading manufacturer of construction and mining equipment, diesel and gas engines, turbines, and locomotives where he served from 2013 to 2018. He joined Caterpillar in 1988, serving in various roles of increasing responsibility including leading the Caterpillar Financial Business unit as well as the Human Resources, Global Supply Chain and Information Services Functions. Mr. Halverson currently serves on the boards of Sysco Corporation, where he is the audit committee chairman, and Lear Corporation. He also previously served as a director for the U.S. Chamber of Commerce. Mr. Halverson attended the University of Illinois, where he received a Bachelor of Science Degree in Accounting and an Executive Masters of Business Administration. He is a Certified Public Accountant and a member of the American Institute of Certified Public Accountants.
Howard W. Lutnick
. Mr. Lutnick is the Chairman and Chief Executive Officer of Cantor Fitzgerald, L.P. (“
Cantor
”). Mr. Lutnick joined Cantor in 1983 and has served as Chief Executive Officer and Chairman of Cantor since 1996. Mr. Lutnick’s company, CF Group Management, Inc. (“
CFGM
”), is the managing general partner of Cantor. Mr. Lutnick is also the Chairman of the Board of Directors of BGC Partners, Inc. and its Chief Executive Officer, positions in which he has served from June 1999 to the present. In addition, Mr. Lutnick has served as Chairman of Newmark Group, Inc. since 2016. Mr. Lutnick served as the Chairman and Chief Executive Officer of CF Acquisition Corp. V from April 2020 until consummation of the Business Combination and has served as a director of Satellogic since January 2022. Mr. Lutnick also served as the Chairman and Chief Executive Officer of CF Finance Acquisition Corp. from October 2015 until consummation of its business combination with GCM Grosvenor, Inc. in November 2020, CF Finance Acquisition Corp. II from September 2019 until consummation of its business combination with View, Inc. in March 2021, and CF Finance Acquisition Corp. III from January 2020 until consummation of its business combination with AEye, Inc. in August 2021. Mr. Lutnick also serves as the Chairman and Chief Executive Officer of CF Acquisition Corp. IV since January 2020, CF Acquisition Corp. VI since April 2020, CF Acquisition Corp. VII since July 2020 and CF Acquisition Corp. VIII since July 2020. Mr. Lutnick is a member of the Board of Directors of the National September 11 Memorial & Museum, the Board of Directors of the Partnership for New York City, the Board of Directors of the Horace Mann School, and the Board of Overseers of The Hoover Institution. In addition, Mr. Lutnick has served as Chairman and Chief Executive Officer of each of Cantor Fitzgerald Income Trust, Inc. (formerly known as Rodin Global Property Trust, Inc.) and Rodin Income Trust, Inc. since February 2017 and as President of Rodin Income Trust, Inc. since January 2018.
Steven Terner Mnuchin
.
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
Joseph Dunford
. General Joseph F. Dunford, Jr. (Ret.) serves as a Senior Managing Director of Liberty Strategic Capital and as a member of the firm’s Investment Committee. Prior to joining Liberty, General Dunford served as the 19th Chairman of the Joint Chiefs of Staff. In that capacity, he was the senior ranking U.S. officer and the principal military advisor to the President, Secretary of Defense, and the National Security Council. General Dunford was commissioned in 1977 and led Marines at all levels, to include commanding the 2 nd
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
Decisions with respect to the compensation of our executive officers, including our named executive officers, will be made by the compensation committee of the Board. The Company’s executive compensation programs for 2021 are further described below under “
B. Compensation
”.
Each of our
non-employee
directors will be paid a cash retainer of $60,000 per year and an additional $20,000 retainer per year will be paid to Brad Halverson, the chairperson of the audit committee. The Company will make an annual grant of equity in the Company valued at $175,000 to each non-employee
director which will vest one year following grant.
Executive Officers
The names, ages, and current positions of the Company’s current executive officers are listed in the table below. For biographical information concerning Mr. Kargieman, see “—
Board of Directors
” above. The business address for our executive officers is c/o Satellogic Inc., Ruta 8 Km 17,500, Edificio 300 Oficina 324 Zonamérica Montevideo, 91600, Uruguay.

Name	Age	Title
Emiliano Kargieman	46	Chief Executive Officer
Rick Dunn	53	Chief Financial Officer
Aviv Cohen	50	Chief Operations Officer
Gerardo Richarte	47	Chief Information Security Officer
Rebeca Brandys	46	General Counsel
Rick Dunn
. Mr. Dunn has served as the Chief Financial Officer of the Company since January 2019. Prior to joining the Company, Mr. Dunn served as Chief Executive Officer of PowerTeam Services, LLC, a super-regional utility service company, from February 2018 to November 2018 and as Executive Vice President and Chief Financial Officer at ACN Inc., a telecommunications company, from October 2014 to January 2018. Mr. Dunn also served as SVP & Chief Financial Officer at Trilogy International Partners Inc., a wireless carrier, and as Corporate Controller for Western Wireless International. In addition, his experience includes 10 years with the public accounting firm of Grant Thornton LLP. Mr. Dunn is a Certified Public Accountant (inactive) and holds a B.A.A. degree in business accounting from Pacific Lutheran University and an M.B.A. from Seattle University.

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
Gerardo Richarte
. Mr. Richarte has served as Chief Information Security Officer of the Company since February 2021 and has served as the Company’s Chief Technology Officer since July 2010. Prior to joining the Company, Mr. Richarte founded Disarmista, a specialized boutique engineering and reverse-engineering services company. Previously, Mr. Richarte co-founded
Core Security Technologies, where he has served as R&D Leader and developed the first automated penetration testing software. He has also independently consulted and taught courses for big corporations and government agencies around the world. Mr. Richarte has a background in computer programming, electronics and mathematics.
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
C. Board Practices
Messrs. Kargieman and Dunn and Ms. Brandys were serving as directors of the Company at December 31, 2021. Subsequent to such date, Messrs. Wang, Galperin, Halverson, Lutnick, Mnuchin, Dunford, Killalea and Gutiérrez were elected to the Board. No director has a service contract with the Company, in their capacity as a director, or is entitled to any benefits upon ceasing to serve as a director except for equity grants made under the Company’s Equity Incentive Plan. See “
EXPLANATORY NOTE – Business Combinaton – Liberty Letter Agreement”
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
Sha
r
e
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
Directors and Executive Officers (1)
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
T
r
ansactions
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
Inte
r
ests
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
Ordinary shares issued and fully paid

Ordinary shares	Number of shares	Face value per share	Total
At January 1, 2019	4,823,645	0.00001	48
Issuance of shares	9,136	0.00001	—

At December 31, 2019	4,832,781	0.00001	48
Issuance of shares	96,481	0.00001	1

At December 31, 2020	4,929,262	0.00001	49
Issuance of shares	333,806	0.00001	4

At December 31, 2021	5,263,068	0.00001	53

Preferred shares

Preferred shares	Series A	Series B	Series B-1	Series X		Face value per share	Total
At January 1, 2019	4,723,330	3,117,915	899,153	—		0.00001	87
Redemption / Issuance of shares	—	—	—	—		0.00001	—

At December 31, 2019	4,723,330	3,117,915	899,153	—		0.00001	87
Redemption / Issuance of shares	—	—	—	—		0.00001	—

At December 31, 2020	4,723,330	3,117,915	899,153	—		0.00001	87
Treasury shares (2)	(2,176,000)	(1,725,784)	(226,629)	—		0.00001	(41)
Issuance of shares	—	—	—	2,033,230	(1)	0.00001	20

At December 31, 2021	2,547,330	1,392,131	672,524	2,033,230		0.00001	66

(1)	Issuance of 2,033,320 Nettar Series X Preferred shares were classified as liabilities on the Consolidated Statement of Financial Position.

(2)	See Note 17 in relation to the preferred shareholder transaction.
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

NETTAR GROUP INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of US dollars, except per share data, unless otherwise stated)

12. Accrued Expenses and Other Liabilities

	Year Ending December 31,
	2021	2020
Accrued expenses and other liabilities
Accrued professional fees related to merger transaction (1)	$(16,263)	$—
Provisions	(2,934)	(462)
Payroll and employee benefits payable	(2,545)	(1,717)
Other taxes payable	(2,045)	(439)

Total	$(23,787)	$(2,618)

Total current	(23,435)	(2,582)

Total non-current	$(352)	$(36)

(1)	Refer to Note 20 (Subsequent Events) for further details on the merger transaction.
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

NETTAR GROUP INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of US dollars, except per share data, unless otherwise stated)

Fair value risk
The Group is subject to fair value risk related to the conversion options contained in the Group’s convertible notes debt and Nettar Series X Preferred Shares and the make-whole premium of the Cantor Loan. Fluctuations in the fair value of these financial instruments may arise from changes significant unobservable inputs detailed below (see
Description of significant unobservable inputs to valuation
).
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

Fair value - embedded derivative liability (2)
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
Liquidity risk analysis
Liquidity risk is that the Group might be unable to meet its obligations. The Group manages liquidity risk by using funding obtained mainly from shareholders and other liabilities. See Note 1 (Description of Business and Basis of Presentation
)
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
As stated in Note 1 (Description of Business and Basis of Presentation
)
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
The Group recognized in the Consolidated Statement of Profit or Loss the following expenses related to its leases for the years end December 31, 2021, 2020 and 2019:

	2021	2020	2019
Depreciation expense	$477	$286	$—
Interest expense on lease liabilities	49	57	—

Total lease expense	$526	$343	$—

19. Subsidiaries of the Group

		Country of	% equity interest
Name	Principal activities	incorporation	2021		2020
Urugus S.A.	Manufacturing, Assembly, Integration, Test and Exports	Uruguay	100%		100%
Nettar S.A.	Intermediate Holding	Uruguay	100%		100%
Satellogic USA, Inc.	Sales and marketing, Product strategy and business development	United States	100%		100%
Telluric Ltd.	Image analytics and user interfaces	Israel	100%		100%
Satellogic S.A.	Research and development services and builds prototypes	Argentina	100%		100%
Satellogic Overseas, Inc.	Supplies fund for non-recurrent expenses management	BVI	100	% (1)	100	% (1)
Satellogic Solutions S.L.	Data science solutions and machine learning over the satellite images	Spain	100	% (1)	100	% (1)
Satellogic China, LTD	Sales and marketing	China	100	% (2)	100	% (2)
Satellogic China Beijing Branch	Sales and marketing	China	100	% (3)	100	% (3)
Satellogic North America LLC	Sales and Marketing	United States	100	% (4)		(7)
Satellogic Netherlands B.V.	High throughput plant	The Netherlands	100	% (5)		(7)
Satellogic, Inc	Created to consummate the transaction with CF V	BVI	100%			(7)
MergerSub 1	Created to consummate the transaction with CF V	BVI	100	% (6)		(7)
MergerSub 2	Created to consummate the transaction with CF V	United States	100	% (6)		(7)

(1)	This entity is controlled through Nettar, S.A. an intermediate holding entity of the Group.
(2)	This entity is controlled through Urugus S.A.
(3)	Dependent branch from Satellogic China LTD
(4)	This entity is controlled throug Satellogic USA, Inc
(5)	This entity is controlled by Satellogic Solutions S.L.
(6)	This entity is controlled by Satellogic Inc
(7)	This entity was created during the year ended December 31, 2021.

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
NON-U.S.
TAXING JURISDICTION OR UNDER ANY APPLICABLE INCOME TAX TREATY.

U.S. Holders
Dividends and Other Distributions on Class A Ordinary Shares
Subject to the PFIC rules discussed below under the heading “
—Passive Foreign Investment Company Rules
,” distributions (including, for the avoidance of doubt and for the purpose of the balance of this discussion, deemed distributions) on the Class A Ordinary Shares will generally be taxable as a dividend for U.S. federal income tax purposes to the extent paid from the Company’s current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Distributions in excess of the Company’s current and accumulated earnings and profits will constitute a return of capital that will be applied against and reduce (but not below zero) the U.S. holder’s adjusted tax basis in its Class A Ordinary Shares. Any remaining excess will be treated as gain realized on the sale or other disposition of the Class A Ordinary Shares and will be treated as described below under the heading “—
Sale, Taxable Exchange or Other Taxable Disposition of Class
 A Ordinary Shares and Warrants to acquire Class
 A Ordinary Shares
.” The amount of any such distribution will include any amounts withheld, if any, by us (or another applicable withholding agent). Except as expressly provided herein, it is not expected that the Company will determine earnings and profits in accordance with U.S. federal income tax principles. Therefore, U.S. holders should expect that a distribution will generally be treated as a dividend.
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
Sale, Taxable Exchange or Other Taxable Disposition of Class A Ordinary Shares and Warrants to acquire Class A Ordinary Shares
Subject to the PFIC rules discussed below under the heading “
—Passive Foreign Investment Company Rules
,” upon any sale, exchange or other taxable disposition of Class A Ordinary Shares or Warrants to acquire Class A Ordinary Shares, a U.S. holder generally will recognize gain or loss in an amount equal to the difference between (i) the sum of (x) the amount of cash and (y) the fair market value of any other property received in such sale, exchange or other taxable disposition and (ii) the U.S. holder’s adjusted tax basis in such Class A Ordinary Shares or Warrants to acquire Class A Ordinary Shares. Any gain or loss recognized on the sale, exchange or other taxable disposition of Class A Ordinary Shares or Warrants to acquire Class A Ordinary Shares generally will be capital gain or loss and will be long-term capital gain or loss if the U.S. holder’s holding period for such Class A Ordinary Shares or Warrants to acquire Class A Ordinary Shares exceeds one year. Long-term capital gain realized by a non-corporate
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
If the Company redeems Warrants to acquire Class A Ordinary Shares for cash pursuant to the redemption provisions described in this Report or if the Company purchases Warrants to acquire Class A Ordinary Shares in an open market transaction, such redemption or purchase generally will be treated as a taxable disposition to the U.S. holder, taxed as described above under “—
Sale, Taxable Exchange or Other Taxable Disposition of Class
 A Ordinary Shares and Warrants to acquire Class
 A Ordinary Shares
.”
Possible Constructive Distributions
The terms of each Warrant to acquire Class A Ordinary Shares provide for an adjustment to the number of Class A Ordinary Shares for which the Warrant to acquire Class A Ordinary Shares may be exercised or to the exercise price of the Warrant in certain events, as discussed in this Report. An adjustment that has the effect of preventing dilution generally is not a taxable event. Nevertheless, a U.S. holder of the Warrants to acquire Class A Ordinary Shares would be treated as receiving a constructive distribution from the Company if, for example, the adjustment increases the holders’ proportionate interest in the Company assets or earnings and profits (e.g., through an increase in the number of Class A

Ordinary Shares that would be obtained upon exercise) as a result of a distribution of cash to the holders of Class A Ordinary Shares which is taxable to such holders as described under “—
Dividends and Other Distributions on Class
 A Ordinary Shares
” above. Such constructive distribution would be subject to tax as described under that section in the same manner as if the U.S. holders of the Warrants to acquire Class A Ordinary Shares received a cash distribution from the Company equal to the fair market value of such increased interest.
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
Non-U.S.
Holders
Dividends and Other Distributions on Class A Ordinary Shares
Subject to the discussion below concerning backup withholding,
non-U.S.
holders generally will not be subject to U.S. federal income tax or withholding tax on dividends (including dividends with respect to constructive distributions, as further described under the heading “
—U.S. Holders—Possible Constructive Distributions
”) received from the Company on Class A Ordinary Shares (or, with respect to constructive distributions, on Warrants to acquire Class A Ordinary Shares) unless the income from such dividends is effectively connected with the conduct of a trade or business of the
non-U.S.
holder in the United States and, if required under an applicable income tax treaty, is attributable to a permanent establishment or a fixed base maintained by the
non-U.S.
holder in the United States, in which case, a
non-U.S.
holder will be subject to regular federal income tax on such dividend generally in the same manner as discussed in the section above under “
U.S. Holders—Dividends and Other Distributions on Class
 A Ordinary Shares
,” unless an applicable income tax treaty provides otherwise. In addition, earnings and profits of such a corporate
non-U.S.
holder that are attributable to such dividend, as determined after allowance for certain adjustments, may be subject to an additional branch profits tax at a rate of 30%, or at a lower rate as may be specified by an applicable income tax treaty.
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
Non-U.S.
Holder, or the Company’s redemption of Warrants to acquire Class A Ordinary Shares for cash generally will correspond to the U.S. federal income tax treatment of the exercise or lapse of a Warrant by a U.S. holder, as described under “
U.S. Holders—Exercise, Lapse or Redemption of Warrants to acquire Class
 A Ordinary Shares,
” above, although to the extent a cashless exercise results in a taxable exchange, the consequences would be similar to those described under the heading “—
Sale, Exchange, or other Taxable Disposition of Class
 A Ordinary Shares and Warrants to acquire Class
 A Ordinary Shares
” for a
non-U.S.
holder’s gain on the sale or other disposition of Warrants to acquire Class A Ordinary Shares.
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
See “
EXPLANATORY NOTE – Business Combination – Liberty Letter Agreement.”

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
The Board has determined that Brad Halverson is an audit committee financial expert, within the meaning of paragraph (b) of Item 16A. of Form Annual Report, and is also independent within the meaning of United States securities regulations and NASDAQ requirements. See Item 6.A “
Directors and Senior Management
” for a description of Mr. Halverson’s education and experience.
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
The Company has adopted a Code of Ethics that applies to the Company’s senior financial officers, including the Chief Executive Officer, Chief Financial Officer, and Vice President Accounting. The Code of Ethics was adopted in November 2021 and is available on the Company’s website at
https://investors.satellogic.com
. The Company will provide to any person without charge, upon request, a copy of the Code of Ethics by contacting Satellogic Inc. Investor Relations by telephone at
00-598-25182302
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
External Audit Service Fees
The independent external auditor of Nettar Group Inc. is Pistrelli, Henry Martin y Asociados S.R.L., member firm of Ernst & Young Global Limited.
Below is a summary of the aggregate fees for professional services provided by our independent external auditors for the years ended December 31, 2021 and 2020:

Amounts in thousands US$	2021	2020
Audit Fees (1)	$562	$341
Audit-Related Fees	—	1
Tax Fees (2)	2	21
All Other Fees	—	0

	$564	$363

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

ITEM 16H.	MINE SAFETY DISCLOSURE
Not applicable.

ITEM 16I.	DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS
Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS
See Item 8.

ITEM 18.	FINANCIAL STATEMENTS
See Item 8.

ITEM 19.	EXHIBITS

Exhibit No.	Description

1.1	Amended and Restated Memorandum of Association and Articles of Association of Satellogic Inc. (incorporated by reference to Exhibit 1.1 to the Shell Company Report on Form 20-F filed on January 27, 2022).

2.1#	Agreement and Plan of Merger, dated as of July 5, 2021, by and among CF Acquisition Corp. V, Satellogic Inc., Ganymede Merger Sub 2 Inc., Ganymede Merger Sub 1 Inc. and Nettar Group Inc. (incorporated by reference to Exhibit 2.1 to the Report on Form F-4 filed on August 12, 2021 (file no. 333-258764)).

2.2	Specimen Class A ordinary share certificate of Satellogic Inc. (incorporated by reference to Exhibit 4.1 to the Report on Form F-4 filed October 19, 2021 (file no. 333-258764)).

2.3	Specimen Class B ordinary share certificate of Satellogic Inc. (incorporated by reference to Exhibit 4.2 to the Report on Form F-4 filed October 19, 2021 (file no. 333-258764)).

2.4	Specimen warrant certificate of Satellogic Inc. (incorporated by reference to Exhibit 4.3 to the Report on Form F-4 filed October 19, 2021 (file no. 333-258764)).

2.5	Warrant Agreement, dated January 28, 2021, by and between CF Acquisition Corp. V and Continental Stock Transfer & Trust Company, as warrant agent (incorporated by reference to Exhibit 4.1 of CF Acquisition Corp. V’s Current Report on Form 8-K filed February 3, 2021).

2.6	Warrant Assumption Agreement among CF Acquisition Corp. V, Satellogic Inc. and Continental Stock Transfer & Trust Company, as Warrant agent, dated as of January 25, 2022 (incorporated by reference to Exhibit 2.6 to the Shell Company Report on Form 20-F filed on January 27, 2022).

10.1	Amended and Restated Forward Purchase Contract, dated as of July 5, 2021, by and among CF Acquisition Corp. V, Satellogic Inc. and CFAC Holdings V, LLC (incorporated by reference to Exhibit 10.6 to the Report on Form F-4 filed August 12, 2021 (file no. 333-258764)).

10.2 ##	Amended and Restated Service and Cooperation Agreement, dated September 22, 2021, by and between Zhong Ke Guang Qi Space Information Technology Co., Ltd. and Urugus S.A. (incorporated by reference to Exhibit 10.7 to the Report on Form F-4 filed September 24, 2021 (file no. 333-258764)).

10.3	Credit Agreement, dated as of April 29, 2020, between JPMorgan Chase Bank, N.A. and Satellogic USA Inc. (incorporated by reference to Exhibit 10.8 to the Report on Form F-4 filed August 12, 2021 (file no. 333-258764)).

10.4	Employment Agreement, dated March 1, 2020, by and between Nettar Group Inc. (d/b/a Satellogic) and Emiliano Kargieman (incorporated by reference to Exhibit 10.9 to the Report on Form F-4 filed October 19, 2021 (file no. 333-258764)).

10.5	Warrants, dated as of March 8, 2021, between Nettar Group Inc. and Columbia River Investment Limited (incorporated by reference to Exhibit 10.10 to the Report on Form F-4 filed October 19, 2021 (file no. 333-258764)).

10.6	Side Letter Agreement, dated April 5, 2021 between Nettar Group Inc. and Hannover Holdings S.A. (incorporated by reference to Exhibit 10.11 to the Report on Form F-4 filed November 10, 2021 (file no. 333-258764)).

10.7	Loan and Security Agreement, dated as of March 8, 2021, by and among Columbia River Investment Limited and Nettar Group Inc. (incorporated by reference to Exhibit 99.1 to the Report on Form 6-K filed on December 10, 2021).

10.8	Amendment to Loan and Security Agreement, dated as of December 7, 2021, by and among Columbia River Investment Limited and Nettar Group Inc. (incorporated by reference to Exhibit 99.2 to the Report on Form 6-K filed on December 10, 2021).

10.9	Escrow Agreement, dated as of January 25, 2022, by and between CF Acquisition Corp. V and Continental Stock Transfer & Trust Company (incorporated by reference to Exhibit 10.9 to the Shell Company Report on Form 20-F filed on January 27, 2022).

10.10	Form of PIPE Subscription Agreement (incorporated by reference to Exhibit 10.1 to the Registration Statement on Form F-4 filed on August 12, 2021 (file no. 333-258764)).

10.11	Form of Shareholder Support Agreement (incorporated by reference to Exhibit 10.2 to the Report on Form F-4 filed on August 12, 2021 (file no. 333-258764)).

10.12	Form of Sponsor Support Agreement (incorporated by reference to Exhibit 10.3 to the Report on Form F-4 filed on August 12, 2021 (file no. 333-258764)).

10.13	Form of Lock-Up Agreement (incorporated by reference to Exhibit 10.4 to the Report on Form F-4 filed on August 12, 2021 (file no. 333-258764).

10.14	Subscription Agreement, dated as of January 18, 2022 by and among CF Acquisition Corp. V, Satellogic Inc., and Liberty Strategic Capital (SATL) Holdings, LLC (incorporated by reference to Exhibit 99.2 to the Report on Form 6-K filed on January 18, 2022 (file no. 333-258764)).

10.15	Letter Agreement, dated as of January 18, 2022 by and among Satellogic Inc., Liberty Strategic Capital (SATL) Holdings, LLC and CFAC Holdings V, LLC (incorporated by reference to Exhibit 99.3 to the Report on Form 6-K filed on January 18, 2022 (file no. 333-258764)).

10.16	Amended and Restated Letter Agreement, dated as of February 10, 2022 by and among Satellogic Inc., Liberty Strategic Capital (SATL) Holdings, LLC and CFAC Holdings V, LLC (incorporated by reference to Exhibit 10.16 to the Registration Statement on Form F-1 filed on February 14, 2022 (file no. 333-262699)).

10.17	Equity Incentive Plan (incorporated by reference to Exhibit 10.17 to the Registration Statement on Form F-1 filed on February 14, 2022 (file no. 333-262699)).

10.18	Warrant Agreement, dated February 10, 2022, by and between Satellogic Inc. and Continental Stock Transfer & Trust Company, as warrant agent for the warrants exercisable at $10.00 per Class A Ordinary Share and $15.00 per Class A Ordinary Share (incorporated by reference to Exhibit 10.18 to the Registration Statement on Form F-1 filed on February 14, 2022 (file no. 333-262699)).

10.19	Warrant Agreement, dated February 10, 2022, by and between Satellogic Inc. and Continental Stock Transfer & Trust Company, as warrant agent for the warrants exercisable at $10.00 per Class A Ordinary Share (incorporated by reference to Exhibit 10.19 to the Registration Statement on Form F-1 filed on February 14, 2022 (file no. 333-262699)).

10.20	Warrant Agreement, dated January 25, 2022, by and between Satellogic Inc. and Continental Stock Transfer & Trust Company, as warrant agent for warrants exercisable at $20.00 per Class A Ordinary Share (incorporated by reference to Exhibit 10.20 to the Registration Statement on Form F-1 filed on February 14, 2022 (file no. 333-262699)).

12.1*	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2*	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1*	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2*	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

99.1**	Description of Securities.

101 .INS*	In line XBRL Instance Document - the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the lnline XBRL document.

101 .SCH*	lnline XBRL Taxonomy Extension Schema Document.

101 .CAL*	lnline XBRL Taxonomy Extension Calculation Linkbase Document.

101.DEF*	lnline XBRL Taxonomy Extension Definition Linkbase Document.

101.LAB*	lnline XBRL Taxonomy Extension Label Linkbase Document.

101.PRE*	In line XBRL Taxonomy Extension Presentation Linkbase Document.

104*	Cover Page Interactive Data File (embedded within the In line XBRL document).

*	Filed herewith.
**	Previously filed.
#	Certain schedules, annexes and exhibits have been omitted pursuant to Item 601(b)(2) of Regulation S-K, but will be furnished supplementally to the SEC upon request.
##	Certain confidential portions of this exhibit were omitted by means of marking such portions with brackets and asterisks because the identified confidential portions (i) are not material and (ii) would be competitively harmful if publicly disclosed, or constituted personally identifiable information that is not material.

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on Form
20-F/A
and that it has duly caused and authorized the undersigned to sign this Amendment No. 1 to the report on its behalf.
May 16, 2022

SATELLOGIC INC.

By:	/s/ Rick Dunn
Name:	Rick Dunn
Title:	Chief Financial Officer