Form 20-F
period 2022-12-31
Satellogic Inc.
filed 2023-04-27
CIK 1874315

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
__________________________
FORM 20-F
__________________________

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934
For the Fiscal Year Ended December 31, 2022
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934
Commission File Number: 001-41247
__________________________
Satellogic Inc.
(Exact name of Registrant as specified in its charter)
__________________________
Not applicable
(Translation of Registrant’s name into English)
__________________________

British Virgin Islands	Ruta 8 Km 17,500, Edificio 300 Oficina 324 Zonamérica Montevideo, 91600, Uruguay
(Jurisdiction of incorporation or organization)	(Address of principal executive offices)
Rick Dunn, 210 Delburg Street, Davidson, NC 28036, (704) 894-4482
(Name, Telephone, Email and/or Facsimile number and Address of Company Contact Person)
__________________________
Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A Ordinary Shares	SATL	The Nasdaq Capital Market
Warrants	SATLW	The Nasdaq Capital Market
Securities registered or to be registered pursuant to Section 12(g) of the Act: None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of December 31, 2022: 75,612,795 Class A ordinary shares and 49,184,868 warrants to purchase Class A ordinary shares and 13,582,642 Class B ordinary shares.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes  ☐     No  ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.      Yes  ☐      No  ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.      Yes  ☒     No  ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).      Yes  ☒     No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐	Non-accelerated filer	☒	Emerging growth company	☒
If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐
†The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.
Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting over Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP	☒	International Financial Reporting Standards as issued by the International Accounting Standards Board	☐	Other	☐

If “Other” has been checked in response to the previous question indicate by check mark which financial statement item the registrant has elected to follow. Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

DEFINED TERMS
Unless defined elsewhere in this Report, the following terms shall be defined as follows:
“$8.63 Warrants” means warrants to purchase Class A ordinary shares at an exercise price of $8.63 per share which warrants, when issued, had an exercise price of $11.50 which was reduced pursuant to the terms of the warrants consisting, as of the issuance date, of (a) 8,333,333 Public Warrants, (b) 333,333 warrants issued to Sponsor in exchange for CF V warrants purchased by Sponsor pursuant to the Forward Purchase Contract and (c) 200,000 warrants issued to Sponsor in exchange for warrants purchased by Sponsor in a private placement in connection with the Merger transaction.
“Board” means the board of directors of Satellogic Inc.
“BVI” means the British Virgin Islands.
“BVI Act” means the BVI Business Companies Act, (As Revised).
“Cantor” means Cantor Fitzgerald L.P., a Delaware limited partnership and an affiliate of the Sponsor, CF&Co. and, prior to the consummation of the Merger, CF V.
“CF V” means CF Acquisition Corp. V, a Delaware corporation, now known as “Satellogic V Inc.”
“CF&Co.” means Cantor Fitzgerald & Co., a New York general partnership and an affiliate of the Sponsor.
“CF Securities” means Cantor Fitzgerald Securities, a New York general partnership and an affiliate of the Sponsor.
“Class A ordinary shares” means Class A ordinary shares , par value $0.0001 per share.
“Class B ordinary shares” means Class B ordinary shares , par value $0.0001 per share.
“Closing” means the closing of the Merger.
“Code” means the Internal Revenue Code of 1986, as amended.
“Company” means Satellogic Inc.
“Company Governing Documents” means the Memorandum and Articles of Association of the Company, as amended.
“Columbia Loan” means the Loan and Security Agreement, dated March 8, 2021, by and between Columbia River Investment Limited, a BVI company, and us.
“Columbia Warrant” means the warrant issued to Columbia River Investment Limited pursuant to the Columbia Loan.
“EO” means earth observation.
“Forward Purchase Contract” means that certain amendment and restatement of the forward purchase contract, dated January 28, 2021, by and between CF V and the Sponsor pursuant to which the Sponsor agreed to purchase, and we agreed to issue and sell to the Sponsor, 1,250,000 Class A ordinary shares (subject to adjustment) and 333,333 warrants.
“GEO” means geostationary earth orbit satellites.
“IFRS” means the International Financial Reporting Standards, as issued by the International Accounting Standards Board.
“IRS” means the U.S. Internal Revenue Service.
“LEO” means low earth orbit satellites.

“Liberty Letter Agreement” Amended and Restated Letter Agreement, dated as of February 10, 2022 by and among Satellogic Inc., Liberty Strategic Capital (SATL) Holdings, LLC and CFAC Holdings V, LLC (incorporated by reference to Exhibit 10.16 to the Registration Statement on Form F-1 filed on February 14, 2022 (file no. 333-262699) and filed as Exhibit 10.13 to this Report).
“MEO” means medium earth orbit satellites.
“Merger” means the Transactions consummated pursuant to the Merger Agreement.
“Nasdaq” means The Nasdaq Capital Market.
“PIPE Investment” means the sale of Class A ordinary shares pursuant to PIPE Subscription Agreements in a private placement that occurred concurrently with the closing of the Merger.
“PIPE Investors” means investors that subscribed for Class A ordinary shares in the PIPE Investment.
“PIPE Subscription Agreements” mean the Subscription Agreements, dated as of July 5, 2021, by and among CF V, the Company and the PIPE Investors.
“PIPE Warrant Agreement” means that certain Warrant Agreement dated January 25, 2022, by and between the Company and Continental Stock Transfer & Trust Company governing the PIPE Warrant.
“PIPE Warrant” means the warrants to acquire 2,500,000 Class A ordinary shares at a purchase price of $20.00 per share.
“Promissory Note Waiver Letter” means that certain Waiver Letter, dated January 18, 2022, by and between the Company and CF Securities.
“Public Warrant Agreement” means that certain Warrant Agreement, dated January 28, 2021, by and between the Company and Continental Stock Transfer & Trust Company governing the $8.63 Warrants.
“Public Warrants” means warrants to purchase our Class A ordinary shares that are listed to trade publicly on Nasdaq.
“R&D” means research and development.
“SEC” means the United States Securities and Exchange Commission.
“Securities Act” means the United States Securities Act of 1933, as amended.
“SpaceX” means SpaceX Exploration Technologies Corp.
“SpaceX Agreement” means that certain Multi-Launch Agreement, dated April 5, 2022, by and between the Company and SpaceX.
“Sponsor” means CFAC Holdings V, LLC, a Delaware limited liability company.
“Transactions” means the transactions contemplated by the Merger Agreement or any of the ancillary agreements related thereto.
“U.S. dollar,” “$” or “USD” each refers to the United States Dollar.
“U.S. GAAP” means accounting principles generally accepted in the United States of America.
“Warrants” means the Columbia Warrants, the PIPE Warrants, the Liberty Warrants, the Liberty Advisory Fee Warrants, and the $8.63 Warrants.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
This Report contains "forward-looking statements" within the meaning of the U.S. federal securities laws. The words “anticipates,” “believe,” “continue,” “could,” “estimate,” “expect,” “intends,” “may,” “might,” “plan,” “possible,” “potential,” “predicts,” “project,” “should,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. These forward-looking statements are based on our current expectations and beliefs concerning future developments and their potential effects on us and include statements concerning, among other things, our plans, strategies and prospects, both business and financial. Although we believe our plans, intentions and expectations reflected in or suggested by these forward-looking statements are reasonable, we cannot give any assurance that we either will achieve or realize these plans, intentions or expectations. Forward-looking statements are inherently subject to risks, uncertainties and assumptions. Generally, statements that are not historical facts, including statements concerning possible or assumed future actions, business strategies, events or results of operations, are forward-looking statements. Forward-looking statements in this Report include, but are not limited to, statements about:

•our future financial performance, including funding expansion plans and opportunities;

•our success in retaining or recruiting, or changes required in, our officers, key employees or directors;

•changes in our strategy, future operations, financial condition, estimated revenue and losses, projected costs, prospects and plans;

•our ability to coordinate with the U.S. National Oceanic and Atmospheric Administration (“NOAA”) Commercial Remote Sensing Regulatory Affairs agency to assure an understanding of regulations as they evolve;

•the implementation, market acceptance and success of our business model;

•our expectations surrounding capital requirements as it seeks to build and launch more satellites;

•our expectations surrounding the growth of our commercial platform as a part of our revenues;

•our ability to conduct remaps of the planet with increasing regularity or frequency as we increase the number of our satellites;

•our ability to productize our internal data analytics platform;

•our plans to grow our constellation of satellites;

•the expected performance of our Space Systems business line;

•our ability to launch satellites less expensively than our competitors; and

•our ability to increase satellite production to meet demand and reach our mapping goals.
Many actual events and circumstances are beyond the control of the Company. Many factors could cause actual future results to differ materially from the forward-looking statements in this Report, including but not limited to:

•our ability to generate revenue as expected;

•our ability to effectively market and sell our EO services and to convert contracted revenues and our pipeline of potential contracts into actual revenues;

•the potential loss of one or more of our largest customers;

•the considerable time and expense related to our sales efforts and the length and unpredictability of our sales cycle;

•risks and uncertainties associated with defense-related contracts;

•risks related to our pricing structure;

•our ability to scale production of our satellites as planned;

•unforeseen risks, challenges and uncertainties related to our expansion into new business lines;

•our dependence on third parties, including SpaceX, to transport and launch our satellites into space;

•our reliance on third party vendors and manufacturers to build and provide certain satellite components, products, or services, and the inability of these vendors and manufacturers to meet our needs;

•our dependence on ground station and cloud-based computing infrastructure operated by third parties for value added services, and any errors, disruption, performance problems, or failure in their or our operational infrastructure;

•risk related to certain minimum service requirements in our customer contracts;

•market acceptance of our EO services and our dependence upon our ability to keep pace with the latest technological advances;

•our ability to identify suitable acquisition candidates or consummate acquisitions on acceptable terms, or our ability to successfully integrate acquisitions;

•competition for geospatial intelligence, imagery and related data analytic products and services;

•challenges with international operations or unexpected changes to the regulatory environment in certain markets;

•unknown defects or errors in our products;

•risks related to the misconduct of our employees or other improper activities in which they may engage;

•risk related to the capital-intensive nature of our business and our ability to raise adequate capital to finance our business strategies;

•risks related to the failure of our customers to pay us in accordance with the terms of their agreements;

•uncertainties beyond our control related to the production, launch, commissioning, and/or operation of our satellites and related ground systems, software and analytic technologies;

•the failure of the market for geospatial intelligence, imagery and related data analytics to achieve the growth potential we expect;

•risks related to our satellites and related equipment becoming impaired;

•risks related to the failure of our satellites to operate as intended;

•production and launch delays, launch failures, and damage or destruction to our satellites during launch;

•significant risks and uncertainties related to our insurance that may not be covered by insurance; and

•the impact of natural disasters, unusual or prolonged unfavorable weather conditions, epidemic outbreaks, terrorist acts and political events on our business and satellite launch schedules.
Risks, uncertainties and events may cause actual results to differ materially from the expectations described in our forward-looking statements.
PART I
ITEM 1.    IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS
Not applicable.

ITEM 2.    OFFER STATISTICS AND EXPECTED TIMETABLE
Not applicable.
ITEM 3.    KEY INFORMATION
A.    RESERVED
Not applicable.
B.    Capitalization and Indebtedness.
Not applicable.
C.    Reasons for the Offer and Use of Proceeds.
Not applicable.
D.    Risk Factors
An investment in our securities carries a significant degree of risk. Readers should carefully consider the following risks and other information in this Report, including our Consolidated Financial Statements and related notes included elsewhere in this Report. Additional risks and uncertainties of which we are not presently aware or that we currently deem immaterial could also affect our business operations and financial condition. If any of these risks actually occur, our business, financial condition, results of operations or prospects could be materially affected. As a result, the trading price of our securities could decline and an investor could lose part or all of their investment. Unless otherwise indicated or the context otherwise requires, references in this section to “we,” “our,” “us,” “the Company” and similar terms are to Nettar Group Inc. (d/b/a Satellogic) before the Merger and to Satellogic Inc. after the Merger.

Summary Risk Factors
•If we do not generate revenue as expected, our financial condition will be materially and adversely affected.
•The success of our business will be highly dependent on our ability to effectively market and sell our products and services and to convert contracted revenues, which can be a costly process.
•The loss of one or more of our largest customers could adversely affect our results of operations.
•Our sales efforts involve considerable time and expense, and our sales cycle is long and unpredictable.
•We may face risks and uncertainties associated with defense-related contracts, which may have a material adverse effect on our business.
•Our pricing structure may not be optimal and may require adjustments over time.
•If we are unable to scale production of our satellites, our business could be materially and adversely affected.
•Our expansion into new business lines and services may result in unforeseen risks, challenges and uncertainties.
•We are dependent on third parties to transport and launch our satellites into space and any delay could have a material and adverse impact on our business, financial condition, and results of operations.
•Although we design and build our satellites and many of our key satellite components, we also rely on third party vendors and manufacturers and the inability of these vendors and manufacturers to meet our needs could have a material adverse effect on our business.
•We depend on ground station and cloud-based computing infrastructure operated by third parties, and any failure in their or our operational infrastructure could materially and adversely affect our business.
•Our customer contracts may require us to meet certain minimum service requirements which can vary significantly. Any failure to meet our service requirements may materially and adversely affect our business.
•We may fail to foresee challenges with international operations.
•Our employees may engage in misconduct or other improper activities, which could cause us to incur costs.
•Our customers may fail to pay us, necessitating action by us to compel payment.

•Our ability to grow our business depends on the successful production, launch, commissioning and/or operation of our satellites, which is subject to many uncertainties, some of which are beyond our control.
•Our business involves significant risks and uncertainties that may not be covered by insurance.
•Interruption or failure of our infrastructure could hurt our ability to effectively perform our daily operations and provide and produce our products and services, which could adversely affect our operating results.
•We may be subject to stringent U.S. export and import laws and regulations. Unfavorable changes in, or our failure to comply with, these laws and regulations could have a material adverse effect on our business.
•Increasing regulatory and customer focus on data privacy issues and expanding laws may impact our business.
•We are subject to anti-corruption and anti-bribery laws in various countries. We can be subject to criminal and civil liability and other serious consequences for violations of such laws, which can harm our business.
•We may be unable to protect our intellectual property rights.
•Our technology may violate the proprietary rights of third parties and our intellectual property may be misappropriated or infringed upon by third parties, each of which could have a negative impact on our operations.
•The global COVID-19 outbreak has affected our business and operations, and the full extent to which a resurgence of COVID-19 or similar outbreak will affect us will depend on future developments that are highly uncertain.
•We may become involved in litigation that may materially adversely affect us.
•We have incurred and will continue to incur significant expenses and administrative burdens as a public company, which could have an adverse effect on our business, financial condition, and results of operations.
•Our historical financial results may not be indicative of what our actual financial position or results of operations would have been if we were a public company during all periods presented.
•The dual class structure of our common stock has the effect of concentrating voting control with certain of our stockholders and limiting our other stockholders’ ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of Class A ordinary shares may view as beneficial.
•We do not expect to declare any dividends in the foreseeable future.
•If securities or industry analysts do not publish or cease publishing research or reports about us, the price and trading volume of our securities could decline.
•Following a forfeiture event under the Merger Agreement, certain holders of our Class A ordinary shares may be issued additional Class A ordinary shares if the trading price of our Class A ordinary shares then meets certain earnout thresholds. Such issuance would dilute existing holders.
•There can be no assurance that the Class A ordinary shares or the Public Warrants will remain listed on Nasdaq, or that we will be able to comply with the continued listing standards of Nasdaq.
•We are an “emerging growth company” and, as a result of the reduced disclosure and governance requirements applicable to emerging growth companies, our Class A ordinary shares may be less attractive to investors.
•Because we are incorporated under the laws of the BVI, it may be more difficult for our shareholders to protect their rights than it would if we were a corporation incorporated in another jurisdiction.
•Because we are incorporated under the laws of the BVI, it may be more difficult for our shareholders to enforce judgments against us than it would if they were shareholders of a corporation incorporated in another jurisdiction.
•The rights of our shareholders are not as extensive as those rights of stockholders of U.S. corporations.
•As a foreign private issuer, we are exempt from a number of U.S. securities laws and rules promulgated thereunder and are permitted to publicly disclose less information than U.S. public companies must. This may limit the information available to holders of our Class A ordinary shares.

•We may lose our foreign private issuer status in the future, which could result in additional costs and expenses. This would subject us to additional SEC reporting requirements which may be difficult for us to comply with.
•If we are a passive foreign investment company for U.S. federal income tax purposes for any taxable year, U.S. holders of our Class A ordinary shares or warrants to purchase our Class A ordinary shares could be subject to adverse U.S. federal income tax consequences.

Risk Related to Our Business and Industry
We are an early stage company that has not demonstrated a sustained ability to generate revenues. If we do not generate revenue as expected, our financial condition will be materially and adversely affected.
Since inception, we have devoted substantially all of our resources to designing, building and developing our satellites and satellite components and technology, enhancing our geospatial analytics capabilities and services, planning our business, raising capital and providing general and administrative support for these operations. As a relatively new business, we have not demonstrated a sustained ability to generate sufficient revenue from our geospatial intelligence, imagery and related data analytic products and services (“EO services”) or conduct sufficient sales and marketing activities necessary for successful commercialization of our geospatial data and analytics platform (“Platform”). Additionally, we recently established our Space Systems business line, which will allow us to sell our satellites directly to customers, but for which we have no demonstrated track record of revenues. Consequently, any assessment a reader makes about our current business, future success or viability may not be as accurate as it could be if we had a longer operating history. Further, our limited financial track record, without meaningful revenue from our expected future principal business, is of limited reference value for an assessment of our business and future prospects.
As of December 31, 2022, we have an accumulated deficit of $222.8 million. For the year ended December 31, 2022, we had net cash used in operating activities of $68.5 million. As of December 31, 2022, we had cash and cash equivalents of $76.5 million. We will continue to incur losses and negative operating cash flows each quarter until we are able to onboard a sufficient number of customers, contracts and launch and scale a sufficient number of our constellation of satellites, to become profitable and generate positive operating cash flows. As we work to transition from initial start-up activities to commercial production and sales, it is difficult to forecast our future results. We have limited insight into trends that may emerge and affect our business, including our ability to attract and retain customers and the competition we will face. If our revenue grows slower than we anticipate or we otherwise fall materially short of our forecasts and expectations, we may not be able to achieve profitability and positive operating cash flows and our financial condition will be materially and adversely affected which could cause our stock price to decline and investors to lose confidence in us.
The success of our business will be highly dependent on our ability to effectively market and sell our EO services and to convert contracted revenues and our pipeline of potential contracts into actual revenues, which can be a costly process.
To date, we have relied heavily on equity and debt financing to fund our business and operations and are currently generating revenue from agreements with a commercial space technology customer and a governmental customer as well as from a base of smaller customer contracts. Since initially launching 13 of our satellites in late 2020, we now have a fleet of 34 satellites in orbit and have significantly accelerated our sales and marketing efforts to government defense and intelligence (“D&I”) agencies, particularly in non-U.S. countries. Our success will be highly dependent on our ability to convert our significant pipeline of potential contracts into recognized revenues. If we fail to sign contracts with at least some portion of the customers for large projects currently envisaged in our pipeline, particularly over the next couple of years when any large contract would significantly impact our revenues and financial results and grow a sufficient number of contracts with such customers, our business, financial condition and results of operations will be materially and adversely affected.
Our ability to establish and expand our customer relationships and sell our EO services is subject to a number of factors, including our ability to overcome concerns by customers relating to our lack of experience or track record in providing EO services to customers in the same industry or at all, competition from larger, more experienced service providers, our customers’ satisfaction or dissatisfaction with our Platform and/or our EO services, the frequency and severity of errors or disruptions in our Platform, reliability of our satellites and/or our Platform, the effects of general economic conditions, competitive offerings or alternatives, reductions in our customers’ spending levels, and pricing.

In addition, continued concerns regarding our minor operations in China could impact our ability to win bids from, or enter into customer contracts with, certain government agencies or commercial customers.
Our sales growth is dependent upon our ability to implement sophisticated and potentially costly sales and marketing initiatives. These initiatives may not be effective in generating sales, and in such event our results of operations will be harmed. In the near term, we intend to derive substantially all our revenues from providing our EO services to international government D&I agencies, and in the longer-term, intend to expand our operations to serve commercial customers in a variety of markets and industries. We cannot give any assurance that we will be able to secure future business or that the potential uses for our EO services in commercial applications will develop. It is difficult to predict our future revenues and appropriately budget for our expenses, and we have limited insight into trends that may emerge and affect our business. If actual results improve more slowly than we anticipate, our operating results, prospects and financial position could be materially and adversely affected.
The loss of one or more of our largest customers could adversely affect our results of operations.

We are dependent on a small number of customers for a large portion of our revenue, such as a commercial space technology customer and a governmental customer. A significant decrease in the sales to or loss of any of our major customers would have a material adverse effect on our business, financial condition, and results of operations. In 2022, we had two customers that each accounted for more than 10% of our total revenue and in 2021, we had one customer that accounted for 10% of our total revenue. Customers in the defense market generally purchase our EO services in connection with government programs that have a limited duration, leading to fluctuating sales to any particular customer in this market from year to year. If we lose one or more of our major enterprise or government customers, or if we experience a significant reduction in business from one or more major enterprise or government customers, there is no assurance that we would be able to quickly replace those customers to generate comparable revenue, which could harm our operating results and profitability.
Our sales efforts involve considerable time and expense, and our sales cycle is long and unpredictable for many of our portfolio offerings.
Our results of operations may fluctuate, in part, because of the intensive nature of our sales efforts and the length and unpredictability of our sales cycle. As part of our sales efforts, we invest considerable time and expense evaluating the specific needs and requirements of our potential customers, which consist largely of government agencies and educating these potential customers about the technical capabilities and value of our satellites and our EO services and the better unit economics we can offer, which in the case of government agencies can be less important. In addition, we have only recently begun to grow our sales team, and our sales efforts have historically depended on the significant involvement of our senior management team. Given the nature of the potential customers, the length of our sales cycle tends to be long and varies substantially from customer to customer. In addition, the timing and cycle of contract bidding processes particularly for government contracts can be very unpredictable and can change or lengthen on very little notice and for reasons outside of our control. Because decisions to purchase our EO services involve significant financial commitments, potential customers generally evaluate our products and technologies at multiple levels within their organizations, each of which often have specific requirements, and typically involve senior officials and management, and multiple internal approvals. We could spend substantial time, effort, and money in our sales efforts without producing any sales. If our sales efforts to a potential customer do not result in sufficient revenue to justify our investments, our business, financial condition, and results of operations could be materially and adversely affected.
We may face risks and uncertainties associated with defense-related contracts, which may have a material adverse effect on our business.
We are still an early-stage company and only began to recognize revenues in 2021. Acquiring defense-related governmental contracts, such as the three-year agreement we entered into with the government of Albania, is part of our growth strategy. The acquisition of defense-related or governmental customers results in our geospatial intelligence, imagery and related data analytic products and services being incorporated into defense programs. Whether such defense or governmental contracts are directly with the U.S. government, a foreign government (including Albania), or one of their respective agencies, or indirectly as a subcontractor or team member, our contracts and subcontracts are or will be subject to special risks. For example:
•Changes in government administration and national and international priorities, including developments in the geopolitical environment, or regulatory requirements, could have a significant impact on national or international defense spending priorities and the efficient handling of routine contractual matters. These changes could have a negative impact on our business in the future.
•We may compete directly with other suppliers or align with a prime or subcontractor competing for a contract. We may not be awarded the contract if the pricing or product offering is not competitive, either at our level or the prime or subcontractor level. In addition, in the event we are awarded a contract, we may be subject to protests by losing bidders of contract awards that can result in the reopening of the bidding process and changes in governmental policies or regulations and other political factors. In addition, we may be subject to multiple rebid requirements over the life of a defense program in order to continue to participate in a program, which can result in the loss of the contract or significantly reduce our revenue from the program. The government’s requirements for more frequent technology refreshes on defense programs may lead to increased costs and lower long-term revenues.
•Consolidation among defense industry contractors has resulted in a few large contractors with increased bargaining power relative to us. The increased bargaining power of these contractors may adversely affect our ability to compete for contracts and, as a result, may materially and adversely affect our business or results of operations in the future.
•Our usage policy currently restricts usage of our EO services, data and Platform for peaceful use only, and that may limit our ability to compete for and win certain defense-related contracts.
Our pricing structure may not be optimal and may require adjustments over time.
The pricing of our products and services will vary depending on the specific application and customer specifications. Given the complexity in determining pricing structures for our EO services, we may experience difficulty determining the appropriate price structure for our products and services. This may result in missed revenue opportunities and lower than expected margins if we price our products and services too low, or in us losing bids if we price our products and services too high. In addition, we expect that we may need to change our pricing model from time to time, including as a result of competition, global economic conditions, reductions in our customers’ spending levels generally, changes in product mix, pricing studies or changes in how information technology infrastructure is broadly consumed. Similarly, as we introduce new products and services, or as a result of the evolution of our existing products and services, we may have difficulty determining the appropriate price structure for our products and services. In addition, as new and existing competitors introduce new products or services that compete with ours, or revise their pricing structures, we may be unable to attract new customers at the same price or based on the same pricing model as we have used historically. Moreover, customers may demand price concessions. As a result, we may be required from time to time to revise our pricing structure or reduce our prices, which could materially and adversely affect our business, financial condition, and results of operations.
If we are unable to scale production of our satellites as planned, our business and results of operations could be materially and adversely affected.
Our business plan is based on us building out our constellation of satellites to 200+ satellites. Our ability to achieve our production plans and deliver our products and services to our customers will depend upon many factors, including our ability to:
•prepare and operate high-throughput production factories for production to build a large number of satellites;
•acquire sufficient quantities of third-party components and supplies;
•recruit and train new staff while maintaining desired quality levels;
•implement an effective supplier strategy and supply chain management system; and
•adopt manufacturing and quality control processes, which we must successfully introduce and scale for production at any new production facilities.
We may be unable to prepare and operate high throughput production facilities for production within our planned timeframes, in a cost-effective manner or at all due to a variety of factors, including, but not limited to, a failure to acquire or lease a production facility, a stoppage of construction as a result of public health emergencies such as COVID-19, geopolitical conflicts, insufficiency of utility infrastructure, unexpected construction problems, permitting and other regulatory issues, severe weather, labor disputes, and issues with subcontractors or vendors. In addition, the cost to scale satellite production may be more than we are currently forecasting based on higher plant acquisition and build out costs, higher labor costs, increases in plant and equipment costs, increased transportation and supply chain costs and higher costs to manage and administer the plant and supply chain. We recently delayed the launch of our previously discussed high-throughput plant in the Netherlands in favor of upgrading our existing manufacturing facility in Uruguay, in order to handle our current production needs. When we resume the launch of the Netherlands plant, we may be subject to such factors discussed above. Any delay or inability to build and launch satellites as we resume efforts to scale satellite production, including at the expected cost, could significantly delay or reduce expected revenue, profitability and cash flow. No assurance can be given that construction of the satellites will be completed on time or at all, or as to whether we will have sufficient funds available to complete construction if we experience unexpected delays or costs.
Our expansion into new business lines and services may result in unforeseen risks, challenges and uncertainties.

As of 2022, as a part of our go-to-market strategy, we added a new line of business, Space Systems, which will allow us to sell our satellites directly to select customers for whom satellite ownership is a priority. The addition of the Space Systems business line may result in unforeseen risks, challenges, and uncertainties. We may incur additional capital expenditure to support the expansion of our business and there is no guarantee that we will increase our revenues as a result of the Space Systems business line. Our failure to adequately manage costs and expenses and evaluate consumer demands with respect to the direct purchase of satellites by customers could materially and adversely affect the prospects of us achieving overall profitability through the Space Systems business line, which may require significant managerial, financial, operational and other resources. We may also face additional regulatory, legal and counterparty risks as a result of our addition of the Space Systems business line. If we fail to manage the development of this new business line successfully, our growth potential, business and results of operations may be materially and adversely affected.
We are dependent on third parties to transport and launch our satellites into space and any delay could have a material and adverse impact on our business, financial condition, and results of operations.
We are dependent on third parties to transport our satellites and ground station equipment around the world and to launch and deliver our satellites into space. Currently there are only a few companies who offer launch services, including SpaceX, with whom we have entered into the SpaceX Agreement. We require timely and affordable access to launch services that meet our business and technical requirements to deploy our satellite constellation. If the number of companies offering launch services or the number of launches does not grow in the future or there is a consolidation among companies who offer these services, this could result in a shortage of space on these launch vehicles, which may cause prices to increase, or result in our inability to secure space on a launch vehicle and, as a result, delays in our launch schedule. Additionally, adverse events with respect to our launch service providers, such as satellite launch failures or financial difficulties (which some of these providers have previously experienced), could result in increased costs or delays in the launch of our satellites. Moreover, a shortage of transportation providers for our satellites and ground station equipment may cause our costs to increase, delays in our ability to launch our satellites and gaps in our service coverage, and adversely affect our ability to meet customer demand. Any of these situations could have a material adverse effect on our business, financial condition, and results of operations.
Further, in the event that a launch is delayed, our timing for recognition of revenue may be impacted depending on the length of the delay and the nature of our impacted customer contracts. While such delays are common in the space industry, any delay in a launch could result in a delay in recognizing revenue which could materially and adversely impact our financial statements or result in negative impacts to our earnings during a specified time period, which could have a material adverse effect on our business, financial condition and results of operations.
Although we design and build our satellites and many of our key satellite components, we rely on third party vendors and manufacturers to build and provide certain satellite components, products or services and the inability of these vendors and manufacturers to meet our needs could have a material adverse effect on our business.
We design the core components that go into developing and manufacturing our satellites to be mission specific, partner with third parties to manufacture those components for us and then assemble, integrate and test the components and satellites in our own facilities. Our ability to manage our production line and supply of raw materials and components to meet production goals may be constrained by our suppliers’ inability to scale production. An inability to grow the number of satellites we have in orbit could jeopardize our ability to fulfill obligations under customer contracts, which could, in turn, result in reduced sales, contract penalties or terminations and damage to customer relationships and our reputation, and could have a material adverse effect on our business, financial condition and results of operations.
We are impacted by increases in the prices of raw materials used in the production of our satellites. We monitor sources of supply in an effort to ensure that adequate raw materials and other components and supplies are available.

Prolonged disruptions in the supply of any of our key raw materials or components, difficulty completing qualification of new sources of supply or implementing use of replacement materials, components or new sources of supply, or a continuing increase in the prices of raw materials, energy or components, including as a result of interest rate volatility, rising interest rates and geopolitical conditions could have a material adverse effect on our operating results, financial condition, and cash flows. Moreover, the imposition of tariffs or import/export restrictions on raw materials or supplied components could have a material adverse effect on our operations.
In addition, we cannot give any assurance that our suppliers have obtained and will be able to obtain or maintain all licenses, permits and approvals necessary for their operations to comply with all applicable laws and regulations, and failure to do so by them may lead to interruption in their business operations, which in turn may result in shortages of components supplied to us.
We depend on ground station and cloud-based computing infrastructure operated by third parties for value added services, and any errors, disruption, performance problems or failure in their or our operational infrastructure could materially and adversely affect our business, financial condition and results of operations.
We rely on the technology, infrastructure, and software applications, including software-as-a-service offerings, of certain third parties, such as ground station infrastructure operated by two separate third-party vendors, in order to launch and deliver our satellites into space and operate some or all of certain key features or functions of our business, including deployment of our cloud-based imagery services and other geospatial and data analytic services. We do not have control over the operations of the facilities of the third parties that we use. If any of these third-party services experience errors, disruptions, security issues, or other performance deficiencies, if they are updated such that they become incompatible, if these services, software, or hardware fail or become unavailable due to extended outages, interruptions, defects, or otherwise, or if they are no longer available on commercially reasonable terms or prices (or at all), these issues could result in errors or defects in the delivery of our EO services, or our ability to manage our operations could be interrupted until equivalent services or technology, if available, are identified, procured, and implemented, all of which may take significant time and resources, increase our costs, and could materially and adversely affect our business, financial condition and results of operations.
Our customer contracts may require us to meet certain minimum service requirements which can vary significantly from customer to customer. Any failure to meet our service requirements may materially and adversely affect our business, results of operations and financial condition.
Our agreements with customers may provide for minimum service level commitments, which contain specifications regarding the availability and performance of our products and services such as assured access and guaranteed capacity. Any failure of or disruption to our infrastructure could impact the performance of our satellites and the availability of our products and services to our customers. Although our customers will expect some level of potential disruption based on the product specifications and general operational conditions, if we are unable to meet any minimum service requirements or if we suffer extended periods of poor performance or unavailability of our products and services, we may lose customer contracts and suffer reputational harm which could materially and adversely affect our business, financial condition and results of operations.
Market acceptance of our EO services may not continue, and our business is dependent upon our ability to keep pace with the latest technological changes.
The market for our EO services is characterized by rapid technological change and evolving industry standards. Failure to respond in a timely and cost-effective way to these technological developments could have a material adverse effect on our business and operating results. As a result, our success will depend, in part, on our ability to develop and market service offerings that respond in a timely manner to the technological advances and needs of our customers, and evolving industry standards. In addition, although in the near term, we intend to derive substantially all our revenues from providing EO services to international government D&I agencies, in the longer-term, we intend to expand our operations to serve commercial customers in a variety of markets and industries and through a wide range of applications.
We believe that, in order to remain competitive in the future, we will need to continue to invest significant financial resources to improve the technology of our existing products and services and develop new products and services both for existing applications and new commercial applications, including through internal R&D, acquisitions and joint ventures or other collaboration arrangements. These expenditures could divert our attention and resources from other projects, and we cannot be sure that these expenditures will ultimately lead to the timely development of new product or service offerings and technologies, or identification of and expansion into new markets and applications. In addition, following the establishment of our Space Systems business line, we are increasingly reliant on our ability to build and launch satellites quickly, in large volumes and at low cost. Our profitability will be dependent on our competitiveness in this area, as our competitors advance their own ability to build and launch satellites, at greater speeds, in greater volumes, and at lower costs.
Due to the design complexity of our products and services, we may, in the future, experience delays in completing the development and introduction of new or enhanced products or product applications. Any such delays could result in increased costs of development or deflect resources from other projects. In addition, there can be no assurance that the market for our EO services will develop or continue to expand or that we will be successful in identifying new markets or applications as we currently anticipate. The failure of our technology to gain market acceptance could significantly reduce our planned revenues and harm our business. Market acceptance of our products and services depends on a number of factors, including the quality, scope, timeliness, sophistication, and price of substitute products and services. We cannot be sure that our competitors will not develop competing technologies that gain market acceptance in advance of our technologies or develop technologies that better meet the needs of our customers. The possibility exists that our competitors might develop new technology or offerings that might cause our existing technology and offerings to become obsolete. If we fail to develop, manufacture, and market innovative technologies that enable our products and services to meet customers’ requirements or our technologies fail to achieve market acceptance more rapidly as compared to our competitors, our ability to procure new contracts could be negatively impacted and our business may not continue to grow in line with expectations or at all. If we are unable to achieve sustained growth, we may be unable to execute our business strategy, expand our business or fund other liquidity needs and our business, financial condition and results of operations could be materially and adversely affected.
We may not be able to identify suitable acquisition candidates or consummate acquisitions on acceptable terms, or we may be unable to successfully integrate acquisitions, which could disrupt our operations and materially and adversely impact our business and operating results.
We intend to continue to pursue acquisitions of complementary technologies, products and businesses as a component of our growth strategy. Acquisitions involve certain known and unknown risks that could cause our sales growth or operating results to differ from our expectations. For example:
•we may not be able to identify suitable acquisition candidates or to consummate acquisitions on acceptable terms;
•we may not be able to obtain the necessary financing, on favorable terms or at all, to finance any or all of our potential acquisitions; and
•acquired technologies, products or businesses may not perform as we expect and we may fail to realize the anticipated benefits from the acquisition.
In addition, our acquisition strategy may divert management’s attention away from our existing business, resulting in the loss of key customers or employees, and expose us to unanticipated problems or legal liabilities, including responsibility as a successor for undisclosed or contingent liabilities of acquired businesses or assets.
If we fail to effectively conduct due diligence on our potential targets, for example, we may not identify problems at target companies or we may fail to recognize incompatibilities or other obstacles to successful integration. Our inability to successfully integrate future acquisitions could impede us from realizing all of the benefits of those acquisitions and could materially weaken our business operations. The integration process may disrupt our business and, if new technologies, products or businesses are not implemented effectively, may preclude the realization of the full benefits expected by us and could harm our results of operations. In addition, the overall integration of new technologies, products or businesses may result in unanticipated problems, expenses, liabilities and competitive responses.
Further, even if the operations of an acquisition are integrated successfully, we may not realize the full benefits of the acquisition, including the synergies, cost savings or growth opportunities that we expect. These benefits may not be achieved within the anticipated time frame, or at all. Further, acquisitions may cause us to issue securities that would dilute our current stockholders’ ownership percentage, use a substantial portion of our cash resources, experience volatility in earnings due to changes in contingent consideration related to acquisition earn-out liability estimates or become subject to litigation.

We face competition for geospatial intelligence, imagery and related data analytic products and services which may limit our ability to gain market share.
We operate in the NewSpace sector, which refers to the increased commercialization and privatization of the space sector. Competition in our imagery services business is highly diverse, and while our competitors offer different products, there is often competition for contracts that are part of governmental budgets. The major existing and potential competitors for our EO services include commercial satellite imagery companies, state-owned imagery providers, aerial imagery companies, free sources of imagery and unmanned aerial vehicles. We also face competition from companies that provide geospatial data analytic information and services to the U.S. government, including defense prime contractors.
We plan to leverage our superior unit economics and put enough satellites in orbit to remap the entire surface of the earth in high-resolution on a daily basis and, in doing so expect to deliver our data to customers at near zero marginal cost which we believe will provide us with a competitive advantage against an existing EO market that is currently supply-constrained. However, our competitors or potential competitors could, in the future, offer satellite-based imagery or other products and services with more attractive features than our products and services which could outweigh the lower cost of our products and services. Our competitors could introduce new fleets of satellites, experience fewer delays in the rollout of new satellites, and could be awarded government contracts for which we are competing. The emergence of new remote imaging technologies or the continued growth of low-cost imaging satellites could negatively affect our sales efforts. More importantly, if competitors develop and launch satellites or other imagery-content sources with more advanced capabilities and technologies than ours, or offer products and services at lower prices than ours, our business and results of operations could be harmed.
The U.S. government and foreign governments may develop, construct, launch and operate their own imagery satellites, which could reduce their need to rely on us and other commercial suppliers. In addition, such governments could sell or provide free of charge imagery from their satellites and thereby compete with our EO services. Also, governments may at times make our imagery freely available for humanitarian purposes, which could impair our revenue growth with non-governmental organizations.
In addition, some of our international competitors currently benefit from, and others may benefit in the future from, subsidies and other protective measures implemented by their home countries where governments are providing financial support, including significant investments in the development of new technologies. Government support of this nature greatly reduces the commercial risks associated with satellite development activities for these competitors. This market environment may result in increased pressures on our pricing and other competitive factors.
Some of our competitors have made or could make acquisitions of businesses that allow them to offer more competitive and comprehensive solutions. As a result of such acquisitions, our current or potential competitors may be able to accelerate the adoption of new technologies that better address customer needs, devote greater resources to bring these products and services to market, initiate or withstand substantial price competition, or develop and expand their product and service offerings more quickly than us. These competitive pressures in our market or our failure to compete effectively may result in fewer orders and reduced revenue and margins and impair our ability to acquire market share. In addition, it is possible that industry consolidation may impact customers’ perceptions of the viability of smaller or even mid-size companies and consequently customers’ willingness to purchase from such firms.
We may not compete successfully against our current or potential competitors. If we are unable to compete successfully, or if competing successfully requires us to take costly actions in response to the actions of our competitors, our business, financial condition and results of operations could be materially and adversely affected. In addition, companies competing with us may have an entirely different pricing or distribution model from ours. Increased competition could result in fewer customer contracts, price reductions, reduced margins, and inability to gain market share, any of which could harm our business and results of operations.
We may fail to foresee challenges with international operations or the regulatory environment in certain markets may unexpectedly change.
Our future success will depend heavily upon our ability to oversee production operations at facilities and locations outside of our current countries of operation and management’s day-to-day oversight. Our international operations expose us to numerous challenges and risks including, but not limited to, adverse political, regulatory, legislative, and economic conditions in various jurisdictions; costs of complying with varying governmental regulations; fluctuations in currency exchange rates; and difficulties in protecting intellectual property rights in foreign countries. Unforeseen challenges in sustaining efficient operations, decreases in product quality, language and cultural differences, political and economic unrest, unexpected changes in the regulatory environment or theft of intellectual property from our satellite production facilities, or other yet-undiscovered challenges, could materially and adversely affect us, our business, financial position, and results of operations.
Our products and services are complex and could have unknown defects or errors, which may increase our costs, harm our reputation with customers, give rise to costly litigation, or divert our or our customers’ resources from other purposes.
We employ sophisticated design and testing processes and practices. Nevertheless, our products and services may contain defects or errors, or experience performance problems when first introduced, when new versions or enhancements are released, or even after these products have been in use for a period of time. Our systems may not be successfully implemented, pass required acceptance criteria, or operate or give the desired output, or it may not be able to detect and fix all defects in our satellites and our EO services, or resolve any delays or availability issues in the launch services we procure. These problems could result in expensive and time-consuming design modifications, delays in the introduction of new products or enhancements, significant increases in our service and maintenance costs, termination of contracts for convenience or cause, diversion of our personnel’s attention from our product development efforts, exposure to liability for damages, damaged customer relationships, and harm to our reputation, any of which could materially and adversely harm our results of operations. In addition, increased development costs could be substantial.
Our employees or others acting on our behalf may engage in misconduct or other improper activities, which could cause us to lose contracts or incur costs.
We are exposed to the risk that employee fraud or other misconduct from our employees or others acting on our behalf could occur. Misconduct by employees or others could include intentional failures to comply with the various regulatory regimes to which we are subject, engaging in unauthorized activities, insider threats to our cybersecurity, or falsifying records relating to the success or failure of our launches, satellites or products and services generally. Misconduct by our employees or others acting on our behalf could also involve the improper use of our customers’ sensitive or classified information, which could result in regulatory sanctions against us, serious harm to our reputation or a loss of contracts and a reduction in revenues or cause us to incur costs to respond to any related governmental inquiries. We have adopted policies and procedures designed to prevent misconduct; however, it is not always possible to deter misconduct, and the precautions we take to prevent and detect this activity may not be effective in controlling unknown or unmanaged risks or losses, which could cause us to lose contracts or cause a reduction in revenues. In addition, alleged or actual misconduct by employees or others acting on our behalf could result in investigations or prosecutions of persons engaged in the subject activities, which could result in unanticipated consequences or expenses and management distraction for us regardless of whether we are alleged to have any responsibility.
We may in the future experience such misconduct, despite our various compliance programs. Actual or alleged misconduct or improper actions by our employees, agents, subcontractors, suppliers, business partners and/or joint ventures could subject us to administrative, civil or criminal investigations and enforcement actions; monetary and non-monetary penalties; liabilities; or the loss of privileges and other sanctions, including suspension and debarment, which could negatively impact our reputation and ability to conduct or attract new business and could materially and adversely affect us, our business, financial condition, and results of operations.
Our business is capital intensive, and we may not be able to raise adequate capital to finance our business strategies, including funding future satellites, or we may be able to do so only on terms that significantly restrict our ability to operate our business.
Implementation of our business strategy, such as expanding our satellite constellation and our product and service offerings, requires a substantial outlay of capital. As we pursue our business strategies and seek to respond to opportunities and trends in our industry, our actual capital expenditures may differ from our expected capital expenditures. The nature of our business also requires us to make capital expenditure decisions in anticipation of customer demand, and we may not be able to correctly predict such demand. If our customer demand exceeds our ability to respond to that demand, we may not be able to fully capture the growth in demand.
We currently expect that our ongoing liquidity requirements for sustaining our operations will be satisfied by cash on hand and cash generated from our existing and future operations supplemented, where necessary or advantageous, by available credit. However, we cannot provide assurances that our businesses will generate sufficient cash flow from operations in the future or that additional capital will be available in amounts sufficient to enable us to execute our business strategies. As discussed below, while we believe our cash on hand resulting from the Merger, along with ongoing revenue generation, will be sufficient to meet our working capital and capital expenditure requirements for at least the next twelve months, our ability to satisfy our longer-term liquidity will depend primarily on our ability to grow our revenue and meet our revenue targets, and additional funding may be required for a variety of reasons. The availability and cost to us of external financing depend on a number of factors, including general market conditions, our financial performance and our credit rating. Both our credit rating and our ability to obtain financing generally may be influenced by the supply and demand characteristics of our industry generally. Declines in our expected future revenue under contracts with customers and challenging business conditions faced by our customers are among factors that may adversely affect our credit. Other factors that could impact our credit include the amount of debt in our capital structure, activities associated with our strategic initiatives, our expected future cash flows, and the capital expenditures required to execute our business strategy. The overall impact on our financial condition of any transaction that we pursue may be negative or may be negatively perceived by the financial markets and ratings agencies, and may result in adverse rating agency actions with respect to any credit rating we may have from time to time. Disruption in the capital markets, including as a result of interest rate volatility and geopolitical instability, a deterioration in our financial performance or a credit rating downgrade could limit our ability to obtain financing or could result in any such financing being available only at greater cost or on more restrictive terms than might otherwise be available.
Long-term disruptions in the capital and credit markets as a result of uncertainty due to recessions, changing or increased regulation or failures of significant financial institutions could adversely affect our access to capital. If financial market disruptions occur, it may become difficult for us to raise additional capital or refinance debt when needed, on acceptable terms or at all. Any disruption could require us to take measures to conserve cash until the markets stabilize or until alternative credit arrangements or other funding for our business needs can be arranged. Such measures could include deferring capital expenditures and reducing or eliminating other discretionary uses of cash, which could materially and adversely impact our business and our ability to execute our business strategies.
Our customers may fail to pay us in accordance with the terms of their agreements, necessitating action by us to compel payment.
If customers fail to pay us under the terms of our agreements, we may be adversely affected both from the inability to collect amounts due and the cost and practicality of enforcing the terms of our contracts, including through litigation. The risk of such negative effects increases based on the term length of our customer arrangements and based on the relevant customer’s jurisdiction, for example where a customer is located in a developing country or elsewhere that makes contract enforcement impractical. Furthermore, some of our customers may seek bankruptcy protection or other similar relief, including as a result of the impacts and disruptions caused by rising interest rates, capital markets volatility and geopolitical instability, or other global events, and fail to pay amounts due to us, or pay those amounts more slowly, either of which could adversely affect our business, results of operations and financial condition.
Risks Relating to Our Satellites and Industry
Our ability to grow our business depends on the successful production, launch, commissioning and/ or operation of our satellites and related ground systems, software and analytic technologies, which is subject to many uncertainties, some of which are beyond our control.
Our current primary R&D objectives focus on the development of satellites and related components that can remap the entire surface of the Earth in high resolution as well as our EO services, including creating a catalog of archived data. While we currently have 34 satellites in orbit, we estimate the gross costs associated with designing, building, and launching our satellites to build out our constellation will be significant, and there can be no assurance that we will complete these deployments on a timely basis, on budget or at all. Design, manufacture and launch of satellite systems are highly complex and historically have been subject to delays and cost over-runs. If we do not complete development and manufacturing of additional satellites in our anticipated timeframes or at all, our ability to grow our business will be adversely affected. The successful development, integration, and operation of our satellites and our EO services involves many uncertainties, some of which are beyond our control, including, but not limited to:
•timing in finalizing satellite design and specifications;
•performance of satellites meeting design specifications;
•failure of satellites as a result of technological or manufacturing difficulties, design issues or other unforeseen matters;

•engineering and/or manufacturing performance failing or falling below expected levels of output or efficiency;
•increases in costs of materials and supplied components and services;
•changes in project scope;
•our ability to obtain additional applicable approvals, licenses or certifications from regulatory agencies, if required, and to maintain current approvals, licenses or certifications;
•performance of our manufacturing facilities despite risks that disrupt productions, such as natural disasters, catastrophic events or labor disputes;
•performance of a limited number of suppliers for certain raw materials and supplied components, the accuracy of supplier representations as to the suitability of such raw materials and supplied components for our products, and their willingness to do business with us;
•performance of our internal and third-party resources that support our R&D activities;
•our ability to protect our intellectual property critical to the design and function of our satellites and our EO services;
•our ability to continue funding and maintaining our R&D activities;
•successful completion of demonstration missions; and
•the impact of public health emergencies, such as COVID-19, on us, our customers and suppliers, and the global economy.
The occurrence or failure of any of the above events, as applicable, could have a material adverse effect on our ability to continue to develop, integrate and operate our satellites and related infrastructure, products, and services, which could materially adversely affect our business, financial condition, and results of operations.
The market for geospatial intelligence, imagery and related data analytics has not been established with precision, is still emerging and may not achieve the growth potential we expect or may grow more slowly than expected.
The market for geospatial intelligence, imagery and related data analytics has not been established with precision as the commercialization of space is a relatively new development and is rapidly evolving. Our views of the total addressable market are based on a number of third-party reports which may or may not accurately reflect future market size and growth. As a result, our views of the total addressable market for our products and services may prove to be incorrect. In addition, if interest in our EO services by commercial customers, or the expected growth in commercial applications for EO services, is less than expected, or our satellite and related technologies are unable to meet expected customer expectations and demand, our business and financial results will be materially and adversely affected.
Our industry is characterized by changing technology and evolving standards, and we may not be successful in identifying, developing and marketing products and services that respond to rapid technological change, evolving technical standards and systems developed by others. Our competitors may develop technology that better meets the needs of our customers. If we do not continue to develop, manufacture, and market innovative technologies or applications that meet customers’ requirements, sales may suffer, and we may not be able to grow our business. If we are unable to achieve sustained growth, we may be unable to execute our business strategy, expand our business or fund other liquidity needs, and our business prospects, financial condition, and results of operations could be materially and adversely affected.
If our satellites and related equipment become impaired, it could have a material adverse effect on our business, financial condition, and results of operations.
We evaluate our satellites for impairment and test for recoverability whenever events or changes in circumstances indicate that their carrying amount may not be recoverable. Certain of the anomalies disclosed below may be considered to represent a significant adverse change in the physical condition of a particular satellite. There can be no assurance as to the actual operational life of a satellite or that the operational life of individual components will be consistent with their design life. A number of factors will impact the useful lives of our satellites, including, among other things, the quality of their design and construction, the durability of their component parts, and the occurrence of any anomaly or series of anomalies or other risks affecting the satellites during launch and in orbit. We currently anticipate the useful life of an operational satellite to be approximately three years. If our satellites and related equipment have shorter useful lives than we currently anticipate, this may lead to delays in increasing the rate of our commercial payloads and declines in actual or planned revenues, which would have a material adverse effect on our business, financial condition, and results of operations.
Long-lived assets are tested periodically for impairment or whenever there is an indication that an asset may be impaired. Disruptions to our business, unexpected significant declines in our operating results, adverse technological events or changes in the regulatory environments in which we operate may result in impairment charges to our assets. Any future impairment charges could substantially affect our reported results.
If our satellites fail to operate as intended, it could have a material adverse effect on our business, financial condition, and results of operations.
We rely on data obtained from our satellites in order to provide services to our customers. We may become unable or limited in our ability to collect such data. For example, satellites can temporarily go out of service and be recovered, or cease to function, including the quality of design and construction, the rate of consumption of the propellant supply, the expected gradual environmental degradation of solar panels, the durability of various satellite components and the orbits and space environments in which the satellites are placed and operated. The accumulated effects of solar radiation and single event upsets or electronic/catch-up events from the collision of charged particles, collisions with other objects (including, but not limited to, space debris and other spacecraft) or actions by malicious actors, including cyber-related actions, could also damage the satellites and subject us to liabilities for any damages caused to other spacecraft.
The manufacturing, testing, launching and operation of satellites involves complex processes and technology. Our satellites employ advanced technologies and sensors that are exposed to severe environmental stresses that have affected and could affect the performance of our satellites. Hardware component problems could lead to deterioration in performance or loss of functionality of a satellite. In addition, human operators may execute improper implementation commands that may negatively impact a satellite’s performance. Exposure of our satellites to an unanticipated catastrophic event, such as a meteor shower or a collision with space debris, could reduce the performance of, or completely destroy, the affected satellite. Even if a satellite is operated properly, minor technical flaws in the satellite’s sensors could significantly degrade its performance, which could materially affect our ability to collect imagery and market our products and services successfully.
Satellites can experience malfunctions, commonly referred to as anomalies, which have occurred and may occur in the future in our satellites. Anomalies can occur as a result of various factors, such as satellite manufacturer error, whether due to the use of new or largely unproven technology or due to a design, manufacturing or assembly defect that was not discovered before launch and general failures resulting from operating satellites in the space environment. Any single anomaly could materially and adversely affect our ability to utilize the satellite. Anomalies may also reduce the expected capacity, commercial operation and/or useful life of a satellite, thereby reducing the revenue that could be generated by that satellite or create additional expenses due to the need to provide replacement or back-up satellites or satellite capacity earlier than planned and could have a material adverse effect on our business. In addition, if a satellite or satellites experience a malfunction, the satellite capacity of our unimpacted network may be insufficient to meet all of our customers’ needs or may cause service interruptions, and we may need to potentially blackout or reduce service to certain customers, which would adversely affect our relationships with our customers and result in loss of revenues. Although we work diligently both internally and with our suppliers to determine and eliminate the cause of anomalies in new satellites and provide for redundancies of many critical components in our satellites, we may not be able to prevent the impact of anomalies in the future.
We cannot provide assurances that our satellites will continue to operate successfully in space throughout their expected operational lives. Even if a satellite is operated properly, technical flaws in that satellite’s sensors or other technical deficiencies or anomalies could significantly hinder its performance, which could materially affect our ability to collect imagery and market our products and services successfully. While certain software deficiencies may be corrected remotely, most, if not all, anomalies or debris collision damage cannot be corrected once the satellites are placed in orbit. Further, although we have some ability to actively maneuver our satellites to avoid potential collisions with space debris or other spacecraft, this ability is limited by, among other factors, uncertainties and inaccuracies in the projected orbit location of and predicted conjunctions with debris objects tracked and cataloged by the U.S. government. Additionally, some space debris is too small to be tracked and therefore its orbital location is completely unknown; nevertheless, this debris is still large enough to potentially cause severe damage or a failure of our satellites should a collision occur. Recent years have seen increases in the number of satellites deployed to low Earth orbits, and publicly announced plans call for many thousands of additional satellite deployments over the next decade. The proliferation of these low Earth orbit constellations could materially increase the risk of potential collision with space debris or another spacecraft despite the orbital debris mitigation requirements of the U.S. government, and could affect our ability to effectively access sufficient orbital slots to support the expected growth across our business.
If we suffer a partial or total loss of a deployed satellite, it could require a significant amount of time and could incur substantial expense to replace that satellite. We may experience other problems with our satellites that may reduce their performance. If a satellite is not fully operational, we may lose most or all of the revenue that otherwise would have been derived from that satellite and may not be able to provide adequate services to our customers, which may cause us to incur penalties under our contracts or may allow our customers to withhold payment for the time that service was impacted. Our inability to repair or replace a defective satellite or correct any other technical problem in a timely manner could result in a significant loss of revenue. If a satellite experiences a significant anomaly such that it becomes impaired or is no longer functional, it could significantly impact our business, prospects, and profitability.
Many satellites have redundant or backup systems and components that operate in the event of an anomaly, operational failure or degradation of primary critical components, but these redundant or backup systems and components are subject to risk of failure similar to those experienced by the primary systems and components. The occurrence of a failure of any of these redundant or backup systems and components could materially impair the useful life, capacity, or operational capabilities of the satellite.
Satellites are subject to production and launch delays, launch failures, and damage or destruction during launch, the occurrence of which could materially and adversely affect our operations.
Delays in the production of future satellites and the manufacture or procurement of requisite components and launch vehicles, limited availability of appropriate launch windows, possible delays in obtaining regulatory approvals, satellite damage or destruction during launch, launch failures, or incorrect orbital placement could have a material adverse effect on our business, financial condition, and results of operations. The loss of, or damage to, a satellite due to a launch failure could result in significant delays in the anticipated revenue to be generated by that satellite. Any significant delay in the commencement of service of a satellite could delay or potentially permanently reduce the revenue anticipated to be generated by that satellite. In addition, if the loss of a satellite were to occur, we may not be able to accommodate affected customers with our other satellites or data from another source until a replacement satellite is available, and we may not have on hand, or be able to obtain in a timely manner, the necessary funds to cover the cost of any necessary satellite replacement. An extended launch delay beyond planned contingency, launch failure, underperformance, delay or perceived delay could have a material adverse effect on our business prospects, financial condition, and results of operations. If delays were to occur and our remediation measures and process changes were not successful or if we experience issues with planned manufacturing improvements or design and safety, we could experience issues in scaling up further satellite production. Such delays could cause us to fail to reach our goal of expanding and scaling our constellation of satellites. A failure to reach a sufficient number of satellites in our constellation may impact the revisit rates we are able to offer our customers and limit our product offerings, thereby making us less attractive to existing and potential customers.
Launch vehicles may also underperform, in which case the satellite may still be placed into service by using its onboard propulsion systems to reach the desired orbital location, resulting in a reduction in its service life. In addition, although we intend to purchase launch insurance on all of our launches, if we were not able to obtain launch insurance on commercially reasonable terms and a launch failure were to occur, we would directly suffer the loss of the cost of the satellite and related costs.
Our business involves significant risks and uncertainties that may not be covered by insurance.
We endeavor to obtain insurance coverage from established insurance carriers to cover certain risks and liabilities related to our business. However, the amount of insurance coverage that we maintain may not be adequate to cover all claims or liabilities. Existing coverage may be canceled while we remain exposed to the relevant risks and we are unable to obtain insurance to protect against all operational risks, natural hazards and liabilities. Although we maintain insurance policies that we believe to be adequate, we cannot provide assurance that this insurance will be adequate to protect us from all material judgments and expenses related to potential future claims or that these levels of insurance will be available in the future at economical prices or at all. A successful liability claim could result in substantial cost to us. Even if we are fully insured as it relates to a claim, such claim could nevertheless diminish our brand and divert management’s attention and resources, which could have a negative impact on our business, financial condition, and results of operations.
Although we maintain pre-launch and launch insurance coverage for our satellites, we do not maintain in-orbit lifecycle insurance coverage. Any damage or destruction to our satellites while in orbit as a result of anomalies, failures, collisions with our satellites or other satellites or debris, radiation damage or other catastrophic event will not be covered by insurance, and accordingly, we will be required to pay for the repair or replacement of such satellite which may have a material adverse effect on our financial condition, and results of operations.
We do not maintain third-party liability insurance with respect to our satellites. Accordingly, we currently have no insurance to cover any third-party damages that may be caused by any of our satellites, including personal and property insurance. If we experience significant uninsured losses, such events could have a material adverse impact on our business, financial condition, and results of operations.
We typically purchase pre-launch and launch insurance coverage for our satellites to address the risk of potential systemic anomalies, failures, collisions with our satellites or other satellites or debris, or catastrophic events that occur prior to or during launch. However, such insurance may be insufficient or unavailable on acceptable cost and terms, if at all.
We have historically purchased pre-launch and launch insurance to address the risk of potential systemic anomalies, failures, collisions with our satellites or other satellites or debris, or catastrophic events during launch, to the extent that insurance was available on acceptable premiums and other terms. The insurance proceeds received in connection with a partial or total loss of the functional capacity of any of our satellites would not be sufficient to cover the replacement cost of an equivalent satellite if we choose to replace such impacted satellite. In addition, this insurance will not protect us against all losses to our satellites due to specified exclusions, applicable deductibles and material change limitations, and it may be difficult to insure against certain risks, including a partial deterioration in satellite performance and satellite re-entry.
The price and availability of insurance fluctuates significantly. Insurance market conditions or factors outside our control at the time we are in the market for the required insurance, such as failure of a satellite using similar components, could cause premiums to be significantly higher than current estimates and could reduce amounts of available coverage. The cost of our insurance has been increasing and may continue to increase. Higher premiums on insurance policies will reduce our operating income by the amount of such increased premiums, or we may be forced to purchase lower-cost policies that include terms less favorable to us, such as additional coverage exclusions or higher deductibles. If the terms of insurance policies become less favorable than those currently available, there may be limits on the amount of coverage that we can obtain, or we may not be able to obtain insurance at all.
Coordination results may adversely affect our ability to use our satellites in certain orbital locations for our proposed service or coverage area or may delay our ability to launch satellites and thereby limit our ability to provide our proposed services.
We will be required to record orbital locations and operational parameters of our satellites with the ITU and to coordinate with other satellite operators and national administrations the use of these orbital locations and operational parameters in order to avoid interference to or from other satellites. The results of coordination may adversely affect our use of our satellites using certain orbital locations and the type of applications or services that we can accommodate. If we are unable to coordinate our satellites by specified deadlines, we may not be able to use our satellites or certain orbital locations for our proposed service or coverage area, or we may lose interference protection for our satellites. The use of our satellites may also be temporarily or permanently adversely affected if the operation of other satellite networks do not conform to coordination agreements resulting in the acceptable interference levels being exceeded (such as due to operational errors associated with the transmissions to other satellite networks).
Natural disasters, unusual weather conditions, epidemic outbreaks, terrorist acts and political events could disrupt our business or satellite launch schedules. Interruption or failure of our infrastructure could hurt our ability to effectively perform our daily operations and provide and produce our products and services, which could damage our reputation and materially and adversely affect our operating results.
We are vulnerable to natural disasters and significant disruptions including tsunamis, floods, earthquakes, fires, water shortages, other extreme or unusual weather conditions, epidemics or pandemics, acts of terrorism or disruptive political events where our facilities or the launch facilities of our transport partners are located, or where our third-party suppliers’ facilities are located, power shortages and blackouts, aging infrastructures and telecommunications failures. Furthermore, climate change has increased, and may continue to increase, the rate, size and scope of these natural disasters. In the event of such a natural disaster or other disruption, we could experience disruptions to our operations or the operations of suppliers, subcontractors, distributors or customers, which could affect our ability to maintain launch schedules or fulfill our customer contracts.
The availability of many of our EO services depends on the continuing operation of our satellite operations infrastructure, satellite manufacturing operations, information technology and communications systems, some of which are supported by third-party vendors that are not under our control. Any downtime, damage to or failure of our systems could result in interruptions in our service, which could reduce our revenues. Our systems are vulnerable to damage or interruption from floods, fires, power loss, aging infrastructure, telecommunications failures, computer viruses, computer denial of service attacks or other attempts to harm our systems. In the event we are unable to collect, process and deliver imagery from our facility, our daily operations and operating results would be materially and adversely affected. In addition, our ground terminal centers are vulnerable to damage or interruption from human error, intentional bad acts, earthquakes, hurricanes, floods, fires, war, terrorist attacks, power losses, hardware failures, systems failures, aging infrastructure, telecommunications failures and similar events.
The occurrence and impact of any of the foregoing is difficult to predict, but one or more of them could result in lengthy interruptions in our services and/or damage our reputation, which could have a material adverse effect on our business, financial condition, results of operations, and/or cash flows.
Prolonged unfavorable weather conditions could negatively impact our operations.
In order for satellites to collect and deliver imagery effectively, the satellite must be able to view the desired area on a certain day and at a certain time as it passes overhead. Adverse weather conditions, such as clouds or haze, may prevent satellites from collecting data and imagery or could cause the satellite to experience technical difficulties communicating with the ground terminals or collecting imagery in the same quality or volume that was intended. In addition, space weather, such as solar flares, could take our satellites out of orbit, disrupt our ground communication networks and affect the decay rate of our satellites. The occurrence of any of the foregoing could result in lengthy interruptions in our services and/or damage our reputation, which could have a material adverse effect on our business, financial condition, and results of operations.
Risks Relating to Legal and Regulatory Matters
We may be subject to stringent U.S. export and import control laws and regulations. Unfavorable changes in these laws and regulations or U.S. government licensing policies, our failure to secure timely U.S. government authorizations under these laws and regulations, or our failure to comply with these laws and regulations could have a material adverse effect on our business, financial condition, and results of operations.
We have a global supply chain of upstream and downstream partners including manufacturers, suppliers and launch providers from a number of countries including the U.S. Based on these activities, we may be required to comply with U.S. export control laws and regulations, including the International Traffic in Arms Regulations (“ITAR”), administered by the U.S. Department of State and the Export Administration Regulations (“EAR”), administered by the U.S. Department of Commerce’s Bureau of Industry and Security (“BIS”). Pursuant to these foreign trade control laws and regulations, we may be required, among other things, to (i) maintain a registration under ITAR, (ii) determine the proper licensing jurisdiction and export classification of products, software, and technology, and (iii) obtain licenses or other forms of U.S. government authorization to conduct our satellite imagery and data business. Violations of applicable export control laws and related regulations could result in criminal and administrative penalties, including fines, possible denial of export privileges, and debarment, which could have a material adverse impact on our business, including our ability to enter into contracts or subcontracts for U.S. government customers. U.S. export licenses are required to transfer or make accessible certain of our products, software and technical information to our non-U.S. employees (called “deemed exports”).
The inability to secure and maintain other necessary export authorizations could negatively impact our ability to successfully compete or to operate our business as planned. For example, if we were unable to obtain or maintain our licenses to export certain spacecraft hardware, we would effectively be prohibited from launching our satellites from certain non-U.S. locations, which would limit the number of launch providers we could use. In addition, if we were unable to obtain a Department of State Technical Assistance Agreement to export certain launch related services, we would experience difficulties with or even be unable to perform integration activities necessary to safely integrate our transfer satellites to non-U.S. launch vehicles. In both cases, these restrictions could lead to higher launch costs which may have a material adverse impact on our results of operations. Similarly, if we were unable to secure effective export licensure to authorize the full scope of activity with a foreign partner or supplier, we may be required to make design changes to spacecraft or updates to our supplier chain, which may result in increased costs to us or delays in satellite launches.
Any changes in the export control regulations or U.S. government licensing policy, such as those necessary to implement U.S. government commitments to multilateral control regimes, may restrict our operations. There is no inherent right to perform an export and, given the significant discretion the U.S. government has in adjudicating such authorizations in furtherance of U.S. national security and foreign policy interests, there can be no assurance we will be successful in our current and future efforts to secure and maintain necessary licenses, registrations, or other U.S. government regulatory approvals.
In addition, U.S. export control laws continue to change. For example, the control lists under the ITAR and the EAR are periodically updated to reclassify specific types of export-controlled technology, meaning that any changes to the jurisdictional assignment of controlled data or hardware used by us could result in the need for different export authorizations, each then subject to a subsequent approval. Similarly, should exceptions or exemptions under the EAR or ITAR, respectively, be changed, our activities otherwise authorized via these mechanisms may become unavailable and could result in the need for additional export authorizations.
Additionally, changes to the administrative implementation of export control laws at the agency level may suddenly occur as a result of geopolitical events, which could result in existing or proposed export authorization applications being viewed in unpredictable ways, or potentially rejected, as a result of the changed agency level protocol.
To date, based on the structure of our business and operations and informal discussion with regulators, we do not believe our satellite operations are subject to U.S. regulation. However, if it is determined by a U.S. regulatory authority that our operations are subject to U.S. law, we could be subject to penalties and other adverse consequences as a result of noncompliance.
The raw data collected by our constellation is collected through a series of ground stations strategically located in several global locations (not within the U.S.). We have a mission and operations team located in Spain and Argentina that monitors and operates all satellites in the constellation. The entirety of our satellite operations and management sits outside the U.S. As a result of these factors, we do not believe we are subject to U.S. regulations issued by the NOAA or the U.S. Federal Aviation Administration (“FAA”), although the SpaceX Agreement, which provides for the launch of our satellites, does indirectly require us to comply with certain FAA licensing requirements. If U.S. regulators disagree with our determination that we are not subject to U.S. regulation and it is determined by a U.S. regulatory authority that we were required to, and did not, comply with U.S. regulations relating to our business and operations, we may be subject to penalties or other adverse consequences which could materially and adversely affect our business, financial condition, and results of operations.
If we are successful in becoming a U.S. governmental contractor, our business will be subject to significant U.S. regulations, and reductions or changes in U.S. government spending, including the U.S. defense budget, could reduce our revenue and adversely affect our business.
A large part of our growth strategy includes obtaining U.S. governmental agency customers, particularly in D&I, as well as U.S. commercial customers. If or when we contract with the U.S. government or, in certain circumstances, retain services from U.S. service providers, we must comply with a variety of U.S. laws and regulations. A violation of these laws and regulations could result in the imposition of fines and penalties to us or our customers or the termination of our or their contracts with the U.S. government. As a result, there could be a delay in our receipt of orders from our customers, a termination of such orders, or a termination of any contracts between us and the U.S. government.
•Our potential future contracts with U.S. and international defense contractors or directly with the U.S. government may be on a commercial item basis, eliminating the requirement to disclose and certify cost data. To the extent that there are interpretations or changes in the Federal Acquisition Regulations (“FAR”) regarding the qualifications necessary to sell commercial items, there could be a material impact on our business and operating results. For example, there have been legislative proposals to narrow the definition of a “commercial item” (as defined in the FAR) or to require cost and pricing data on commercial items that could limit or adversely impact our ability to contract under commercial item terms. Changes in regulatory application to our business could be accelerated due to changes in our mix of business, in federal regulations, or in the interpretation of federal regulations, which may subject us to increased oversight by the Defense Contract Audit Agency (“DCAA”) for certain of our products or services. Such changes could also trigger contract coverage under the Cost Accounting Standards (“CAS”) applicable to certain U.S. government procurements, further impacting our commercial operating model and requiring compliance with a defined set of business systems criteria. Growth in the value of certain contracts may increase our compliance burden, requiring us to implement new business systems to comply with such requirements. Failure to comply with applicable CAS requirements could adversely impact our ability to win future CAS-covered contracts.
•We would be subject to the Defense Federal Acquisition Regulation Supplement (“DFARS”) and the Department of Defense (“DoD”) and federal cybersecurity requirements, in connection with any defense work we perform in the future for the U.S. government and defense prime contractors. Amendments to DoD cybersecurity requirements, such as through amendments to the FAR or DFARS, may increase our costs or delay the award of contracts if we are unable to certify that we satisfy such cybersecurity requirements.
•The U.S. government or a defense prime contractor customer could require us to relinquish data rights to a product in connection with performing work on a defense contract, which could lead to a surrender of valuable technology and intellectual property in order to participate in a government program.
•We may enter into cost reimbursable contracts with the U.S. government or a defense prime contractor customer that could offset our cost efficiency initiatives.
•We may be subject to various U.S. federal export-control statutes and regulations, which may affect our business with, among others, international defense customers. In certain cases, the export of our products and technical data to foreign persons, and the provision of technical services to foreign persons related to such products and technical data, may require licenses from the U.S. Department of Commerce or the U.S. Department of State. The time required to obtain these licenses, and the restrictions that may be contained in these licenses, may result in us being at a competitive disadvantage with international suppliers who are not subject to U.S. federal export control statutes and regulations. In addition, violations of these statutes and regulations can result in civil and, under certain circumstances, criminal liability as well as administrative penalties which could have a material adverse effect on our business, financial condition, and results of operations.
•Sales to U.S. prime defense contractor customers as part of foreign military sales (“FMS”) programs combine several of the different types of risks and uncertainties highlighted above, including risks related to government contracts, risks related to defense contracts, timing and budgeting of foreign governments, and approval from the U.S. and foreign governments related to the programs, all of which may be impacted by macroeconomic and geopolitical factors outside of our control.
•We may in the future derive a portion of our revenue from programs with governments and government agencies that are subject to security restrictions (e.g., contracts involving classified information, classified contracts, and classified programs), which preclude the dissemination of information and technology that is classified for national security purposes under applicable law and regulations. In general, access to classified information, technology, facilities, or programs requires appropriate personnel security clearances, is subject to additional contract oversight and potential liability, and may also require appropriate facility clearances and other specialized infrastructure. Therefore, our access to classified information in connection with the performance of a U.S. government contract may be limited to certain of our employees with appropriate security clearances. When accessing sensitive information, we must comply with security requirements pursuant to the National Industrial Security Program Operating Manual (“NISPOM”), administered by the Defense Counterintelligence and Security Agency (“DCSA”), and other U.S. government security protocols. Failure to comply with the NISPOM or other security requirements may subject us to civil or criminal penalties, loss of access to sensitive information, loss of a U.S. government contract, or potentially debarment as a government contractor. Further, the DCSA has transitioned its review of a contractor’s security program to focus on the protection of controlled unclassified information and assets. Failure to meet DCSA’s new, broader requirements could adversely impact the ability to obtain new business as a government contractor.
•We may need to invest additional capital to build out higher level security infrastructure at certain of our facilities to be awarded contracts related to defense programs with higher level security requirements. Failure to invest in such infrastructure may limit our ability to obtain new contracts with defense programs.
•We may be required to purchase certain products that are manufactured in the United States and other relatively high-cost manufacturing locations under the Buy American Act or other regulations, and we may not manufacture or source all products in locations that meet these requirements, which may preclude our ability to sell some products or services.

If we were to become a contractor to agencies and departments of the U.S. government, it would likely result in us being subject to routine investigations and reviews relating to compliance with various laws and regulations, including those associated with organizational conflicts of interest, procurement integrity, bid integrity and claim presentation, among others. These investigations and reviews may be conducted without our knowledge. Adverse findings in these investigations or reviews can lead to criminal, civil or administrative proceedings, and we could face civil and criminal penalties and administrative sanctions, including termination of contracts, forfeiture of profits, suspension of payments, fines and suspension or debarment from doing business with U.S. government agencies. In addition, we could suffer serious harm to our reputation and competitive position if allegations of impropriety were made against us, whether or not such allegations are unfounded. If our reputation or relationship were impaired due to these investigations, or if we could not obtain contracts with the U.S. government and the U.S. government otherwise ceased doing business with us or significantly decreased the amount of business it does with us, our revenues and ability to attract new business could be adversely affected.
In addition, spending authorizations for defense-related and other programs by the U.S. government have historically fluctuated, and future levels of expenditures and authorizations for these programs may decrease, remain constant or shift to programs in areas where we do not expect to provide services. Any contract we may enter into with the U.S. government and its agencies will generally be conditioned upon the continuing availability of Congressional appropriations. Congress usually appropriates funds on a fiscal year basis, even though contract performance may extend over many years. In recent years, there has been a pattern of delays in the finalization and approval of the U.S. government budget, which can create uncertainty over the extent of future U.S. government demand for our services.
Failure to comply with the requirements of the National Industrial Security Program could jeopardize our ability to provide our products and services to the U.S. government.
Our growth strategy includes seeking U.S. governmental agency customers, particularly in D&I, though we have not acquired any U.S. governmental agency customers to date. Obtaining contracts with certain U.S. governmental agencies may require us to maintain national security clearance and mitigation elements under the National Industry Security Program. Obtaining and maintaining national security clearances involves a lengthy process. In anticipation of potential future U.S. government contracts, we established a U.S. subsidiary, Satellogic North America, LLC, and have commenced the process of insulating that entity from foreign ownership, control or influence (“FOCI”), including by recruiting directors and employees dedicated to that entity and any U.S. governmental agency projects to be serviced by the entity. Failure to comply with any agreement with the U.S. DoD regarding any appropriate FOCI mitigation arrangement could result in invalidation or termination of applicable facility security clearances, which in turn would mean that Satellogic North America, LLC would not be able to enter into future contracts with the U.S. government requiring facility security clearances, and may result in the loss of the ability of this entity or any other future U.S. subsidiaries to complete then-existing contracts with the U.S. government.
Our business with governmental entities is subject to the policies, priorities, regulations, mandates, and funding levels of such governmental entities and may be negatively impacted by any change thereto.
We have recently entered into contracts with governments, including a three-year $6 million Constellation-as-a-Service contract with the Republic of Albania, and governmental agencies to provide our products and services. This subjects our business to laws and regulations applicable to companies doing business with the applicable government. These government contracts customarily contain provisions that give the applicable government substantial rights and remedies, many of which are unfavorable to counterparty contractors and are not typically found in commercial contracts. For instance, most government agencies include provisions that allow the government to unilaterally terminate or modify contracts for convenience, and in such event, the counterparty to the contract may generally recover only our incurred or committed costs and settlement expenses and profit on work completed prior to the termination. Further, typically where the government terminates a contract for default, the defaulting party may be liable for any extra costs incurred by the government in procuring undelivered items from another source.
Government contracts often also contain provisions and are subject to laws and regulations that provide government customers with additional rights and remedies not typically found in commercial contracts. These rights and remedies often allow government customers, among other things, to:
•terminate existing contracts for convenience with short notice;
•reduce orders under or otherwise unilaterally modify contracts;

•for contracts subject to the Truthful Cost or Pricing Data Act, reduce the contract price or cost where it was increased because we or a subcontractor furnished cost or pricing data during negotiations that was not complete, accurate, and current;
•for some contracts, (i) demand a refund, make a forward price adjustment, or terminate a contract for default if we provided inaccurate or incomplete data during the contract negotiation process and (ii) reduce the contract price under triggering circumstances, including the revision of price lists or other documents upon which the contract award was predicated;
•cancel multi-year contracts and related orders if funds for contract performance for any subsequent year become unavailable;
•claim rights in solutions, systems, or technology produced by us, appropriate such work-product for their continued use without continuing to contract for our services, and disclose such work-product to third parties, including other government agencies and our competitors, which could harm our competitive position;
•prohibit future procurement awards with a particular agency due to a finding of organizational conflicts of interest based upon prior related work performed for the agency that would give us an unfair advantage over competing contractors, or the existence of conflicting roles that might bias our judgment;
•subject the award of contracts to protest by competitors, which may require the contracting federal agency or department to suspend our performance pending the outcome of the protest and may also result in a requirement to resubmit offers for the contract or in the termination, reduction, or modification of the awarded contract;
•suspend or debar us from doing business with the applicable government; and
•control or prohibit the export of our services.
In addition, government contracts normally contain additional requirements that may increase our costs of doing business, reduce our gross margins, and expose us to liability for failure to comply with these terms and conditions. These requirements include, for example:
•retainage or contract insurance guarantee requirements under which we are obligated to provide a deposit equal to a percentage of the relevant contract value, which deposit is retained by the customer to cover any loss incurred due to our failure to perform and returned only upon satisfactory completion of the contract;
•specialized disclosure and accounting requirements unique to government contracts;
•financial and compliance audits that may result in potential liability for price adjustments, recoupment of government funds after such funds have been spent, civil and criminal penalties, or administrative sanctions such as suspension or debarment from doing business with the U.S. government;
•public disclosures of certain contract and company information that may harm our competitive position or we would otherwise prefer not to disclose;
•mandatory socioeconomic compliance requirements, including labor requirements, non-discrimination and affirmative action programs and environmental compliance requirements; and
•requirements to procure certain materials, components and parts from supply sources approved by the customer.
Government contracts are also generally subject to greater scrutiny by the government, which can initiate reviews, audits and investigations regarding our compliance with government contract requirements. New regulations or procurement requirements (including, for example, regulations regarding counterfeit and corrupt parts, supply chain diligence and cybersecurity) or changes to current requirements could increase our costs and risk of non-compliance. In addition, if we fail to comply with government contracting laws, regulations and contract requirements, our contracts may be subject to termination, and we may be subject to financial and/or other liability under such contract and applicable law.
Further, changes in governmental policies, priorities, regulations, requirements applicable to commercial data and imagery providers, mandates or funding levels, the imposition of budgetary constraints or a decline in government support or deferment of funding for programs in which we or our customers participate could result in contract terminations, delays in contract awards, reduction in contract scope, performance penalties or breaches of our contracts, the failure to exercise contract options, the cancellation of planned procurements and fewer new business opportunities, all of which could materially and adversely impact our business, financial condition and results of operations.

Our business is subject to a wide variety of additional extensive and evolving government laws and regulations. Failure to comply with such laws and regulations could have a material adverse effect on our business.
We are subject to a wide variety of laws and regulations relating to various aspects of our business, including with respect to our space transport operations, employment and labor, health care, tax, privacy and data security, health and safety, and environmental issues. Laws and regulations at the foreign, federal, state and local levels frequently change, especially in relation to new and emerging industries (such as the NewSpace sector), and we cannot reasonably predict the impact from, or the ultimate cost of compliance with, current or future regulatory or administrative changes. We monitor these developments and devote a significant amount of management’s time and internal and external resources towards compliance with these laws, regulations and guidelines, and such compliance places a significant burden on management’s time and other resources, and it may limit our ability to expand into certain jurisdictions. Moreover, changes in law, the imposition of new or additional regulations or the enactment of any new or more stringent legislation that impacts our business could require us to change the way we operate and could have a material adverse effect on our sales, profitability, cash flows and financial condition. Failure to comply with these laws or regulations or failure to satisfy any criteria or other requirement under such laws or regulations, such as with respect to obtaining and maintaining licenses, certificates, authorizations and permits critical for the operation of our business, may result in civil penalties or private lawsuits, or result in a delay in our obtaining or the denial, suspension or revocation of licenses, certificates, authorizations or permits necessary to operate our business.
The U.S. and foreign governments may revise existing contract or procurement rules and regulations, or adopt new contract or procurement rules and regulations, at any time and may also implement restrictions or apply pressure regarding the type and amount of services the government or its contractors (including us) may obtain from private contractors. Such changes could impair our ability to obtain new contracts or renew contracts under which we currently perform when those contracts are eligible for re-competition. Any new contracting methods could be costly or administratively difficult for us to implement, which could adversely affect our business, results of operations and financial condition.
Additionally, regulation of our industry is still evolving, and new or different laws or regulations could affect our operations, increase our direct compliance costs or cause our third-party suppliers or contractors to raise prices for us because of increased compliance costs. For example, the Federal Communications Commission has an open notice of proposed rulemaking relating to mitigation of orbital debris, which could affect us and our operations. The adoption of a multi-layered regulatory approach to any one of the laws or requirements to which we are or may become subject, particularly where the layers are in conflict, could require alteration of our manufacturing processes or operational parameters, which may adversely impact our business. Further, due to the evolving nature of these requirements, we may not be in compliance with all such requirements at all times and, even when we believe we are in compliance, a regulatory agency may determine that we are not.
Any changes in applicable laws or regulations could adversely affect our business and financial condition. Any material failure to comply with applicable laws or regulations could result in contract termination, price or fee reductions or suspension or debarment from contracting.
We are subject to the orbital slot and spectrum access requirements of the International Telecommunication Union (“ITU”) and the regulatory and licensing requirements of each of the countries in which we provide services, operate facilities, or license terminals, and our business is sensitive to regulatory changes in those countries and elsewhere.
The telecommunications industry is highly regulated, and we depend on access to orbital slots and spectrum resources to provide satellite services. The ITU and U.S. and other nations’ regulators allocate spectrum for satellite services, and may change these allocations, which could change or limit how our current satellites are able to be used. In addition, we are required to maintain regulatory approvals, and from time to time obtain new regulatory approvals, from various countries in connection with providing satellite capacity, ground network uplinks, downlinks and other value-added or managed services to our customers. Obtaining and maintaining these approvals can involve significant time and expense. If we cannot obtain, or are delayed in obtaining, the required regulatory approvals, we may not be able to provide these services to our customers, operate facilities and terminals, or expand into new products or services. In addition, the laws and regulations to which we are subject could change at any time, thus making it more difficult for us to obtain new regulatory approvals or causing our existing approvals to be revoked or adversely modified. Because regulatory schemes vary by country, we may also be subject to regulations of which we are not presently aware, and which could subject us to sanctions by a government that could materially and adversely affect our operations in that country. If we cannot comply with the laws and regulations that apply to us, we could lose our revenue from services provided to the countries and territories covered by these laws and regulations and be subject to criminal or civil sanctions.

Increasing regulatory and customer focus on data privacy issues and expanding laws may impact our business or expose us to increased liability.
We collect and process customer data, which may include personal data. Due to the sensitivity of the information and data we expect to manage in the future, as well as the nature of our customer base, the security features of our information systems are critical. A variety of U.S. federal, state and foreign laws and regulations govern the collection, use, retention, sharing and security of this information. Laws and regulations relating to privacy, data protection and consumer protection are evolving and subject to potentially differing interpretations. These requirements may not be harmonized, may be interpreted and applied in a manner that is inconsistent from one jurisdiction to another or may conflict with other rules or our practices. As a result, our practices may not have complied or may not comply in the future with all such laws, regulations, requirements and obligations.
We expect that new industry standards, laws and regulations will continue to be proposed regarding privacy, data protection and information security in many jurisdictions, including the European e-Privacy Regulation, which is currently in draft form. We cannot yet determine the impact such future laws, regulations and standards may have on our business. Complying with these evolving obligations is costly. For instance, expanding definitions and interpretations of what constitutes “personal data” (or the equivalent) within the United States, the European Economic Area (the “EEA”) and elsewhere may increase our compliance costs and legal liability.
We are also subject to additional privacy laws and regulations, many of which, such as the European Union’s General Data Protection Regulation (“GDPR”) and national laws supplementing the GDPR, as well as legislation substantially implementing the GDPR in the United Kingdom, are significantly more stringent than those currently in effect in the United States. The GDPR requires companies to meet stringent requirements regarding the handling of personal data of individuals located in the EEA and includes significant penalties for noncompliance, which for the most serious violations may result in monetary penalties of up to the higher of €20.0 million or 4% of a group’s worldwide revenues for the preceding financial year. The United Kingdom’s version of the GDPR, which it maintains along with its Data Protection Act (collectively, the “UK GDPR”), also provides for substantial penalties that, for the most serious violations, can be the greater of £17.5 million or 4% of a group’s worldwide revenues for the preceding financial year. The GDPR, the UK GDPR, and other similar regulations require companies to give specific types of notice and informed consent is required for certain actions, and the GDPR and the UK GDPR each impose additional conditions in order to satisfy such consent, such as bundled consents.
The GDPR, the UK GDPR, and other state and global laws and regulations have increased our responsibility and potential liability in relation to personal data, and we have and will continue to put in place additional processes and programs to demonstrate compliance. New privacy laws and regulations are under development at the U.S. federal and state level and in many international jurisdictions. Any actual or perceived failure to comply with the data privacy laws or regulations, or related contractual or other obligations, or any perceived privacy rights violation, could lead to investigations, claims, and proceedings by governmental entities and private parties, damages for contract breach, and other significant costs, penalties, and other liabilities, as well as harm to our reputation and market position.
Additionally, we store customer information and content and if our customers fail to comply with their contractual obligations or applicable laws, it could result in litigation or reputational harm to us. The GDPR, UK GDPR, and other laws, regulations, standards and self-regulatory codes may affect our ability to reach current and prospective customers, understand how our offerings and services are being used, respond to customer requests allowed under the laws, and implement our new business models effectively. These new laws and regulations would similarly affect our competitors and our customers. These requirements could impact demand for our offerings and services and result in more onerous contract obligations and impose other costs that have increased and are likely to further increase over time.
We are subject to anti-corruption and anti-bribery laws in various countries, including but not limited to the U.S. Foreign Corrupt Practices Act. We can be subject to criminal and civil liability and other serious consequences for violations of such laws, which can harm our business.
We are subject to applicable anti-corruption and anti-bribery laws in the countries in which we do or will conduct our business, including but not limited to the U.S. Foreign Corrupt Practices Act of 1977, as amended (“FCPA”), and other, similar laws. We can, in certain circumstances, be held liable for violations of such laws committed by our employees, agents, contractors and others acting on our behalf, even if we do not explicitly authorize or have actual knowledge of such activities. We can also, in certain circumstances, be held liable for prior violations of such laws committed by us. Any violations of these laws and regulations may result in substantial civil, criminal and administrative fines and penalties, remedial measures and legal expenses, and other collateral consequences, all of which could adversely affect our business, results of operations, financial condition, and reputation.
Although we maintain anti-corruption policies and procedures designed to address the risk of bribery, corruption and related misconduct, certain of our activities and operations present risk from an anti-corruption perspective. We have an extensive geographic scope of operations (current and projected) and are active or pursuing business in countries that can present heightened anti-corruption compliance risks. Our target customer base also includes governments and government instrumentalities, and contracting with such entities can increase a company’s compliance risk exposure since, among other things, the representatives of such entities are typically considered to be “foreign officials” under the FCPA and may be similarly characterized under other relevant anti-corruption laws. In certain countries, we also work with third parties, such as business development agents, distributors, and resellers, including to interact with public officials on our behalf. As our operations and sales activities continue to expand, our policies and procedures will similarly have to expand to adequately address the risks presented by our activities, and we may fail to adequately expand our policies and procedures to address these increased risks, which could adversely affect our business, results of operations, financial condition and reputation.
Risks Relating to Our Intellectual Property, Data Privacy and Information Security
We may be unable to protect our intellectual property rights. Disclosure of trade secrets could cause harm to our business.
To protect our proprietary rights, we rely on a combination of patents, trademarks and trade secret laws, and confidentiality agreements and license agreements with consultants, vendors and customers. Our efforts to protect our intellectual property and proprietary rights may not be sufficient. Although we apply rigorous standards, documents and processes to protect our intellectual property, there is no absolute assurance that the steps taken to protect our technology will prevent misappropriation or infringement. Our ability to enforce and protect our intellectual property rights may be limited in certain jurisdictions, which could make it easier for competitors to capture market position in such countries by utilizing technologies that are similar to those developed or licensed by us. Competitors also may harm our sales by designing products that mirror the capabilities of our products or technology without infringing on our intellectual property rights. If we do not obtain sufficient protection for our intellectual property, or if we are unable to effectively enforce our intellectual property rights, our competitiveness could be impaired, which would limit our growth and future revenue.
We attempt to protect our trade secrets and other proprietary information by entering into confidentiality, licensing and invention assignment agreements or other contracts with similar provisions with third parties and our employees and consultants. However, these agreements can be breached and, if they are, there may not be an adequate remedy available to us. In addition, others may independently discover, or reverse engineer our trade secrets and proprietary information, and, in such cases, we could not assert any intellectual property rights against such parties. Litigation may be necessary to enforce or protect our intellectual property rights or our trade secrets, or to determine the validity and scope of the proprietary rights of others. Litigating a claim that a party illegally or unlawfully obtained and uses our trade secrets without authorization is difficult, expensive and time consuming, and the outcome is unpredictable. If we are unable to protect our intellectual property, our competitors could market services or products similar to our services and products, which could reduce demand for our offerings. Any litigation to enforce our intellectual property rights, protect our trade secrets or determine the validity and scope of the proprietary rights of others could result in substantial costs and diversion of resources, with no assurance of success.
We also try to protect our intellectual property by filing patent applications related to our technology, inventions and improvements that are important to the development of our business. The steps we take to protect our intellectual property may be inadequate. We currently have 26 issued patents, two issued utility models and 47 patent applications pending in nine jurisdictions. Our pending patent applications may not result in patents being issued, which may have a material adverse effect on our ability to prevent others from commercially exploiting products similar to ours. We cannot be certain that we are the first inventor of the subject matter to which we have filed a particular patent application, or if we are the first party to file such a patent application. If another party has filed a patent application concerning the same subject matter as we have, we may not be entitled to the protection sought by the patent application. We also cannot be certain whether the claims included in a patent application will ultimately be allowed in the applicable issued patent. As a result, we cannot be certain that the patent applications that we file will be granted. Further, the scope of protection of issued patent claims is often difficult to determine.
Patents, if issued, may be challenged, invalidated or circumvented. If our patents are invalidated or found to be unenforceable, we will lose the ability to exclude others from making, using or selling the inventions claimed. Moreover, an issued patent does not guarantee us the right to use the patented technology or commercialize a product using that technology. Third parties may have blocking patents that could be used to prevent us from developing our product either on our anticipated timeline or at all. Thus, patents that we may own in the future may not allow us to exploit the rights conferred by our intellectual property protection. Even if issued, patents may not be issued with claims sufficiently broad to protect our technologies or may not provide us with a competitive advantage against competitors with similar technologies. Despite our precautions, it may be possible for unauthorized third parties to copy our technology and use information that we regard as proprietary to create technology that competes with ours. Further, the laws of certain countries may not adequately protect proprietary rights, and mechanisms for enforcement of intellectual property rights in such countries may be inadequate. Our competitors may also design around our issued patents, which may adversely affect our business, prospects, financial condition and operating results.
Our technology may violate the proprietary rights of third parties and our intellectual property may be misappropriated or infringed upon by third parties, each of which could have a negative impact on our operations.
If any of our technology violates the intellectual property rights of any third party, including copyrights and patents, such third party may assert infringement claims against us. Certain software and other intellectual property used by us or in our satellites, systems and products make use of or incorporate licensed software components or other licensed technology. Any claims brought against us may result in limitations on our ability to use the intellectual property subject to these claims. We may be required to redesign our satellites, systems or products or to obtain licenses from third parties to continue offering our satellites, systems or products to avoid substantially re-engineering such satellites, systems or products.
Our intellectual property rights may be invalidated, circumvented, challenged, infringed or required to be licensed to others. An infringement or misappropriation claim, whether or not unfounded, could harm any competitive advantage we currently derive or may derive from our proprietary rights.
Data breaches or incidents involving our technology or products could damage our business, reputation and brand and substantially harm our business and results of operations.

If our data and network infrastructure were to fail, or if we were to suffer an interruption or degradation of services in our data center, third-party cloud, or other infrastructure environments, we could lose important manufacturing and technical data, which could harm our business. Our facilities, as well as the facilities of third parties that maintain or have access to our data or network infrastructure, are vulnerable to damage or interruption from earthquakes, hurricanes, floods, fires, cybersecurity attacks, terrorist attacks, power losses, telecommunications failures and similar events. In the event that our or any third-party provider’s systems or service abilities are hindered by any of the events discussed above, our ability to operate may be impaired and our business could be adversely affected. A decision to close facilities without adequate notice or other unanticipated problems could adversely impact our operations. Any of the aforementioned risks may be augmented if our or any third-party provider’s business continuity and disaster recovery plans prove to be inadequate. Our data center, third-party cloud, and managed service provider infrastructure also could be subject to break-ins, cyberattacks, sabotage, intentional acts of vandalism and other misconduct from a spectrum of actors ranging in sophistication from threats common to most industries to more advanced and persistent, highly organized adversaries. Any security breach, including personal data breaches, or incident, including cybersecurity incidents, that we experience could result in unauthorized access to, misuse of or unauthorized acquisition of our internal sensitive corporate data, such as financial data, intellectual property, or data related to contracts with commercial or government customers or partners. Such unauthorized access, misuse, acquisition, or modification of sensitive data may result in data loss, corruption or alteration, interruptions in our operations or damage to our computer hardware or systems or those of our customers. Moreover, negative publicity arising from these types of disruptions could damage our reputation. Furthermore, a security event that involves classified or other sensitive government information or certain controlled technical information, could subject us to civil or criminal penalties and could result in loss of government security clearances and other accreditations, loss of our government contracts, loss of access to classified information, loss of export privileges or debarment as a government contractor. The risk that these types of events could seriously harm our business is likely to increase as we expand the number of services we offer as well as increase the number of customers and the countries within which we do business.
We have implemented multiple layers of security measures designed to protect the confidentiality, integrity, availability and privacy of our data and the systems and devices that store and transmit such data. We utilize current security technologies, and our defenses are monitored and routinely tested internally. Despite these efforts, threats from malicious persons and groups, new vulnerabilities and new, advanced attacks against information systems create the risk of cybersecurity incidents. These incidents can include, but are not limited to, gaining unauthorized access to digital systems for purposes of misappropriating assets or sensitive information, corrupting data, or causing operational disruption. Because the techniques used to obtain unauthorized access, disable or degrade service, or sabotage systems change frequently and may not immediately produce signs of intrusion, we may be unable to anticipate these incidents or techniques, timely discover them, or implement adequate preventative measures.
In connection with the COVID-19 pandemic, and the related increase in work-from-home arrangements, there has been a spike in cybersecurity attacks as work-from-home measures that has led businesses to increase reliance on virtual environments and communications systems, which have been subject to increasing third-party vulnerabilities and security risks. Cyber attacks have become more sophisticated and much harder to detect and defend against. Our network and storage applications may be vulnerable to cyber attack, malicious intrusion, malfeasance, attacks by foreign governments and state-sponsored actors, loss of data privacy or other significant disruption and may be subject to unauthorized access by hackers, employees, consultants or other service providers. In addition, hardware, software or applications we develop or procure from third parties may contain defects in design or manufacture or other problems that could unexpectedly compromise information security. Unauthorized parties may also attempt to gain access to our systems or facilities through fraud, trickery or other forms of deceiving our employees, contractors and temporary staff. As cyber threats continue to evolve, we may be required to expend significant additional resources to continue to modify or enhance our protective measures or to investigate and remediate any cybersecurity vulnerabilities. We expect to maintain cyber liability insurance policies covering certain security and privacy damages. However, we do not currently have a policy and even if a policy is purchased, we cannot be certain that our coverage will be adequate for liabilities actually incurred or that insurance will continue to be available to us on economically reasonable terms, or at all.
Additionally, as a result of the intensification of cybersecurity attacks during periods of geopolitical conflict, such as the ongoing conflict in Ukraine and associated activities in Ukraine and Russia, the volume and sophistication of attempted cybersecurity attacks has increased throughout the world. We believe those risks may be particularly heightened for us and other providers of geospatial intelligence and that we face heightened risk of cyber attacks on our infrastructure, systems and operations in connection with the conflict in Ukraine. The risk of cyberattack on us may be higher than that on our competitors due to our commitment to providing satellite imagery only to those organizations that will use our imagery for peaceful purposes as stated in our Terms of Use and as we have publicly stated.
Recurrent or prolonged unavailability of our services due to attacks could cause users to cease using our services and materially adversely affect our business, prospects, financial condition and results of operations. We use software which we have developed, which we seek to continually update and improve. Replacing such systems is often time-consuming and expensive and can also be intrusive to daily business operations. Further, we may not always be successful in executing these upgrades and improvements, which may occasionally result in a failure of our systems. We may experience periodic system interruptions from time to time. Any slowdown or failure of our underlying technology infrastructure could harm our business, reputation and ability to execute our business plan, which could materially adversely affect our results of operations. Our disaster recovery plan or those of our third-party providers may be inadequate.
Our technologies contain “open source” software, and any failure to comply with the terms of one or more of these open-source licenses could negatively affect our business.
We utilize open-source software licensed from third parties on a limited basis. We primarily use this software in limited cases such as in connection with satellite testing. Some of these licenses contain requirements that we make available source code for modifications or derivative works we create based upon the open-source software, and that we license these modifications or derivative works under the terms of a particular open-source license or other license granting third-parties certain rights of further use. In addition to risks related to license requirements, use of open-source software can lead to greater risks than use of third-party commercial software, as open-source licensors generally do not provide updates, warranties, support, indemnities, assurances of title, or controls on origin of the software. Likewise, some open-source projects have known security and other vulnerabilities and architectural instabilities, or are otherwise subject to security attacks due to their wide availability, and are provided on an “as-is” basis. If we were found to have inappropriately used open-source software, we may be required to take certain remedial actions that may divert resources away from our development efforts, any of which could adversely affect our business, financial condition, results of operations, and growth prospects. In addition, if the open-source software we use is no longer maintained by the relevant developer or open-source community, then it may be more difficult to make the necessary revisions to our software, including modifications to address security vulnerabilities, which could impact our ability to mitigate cybersecurity risks or fulfill our contractual obligations to our customers. We may also face claims from others seeking to enforce the terms of an open-source license, including by demanding release under certain open-source licenses of the open-source software, derivative works or our proprietary source code that was developed using such software. Such claims, with or without merit, could result in litigation, could be time-consuming and expensive to settle or litigate, could divert our management’s attention and other resources, could require us to lease some of our proprietary code, or could require us to devote additional R&D resources to modify our technologies, any of which could adversely affect our business.
General Business Risks
The global COVID-19 outbreak has affected our business and operations, and the full extent to which a resurgence of COVID-19 or spread of new infectious diseases will affect us will depend on future developments that are highly uncertain and cannot be accurately predicted.
In light of the uncertain and continually evolving situation relating to the spread of COVID-19 and the emergence of new variants, we have taken and will continue to take precautionary measures intended to minimize the risk of the virus to our employees, customers, and the communities in which we operate, which may negatively impact our business.
COVID-19 has had a negative impact on certain of our operations, supply chain, vendors, transportation networks and customers. The COVID-19 outbreak is a widespread public health crisis that is adversely affecting economies and financial markets globally. The progression of this pandemic could negatively impact our business or results of operations through the temporary or extended closure of our operating locations or those of our suppliers. In addition, there may be changes in our potential customers’ priorities and practices, as they confront competing budget priorities and limited resources. These changes may impact current and future programs, customer priorities, government payments, and other practices, procurements, and funding decisions. We continue to closely monitor the impact of the COVID-19 pandemic on all aspects of our business and geographies, including how it has and will impact our customers, employees, suppliers, vendors, and business partners.

The extent to which any pandemic impacts our business going forward will depend on factors such as the duration and scope of infections, governmental, business, and individuals’ actions in response to the health crisis, and the impact on global supply chains and economic activity including the possibility of financial market instability or recession. How a resurgence of COVID-19 or other potential global pandemics will affect us will depend on future developments that are highly uncertain and cannot be accurately predicted. To the extent COVID-19 or other widespread outbreaks of infectious disease adversely affects our business operations, liquidity and financial results, it may also have the effect of heightening many of the other risks described in this “Risk Factors” section.
We rely on the significant experience and specialized expertise of our senior management, engineering, sales and operational staff and must retain and attract qualified and highly skilled personnel in order to grow our business successfully. If we are unable to build, expand, and deploy additional management, engineering, sales and operational staff in a timely manner, or if we are unable to hire, retain, train, and motivate such personnel, our growth and long-term success could be adversely impacted.
Our performance is substantially dependent on the continued services and performance of our senior management and our highly qualified team of engineers and data scientists, many of whom have numerous years of experience and specialized expertise in our business and industry. Competition for hiring these employees is intense, especially regarding engineers and data scientists with specialized skills required for our business, and we may be unable to hire and retain enough engineers and data scientists to implement our growth strategy. Maintaining a positive, diverse, and inclusive culture and work environment, offering attractive compensation, benefits and development opportunities, and effectively implementing processes and technology that enable our employees to work effectively are important to our ability to attract and retain employees. If we are not successful in hiring and retaining highly qualified engineers, data scientists and other skilled personnel, we may not be able to extend or maintain our engineering and data science expertise, and our future product development efforts could be adversely affected.
Our future success also depends on the successful execution of our strategy to increase sales to customers, identify and engage new customers, and penetrate the U.S. market and new non-U.S. markets, which will depend on, among other things, our ability to build and expand our sales organization and operations. Identifying, recruiting, training, and managing qualified sales personnel requires significant time, expense, and attention, including from our senior management and other key personnel, which could adversely impact our business, financial condition, and results of operations.
In addition, our failure to implement adequate succession plans for key executives or the failure of key employees to successfully transition into new roles, for example, as a result of organizational changes and attrition, could have an adverse effect on our businesses and operating results. The unexpected or abrupt departure of one or more of our key personnel and the failure to effect smooth key personnel transitions may have an adverse effect on our businesses resulting from the loss of such personnel’s skills, knowledge of our businesses, and years of industry experience. If we cannot effectively manage leadership transitions and management changes in the future, our reputation and future business prospects could be adversely affected.
We may become involved in litigation that may materially adversely affect us.
From time to time, we may become involved in various legal proceedings relating to matters incidental to the ordinary course of our business, including intellectual property, commercial, employment, class action, whistleblower and other litigation and claims, and governmental and other regulatory investigations and proceedings. Such matters can be time-consuming, divert management’s attention and resources, cause us to incur significant expenses or liability or require us to change our business practices. Because of the potential risks, expenses and uncertainties of litigation, we may, from time to time, settle disputes, even where we believe that we have meritorious claims or defenses. Because litigation is inherently unpredictable, we cannot give any assurance that the results of any of these actions will not have a material adverse effect on our business.
Risk Related to being a Public Company
We have incurred and will continue to incur significant expenses and administrative burdens as a public company, which could have an adverse effect on our business, financial condition, and results of operations.
We face a significant increase in insurance, legal, accounting, administrative and other costs and expenses as a public company that we did not incur as a private company. The Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), including the requirements of Section 404 thereof, as well as rules and regulations subsequently implemented by the SEC, the securities exchanges, the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (the “Dodd-Frank Act”) and the rules and regulations promulgated and to be promulgated thereunder, and the Public Company Accounting Oversight Board ("PCAOB"), together impose additional reporting and other obligations on public companies. Compliance with public company requirements increases costs and make certain activities more time-consuming. A number of those requirements require us to carry out activities we have not done previously. For example, we have created an audit and finance committee, and adopted new internal controls and disclosure controls and procedures. In addition, we have incurred and will continue to incur additional expenses associated with SEC reporting requirements to which we are subject. Furthermore, if any issues in complying with those requirements are identified (for example, if the auditors identify a material weakness or significant deficiency in our internal controls over financial reporting), we could incur additional costs rectifying those issues, and the existence of those issues could adversely affect our reputation or investor perceptions of us. Being a public company could make it more difficult or costly for us to obtain certain types of insurance, including director and officer liability insurance, and we may be forced to accept reduced policy limits and coverage with increased self-retention risk or incur substantially higher costs to obtain the same or similar coverage. Being a public company could also make it more difficult and expensive for us to attract and retain qualified persons to serve on the Board, Board committees or as executive officers. Furthermore, if we are unable to satisfy our obligations as a public company, we could be subject to delisting of our Class A ordinary shares or our Public Warrants, fines, sanctions and other regulatory action and potentially civil litigation.
The additional reporting and other obligations imposed by various rules and regulations applicable to public companies will increase our legal and financial compliance costs and the costs of related legal, accounting and administrative activities. These increased costs will require us to divert a significant amount of money and other resources that could otherwise be used to expand the business and achieve strategic objectives. Advocacy efforts by stockholders and third parties may also prompt additional changes in governance and reporting requirements, which could further increase costs.
Our historical financial results may not be indicative of what our actual financial position or results of operations would have been if we were a public company during all periods presented.
Our historical financial results included in this Report do not reflect the financial condition, results of operations or cash flows we would have achieved as a public company during all periods presented or those that we will achieve in the future. Our financial condition and future results of operations could be materially different from amounts reflected in our historical financial statements included elsewhere in this Report, so it may be difficult for investors to compare our future results to historical results or to evaluate our relative performance or trends in our business.

As a privately held company, we were not required to comply with many corporate governance and financial reporting practices and policies required of a publicly traded company. As a result of the Merger, we are a public company with significant operations, and as such (and particularly after we are no longer an “emerging growth company” or if we lose “foreign private issuer” status), we face increased legal, accounting, administrative and other costs and expenses as a public company that we did not incur as a private company. The Sarbanes-Oxley Act, including the requirements of Section 404 thereof, as well as rules and regulations implemented by the PCAOB, the SEC and the securities exchanges, impose additional reporting and other obligations on public companies. Compliance with public company requirements will increase costs and make certain activities more time-consuming. A number of those requirements require us to carry out activities we have not done previously. In addition, we have incurred and will continue to incur expenses associated with SEC reporting requirements. Further, if any issues in complying with those requirements are identified (for example, if the auditors identify a significant deficiency or additional material weaknesses in the internal control over financial reporting), we could incur additional costs to rectify those issues, and the existence of those issues could adversely affect our reputation or investor perceptions of us. In addition, we have purchased director and officer liability insurance, which has substantial additional premiums. Advocacy efforts by stockholders and third parties may also prompt additional changes in governance and reporting requirements, which could further increase associated costs. The additional reporting and other obligations associated with being a public company will increase legal and financial compliance costs and the costs of related legal, accounting and administrative activities.
The ability of management to operate the business successfully is largely dependent upon the efforts of certain of our key personnel. The loss of such key personnel could negatively impact our operations and financial results.
Our future performance depends, in significant part, upon the continued service of our senior management team and other key employees. We cannot be certain that we can retain these employees. The loss of services of one or more of these or other key personnel could have a material adverse effect on our business, operating results, and financial condition if we are unable to secure replacement personnel, either internally or through our recruitment programs and initiatives to secure replacement personnel that have sufficient experience in our industry or in the management of businesses similar to ours. If we fail to develop, compensate, and retain a core group of senior management and other key employees and address issues of succession planning, it could hinder our ability to execute our business strategies.
Risks Related to Our Common Stock and Warrants
The dual class structure of our common stock has the effect of concentrating voting control with certain of our stockholders and limiting our other stockholders’ ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of Class A ordinary shares may view as beneficial.
The Class B ordinary shares have a number of votes per share to equal the number of votes controlled by the Liberty Investor, while Class A ordinary shares have one (1) vote per share. Our founder and Chief Executive Officer, Emiliano Kargieman, owns 13,582,642 Class B ordinary shares (which are entitled to 1.472467906 votes per share), granting him 100% of the voting power of the Class B ordinary shares and 20.9% of the voting power of our common stock as of April 17, 2023. This concentrated control may have the effect of delaying, preventing or deterring a change in control of Satellogic, could deprive our stockholders of an opportunity to receive a premium for their capital stock as part of a sale of Satellogic, and might ultimately affect the market price of our Class A ordinary shares. In addition, on March 8, 2023, pursuant to the Liberty Letter Agreement, and following the forfeiture of a certain number of Class B shares in connection with the Forfeiture Event under the Merger Agreement as described below, we approved an amendment to our Company Governing Documents (filed as Exhibit 1.1 hereto), pursuant to which the number of votes per Class B ordinary share was increased from 1.463844005 to 1.472467906 in order to make the aggregate number of votes attributable to holders of Class B ordinary shares equal to the aggregate number of votes attributable to the Liberty Shares. This amendment had the impact of reinforcing the voting power and control of Mr. Kargieman, and may result in the continuation of the aforementioned risks to stockholders.
We cannot predict whether the dual class structure of our common stock will result in a lower or more volatile market price of our Class A ordinary shares or in adverse publicity or other adverse consequences. For example, certain index providers have announced restrictions on including companies with multiple class share structures in certain of their indexes. S&P, Dow Jones and FTSE Russell have announced changes to their eligibility criteria for inclusion of shares of public companies on certain indices, including the S&P 500, pursuant to which companies with multiple classes of shares of common stock are excluded. In addition, several stockholder advisory firms have announced their opposition to the use of multiple class structures. As a result, the dual class structure of our common stock may cause stockholder advisory firms to publish negative commentary about our corporate governance practices or otherwise seek to cause us to change our capital structure. Any such exclusion from indices or any actions or publications by stockholder advisory firms critical of our corporate governance practices or capital structure could adversely affect the value and trading market of our Class A ordinary shares.
We do not expect to declare any dividends in the foreseeable future.
We do not anticipate declaring any cash dividends to holders of common stock in the foreseeable future. Consequently, investors may need to rely on sales of their shares after price appreciation, which may never occur, as the only way to realize any future gains on their investment.
If securities or industry analysts do not publish or cease publishing research or reports about us, our business, or our market, or if they adversely change their recommendations regarding our securities, the price and trading volume of our securities could decline.
The trading market for our securities may be influenced by the research and reports that industry or securities analysts may publish about us or our business, market, or competitors. Securities and industry analysts do not currently, and may never, publish research on us. If no securities or industry analysts commence coverage of us, our share price and trading volume would likely be negatively impacted. If any of the analysts who may cover us change their recommendation regarding our common stock adversely, or provide more favorable relative recommendations about our competitors, the price of our common stock would likely decline. If any analyst who may cover us were to cease such coverage or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause our share price or trading volume to decline.
Following a forfeiture event under the Merger Agreement, certain holders of our Class A ordinary shares may be issued additional Class A ordinary shares if the trading price of the Class A ordinary shares then meets certain earn-out thresholds. Such issuance would dilute existing holders.

Pursuant to the Merger Agreement, certain of our stockholders forfeited for cancellation an aggregate of 310,127 Class A ordinary shares on May 12, 2022, and an equal number of Class A ordinary shares were issued to certain other of our stockholders (the “Forfeiture Event”). However, pursuant to the Merger Agreement, following the Forfeiture Event, if at any time during the five year period following the Closing Date, the closing price of the Class A ordinary shares is at or above $15.00 for ten (10) trading days (which need not be consecutive) over a twenty (20) trading day period, the stockholders who had forfeited shares in the Forfeiture Event will then receive a number of newly issued Class A ordinary shares equal to the number of shares that they had previously forfeited, or 310,127 Class A ordinary shares.

There can be no assurance that our Class A ordinary shares or the Warrants will remain listed on Nasdaq, or that we will be able to comply with the continued listing standards of Nasdaq.
If Nasdaq chooses to delist us for failure to meet their listing standards, we and our stockholders could face significant material adverse consequences, including:
•a limited availability of market quotations for our securities;
•reduced liquidity for our securities;
•a determination that our Class A ordinary shares are a “penny stock”, which will require brokers trading in our Class A ordinary shares to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for our securities;
•a limited amount or absence of news and analyst coverage; and
•a decreased ability to issue additional securities or obtain additional financing in the future.
Failure to maintain effective internal controls over financial reporting could have a material adverse effect on our business, operating results and stock price.
The standards required for a public company under Section 404(a) of the Sarbanes-Oxley Act are significantly more stringent than those previously required of us as a privately held company. Management may not be able to effectively and timely implement controls and procedures that adequately respond to the increased regulatory compliance and reporting requirements that are now applicable to us. If we are not able to implement the additional requirements of Section 404(a) of the Sarbanes-Oxley Act in a timely manner or fail to adequately comply with those requirements, we may not be able to assess whether our internal controls over financial reporting are effective, which may subject us to adverse regulatory consequences and could harm investor confidence and the market price of our Class A ordinary shares.
Our independent registered public accounting firm is not required to report on the effectiveness of our internal control over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act until we file our first Form 20-F following the date on which we cease to qualify as an “emerging growth company,” which may be up to five full fiscal years following the date of the first sale of common equity securities pursuant to an effective registration statement. If such an evaluation were performed, control deficiencies could be identified by our management, and those control deficiencies could also represent one or more material weaknesses. In addition, we cannot predict the outcome of this determination and whether we will need to implement remedial actions in order to implement effective control over financial reporting. If in subsequent years we are unable to assert that our internal control over financial reporting is effective, or if our auditors express an opinion that our internal control over financial reporting is ineffective, we may fail to meet the future reporting obligations in a timely and reliable manner and our financial statements may contain material misstatements. Any such failure could also cause our investors to lose confidence in the accuracy and completeness of our financial reports, which could have a materially adverse effect on the price of our securities.
We are an “emerging growth company” and, as a result of the reduced disclosure and governance requirements applicable to emerging growth companies, our Class A ordinary shares may be less attractive to investors.
We are an “emerging growth company” as defined in Section 2(a)(19) of the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012 (“JOBS Act”), and we are taking advantage of some of the exemptions from reporting requirements that are available to emerging growth companies, including not being required to comply with the auditor attestation requirements in the assessment of our internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act.
We may take advantage of these reporting exemptions until we are no longer an emerging growth company. We will remain an emerging growth company until the earlier of (1) the last day of the fiscal year (a) following the fifth anniversary of the date of the first sale of common equity securities pursuant to an effective registration statement, (b) in which we have total annual gross revenue of at least $1.235 billion, or (c) in which we are deemed to be a large accelerated filer, which means the market value of our Class A ordinary shares that are held by non-affiliates exceeds $700 million as of the prior June 30th, or (2) the date on which we have issued more than $1.0 billion in non-convertible debt during the prior three-year period.
We cannot predict if investors will find our Class A ordinary shares less attractive because we do and will rely on the accommodations and exemptions available to emerging growth companies. If some investors find our Class A ordinary shares less attractive as a result, there may be a less active trading market for our Class A ordinary shares and our share price may be more volatile.
Risks Relating to Investment in a BVI Company and Our Status as a Foreign Private Issuer
Because we are incorporated under the laws of the BVI, it may be more difficult for our shareholders to protect their rights than it would if they were stockholders of a corporation incorporated in another jurisdiction.
We are a company incorporated under the laws of the BVI and the majority of our assets are located outside the United States. Furthermore, a number of our directors and a majority of our officers reside outside the United States and a substantial portion of their assets are located outside the United States. As a result, investors may not be able to effect service of process within the United States upon certain of our directors or officers or to enforce against them in U.S. courts judgments predicated upon the civil liability provisions of U.S. federal securities law. Likewise, it may also be difficult for an investor to enforce in U.S. courts judgments obtained against these persons in courts located in jurisdictions outside the United States.
Our corporate affairs are to a large extent governed by our Memorandum and Articles of Association, the BVI Act, and the common law of the BVI. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary responsibilities of our directors to us under BVI law are to a large extent governed by the BVI Act and the common law of the BVI. The common law of the BVI is derived from English common law, and the decisions of the English courts are of persuasive authority but are not binding on a court in BVI. The rights of our shareholders and the fiduciary responsibilities of our directors under BVI law may not be as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the BVI has a less developed body of securities laws as compared to the United States, and some states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law.
In addition, BVI law permits the Board to refuse to permit a shareholder to review, copy or inspect certain documents (including register of directors, register of members or minutes and resolutions of shareholders) if the Board believes it would be contrary to our interests to allow review, copy or inspection. This may make it more difficult for shareholders to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest. Furthermore, while statutory provisions do exist in the BVI law for derivative actions to be brought in certain circumstances, shareholders in BVI companies may not have standing to initiate a shareholder derivative action in a federal court of the United States. The circumstances in which any such action may be brought, and the procedures and defenses that may be available in respect to any such action, may result in the rights of shareholders of a BVI company being more limited than those of shareholders of a company organized in the United States. Accordingly, shareholders may have fewer alternatives available to them if they believe that corporate wrongdoing has occurred.
As a result of all of the above, our public shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of the Board or controlling stockholders than they would as public shareholders of a U.S. company.
Because we are incorporated under the laws of the BVI, it may be more difficult for our shareholders to enforce judgments against us than it would be if they were stockholders of a corporation incorporated in another jurisdiction.
There is no statutory recognition in the BVI of judgments obtained in the United States, although any final and conclusive monetary judgment for a definite sum obtained against us in U.S. federal or state courts would be treated by the BVI courts as a cause of action in itself and may be sued upon as a debt at common law so that no retrial of the issues would be necessary provided that:
•the U.S. court issuing the judgment had jurisdiction in the matter and we either submitted to such jurisdiction or was resident or carrying on business within such jurisdiction and was duly served with process;
•the judgment given by the U.S. court was not in respect of penalties, taxes, fines or similar fiscal or revenue obligations;
•in obtaining judgment there was no fraud on the part of the person in whose favor judgment was given or on the part of the U.S. court;
•recognition or enforcement of the judgment in the BVI would not be contrary to public policy; and
•the proceedings pursuant to which the judgment was obtained were not contrary to natural justice.
BVI courts are also unlikely to:
•recognize or enforce judgments against us of U.S. courts based on certain civil liability provisions of U.S. securities laws; and
•impose liabilities against us in original actions brought in the BVI, based on certain civil liability provisions of U.S. securities laws that are penal in nature.
There are grounds upon which a BVI court may not enforce the judgments of U.S. courts and some remedies available under the laws of U.S. jurisdictions, including some remedies available under U.S. federal securities laws, may not be permitted under the BVI courts as contrary to public policy in the BVI. Furthermore, no claim may be brought in the BVI by or against us or our directors and officers in the first instance for violation of U.S. federal securities laws because these laws have no extraterritorial application under BVI law and do not have force of law in the BVI. A BVI court, however, may impose civil liability, including the possibility of monetary damages, on us or our directors and officers if the facts alleged in a complaint constitute or give rise to a cause of action under BVI law.

The rights of our shareholders are not as extensive as those rights of stockholders of U.S. corporations.
The rights of our shareholders are governed by our Company Governing Documents as interpreted in accordance with the laws of the BVI. Where any provision of any contractual arrangement between a shareholder and us or any third party is inconsistent with the provisions of our Company Governing Documents, the shareholder may be unable to claim certain remedies, including specific performance, for our actual or alleged breach of such provision. In addition, principles of BVI corporate law relating to such matters as the validity of a company’s procedures, the fiduciary duties of management and the rights of a company’s shareholders may differ from those that would apply if we were incorporated in a jurisdiction within the United States. Under U.S. law, majority and controlling stockholders generally have certain “fiduciary” responsibilities to the minority stockholders. A U.S. stockholder action must be taken in good faith. Also, actions by controlling stockholders in a U.S. jurisdiction and executive compensation that is obviously unreasonable may be declared null and void. In addition, in the United States, directors generally owe a fiduciary duty to the corporation and its stockholders, including a duty of care, pursuant to which directors must properly apprise themselves of all reasonably available information, and a duty of loyalty, pursuant to which they must protect the interests of the corporation and refrain from conduct that injures the corporation or its stockholders, that deprives the corporation or its stockholders of any profit or advantage or that allows the directors to take advantage of a corporate opportunity for their own benefit. Many U.S. jurisdictions have enacted various statutory provisions which permit the monetary liability of directors to be eliminated or limited. Under BVI law, liability of a director of a company to the company is primarily limited to the duties set out in the memorandum and articles of association, the BVI Act, and the common law of the BVI, as well as additional liability that can arise upon the insolvency of the company.
Further, BVI law may not protect the interests of minority shareholders in BVI corporations to the extent that U.S. laws protect minority stockholders in U.S. corporations. Our shareholders may have difficulty in protecting their interests in the face of actions by the Board and may have more limited rights than they might have as shareholders of a company incorporated in many U.S. jurisdictions.
As a foreign private issuer, we are exempt from a number of U.S. securities laws and rules promulgated thereunder and are permitted to publicly disclose less information than U.S. public companies must. This may limit the information available to holders of our Class A ordinary shares.
We qualify as a “foreign private issuer,” as defined in the SEC’s rules and regulations. Consequently, we are not subject to all of the disclosure requirements applicable to public companies organized within the United States. For example, we are exempt from certain rules under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), that regulate disclosure obligations and procedural requirements related to the solicitation of proxies, consents or authorizations applicable to a security registered under the Exchange Act. In addition, our officers and directors are exempt from the reporting and “short-swing” profit recovery provisions of Section 16 of the Exchange Act and related rules with respect to their purchases and sales of our securities. For example, some of our key executives may sell a significant amount of common stock and such sales will not be required to be disclosed as promptly as such sales would need to be disclosed by a public company organized within the United States. Accordingly, once such sales are eventually disclosed, the price of our Class A ordinary shares may significantly decline. Moreover, we are not required to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. public companies. We are also not subject to Regulation FD under the Exchange Act, which would prohibit us from selectively disclosing material nonpublic information to certain persons without concurrently making a widespread public disclosure of such information. Accordingly, there may be less publicly available information concerning us than there is for U.S. public companies.
As a foreign private issuer, we will file an annual report on Form 20-F within four months of the close of each fiscal year ended December 31 and furnish reports on Form 6-K relating to certain material events promptly after we publicly announce these events. However, because of the above exemptions for foreign private issuers, which we intend to rely on, our stockholders will not be afforded the same information generally available to investors holding shares in public companies that are not foreign private issuers. The determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter, and, accordingly, the next determination will be made with respect to our foreign private issuer status on June 30, 2023.
In the future, we could lose our foreign private issuer status if a majority of shares of our common stock is held by residents in the United States and we fail to meet any one of the additional “business contacts” requirements. Although we intend to follow certain practices that are consistent with U.S. regulatory provisions applicable to U.S. companies, our loss of foreign private issuer status would make such provisions mandatory. If we are deemed a U.S. domestic issuer, the regulatory and compliance costs to us under U.S. securities laws may be significantly higher. If we are not a foreign private issuer, we will be required to file periodic reports and prospectuses with the SEC on U.S. domestic issuer forms, which are more detailed and extensive than the forms available to a foreign private issuer, and we would not be entitled to the exemptions discussed above. We also may be required to modify certain of our policies to comply with good governance practices associated with U.S. domestic issuers. Such conversion and modifications may involve additional costs.
In addition, we may lose our ability to rely upon exemptions from certain corporate governance requirements of Nasdaq that are available to foreign private issuers. For example, Nasdaq’s corporate governance rules require listed companies to have, among other things, a majority of independent board members and independent director oversight of executive compensation, nomination of directors, and corporate governance matters. Nasdaq rules also require stockholder approval of certain share issuances, including approval of equity compensation plans. As a foreign private issuer, we are permitted to follow home country practice in lieu of the above requirements. As long as we rely on the foreign private issuer exemption from certain of Nasdaq’s corporate governance standards, a majority of the directors on the Board are not required to be independent directors, we are not required to have a compensation committee, we are not required to have a nominating and corporate governance committee composed entirely of independent directors and we are not required to obtain stockholder approval of equity incentive plans. So long as we take advantage of these foreign private issuer exemptions, our stockholders will not have the same protections afforded to stockholders of companies that are subject to all the Nasdaq corporate governance standards. If we lose our foreign private issuer status and fail to comply with U.S. securities laws applicable to U.S. domestic issuers, we may have to delist from Nasdaq and could be subject to investigation by the SEC, Nasdaq and other regulators, among other materially adverse consequences.
Risks Related to U.S. Federal Income Taxation
If we are a passive foreign investment company for U.S. federal income tax purposes for any taxable year, U.S. holders of our Class A ordinary shares or Warrants to acquire our Class A ordinary shares could be subject to adverse U.S. federal income tax consequences.
If we are or become a “passive foreign investment company,” or a PFIC, within the meaning of Section 1297 of the Code for any taxable year during which a U.S. holder (as defined under “Item 10. Additional Information—E. Taxation—U.S. Federal Income Taxation”) hold our Class A ordinary shares or Warrants to acquire our Class A ordinary shares, certain adverse U.S. federal income tax consequences may apply to such U.S. holder. A non-U.S. corporation, such as us, will be classified as a PFIC for U.S. federal income tax purposes for any taxable year in which, after applying certain look-through rules, either (i) 75% or more of our gross income for such year consists of certain types of “passive” income or (ii) 50% or more of the value of our assets (determined on the basis of a quarterly average) during such year produce or are held for the production of passive income. Passive income generally includes dividends, interest, royalties, rents, annuities, net gains from the sale or exchange of property producing such income and net foreign currency gains. PFIC status depends on the composition of a company’s income and assets and the fair market value of such assets from time to time, as well as on the application of complex statutory and regulatory rules that are subject to potentially varying or changing interpretations.
Within 120 days after the end of each of our taxable years for which we reasonably believe that we may be a PFIC, we will determine our PFIC status and the PFIC status of each of our non-U.S. subsidiaries, if applicable, and make those statuses available to our stockholders. If we determine that we were, or could reasonably be deemed to have been, a PFIC for any taxable year, we will use commercially reasonable efforts to provide, and cause our non-U.S. subsidiaries that are PFICs to provide, U.S. holders with tax information necessary to enable a U.S. holder to make a qualified electing fund, or QEF, election with respect to us and our non-U.S. subsidiaries, including a PFIC Annual Information Statement. Our obligation to determine our PFIC status and the PFIC status of each of our non-U.S. subsidiaries, and our obligation to provide tax information, will last until the later of (a) five years after the end of our current taxable year, or (b) such time as we have reasonably determined that we are not a PFIC for three (3) consecutive taxable years. After such period, we currently intend to continue to determine our PFIC status and the PFIC status of each of our non-U.S. subsidiaries, and to provide the necessary information described above (including a PFIC Annual Information Statement), but there can be no assurance that we will in fact make those determinations or provide the necessary information.
If we are treated as a PFIC in any taxable year in which a U.S. holder holds our Class A ordinary shares or Warrants to acquire our Class A ordinary shares, the U.S. holder may be subject to adverse U.S. federal income tax consequences, such as taxation at the highest marginal ordinary income tax rates on capital gains and on certain actual or deemed distributions, interest charges on certain taxes treated as deferred, and additional reporting requirements. See “Item 10. Additional Information—E. Taxation—U.S. Federal Income Taxation—U.S. Holders—Passive Foreign Investment Company Rules.” U.S. holders of our Class A ordinary shares and Warrants to acquire our Class A ordinary shares should consult with their tax advisors regarding the potential application of these rules.

ITEM 4.    INFORMATION ON THE COMPANY
A.    History and Development of the Company
We were incorporated under the laws of the BVI on June 29, 2021, solely for the purpose of effectuating the Merger, which was consummated on January 25, 2022. See “Merger Transaction” below for further details of the Merger. We own no material assets other than our interests in Nettar and do not operate any business other than through Nettar, our wholly owned subsidiary. Nettar is a BVI business company incorporated in the BVI as a company limited by share. See Item 5 “Operating and Financial Review and Prospects” for a discussion of Nettar’s principal capital expenditures for the years ended December 31, 2022 and 2021. Except for the construction of the high-throughput plant in the Netherlands, the timing of which is currently uncertain, and except for capital expenditures in the ordinary course of business, there are no other material capital expenditures or divestitures currently in progress as of the date of this Report.
Nettar is the holding company of the Satellogic Group prior to the Merger and was incorporated on October 7, 2014, under the laws of the BVI as an International Business Company.

The mailing address of our principal executive office is Ruta 8 Km 17,500, Edificio 300 Oficina 324 Zonamérica Montevideo, 91600, Uruguay and our telephone number is 00-598-25182302. Our registered office in the BVI is: c/o Maples Corporate Services (BVI) Limited, Kingston Chambers, PO Box 173, Road Town, Tortola, VG1110, British Virgin Islands. Our registered agent in the BVI is Maples Corporate Services (BVI) Limited. Our principal website address is www.satellogic.com. The information contained on, or accessible through, our website is not incorporated by reference into this Report, and you should not consider it a part of this Report.

Our strategy historically consisted of two unique business lines: Asset Monitoring and Constellation-as-a-Service (“CaaS”). Our Asset Monitoring business involves both government and commercial customers tasking our satellites around the world with monitoring assets and keeping up with their changing reality. Our CaaS business offers governments around the world the ability to control satellites on top of specific areas of interest. In 2022, we established a new business line, Space Systems, which involves satellite sales and support, to meet the needs of customers interested in our technology and capability that also have a need or desire to own the satellites being utilized to collect data.
On May 6, 2022, we entered into an Investment Agreement with Officina Stellare S.p.A. (“OS”), a company engaged in the design and production of telescopes and opto-mechanical and aerospace instrumentation for ground and space-based applications, to purchase 5% of OS’s outstanding common shares for $3.6 million. Additionally, OS issued 524,715 stock warrants, giving us the right to convert each warrant into a single common share over a period of up to 36 months. Emiliano Kargieman, our Chief Executive Officer, was appointed to the OS board of directors. The investment was completed on September 30, 2022. OS is also a supplier of telescopes to the Company.

In January 2021, we signed a Rideshare Multi-Launch Agreement with SpaceX, our preferred rideshare launch provider, and in April 2022, we secured launch capacity for our next 68 launches with SpaceX via the SpaceX Agreement, and we continue to work with SpaceX to schedule upcoming satellite launches.

We are subject to certain of the informational filing requirements of the Exchange Act. Since we are a “foreign private issuer,” our officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions contained in Section 16 of the Exchange Act with respect to their purchase and sale of our Class A ordinary shares. In addition, we are not required to file reports and financial statements with the SEC as frequently or as promptly as U.S. public companies whose securities are registered under the Exchange Act. However, we are required to file with the SEC an Annual Report on Form 20-F containing financial statements audited by an independent accounting firm. The SEC also maintains a website at http://www.sec.gov that contains reports and other information that we file with or furnish electronically to the SEC.
Merger Transaction

On January 25, 2022 (the “Closing Date”), Satellogic Inc. (“Satellogic”), a BVI business company incorporated in the BVI as a company limited by shares, consummated the transactions contemplated by the Agreement and Plan of Merger dated as of July 5, 2021 (the “Merger Agreement” ), by and among Satellogic, CF V, a Delaware corporation, now known as “Satellogic V Inc., Ganymede Merger Sub 1 Inc., a BVI business company incorporated in the BVI as a company limited by shares and a direct wholly owned subsidiary of Satellogic, Ganymede Merger Sub 2 Inc., a Delaware corporation and a direct wholly owned subsidiary of Satellogic.

The Merger resulted in cash proceeds of $168 million, after transaction expenses and debt repayment, through the contribution of cash held in CF V’s trust account, net of redemptions by CF V’s public stockholders, and a concurrent PIPE offering led by SoftBank’s SBLA Advisers Corp. and CF&Co., among other institutional investors, together with the Liberty Investment. See Note 4 (Reverse Recapitalization) to the Consolidated Financial Statements for additional details.
On January 26, 2022, Satellogic’s Class A ordinary shares began trading on Nasdaq under the ticker symbol "SATL" and our warrants began trading on Nasdaq under the ticker symbol "SATLW".
B.    Business Overview
Company Overview
Our predecessor in interest was founded in 2010 and we were founded in 2014 to help solve some of the greatest challenges of our time: resource utilization and distribution. From tradeoffs between food, energy and water supplies, to monitoring the impact of natural disasters, global health and humanitarian crises in the midst of a looming climate emergency, access to a continually refreshed source of global, high-quality data is critical to confronting some of the world’s most crucial issues. We are committed to creating a fully automated and searchable earth observation (“EO”) catalog, and we believe we are uniquely positioned to provide the data that is critical to better inform decision-making aimed at addressing these challenges.
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
We have created a highly scalable, vertically integrated and competitive operating model. We design the core components that go into developing and manufacturing our satellites to be mission specific. We manufacture many of our components, but we also partner with third parties to manufacture certain other components to our design specifications. We assemble, integrate and test the components and satellites in our facilities. This vertical integration provides a significant cost advantage, enabling us to produce and launch satellites for less than one-tenth the cost of our competitors on average. Additionally, we own all our key intellectual property, and our patented technology allows us to capture approximately 10x more imagery than our competitors on average. Taken together, we are achieving over 60x better unit economics than our closest peers in the NewSpace sector and more than 100x better unit economics than legacy competitors. Additionally, we are well-positioned to compete effectively in the existing EO market that is currently supply-constrained and consists primarily of government and D&I customers. At December 31, 2022, we had 26 commercial satellites in orbit, which has increased to 34 as of the date of this report as a result of the successful launches of four additional satellites on January 2, 2023 and April 14, 2023, respectively. Of our 34 satellites in orbit as of the date of this report, 29 are presently delivering multispectral imagery and/or hyperspectral imagery, four are in the process of being commissioned and one is used for testing. Over the near term, we will take a measured approach to expanding our constellation, with our long term vision to reach a constellation size of approximately 200 satellites and to have the capability to conduct daily remaps of the entire planet.
Our current strategy is focused along three distinct business lines: Asset Monitoring, CaaS, and Space Systems. These business lines will allow us to serve the existing EO market and begin to democratize access to a host of new EO customers.

We expect that our Asset Monitoring business will represent the most predictable revenue stream, and we anticipate that it will be among the primary drivers of the business going forward. Every day, both government and commercial customers task our satellites around the world to monitor assets and to keep up with their changing reality. D&I customers look at ports, airfields or build-up of military equipment; mining companies monitor the environmental impact of their operations; and insurance companies are interested in building baselines and quickly assessing property damage as it occurs. With the largest available sub-meter capacity, high quality imagery and superior unit economics, we can support a growing number of customers around the world.

Our CaaS business – that we previously referred to as Dedicated Satellite Constellation – offers governments around the world the ability to control satellites on top of specific areas of interest. We expect our CaaS model to become the preferred way to securely operate sovereign, autonomous capacity, complementing and increasingly replacing national EO satellites. We anticipate that our CaaS line of business will provide us with a strong recurring-revenue base in the government and D&I market over time.

In 2022, we established Space Systems, effectively satellite sales and support, to meet the needs of customers interested in our technology and capability that have a need or desire to own the satellites being utilized to capture imagery. As such, Space Systems leverages our ability to quickly build and launch high quality, sub-meter satellites at a low cost, to meet the needs of these customers. We have built a vertically integrated satellite manufacturing capability that is critical in achieving our low-CAPEX cost and ultimately reaching our unit-economic targets for our Asset Monitoring business. Vertical integration enables us to manage our supply chain and navigate recent global supply issues without affecting our satellite launch schedule. Our fast build-to-launch cycles for our satellites can progress from purchase order to commissioning in orbit in as little as eight months.

Currently, our revenue is derived primarily from selling imagery through our Asset Monitoring and CaaS lines of business. There were no revenues in 2020.
Information (in thousands) about our revenue by geography is as follows:

	Year Ended December 31,
	2022	2021
Revenue by geography (1)
Asia Pacific	$1,531	$3,988
North America	3,438	201
Other	1,043	58
Total revenue	$6,012	$4,247
(1)Revenue by geography is based on the geographical location of the customer.

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
Satellites in LEO are, in fact, particularly well-positioned to collect data over the surface of the earth. A satellite will orbit the planet every ninety minutes, and the earth is spinning under it, so a single satellite will eventually remap the entire surface of the earth—adding a constellation of these satellites increases the frequency of remaps.
The existing high-resolution EO satellites, our legacy competitors, are not well-suited to do this because the technology they are utilizing is simply too expensive and the economic use case, we believe, is not viable for broad, commercial application. Our legacy competitors must task their satellites for specific customer demands and price the imagery relative to the cost of the underlying satellite, which is quite expensive. Thus the existing EO market is relatively small and generally limited to governments and D&I customers that can afford to pay the price charged by our competitors.
We operate in the “NewSpace” sector, which refers to the increased commercialization and privatization of the space sector. There are a few NewSpace companies trying to build satellites for imaging at a low cost, but they essentially fall into two categories: they either do not have sufficient resolution or they are forced to effectively trade resolution for capacity. In either case, they are limited in terms of image capture and thereby unable to remap the entire surface of the earth at high resolution with unit economics that are competitive with our own. We believe we have addressed these problems through technology innovation and vertical integration.
Over the long term, we plan to leverage our superior unit economics and put enough satellites in orbit to remap the entire surface of the earth in high-resolution on a daily basis and, in doing so, we expect to completely reshape the business model for high resolution EO as well as a number of adjacent or alternative technologies being utilized today that are considerably less efficient (e.g., drones, helicopters, planes). By remapping the entire world every day, we will be able to deliver our data to customers at near zero marginal cost. This will effectively allow us to price our data based upon the value we create in each customer’s value chain as opposed to the current model whereby the pricing is inextricably linked to the high cost of the satellite. This is what we believe will allow us to expand the market for high resolution EO and tap into an estimated $140 billion market opportunity.

Beyond the EO market opportunity we have also begun to focus on addressing the growing market of satellite manufacturing and sales. This global market opportunity spans across both government and commercial organizations. Within the government segment, the opportunity covers both civil and unclassified defense programs. Research suggests there are approximately 80 countries and approximately 80 commercial organizations with investments into EO related programs. A leading research firm assessed the market value of global satellite manufacturing and sales to be approximately $76 billion between 2021 - 2030.
Competitive Advantage
We believe that we are well-positioned to compete with legacy satellite providers and NewSpace geospatial data providers. Our competitive advantages revolve around unit economics, design and technology, vertically integrated structure, efficient build-to-launch cycle, and high frequency remaps. Key elements of our competitive advantages include the following:
•Superior Unit Economics. With estimated 60 to 120 times better unit economics than our competitors, we plan to put enough satellites in orbit to collect data over the entire surface of the planet continuously, first with weekly and eventually daily remaps, and deliver this data to customers at near zero marginal costs. By delivering data to customers at near zero marginal cost, we expect to be able to price our services based on the value that we create for our customers within their value chain and not on the cost of data acquisition (e.g., satellite cost, launch). This is a critical element of our business model and what we believe to be a paradigm shift in high resolution EO imagery that is made possible by our superior unit economics.
•Superior design and technology. The principal challenge associated with collecting well-exposed, high-resolution imagery from orbit is that the satellite is moving at approximately 27,000 kilometers per hour (or seven kilometers per second). Legacy satellite operators have solved this problem by using a telescope with a very large aperture that allows them to collect well-exposed images that have no blur. These satellites are extremely expensive to build and launch. Conversely, our NewSpace competitors attempt to solve this problem with a small platform relying on a series of methods that will ultimately drive a trade-off between the resolution achieved and the capture capability. This is why our NewSpace competitors are only able to capture approximately one-tenth of data per day per satellite in comparison to our satellites. Our solution to this challenge is centered around our patented and unique camera design that utilizes adaptive optics allowing us to collect approximately 10 times more data from orbit than any of our competitors using a very small aperture. Additionally, our camera design has afforded us the ability to create a compact satellite design resulting in three times lower mass and lower launch costs when compared to one of our NewSpace competitors.
•Vertically integrated. We are a vertically integrated company, and we design our satellites and all of their subsystems, including onboard computers, propulsion system, telescopes, cameras, radios, sensors and actuators. We manufacture many of our components, but we also partner with third parties to manufacture certain other components to our design specifications. We then assemble, integrate and test the components and satellites in our facilities. By designing every core component with our specific mission in mind (as compared to sourcing non-mission specific components built for a wide range of applications as our competitors do), we lower the cost of our materials by a factor of 10x. Our cost to deploy a high-resolution imaging satellite in orbit today, including launch costs, is approximately $1 million compared to our NewSpace competitors’ average cost of approximately $10 million with an average of 10x less capacity.
•Efficient build-to-launch cycle. Our fast build-to-launch cycles allow us to go from a signed contract to a satellite delivered in orbit in less than eight months, a first in this industry. The fast turn-around and the appealing technical characteristics of our satellites paired with their low cost create a valuable alternative for customers looking to increase their in-orbit capacity quickly, or for customers looking to build an inventory of assets to lower response times in the face of emergency.
•High frequency remaps. When we reach weekly remaps, we expect to provide approximately 80% of the global supply of high-resolution imagery in the market at near zero marginal cost, effectively consolidating supply, which will allow us to also consolidate demand on our platform. We believe this will create a significant disincentive for any competitor to build infrastructure to do the same. In addition, we believe that the archive of everything that is happening on the planet on a daily basis, in high resolution, will allow us, our partners and customers to train better artificial intelligence (“AI”) algorithms. By doing so, we expect to serve customers on a larger scale which will allow for the improvement of these algorithms at a faster pace, thereby creating a network effect on the accumulation of archived data that we plan to build in our catalog.

We believe that these characteristics—the near zero marginal cost for data distribution, the consolidation of demand on the network and the network effects on the accumulation of data in our catalog—will uniquely position us to capitalize on the significant total addressable market (“TAM”) opportunities.
Growth Strategies
We plan to democratize access to geospatial data by providing planetary insights at what we believe to be the lowest cost in the industry, which we expect will ultimately drive better decision-making across a broad range of industries. Our growth strategy is driven by the following objectives:
•Leverage expertise in low-cost manufacturing of EO satellites for sale into high-growth government markets across Asia, Africa, Middle East and South America.
•Expand the high resolution EO market and democratize access to data for the commercial market.
•Continue investment in R&D to innovate product offerings and satellite re-design.
•Leverage our modular satellite design, multiple-payload systems, scaled manufacturing and satellite operations to deliver novel data streams and services from orbit.
•Execute strategic acquisitions and partnerships related to new, complimentary or adjacent technologies as well as continued vertical integration within our existing supply chain.
Through our products and service offerings, we intend to derive substantially all of our near-term revenues by providing geospatial intelligence, imagery, satellite sales and related services to governments. In the longer-term, we intend to expand our operations to serve commercial customers in a variety of markets and industries. For additional detail, see Item 4.A “Commercial Platforms”.
Existing high-resolution EO market (Government and D&I)
The receipt of government and D&I contracts is part of our growth strategy. The existing high-resolution EO market is predominantly composed of government and D&I customers. We can serve these customers today with our fleet of 34 satellites currently in orbit which have been brought online since November 2020, of which 29 satellites are currently operational, four of which are in the commissioning stage and one being used for testing. The existing high-resolution EO market is supply-limited as a consequence of global capacity constraints and increasing demand. As a result, we have been successful in building a strong pipeline for the existing EO market. Our pipeline consists of contracts which are in negotiations or early discussions, and we can offer no assurances that such negotiations or discussions will result in a signed contract or any revenue. Many of these customers tend to buy through large, multi-year contracts and typically through a multi-step, outbound sales cycle.
We believe that most of these customers are interested in data that can be delivered with low latency and very high quality across our three lines of business, which we are well positioned to deliver.
We are approaching this market through direct sales as well as a network of distributors and partnerships in strategic regions across the globe. While we expect this market will reflect the majority of our revenue for the next two to three years and provide operational cash flow to assist in financing our constellation, we expect that our commercial platform will ultimately be significantly larger as we scale up our constellation due simply to its larger TAM.
Space Systems, our new line of business which we believe presents a substantial growth opportunity, is designed to enable us to sell our satellites directly to select customers to whom satellite ownership is important. We believe our strong intellectual property and technology portfolio, fast build-to-launch cycles, and lower cost of ownership, provides an attractive offer for our customers looking to increase their in-orbit capacity quickly, or for customers looking to build an inventory of assets to lower response times in the face of an emergency. Although this new line of business has inherent risks as discussed in Item 3.D “Risk Factors,” we believe that Space Systems will enhance our ability to effectively compete in the existing EO market.
Commercial Platform
Our longer term strategy focuses on our commercial platform, which we expect will take full advantage of our constellation’s ability to capture high-resolution imagery at near zero marginal cost and build a catalog of the entire planet beginning with monthly remaps and progress first towards weekly remaps and, ultimately, daily remaps. This is a Software as a Service (“SaaS”) platform through which we plan to offer customers the ability to purchase imagery and data analytics specific to their vertical market (e.g., agriculture, forestry, energy, financial services, cartography). We expect our SaaS economics will allow us to charge customers according to the value our data provides within each customer’s value chain, whether that is a multi-billion-dollar energy company or a farmer in the Midwestern region of the United States. We expect this platform will allow us to expand the current addressable market for high-resolution EO data and unlock a significant TAM opportunity. As our business develops and governmental and D&I customers become a smaller percentage of our customer base, we expect the commercial platform will constitute the majority of our revenues by 2025 and grow to 80 to 90% of our business in the long-term.
We have conducted a number of pilot trials that we believe validate our solutions in a variety of verticals, including agriculture, forestry, energy and infrastructure. These trials demonstrated that our solutions can successfully replace other sources of data being provided by airplanes, drones, helicopters, IoT sensor networks, etc. and that these customers are willing to purchase the data we collect at an attractive price point for our solutions. We have used this information from these pilot trials to identify an immediately addressable market which we believe will be approximately $40 billion in size once we reach weekly remaps.
Commercial Market Opportunities

Use cases for this immediately addressable market might include:
•Monitoring hydroelectric plants in high frequency to build predictive models of energy output as well as drainage in the reservoir from the surrounding basin
•Oil field and pipeline monitoring
•Precision agriculture
•Supply chain management (agriculture)
•Tree counting (forestry)
•Crop management (agriculture & forestry)
•Planning for renewable energy projects
•Precise estimation of commodities output
•Yield prediction and harvesting (agriculture & forestry)
•Energy output

•Mineral output
•Geospatial risk modeling (e.g., flood, drought, fire, environmental)
•Real time impact assessment, disaster management and claims estimation (e.g., storm damage, earthquakes, forest fires, oil spills)
•Real time planetary health
•Sea level, temperature and acidity
•Fractures in polar ice caps
•Global temperature
•Water distribution
•Monitoring illegal activities (e.g., deforestation, mining, poaching, smuggling)
We believe the key to unlocking this TAM lies in the ability to monitor the planet at both high resolution and high frequency and deliver this data to customers at the right price. Overall, this is how we see the market growing as we increase the frequency of data that once scaled, we expect to deliver at near zero marginal costs.
We plan to deliver our commercial data through our self-service platform and other third-party platforms via a subscription that reflects the end use of the data (vertical) and intrinsic value (geography, freshness) of the data, bundling analytics-ready data with vertical-specific semantic layers to enable quick integration of the data into our customers’ and partners’ processes, thereby enabling faster adoption. We believe this strategy will allow customers to quickly advance their own geospatial analytics capacity by leveraging a productized version of our data layers and data platform. Beyond raw imagery data and other sources of data that we can collect from our satellites, we are building a catalog of geospatial layers from other sources, and processing and augmenting all of these to produce a growing set of derived layers, with increasing complexity and value-add, that are made available as data-services to our customers. Our approach will allow us, our partners and customers to prototype and iterate on geospatial AI/Machine Learning models trained on our unique datasets, and then quickly roll out results into production systems. We intend to commercialize this platform and allow clients to use it to address their needs on their own.
Target commercial customers for our data are companies with their own internal geospatial analytics needs and capabilities as well as value-added service providers serving corporate and government customers worldwide from marketplaces to analytics providers. Subscriptions to the platform will be driven by the demand for our unique data set of high-resolution daily captures and derived insights. We plan to combine direct sales efforts to large customers in target verticals with partnerships with geospatial service providers and imagery data distributors to reach the long tail of geospatial data and analytics consumers. We expect that as our constellation grows and affordable high-resolution imagery and its derivatives become more frequent, new applications and markets will be created.
Driven by our unique, sub-meter resolution, we believe our data sets when scaled will cover up to 80% of the requirements of our target markets, and we expect our commercial platform to become the industry standard for consuming and implementing geospatial analysis, which will give us the leverage to consolidate an increasing number of data sources from third-parties (e.g., satellites, drones, IoT data) and our own data generation efforts (from multi-spectral imagery to hyperspectral imagery to spectrum monitoring and data collection).
Seasonality
We have experienced, and expect to continue to experience, seasonality in our business and fluctuations in our operating results due to customer behavior, buying patterns and usage-based contracts. For example, we typically have customers who increase their usage of our data services when they need more frequent data monitoring over broader areas during peak agricultural seasons, during natural disasters or other global events, or when commodity prices are at certain levels.

Operations
Overview

DESIGN THROUGH LAUNCH
IN-ORBIT OPERATIONS
IMAGERY AND SOLUTIONS COMMERCIALIZATION
SATELLITE COMMISSIONING
SATELLITE LAUNCH
SATELLITE CONSTRUCTION
DEVELOPING AND MANUFACTURING OF COMPONENTS
SATELLITE COMPONENT DESIGN
SATELLITE CONSTELLATION
GROUND STATION
MISSION CONTROL
APPLICATION AND ANALYTICS PLATFORM
IMAGE DATABASE
IMAGE PROCESSING
RAW IMAGE STORAGE

•Design through launch
•Fast iteration between product innovation, production and launch
•Owning the design to manufacturing helps eliminate third-party costs
•In-orbit operations
•Own and control data capture of the earth’s surface
•Utilize third-party ground station infrastructure to reduce costs
•Imagery and Solutions commercialization
•Capture and own high-resolution total earth imagery. Unconstrained use of imagery
•Use internal data science capabilities to transform images into insights
We believe that vertical integration across design, manufacturing and operations produces efficiencies up and down the value chain, which allows us to reduce intermediary costs, control quality and scale up more quickly.
Human Capital
As of December 31, 2022, we had 382 full-time employees globally, which includes 186 employees in Argentina (mostly involved in R&D, finance, and accounting), 69 in Uruguay (mostly involved in manufacturing), 61 in Spain, 33 in the U.S. and 33 in other countries. In response to changes in the global economic outlook, we initiated a process to reduce our headcount by approximately 18% in the third quarter of 2022. This reduction in 2022 was followed by an additional headcount reduction of approximately 8% in the first quarter of 2023.
We have always focused on attracting and retaining the best talent with the highest possible cultural alignment. Our geographically-distributed nature is a core tenet that reaches back to the earliest days of Satellogic; well in advance of COVID-19 that required many employers to react and respond to remote working environments. Our diverse group of employees earnestly shares these common values:
•Get it done. Our relentless commitment to hold ourselves accountable and deliver true value.
•Be purpose driven. Our intrinsic motivation to make the impossible possible.
•Never stop learning. Being intellectually curious, open-minded, and learning from others.

•Push the limits. Challenge the status quo, leave your comfort zone and tackle impossible challenges.
•Go beyond ego. Be humble, honest, empathetic and build together for our company, our community and our planet.
At Satellogic, these values precede traditional performance measures when assessing a person’s fit with us. Our vision inherently challenges conventions, and thus requires a special kind of spirit not only to succeed, but even to take on these challenges in the first place. This approach to human capital has enabled us to grow while keeping our core spirit and sense of purpose throughout the twists and turns of our life cycle.
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
None of our employees are represented by a labor union, though in some countries our employees may be subject to industry-wide collective bargaining agreements as a matter of law. We have not had any work stoppages and consider our relations with our employees to be good.
Facilities
We operate out of our headquarters in a free trade zone, Zonamerica, in Montevideo, Uruguay, which consists of approximately 7,500 square feet of office space and an approximately 11,200 square foot manufacturing pilot plant, with an annual production capacity of approximately 24 satellites. Each of our 34 satellites in orbit today was manufactured, assembled, integrated and tested in this facility, which is leased pursuant to multi-year lease agreements scheduled to expire in October 2025. We also have plans for a high-throughput plant in the Netherlands. We recently delayed the launch of this plant in favor of upgrading our existing manufacturing facility in Uruguay, in order to handle our current production needs. Although plans for the launch of this plant are currently pending, we believe that locating our new plant in the Netherlands, once operational, will have a variety of strategic advantages, including the availability of a skilled workforce and the proximity to customers and suppliers.
In addition, we maintain approximately 13,000 square feet of aggregate space dedicated to administrative, finance, sales, marketing and R&D functions in Buenos Aires, Argentina (R&D and administrative), Córdoba, Argentina (R&D), Barcelona, Spain (R&D), Tel Aviv, Israel (R&D), and Davidson, North Carolina, United States (finance, sales and marketing).
Sales and Marketing
To date, our sales teams have focused on governmental D&I customer opportunities. Since developing and launching our initial constellation of satellites during 2020, we have significantly accelerated our sales and marketing efforts to government D&I agencies, emphasizing relatively new participants in the existing market. We plan to focus our marketing efforts to increase demand for our products and services and awareness of our brand among these agencies.
To better serve the government and D&I vertical, we plan to continue developing our tasking and delivery web-based platform to support distributors, up-sales and increased pricing and capacity transparency in the market.
Customers
In the near term, we intend to derive our revenue from providing geospatial intelligence, imagery and satellite sales, and related services to governments. In the longer-term, we intend to expand our operations to serve commercial customers in a variety of markets and industries.
We are currently dependent on two commercial contracts in addition to a small number of other customers for our revenue. In November 2021, we entered into a five-year noncancellable agreement with a technology company that requires the customer to purchase a minimum of $4.0 million of multispectral, hyperspectral, full-motion video and private delivery uplift products each year. The customer pays us in non-cash consideration in the form of a license to a proprietary software platform, which we use for internal operations. During 2022, we recognized $3.4 million in revenue from this customer.
On September 29, 2022, we entered into a $5.7 million, three-year, constellation-as-a-service agreement. Recognition of revenue under this contract is expected to begin in the first quarter of 2023 with the initiation of service.
Supply Chain
Our business is generally engaged in manufacturing activities and has near-term exposure to fluctuations in the supply of raw materials. We design the systems, subsystems and core components and technologies that go into creating and manufacturing our satellites. We manufacture many of our components, but we also partner with third parties to manufacture certain other components to our design specifications. We then assemble, integrate and test the components and satellites in our facilities. We have a global supply chain of upstream and downstream partners including manufacturers, suppliers and launch providers from a number of countries including the United States. Certain aspects of our manufacturing activities require relatively scarce raw materials or specialty component parts; occasionally, we have experienced difficulty in our ability to procure raw materials, components, sub-assemblies and other supplies required in our manufacturing processes. We bear some risk of supply chain delivery issues and price increases on account of the structure of our vendor contracts.
On January 17 2022, we entered into a master supply agreement with a related party, OS, a company engaged in the design and production of telescopes and opto-mechanical and aerospace instrumentation for ground and space-based applications. This agreement with OS is aimed at regulating the terms and conditions under which we will purchase from OS, and OS will sell or provide to the us, certain products and ancillary services to be integrated into our satellites.

See Item 7.B “Related Party Transactions” for further information regarding the related party transaction with OS.
Launch Providers
With respect to launch providers, our partner selection process typically revolves around availability and cost. In January 2021, we signed a Rideshare Multi-Launch Agreement with SpaceX, our preferred rideshare launch provider, and we expect to continue our launch program with them for the foreseeable future. In April 2022, we secured launch capacity for our next 68 launches with SpaceX, via the SpaceX Agreement and we continue to work with this rideshare launch provider to schedule upcoming satellite launches.
For every launch, a joint launch campaign is performed at the launch provider’s facility that includes our team, the launch service provider and, in some cases, a third-party separation systems supplier. We provide all the necessary equipment and personnel to test and prepare the satellites for launch while the launch service provider and, if applicable, the third-party separation systems supplier, provide the necessary machinery and personnel to integrate the satellites into the launch vehicle. Once these joint operations are complete, the launch service supplier executes the launch and delivers the satellites into the desired orbit, and we begin the regular, in-orbit operations.
Ground Station and Cloud Storage Infrastructure
We primarily utilize third parties today for ground station, processing, and storage infrastructure. As our business grows, we will continue to monitor the advantages and disadvantages of our outsourced model and may decide to vertically integrate one of more of these functions in the future.
Satellites and Technology
We are a vertically integrated company that designs, manufactures, integrates and operates our own high-resolution imaging satellites, and the image processing pipeline necessary to deliver services to our customers, including images and value-added layers of semantic data. We have innovative technology in every segment of our vertical integration: satellite components, satellite subsystems, satellite systems design, satellite integration and testing, satellite operations, image processing and data delivery.
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
Our success depends in part upon our ability to protect our core technology and intellectual property. To protect our proprietary rights and technology, we rely on a combination of different types of intellectual property rights including patents, trademarks and trade secrets, and confidentiality agreements and license agreements with consultants, vendors and customers. As of the date of this Report, we have 26 issued patents, two utility models and 43 pending patent applications in nine jurisdictions. We continue to invest in research and development to design, manufacture and fly new technology to orbit in every new satellite we launch, and we complete every new satellite design on a full design cycle of nine months. We drive technology R&D with the goal of maintaining our high-resolution imaging satellites in a Moore’s law equivalent curve: roughly doubling capacity every 18 months at the same price point.
As of the date of this Report, our satellite constellation consists of 34 NewSat satellites in orbit, 29 of which are operational, four of which are in the commissioning stage and one being used for testing. With a mass of less than 50 kilograms, a production cost of less than $1 million (approximately $1 million including launch costs), a daily imaging production capacity of over 300,000 kilometers and carrying a multispectral camera with less than one meter resolution and a hyperspectral camera at 30 meter resolution, with our patented technology, we believe that our latest satellite model, the NewSat Mark-V, is superior to those of our competitors in terms of unit economics, capacity and cost. Over the long term we plan to expand our constellation of satellites to approximately 200.

The following table provides additional information about our current satellite constellation:

SATELLITE NAME	SATELLITE GENERATION	LAUNCH DATE	PAYLOADS*	STATUS
NewSat-6	Mark IV-a	Sep 2, 2020	MS, HS	Operative
NewSat-7	Mark IV-a	Jan 15, 2020	MS, HS	Operative
NewSat-8	Mark IV-b	Jan 15, 2020	MS, HS, IoT	Operative
NewSat-9	Mark IV-b	Nov 6, 2020	MS, HS	Operative
NewSat-10	Mark IV-b	Nov 6, 2020	MS, HS	Operative
NewSat-11	Mark IV-b	Nov 6, 2020	MS, HS	Operative
NewSat-12	Mark IV-c	Nov 6, 2020	MS, HS	Operative
NewSat-13	Mark IV-c	Nov 6, 2020	MS, HS	Operative
NewSat-14	Mark IV-c	Nov 6, 2020	MS, HS	Operative
NewSat-15	Mark IV-c	Nov 6, 2020	MS, HS	Operative
NewSat-16	Mark IV-c	Nov 6, 2020	MS, HS	Operative
NewSat-17	Mark IV-c	Nov 6, 2020	MS, HS	Operative
NewSat-18	Mark IV-c	Nov 6, 2020	MS, HS	Operative
NewSat-19	Mark IV-e	Jun 30, 2021	MS, HS	Testing
NewSat-20	Mark IV-e	Jun 30, 2021	MS, HS	Operative
NewSat-21	Mark IV-e	Jun 30, 2021	MS, HS	Operative
NewSat-22	Mark IV-e	Jun 30, 2021	MS, HS	Operative
NewSat-23	Mark IV-g	Apr 1, 2022	MS, HS	Operative
NewSat-24	Mark IV-g	Apr 1, 2022	MS, HS	Operative
NewSat-25	Mark IV-g	Apr 1, 2022	MS, HS	Operative
NewSat-26	Mark V-a	Apr 1, 2022	MS, HS	Operative
NewSat-27	Mark IV-g	Apr 1, 2022	MS, HS, HP	Operative
NewSat-28	Mark IV-g	May 25, 2022	MS, HS	Operative
NewSat-29	Mark IV-g	May 25, 2022	MS, HS	Operative
NewSat-30	Mark IV-g	May 25, 2022	MS, HS	Operative
NewSat-31	Mark IV-g	May 25, 2022	MS, HS	Operative
NewSat-32	Mark IV-g	Jan 3, 2023	MS, HS	Operative
NewSat-33	Mark IV-g	Jan 3, 2023	MS, HS, HP	Operative
NewSat-34	Mark IV-g	Jan 3, 2023	MS, HS	Operative
NewSat-35	Mark V-b	Jan 3, 2023	MS, HS	Operative
NewSat-36	Mark IV-h	Apr 14, 2023	MS, HS	Commissioning
NewSat-37	Mark IV-h	Apr 14, 2023	MS, HS	Commissioning
NewSat-38	Mark IV-h	Apr 14, 2023	MS, HS	Commissioning
NewSat-39	Mark IV-h	Apr 14, 2023	MS, HS	Commissioning
(*)MS = Multispectral / HS = Hyperspectral / IoT = Internet of things / HP = Hosted payload

Our anticipated technology roadmap is as follows:
Long Term Growth Opportunities
Our initial EO constellation and infrastructure are the key building blocks that we expect will enable us to leverage large constellations of small satellites to deliver a wide variety of services to Earth. Our key building blocks include:
•Complete, low-cost satellite bus
•Modular satellite architecture
•High-throughput satellite manufacturing
•Satellite operations at scale
•Multi-payload, in-orbit platform
•Inter-satellite laser mesh
•LEO/MEO/GEO complementarity
Regulatory
NOAA
The purpose of the U.S. National Oceanic and Atmospheric Administration’s (“NOAA”) Commercial Remote Sensing Regulatory Affairs agency is to balance the commercial viability of private earth remote sensing space systems and sound regulatory practices and policies while protecting U.S. national security, foreign policy and international obligations.
Our satellites are purposefully designed with telescopes and image capture technology to enable and support the collection of earth imagery. Each satellite is designed and built to collect high-resolution multispectral imagery, hyperspectral imagery and full motion video. The raw data collected by our constellation is collected through a series of ground stations strategically located in several global locations outside of the United States. We have a mission and operations team, located in Spain and Argentina, that monitors and operates all satellites in the constellation. As all our satellite operations and management are located outside of the United States, we believe that we are not under NOAA’s oversight.
We established a wholly owned subsidiary in April 2021 to focus specifically on cultivating business with U.S. customers. In connections with the pursuit of U.S. customers, we anticipate modifications to some of the capture and delivery processes, particularly in support of public sector customers with discernible security and privacy requirements. As we grow our U.S. business, we expect to coordinate with the NOAA Commercial Remote Sensing Regulatory Affairs agency to assure an understanding of regulations as they evolve and to proactively share any strategic changes contemplated by us that may relate to NOAA’s purview.
The FAA
We entered into a Rideshare Multi-Launch Agreement with SpaceX in early 2021 and the SpaceX Agreement in April 2022. By entering into launch agreements with a U.S.-based launch provider, we are indirectly subject to the license requirements of the FAA’s Office of Commercial Space Transportation (“AST”). The FAA regulates the airspace of the U.S., through which launch vehicles must fly during launch to orbit and through which downlinks of raw data may occur if directed to a U.S.-based ground station. The AST office predominantly processes launch license requests submitted by launch vehicle operators, in our case, SpaceX, which includes information on the rideshare payloads flying on any given mission. As a result, reviews of our payloads by AST occur during, for example, the execution of Technical Assistance Agreement(s) upon SpaceX request and other associated launch reviews and licenses.
We have adopted the National Aeronautics and Space Administration (“NASA”) and European Space Agency (“ESA”) standards regarding orbit debris mitigation. Having voluntarily subscribed to the United Nations Committee on Personal Uses of Outer Space orbital debris principles and guidance, we sought out the leading technical standards guiding responsible design, management, and test of space objects to meet the defined measures. To that end, we use the NASA orbit debris standard (NASA-STD-8719.14) and the ESA Orbital Debris Mitigation Guidelines (IADC-02-01, Current Revision).
ITAR, EAR and Export Controls
We have a global supply chain of upstream and downstream partners including manufacturers, suppliers and launch providers from a number of countries, including the U.S. The ITAR and EAR are the most relevant export control regulations we monitor. Generally, the ITAR restricts the export of hardware, software, technical data, and services containing defense or strategic applications. The EAR similarly regulates the export of hardware, software, and technology that has commercial or “dual-use” applications (i.e., for both military and commercial applications) or that have less sensitive military or space-related applications not subject to the ITAR. The regulations exist to advance the national security and foreign policy interests of the U.S.
Based upon the technologies we have procured from U.S. sources, we have not been specifically subject to ITAR. Since our export location may invoke, in certain instances, the EAR of the Bureau of Industry and Security of the U.S. Department of Commerce, we track our component sourcing. We procure some components from U.S. suppliers listed on the Commerce Control List and we are therefore subject to the EAR. We export our satellites to the U.S. for launch pursuant to the SpaceX Agreement, which provides for launch services. With this current sourcing model and partner ecosystem, we must comply with the EAR.
The U.S. government agencies responsible for administering the ITAR and the EAR have significant discretion in the interpretation and enforcement of these regulations. The agencies also have significant discretion in approving, denying, or conditioning authorizations to engage in controlled activities. Such decisions are influenced by the U.S. government’s commitment to multilateral export control regimes, particularly the Missile Technology Control Regime concerning the spaceflight business.
Many different types of internal controls and measures are required to ensure compliance with export control regulations. In particular, we routinely complete end user compliance documents, record sourcing detail regarding country of origin and known classification numbers, determine the appropriate licensing jurisdiction (where applicable), and provide notice to internal and partner foreign team members of export-controlled information restrictions. In accordance with our Sanctions Compliance Policy, we do not export to embargoed, targeted sanction, or special policy countries. We have implemented a compliance diligence process for all third parties including, among other validations, verification of the parties with whom we contract at an entity and individual level.
Interagency Review
The review and approval of any license discussed above, as may be required, will be subject to interagency reviews that allow multiple government agencies including the U.S. Department of Commerce, U.S. Department of State, U.S. DoD, NASA, and others. The purpose of this interagency review is to examine such license applications from each agency’s respective perspective including but not limited to safety, operational, national security, foreign policy and international obligations, as well as review of foreign ownership.
Other Potential Future U.S. Regulation
As we grow our U.S. business and to the extent we become a U.S. governmental contractor, our business will be subject to various additional U.S. regulation and related requirements, including but not limited to (1) the Defense Federal Acquisition Regulation Supplement and the U.S. DoD and federal cybersecurity requirements, in connection with any defense work we perform in the future for the U.S. government and defense prime contractors, (2) the National Industrial Security Program Operating Manual administered by the U.S. Defense Counterintelligence and Security Agency, and other U.S. government security protocols when accessing sensitive information, (3) maintaining national security clearance and mitigation elements under the National Industry Security Program and agreement with the U.S. DoD regarding any appropriate FOCI mitigation arrangement with respect to our U.S.-based subsidiary and (4) conducting routine investigations and reviews relating to compliance with various U.S. laws and regulations, including those associated with organizational conflicts of interest, procurement integrity, bid integrity and claim presentation, among others.
Legal Proceedings
It is possible that from time to time, we may be subject to various claims, lawsuits, and other legal and administrative proceedings that may arise in the ordinary course of business. Some of these claims, lawsuits, and other proceedings may range in complexity and result in substantial uncertainty; it is possible that they may result in damages, fines, penalties, non-monetary sanctions, or relief. However, we do not believe any claims, lawsuits, or proceedings currently pending, individually or in the aggregate, if adversely determined, would be material to our business or likely to result in a material adverse effect on our business, financial condition, and results of operations.

C.    Organizational Structure
We are a holding company. The following diagram shows our ownership and structure (1):

Satellogic, Inc.
(BVI)
PubCo
Nettar Group
(BVI)
Holding Company
Nettar SA
(Uruguay)
Holding Company
Telluric Ltd
(Tel Aviv, Israel)
Urugus SA
(Montevideo, Uruguay)
Satellogic V. Inc
(DE, USA)
former SPAC
92.02%
7.98%
Satellogic S.A.
(Argentina, Provincia de Buenos Aires)
Satellogic Solutions SL
(Barcelona, Spain)
Satellogic China Ltd
(Zhengzhou, China)
Satellogic USA Inc.
(NC, USA)
Satellogic Netherlands B.V.
(NL)
Beijing Branch
Satellogic North America LLC
(USA)

(1)All lines represent 100% ownership unless otherwise indicated.
Subsidiaries of the Group as of April 14, 2023:

Name	Principal activities	Country of incorporation

Urugus S.A.	Manufacturing, assembly, integration, test and exports	Uruguay
Nettar Group	Intermediate holding company	B.V.I.
Nettar S.A.	Intermediate holding company	Uruguay
Telluric Ltd.	Research and development (image analytics and user interfaces)	Israel
Satellogic V. Inc.	Intermediate holding company	United States
Satellogic USA, Inc. (1)	Finance, sales and marketing, product strategy and business development	United States
Satellogic S.A. (2)	Research and development, administration, back office services (accounting) and prototype-building	Argentina
Satellogic Solutions S.L. (2)	Research and development (data science solutions and machine learning over the satellite images)	Spain
Satellogic China, LTD (3)	Sales and marketing	China
Satellogic China Beijing Branch (4)	Sales and marketing	China
Satellogic North America LLC (5)	Sales and marketing	United States
Satellogic Netherlands B.V. (6)	High-throughput plant (on hold)	The Netherlands
(1)This entity is controlled through Satellogic V. Inc.
(2)This entity is controlled through Nettar, S.A. an intermediate holding entity of the Group.
(3)This entity is controlled through Urugus S.A.

(4)Branch of Satellogic China LTD
(5)This entity is controlled through Satellogic USA, Inc
(6)This entity is controlled by Satellogic Solutions S.L.

D.    Property, Plants and Equipment
See “Item 4 – Business Overview – Operations – Facilities” above, and Note 8 (Property and Equipment, Net) to the Consolidated Financial Statements.
ITEM 4A.    UNRESOLVED STAFF COMMENTS
None.
ITEM 5.    OPERATING AND FINANCIAL REVIEW AND PROSPECTS
A.    Operating Results
The following discussion of our financial condition and results of operations should be read in conjunction with our financial statements and notes to those statements included in this Report. This discussion contains forward-looking statements that involve risks and uncertainties. Please see “Cautionary Note Regarding Forward-Looking Statements” and “Risk Factors” in this Report.
Certain information called for by this Item 5, including a discussion of the results of operations for the year ended December 31, 2021 compared to the year ended December 31, 2020 has been reported previously in Amendment No. 1 to our Form 20-F filed on May 16, 2022 and is not repeated herein.
Key Factors Affecting Operating Results
We believe our performance and future success depends on several factors that present significant opportunities for us, but also pose risks and challenges, including those discussed in the section entitled “Risk Factors,” in the section entitled "Competitive Advantage," and in the section entitled "Growth Strategies."
Key Components of Results of Operations
The following briefly describes the components of revenue and expenses as presented in our Consolidated Statements of Operations and Comprehensive Loss.
We are an early-stage revenue company with limited commercial operations, and our activities to date have been conducted in South America, Asia, Europe and North America. Currently, we conduct business through one operating segment. The Consolidated Financial Statements as of December 31, 2022 and 2021, and for the years ended December 31, 2022, 2021 and 2020 (“the Consolidated Financial Statements”) have been prepared in accordance with U.S. GAAP and the rules and regulations of the SEC. Historically the consolidated financial statements were prepared in accordance with IFRS. The change from reporting in IFRS to U.S. GAAP was treated as a change in accounting standard, whereby we retrospectively applied the change to all prior reporting periods. Where the adoption of U.S. GAAP resulted in a material change in an asset or liability, the adjustment was reported to the opening balance of accumulated deficit.
The Consolidated Financial Statements include our accounts and those of our wholly owned subsidiaries. All intercompany accounts and transactions have been eliminated in consolidation. The Consolidated Financial Statements are presented in United States thousands of dollars (hereinafter “U.S. dollars” or “$”), unless stated otherwise.
Revenue
Revenue is derived from selling imagery and our current business activity is building a satellite constellation to support the selling of imagery. We may sell our imagery as a single task and recognize revenue at a point-in-time, or we may enter an arrangement that provides a stand-ready commitment and recognize revenue over time. We began to recognize revenue for the first time during the year ended December 31, 2021, primarily from the selling of our imagery to a single commercial space technology customer in an over-time revenue recognition arrangement.

Cost of sales
Cost of sales includes direct costs related to ground stations, cloud and infrastructure costs and digital image processing.
General and administrative expenses
General and administrative expenses consist of the costs related to salaries, wages and other benefits, professional fees and stock-based compensation expense related to our back-office functions. Also included in general and administrative expenses are bad debt expense and other administrative expenses.
Research and development
Research and development expenses consist of the costs related to salaries, wages and other benefits, professional fees, stock-based compensation expenses and other R&D-related expenses.
Depreciation expense
Depreciation expense includes depreciation of satellites and other property and equipment.
Other operating expenses
Other operating expenses consist of salaries, wages and other benefits, professional fees and stock-based compensation related to our sales and marketing, production and mission operations functions.
Finance costs, net
Finance costs, net is primarily comprised of interest expense related to Debt prior to conversion and payoff in connection with the Merger, offset by interest earned on our Cash and Cash Equivalents. .
Change in fair value of financial instruments
Our warrant and earnout liabilities are subject to remeasurement to fair value at each balance sheet date. Changes in the fair value of these liabilities are recorded to the Change in fair value of financial instruments in the Consolidated Statements of Operations and Comprehensive Loss.
Loss on extinguishment of debt
Loss on extinguishment of debt consists of the net of gains and losses from the extinguishment of debt instruments.
Other income, net
Other income, net consists mainly of differences related to foreign exchange gains and losses.
Income tax expense
We are not subject to taxation in the BVI, due to the 0% statutory tax rate, but we may be subject to withholding taxes paid at source on interest, dividends received and paid in the various jurisdictions in which we operate, or other fixed, annual, determinable or periodic income. Current income tax assets and liabilities are measured at the amount expected to be recovered from or paid to the taxation authorities where we operate. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted at the reporting date in the countries where we operate and generate taxable income. Deferred income tax is provided using the liability method on temporary differences between the tax basis of assets and liabilities and their carrying amounts for financial reporting purposes at the reporting date.

Results of Operations
Comparison of Results for the years ended December 31, 2022 and 2021
For a discussion of our consolidated statements of operations for the year ended December 31, 2021 as compared to the year ended December 31, 2020, refer to the section titled “Comparison of Results for the years ended December 31, 2021 and 2020” in Amendment No. 1 to our Form 20-F filed on May 16, 2022.

Results of operations are as follows:

(in thousands of US dollars)	Year Ended December 31,			2022 vs 2021
	2022	2021	2020	$ Change	% Change
Revenue	$6,012	$4,247	$—	$1,765	42%
Costs and expenses
Cost of sales	3,284	1,876	—	1,408	75%
General and administrative expenses	37,191	36,640	8,003	551	2%
Research and development	13,055	9,636	5,924	3,419	35%
Depreciation expense	14,326	10,728	3,031	3,598	34%
Other operating expenses	29,023	14,002	5,449	15,021	107%
Total costs and expenses	96,879	72,882	22,407	23,997	33%
Operating loss	(90,867)	(68,635)	(22,407)	(22,232)	32%
Other income (expense), net
Finance costs, net	(652)	(9,738)	35	9,086	(93)%
Change in fair value of financial instruments	58,311	17,983	9,637	40,328	224%
Loss on extinguishment of debt	—	(37,216)	(9,240)	37,216	(100)%
Other income, net	1,140	1,069	594	71	7%
Total other income (expense), net	58,799	(27,902)	1,026	86,701	(311)%
Loss before income tax	$(32,068)	$(96,537)	$(21,381)	$64,469	(67)%
Income tax (expense) benefit	(4,573)	232	(148)	(4,805)	(2071)%
Net loss	$(36,641)	$(96,305)	$(21,529)	$59,664	(62)%
Revenue
During the year ended December 31, 2022 and 2021, we recognized revenue of $6.0 million and $4.2 million, respectively, primarily from the selling of our imagery through our Asset Monitoring line of business, with CaaS gaining momentum. We were pre-revenue prior to 2021.
Cost of sales
Cost of sales increased to $3.3 million for the year ended December 31, 2022, primarily related to higher ground station and cloud services costs associated with our larger constellation.

General and administrative expenses

	Year Ended December 31,			2022 vs 2021
(in thousands of U.S. dollars)	2022	2021	2020	$ Change	% Change
General and administrative expenses
Professional fees related to Merger transaction	$11,188	$16,236	$—	$(5,048)	(31)%
Professional fees	5,453	5,466	1,684	(13)	—%
Stock-based compensation	2,968	5,274	1,235	(2,306)	(44)%
Salaries, wages, and other benefits	6,250	4,432	3,377	1,818	41%
Bad debt expense	1,736	1,794	—	(58)	(3)%
Insurance	4,613	86	—	4,527	5264%
Other administrative expenses	4,983	3,352	1,707	1,631	49%
Total	$37,191	$36,640	$8,003	$551	2%

General and administrative expenses were $37.2 million during the year ended December 31, 2022, as compared to $36.6 million for the year ended December 31, 2021. The slight increase was due to increased costs associated with being a public company, primarily insurance, partially offset by lower professional fees related to elevated Merger activity in 2021, and lower stock-based compensation.
Research and Development Expenses

	Year Ended December 31,			2022 vs 2021
(in thousands of U.S. dollars)	2022	2021	2020	Change	% Change
Research and development
Salaries, wages, and other benefits	$6,963	$6,296	$4,634	$667	11%
Stock-based compensation	1,809	1,968	382	(159)	(8)%
Professional fees	968	91	489	877	964%
Other research and development expenses	3,315	1,281	419	2,034	159%
Total	$13,055	$9,636	$5,924	$3,419	35%
R&D expenses increased $3.4 million to $13.1 million for the year ended December 31, 2022. The increase was driven primarily by a higher average headcount in 2022 as compared to 2021, which contributed to an increase in stock-based compensation, salaries and wages, and other R&D expenses, such as software costs and laboratory supplies.
Depreciation expense
Depreciation expense was $14.3 million for the year ended December 31, 2022, as compared to $10.7 million for the year ended December 31, 2021. The increase was due primarily to the higher number of operating satellites in orbit in 2022 as compared to the previous period. There were 26 and 17 satellites in orbit as of December 31, 2022 and December 31, 2021, respectively.
Other Operating Expenses, net

	Year Ended December 31,			2022 vs 2021
(in thousands of U.S. dollars)	2022	2021	2020	Change	% Change
Other operating expenses
Salaries, wages, and other benefits	$14,938	$6,800	$3,040	$8,138	120%
Stock-based compensation	3,590	3,639	115	(49)	(1)%
Professional fees	1,966	1,310	684	656	50%
Software expenses	4,504	—	—	4,504	NM
Other operating income and expenses	4,025	2,253	1,610	1,772	79%
Total	$29,023	$14,002	$5,449	$15,021	107%
Other operating expenses increased by $15.0 million to $29.0 million for the year ended December 31, 2022, compared to $14.0 million for the year ended December 31, 2021. The increase was primarily due to higher average headcount in 2022, as we ramped up operations in anticipation of business growth, as compared to 2021, which contributed to higher compensation expense. Additionally, software expense increased primarily due to a new license to a proprietary software platform used for internal operations.

Finance Costs, net

	Year Ended December 31,			2022 vs 2021
(in thousands of U.S. dollars)	2022	2021	2020	$ Change	% Change
Finance costs, net
Interest expense	$(1,596)	$(8,729)	$(43)	$7,133	(82)%
Redeemable Series X preferred stock dividends	(97)	(974)	—	877	(90)%
Other finance costs	(123)	(71)	—	(52)	73%
Interest income	1,164	36	78	1,128	3133%
Total	$(652)	$(9,738)	$35	$9,086	(93)%
Finance costs, net decreased by $9.1 million to $0.7 million for the year ended December 31, 2022, compared to $9.7 million for the year ended December 31, 2021. The decrease was due primarily to the decrease in interest expense associated with the retirement of debt, in connection with the Merger in January 2022.
Change in fair value of financial instruments
Change in fair value of financial instruments was related to net gains of $58.3 million for the year ended December 31, 2022, compared to net gains of $18.0 million for the year ended December 31, 2021. The change was primarily driven by the remeasurement to fair value of our warrant and earnout liabilities issued in conjunction with the Merger.
Loss on Extinguishment of Debt
In April 2021, we and our 2018 and 2019 convertible note holders agreed to extend the maturity date of the 2018 and 2019 convertible notes from April and September 2021, respectively, to April 2022. We recognized a loss on extinguishment of debt of $37.2 million on the Consolidated Statements of Operations and Comprehensive Loss for the year ended December 31, 2021, related to the agreement. For the year ended December 31,2022, we recognized no loss on extinguishment of debt.
Other Income, Net
Other income, net increased $71 thousand to $1.1 million for the year ended December 31, 2022, compared to $1.1 million for the year ended December 31, 2021. The increase was due to foreign currency exchange differences.
Income Tax
Income tax expense increased by $4.8 million to $4.6 million for the year ended December 31, 2022, compared to a benefit from income tax of $0.2 million for the year ended December 31, 2021. The increase was due primarily to management’s decision to record a full valuation allowance on deferred tax assets on a worldwide basis, as well as the recognition of uncertain tax positions.

Non-GAAP Financial Measures
To supplement our Consolidated Financial Statements, which are prepared and presented in accordance with U.S. GAAP, we use the following non-GAAP measures: EBITDA; Adjusted EBITDA; and Free Cash Flow. The presentation of this financial information is not intended to be considered in isolation or as a substitute for, or superior to, the financial information prepared and presented in accordance with U.S. GAAP.
We define Non-GAAP EBITDA as net loss excluding interest, income taxes, depreciation and amortization. We did not incur amortization expense during the years ended December 31, 2022, 2021 and 2020.

We define Non-GAAP Adjusted EBITDA as Non-GAAP EBITDA further adjusted for merger-related transaction costs and other income (expense). Other income (expense) consists of foreign currency gains and losses, changes in the fair value of financial instruments and stock-based compensation.

We define Non-GAAP Free Cash Flow as net cash used in operating activities less payments for capital expenditures.

We use these non-GAAP financial measures for financial and operational decision-making and as a means to evaluate period-to-period comparisons. We believe these measures provide analysts, investors and management with helpful information regarding the underlying operating performance of our business, as they provide meaningful supplemental information regarding our performance and liquidity by removing the impact of items that we believe are not reflective of our underlying operating performance. The non-GAAP measures are used by us to evaluate our core operating performance and liquidity on a comparable basis and to make strategic decisions. The non-GAAP measures also facilitate company-to-company operating performance comparisons by backing out potential differences caused by variations such as capital structures, taxation, depreciation, capital expenditures and other non-cash items (i.e., embedded derivatives, debt extinguishment and stock-based compensation) which may vary for different companies for reasons unrelated to operating performance. However, different companies may define these terms differently and accordingly comparisons might not be accurate. There are a number of limitations related to the use of non-GAAP financial measures. We compensate for these limitations by providing specific information regarding the U.S. GAAP amounts excluded from these non-GAAP financial measures, and evaluating these non-GAAP financial measures together with their relevant financial measures in accordance with U.S. GAAP. Non-GAAP measures such as EBITDA, Adjusted EBITDA and Free Cash Flow are not intended to be a substitute for any U.S. GAAP financial measure.
The following presents our non-GAAP financial measures, along with the most comparable GAAP metric:

	Year Ended December 31,
(in thousands of U.S. dollars)	2022	2021	2020
Net loss	$(36,641)	$(96,305)	$(21,529)
EBITDA (non-GAAP)	(16,146)	(77,080)	(18,307)
Adjusted EBITDA (non-GAAP)	(56,041)	(31,799)	(17,566)
Net cash used in operating activities	(68,462)	(28,439)	(11,174)
Free Cash Flow	(95,714)	(39,672)	(26,961)
For the definitions of EBITDA, Adjusted EBITDA and Free Cash Flow and reconciliations to the most directly comparable GAAP measure, see “Non-GAAP Financial Measure Reconciliations” below.
Non-GAAP Financial Measure Reconciliations
We have included reconciliations from the most directly comparable GAAP metric to Non-GAAP EBITDA, Non-GAAP Adjusted EBITDA and Non-GAAP Free Cash Flow for the years ended December 31, 2022, 2021 and 2020 below.

The following table presents a reconciliation of Non-GAAP EBITDA and Non-GAAP Adjusted EBITDA to our net loss for the periods indicated.

	Year Ended December 31,
(in thousands of U.S. dollars)	2022	2021	2020
Net loss	$(36,641)	$(96,305)	$(21,529)
Plus interest expense	1,596	8,729	43
Plus income tax expense (benefit)	4,573	(232)	148
Plus depreciation	14,326	10,728	3,031
Non-GAAP EBITDA	$(16,146)	$(77,080)	$(18,307)
Plus Merger transaction costs	11,188	16,236	—
Less other income, net	(1,140)	(1,069)	(594)
Less change in fair value of financial instruments	(58,311)	(17,983)	(9,637)
Plus loss on extinguishment of debt	—	37,216	9,240
Plus stock-based compensation	8,368	10,881	1,732
Non-GAAP Adjusted EBITDA	$(56,041)	$(31,799)	$(17,566)
The following table presents a reconciliation of Non-GAAP Free Cash Flow to cash flows used in operating activities for the periods indicated.

	Year Ended December 31,
(in thousands of U.S. dollars)	2022	2021	2020
Net cash used in operating activities	$(68,462)	$(28,439)	$(11,174)
Less purchases of property and equipment	(27,252)	(11,233)	(15,787)
Non-GAAP Free Cash Flow	$(95,714)	$(39,672)	$(26,961)

B.    Liquidity and Capital Resources
On January 25, 2022, we consummated the Merger. The Merger resulted in the addition of approximately $168 million in cash to the Consolidated Statement of Financial Position. Our outstanding indebtedness as of December 31, 2021, which consisted of notes debt, promissory note, Series X Redeemable preferred stock and the Cantor Loan was converted to Class A ordinary shares or settled as of the transaction date. As of December 31, 2022, we have $76.5 million in cash and cash equivalents on hand, and no debt.

As a result of continued uncertainty in the capital markets, inflationary pressures, and slower than anticipated revenue growth, we undertook additional measures to control costs. These actions primarily related to the moderation of capital expenditures, a reduction in headcount, and also included reduction of certain discretionary spending. With these changes we anticipate our net cash used by operations to moderate and ultimately decline below levels in 2022. We believe our cash on hand resulting from the Merger, along with ongoing revenue generation, will be sufficient to meet our working capital and capital expenditure requirements for at least the next twelve months. Our longer-term liquidity (i.e., more than 12 months from the date of this filing) needs include cash necessary to support our business growth. Our ability to satisfy our longer-term liquidity will depend primarily on our ability to grow our revenue and meet our revenue targets, which are discussed below. Additional funding may be required for a variety of reasons, including, but not limited to, slower than anticipated revenue growth, delays in the anticipated schedule to build and launch our constellation of satellites, or our projected capital expenditure requirements may be subject to cost overruns for reasons outside of our control. Except for the construction of the high-throughput plant in the Netherlands, the timing of which is currently uncertain, there are no other material capital expenditures or divestitures outside of the ordinary course of business, as of the date of this Report.

Since our formation, we have devoted substantial effort and capital resources to the development of our satellite constellation and image technology. As of December 31, 2022, we have an accumulated deficit of $222.8 million, and for the year ended December 31, 2022 we had net cash used in operating activities of $68.5 million. The net losses we have incurred since inception, and the recent elevated cash used in operating activities, are consistent with our expectations and business strategy. We will continue to incur net losses and utilize cash for operating activities in accordance with our operating plan as we continue to expand our constellation of satellites and our operations.
Currently, we primarily rely on our existing cash and cash equivalents balances to fund our business, including capital expenditures and our working capital requirements. Our current and future revenue depends largely on our ability to: 1) utilize our available satellite capacity with new and existing customers and 2) enter into new commercial relationships with new customers. There can be no assurance that we will attain positive cash flow from operations, and if we continue to experience negative cash flows, our existing cash and cash equivalents balances may be reduced, and we may be required to reduce capital expenditures which could have a material adverse effect on our business.

We are an early-stage growth company in the early stage of development, and subject to a number of risks associated with emerging, technology-oriented companies with a limited operating history, including, but not limited to, dependence on key individuals, a developing business model, initial and continued market acceptance of our services and protection of our proprietary technology. Our sales efforts involve considerable time and expense, and our sales cycle is long and unpredictable. We also have risks from competition from substitute products and services. All of these risks, as well as the risks set forth under Item 3D. “Risk Factors”, could have an adverse impact on our business and financial prospects and cause us to seek additional financing to fund future operations.
Outlook

As previously announced in our press release and investor call on December 15, 2022, we are targeting revenue for the full year 2023 to be between $30 to $50 million, with gross margins in the range of 70%-80%. For 2023, we expect our revenue will be heavily weighted to the second half of the year.

Going forward, revenue will be driven by our continued growth in Asset Monitoring, Constellation-as-a-Service, and sales of Space Systems.

Our outlook is subject to substantial uncertainty. Our results are inherently unpredictable and may be materially affected by many factors, such as our long and unpredictable sales cycles, which involve considerable time and expense, and our ability to, among other things, implement appropriate sales strategies, including educating potential customers about the technical capabilities and value of our satellites and product offerings, prepare and operate high-throughput position factories, acquire sufficient quantities of third-party components and supplies, recruit and maintain adequate staffing, implement effective supplier strategy and supply chain management and adopt manufacturing and quality control processes. Factors outside our control, such as changes in global economic and geopolitical conditions, inflation, interest rates, financial institution disruptions, supply chain constraints and other macroeconomic factors may also have a significant impact. All of these risks, as well as the risks set forth under Item 3D. “Risk Factors”, could materially and adversely impact our business and financial prospects and impair our ability to execute our business plan and achieve our revenue targets.
Cash Flows Summary
Presented below is a summary of our operating, investing and financing cash flows:

	Year Ended December 31,
(in thousands of U.S. dollars)	2022	2021	2020
Net cash flows:
Net cash flows used in operating activities	$(68,462)	$(28,439)	$(11,174)
Net cash flows used in investing activities	(30,852)	(11,230)	(15,773)
Net cash flows from financing activities	164,336	28,636	18,150
Net change in cash, cash equivalents and restricted cash	$65,022	$(11,033)	$(8,797)
Cash Flows from Operating Activities
The cash flows used in operating activities to date have been primarily comprised of costs and expenses related to development of our products, payroll, fluctuations in accounts payable and other current assets and liabilities. As we continue to expand our commercial operations we anticipate our cash used in operating activities will remain elevated until we begin to generate material cash flows from the business.

Cash flows used in operating activities are as follows:

(in thousands of US dollars)	Year Ended December 31,
	2022	2021	2020
Net loss	$(36,641)	$(96,305)	$(21,529)
Adjustments for the impact of non-cash items (1)	(22,295)	49,462	3,534
Net loss adjusted for the impact of non-cash items	(58,936)	(46,843)	(17,995)
Changes in assets and liabilities
Accounts receivable(2)	(1,928)	(4,691)	(221)
Prepaid expenses and other current assets(3)	(1,855)	21	(14)
Accounts payable(4)	(3,202)	1,421	6,474
Other(5)	(2,541)	21,653	582
Net cash used in operating activities	$(68,462)	$(28,439)	$(11,174)
(1)Includes items such as depreciation, changes in the fair value of financial instruments, interest expense, income tax, stock-based compensation expense, bad debt expense, loss on debt extinguishment, changes in foreign currency and others.
(2)The change is primarily due to higher accounts receivable from our commercial space technology customer.
(3)The change is primarily due to higher prepaid expenses from software licenses and higher advances to suppliers.
(4)The change is primarily due to the timing of payments.
(5)The change is primarily due to timing of payments, net of an increase in contract liabilities for new revenue contract.
Cash Flows from Investing Activities
Our cash flows used in investing activities to date have been primarily comprised of purchases of satellite components and other property and equipment. Investing activities have increased substantially as we ramped up satellite production activity and factory development in connection with expanding our production capacity.
Net cash used in investing activities was $30.9 million for the year ended December 31, 2022, compared to $11.2 million for the year ended December 31, 2021. The increase in cash used in investing activities was primarily driven by an increase in purchases of satellite components, laboratory equipment and other property and equipment.
Cash Flows from Financing Activities
Net cash provided by financing activities was $164.3 million for the year ended December 31, 2022, which resulted primarily from the consummation of the Merger transactions, as discussed above. Net cash provided by financing activities during the year ended December 31, 2021 were primarily related to funds received from the issuance of the redeemable Series X preferred stock.
Debt
Refer to Note 17 (Debt) to the Consolidated Financial Statements for a discussion of our debt at December 31, 2021 and prior to the Merger. As of December 31, 2022, we had no outstanding debt.

C.    Research and Development, Patents and Licenses Etc.
See Item 4 “Information on the Company – Business Overview – Satellites and Technology”.

D.    Trend Information
See Item 5.A “Key Factors Affecting Operating Results”.

E.    Critical Accounting Estimates
Our financial statements have been prepared in accordance with U.S. GAAP. The preparation of these financial statements requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and the disclosure of contingent assets and liabilities as of the date of the financial statements. Our estimates are based on our historical experience and on various other factors that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources.
Actual results may differ from these estimates under different assumptions or conditions. We believe that the accounting estimates discussed below are critical to understanding our historical and future performance, as these estimates relate to the more significant areas involving a greater degree of management’s judgment and complexity.
The assumptions underlying the valuations represent our best estimates, which involve inherent uncertainties and the application of management’s judgment. As a result, if we used significantly different assumptions or estimates, the stock-based compensation expense for prior periods could have been materially different.
Revenue Recognition

The recognition and measurement of revenue requires the use of judgments and estimates. Specifically, judgment is used in interpreting complex arrangements with nonstandard terms and conditions and determining when all criteria for revenue recognition have been met. We primarily generate revenue from the sale of imagery and related services. Identifying the performance obligations contained in a contract, determining transaction price, allocating transaction price, and determining when performance obligations are satisfied can require the application of significant judgment.

Identifying the performance obligations in a contract

We execute contracts for a single promise or multiple promises. Specifically, our contracts may include multiple promises which are accounted for as separate performance obligations. Significant judgment is required in determining performance obligations, and these decisions could change the amount of revenue and profit or loss recorded in each period.

Determination of and Allocation of Transaction Price

The Company estimates any variable consideration, and whether the transaction price is constrained, upon execution of each contract. We may adjust the transaction price over time for any estimated constraints that become probable based on service level provisions within some of our customer purchase orders.

When our contracts with customers contain multiple deliverables, we allocate the total arrangement consideration to each performance obligation representative of their determined selling prices. The determined selling price is the price at which we would sell a promised product or service separately to a customer. Judgment is required to determine the selling price for each distinct performance obligation. We determine the selling price by considering our overall pricing practices and market conditions, including our discounting practices, the size and volume of our transactions, the customer demographic, price lists, historical sales, contract prices and customer relationships.

Fair Value of Financial Instruments
Warrant Liabilities

We generally classify warrants for the purchase of shares of our common stock as liabilities on our consolidated balance sheets unless the warrants meet certain specific criteria that require the warrants to be classified within stockholders’ deficit. Those warrants accounted for as liabilities are freestanding financial instruments that may require us to transfer assets upon exercise. The warrant liability is initially recorded at fair value upon the date of issuance of each warrant and is subsequently remeasured to fair value at each reporting date. The private warrants are categorized as Level 3 fair value measurement using the Black-Scholes model with inputs that include current price of our common stock, exercise price, volatility, and risk-free rate.

Earnout Liabilities

In connection with the Reverse Recapitalization (see Note 4 (Reverse Recapitalization) to the Consolidated Financial Statements) and pursuant to the Merger Agreement, eligible Satellogic equity holders are entitled to receive additional shares of our Common Stock upon the achievement of certain earnout triggering events. In accordance with ASC 815-40, the earnout shares are not indexed to the Common Stock and therefore are accounted for as a liability at the Reverse Recapitalization date and subsequently remeasured at each reporting date with changes in fair value recorded as a component of Changes in Fair Value of Financial Instruments in the consolidated statements of operations. The earnout liabilities are categorized as a Level 3 fair value measurement using the Monte Carlo model. The assumptions utilized in the calculation are based on the achievement of certain stock price milestones, including the current price of our common stock, expected volatility, and risk-free rate.

The initial fair value of our convertible notes, the Cantor Loan and redeemable Series X preferred stock (before bifurcation of the embedded derivatives) and the subsequent measurement of the embedded derivatives was calculated using an internal valuation model where many of the input parameters are not observable. The assumptions underlying the valuations represent our best estimates, which involve inherent uncertainties and the application of management’s judgment. As a result, if we used significantly different assumptions or estimates, the change in the fair value of the convertible notes, the Cantor Loan, the redeemable Series X preferred stock and embedded derivatives could have been materially different.
All our outstanding convertible notes, the Cantor Loan and redeemable Series X preferred stock were converted into Class A ordinary shares in connection with the closing of the Merger.
Stock-based Compensation

We have an equity incentive plan under which we grant stock-based awards to employees and non-employees. We account for stock-based awards in accordance with ASC 718, which requires the measurement and recognition of compensation expense, based on estimated fair values, for all stock-based awards made to employees and non-employees for stock options.

We recognize the cost of stock-based awards granted to our employees and non-employees based on the estimated grant-date fair value of the awards. For restricted stock units ("RSUs") with service-based vesting conditions, the fair value is calculated based upon the Company’s closing stock price on the date of grant using the intrinsic value method. We determine the fair value of stock options using the Black-Scholes option pricing model, which is impacted by the following assumptions:

•Common Stock Valuation—Prior to our Closing Date of the Merger, determining the fair value of the shares of common stock underlying our stock-based awards, which were not publicly traded, involved significant judgment and had historically been determined with the help of an independent third-party valuation firm. For awards granted subsequent to the Closing Date, the fair value of our common stock is based on the closing price of our common stock, as reported on the Nasdaq, on the date of grant of the related stock-based award.

•Expected Term—Because of the lack of sufficient historical data, we use the simple average of the vesting period and the contractual term to estimate the period the stock options are expected to be outstanding.

•Expected Volatility—We determine the expected stock price volatility based on the historical volatility of our Class A ordinary shares and the historical volatilities of an industry peer group.

•Expected Dividend Yield—The dividend rate used is zero as we have never paid any cash dividends on our common stock and do not anticipate doing so in the foreseeable future.

•Risk-Free Interest Rate—The interest rates used are based on the implied yield available on U.S. Treasury zero-coupon issues with an equivalent remaining term equal to the expected life of the award.

Impairment of Assets
The carrying amount of our assets are reviewed at each reporting date to determine whether there is an indication of impairment in the value of the assets. Most of our fixed assets are satellites, but we also have tools, equipment, furniture and fixtures, computers and leasehold improvements. We do not own any buildings or land.
We performed an impairment test as of December 31, 2022, 2021, and 2020 due to our net losses for the related periods. We concluded that our asset group is not impaired as our test concluded that the expected future undiscounted cash flows exceeded the carrying value of the asset group.
Estimates of future cash flows are highly subjective judgments based on management’s experience and knowledge of our operations. These estimates can be significantly impacted by many factors, including changes in global economic conditions, operating costs, obsolescence of technology and competition.
If our estimates or underlying assumptions change in the future, we may be required to record impairment charges. If the recoverable amount of an asset group is less than its carrying amount, the carrying amount of the asset group would be reduced to its recoverable amount. That reduction is an impairment loss that would be recognized in the Consolidated Statements of Operations and Comprehensive Loss.

Income Taxes

The Company's income tax expense, deferred tax assets and liabilities and reserves for uncertain tax positions reflect management's best estimate of taxes to be paid based upon our income, statutory tax rates and tax planning opportunities in jurisdictions in which we operate. Tax laws are complex and subject to different interpretations by the taxpayer and respective governmental taxing authorities. Significant judgment is required in determining our tax expense and in evaluating our tax positions, including evaluating uncertainties. We review our tax positions semi-annually and adjust the balances as new information becomes available.

The Company records deferred tax assets to the extent the Company believes these assets will more likely than not be realized. Estimates of the adequacy of future expected taxable income from all sources, including the reversal of taxable temporary differences, long and short range business plans and feasible and prudent tax planning strategies are considered to determine whether the deferred tax asset will be available for future utilization, prior to expiration. If the Company determines that it will not be able to utilize a deferred income tax asset whether due to expiration or a lack of income, a valuation allowance is recorded. If, in the future, sufficient positive evidence arises indicating that all or a portion of the deferred tax asset may be used, based upon the more-likely-than-not standard for realization, the valuation allowance would be reduced in the period that such evidence of realization is reached.
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
We are an “emerging growth company” as defined in Section 2(a) of the Securities Act and have elected to take advantage of the benefits of the extended transition period for new or revised financial accounting standards. We expect to remain an emerging growth company at least through the end of the 2023 fiscal year and we expect to continue to take advantage of the benefits of the extended transition period, although we may decide to early adopt such new or revised accounting standards to the extent permitted by such standards. This may make it difficult or impossible to compare our financial results with the financial results of another public company that is either not an emerging growth company or is an emerging growth company that has chosen not to take advantage of the extended transition period exemptions because of the potential differences in accounting standards used.
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
Recent Accounting Pronouncements
Refer to Note 3 (Recent Accounting Pronouncements) in the Consolidated Financial Statements included in this Report for more information about recent accounting pronouncements, the timing of their adoption and our assessment, to the extent we have made such an assessment, of their potential impact on our financial condition and our results of operations and cash flows.
ITEM 6.    DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
A.    Directors and Executive Officers
Board of Directors
The names and ages of our current directors as of April 17, 2023 are listed in the table below:

Name	Age	Class	Committees	Independent
Emiliano Kargieman	47	III	Finance
Ted Wang	53	I	Audit; Nominating and Corporate Governance (Chairperson)	✓
Marcos Galperin	50	III	None	✓
Bradley Halverson	62	III	Audit (Chairperson); Finance	✓
Howard Lutnick	61	II	None
Steven T. Mnuchin	60	I	Finance (Chairperson); Nominating and Corporate Governance
Joseph Dunford	67	I	None	✓
Tom Killalea	51	II	Audit; Nominating and Corporate Governance	✓
Miguel Gutiérrez	64	II	None	✓
The term for the Class I, II, and III directors will expire in 2025, 2023, and 2024, respectively.
Emiliano Kargieman. Mr. Kargieman serves as our Chief Executive Officer. Mr. Kargieman founded Nettar and has served as its Chief Executive Officer since July 2010. Prior to founding Nettar, Mr. Kargieman founded Core Security Technologies, which developed automated penetration testing software, and co-founded and directed Aconcagua Ventures, which focused on investing and developing high-tech startups in Latin America to be global businesses. Mr. Kargieman has also founded various other technology startups, including GarageLab, a problem-solving laboratory based on an innovative multidisciplinary approach involving science, technology, art, and business. He has independently consulted for several corporations and government agencies and served as a Member of the Special Projects Group at the World Bank. Mr. Kargieman has a formal background in number theory and philosophy.
Ted Wang. Mr. Wang has been a partner at Cowboy Ventures, a venture capital fund focused on enterprise and consumer-oriented software-driven companies since February 2017. Prior to joining Cowboy Ventures, Mr. Wang was a partner at Fenwick & West LLP, focusing his practice on emerging technology companies from October 2006 to January 2017. In addition to serving as our Chairman of the Board, Mr. Wang also serves on the boards of directors of several private companies, including companies providing robotic automation software, developer operations software and software applying artificial intelligence. Mr. Wang holds a B.A. in history and Latin from Duke University and a J.D. from the University of Virginia School of Law.
Marcos Galperin. Mr. Galperin is the Chairman, President, and CEO of MercadoLibre, the largest e-commerce website in Latin America, which he co-founded in 1999. He also served as a director of Globant S.A. until his resignation in April 2020. Mr. Galperin also worked in the fixed income department of J.P. Morgan Securities Inc. in New York from June to August 1998 and at YPF S.A., an integrated oil company, in Buenos Aires, Argentina, where he was a Futures and Options Associate and managed YPF’s currency and oil derivatives program from 1994 to 1997. Mr. Galperin serves as a board member at Onapsis Inc. and Endeavor. Mr. Galperin received an MBA from Stanford University and graduated with honors from the Wharton School of the University of Pennsylvania.
Bradley Halverson. Mr. Halverson is the former Group President and Chief Financial Officer of Caterpillar, a Fortune 100 company and the world’s leading manufacturer of construction and mining equipment, diesel and gas engines, turbines, and locomotives where he served from 2013 to 2018. He joined Caterpillar in 1988, serving in various roles of increasing responsibility including leading the Caterpillar Financial Business unit as well as the Human Resources, Global Supply Chain and Information Services Functions. Mr. Halverson currently serves on the boards of directors of Sysco Corporation, where he is the audit committee chairman, Lear Corporation, and Constellation Energy Corporation. He also previously served as a director for the U.S. Chamber of Commerce. Mr. Halverson attended the University of Illinois, where he received a Bachelor of Science Degree in Accounting and an Executive Master of Business Administration. He is a Certified Public Accountant and a member of the American Institute of Certified Public Accountants. He is on the board of directors of Easterseals Foundation.
Howard W. Lutnick. Mr. Lutnick is the Chairman and Chief Executive Officer of Cantor Fitzgerald, L.P. (“Cantor”). Mr. Lutnick joined Cantor in 1983 and has served as Chief Executive Officer of Cantor since 1992 and Chairman of Cantor since 1996. Mr. Lutnick’s company, CF Group Management, Inc. (“CFGM”), is the managing general partner of Cantor. Mr. Lutnick is also the Chairman of the board of directors of BGC Partners, Inc. and its Chief Executive Officer, positions in which he has served from June 1999 to the present. In addition, Mr. Lutnick has served as Chairman of Newmark Group, Inc. since 2016. Mr. Lutnick served as the Chairman and Chief Executive Officer of CF Acquisition Corp. V from April 2020 until consummation of the Merger and has served as a director of Satellogic since January 2022. Mr. Lutnick also served as the Chairman and Chief Executive Officer of CF Finance Acquisition Corp. from October 2015 until consummation of its business combination with GCM Grosvenor, Inc. in November 2020, CF Finance Acquisition Corp. II from September 2019 until consummation of its business combination with View, Inc. in March 2021, and CF Finance Acquisition Corp. III from January 2020 until consummation of its business combination with AEye, Inc. in August 2021. Mr. Lutnick also serves as the Chairman and Chief Executive Officer of CF Acquisition Corp. IV since January 2020, CF Acquisition Corp. VI since April 2020, CF Acquisition Corp. VII since July 2020 and CF Acquisition Corp. VIII since July 2020. Mr. Lutnick is a member of the boards of directors of the National September 11 Memorial & Museum, the Partnership for New York City, the Horace Mann School, and The Hoover Institution. In addition, Mr. Lutnick has served as Chairman and Chief Executive Officer of each of Cantor Fitzgerald Income Trust, Inc. (formerly known as Rodin Global Property Trust, Inc.) and Rodin Income Trust, Inc. since February 2017 and as President of Rodin Income Trust, Inc. since January 2018.
Steven T. Mnuchin. Former Secretary Mnuchin serves as the Managing Partner of Liberty Strategic Capital and chairs the firm’s Investment Committee. Prior to founding Liberty, he served as the 77th Secretary of the Treasury from February 2017 through January 2021. As Secretary of the Treasury, Mr. Mnuchin was responsible for leading the U.S. Treasury, whose mission is to maintain a strong economy, foster economic growth, and create job opportunities by promoting the conditions that enable prosperity at home and abroad. He was also responsible for strengthening national security by combating economic threats and protecting our financial system, as well as managing the U.S. Government’s finances. Former Secretary Mnuchin also oversaw cybersecurity for financial services, IRS, and U.S. Treasury Bureaus.
Former Secretary Mnuchin played a pivotal role in advancing the Administration’s economic agenda, including the passage and implementation of the Tax Cuts and JOBS Act and the CARES Act. He also led the U.S. Treasury Department’s regulatory reform efforts. Former Secretary Mnuchin was chair of the Committee on Foreign Investment in the United States and was a member of the National Security Council. He was responsible for using economic tools to combat terrorist financing and other threats to the United States and its allies. Prior to his confirmation, he served as Founder, Chairman, and Chief Executive Officer of Dune Capital Management. He founded OneWest Bank Group LLC and served as its Chairman and Chief Executive Officer until its sale to CIT Group Inc. Earlier in his career, Former Secretary Mnuchin worked at The Goldman Sachs Group, Inc., where he was a Partner and served as Chief Information Officer. He has extensive experience in global financial markets and investments.
Former Secretary Mnuchin is committed to philanthropic activities and previously served as a Member of the boards of directors of the Museum of Contemporary Art Los Angeles (MOCA), the Whitney Museum of Art, the Hirshhorn Museum and Sculpture Garden on the Mall, the UCLA Health System, the New York Presbyterian Hospital, and the Los Angeles Police Foundation. He was born and raised in New York City. Former Secretary Mnuchin holds a B.A. from Yale University.

Joseph F. Dunford, Jr. General Dunford (Ret.) serves as a Senior Managing Director of Liberty Strategic Capital and as a member of the firm’s Investment Committee. Prior to joining Liberty, General Dunford served as the 19th Chairman of the Joint Chiefs of Staff from 2015 to 2019. In that capacity, he was the senior ranking U.S. officer and the principal military advisor to the President, Secretary of Defense, and the National Security Council. General Dunford was commissioned in 1977 and led Marines at all levels, to include commanding the 2nd Battalion, 6th Marines and commanding the 5th Marine Regiment during Operation Iraqi Freedom. He also served as the Assistant Division Commander of the 1st Marine Division in Iraq, Commanded I Marine Expeditionary Force, and served as the Commander, Marine Forces U.S. Central Command. His experience in leading large organizations at the strategic level included serving as the Commandant of the Marine Corps, the Assistant Commandant of the Marine Corps, and the Commander of U.S. Forces and NATO Forces in Afghanistan.
General Dunford currently serves as the Chairman of the boards of directors of the Injured Marine Semper Fi and America’s Fund and as a senior fellow at the Belfer Center for Science and International Affairs, Harvard Kennedy School. He serves as a director on the boards of directors of the Lockheed Martin Corporation, Bessemer Securities Corporation, the Travis Manion Foundation, and the Atlantic Council. He is a co-chair of the Japan-U.S. Military Statesmen Forum. He is a graduate of St. Michael’s College and has graduate degrees from Georgetown University and the Fletcher School of Law and Diplomacy, Tufts University.
Tom Killalea. Mr. Killalea joined our Board as a director in March 2022. He is a seasoned technology executive with deep expertise in product development, digital innovation, customer experience, and security. From November 2014 to December 2021, Mr. Killalea was the President of Aoinle, LLC, a consulting firm. From May 1998 to November 2014, Mr. Killalea served in various leadership roles at Amazon.com, Inc., most recently as its Vice President of Technology for the Kindle Content Ecosystem from 2008 to 2014. Previously, he served as its Vice President of Infrastructure and Distributed Systems from 2003 to 2008 and prior to that as Chief Information Security Officer and Vice President of Security. Mr. Killalea is Chairman of the board of directors of MongoDB, Inc., and serves on the board of directors of Capital One Financial Corp., and Akamai Technologies, Inc. He previously served on the boards of directors of Xoom Corporation from March 2015 until its acquisition by PayPal Holdings, Inc. in November 2015, and Carbon Black, Inc. from April 2017 until its acquisition by VMware in October 2019. He also currently serves on the editorial board of ACM Queue (Association for Computing Machinery). Mr. Killalea holds a B.Ed. in Education from the National University of Ireland and a B.S. in Computer Science from Trinity College Dublin in Ireland.
Miguel Gutiérrez. Miguel Gutiérrez is a Partner and Co-Chief Investment Officer at The Rohatyn Group (TRG). He is a member of TRG’s Executive Committee and is based in Montevideo. Mr. Gutiérrez has over 30 years of experience in international financial markets, with the majority of this time dedicated to emerging markets. Prior to joining TRG in October 2004, Mr. Gutiérrez served as the Chairman and CEO of the Telefónica Group in Argentina and Chairman of Grupo Concesionario del Oeste S.A. He also served as the non-executive Chairman of YPF S.A. from April 2016 to December 2019. Earlier in his career, Mr. Gutiérrez held numerous senior positions at J.P. Morgan over 21 years, most recently as the Head of Global Emerging Markets Sales, Trading, and Research and prior to that as the Head of Latin America Emerging Markets. Under Mr. Gutiérrez’s direction, J.P. Morgan established and cemented its leadership position in emerging markets sales, trading, and research. At the beginning of his time with J.P. Morgan, Mr. Gutiérrez held various senior positions, including Head of European Interest Rate Management and Treasury Manager in both Madrid and Buenos Aires. Mr. Gutiérrez holds an Advanced Management Program – AMP degree from IAE – Universidad Austral in Argentina.
Pursuant to a written agreement, a copy of which is filed as Exhibit 10.6 to this Report (the “Hannover Agreement”), following the consummation of the Merger and so long as Hannover holds at least 4% of our outstanding Class A ordinary shares, Hannover shall have the right to nominate a person of its choice, reasonably acceptable to us, to serve on the Board as a director; subject to compliance with the independence requirements of Rule 5605 of the Nasdaq rules; provided that such director nominee agrees to be bound by such confidentiality, insider trading and other policies applicable to our directors as adopted by the Board. Hannover nominated Mr. Gutiérrez as its director nominee and on April 28, 2022, our Board elected Mr. Gutiérrez to the Board to fill the existing vacancy on the Board.
Independence of our Board of Directors
All of our directors except Emiliano Kargieman, Howard Lutnick and Steven Mnuchin are independent directors as defined in the Nasdaq listing standards and applicable SEC rules. The Board has an audit committee (“Audit Committee”) composed entirely of independent directors and a nominating and corporate governance committee (“Nominating and Corporate Governance Committee”), the majority of which is composed of independent directors.

Board Committees
Audit Committee
Our Audit Committee is responsible for, among other things:
•appointing, compensating, retaining, evaluating, terminating and overseeing our independent registered public accounting firm;
•discussing with our independent registered public accounting firm their independence from management;
•reviewing, with our independent registered public accounting firm, the scope and results of their audit;
•approving all audit and permissible non-audit services to be performed by our independent registered public accounting firm;
•overseeing the financial reporting process and discussing with management and our independent registered public accounting firm the annual financial statements that we file with the SEC;
•overseeing our financial and accounting controls and compliance with legal and regulatory requirements;
•reviewing our policies on risk assessment and risk management;
•reviewing related person transactions; and
•establishing procedures for the confidential anonymous submission of concerns regarding questionable accounting, internal controls or auditing matters.
Our Audit Committee consists of Brad Halverson, as Chairperson and Ted Wang and Tom Killalea, as members. Each qualifies as an independent director according to the rules and regulations of the SEC and Nasdaq with respect to Audit Committee membership. In addition, all of the Audit Committee members meet the requirements for financial literacy under applicable SEC and Nasdaq rules and Mr. Halverson qualifies as an “audit committee financial expert,” as such term is defined in Item 407(d) of Regulation S-K. The written charter for the Audit Committee is available on our website at https://investors.satellogic.com. The reference to our website address in this Report does not include or incorporate by reference the information on our website into this Report.
Nominating and Corporate Governance Committee
Our Nominating and Corporate Governance Committee is responsible for, among other things:
•determining the qualifications, qualities, skills and other expertise required to be a director and to develop, and recommend to the Board for its approval, criteria to be considered in selecting nominees for director;
•evaluating the current composition, organization and governance of the Board and its committees, determining future requirements and making recommendations to the Board for approval consistent with the criteria approved by our Board;
•searching for, identifying, evaluating and selecting, or recommending for selection by the Board, candidates to fill new positions or vacancies on the Board consistent with the criteria approved by our Board, and reviewing any candidates recommended by stockholders;
•reviewing and considering any nominations of director candidates validly made by stockholders in accordance with applicable laws, rules and regulations and the provisions of our certificate of incorporation and bylaws;
•evaluating the performance of individual members of the Board eligible for re-election, and selecting, or recommending for the selection of the Board, the director nominees by class for election to the Board by the stockholders at the annual meeting of stockholders or any special meeting of stockholders at which directors are to be elected;
•considering the Board’s leadership structure, including the appointment of a lead independent director of the Board, for specific purposes, and making such recommendations to the Board with respect thereto as the Nominating and Corporate Governance Committee deems appropriate;
•developing and reviewing periodically the policies and procedures for considering stockholder nominees for election to the Board;

•evaluating the “independence” of directors and director nominees against the independence requirements of the securities exchange on which our securities are listed, applicable rules and regulations promulgated by the SEC and other applicable laws;
•approving, or recommending to the Board for approval, and periodically reviewing the policies and procedures for director candidates, the stockholder communications policy and the external communications policy, and approving, or recommending to the Board for approval, any changes the Nominating and Corporate Governance Committee deems appropriate.
Our Nominating and Corporate Governance Committee consists of Ted Wang as Chairperson and Tom Killalea and Steven Mnuchin as members. Each of Mr. Wang and Mr. Killalea qualify as an independent director according to the rules and regulations of the SEC and Nasdaq with respect to nominations for committee membership. Mr. Mnuchin is not an independent director. As a foreign private issuer, we are exempt from the Nasdaq requirement to have a nominations committee consisting entirely of independent directors. We have determined that the fact that our Nominating and Corporate Governance Committee is not entirely composed of independent directors does not materially or adversely affect the ability of our Nominating and Corporate Governance Committee to conduct its business in our best interests. The written charter for the Nominating and Corporate Governance Committee is available on our website at https://investors.satellogic.com. The reference to our website address in this Report does not include or incorporate by reference the information on our website into this Report.
Finance Committee

Our finance committee (“Finance Committee”) is responsible for, among other things:

•assisting the Board with monitoring and overseeing our financial performance and, in particular, our liquidity position and capital expenditures, and collaborating with our officers and staff concerned with our finances so as to monitor our financial performance;

•monitoring and overseeing our financial performance and providing recommendations to the Board on our capital management strategy;

•subject to the parameters set forth by the Board from time to time, overseeing, reviewing and approving, as necessary or appropriate, our key treasury and financing activities including, but not limited to, delegation of authority matrix, investment policy, capital structure and fundraising;

•determining the terms of and approving transactions between us and one or more of our affiliated entities (irrespective of how many intermediate parent companies or entities exist between us and such affiliates); and

•causing us or any of our affiliates (as applicable) to incorporate, register or form any new company or other legal entity as a new affiliate from time to time, and to open accounts with any bank or financial institution with respect to any new or existing affiliate.

Our Finance Committee consists of Steven Mnuchin as Chairperson and Brad Halverson and Emiliano Kargieman as members. Mr. Halverson qualifies as an independent director according to the rules and regulations of the SEC and Nasdaq with respect to finance committee membership. Neither Mr. Mnuchin nor Mr. Kargieman are independent directors. As a foreign private issuer, we are not required to have a finance committee. Nevertheless, we have determined that the fact that our Finance Committee is not entirely composed of independent directors does not materially or adversely affect the ability of our Finance Committee to conduct its business in our best interests. The written charter for the Finance Committee is available on our website at https://investors.satellogic.com. The reference to our website address in this Report does not include or incorporate by reference the information on our website into this Report.
Compensation Committee
As a foreign private issuer, we are not required to and do not presently have a compensation committee. We do intend to form a compensation committee in the future.
Once duly formed, our compensation committee will be responsible for, among other things:
•providing oversight and advising the Board on the Company’s compensation policies, plans and benefits programs, as well as overall compensation philosophy;

•reviewing and making recommendations to the Board regarding the compensation of the Company’s directors and executive officers; and
•administering the Company’s equity compensation plans.
The Board will adopt a new written charter for the compensation committee, which, after adoption, will be available on our website at https://investors.satellogic.com after adoption. The reference to our website address in this Report does not include or incorporate by reference the information on our website into this Report.
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
Code of Ethics
Our Board adopted a Code of Ethics applicable to our senior financial officers (our Chief Executive Officer, Chief Financial Officer and Vice President of Accounting) that complies with the rules and regulations of Nasdaq and the SEC. The Code of Ethics is available on our website at https://investors.satellogic.com. In addition, we have posted on the Corporate Governance section of our website all disclosures that are required by law or Nasdaq listing standards concerning any amendments to, or waivers from, any provision of the Code of Ethics. The reference to our website address in this Report does not include or incorporate by reference the information on our website into this Report.
Compensation of Directors
Our executive compensation program reflects our compensation policies and philosophies, as they may be modified and updated from time to time.
Decisions with respect to the compensation of our executive officers, including our named executive officers, will be made by the compensation committee of the Board. Our executive compensation programs for 2022 are further described below under “B. Compensation.”
Each of our non-employee directors is entitled to a cash retainer of $60,000 per year, which the directors may elect to receive in the form of RSUs. As the Chairperson of the Audit Committee, Mr. Halverson is entitled to an additional $20,000 retainer per year. Each of the foregoing directors are also entitled to an annual grant of equity valued at $175,000, which will vest one year following the grant date. There are no arrangements with any directors for the payment of any fees after termination.
Executive Officers
The names, ages, and current positions of our current executive officers as of April 17, 2023 are listed in the table below. For biographical information concerning Mr. Kargieman, see “— Board of Directors” above. The business address for our executive officers is c/o Satellogic Inc., Ruta 8 Km 17,500, Edificio 300 Oficina 324 Zonamérica Montevideo, 91600, Uruguay.

Name	Age	Title
Emiliano Kargieman	47	Chief Executive Officer
Rick Dunn	54	Chief Financial Officer
Aviv Cohen	51	Chief Operations Officer
Gerardo Richarte	48	Chief Information Security Officer
Matthew Brannen	40	Vice President - Legal
Matthew Tirman	42	Chief Commercial Officer

Rick Dunn. Mr. Dunn has served as our Chief Financial Officer since January 2019. Prior to joining us, Mr. Dunn served as Chief Executive Officer of PowerTeam Services, LLC, a super-regional utility service company, from February 2018 to November 2018 and as Executive Vice President and Chief Financial Officer at ACN Inc., a telecommunications company, from October 2014 to January 2018. Mr. Dunn also served as SVP & Chief Financial Officer at Trilogy International Partners Inc., a wireless carrier, and as Corporate Controller for Western Wireless International. In addition, his experience includes 10 years with the public accounting firm of Grant Thornton LLP. Mr. Dunn is a Certified Public Accountant (inactive) and holds a B.A.A. degree in business accounting from Pacific Lutheran University and an M.B.A. from Seattle University.
Aviv Cohen. Mr. Cohen has served as our Chief Operations Officer since January 2021 and previously served in various roles at Nettar, including as Interim Vice President of Engineering from September 2019 to February 2020, Vice President of Sales from January 2019 to August 2019 and in various business development roles from August 2016 until December 2018. Previously, Mr. Cohen held business development and engineering roles at Nettar. Before joining us, Mr. Cohen ran operations and sales for several technology startups, including Fraud Sciences (acquired by PayPal) and Core Security Technologies, where he was instrumental in growing the businesses from a very early start-up stage to a position of industry leadership in their respective markets. Subsequent to the PayPal acquisition, he headed Risk Management for PayPal’s European business unit. Earlier in his career, Mr. Cohen focused on software development and technology.
Mr. Cohen served as an officer in the Israeli Intelligence service. Mr. Cohen holds a B.S. in computer science from Tel Aviv University and an M.B.A. and M.S. in electrical engineering and computer science from the Massachusetts Institute of Technology.
Gerardo Richarte. Mr. Richarte has served as our Chief Information Security Officer since February 2021 and has served as our Chief Technology Officer since July 2010. Prior to joining us, Mr. Richarte founded Disarmista, a specialized boutique engineering and reverse-engineering services company. Previously, Mr. Richarte co-founded Core Security Technologies, where he has served as R&D Leader and developed the first automated penetration testing software. He has also independently consulted and taught courses for big corporations and government agencies around the world. Mr. Richarte has a background in computer programming, electronics and mathematics.
Matthew Brannen. Mr. Brannen has served as our Vice President of Legal since October 2022. Prior to joining us, Mr. Brannen served as Director, Corporate Counsel for Sunlight Financial, a technology-enabled point-of-sale financing company. Prior to joining Sunlight Financial, Mr. Brannen served as Associate General Counsel for ACN, Inc., an essential services business operating across 27 countries. Previously, he served as external counsel for public and private businesses, including major public utilities and Fortune 500 companies, and as in-house counsel in the commercial real estate investment and asset management industries. Mr. Brannen received a J.D. with honors from The Catholic University of America, Columbus School of Law, and a bachelor’s degree from Furman University.

Matthew Tirman. Mr. Tirman has served as our Chief Commercial Officer since October 2022. Prior to joining us, Mr. Tirman served as Head of Government at Descartes Labs, a leading provider of geospatial and multi-sensor analytics, where he was responsible for revenue growth and customer delivery across defense and intelligence clients. His previous roles include Chief Commercial Officer at PlanetRisk, where he was responsible for delivering enterprise geospatial risk analytics and customized big data solutions to Global 1000 customers; Chief Executive Officer and founder of Access Global, a consulting firm providing executive management, sales, and business development solutions in foreign markets across Europe, the Middle East, Africa and Asia; Vice President and Managing Director at Strategic Social, a technology and services firm operating frontier markets across the Middle East and North Africa that he helped grow to more than $40 million in annual revenue before it was sold to Constellis in 2014.

Additionally, Mr. Tirman has served as an analyst for the U.S. Department of Defense on cooperative research and development and as a speechwriter for senior military leadership in Washington D.C. and Baghdad, Iraq. He holds a master’s degree in Defense and Security from Lancaster University and a B.S. in Political Science from East Carolina University.

Arrangements Involving Directors and Senior Management

In accordance with the terms of the Hannover Agreement, Mr. Gutiérrez was nominated by Hannover as its director nominee, and on April 28, 2022, our Board elected Mr. Gutiérrez to the Board.

Except for the Hannover Agreement and the Liberty Letter Agreement, there are no arrangements or understandings of which we are aware relating to the election of our directors or the appointment of executive officers in our Company. In addition, there are no family relationships among any of the individuals listed in this Section A (Directors and Senior Management).
B.    Compensation
Executive Compensation
For the year ended December 31, 2022 our executive officers received cash compensation of $1,898 and non-cash compensation of $239, totaling $2,137.
2022 Grants of Plan-Based Awards to Executives

Name	Grant Date	Number of Shares of Stock or Units (#) (1)		Exercise or Base Price of Option or RSU Awards ($/Share)	Grant Date Fair Value of Stock and Option Awards (4)
Emiliano Kargieman		—		$—	$—
Rick Dunn	12/2/2022	75,072	(2)	4.38	328,815
Aviv Cohen		—		—	—
Gerardo Richarte	12/2/2022	92,568	(3)	4.38	405,448
Matthew Brannen		—		—	—
Matthew Tirman		—		—	—
Total		167,640			$734,263
(1) Represents restricted stock units granted under our Equity Incentive Plan. The material terms of our Equity Incentive Plan are described below under “- Equity Compensation Plans.” Messrs. Kargieman, Cohen, Brannen and Tirman did not receive grants of RSUs in 2022. No grants of options were made in 2022.
(2) Represents RSUs, of which 9,384 were immediately vested as of the date of grant, 4,692 vested on December 20, 2022, and the remainder vest quarterly beginning March 20, 2023 through March 20, 2026, subject to continued employment and other conditions specified in our Equity Incentive Plan.
(3) Represents RSUs, of which 34,714 were immediately vested as of the date of grant, 5,785 vested on December 20, 2022, and the remainder vest quarterly beginning March 20, 2023 through March 20, 2025, subject to continued employment and other conditions specified in our Equity Incentive Plan.
(4) Represents the grant date fair value of the RSUs, computed in accordance with Financial Accounting Standards Board Topic 718, Stock-Based Compensation.
As of December 31, 2022, our executive officers held options to purchase an aggregate of 1,434,006 Class A ordinary shares, as follows:

Name	Grant Date	Expiration Date	Exercise Price		Number of Options Outstanding at December 31, 2022 (#)	Number of Options Exercisable at December 31, 2022 (#)
Emiliano Kargieman				(1)	—	—
Rick Dunn	3/27/2019	3/26/2029	$1.03	(2)	482,975	462,851
	2/20/2021	2/20/2031	$1.27	(3)	28,787	28,787
Aviv Cohen	10/10/2017	10/9/2027	$0.54	(4)	214,682	214,682
	5/1/2020	4/30/2030	$1.23	(5)	207,208	142,453
	2/8/2021	2/8/2031	$1.27	(6)	118,884	70,686
Gerardo Richarte	10/6/2019	10/5/2029	$0.91	(7)	212,608	212,608
Matthew Brannen				(1)	—	—
Matthew Tirman	1/31/2021	1/31/2031	$1.27	(8)	168,862	77,394
Total					1,434,006	1,209,461
(1) Messrs. Kargieman and Brannen did not receive grants of options.
(2) 36,558 options vested on February 9, 2020, and the remaining vested in tranches of approximately 3,046 on a monthly basis through February 9, 2023.

(3) Options vested every six months in tranches of 2,179 options beginning August 13, 2020 through February 13, 2022.
(4) 16,250 options vested on March 4, 2017, and the remaining vested in tranches of approximately 1,354 on a monthly basis through March 4, 2020.
(5) Options vest in monthly tranches of approximately 1,307 options beginning March 4, 2020 through March 4, 2024.
(6) 972 options vested at the grant date, with the remainder vesting in monthly tranches of approximately 973 options beginning March 1, 2021 through March 1, 2024.
(7) 16,093 options vested on January 1, 2019, and the remaining vested in tranches of approximately 1,341 options on a monthly basis through January 1, 2022.
(8) 12,781 options vested on February 1, 2021, with the remainder vesting in monthly tranches of approximately 1,065 through February 1, 2025.
Executive Compensation Plans
At Closing, we established our Equity Incentive Plan for officers, directors, employees, consultants and other persons who provide services to us and our subsidiaries, and which provides for an aggregate share reserve thereunder, together with the current share reserve equal to ten percent of our common stock and Warrants issued immediately following the Closing, plus the shares reserved for issuance under the 2015 Share Plan as amended (the “2015 Share Plan”), which were rolled over into the Equity Incentive Plan.
Employment Agreements
Chief Executive Officer. Emiliano Kargieman was appointed as Chief Executive Officer of Nettar effective November 13, 2013. He entered into his most recent employment agreement with us on October 5, 2021. Under the agreement, Mr. Kargieman will receive an annual salary of 442,130 euros (approximately $471,576 at December 31, 2022), plus standard Company benefits that may be reviewed, but not necessarily increased, from time to time. In addition, Mr. Kargieman is subject to confidentiality provisions and non-solicitation restrictive covenants for a period following the termination of his employment.
C.    Board Practices
Mr. Kargieman has been serving on the Board since prior to December 31, 2021. Messrs. Wang, Galperin, Halverson, Lutnick, Mnuchin, Dunford, Killalea and Gutiérrez were elected to the Board during the fiscal year ended December 31, 2021. No director has a service contract with us, in their capacity as a director, or is entitled to any benefits upon ceasing to serve as a director except for equity grants made under our Equity Incentive Plan. See Note 4 (Reverse Recapitalization) to the Consolidated Financial Statements for a description of the advisory fee payable by us to the Liberty Manager.
For details regarding our Audit Committee, see Item 6.A “Directors and Executive Officers—Board Committees.”
Foreign Private Issuer Exemption
As a “foreign private issuer,” as defined by the SEC, we are permitted to follow home country corporate governance practices, instead of certain corporate governance practices required by Nasdaq for U.S. domestic issuers other than with respect to certain voting and committee requirements. We may elect to avail ourself of the exemptions available to us under Rule 5613(c) of the Nasdaq rules by forgoing (i) the requirement that we have a compensation committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities and (ii) the requirement that we have a nominating and corporate governance committee composed of entirely independent directors with a written charter addressing the committee’s purpose and responsibilities. We are eligible to take advantage of additional exemptions from certain corporate governance standards of the Nasdaq.
We intend to take all actions necessary for us to maintain compliance as a foreign private issuer under the applicable corporate governance requirements of the Sarbanes-Oxley Act, the rules adopted by the SEC and the Nasdaq corporate governance rules and listing standards.
Because we are a foreign private issuer, our directors and senior management are not subject to short-swing profit and insider trading reporting obligations under Section 16 of the Exchange Act. They are, however, subject to the obligations to report changes in share ownership under Section 13 of the Exchange Act and related SEC rules.

D.    Employees
See Item 4.B. “Business Overview – Operations – Human Capital.”
E.    Share Ownership
Information about the ownership of our common stock by our directors and members of Executive Management is set forth in ”Item 6.B. Compensation” and “Item 7. Major Shareholders and Related Party Transactions.”

ITEM 7.    MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
A.    Major Shareholders
The following table shows the beneficial ownership of our common stock as of April 17, 2023:
•each person known to by us to be the beneficial owner of more than 5% of our common stock;
•each of our directors and executive officers; and
•all of our directors and executive officers as a group.
Except as otherwise noted herein, the number and percentage of our common stock beneficially owned is determined in accordance with Rule 13d-3 of the Exchange Act, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rule, beneficial ownership includes any shares of our common stock as to which the holder has sole or shared voting power or investment power.
We have based percentage ownership on 75,778,399 Class A ordinary shares and 13,582,642 Class B ordinary shares outstanding as of April 17, 2023.
Unless otherwise indicated, we believe that all persons named in the table below have sole voting and investment power with respect to the shares of our common stock beneficially owned by them. Emiliano Kargieman, our Chief Executive Officer, holds 100% of our Class B ordinary shares outstanding. Our holders of Class B ordinary shares are entitled to 1.472467906 votes per share on all matters to be voted on by shareholders generally, including the election of directors (the “Class B Vote Per Share”). The Class B Vote Per Share is subject to automatic adjustment, for a more detailed description of the adjustment provisions see Exhibit 99.1 hereto.

Name and Address of Beneficial Owner	Class A Common Stock Number of Shares Beneficially Owned	% of Class	Class B Ordinary Shares Number of Shares Beneficially Owned	% of Class
Directors and Executive Officers(1)
Emiliano Kargieman	—	—	13,582,642	100.0%
Rick Dunn	141,936	*	—	—%
Aviv Cohen	—	—%	—	—%
Gerardo Richarte	1,555,600	2.1%	—	—%
Matt Tirman	—	—%	—	—%
Matthew Brannen	—	—%	—	—%
Ted Wang	—	—%	—	—%
Marcos Galperin	27,198	*	—	—%
Brad Halverson	—	—%	—	—%
Steven Terner Mnuchin (5)	20,000,000	26.4%	—	—%
Howard Lutnick (2)	13,380,873	17.7%	—	—%
Joseph Dunford	—	—%	—	—%
Tom Killalea	339,949	*	—	—%
Miguel Gutiérrez	—	—%	—	—%
All executive officers and directors as a group	35,445,556	46.8%	13,582,642	100%
5% or More Stockholders(1)
Pitanga Invest Ltd. - PO Box 309, Ugland House, Cayman Islands (3)	10,594,133	14.0%	—	—%
Hannover Holdings S.A. - 58, rue Charles Martel, L-2134, Luxembourg (4)	7,513,892	9.9%	—	—%
Liberty Strategic Capital (SATL) Holdings, LLC - 2001 Pennsylvania Ave NW, Washington, DC (5)	20,000,000	26.4%	—	—%
Cantor Fitzgerald L.P. - 110 E 59th St New York, NY (2)	13,380,873	17.7%	—	—%

(1)Unless otherwise noted, the business address of each of the following entities or individuals is c/o Satellogic Inc., Ruta 8 Km 17,500, Edificio 300 Oficina 324 Zonamérica Montevideo, 91600, Uruguay.

(2)The Sponsor is the record holder of 13,380,873 Class A ordinary shares. Mr. Lutnick is the Chairman and Chief Executive Officer of CFGM and is the trustee of CFGM’s sole stockholder. As such, each of Cantor, CFGM and Mr. Lutnick may be deemed to have beneficial ownership of the Class A ordinary shares held directly by the Sponsor, CF&Co. and CF Securities. Each such entity or person disclaims any beneficial ownership of the reported shares other than to the extent of any pecuniary interest they may have therein, directly or indirectly.

(3)Information related to Pitanga Invest Ltd.’s beneficial ownership is not available to us.

(4)Information related to Hannover’s beneficial ownership is derived from its Form 13D filed with the SEC on February 2, 2023.
(5)Information related to Liberty’s beneficial ownership is derived from its Form 13D filed with the SEC on December
13, 2022. Each such entity or person disclaims any beneficial ownership of the reported shares other than to the extent of any pecuniary interest they may have therein, directly or indirectly.

(7)     An “*” indicates less than 1% ownership.

U.S. Resident Holders of Record
As of April 17, 2023, to the Company’s knowledge, we had 23 holders of record of our Class A ordinary shares in the United States, representing approximately 54% of our outstanding Class A ordinary shares, and no holders of record of our Class B ordinary shares in the United States. To the Company’s knowledge, the majority of the Company’s voting securities are held by holders located outside of the United States.
B.    Related Party Transactions
On May 6, 2022, we entered into an Investment Agreement with OS, a company engaged in the design and production of telescopes and opto-mechanical and aerospace instrumentation for ground and space-based applications, to purchase 5% of OS’s outstanding common shares for $3.7 million. Additionally, OS issued 524,715 stock warrants to us, giving us the right to convert each warrant into a single common share over a period of up to 36 months. We appointed Emiliano Kargieman, our Chief Executive Officer, to OS’s board of directors. The investment was completed on September 30, 2022.

On January 17, 2022, we entered into a master supply agreement with OS aimed at regulating the terms and conditions under which we will purchase from OS, and OS will sell or provide to the us, certain products and ancillary services to be integrated into our satellites.

See Note 16 of Item 8 (Financial Information) for further information on the related party transactions with OS.
C.    Interests of Experts and Counsel
Not applicable.

ITEM 8.    FINANCIAL INFORMATION
A.    Consolidated Statements and Other Financial Information

Report of Independent Registered Public Accounting Firm

To the Stockholders and the Board of Directors of Satellogic Inc.

Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheet of Satellogic Inc. (the Company) as of December 31, 2022, the related consolidated statements of operations and comprehensive loss, redeemable preferred stock and stockholders' equity and cash flows for the year ended December 31, 2022, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2022, and the results of its operations and its cash flows for the year ended December 31, 2022, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion
These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ Ernst & Young LLP

We have served as the Company’s auditor since 2022.
Charlotte, North Carolina
April 27, 2023

Report of Independent Registered Public Accounting Firm

To the Stockholders and the Board of Directors of Satellogic Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of Satellogic Inc. (the “Company”) as of December 31, 2021, the related consolidated statements of operations and comprehensive loss, redeemable preferred stock and stockholders’ equity (deficit) and cash flows for each of the two years in the period ended December 31, 2021, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2021 and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2021, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

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

/s/ Pistrelli, Henry Martin y Asociados S.R.L.
PISTRELLI, HENRY MARTIN Y ASOCIADOS S.R.L.
Member of Ernst & Young Global Limited

We served as the Company’s auditor from 2017 to 2022.
City of Buenos Aires, Argentina
April 27, 2023

SATELLOGIC INC.
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

	Year Ended December 31,
(in thousands of U.S. dollars, except share and per share amounts)	2022	2021	2020
Revenue	$6,012	$4,247	$—
Costs and expenses
Cost of sales, exclusive of depreciation shown separately below	3,284	1,876	—
General and administrative expenses	37,191	36,640	8,003
Research and development	13,055	9,636	5,924
Depreciation expense	14,326	10,728	3,031
Other operating expenses	29,023	14,002	5,449
Total costs and expenses	96,879	72,882	22,407
Operating loss	(90,867)	(68,635)	(22,407)
Other income (expense), net
Finance costs, net	(652)	(9,738)	35
Change in fair value of financial instruments	58,311	17,983	9,637
Loss on extinguishment of debt	—	(37,216)	(9,240)
Other income, net	1,140	1,069	594
Total other income (expense), net	58,799	(27,902)	1,026
Loss before income tax	(32,068)	(96,537)	(21,381)
Income tax (expense) benefit	(4,573)	232	(148)
Net loss available to common stockholders	$(36,641)	$(96,305)	$(21,529)
Other comprehensive loss
Foreign currency translation loss, net of tax	(226)	(86)	—
Comprehensive loss	$(36,867)	$(96,391)	$(21,529)

Basic loss per share for the period attributable to common stockholders	$(0.44)	$(5.78)	$(1.34)
Basic weighted-average common shares outstanding	83,188,276	16,655,634	16,029,826
Diluted loss per share for the period attributable to common stockholders	$(0.66)	$(5.78)	$(1.34)
Diluted weighted-average common shares outstanding	83,798,149	16,655,634	16,029,826
The accompanying notes are an integral part of the Consolidated Financial Statements.

SATELLOGIC INC.
CONSOLIDATED BALANCE SHEETS

	December 31,
(in thousands of U.S. dollars, except per share amounts)	2022	2021
ASSETS
Current assets
Cash and cash equivalents	$76,528	$8,533
Restricted cash	126	—
Accounts receivable, net of allowance of $3,237 and $1,794, respectively	1,388	1,196
Prepaid expenses and other current assets	3,198	2,695
Total current assets	81,240	12,424
Property and equipment, net	47,981	32,530
Operating lease right-of-use assets	8,171	2,955
Deferred income tax assets	—	1,640
Other non-current assets	6,463	369
Total assets	$143,855	$49,918
LIABILITIES, REDEEMABLE PREFERRED STOCK AND STOCKHOLDERS' EQUITY (DEFICIT)
Current liabilities
Accounts payable	$9,850	$6,650
Debt	—	108,473
Warrant liabilities	8,335	143,237
Earnout liabilities	1,353	—
Operating lease liabilities	2,176	985
Contract liabilities	1,941	935
Accrued expenses and other liabilities	6,417	23,435
Total current liabilities	30,072	283,715
Operating lease liabilities	6,063	2,083
Contract liabilities	1,000	1,000
Other non-current liabilities	522	2,552
Total liabilities	37,657	289,350
Commitments and contingencies (Note 20)
Redeemable preferred stock, $0.0001 par value	—	21,306
Stockholders' equity (deficit)
Preferred stock, $0.0001 par value	—	—
Common stock, $0.0001 par value	—	—
Treasury stock, at cost	(8,603)	(170,949)
Additional paid-in capital	337,928	96,471
Accumulated other comprehensive loss	(312)	(86)
Accumulated deficit	(222,815)	(186,174)
Total stockholders’ equity (deficit)	106,198	(260,738)
Total liabilities, redeemable preferred stock and stockholders' equity (deficit)	$143,855	$49,918
The accompanying notes are an integral part of the Consolidated Financial Statements.

SATELLOGIC INC.
CONSOLIDATED STATEMENTS OF REDEEMABLE PREFERRED STOCK AND STOCKHOLDERS' EQUITY (DEFICIT)

	Redeemable Series X Preferred Stock		Shares
(in thousands of U.S. dollars, except share information)	Shares	Amount	Preferred stock	Common stock	Additional paid-in capital	Treasury stock	Accumulated other comprehensive loss	Accumulated deficit	Total stockholders' equity (deficit)
Balance as of December 31, 2019	—	$—	8,740,398	15,961,703	$61,635	$—	$—	$(67,084)	$(5,449)
Adjustment to beginning balance related to adoption of U.S. GAAP	—	—	—	—	(123)			(1,261)	(1,384)
Issuance of stock	—	—	—	318,657	802	—	—	—	802
Net loss	—	—	—	—	—	—	—	(21,529)	(21,529)
Stock-based compensation	—	—	—	—	1,727	—	—	5	1,732
Balance as of December 31, 2020	—	—	8,740,398	16,280,360	64,041	—	—	(89,869)	(25,828)
Issuance of Redeemable Series X preferred stock	2,033,230	20,332	—	—	—	—	—	—	—
Dividends on Redeemable Series X preferred stock	—	974	—	—	—	—	—	—	—
Extinguishment of Convertible Notes	—	—	—	—	39,009	—	—	—	39,009
Exercise of stock options	—	—	—	1,102,494	791	—	—	—	791
Preferred stockholder transaction (Note 11)	—	—	(4,128,413)	—	(18,251)	(170,949)	—	—	(189,200)
Net loss	—	—	—	—	—	—	—	(96,305)	(96,305)
Comprehensive loss	—	—	—	—	—	—	(86)	—	(86)
Stock-based compensation	—	—	—	—	10,881	—	—	—	10,881
Balance as of December 31, 2021	2,033,230	21,306	4,611,985	17,382,854	96,471	(170,949)	(86)	(186,174)	(260,738)
Hannover Holdings Transaction (Note 11)	—	—	(149,817)	(51,700)	—	(5,853)	—	—	(5,853)
Merger transaction and Reverse Recapitalization	—	—	(4,462,168)	22,630,545	(165,804)	170,949	—	—	5,145
Issuance of Class A ordinary shares upon conversion of Convertible Notes	—	—	—	17,980,954	64,051	—	—	—	64,051
Redeemable Series X preferred stock accrued dividends	—	97	—	—	—	—	—	—	—
Conversion of redeemable Series X preferred stock and accrued dividends in connection with the Reverse Recapitalization	(2,033,230)	(21,403)	—	2,140,340	21,403	—	—	—	21,403
Reclassification of Columbia Warrant to equity	—	—	—	—	124,805	—	—	—	124,805
Repayment of Columbia Loan	—	—	—	—	(3,418)	—	—	—	(3,418)
Reclassification of Forfeiture Earnout Liability to equity	—	—	—	—	1,005	—	—	—	1,005
Issuance of Class A ordinary shares upon conversion of Cantor Loan	—	—	—	788,021	7,880	—	—	—	7,880
Issuance of Class A ordinary shares in connection with Forward Purchase Agreement	—	—	—	1,250,000	10,000	—	—	—	10,000
Issuance of Class A ordinary shares in connection with PIPE, net	—	—	—	6,108,332	47,028	—	—	—	47,028
Issuance of Class A ordinary shares in connection with Liberty Subscription Agreement, net	—	—	—	20,619,835	120,506	—	—	—	120,506
Repurchase of shares	—	—	—	(516,123)	—	(2,750)	—	—	(2,750)
Issuance of common stock upon exercise of Public Warrants	—	—	—	613,111	5,628	—	—	—	5,628
Net loss	—	—	—	—	—	—	—	(36,641)	(36,641)
Other comprehensive loss	—	—	—	—	—	—	(226)	—	(226)
Issuance of additional shares related to Cantor Loan Earnout	—	—	—	26,050	167	—	—	—	167
Exercise of stock options and RSUs vested	—	—	—	223,218	144	—	—	—	144
Withholding of stock units to satisfy tax withholding obligations upon the vesting of restricted stock units and exercise of stock options	—	—	—	—	(306)	—	—	—	(306)
Stock-based compensation	—	—	—	—	8,368	—	—	—	8,368
Balance as of December 31, 2022	—	$—	—	89,195,437	$337,928	$(8,603)	$(312)	$(222,815)	$106,198
The accompanying notes are an integral part of the Consolidated Financial Statements.

SATELLOGIC INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31,
(in thousands of U.S. dollars)	2022	2021	2020
Cash flows from operating activities:
Net loss	$(36,641)	$(96,305)	$(21,529)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation expense	14,326	10,728	3,031
Operating lease expense	2,015	548	298
Deferred tax expense (benefit)	1,601	(1,619)	(38)
Stock-based compensation	8,368	10,881	1,732
Interest expense	1,693	9,703	43
Change in fair value of financial instruments	(58,311)	(17,983)	(9,637)
Loss on debt extinguishment	—	37,216	9,240
Expenses related to Merger	9,859	—	—
Foreign exchange differences	(4,578)	(2,385)	(1,507)
Loss on disposal of property and equipment and right of use assets	996	579	372
Bad debt expense	1,736	1,794	—
Changes in operating assets and liabilities:
Accounts receivable	(1,928)	(4,691)	(221)
Prepaid expenses and other current assets	(1,855)	21	(14)
Accounts payable	(3,202)	1,421	6,474
Contract liabilities	1,006	480	455
Accrued expenses and other liabilities	(1,562)	21,622	497
Operating lease liabilities	(1,985)	(449)	(370)
Net cash used in operating activities	(68,462)	(28,439)	(11,174)
Cash flows from investing activities:
Acquisitions of property and equipment	(27,252)	(11,233)	(15,787)
Equity investment in OS	(3,653)	—	—
Other	53	3	14
Net cash used in investing activities	(30,852)	(11,230)	(15,773)
Cash flows from financing activities:
Proceeds from issuance of redeemable Series X preferred stock	—	20,332	—
Proceeds from issuance of debt	—	7,513	17,348
Repurchase of stock	(8,603)	—	—
Proceeds from exercise of Public Warrants	5,291	—	—
Proceeds from sale of common stock	167,504	—	—
Proceeds from exercise of stock options	144	791	802
Net cash provided by financing activities	164,336	28,636	18,150
Net increase in cash, cash equivalents and restricted cash	65,022	(11,033)	(8,797)
Effect of foreign exchange rate changes	4,237	2,299	1,507
Cash, cash equivalents and restricted cash - beginning of period	8,533	17,267	24,557
Cash, cash equivalents and restricted cash - end of period	$77,792	$8,533	$17,267
The accompanying notes are an integral part of the Consolidated Financial Statements.

SATELLOGIC INC.
Notes to Consolidated Financial Statements
(in thousands of U.S. dollars, except share and per share information, unless otherwise stated)
1. Nature of the Business and Basis of Presentation
Nature of the Business
On January 25, 2022 (the “Closing Date”), Satellogic Inc. (“Satellogic” or the “Company”), a BVI business company incorporated in the BVI as a company limited by shares, consummated the transactions contemplated by the Agreement and Plan of Merger dated as of July 5, 2021 (the “Merger Agreement”), by and among the Company, CF Acquisition Corp. V, a Delaware corporation (“CF V” and now known as “Satellogic V Inc.”), Ganymede Merger Sub 1 Inc., a BVI business company incorporated in the BVI as a company limited by shares and a direct wholly owned subsidiary of the Company, Ganymede Merger Sub 2 Inc., a Delaware corporation and a direct wholly owned subsidiary of the Company, and Nettar.
Nettar was, prior to the transaction, the holding company of the Satellogic group and was incorporated on October 7, 2014, under the laws of the BVI as a company limited by shares. The registered office of Satellogic is located at Kingston Chambers BOX 173 C/O Maples Corporate Services BVI LTD Road Town, Tortola D8 VG1110.
References to “Nettar” contained herein refer to Nettar Group Inc. prior to the mergers, and references to “the Company,” “we,” “our,” “us” or “Satellogic” refer to Satellogic Inc. prior to the mergers and to the combined company following the mergers.
Through our subsidiaries, we invest in the software, hardware, and optics of the aerospace industry focusing on satellite and image analytics technologies. Our strategy is to build a planetary scale analytics platform based on a proprietary satellite constellation with the capability to generate insights from images and information, with focus on multi-temporal analysis and high frequency of revisits. We also intend to leverage our ability to quickly build and launch high quality, sub-meter satellites at a low cost by selling satellites to certain key customers.
Basis of Presentation
The accompanying Consolidated Financial Statements as of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020 (“the Consolidated Financial Statements”) have been prepared in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”) and the rules and regulations of the U.S. Securities and Exchange Commission (“SEC”). The Company conducts business through one operating segment.
The accompanying Consolidated Financial Statements include our accounts and those of our wholly owned subsidiaries. All intercompany accounts and transactions, including the intercompany portion of transactions with equity method investees, have been eliminated in consolidation. The Consolidated Financial Statements are presented in United States dollars (hereinafter “U.S. dollars” or “$”).
Historically the consolidated financial statements were prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. For the Consolidated Financial Statements, we have prepared our consolidated financial statements in accordance with U.S. GAAP. The change from reporting in IFRS to U.S. GAAP was treated as a change in accounting standard, whereby we retrospectively applied the change to all prior reporting periods contained in these Consolidated Financial Statements. Where the initial adoption of U.S. GAAP resulted in a material change in an asset or liability, the adjustment was reported to the opening balance of accumulated deficit and additional paid-in capital as of January 1, 2020. Refer to Note 19 (Adoption of U.S. GAAP) for additional information.

Certain prior year amounts have been reclassified to conform to the current year presentation.
Emerging Growth Company

We are an “emerging growth company,” as defined in Section 2(a) of the Securities Act of 1933, as amended (“the Securities Act”), as modified by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). The JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Securities Exchange Act of 1934, as amended) are required to comply with

SATELLOGIC INC.
Notes to Consolidated Financial Statements
(in thousands of U.S. dollars, except share and per share information, unless otherwise stated)
the new or revised financial accounting standards. The JOBS Act provides that an emerging growth company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. We have elected not to opt out of such extended transition period, which means that when a standard is issued or revised that has different application dates for public or private companies, we can adopt the new or revised standard at the time required for private companies to adopt such standard. The foregoing may make comparison of our financial statements with those of another public company difficult or impossible if such other public company is (i) not an emerging growth company or (ii) is an emerging growth company that has opted out of using the extended transition period, due to the potential differences in accounting standards used.

Liquidity

Since our formation, we have devoted substantial effort and capital resources to the development of our satellite constellation and image technologies. As of December 31, 2022, we had an accumulated deficit of $222.8 million. For the year ended December 31, 2022, we had net cash used in operating activities of $68.5 million. As of December 31, 2022, we had cash and cash equivalents of $76.5 million.

We anticipate losses and negative operating cash flows to continue, primarily as a result of our satellite constellation expansion as we obtain adequate sources of funding through revenue growth. We believe we will have sufficient funding for at least the next 12 months from the date these Consolidated Financial Statements are issued.

Failure to generate revenue growth with sufficient positive cash flows from operations or to raise additional funding in the longer term may require us to alter, or scale back, our capital expenditures and could have a material adverse effect on our ability to achieve its intended business objectives.

2. Summary of Significant Accounting Policies
Use of Estimates
The preparation of the Consolidated Financial Statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Significant estimates and assumptions reflected in these Consolidated Financial Statements include, but are not limited to, revenue recognition; determination of useful lives of property and equipment; valuation of warrant liabilities, earnout liabilities, stock options; and determination of income tax. We evaluate our estimates and assumptions on an ongoing basis. Actual results could differ from those estimates and such differences may be material to the Consolidated Financial Statements.
Revenue Recognition
We recognize revenue in accordance with Topic 606 Revenue from contracts with customers. Revenue is recognized when a customer obtains control of promised goods or services. In addition, the standard requires disclosure of the nature, amount, timing, and uncertainty of revenue and cash flows arising from contracts with customers. The amount of revenue that is recorded reflects the consideration that we expect to receive in exchange for goods or services provided under such contracts. We apply the following five-step model in order to determine this amount: (i) identification of the promised goods in the contract; (ii) determination of whether the promised goods are performance obligations, including whether they are distinct in the context of the contract; (iii) measurement of the transaction price, including the constraint on variable consideration; (iv) allocation of the transaction price to the performance obligations; and (v) recognition of revenue when (or as) we satisfy each performance obligation.
Our main revenue stream is from services. We recognize as revenues the amount of the transaction price that is allocated to the respective performance obligation when or as the performance obligation is satisfied. Generally, our performance obligations are transferred to customers at a point in time, typically upon delivery. Our satellite imagery can be delivered to customers in two ways, either by providing access via our platform or via electronic delivery.

SATELLOGIC INC.
Notes to Consolidated Financial Statements
(in thousands of U.S. dollars, except share and per share information, unless otherwise stated)
The nature of our contracts does not currently give rise to variable consideration related to returns or refunds as those are not offered.
We evaluate contracts with a minimum purchase commitment to determine whether we expect to be entitled to a breakage amount. We consider the requirements on constraining estimates variable consideration. The following factors are evaluated when assessing the increased likelihood of a significant revenue reversal: (i) the amount of consideration is highly susceptible to factors outside our influence or control (e.g., volatility in a market, judgment of action of third parties, weather conditions), (ii) uncertainty about the amount of consideration is not expected to be resolved for a long period of time, (iii) our experience with similar types of contracts is limited, or that experience has limited predictive value, (iv) we have a practice of either offering a broad range of price concessions or changing the payment terms and conditions of similar contracts in similar circumstances, and (v) the contract has a large number and broad range of possible consideration amounts.
We exclude amounts collected on behalf of third parties, such as sales taxes, when determining transaction price.
Contract liabilities consist of payments received from customers, or such consideration that is contractually due, in advance of providing the product or performing services.
We generally do not enter into long-term financing arrangements or payment plans with customers. Although our business practice is not to enter into contracts with non-cash consideration, at times this may occur. In these instances, we determine the fair value of the non-cash consideration at contract inception and includes this value as part of the total arrangement consideration. In instances where we cannot reasonably estimate the fair value of the non-cash consideration, we will measure the consideration indirectly by reference to its stand-alone selling price of the goods promised to the customer in exchange for consideration.
Fair Value Measurement
Certain assets and liabilities are carried at fair value in accordance with U.S. GAAP.
Valuation techniques used to measure fair value requires us to utilize observable and unobservable inputs. The hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). Financial instruments carried at fair value are to be classified and disclosed in one of the following three levels of the fair value hierarchy, of which the first two are considered observable and the last is considered unobservable:
•Level 1: Quoted prices in active markets for identical assets or liabilities.
•Level 2: Valuation techniques for which the lowest level input that is significant to the fair value measurement is directly or indirectly observable.
•Level 3: Valuation techniques for which the lowest level input that is significant to the fair value measurement is unobservable.
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
Credit risk management
Credit risk is the risk that a counterparty fails to discharge an obligation to us. We are exposed to credit risk from financial assets including cash, cash equivalents and restricted cash held at banks, trade and other receivables.

SATELLOGIC INC.
Notes to Consolidated Financial Statements
(in thousands of U.S. dollars, except share and per share information, unless otherwise stated)
The credit risk is managed based on our credit risk management policies and procedures. Credit risk of any entity doing business with us is systematically analyzed, including aspects of a qualitative nature. The measurement and assessment of our total exposure to credit risk covers all financial instruments involving any counterparty risk.
The credit risk in respect of cash balances held with banks and deposits with banks are managed via diversification of bank deposits and are only with major reputable financial institutions.
As our risk exposure is mainly influenced by the individual characteristics of each customer, we continuously analyze the creditworthiness of significant debtors. Accounts receivable are non-interest bearing and generally on terms of 30 to 90 days.

Impairment of Assets

We assess potential impairments to long-lived assets whenever events or changes in circumstances indicate that the carrying amount may not be fully recoverable. An impairment is considered to exist if the total estimated future cash flows on an undiscounted basis are less than the carrying amount of the assets or asset group. We performed an impairment test as of December 31, 2022, 2021 and 2020 due to our net loss for those years and concluded that the asset group is not impaired.

Estimates of future cash flows are highly subjective judgments based on management’s experience and knowledge of the Company's operations. These estimates can be significantly impacted by many factors, including changes in global economic conditions, operating costs, obsolescence of technology and competition.

If estimates or underlying assumptions change in the future, we may be required to record impairment charges. If the fair value of an asset group is less than its carrying amount, then the carrying amount of the asset group would be reduced to its fair value. That reduction is an impairment loss that would be recognized in the Consolidated Statements of Operations and Comprehensive Loss.

Equity Method Investments

We account for equity investments in which we have significant influence, but not a controlling financial interest, using the equity method of accounting. Under the equity method of accounting, investments are initially recorded at cost, less impairment, and subsequently adjusted to recognize our share of earnings or losses as a component of Other income (expense), net in the Consolidated Statements of Operations and Comprehensive Loss. Our equity method investments are required to be reviewed for impairment when it is determined there may be an other-than-temporary loss in value. We have not recorded any impairment losses related to our equity method investments during the year ended December 31, 2022. We did not hold any equity investments in 2021 or 2020.

Stock-Based Compensation

We measure and recognize all stock-based compensation expense based on estimated fair values for all stock-based awards made to employees and non-employees. Compensation cost is recognized over the requisite service period for each separate tranche, as though each tranche of the award is, in substance, a separate award. The expense calculation includes estimated forfeiture rates, which have been developed based upon historical experience.

The fair values for stock options are calculated using the Black-Scholes option pricing model using the following inputs:

Expected term - The simplified method is used to calculate the expected term.

Expected volatility - We determine the expected stock price volatility based on the historical volatilities of guideline companies from comparable industries.

Expected dividend yield - We do not use a dividend rate due to the fact that we have never declared or paid cash dividends on the Company’s common stock and we do not anticipate doing so in the foreseeable future.

Risk-free interest rate - We base our interest rate on a treasury instrument for which the term is commensurate with the maximum expected life of the stock options.

SATELLOGIC INC.
Notes to Consolidated Financial Statements
(in thousands of U.S. dollars, except share and per share information, unless otherwise stated)

The fair values for restricted stock units ("RSUs") with service-based vesting conditions are calculated based upon our closing stock price on the date of the grant.

Foreign Currencies
The financial position and results of operations of certain of our foreign subsidiaries are measured using the local currency as the functional currency. Revenues and expenses of these subsidiaries have been translated into U.S. dollars at average exchange rates prevailing during the period. Assets and liabilities of these subsidiaries have been translated at the exchange rates as of the balance sheet date. Translation gains and losses are recorded in accumulated other comprehensive loss.
Aggregate foreign currency gains and losses, such as those resulting from the settlement of receivables or payables, foreign currency contracts and short-term intercompany advances in a currency other than the relevant subsidiary’s functional currency, are recorded currently in the Consolidated Statements of Operations and Comprehensive Loss (included in other income, net) and resulted in gains of $1,576, $1,022, and $594 during the years ended December 31, 2022, 2021, and 2020, respectively.
Leases
We determine if a contract is a lease or contains a lease at inception. On the lease commencement date, we recognize a right-of-use (“ROU”) asset and lease liability related to operating type leases. The cost of ROU assets includes the amount of lease liabilities recognized, initial direct costs incurred, and lease payments made at or before the commencement date less any lease incentives received. Operating lease liabilities are recorded based on the present value of the future lease fixed payments. In determining the present value of future lease payments, we use our incremental borrowing rate applicable to the economic environment and the duration of the lease based on the information available at the commencement date as the majority of leases do not provide an implicit rate. For real estate and equipment contracts, we generally account for the lease and non-lease components as a single lease component. In assessing the lease term, we include options to renew only when we are reasonably certain that such option(s) will be exercised; a determination which is at our sole discretion. Variable lease payments are recognized as expenses in the period incurred. For leases with an initial term of 12 months or less, we have elected to not record an ROU asset and lease liability. We record lease expense on a straight-line basis over the shorter of the lease term and the estimated useful lives of the assets, beginning on the commencement date.
We remeasure and reallocate the consideration in a lease when there is a modification of the lease that is not accounted for as a separate contract. The lease liability is remeasured when there is a change in the lease term or in the assessment of whether we will exercise a lease option. We assess ROU assets for impairment in accordance with our long-lived asset impairment policy.
We account for lease agreements with contractually required lease and non-lease components on a combined basis. Lease payments made for cancellable leases, variable amounts that are not based on an observable index and lease agreements with an original duration of less than 12 months are recorded directly to lease expense.
For the periods presented, we do not have any financing type leases.
Accounts Receivable and Allowance for Doubtful Accounts
Trade accounts receivable are stated at the amount owed by the customer, net of allowances for estimated doubtful accounts, discounts, returns and rebates. We measure the allowance for doubtful accounts based on the estimated loss.
In calculating an allowance for doubtful accounts, we use our historical experience, external indicators and an aging method. We assess impairment of trade accounts receivable on a collective basis as they possess shared credit risk characteristics which have been grouped based on the days past due.

SATELLOGIC INC.
Notes to Consolidated Financial Statements
(in thousands of U.S. dollars, except share and per share information, unless otherwise stated)
Accounts are written off against the allowance account when they are determined to be no longer collectible. The following table shows the activity in the allowance for doubtful accounts for the years ended December 31, 2022 and 2021:

	December 31,
	2022	2021
Allowance for doubtful accounts as of beginning of period	$1,794	$—
Provision	1,736	1,794
Write-offs	—	—
Foreign exchange and other	(293)	—
Allowance for doubtful accounts as of end of period	$3,237	$1,794
Cash, Cash Equivalents and Restricted Cash
Cash and cash equivalents include deposits in banks and short-term (original maturities of three months or less at the time of purchase), highly liquid investments that are readily convertible to known amounts of cash with a maturity of three months or less at the time of purchase.

Restricted cash, including amounts in Other non-current assets, represents amounts pledged as guarantees for sales and lease agreements as contractually required.

	December 31,
	2022	2021
Cash and cash equivalents	$76,528	$8,533
Restricted cash	126	—
Restricted cash included in Other non-current assets	1,138	—
Total cash, cash equivalents and restricted cash	$77,792	$8,533

Cash Flow Information

	Year Ended December 31,
	2022	2021	2020
Cash paid during the period for:
Income tax, net of refunds	$758	$96	$59
Interest	$3,520	$49,283	$27,286

3. Accounting Standards Updates (“ASU”)
Accounting Standards Recently Adopted
In May 2021, the FASB issued ASU 2021-04, Earnings per Share (Topic 260), Debt-Modifications and Extinguishments (Subtopic 470-50), Compensation-Stock Compensation (Topic 718), and Derivatives and Hedging-Contracts in Entity’s Own Equity (Subtopic 815-40), which clarifies and reduces diversity in an issuer’s accounting for modifications or exchanges of freestanding equity-classified written call options (for example, warrants) that remain equity classified upon modification or exchange. This ASU is effective for all entities for fiscal years beginning after December 15, 2021, including interim periods within those fiscal years. An entity applies the amendments prospectively to modifications or exchanges occurring on or after the effective date of the amendments. We adopted this guidance as of January 1, 2022. The impact of adopting this new guidance was not material to the consolidated financial statements.

SATELLOGIC INC.
Notes to Consolidated Financial Statements
(in thousands of U.S. dollars, except share and per share information, unless otherwise stated)

In January 2020, the FASB issued ASU 2020-01, Investments—Equity Securities (Topic 321), Investments—Equity Method and Joint Ventures (Topic 323), and Derivatives and Hedging (Topic 815)—Clarifying the Interactions between Topic 321, Topic 323, and Topic 815 (a consensus of the Emerging Issues Task Force), which clarifies the interaction of accounting for equity securities, investments accounted for under the equity method of accounting, and the accounting for certain forward contracts and purchase options, under the aforementioned topics. This ASU is effective for all entities for fiscal years beginning after December 15, 2021, including interim periods within those fiscal years. An entity applies the amendments prospectively to modifications or exchanges occurring on or after the effective date of the amendments. We adopted this guidance as of January 1, 2022. The impact of adopting this new guidance was not material to the consolidated financial statements.

In December 2019, the FASB issued ASU No. 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes (“ASU 2019-12”) which is part of the FASB’s overall simplification initiative to reduce the costs and complexity of applying accounting standards while maintaining or improving the usefulness of the information provided to users of financial statements. ASU 2019-12 simplifies accounting guidance for intra-period allocations, deferred tax liabilities, year-to-date losses in interim periods, franchise taxes, step-up in tax basis of goodwill, separate entity financial statements, and interim recognition of tax laws or rate changes. ASU 2019-12 is effective for emerging growth companies following private company adoption dates in fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022, with early adoption permitted. We adopted this guidance as of January 1, 2022. The impact of adopting this new guidance was not material to the consolidated financial statements.

Accounting Standards Not Yet Adopted

In June 2016, the FASB issued ASU No. 2016-13, Credit Losses - Measurement of Credit Losses on Financial Instruments (“ASU 2016-13”). ASU 2016-13 requires entities to use a forward-looking approach based on current expected credit losses to estimate credit losses on certain types of financial instruments, including trade receivables, resulting in an earlier recognition of losses than under the current incurred loss approach, which requires waiting to recognize a loss until it is probable of being incurred. This standard is effective for us beginning January 1, 2023 and will be adopted using the modified retrospective transition method through a cumulative-effect adjustment to retained earnings as of the effective date. Upon adoption, the standard is expected to only impact our account for credit losses related to accounts receivable. In preparation for the adoption of the new standard, we have updated certain policies and related processes, but we do not expect the adoption of this new guidance will have a material impact on the Consolidated Financial Statements.
4. Reverse Recapitalization
On January 25, 2022, and pursuant to the Merger Agreement, the merger between the Company and CF V (the “Merger”) was accounted for as a reverse recapitalization (the “Reverse Recapitalization”) in accordance with U.S. GAAP. Under this method of accounting, CF V was treated as the “acquired” company and Satellogic was treated as the acquirer for financial reporting purposes. Accordingly, for accounting purposes, the reverse recapitalization was treated as the equivalent of the Company issuing stock for the net assets of CF V, accompanied by a recapitalization. The net assets of CF V were stated at historical cost, with no goodwill or other intangible assets recorded. Operations prior to the Merger represent those of the Company.
The transaction resulted in net cash proceeds of $168 million, after transaction expenses and debt repayment, through the contribution of cash held in CF V’s trust account, net of redemptions by CF V’s public stockholders, and a concurrent private placement offering led by SoftBank’s SBLA Advisers Corp. and Cantor Fitzgerald & Co. (“CF&Co.”), among other institutional investors, and the Liberty Investment, as defined and described further below.
On the Closing Date, the Company consummated the Merger contemplated by the Merger Agreement, including the following:

SATELLOGIC INC.
Notes to Consolidated Financial Statements
(in thousands of U.S. dollars, except share and per share information, unless otherwise stated)
Private Placement (“PIPE”) Investment
Pursuant to the relevant subscription agreement, Satellogic issued 5,816,770 Class A ordinary shares and a non-redeemable warrant (“PIPE Warrant”) to purchase 2,500,000 Class A ordinary shares to a PIPE investor at an exercise price of $20.00 per share, for an aggregate purchase price of $58.2 million.
Forward Purchase Agreement
In July 2021, CFAC Holdings V, LLC (the “Sponsor”), CF V, and Satellogic entered into the Amended and Restated Forward Purchase Agreement (“FPA”), pursuant to which Satellogic issued to the Sponsor 1,250,000 Class A ordinary shares, and warrants to purchase an additional 333,333 Class A ordinary shares at an exercise price of $11.50 per share (“Forward Purchase Warrant”), for an aggregate purchase price of $10.0 million.
Cantor Loan
Satellogic and Cantor Fitzgerald Securities (“CF Securities”) entered into a Secured Promissory Note, dated December 23, 2021 (the “Promissory Note”), pursuant to which CF Securities agreed to loan $7.5 million to Satellogic (the “Cantor Loan”). On January 18, 2022, CF Securities, Satellogic and Nettar entered into the Promissory Note Waiver Letter (the “Promissory Note Waiver Letter”) pursuant to which Satellogic and CF Securities agreed that the Company would repay the Cantor Loan, including all principal and interest by the issuance of 788,021 Class A ordinary shares. Such repayment occurred on the Closing Date.

Redeemable Series X Preferred Stock
Per the transaction, the 2,033,230 outstanding shares of redeemable Series X preferred stock and accrued dividends in the amount of $21.4 million were converted to 2,140,340 Class A ordinary shares.
Liberty Investment
On January 18, 2022, Satellogic and CF V entered into the Liberty Subscription Agreement with an investor (the “Liberty Investor”). Satellogic agreed to issue and sell to the Liberty Investor (i) 20,000,000 of Satellogic’s Class A ordinary shares (the “Liberty Shares”), (ii) a warrant to purchase up to 5,000,000 Satellogic’s Class A ordinary shares at an exercise price of $10.00 per share (the “$10.00 Liberty Warrant”), and (iii) a warrant to purchase up to 15,000,000 of Satellogic’s Class A ordinary shares at an exercise price of $15.00 per share (the “$15.00 Liberty Warrant”, and together with the $10.00 Liberty Warrant, the “Liberty Warrants”), in a private placement for an aggregate purchase price of $150.0 million. The transaction closed on February 10, 2022 (the “Liberty Closing” and the transaction collectively, the “Liberty Investment”).

An advisory fee is payable by Satellogic in exchange for advisory services to be provided to Satellogic from time to time until a Cessation Event (as defined in the Liberty Subscription Agreement). The advisory fee includes a warrant to purchase 2,500,000 of Satellogic’s Class A ordinary shares at an exercise price of $10.00 per share (the “Liberty Advisory Fee Warrant”), which was issued at the Liberty Closing, and for so long as a Cessation Event has not occurred, $1.25 million to be paid in cash on the 18-month anniversary of the Liberty Closing and on the last day (or, if not a business day, the immediately following business day) of each of the following five successive three-month anniversaries of such 18-month anniversary (each, an “Advisory Fee Cash Payment” and together, the “Advisory Fee Cash Payments”), representing an aggregate of up to $7.5 million in Advisory Fee Cash Payments.

The Liberty Advisory Fee Warrant became exercisable as of and from February 10, 2023, and will expire on the fifth anniversary of the Liberty Closing (i.e., February 10, 2027). The Liberty Advisory Fee Warrant is subject to substantially the same terms as the Liberty Warrants.
Transaction Fees

On January 18, 2022, CF V, Satellogic and CF&Co. entered into the CF Fee Letter, pursuant to which Satellogic agreed to pay cash of $5.0 million and issue an aggregate of 2,058,229 of Satellogic’s Class A ordinary shares in payment of certain Merger-related transaction fees. Such payments were made on the Closing Date.

SATELLOGIC INC.
Notes to Consolidated Financial Statements
(in thousands of U.S. dollars, except share and per share information, unless otherwise stated)
Company Stockholders
In connection with the Merger Transaction:
•the common stock and preferred stock of Nettar that were issued and outstanding immediately prior to the Merger were automatically canceled and ceased to exist in exchange for Satellogic’s Class A ordinary shares, as determined in accordance with the Merger Agreement;
•all Convertible Notes of Nettar converted into Nettar Preferred Shares which were exchanged for shares of Satellogic’s Class A ordinary shares as determined in the Merger Agreement;
•all options to purchase common stock of Nettar were assumed by the Company and became options to purchase Satellogic’s Class A ordinary shares as determined in accordance with the Merger Agreement;
•the Columbia Warrant (as defined below) outstanding immediately prior to the Merger became exercisable for that number of Satellogic’s Class A ordinary shares as determined in accordance with the Merger Agreement.
The following table illustrates the shares issued to our stockholders after giving effect to the 3.3028 Exchange Ratio in accordance with the transactions contemplated by the Merger Agreement as of the Closing Date and the issuance of shares pursuant to the transactions described above:

Company stockholders	Shares
Class A stockholders immediately prior to merger	17,215,336
Series A preferred stockholders	7,968,316
Series B preferred stockholders	4,597,928
Series B-1 preferred stockholders	2,171,399
2018 convertible noteholders	5,581,416
2019 convertible noteholders	7,846,333
2020 convertible noteholders	4,553,205
Redeemable Series X preferred stockholders	2,140,340
Liberty investors	20,000,000
PIPE investors	5,816,770
Shares issued for Cantor loan repayment	788,021
Shares issued to Sponsor under Forward Purchase Securities Agreement	1,250,000
Issuance of shares for transaction fees	2,058,229
CF V shares	6,837,354
88,824,647

5. Revenue from Contracts with Customers
During the year ended December 31, 2022, we recognized revenue of $6.0 million, of which $1.6 million was recognized over time and $4.4 million was recognized at a point-in-time. During the year ended December 31, 2021, we recognized revenue of $4.2 million, of which $3.8 million was recognized over time and $0.4 million was recognized at a point-in-time. We did not recognize any revenue in 2020.

SATELLOGIC INC.
Notes to Consolidated Financial Statements
(in thousands of U.S. dollars, except share and per share information, unless otherwise stated)
Information about our revenue by geography is as follows:

	Year Ended December 31,
	2022	2021
Revenue by geography (1)
Asia Pacific	$1,531	$3,988
North America	3,438	201
Other	1,043	58
Total revenue	$6,012	$4,247
(1)Revenue by geography is based on the geographical location of the customer.
Two customers each accounted for more than 10% of our revenue totaling $4.8 million for the year ended December 31, 2022. One customer accounted for more than 10% of our revenue totaling $3.9 million for the year ended December 31, 2021.

Contract Liabilities and Remaining Performance Obligations
Our contract liabilities consist of payments received from customers, or such consideration contractually due, in advance of providing the relevant satellite imagery or related service. Amounts included in Contract liabilities are as follows:

	December 31,
	2022	2021
Non-current	$1,000	$1,000
Current	1,941	935
Total	$2,941	$1,935
During the year ended December 31, 2022, we recognized revenue of $0.9 million that was included as a Contract liability as of December 31, 2021. During the year ended December 31, 2021, we recognized revenue of $0.5 million that was included as a Contract liability as of December 31, 2020.

A contract’s transaction price is allocated to each distinct performance obligation and recognized as revenue when, or as, the performance obligation is satisfied. The following table represents the total transaction price for the remaining performance obligations as of December 31, 2022 related to non-cancellable contracts longer than 12 months in duration that is expected to be recognized over future periods.

	Within 1 Year	Years 1-2	Years 2-3	Thereafter
Remaining performance obligations	$6,422	$11,296	$3,860	$—

SATELLOGIC INC.
Notes to Consolidated Financial Statements
(in thousands of U.S. dollars, except share and per share information, unless otherwise stated)

6. Warrant Liabilities

	Liberty Warrants and Liberty Advisory Fee Warrant	PIPE Warrant	Columbia Warrant	$8.63 Warrants	Total Warrant Liabilities
As of December 31, 2021	$—	$—	$143,237	$—	$143,237
Warrants issued	$30,853	$1,312	$—	$4,872	$37,037
Change in fair value of financial instruments	(24,662)	(1,001)	(18,635)	(2,702)	(47,000)
Write-off of deferred costs	—	—	203	—	203
Settlements	—	—	—	(337)	(337)
Reclassification to equity	—	—	(124,805)	—	(124,805)
As of December 31, 2022	$6,191	$311	$—	$1,833	$8,335

Liberty Warrants and Liberty Advisory Fee Warrant

The Liberty Warrants and the Liberty Advisory Fee Warrant were initially recognized as a liability with a fair value of $30.9 million. The Liberty Warrants and the Liberty Advisory Fee Warrant remain unexercised and were remeasured to fair value of $6.2 million as of December 31, 2022.

PIPE Warrant

The PIPE Warrant was initially recognized as a liability with a fair value of $1.3 million. The PIPE Warrant remains unexercised and was remeasured to fair value of $0.3 million as of December 31, 2022.

Columbia Warrant

In March 2021, we issued a warrant to purchase up to 15,931,360 shares of our common stock (“Columbia Warrant”) at an exercise price of $2.51635975 per share, or an aggregate of $40.1 million, in connection with the loan agreement between us and Columbia River Investment Limited (“Columbia”).

The Columbia Warrant is exercisable the earlier of 25 years from the effective date or the date in which the warrant is exercised in full.

The Columbia Warrant was initially recognized on March 8, 2021 as a liability with a fair value of $161.2 million, and was remeasured to a fair value of $143.2 million as of December 31, 2021. We recognized a gain from the remeasurement of the Columbia Warrant of $18.6 million for the year ended December 31, 2022. The fair value of the Columbia Warrant of $124.8 million was reclassified to additional paid-in capital in connection with the Merger.

$8.63 Warrants

In connection with the Merger, we entered into an Assignment, Assumption and Amendment Agreement (the “Amended Warrant Agreement”), dated January 25, 2022, with the Sponsor and CF V that amends the Warrant Agreement (the “Existing Warrant Agreement”), dated January 28, 2021.

Pursuant to the Existing Warrant Agreement, we issued Public Warrants to purchase 8,333,333 Class A ordinary shares and 200,000 private placement Warrants. Additionally, we agreed to issue the Forward Purchase Warrant to purchase 333,333 Class A ordinary shares pursuant to the Amended and Restated Forward Purchase Agreement (together, with the Public Warrants and the private placement Warrants, the “$8.63 Warrants”).

SATELLOGIC INC.
Notes to Consolidated Financial Statements
(in thousands of U.S. dollars, except share and per share information, unless otherwise stated)
All of the $8.63 Warrants are governed by the Existing Warrant Agreement. The $8.63 Warrants became exercisable 30 days after the Closing Date, or February 25, 2022, and will expire five years after the Closing Date (January 25, 2027), or earlier upon redemption or liquidation.

The $8.63 Warrants were initially recognized as a liability with a fair value of $4.9 million. On April 1, 2022, we determined pursuant to a warrant agreement executed by CF V on January 28, 2021, as modified and assumed by an assignment and assumption agreement executed on January 25, 2022, that the warrant price with respect to the warrants issued and outstanding was adjusted from $11.50 to $8.63 and the redemption price was adjusted from $18.00 to $13.50.

Public Warrants to purchase 613,111 Class A ordinary shares were exercised during the year ended December 31, 2022.
7. Earnout Liabilities

	Sponsor Earnout	Forfeiture Earnout	Total Earnout Liabilities
As of December 31, 2021	$—	$—	$—
Additions	$8,022	$6,135	$14,157
Change in fair value of financial instruments	(6,669)	(5,130)	(11,799)
Reclassification to equity	—	(1,005)	(1,005)
As of December 31, 2022	$1,353	$—	$1,353

Sponsor Earnout

Pursuant to that certain Sponsor Support Agreement, dated as of July 5, 2021, by and among us, the Sponsor and Nettar, the Sponsor has agreed that during the period between the Closing and the five-year anniversary of the Closing, the Sponsor shall not sell, transfer or otherwise dispose of Class A ordinary shares equal to 1,869,000 less 30% of Forfeiture Escrow Shares retired and canceled (“Sponsor Earnout”). The Sponsor Earnout is subject to potential forfeiture to us for no consideration until the occurrence of each tranche’s respective earnout triggering event. The earnout triggering events related to achieving a closing price at or above $12.50, $15.00 and $20.00 per share, respectively, for any 10 trading days over a 20 trading day period were not satisfied during the year ended December 31, 2022. As a result, the 1,775,962 Class A ordinary shares were not vested and are subject to transfer restrictions and contingent forfeiture provisions.

The estimated fair value of the Sponsor Earnout liability is based on a Monte Carlo simulation valuation model using a distribution of potential outcomes on a semi-annual basis over the earnout period, using the most reliable information available. Assumptions used in the valuation are as follows:

	January 25,	December 31,
	2022	2022
Expected term (in years)	5.00	4.07
Dividend yield (%)	—	—
Expected volatility	30%	50.4%
Risk-free interest rate	1.6%	4.1%
Expected number of shares	1,842,759	1,775,962

Forfeiture Earnout

In connection with the closing of the Merger (the “Closing”), we delivered 310,127 shares of our Class A ordinary shares to an escrow account (“Forfeiture Escrow Shares”). The Forfeiture Escrow Shares were held in escrow for a 30-day adjustment period subsequent to the Closing Date, subject to forfeiture, depending on the VWAP. If the VWAP during the adjustment period was $10.00 or more, all Forfeiture Escrow Shares would be released. For the five-year period following the adjustment period, if the closing price of the shares on the principal exchange or securities market on which such securities are listed or quoted is at or above $15.00 for 10 out of 20 trading days, which do not have to be consecutive, the stockholders will have the right to receive their respective portions of shares back.

SATELLOGIC INC.
Notes to Consolidated Financial Statements
(in thousands of U.S. dollars, except share and per share information, unless otherwise stated)

The shares were forfeited because the VWAP was below $10.00. The Forfeiture Earnout was initially recognized as a liability with a fair value of $6.1 million. The liability was remeasured to a fair value of $1.0 million at the end of the adjustment period and reclassified as an equity instrument.
8. Property and Equipment
Property and equipment, net consists of the following:

	Estimated Useful Life (in years)	December 31,
		2022	2021
Satellites in orbit	3	$54,370	$43,716
Satellites under construction	Not applicable	22,194	10,558
Leasehold improvements	5-10	6,433	769
Other property and equipment	3-10	4,146	2,138
Total property and equipment		87,143	57,181
Less: Accumulated depreciation		(39,162)	(24,651)
Property and equipment, net		$47,981	$32,530

Provisions for depreciation are based on estimated useful lives of the assets using the straight-line method.
Information related to our property and equipment and operating lease ROU assets by geography is as follows:

	December 31,
	2022	2021
Uruguay	$43,134	$33,208
Argentina	1,346	1,250
Spain	729	791
Netherlands	9,471	—
Other countries	1,472	236
Total (1) (2) (3)	$56,152	$35,485
(1)Non-current assets include property and equipment, net and operating lease right-of-use assets.
(2)The presentation in the table above is based on the geographic location of the entity that holds the assets.
(3)We do not have any non-current assets in the country of incorporation of the holding company.
9. Additional Financial Statement Information
Prepaid Expenses and Other Current Assets

	December 31,
	2022	2021
Prepaid expenses and other current assets
Prepaid expenses	$1,767	$1,153
Advances to suppliers	588	829
Other current assets	843	713
Total	$3,198	$2,695

SATELLOGIC INC.
Notes to Consolidated Financial Statements
(in thousands of U.S. dollars, except share and per share information, unless otherwise stated)
Accrued Expenses and Other Liabilities

	December 31,
	2022	2021
Accrued expenses and other liabilities
Accrued professional fees related to Merger(1)	$—	$16,263
Provisions	71	2,934
Payroll and benefits payable	3,289	2,545
Other taxes payable	3,128	2,045
Other	451	2,200
Total	$6,939	$25,987

Total current	$6,417	$23,435
Total non-current	$522	$2,552
(1)Refer to Note 4 (Reverse Recapitalization) for further details on the Merger.
Finance Costs, Net

	Year Ended December 31,
	2022	2021	2020
Finance costs, net
Interest expense	$(1,596)	$(8,729)	$(43)
Redeemable Series X preferred stock dividends	(97)	(974)	—
Other finance costs	(123)	(71)	—
Interest income	1,164	36	78
Total	$(652)	$(9,738)	$35

10. Income Tax
We are incorporated in the BVI. See Item 10.E, “BVI Taxation,” for a description of considerations applicable to BVI taxation. Our operations are conducted through various subsidiaries in a number of countries throughout the world with significant operations in Uruguay, where we operate in a free trade zone. Consequently, income tax has been provided based on the laws and tax rates in effect in the countries in which operations are conducted or in which our subsidiaries are considered resident for corporate income tax purposes, including Argentina, China, Israel, the Netherlands, Spain,

SATELLOGIC INC.
Notes to Consolidated Financial Statements
(in thousands of U.S. dollars, except share and per share information, unless otherwise stated)
Uruguay, and the United States. Our provision for (benefit from) income tax for the years ended December 31, 2022, 2021 and 2020 is as follows:

	Year Ended December 31,
	2022	2021	2020
Current	$2,972	$1,387	$186
Deferred	1,601	(1,619)	(38)
Total provision for (benefit from) income tax	$4,573	$(232)	$148
We maintain the exception under ASC 740-270-30-36(b), Accounting for Income Taxes, for jurisdictions that do not have reliable estimates of income.
As of December 31, 2022, we have gross unrecognized tax benefits of $3.9 million, exclusive of interest and penalties. If recognized, $2.0 million would reduce our effective tax rate. If applicable, we accrue interest and penalties related to uncertain tax positions as a component of the income tax provision.

A reconciliation of the beginning and ending amounts of our gross unrecognized tax benefits is as follows.

Year Ended December 31,
2022
Balance at January 1	$—
Increases (decreases) in tax positions related to the current period	—
Increases (decreases) in tax positions related to prior periods	3,889
Increases (decreases) related to prior year tax positions as a result of lapse of statute	—
Balance at December 31	$3,889

We did not have any unrecognized tax benefits in 2021 or 2020.

The BVI does not impose an income tax. Our provision for (benefit from) income tax differed from the 0% tax rate imposed in the BVI due to the following items for the years ended December 31, 2022, 2021 and 2020:

	Year Ended December 31,
	2022	2021	2020
Loss before income tax	$(32,068)	$(96,537)	$(21,381)

Provision for (benefit from) income tax at weighted-average statutory rates	—	—	—
U.S. state and local income tax, net of federal benefit	(3)	5	(4)
U.S. foreign-derived intangible income deduction	(141)	(200)	—
Argentina Tax Inflation Adjustment	239	(381)	(198)
Change in valuation allowances	4,283	3,648	1,198
Uncertain tax positions	2,293	—	—
Change in carryforward attributes	(1,740)	—	—
Effect of rates different than statutory	(423)	(3,300)	(828)
Tax credits	(112)	—	—
Other	177	(4)	(20)
Total	$4,573	$(232)	$148
The change in the effective tax rate from December 31, 2021 to December 31, 2022 is primarily related to management’s

SATELLOGIC INC.
Notes to Consolidated Financial Statements
(in thousands of U.S. dollars, except share and per share information, unless otherwise stated)
decision to record a full valuation allowance on deferred tax assets on a worldwide basis due to the consolidated three-year cumulative loss position.

Deferred tax assets and liabilities as of December 31, 2022 and 2021 consisted of the following:

	December 31,
	2022	2021
Deferred income tax assets:
Stock-based compensation	$3,023	$2,053
Bad debt expense	415	407
Deferred financing costs	806	—
Other	193	419
Net operating loss carryforwards	1,365	6,245
Total deferred income tax assets	5,802	9,124
Valuation allowance	(5,802)	(7,484)
Total deferred income tax assets (liabilities), net	$—	$1,640
The assessment of the realizability of the deferred income tax assets is based on all available positive and negative evidence. Such evidence includes, but is not limited to, recent cumulative earnings or losses at the worldwide consolidated level, expectations of future taxable income by taxing jurisdiction, and the carry-forward periods available for the utilization of deferred income tax assets. The assessment of the recoverability of deferred income tax assets will not change until there is sufficient evidence to support their realizability.
Below is a summary of our estimated loss and tax credit carryforwards at December 31, 2022. Our tax attributes are subject to limitations on utilization due to historic ownership changes and may be subject to future limitations upon subsequent change of control, as defined by the Internal Revenue Code Sections 382 and 383.

Net Operating Loss	Expiration	Gross Amount Carried Forward	Net Amount Recognized as of December 31, 2022
Argentina	December 31, 2023 - December 31, 2027	$7,864	$—
Netherlands	Indefinite	2,856	—
China	December 31, 2026 - December 31, 2027	2,258	—
United States	Indefinite	280	—
Uruguay	December 31, 2026 - December 31, 2027	19	—
As of December 31, 2022 and 2021, we had $13.3 million and $20.9 million of net operating loss (“NOL”) carryforwards, respectively.
In the normal course of business, we are subject to examination by taxing authorities. Tax years vary by jurisdiction, ranging from 2017 to 2022 remaining open for examination.
11. Stockholders’ Equity (Deficit)
Reverse Recapitalization
The Consolidated Statements of Redeemable Preferred Stock and Stockholders’ Equity (Deficit) reflect the Merger and reverse recapitalization as of January 2022 as discussed in Note 4 (Reverse Recapitalization). Since Satellogic Inc. was determined to be the accounting acquirer in the reverse recapitalization, all periods prior to the consummation of the Merger reflect the balances and activity of Satellogic Inc. (other than shares which were retroactively restated in connection with the Merger).

SATELLOGIC INC.
Notes to Consolidated Financial Statements
(in thousands of U.S. dollars, except share and per share information, unless otherwise stated)

Preferred Stock

Prior to the Merger, our authorized and issued preferred stock consisted of the following:

	Authorized Shares (prior to Merger)	Issued and Outstanding Shares (as of December 31, 2021)
Series A preferred stock	4,723,330	2,547,330
Series B preferred stock	3,117,915	1,392,131
Series B-1 preferred stock	899,153	672,524
Total preferred stock	8,740,398	4,611,985

In connection with the Merger, all shares of preferred stock were converted to shares of Class A ordinary shares.

Preferred Stockholder Transaction
In March 2021, we signed an Exchange Agreement (the “Exchange Agreement”) in conjunction with a Loan and Security Agreement and warrant with Columbia River Investment Limited, a holder of preferred stock and convertible notes (the “Investor”), requiring the Investor to sell back to us all its outstanding shares and Notes debt (as part of the sale of such notes to Nettar. For further discussion of the Notes, see Note 17 (Debt).

The Columbia Warrant was initially recognized as a liability. The fair value of the Columbia Warrant was reclassified to additional paid-in capital in connection with the Merger. See Note 6 (Warrant Liabilities) for further information relating to the Columbia Warrant.

Common Stock
Our registration statement was filed on May 2, 2022 and was declared effective on May 9, 2022.
We are authorized to issue unlimited Class A ordinary shares with a par value of $0.0001 per share. Holders of Class A ordinary shares are entitled to one vote for each share. As of December 31, 2022, there were 75,612,795 Class A ordinary shares issued and outstanding.
In addition, we are authorized to issue unlimited Class B ordinary shares with a par value of $0.0001 per share. Holders of Class B ordinary shares are entitled to 1.472467906 votes per share. Satellogic’s founder and Chief Executive Officer owns 13,582,642 Class B ordinary shares, representing 100% of the voting power of the Class B ordinary shares and 20.9% of the voting power of Satellogic’s common stock.

Holders of Class B ordinary shares have a number of votes per share equal to the number of votes controlled by the Liberty Investor. Class B ordinary shares will automatically convert to Class A ordinary shares at the five-year anniversary of the Closing Date unless otherwise converted, generally at the holder’s option.

Treasury Stock

On February 14, 2022, our board of directors approved an initial $5 million share repurchase program. Repurchases under the program may be made in the open market, in privately negotiated transactions or otherwise, with the timing of repurchases depending on market conditions.
We repurchased 516,123 Class A ordinary shares for $2.7 million during the year ended December 31, 2022.

SATELLOGIC INC.
Notes to Consolidated Financial Statements
(in thousands of U.S. dollars, except share and per share information, unless otherwise stated)

Hannover Holdings Transaction
We repurchased 51,700 Class A ordinary shares, 134,735 shares of Series A preferred stock, and 15,082 shares of Series B-1 preferred stock from Hannover Holdings S.A. prior to the consummation of the Merger for an aggregate of $5,853 (the “Hannover Holdings Transaction”).

12. Stock-based Compensation
Our employees, including senior executives, receive incentives in the form of stock options and RSUs, whereby employees render services as consideration for equity instruments (equity-settled transactions).

On the Closing Date, we established the 2021 Incentive Compensation Plan (the “2021 Plan”) under which RSUs were issued during the year ended December 31, 2022. The 2021 Plan provides for the grant options, stock appreciation rights, restricted stock awards, RSUs, shares granted as a bonus or in lieu of another award, dividend equivalents, or other stock-based awards or performance awards at the discretion of a board-elected committee. We also maintain our 2015 Share Plan as amended (the “2015 Plan”) under which stock-based option awards were issued or modified. The options were typically granted with a four-year vesting term and a maximum contractual term of 10 years. As of December 31, 2022, no further awards have or shall be granted under the 2015 Share Plan. There were no options granted during the year ended December 31, 2022.

A summary of stock option activity for the year ended December 31, 2022 is as follows:

	Number of Options	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term (years)	Intrinsic Value (in thousands)
Balance as of December 31, 2021	6,864,563	$2.05	2.36
Granted	—	—
Forfeited	(574,299)	4.56
Exercised	(102,825)	1.12
Expired	(120,126)	2.60
Outstanding at December 31, 2022	6,067,313	$1.83	2.07	$10,818
Exercisable at December 31, 2022	4,449,152	$1.31	1.92	$8,832
The total intrinsic value of options exercised during the years ended December 31, 2022, 2021 and 2020 was $75 thousand, $23.9 million and $9.7 million , respectively. The number of options exercised is net of 17,376 options forfeited for payment of withholding taxes.

The following table lists the inputs used under the Black-Scholes model for stock-option awards during the years ended December 31, 2022, 2021, and 2020, respectively:

	Year Ended December 31,
	2022	2021	2020
Weighted-average fair value of options at the measurement date (grant date)	$—	$23.36	$6.31
Dividend yield (%)	—	—	—
Expected volatility (%)	—%	61 - 72	59 - 61
Risk-free interest rate (%)	—%	0.5 - 1.4	0.4 - 0.5
Weighted average share price	$—	$6.79	$2.75

SATELLOGIC INC.
Notes to Consolidated Financial Statements
(in thousands of U.S. dollars, except share and per share information, unless otherwise stated)
As further detailed in Note 4 (Reverse Recapitalization), all options to purchase the predecessor common stock were assumed by Satellogic Inc., the new listed company, and became options to purchase Class A ordinary shares of Satellogic Inc., as determined in accordance with the Merger Agreement. There were no other material cancellations or modifications to the granted awards for the years ended December 31, 2022, 2021, and 2020.

A summary of RSU activity for the year ended December 31, 2022 is as follows:

	Number of RSUs	Intrinsic Value (in thousands)
Outstanding unvested RSUs at December 31, 2021	—
Granted during the year	1,640,496
Forfeited during the year	(60,823)
Vested during the year	(120,393)
Expired during the year	—
Outstanding unvested RSUs at December 31, 2022	1,459,280	$1,940

The weighted-average exercise price of RSUs at December 31, 2022 was $4.38. The number of shares vested is net of 56,649 options forfeited for payment of withholding taxes.

As of December 31, 2022, unrecognized stock-based compensation cost related to outstanding options and RSUs that are expected to vest was $3.2 million and $5.4 million, respectively, which is expected to be recognized over a weighted-average period of 1.42 years and 1.44 years, respectively.

Stock-based Compensation Expense

Total employee and non-employee stock-based compensation expense for the years ended December 31, 2022, 2021, and 2020 was classified in the Consolidated Statements of Operations and Comprehensive Loss as follows:

	Year Ended December 31,
	2022	2021	2020
General and administrative expenses	$2,406	$5,274	$1,235
Research and development	3,631	1,968	382
Other operating expenses	2,331	3,639	115
Total	$8,368	$10,881	$1,732

13. Redeemable Preferred Stock
Reverse Recapitalization

The redeemable Series X preferred stock, par value of $0.0001, carried an annual 7% cumulative dividend, payable upon a liquidation, dissolution, winding up or, upon the election of the stockholders, upon redemption. Due to the contractual provisions of the redeemable Series X preferred stock, the Series X preferred stock was accounted for as mezzanine equity.

Upon Closing, we canceled and converted all 2,033,230 shares of issued and outstanding redeemable Series X preferred stock and preferred dividends amounting to $21.4 million into 2,140,340 shares of Satellogic Class A ordinary shares, based on the conversion price of $10.00 per share, at the time the Merger became effective.

As of December 31, 2022, there were no issued and outstanding shares of redeemable Series X preferred stock.

SATELLOGIC INC.
Notes to Consolidated Financial Statements
(in thousands of U.S. dollars, except share and per share information, unless otherwise stated)
14. Net Loss Per Share
The weighted-average number of shares of common stock outstanding prior to the Merger have been retroactively adjusted by the Exchange Ratio of 3.3028 (“Exchange Ratio”) to give effect to the reverse recapitalization treatment of the Merger. Shares of common stock issued as a result of redeemable Series X preferred stock and the conversion of shares of preferred stock outstanding pre-Merger in connection with the Closing have been included in the basic net loss per share calculation on a prospective basis.
Diluted loss per share considers the impact of potentially dilutive securities. We identified financial instruments that qualify as potential common shares: (i) the share-based options awards described in Note 12 (Stock-based Compensation), (ii) the warrants described in Note 6 (Warrant Liabilities), and (iii) the earnout liabilities described in Note 7 (Earnout Liabilities). With the exception of the Columbia Warrant, each of these potential common shares are antidilutive since their conversion to common shares would decrease loss per share from continuing operations.

The Columbia Warrant was dilutive due to the change in fair value of financial instruments during the years ended December 31, 2022 and 2021.
Basic and diluted net loss per share attributable to common stockholders is calculated as follows:

	Year Ended December 31,
	2022	2021	2020
Net loss attributable to common stockholders	$(36,641)	$(96,305)	$(21,529)
Basic weighted-average common shares outstanding (1)	83,188,276	16,655,634	16,029,826
Basic loss per share for the period attributable to common stockholders	$(0.44)	$(5.78)	$(1.34)
Effect of dilutive securities:
Adjustment to numerator - Change in fair value of Columbia Warrant liability	$(18,635)	$—	$—
Dilutive numerator	$(55,276)	$(96,305)	$(21,529)
Columbia Warrant	609,873	—	—
Diluted weighted-average common shares outstanding	83,798,149	16,655,634	16,029,826
Diluted loss per share for the period attributable to common stockholders	$(0.66)	$(5.78)	$(1.34)
1 After applying the 3.3028 Exchange Ratio as described in Note 4 (Reverse Recapitalization).

Additionally, the following securities were not included in the computation of diluted shares outstanding because the effect would have been anti-dilutive:

	Year Ended December 31,
	2022	2021	2020
Warrants	49,184,868	15,931,360	—
Sponsor earnout shares	1,775,962	—	—
Stock options	6,067,313	6,864,563	4,694,314
Restricted stock units	1,459,280	—	—
Redeemable convertible preferred stock	—	6,645,215	8,740,398
Total	58,487,423	29,441,138	13,434,712

SATELLOGIC INC.
Notes to Consolidated Financial Statements
(in thousands of U.S. dollars, except share and per share information, unless otherwise stated)
15. Fair Value Measurements and Financial Instruments
The following tables provide the fair value measurement hierarchy of our assets and liabilities:

As of December 31, 2022	Fair value measurement using
Financial instruments	Quoted prices in active markets (Level 1)	Significant observable inputs (Level 2)	Significant unobservable inputs (Level 3)
$8.63 Warrants liability	$1,833	$—	$—
PIPE Warrant liability	—	—	311
Liberty Warrants and Liberty Advisory Fee Warrant liability	—	—	6,191
Total Warrant Liabilities	$1,833	$—	$6,502
Sponsor Earnout liability	$—	$—	$1,353

As of December 31, 2021	Fair value measurement using
Financial instruments	Quoted prices in active markets (Level 1)	Significant observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Liabilities measured at fair value
Cantor Loan	$—	$—	$7,522
Columbia Warrant liability	—	—	143,237
Liabilities for which fair values are disclosed
Notes	$—	$180,356	$—
Promissory notes	—	40,925	—
The following methods and assumptions were used to estimate the fair values:
•The carrying values of cash and cash equivalents, restricted cash, accounts receivable, prepaid expenses and other current assets, accounts payable, and accrued expenses and other liabilities are considered to approximate their fair values due to the short-term nature of these items.
•The fair values of the PIPE Warrant, the Liberty Warrants and Liberty Advisory Fee Warrant, and the Columbia Warrant have been estimated using the Black-Scholes model.
•The fair value of the Sponsor Earnout has been estimated using the Monte Carlo model.

•The fair values of the $8.63 Warrants were determined using the quoted prices in the active warrant market.
•The carrying value of operating lease liabilities is calculated as the present value of lease payments, discounted at its incremental borrowing rate at the lease commencement date. We consider that the incremental borrowing rate remained unchanged, therefore the carrying amount of operating lease liabilities approximates its fair value.
•The fair value of the Cantor Loan was determined by using the “with” method. At each measurement date, we valued the Cantor Loan with the make-whole premium. The difference between the aggregate fair value of the Cantor Loan and the unpaid principal balance was $22 thousand at December 31, 2021.

•The fair value of the Notes debt is determined by using the “with” and “without” method. As of each measurement date, we first valued the Notes with the conversion options in certain scenarios (the “with” scenario) and subsequently valued the Notes without the conversion options (the “without” scenario). The difference between the fair values of the Notes in the “with” and “without” was de minimis at each measurement date.

SATELLOGIC INC.
Notes to Consolidated Financial Statements
(in thousands of U.S. dollars, except share and per share information, unless otherwise stated)
Changes in the fair value of Level 3 liabilities during the years ended December 31, 2022 and 2021 were as follows:

	Liberty Warrants and Liberty Advisory Fee Warrant	PIPE Warrant	Columbia Warrant	Sponsor Earnout	Forfeiture Earnout	Cantor Loan
At January 1, 2021	$—	$—	$—	$—	$—	$—
Issues	—	—	161,432	—	—	7,513
Remeasurement (gain)/loss(1)	—	—	(17,992)	—	—	9
Amortization of deferred costs	—	—	(203)	—	—	—
At December 31, 2021	—	—	143,237	—	—	7,522
Issues	30,853	1,312	—	8,022	6,135	—
Remeasurement (gain)/loss(1)	(24,662)	(1,001)	(18,635)	(6,669)	(5,130)	488
Write-off of deferred costs	—	—	203	—	—	—
Settlements (2)	—	—	(124,805)	—	(1,005)	(8,010)
At December 31, 2022	$6,191	$311	$—	$1,353	$—	$—
(1)Recognized in the Consolidated Statements of Operations and Comprehensive Loss for the years ended December 31, 2022 and 2021, respectively.
(2)These liabilities were settled in connection with the Merger. See Note 4 (Recapitalization Transaction).

There were no transfers between Level 1 and Level 2 during the years ended December 31, 2022 or 2021.

16. Related Parties
We had convertible notes with certain related parties at December 31, 2021. The convertible notes were settled in connection with the Merger. See Note 4 (Recapitalization Transaction). The following table provides the balances owed and associated finance costs as follows:

	December 31,
	2022	2021	2020
Convertible notes debt from related parties
Amounts owed to related parties	$—	$13,028	$—
Interest expense	$554	$620	$591
There are no sales or purchases transactions with entities with significant influence over us or our key management personnel.

See description of transactions with CF&Co and Liberty Investment as part of the Merger Transaction described in Note 4 (Reverse Recapitalization).

We made purchases totaling $456 from our equity method investee, OS, during the period beginning on the investment date to December 31, 2022. See Note 21 (Equity Method Investment).

SATELLOGIC INC.
Notes to Consolidated Financial Statements
(in thousands of U.S. dollars, except share and per share information, unless otherwise stated)
17. Debt
There was no debt as of December 31, 2022. Debt as of December 31, 2021 is as follows:

December 31, 2021
2018 Convertible Notes	$19,862
2019 Convertible Notes	27,498
2020 Convertible Notes	15,294
Cantor Loan	7,522
Columbia Loan	38,297
Total debt	108,473
Less deferred financing costs	—
Total debt less deferred financing fees	108,473
Less: Current portion	—
Total non-current debt, net of deferred financing fees	$108,473
Convertible Notes
In April 2021, we and our 2018 and 2019 convertible note holders agreed to extend the maturity date of the 2018 and 2019 convertible notes from April and September 2021, respectively, to April 2022, and recognized a loss on extinguishment of debt of $37,216 on the Consolidated Statements of Operations and Comprehensive Loss for the year ended December 31, 2021.
On January 25, 2022, the convertible notes were converted into 17,980,954 Class A ordinary shares. See Note 4 (Reverse Recapitalization).
Cantor Loan

In December 2021, we entered into the Cantor Loan. As we elected to account for the Cantor Loan using the fair value option at inception, changes in fair value recognized through subsequent remeasurements were recorded in the Consolidated Statements of Operations and Comprehensive Loss at each reporting period.

Pursuant to the Promissory Note Waiver Letter, the Company repaid the Cantor Loan, including all principal and interest, by the issuance of 788,021 Class A ordinary shares. Such repayment occurred on the Closing Date.

The Promissory Note Waiver Letter included a provision where in the event the VWAP is less than $10.00 per Class A ordinary share, CF&Co. will be entitled to receive a certain number of additional Class A ordinary shares (the “Cantor Loan Additional Shares”), up to a maximum of 197,005 Cantor Loan Additional Shares (if the Adjustment Period VWAP, as defined in the Promissory Note Waiver Letter, is less than or equal to $8.00 per share).

We extinguished the remaining Cantor Loan liability through the issuance of 26,050 Cantor Loan Additional Shares on May 9, 2022 pursuant to the terms of the Promissory Note Waiver Letter.

Columbia Loan

On March 8, 2021, we signed an Exchange Agreement in conjunction with a Loan and Security Agreement and warrant with Columbia, a holder of Series A, Series B and Series B-1 preferred shares and convertible notes. The Exchange Agreement requires Columbia to sell back to us all its outstanding shares and Notes debt, in exchange for a loan and security interest in the principal amount of $40.1 million (the “Columbia Loan”), which represented the outstanding balance of the notes including unpaid accrued interest, in exchange for the Columbia Warrant. In connection with the Merger and as provided in the Exchange Agreement, we reacquired treasury stock having a fair value of $170.9 million, the Columbia Loan was settled and the fair value of the Columbia Warrant of $124.8 million was reclassified to additional

SATELLOGIC INC.
Notes to Consolidated Financial Statements
(in thousands of U.S. dollars, except share and per share information, unless otherwise stated)
paid-in capital. There is no balance outstanding remaining at December 31, 2022 related to the Columbia Loan or Columbia Warrant liability.
18. Leases
We have operating leases for property and equipment. Lease terms range from two years to 10 years.
Changes in our operating lease ROU assets carrying amounts were as follows:

	December 31,
	2022	2021
Balance as of beginning of period	$2,955	$1,403
Lease expense	(1,701)	(494)
Foreign exchange differences	115	(48)
Additions	7,171	2,119
Disposals	(322)	—
Transfers	(47)	(25)
Balance as of end of period	$8,171	$2,955
Changes in our operating lease liabilities carrying amounts were as follows:

	December 31,
	2022	2021
Balance as of beginning of period	$3,068	$1,415
Additions to operating lease liabilities	7,171	2,119
Lease expense	314	54
Foreign exchange differences	(293)	(48)
Disposals	(329)	—
Payments	(1,692)	(472)
Balance as of end of period	$8,239	$3,068

Total current	$2,176	$985
Total non-current	6,063	2,083
We recognized in the Consolidated Statements of Operations and Comprehensive Loss the following expenses related to our operating leases for the years ended December 31, 2022, 2021 and 2020:

	Year Ended December 31,
	2022	2021	2020
Right-of-use assets	$1,701	$494	$247
Operating lease liabilities	314	54	51
Total lease expense	$2,015	$548	$298

SATELLOGIC INC.
Notes to Consolidated Financial Statements
(in thousands of U.S. dollars, except share and per share information, unless otherwise stated)
The amounts of future undiscounted cash flows related to the lease payments over the lease term and the reconciliation to the present value of the operating lease liabilities at December 31, 2022 is as follows:

Operating leases
Years Ended
2023	$2,484
2024	2,235
2025	824
2026	603
2027 and thereafter	3,166
Total remaining lease payments	9,312
Less imputed interest	(1,073)
Present value of lease liability	$8,239

Total current	$2,176
Total non-current	$6,063
The weighted-average remaining years for the operating leases are 5.66. The weighted-average discount rate for operating leases is 4.6%.

SATELLOGIC INC.
Notes to Consolidated Financial Statements
(in thousands of U.S. dollars, except share and per share information, unless otherwise stated)
19. Adoption of U.S. GAAP
Reconciliation of the Consolidated Statement of Operations and Comprehensive Loss for the year ended December 31, 2021:

	Year Ended December 31, 2021
	IFRS	Adjustments/ Reclassifications	Note	U.S. GAAP
Revenue	$4,247	$—		$4,247
Costs and expenses
Cost of sales	1,876	—		1,876
General administrative expenses	36,649	(9)	a, c	36,640
Research and development	9,640	(4)	b	9,636
Depreciation expense	10,825	(97)	b	10,728
Other operating expenses, net	14,002	—		14,002
Total costs and expenses	72,992	(110)		72,882
Operating loss	(68,745)	110		(68,635)
Other income (expense), net
Finance costs, net	(11,769)	2,031	c, d	(9,738)
Change in fair value of financial instruments	(42,102)	60,085	d	17,983
Gain (loss) on extinguishment of debt	3,576	(40,792)	d	(37,216)
Other income (expense), net	1,067	2	c	1,069
Total other income (expense), net	(49,228)	21,326		(27,902)
Loss before income tax	(117,973)	21,436		(96,537)
Income tax	232	—		232
Net loss available to common stockholders	$(117,741)	$21,436		$(96,305)
Other comprehensive loss
Foreign currency translation loss, net of tax	(86)	—		(86)
Comprehensive loss	$(117,827)	$21,436		$(96,391)

Basic loss for the period attributable to common stockholders	$(7.07)	$1.29	e	$(5.78)
Basic weighted-average common shares outstanding	16,655,634	—	e	16,655,634
Diluted loss for the period attributable to common stockholders	$(7.07)	$1.29	e	$(5.78)
Diluted weighted-average common shares outstanding	16,655,634	—	e	16,655,634

SATELLOGIC INC.
Notes to Consolidated Financial Statements
(in thousands of U.S. dollars, except share and per share information, unless otherwise stated)
Reconciliation of the Consolidated Statement of Operations and Comprehensive Loss for the year ended December 31, 2020:

	Year Ended December 31, 2020
	IFRS	Adjustments/ Reclassifications	Note	U.S. GAAP
Revenue	$—	$—		$—
Costs and expenses
Cost of sales	—	—		—
General administrative expenses	8,127	(124)	a, c	8,003
Research and development	5,878	46	a, b	5,924
Depreciation expense	3,182	(151)	b	3,031
Other operating expenses, net	5,476	(27)	a, b	5,449
Total costs and expenses	22,663	(256)		22,407
Operating loss	(22,663)	256		(22,407)
Other income (expense), net
Finance costs, net	(22)	57	c, d	35
Change in fair value of financial instruments	(84,224)	93,861	d	9,637
Gain (loss) on extinguishment of debt	(7,466)	(1,774)	d	(9,240)
Other income (expense), net	597	(3)	c	594
Total other income (expense), net	(91,115)	92,141		1,026
Loss before income tax	(113,778)	92,397		(21,381)
Income tax	(148)	—		(148)
Net loss available to common stockholders	$(113,926)	$92,397		$(21,529)
Other comprehensive loss
Foreign currency translation loss, net of tax	—	—		—
Comprehensive loss	$(113,926)	$92,397		$(21,529)

Basic loss for the period attributable to common stockholders	$(7.11)	$5.76	e	$(1.34)
Basic weighted-average common shares outstanding	16,029,826	—	e	16,029,826
Diluted loss for the period attributable to common stockholders	$(7.11)	$5.76	e	$(1.34)
Diluted weighted-average common shares outstanding	16,029,826	—	e	16,029,826

SATELLOGIC INC.
Notes to Consolidated Financial Statements
(in thousands of U.S. dollars, except share and per share information, unless otherwise stated)
Reconciliation of the Consolidated Balance Sheet as of December 31, 2021:

	IFRS	Adjustments / Reclassifications	Note	U.S. GAAP
ASSETS
Current assets
Cash and cash equivalents	$8,533	$—		$8,533
Accounts receivable	1,196	—		1,196
Prepaid expenses and other current assets	2,695	—		2,695
Total current assets	12,424	—		12,424
Property and equipment, net	33,586	(1,056)	b	32,530
Operating lease right-of-use assets	2,663	292	c	2,955
Deferred income tax assets	1,640	—		1,640
Other non-current assets	369	—		369
Total assets	$50,682	$(764)		$49,918
LIABILITIES, REDEEMABLE PREFERRED STOCK AND STOCKHOLDERS’ EQUITY (DEFICIT)
Current liabilities
Accounts payable	$6,650	$—		$6,650
Debt	246,189	(137,716)	d	108,473
Warrant liabilities	—	143,237	d	143,237
Operating lease liabilities	891	94	c	985
Contract liabilities	935	—		935
Accrued expenses and other liabilities	23,435	—		23,435
Total current liabilities	278,100	5,615		283,715
Operating lease liabilities	1,908	175	c	2,083
Contract liabilities	1,000	—		1,000
Other non-current liabilities	2,552	—		2,552
Total liabilities	283,560	5,790		289,350
Redeemable preferred stock	—	21,306	d	21,306
Stockholders' equity (deficit)
Treasury stock	(170,949)	—		(170,949)
Additional paid-in capital	235,909	(139,438)	a, d	96,471
Accumulated other comprehensive loss	(86)	—		(86)
Accumulated deficit	(297,752)	111,578		(186,174)
Total stockholders’ equity (deficit)	(232,878)	(27,860)		(260,738)
Total liabilities, redeemable preferred stock and stockholders' equity (deficit)	$50,682	$(764)		$49,918
a.Stock-based compensation
Certain awards granted by us have a service inception date preceding the grant date. Under IFRS, this resulted in the recognition of stock-based compensation expense prior to the grant date. Under U.S. GAAP, the stock-based compensation expense shall not be recognized until authorization at the grant date.

SATELLOGIC INC.
Notes to Consolidated Financial Statements
(in thousands of U.S. dollars, except share and per share information, unless otherwise stated)
The impact of this change before considering the tax effect is as follows:

	Year Ended December 31,
(Consolidated Statement of Operations and Comprehensive Loss)	2021	2020
General and administrative expenses	$(80)	$(136)
Research and development	—	(89)
Other operating expenses	—	(27)
Increase (decrease) to loss before income tax	$(80)	$(252)

(Consolidated Balance Sheet)	December 31, 2021
Additional paid-in-capital	$542
Adjustment to accumulated deficit	(542)
Total liabilities, redeemable preferred stock and stockholders' equity (deficit)	$—
b.Research and development
Under IFRS, certain development expenditures may be capitalized. Under U.S. GAAP, all of our costs relating to R&D activities are expensed as incurred.
The impact of this change before considering the tax effect is as follows:

	Year Ended December 31,
(Consolidated Statement of Operations and Comprehensive Loss)	2021	2020
Research and development	$(4)	$135
Depreciation expense	(97)	(151)
Other operating expenses	—	—
Increase (decrease) to loss before income tax	$(101)	$(16)

(Consolidated Balance Sheet)	December 31, 2021
Property and equipment, net	$(1,056)
Total assets	$(1,056)
Adjustment to accumulated deficit	$(1,056)
Total liabilities, redeemable preferred stock and stockholders' equity (deficit)	$(1,056)
c.Leases
Under IFRS, all recognized leases are accounted for similarly to finance leases. Under U.S. GAAP, there is a dual classification on-balance sheet lease accounting model for lessees: finance and operating leases. Operating leases create a straight-line expense, and no interest expense is recognized on the lease liability.

SATELLOGIC INC.
Notes to Consolidated Financial Statements
(in thousands of U.S. dollars, except share and per share information, unless otherwise stated)
The impact of this change before considering the tax effect is as follows:

	Year Ended December 31,
(Consolidated Statement of Operations and Comprehensive Loss)	2021	2020
General and administrative expenses	$71	$12
Less: Finance costs, net	(49)	(57)
Less: Other income, net	(2)	3
Increase (decrease) to loss before income tax	$20	$(42)

(Consolidated Balance Sheet)	December 31, 2021
Operating lease right-of-use assets	$292
Total assets	$292
Operating lease liabilities	$94
Non-current operating lease liabilities	175
Adjustment to accumulated deficit	23
Total liabilities, redeemable preferred stock and stockholders' equity (deficit)	$292
d.Financial instruments
Under IFRS, the redeemable Series X preferred shares and convertible notes contained conversion features that resulted in a bifurcated derivative component with changes in fair value recognized as gain or (loss). Under U.S. GAAP, the conversion features did not result in a material bifurcated embedded derivative, resulting in the elimination of the change in fair value of financial instruments, reduction in interest expense and preferred dividends expense, and increase in the gain (loss) on extinguishment of debt.
Under IFRS, it was determined that the redeemable Series X preferred shares should be classified as a liability since there is a contractual obligation to deliver cash or another financial asset and certain conversion events being beyond our control. Under U.S. GAAP, it was determined that the redeemable Series X preferred shares should be classified as mezzanine equity since the shares are redeemable based on events outside of our control.
Under IFRS, it was determined that the Columbia Warrant should be classified as equity since settlement would only occur by exchanging a fixed amount of cash for a fixed number of our own equity instruments. Changes in fair value are not recognized. Under U.S. GAAP, it was determined that the Columbia Warrant should be classified as a liability since the number and type of shares received could be different pre- and post- Merger. The Columbia Warrant is recorded at fair value with changes recognized in the Consolidated Statement of Operations and Comprehensive Loss.
Additionally, the resulting gain (loss) on extinguishment of the amended convertible notes differed under IFRS versus U.S. GAAP.
The impact of this change before considering the tax effect is as follows:

	Year Ended December 31,
(Consolidated Statements of Operations and Comprehensive Loss)	2021	2020
Less: Finance costs, net	$(1,982)	$—
Less: Change in fair value of financial instruments	(60,085)	(93,861)
Less: Gain (Loss) on extinguishment of debt	40,792	1,774
Increase (decrease) to loss before income tax	$(21,275)	$(92,087)

SATELLOGIC INC.
Notes to Consolidated Financial Statements
(in thousands of U.S. dollars, except share and per share information, unless otherwise stated)

(Consolidated Balance Sheet)	December 31, 2021
Debt	$(137,716)
Redeemable Series X preferred stock	21,306
Warrant liability	143,237
Additional paid-in capital	(139,980)
Adjustment to accumulated deficit	113,153
Total liabilities, redeemable preferred stock and stockholders' equity (deficit)	$—
e.Net loss per share

The change in net loss in the adoption of U.S. GAAP as described in items a-d above impacted net loss per share as follows:

	Year Ended December 31,
	2021	2020
Net loss attributable to common stockholders	$(96,305)	$(21,529)
Basic weighted-average common shares outstanding (1)	16,655,634	16,029,826
Basic loss per share for the period attributable to common stockholders	$(5.78)	$(1.34)

Dilutive numerator	$(96,305)	$(21,529)
Diluted weighted-average common shares outstanding	16,655,634	16,029,826
Diluted loss per share for the period attributable to common stockholders	$(5.78)	$(1.34)
(1) After applying the 3.3028 Exchange Ratio as described in Note 4 (Reverse Recapitalization).
20. Commitments and Contingencies
Contingencies
We may be named from time to time as a party to lawsuits arising in the ordinary course of business related to its sales, marketing, and the provision of its services and equipment. Litigation and contingency accruals are based on our assessment, including advice of legal counsel, regarding the expected outcome of litigation or other dispute resolution proceedings. If we determine that an unfavorable outcome is probable and can be reasonably assessed, we establish the necessary accruals. As of December 31, 2022 and December 31, 2021, we are not aware of any contingent liabilities that should be reflected in the Consolidated Financial Statements.

21. Equity Method Investment

On May 6, 2022, we entered into an Investment Agreement with OS, a company engaged in the design and production of telescopes and opto-mechanical and aerospace instrumentation for ground and space-based applications, to purchase 5% of OS’s outstanding common shares for $3.7 million. Additionally, OS issued 524,715 stock warrants to us, giving us the right to convert each warrant into a single common share over a period of up to 36 months. Emiliano Kargieman, our Chief Executive Officer, was appointed to OS’s board of directors. The investment was completed on September 30, 2022.

22. Subsequent Events
On March 8, 2023, we filed an amendment to our memorandum and articles of association. The amendment updated the voting multiplier for our Class B shares from 1.463844005 to 1.472467906. The amended and restated memorandum and articles of association are included as Exhibit 1.1 to this Report.

B.    Significant Changes
Not applicable.

ITEM 9.    THE OFFER AND LISTING
A.    Offer and Listing Details
The Class A ordinary shares and Public Warrants are listed on Nasdaq Capital Market under the symbols “SATL” and “SATLW”, respectively.
B.    Plan of Distribution
Not applicable.
C.    Markets
The Class A ordinary shares and Public Warrants are listed on the Nasdaq Capital Market under the symbols “SATL” and “SATLW,” respectively.
D.    Selling Shareholders
Not applicable.
E.    Dilution
Not applicable.
F.    Expenses of the Issue
Not applicable.
ITEM 10.    ADDITIONAL INFORMATION
A.    Share Capital
Not applicable.
B.    Memorandum and Articles of Association
The Company Governing Documents were most recently amended and restated on March 8, 2023 and are included as Exhibit 1.1 to this Report. The description of our Company Governing Documents is included in our Registration Statement on Form F-4 (333-258764) initially filed with the SEC on August 12, 2021 and declared effective by the SEC on November 12, 2021 (the “Form F-4”) as supplemented by the prospectus supplement (the “Supplement”) to the Form F-4 in the section entitled “Description of PubCo Securities” and in the Supplement in the section entitled “Management of PubCo following the Business Combination - Amended PubCo Governing Documents” which is incorporated herein by reference.
C.    Material Contracts
We have not entered into any material contracts within the two years immediately preceding the date of the Form 20-F other than those entered into in the ordinary course of business.

D.    Exchange Controls
There are no foreign exchange controls or foreign exchange regulations under the currently applicable laws of the BVI.

E.    Taxation
The following summary of the material BVI and U.S. federal income tax consequences of ownership of Class A ordinary shares and Warrants to acquire Class A ordinary shares, sometimes referred to collectively in the summary as our “securities,” is based upon laws and relevant interpretations thereof in effect as of the date of this Report, all of which are subject to change. This summary does not deal with all possible tax consequences relating to an investment in our securities, such as the tax consequences under state, local and other tax laws.
BVI Taxation
The Government of the BVI does not, under existing legislation, impose any income, corporate or capital gains tax, estate duty, inheritance tax, gift tax or withholding tax upon us or our securityholders. The BVI is not party to any double taxation treaties.
We, and all distributions, interest and other amounts paid by us to persons who are not persons resident in the BVI, are exempt from the provisions of the Income Tax Act in the BVI. Any capital gains realized, with respect to any of our shares, debt obligations or other securities by persons who are not resident in the BVI, are exempt from all forms of taxation in the BVI. As of January 1, 2007, the Payroll Taxes Act, 2004 came into force. It will not apply to us except to the extent we have employees (and deemed employees) rendering services to us wholly or mainly in the BVI. At present, we have no employees in the BVI and have no intention of having any employees in the BVI.
No estate, inheritance, succession or gift tax, rate, duty, levy or other charge is payable by persons who are not persons resident in the BVI with respect to any of our shares, debt obligations or other securities.
All instruments relating to transactions with respect to our shares, debt obligations or other securities and all instruments relating to other transactions relating to our business are exempt from the payment of stamp duty in the BVI.
There are currently no withholding taxes or exchange control regulations in the BVI applicable to us or our securityholders.
U.S. Federal Income Taxation
The following is a discussion of certain U.S. federal income tax consequences for U.S. holders and non-U.S. holders (each as defined below) relating to the acquisition, ownership and disposition of our Class A ordinary shares and Warrants to acquire Class A ordinary shares. This discussion addresses only those holders that hold their Class A ordinary shares and Warrants to acquire our Class A ordinary shares as capital assets within the meaning of Section 1221 of the Code (generally, property held for investment).
This discussion does not address all U.S. federal income tax consequences that may be relevant to a holder’s particular circumstances, including the impact of the Medicare contribution tax on net investment income. In addition, it does not address consequences relevant to holders subject to special rules, including, without limitation:
•U.S. expatriates and former citizens or long-term residents of the United States;
•persons subject to the alternative minimum tax;
•persons holding our Class A ordinary shares or Warrants to acquire our Class A ordinary shares as part of a hedge, straddle or other risk reduction strategy or as part of a conversion transaction or other integrated transaction;
•banks, insurance companies and other financial institutions;
•brokers, dealers or traders in securities;
•“controlled foreign corporations” (“CFC”), “passive foreign investment companies” (“PFIC”), and corporations that accumulate earnings to avoid U.S. federal income tax;
•tax-exempt organizations or governmental organizations;
•persons subject to special tax accounting rules as a result of any item of gross income with respect to Class A ordinary shares or Warrants to acquire our Class A ordinary shares being taken into account in an applicable financial statement;

•Class A ordinary shares or Warrants to acquire Class A ordinary shares being taken into account in an applicable financial statement;
•U.S. holders whose functional currency is not the U.S. dollar;
•holders independently, or through attribution, owning 5% or more (by vote or value) of Class A ordinary shares;
•regulated investment companies or real estate investment trusts;
•qualified retirement plans, individual retirement accounts or other tax-deferred accounts; and
•“qualified foreign pension funds,” as defined in Section 897(l)(2) of the Code, and entities all of the interests of which are held by qualified foreign pension funds.
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
For purposes of this discussion, a “U.S. holder” is a beneficial owner of our Class A ordinary shares and/or Warrants to acquire our Class A ordinary shares that is, for U.S. federal income tax purposes:
•an individual who is a citizen or resident of the United States,
•a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) organized in or under the laws of the United States, in any state thereof or the District of Columbia,
•an estate, the income of which is subject to U.S. federal income tax regardless of its source, or
•an entity treated as a trust that (1) is subject to the primary supervision of a U.S. court and the control of one or more “United States persons” (within the meaning of Section 7701(a)(30) of the Code) or (2) was in existence on August 20, 1996 and has a valid election in effect to be treated as a United States person for U.S. federal income tax purposes.
Also, for purposes of this discussion, a “non-U.S. holder” is any beneficial owner of Class A ordinary shares and/or Warrants to acquire Class A ordinary shares who or that is neither a U.S. holder nor an entity or arrangement classified as a partnership for U.S. federal income tax purposes.
THIS DISCUSSION IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT TAX ADVICE. INVESTORS SHOULD CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR FACTS AND CIRCUMSTANCES, AS WELL AS ANY TAX CONSEQUENCES ARISING UNDER THE U.S. FEDERAL ESTATE OR GIFT TAX LAWS OR UNDER THE LAWS OF ANY STATE, LOCAL OR NON-U.S. TAXING JURISDICTION OR UNDER ANY APPLICABLE INCOME TAX TREATY.
U.S. Holders
Dividends and Other Distributions on Class A Ordinary Shares
Subject to the PFIC rules discussed below under the heading “ —Passive Foreign Investment Company Rules,” distributions (including, for the avoidance of doubt and for the purpose of the balance of this discussion, deemed distributions) on Class A ordinary shares will generally be taxable as a dividend for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Distributions in excess of our current and accumulated earnings and profits will constitute a return of capital that will be applied against and reduce (but not below zero) the U.S. holder’s adjusted tax basis in its Class A ordinary shares. Any remaining excess will be treated as gain realized on the sale or other disposition of Class A ordinary shares and will be treated as described below under the heading “—Sale, Taxable Exchange or Other Taxable Disposition of Our Class A Ordinary shares and Warrants to acquire Class A Ordinary Shares.” The amount of any such distribution will include any amounts withheld, if any, by us (or another applicable withholding agent). Except as expressly provided herein, it is not expected that we will determine earnings and profits in accordance with U.S. federal income tax principles. Therefore, U.S. holders should expect that a distribution will generally be treated as a dividend.
Amounts treated as dividends that we pay to a U.S. holder that is a taxable corporation generally will be taxed at regular tax rates and will not qualify for the dividends received deduction generally allowed to domestic corporations in respect of dividends received from other domestic corporations. With respect to non-corporate U.S. holders, under tax laws currently in effect and subject to certain exceptions described below, dividends generally will be taxed at the lower applicable long-term capital gains rate only if Class A ordinary shares are readily tradable on an established securities market in the United States or we are eligible for benefits under an applicable tax treaty with the United States, and, in each case, we are not treated as a PFIC with respect to such U.S. holder at the time the dividend was paid or in the preceding year, and provided certain holding period and other requirements are met. U.S. Treasury Department guidance indicates that Class A ordinary shares, which are listed on the Nasdaq exchange, will be readily tradable on an established securities market in the United States. There can be no assurance, however, that Class A ordinary shares will be considered readily tradable on an established securities market in later years. Non-corporate U.S. holders that do not meet a minimum holding period requirement during which they are not protected from the risk of loss or that elect to treat the dividend income as “investment income” for purposes of investment interest deduction limitations will not be eligible for the reduced rates of taxation regardless of our status as a qualified foreign corporation. In addition, the rate reduction will not apply to dividends if the recipient of a dividend is obligated to make related payments with respect to positions in substantially similar or related property. This disallowance applies even if the minimum holding period has been met.
Amounts taxable as dividends generally will be treated as income from sources outside the U.S. and will, depending on the circumstances of the U.S. holder, be “passive” or “general” category income which, in either case, is treated separately from other types of income for purposes of computing the foreign tax credit allowable to such U.S. holder. The rules governing foreign tax credits are complex and U.S. holders are urged to consult their tax advisers regarding the creditability of foreign taxes in their particular circumstances. In lieu of claiming a foreign tax credit, a U.S. holder may, in certain circumstances, deduct foreign taxes in computing their taxable income, subject to generally applicable limitations under U.S. federal income tax law. Generally, an election to deduct foreign taxes instead of claiming foreign tax credits applies to all foreign taxes paid or accrued in the taxable year.
Sale, Taxable Exchange or Other Taxable Disposition of Our Class A Ordinary Shares and Warrants to acquire Class A Ordinary Shares
Subject to the PFIC rules discussed below under the heading “ —Passive Foreign Investment Company Rules,” upon any sale, exchange or other taxable disposition of Class A ordinary shares or Warrants to acquire Class A ordinary shares, a U.S. holder generally will recognize gain or loss in an amount equal to the difference between (i) the sum of (x) the amount of cash and (y) the fair market value of any other property received in such sale, exchange or other taxable disposition and (ii) the U.S. holder’s adjusted tax basis in such Class A ordinary shares or Warrants to acquire Class A ordinary shares. Any gain or loss recognized on the sale, exchange or other taxable disposition of Class A ordinary shares or Warrants to acquire Class A ordinary shares generally will be capital gain or loss and will be long-term capital gain or loss if the U.S. holder’s holding period for such Class A ordinary shares or Warrants to acquire Class A ordinary shares exceeds one year. Long-term capital gain realized by a non-corporate U.S. holder generally will be taxable at a reduced rate. The deduction of capital losses is subject to limitations.
Any gain or loss recognized on the sale, exchange or other taxable disposition of Class A ordinary shares or Warrants to acquire Class A ordinary shares generally will be U.S.-source income or loss for purposes of computing the foreign tax credit allowable to a U.S. holder.
Exercise, Lapse or Redemption of Warrants to acquire Our Class A Ordinary Shares
Subject to the PFIC rules discussed below and except as discussed below with respect to the cashless exercise of a Warrant, a U.S. holder generally will not recognize taxable gain or loss on the exercise of a Warrant. The U.S. holder’s tax basis in the common stock received upon exercise of a Warrant generally will be an amount equal to the sum of the U.S. holder’s adjusted tax basis in the Warrant and the exercise price of such Warrant. It is unclear whether the U.S. holder’s holding period for Class A ordinary shares received upon exercise of the Warrants to acquire Class A ordinary shares will begin on the date following the date of exercise or on the date of exercise of the Warrants to acquire Class A ordinary shares; in either case, the holding period will not include the period during which the U.S. holder held the Warrants to acquire Class A ordinary shares. If a Warrant to acquire Class A ordinary shares is allowed to lapse unexercised, a U.S.

holder generally will recognize a capital loss equal to such U.S. holder’s tax basis in the Warrant to acquire Class A ordinary shares.
The tax consequences of a cashless exercise of a Warrant to acquire Class A ordinary shares are not clear under current tax law. Subject to the PFIC rules discussed below, a cashless exercise may be tax-free, either because the exercise is not a realization event or because the exercise is treated as a recapitalization for U.S. federal income tax purposes. In either tax-free situation, a U.S. holder’s basis in our Class A ordinary shares received would equal the holder’s basis in the Warrants to acquire Class A ordinary shares. If the cashless exercise were treated as not being a realization event, it is unclear whether a U.S. holder’s holding period in the Class A ordinary shares will commence on the date following the date of exercise or on the date of exercise of the Warrant. If the cashless exercise were treated as a recapitalization, the holding period of the Class A ordinary shares would include the holding period of the Warrants to acquire Class A ordinary shares.
It is also possible that a cashless exercise could be treated in part as a taxable exchange in which gain or loss would be recognized. In such event, a U.S. holder could be deemed to have surrendered a number of Warrants to acquire our Class A ordinary shares having an aggregate fair market value equal to the exercise price for the total number of Warrants to acquire our Class A ordinary shares to be exercised, and the U.S. holder would recognize capital gain or loss in an amount equal to the difference between the fair market value of the Warrants to acquire our Class A ordinary shares deemed surrendered and the U.S. holder’s tax basis in such Warrants to acquire our Class A ordinary shares. In that case, a U.S. holder’s tax basis in our Class A ordinary shares received would equal the sum of the U.S. holder’s tax basis in the Warrants to acquire Class A ordinary shares exercised and the exercise price of such Warrants to acquire Class A ordinary shares. It is unclear whether a U.S. holder’s holding period for our Class A ordinary shares would commence on the date following the date of exercise or on the date of exercise of the Warrants to acquire Class A ordinary shares; in either case, the holding period would not include the period during which the U.S. holder held the Warrants to acquire our Class A ordinary shares. There may also be alternative characterizations of any such taxable exchange that would result in similar tax consequences, except that a U.S. holder’s gain or loss would be short-term.
Due to the absence of authority on the U.S. federal income tax treatment of a cashless exercise, including when a U.S. holder’s holding period would commence with respect to our Class A ordinary shares received, there can be no assurance which, if any, of the alternative tax consequences and holding periods described above would be adopted by the IRS or a court of law. Accordingly, U.S. holders should consult their tax advisors regarding the tax consequences of a cashless exercise.
If we redeem Warrants to acquire our Class A ordinary shares for cash pursuant to the redemption provisions described in this Report or if we purchase Warrants to acquire our Class A ordinary shares in an open market transaction, such redemption or purchase generally will be treated as a taxable disposition to the U.S. holder, taxed as described above under “—Sale, Taxable Exchange or Other Taxable Disposition of Our Class A Ordinary Shares and Warrants to acquire Class A Ordinary Shares.”
Possible Constructive Distributions
The terms of each Warrant to acquire our Class A ordinary shares provide for an adjustment to the number of Class A ordinary shares for which the Warrant to acquire Class A ordinary shares may be exercised or to the exercise price of the Warrant in certain events, as discussed in this Report. An adjustment that has the effect of preventing dilution generally is not a taxable event. Nevertheless, a U.S. holder of the Warrants to acquire our Class A ordinary shares would be treated as receiving a constructive distribution from us if, for example, the adjustment increases the holders’ proportionate interest in our assets or earnings and profits (e.g., through an increase in the number of our Class A ordinary shares that would be obtained upon exercise) as a result of a distribution of cash to the holders of Class A ordinary shares, which is taxable to such holders as described under “—Dividends and Other Distributions on Our Class A Ordinary Shares” above. Such constructive distribution would be subject to tax as described under that section in the same manner as if the U.S. holders of the Warrants to acquire Class A ordinary shares received a cash distribution from us equal to the fair market value of such increased interest.
Passive Foreign Investment Company Rules
Certain adverse U.S. federal income tax consequences could apply to a U.S. holder if we are treated as a passive foreign investment company, or a PFIC, for any taxable year during which the U.S. holder holds our Class A ordinary shares or Warrants to acquire our Class A ordinary shares. A non-U.S. corporation, such as ours, will be classified as a

PFIC for U.S. federal income tax purposes for any taxable year in which, after applying certain look-through rules, either (i) 75% or more of its gross income for such year consists of certain types of “passive” income or (ii) 50% or more of the value of its assets (determined on the basis of a quarterly average) during such year produce or are held for the production of passive income. Passive income generally includes dividends, interest, royalties, rents, annuities, net gains from the sale or exchange of property producing such income and net foreign currency gains. Generally, cash is considered to be held for the production of passive income and therefore is treated as a passive asset. For purposes of the PFIC income test and asset test described above, if we own, directly or indirectly, 25% or more of the total value of the outstanding shares of another corporation, we will be treated as if it (a) held a proportionate share of the assets of such other corporation and (b) received directly a proportionate share of the income of such other corporation.
Based on the projected composition of our income and assets, and the fact that we are not yet producing significant revenues from our active operations, we believe that we may be classified as a PFIC for our current taxable year or in the foreseeable future. PFIC status depends on the composition of our (and our subsidiaries’) income and assets and the fair market value of our (and our subsidiaries’) assets from time to time, as well as on the application of complex statutory and regulatory rules that are subject to potentially varying or changing interpretations. This conclusion is a factual determination, however, that must be made annually at the close of each taxable year and, thus, is subject to change. Accordingly, no assurance can be provided with respect to our status as a PFIC for our current taxable year or in a future taxable year.
If we are a PFIC for any taxable year during which a U.S. holder owns our Class A ordinary shares or Warrants to acquire our Class A ordinary shares and the U.S. holder did not make the qualified electing fund, or QEF, or mark-to-market elections discussed below (including if such elections are not available), we or such non-U.S. subsidiary generally will continue to be a PFIC with respect to that U.S. holder for all succeeding years during which the U.S. holder owns our Class A ordinary shares or Warrants to acquire our Class A ordinary shares, even if we cease to meet the thresholds set forth under the asset test or the income test above, unless the U.S. holder makes a “deemed sale” election with respect to its Class A ordinary shares. If a U.S. holder makes a “deemed sale” election, it will be deemed to have sold our Class A ordinary shares at their fair market value and any gain from such deemed sale would be subject to the rules described in the following paragraphs. After the deemed sale election, so long as we do not become a PFIC in a subsequent taxable year, our Class A ordinary shares with respect to which such election was made will not be treated as shares in a PFIC and, as a result, the U.S. holder will not be subject to the rules described below with respect to any “excess distribution” it receives from us or any gain from an actual sale or other disposition of our Class A ordinary shares. U.S. holders are strongly urged to consult their tax advisors as to the possibility and consequences of making a deemed sale election if we are and then cease to be a PFIC and such an election becomes available.
If we are a PFIC for any taxable year during which a U.S. holder holds Class A ordinary shares, then, unless the U.S. holder makes either an applicable PFIC election (or elections), as further described below, for our first taxable year and each subsequent taxable year in which we were treated as a PFIC, such U.S. holder generally will be subject to special adverse tax rules with respect to any “excess distribution” that it receives and any gain that it recognizes from a sale or other disposition, including certain pledges, of Class A ordinary shares. For this purpose, distributions received in a taxable year that are greater than 125% of the average annual distributions received during the shorter of the three preceding taxable years or the U.S. holder’s holding period for our Class A ordinary shares will be treated as an excess distribution. Under these rules:
•the excess distribution or recognized gain will be allocated ratably over the U.S. holder’s holding period for Class A ordinary shares;
•the amount of the excess distribution or recognized gain allocated to the taxable year of distribution or gain, and to any taxable years in the U.S. holder’s holding period prior to the first taxable year in which we were treated as a PFIC, will be treated as ordinary income; and
•the amount of the excess distribution or recognized gain allocated to each other taxable year will be subject to the highest tax rate in effect for individuals or corporations, as applicable, for each such year and the resulting tax will be subject to the interest charge generally applicable to underpayments of tax.
If we are a PFIC for any taxable year during which a U.S. holder holds Class A ordinary shares and any of our non-U.S. subsidiaries or other corporate entities in which we own equity interests is also a PFIC, the U.S. holder would be treated as owning a proportionate amount (by value) of the shares of each such non-U.S. entity classified as a PFIC (each such entity, a lower-tier PFIC). Rules similar to those described above and below would apply to such shares. There can be no assurance that any of our non-U.S. subsidiaries will not be classified as a PFIC for any taxable year. U.S. holders should consult their own tax advisor regarding the application of the PFIC rules to our lower-tier PFICs (if any).

In general, if we are determined to be a PFIC, a U.S. holder may avoid the adverse PFIC tax consequences described above in respect of Class A ordinary shares (but not Warrants to acquire Class A ordinary shares) by making and maintaining a timely and valid QEF election (if eligible to do so) to include in income its pro rata share of our (and any lower-tier PFICs’) net capital gains (as long-term capital gain) and other earnings and profits (as ordinary income), on a current basis, in each case whether or not distributed, in the first taxable year of the U.S. holder in which or with which our taxable year ends and each subsequent taxable year. A U.S. holder generally may make a separate election to defer the payment of taxes on undistributed income inclusions under the QEF rules, but if deferred, any such taxes will be subject to an interest charge.
If a U.S. holder has made a QEF election with respect to its Class A ordinary shares (and any lower-tier PFICs), and the excess distribution rules discussed above do not apply to such shares (because a timely QEF election for us (and each lower-tier PFIC) was made in its first taxable year as a PFIC in which the U.S. holder holds (or is deemed to hold) such shares or a purge of the PFIC taint was made pursuant to a purging election, such as the deemed sale election as described above), any gain recognized on the sale of Class A ordinary shares generally will be taxable as capital gain and no additional interest charge will be imposed under the PFIC rules. U.S. holders should consult their tax advisors as to the application of the rules governing purging elections to their particular circumstances. As discussed above, if we are a PFIC for any taxable year, a U.S. holder of Class A ordinary shares that has made a QEF election will be currently taxed on its pro rata share of our earnings and profits, whether or not distributed for such year. A subsequent distribution of such earnings and profits that were previously included in income generally may not be treated as dividends when distributed to such electing U.S. holder. The tax basis of a U.S. holder’s shares in a QEF will be increased by amounts that are included in income and decreased by amounts distributed but not taxed as dividends, under the above rules. In addition, if we are not a PFIC for any taxable year, such U.S. holder will not be subject to the QEF inclusion regime with respect to Class A ordinary shares for such a taxable year.
The QEF election is made on a stockholder-by-stockholder basis and once made, can be revoked only with the consent of the IRS. In order to make a QEF election, a U.S. holder must receive a PFIC Annual Information Statement from us (or the lower-tier PFIC, if applicable), which includes information about our (or the lower-tier PFIC’s) ordinary earnings and net capital gain.
Within 120 days after the end of each of our taxable years for which we reasonably believe that it may be a PFIC, we will determine our PFIC status and the PFIC status of each of its non-U.S. subsidiaries, and make those statuses available to its stockholders. If we determine that we are, or could reasonably be deemed to be, a PFIC for any taxable year, we shall use commercially reasonable efforts to provide, and cause our non-U.S. subsidiaries that are PFICs, to provide, U.S. holders with tax information necessary to enable such U.S. holder to make a QEF election with respect to us and our non-U.S. subsidiaries, including a PFIC Annual Information Statement. Our obligation to determine our PFIC status and the PFIC status of each of our non-U.S. subsidiaries, and our obligation to provide tax information, will last until the later of (x) five years after the end of our current taxable year, or (y) such time as we have reasonably determined that we are not a PFIC for three (3) consecutive taxable years. After such period, we currently intend to continue to determine our PFIC status and the PFIC status of each of our non-U.S. subsidiaries, and to provide the necessary information described above (including a PFIC Annual Information Statement) but there can be no assurance that we will in fact make those determinations or provide the necessary information.
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
Alternatively, if we are a PFIC and our Class A ordinary shares constitute “marketable stock,” a U.S. holder may avoid the adverse PFIC tax consequences discussed above if such U.S. holder makes a mark-to-market election with respect to such shares for the first taxable year in which it holds (or is deemed to hold) Class A ordinary shares and each subsequent taxable year. Such U.S. holder generally will include for each of its taxable years as ordinary income the excess, if any, of the fair market value of its Class A ordinary shares at the end of such year over its adjusted basis in its Class A ordinary shares. These amounts of ordinary income would not be eligible for the favorable tax rates applicable to qualified dividend income or long-term capital gains. The U.S. holder also will recognize an ordinary loss in respect of the excess, if any, of its adjusted basis of its Class A ordinary shares stock over the fair market value of its Class A ordinary shares at the end of its taxable year (but only to the extent of the net amount of previously included income as a result of the mark-to-market election). The U.S. holder’s basis in its Class A ordinary shares will be adjusted to reflect any such income or loss amounts, and any further gain recognized on a sale or other taxable disposition of its Class A ordinary shares will be treated as ordinary income.
Currently, a mark-to-market election may not be made with respect to Warrants to acquire Class A ordinary shares. Also, because a mark-to-market election cannot be made for any lower-tier PFICs that we may own, if we were a PFIC for any taxable year, a U.S. holder that makes the mark-to-market election may continue to be subject to the tax and interest charges under the general PFIC rules with respect to such U.S. holder’s indirect interest in any of our subsidiaries that are PFICs.
The mark-to-market election is available only for “marketable stock”—generally, stock that is regularly traded on a national securities exchange that is registered with the SEC, including Nasdaq (on which our Class A ordinary shares are listed). If made, a mark-to-market election would be effective for the taxable year for which the election was made and for all subsequent taxable years unless our Class A ordinary shares ceases to qualify as “marketable stock” for purposes of the PFIC rules or the IRS consents to the revocation of the election. U.S. holders are urged to consult their tax advisors regarding the availability and tax consequences of a mark-to-market election with respect to our Class A ordinary shares under their particular circumstances.
The application of the PFIC rules to Warrants to acquire our Class A ordinary shares is unclear. Proposed Treasury regulations issued under the PFIC rules generally treats an “option” (which would include a Warrant to acquire Class A ordinary shares) to acquire the stock of a PFIC as stock of the PFIC, while final Treasury regulations issued under the PFIC rules provides that the QEF election does not apply to options and no mark-to-market election (discussed above) is currently available with respect to options. Therefore, if the proposed Treasury regulations are finalized in their current form, U.S. holders of Warrants to acquire our Class A ordinary shares would be subject to the PFIC rules described above but would not be able to make any PFIC elections with respect to Warrants to acquire Class A ordinary shares.
However, a U.S. holder may make a QEF election with respect to an Ordinary Share acquired upon the exercise of a Warrant to acquire our Class A ordinary shares and a QEF election previously made with respect to our Class A ordinary shares will apply to our Class A ordinary shares newly acquired upon exercise of a Warrant to acquire Class A ordinary shares. Notwithstanding such QEF election, the adverse tax consequences relating to PFIC shares, adjusted to take into account the current income inclusions resulting from the QEF election, will continue to apply with respect to such newly acquired Class A ordinary shares (which under proposed regulations, will be deemed to have a holding period for purposes of the PFIC rules that includes the period the U.S. holder held Warrants to acquire Class A ordinary shares), unless the U.S. holder makes a purging election under the PFIC rules (such as the deemed sale election discussed above). U.S. holders should consult with their own tax advisors regarding the application of the PFIC rules to Warrants to acquire Class A ordinary shares.
A U.S. holder that owns (or is deemed to own) shares in a PFIC during any taxable year of the U.S. holder may have to file an IRS Form 8621 (Information Return by a Shareholder of a Passive Foreign Investment Company or Qualified Electing Fund) (whether or not a QEF or mark-to-market election is made) and to provide such other information as may be required by the U.S. Treasury Department. Failure to do so, if required, will extend the statute of limitations applicable to such U.S. holder until such required information is furnished to the IRS.
The rules dealing with PFICs and with the purging, QEF, and mark-to-market elections are very complex and are affected by various factors in addition to those described above. Accordingly, U.S. holders of our Class A ordinary shares and Warrants to acquire our Class A ordinary shares are urged to consult their own tax advisors concerning the application of the PFIC rules to our securities under their particular circumstances.
Information Reporting, Backup Withholding and Additional Reporting Requirements
Dividend payments with respect to our Class A ordinary shares and proceeds from the sale, exchange or redemption of our Class A ordinary shares or Warrants to acquire our Class A ordinary shares may be subject to information reporting filed with the IRS unless the U.S. holder is an exempt recipient. Backup withholding may apply to such payments if the U.S. holder fails to provide a taxpayer identification number, a certification of exempt status or has been notified by the IRS that it is subject to backup withholding (and such notification has not been withdrawn). Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a U.S. holder’s federal income tax liability provided that the required information is timely furnished to the IRS.

Certain U.S. holders (and to the extent provided in IRS guidance, certain individual non-U.S. holders) holding specified foreign financial assets with an aggregate value in excess of the applicable dollar thresholds may be required to report information to the IRS relating to our Class A ordinary shares or Warrants to acquire our Class A ordinary shares, subject to certain exceptions (including an exception for Class A ordinary shares held in accounts maintained by U.S. financial institutions), by attaching a complete IRS Form 8938 (Statement of Specified Foreign Financial Assets) with their tax return for each year in which they hold our Class A ordinary shares or Warrants to acquire our Class A ordinary shares. Substantial penalties apply to any failure to file IRS Form 8938 and the period of limitations on assessment and collection of U.S. federal income taxes will be extended in the event of a failure to comply. U.S. holders are urged to consult their tax advisors regarding the effect, if any, of these rules on the ownership and disposition of our Class A ordinary shares or Warrants to acquire our Class A ordinary shares.
Non-U.S. Holders
Dividends and Other Distributions on Class A Ordinary Shares
Subject to the discussion below concerning backup withholding, non-U.S. holders generally will not be subject to U.S. federal income tax or withholding tax on dividends (including dividends with respect to constructive distributions, as further described under the heading “ —U.S. Holders—Possible Constructive Distributions”) received from us on our Class A ordinary shares(or, with respect to constructive distributions, on Warrants to acquire our Class A ordinary shares) unless the income from such dividends is effectively connected with the conduct of a trade or business of the non-U.S. holder in the United States and, if required under an applicable income tax treaty, is attributable to a permanent establishment or a fixed base maintained by the non-U.S. holder in the United States, in which case, a non-U.S. holder will be subject to regular federal income tax on such dividend generally in the same manner as discussed in the section above under “U.S. Holders—Dividends and Other Distributions on Our Class A Ordinary Shares,” unless an applicable income tax treaty provides otherwise. In addition, earnings and profits of such a corporate non-U.S. holder that are attributable to such dividend, as determined after allowance for certain adjustments, may be subject to an additional branch profits tax at a rate of 30%, or at a lower rate as may be specified by an applicable income tax treaty.
Sale, Taxable Exchange or other Taxable Disposition of Our Class A Ordinary Shares and Warrants to acquire Class A Ordinary Shares
Subject to the discussion below concerning backup withholding, non-U.S. holders generally will not be subject to U.S. federal income tax or withholding tax on any gain realized upon the sale, exchange or other disposition of our Class A ordinary shares or Warrants to acquire our Class A ordinary shares, unless either:
•the gain is effectively connected with the non-U.S. holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, the Non-U.S. holder maintains a permanent establishment or fixed place of business in the United States to which such gain is attributable); or
•the non-U.S. holder is a nonresident alien individual present in the United States for 183 days or more during the taxable year of the redemption and certain other requirements are met.
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
Exercise, Lapse or Redemption of Warrants to acquire Our Class A Ordinary Shares
The U.S. federal income tax treatment of a non-U.S. holder’s exercise of a Warrant to acquire our Class A ordinary shares, the lapse of a Warrant held by a Non-U.S. Holder, or our redemption of Warrants to acquire our Class A ordinary shares for cash generally will correspond to the U.S. federal income tax treatment of the exercise or lapse of a Warrant by a U.S. holder, as described under “U.S. Holders—Exercise, Lapse or Redemption of Warrants to acquire Our Class A

Ordinary Shares,” above, although to the extent a cashless exercise results in a taxable exchange, the consequences would be similar to those described under the heading “—Sale, Exchange, or other Taxable Disposition of Our Class A Ordinary Shares and Warrants to acquire Class A Ordinary Shares” for a non-U.S. holder’s gain on the sale or other disposition of Warrants to acquire Class A ordinary shares.
Information Reporting and Backup Withholding
Payments of dividends on our Class A ordinary shares and amounts received with respect to the sale or other disposition of our Class A ordinary shares or Warrants to acquire our Class A ordinary shares will not be subject to backup withholding, provided that the applicable withholding agent does not have actual knowledge or reason to know the holder is a U.S. person and the holder either certifies its non-U.S. status, such as by furnishing a valid IRS Form W-8BEN, W-8BEN-E or W-8ECI, or otherwise establishes an exemption. However, information returns may be filed with the IRS in connection with any payments of dividends on our Class A ordinary shares paid to the non-U.S. holder or amounts received with respect to the sale or other disposition of our Class A ordinary shares or Warrants to acquire Class A ordinary shares by the non-U.S. holder, regardless of whether any tax was actually withheld.
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
THE U.S. FEDERAL INCOME TAX DISCUSSION SET FORTH ABOVE IS INCLUDED FOR GENERAL INFORMATION ONLY AND MAY NOT BE APPLICABLE TO A PARTICULAR HOLDER OF OUR SECURITIES (“HOLDERS”) DEPENDING UPON THE HOLDER’S PARTICULAR SITUATION. HOLDERS ARE URGED TO CONSULT THEIR OWN TAX ADVISOR WITH RESPECT TO THE TAX CONSEQUENCES TO THE HOLDER OF THE ACQUISITION, OWNERSHIP AND DISPOSITION OF CLASS A ORDINARY SHARES AND WARRANTS TO ACQUIRE CLASS A ORDINARY SHARES INCLUDING THE TAX CONSEQUENCES UNDER STATE, LOCAL, ESTATE, FOREIGN AND OTHER TAX LAWS AND TAX TREATIES AND THE POSSIBLE EFFECTS OF CHANGES IN U.S. OR OTHER TAX LAWS.
F.    Dividends and Paying Agents
Not applicable.
G.    Statement by Experts
Not applicable.
H.    Documents on Display
We are subject to certain of the informational filing requirements of the Exchange Act. Since we are a “foreign private issuer,” our officers, directors and principal stockholders are exempt from the reporting and “short-swing” profit recovery provisions contained in Section 16 of the Exchange Act, with respect to their purchase and sale of our equity securities. In addition, we are not required to file reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. However, we are required to file with the SEC an Annual Report on Form 20-F containing financial statements audited by an independent accounting firm. We also periodically furnish to the SEC certain other reports and information on Form 6-K. Information filed with or furnished to the SEC by us will be available on our website at https://investors.satellogic.com. The SEC also maintains a website at http://www.sec.gov that contains reports and other information that we file with or furnish electronically with the SEC.
I.    Subsidiary Information
Not applicable.
ITEM 11.    QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
Not applicable.

ITEM 12.    DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
A.Debt Securities
Not applicable
B.Warrants and Rights
Exhibit 99.1 attached hereto is hereby incorporated by reference in response to this Item.
C.Other Securities
Not applicable.
D.    American Depository Shares
Not applicable.

ITEM 13.    DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
Not applicable.
ITEM 14.    MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
On March 8, 2023, pursuant to the Liberty Letter Agreement, and following the forfeiture of a certain number of Class B ordinary shares in connection with the Forfeiture Event under the Merger Agreement, we approved an amendment to our Company Governing Documents (filed as Exhibit 1.1 hereto), pursuant to which the number of votes per Class B ordinary share was increased from 1.463844005 to 1.472467906. This amendment had the effect of making the aggregate number of votes attributable to holders of Class B ordinary shares equal to the aggregate number of votes attributable to the Liberty Shares.
ITEM 15.    CONTROLS AND PROCEDURES
(a) We maintain disclosure controls and procedures to ensure that information required to be disclosed in our filings under the Exchange Act is recorded, processed, summarized and reported in accordance with the requirements specified in the rules and forms of the SEC. We carried out an evaluation, under the supervision and with the participation of our management, including our Chief Executive Officer ("CEO") and Chief Financial Officer ("CFO"), of the effectiveness of the design and operation of our “disclosure controls and procedures” (as defined in the Exchange Act Rules 13a-15(e) and 15d-15(e)) as of the end of the period covered by this Report. Based upon that evaluation, our CEO and CFO concluded that our disclosure controls and procedures as of December 31, 2022 were effective.
Our disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and, as indicated in the preceding paragraph, the CEO and CFO believe that our disclosure controls and procedures are effective at that reasonable assurance level, although the CEO and CFO do not expect that the disclosure controls and procedures or internal control over financial reporting will prevent or detect all errors and all fraud. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. We will continue to periodically review our disclosure controls and procedures and internal control over financial reporting and may make such modifications from time to time as it considers necessary.
(b) Our management, including the CEO and CFO, is responsible for establishing and maintaining adequate internal control over financial reporting (as such term is defined by Rule 13a-15(f) and 15d-15(f) under the Securities Exchange Act). Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the consolidated financial statements for external purposes in accordance with U.S. GAAP and includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect our transactions and dispositions of assets; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with U.S. GAAP, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.

Our management has assessed the effectiveness of internal control over financial reporting as of December 31, 2022 based on the criteria established in “Internal Control-Integrated Framework (2013)” issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on such assessment and criteria, our management has concluded that our internal control over financial reporting was effective as of December 31, 2022.
(c) An attestation report on our internal control over financial reporting by our independent registered public accounting firm is not included herein because, as an emerging growth company, we are exempt from the requirement to provide such report.
(d) During the year ended December 31, 2022, there have been no changes made to our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.
ITEM 16.    RESERVED
ITEM 16A.    AUDIT COMMITTEE FINANCIAL EXPERT
The Board has determined that Mr. Halverson, the Chairperson of the Company’s Audit Committee, is an “audit committee financial expert,” within the meaning of paragraph (b) of Item 16A. of Form Annual Report and is also independent within the meaning of U.S. securities regulations and Nasdaq requirements. See Item 6.A “Directors and Senior Management” for a description of Mr. Halverson’s education and experience.
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
ITEM 16B.    CODE OF ETHICS
We have adopted a Code of Ethics that applies to our senior financial officers, including our CEO, CFO, and Vice President, Corporate Controller. The Code of Ethics was adopted in November 2021 and is available on our website at https://investors.satellogic.com. We will provide to any person without charge, upon request, a copy of the Code of Ethics by contacting Satellogic Inc. Investor Relations by telephone at 00-598-25182302 or by mail at Ruta 8 Km 17, 500, Edificio 300, Oficina 324 Zonamérica, Montevideo, 91600, Uruguay. We have not made any amendments to the above-mentioned Code of Ethics. In the year ended December 31, 2022, we have not granted a waiver (including an implicit waiver) from a provision of our Code of Ethics to any of our CEO, CFO or the Vice President, Corporate Controller that relates to one or more of the items set forth in paragraph (b) of Item 16B of Form 20-F.
ITEM 16C.    PRINCIPAL ACCOUNTANT FEES AND SERVICES
External Audit Service Fees
Our independent external auditor is Ernst & Young LLP, member firm of Ernst & Young Global Limited beginning with the audit of the year ended December 31, 2022. In 2021 and from 2017, our independent external auditor was Pistrelli, Henry Martin y Asociados S.R.L., member firm of Ernst & Young Global Limited. Refer to Item 16F, below.
Below is a summary of the aggregate fees for professional services provided by our independent external auditors for the years ended December 31, 2022 and 2021:

(in thousands of U.S. dollars)	2022	2021
Audit Fees(1)	$1,249	$562
Audit-Related Fees	—	—
Tax Fees(2)	4	2
All Other Fees	—	—
	$1,253	$564

Notes:
(1)“Audit Fees” includes fees for professional services rendered by our independent external auditors in connection with the audit of the annual consolidated financial statements, the review of interim consolidated financial statements, statutory audits required internationally, other assurance procedures and the review of documents publicly filed.
(2)“Tax Fees” includes fees for professional services rendered by our independent external auditors in connection with tax compliance and advice.
Pre-approval Policies and Procedures
The Audit Committee has adopted requirements regarding pre-approval of audit or non-audit services as part of its Audit Committee Charter. The Audit Committee Charter provides that the Audit Committee shall have the ultimate authority to approve all audit engagement terms and fees, and requires that the Audit Committee must approve in advance any retainer of the auditors to perform any non-audit service to us (together with all non-audit service fees) that it deems advisable in accordance with applicable requirements and the Board approved policies and procedures. The Audit Committee will consider the impact of such service and fees on the independence of the auditor. The Audit Committee may delegate pre-approval authority for non-audit services to a member of the Audit Committee; however, the decisions of any member of the Audit Committee to whom this authority has been delegated must be presented to the full Audit Committee at its next scheduled Audit Committee meeting.
ITEM 16D.    EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES
Not applicable.
ITEM 16E.    PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS
On February 14, 2022, our board of directors approved an initial $5 million share repurchase program. Repurchases under the program may be made in the open market, in privately negotiated transactions or otherwise, with the timing of repurchases depending on market conditions.
The table below is a summary of our repurchases in 2022:

Period	Total Number of Class A Ordinary Shares Purchased	Average Price Paid Per Class A Ordinary Share	Total Number of Class A Ordinary Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum (Approximate Dollar Value) of Class A Ordinary Shares that May Yet Be Purchased Under the Plans or Programs
January - March 2022	61,940	$6.27	61,940	$4,611,678
April - June 2022	454,183	$5.16	454,183	$2,266,040
July - September 2022	—	$—	—	$2,266,040
October - December 2022	—	$—	—	$2,266,040
	516,123	$5.30	516,123

ITEM 16F.    CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT
On August 29, 2022, Ernst & Young LLP, member firm of Ernst & Young Global Limited, was appointed as our independent registered public accounting firm, effective for the consolidated audit for the year ended December 31, 2022, succeeding Pistrelli, Henry Martin y Asociados S.R.L., member firm of Ernst & Young Global Limited, our former independent registered public accounting firm. The change of our independent registered public accounting firm was made at the request of the Audit Committee , after careful consideration and evaluation process and was approved by the Audit Committee.

Pistrelli, Henry Martin y Asociados S.R.L. has served as our independent registered public accounting firm since 2017. Pistrelli, Henry Martin y Asociados S.R.L.’s audit reports on our consolidated financial statements as of and for the years ended December 31, 2021 and 2020 did not contain an adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope, or accounting principles. During each of the years ended December 31, 2021 and 2020, and in the subsequent interim periods through 2021, there has been (i) no disagreements (as defined in Item 16F(a)(1)(iv) of Form 20-F and the related instructions thereto) between us and Pistrelli, Henry Martin y Asociados S.R.L. on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of Pistrelli, Henry Martin y Asociados S.R.L., would have caused Pistrelli, Henry Martin y Asociados S.R.L. to make reference to the subject matter of the disagreements in connection with its reports on the consolidated financial statements for such periods, and (ii) no “reportable events” (as defined in Item 16F(a)(1)(v) of Form 20-F). Pistrelli, Henry Martin y Asociados S.R.L. continues to participate in the audit process of the Company.
During our two most recent fiscal years ended December 31, 2021, and in the subsequent interim period prior to the engagement of Ernst & Young LLP on August 29, 2022, neither we nor anyone acting on our behalf consulted with Ernst & Young LLP regarding either (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on our consolidated financial statements, and neither a written report nor oral advice was provided to us that Ernst & Young LLP concluded was an important factor considered by us in reaching a decision as to any accounting, audit or financial reporting issue, (ii) any matter that was the subject of a disagreement pursuant to Item 16F(a)(1)(iv) of Form 20-F and the related instructions thereto, or (iii) any reportable event pursuant to Item 16F(a)(1)(v) of Form 20-F.
We have provided Pistrelli, Henry Martin y Asociados S.R.L. with a copy of this Item 16F and have requested and received from Pistrelli, Henry Martin y Asociados S.R.L. a letter addressed to the SEC stating whether or not Pistrelli, Henry Martin y Asociados S.R.L. agrees with the above statements. A copy of the letter from Pistrelli, Henry Martin y Asociados S.R.L. is attached as Exhibit 15.3 to this annual report.
ITEM 16G.    CORPORATE GOVERNANCE
Comparison of Shareholder Rights
We are incorporated under, and are governed by, the laws of the BVI. The following discussion summarizes material differences between the rights of holders of our ordinary shares and the rights of common stockholders of a typical corporation incorporated under the laws of the State of Delaware.
Director’s Fiduciary Duties
Under Delaware corporate law, a director of a solvent Delaware corporation owes fiduciary duties to the corporation and its stockholders. These duties have two components: the duty of care and the duty of loyalty. The duty of care requires that a director inform himself of all material information regarding a decision. The duty of loyalty requires that a director act in a manner he reasonably believes to be in the best interests of the corporation and its stockholders. A director must not use his corporate position for personal gain or advantage. The duty of loyalty prohibits self-dealing by a director and mandates that the best interest of the corporation and its stockholders take precedence over any interest possessed by a director, officer or controlling stockholder that is not shared by the stockholders generally. In general, the “business judgment rule” presumes that actions of the board of directors are made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation and its stockholders. This presumption may be rebutted by evidence of a breach of the directors’ fiduciary duties. If this presumption is rebutted, the board of directors bear the burden of proving that the actions were “entirely fair” to the corporation or its minority stockholders. In addition, Delaware common law imposes “heightened” judicial scrutiny on actions of directors in certain circumstances, such as upon a sale of the corporation.
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
Amendment of Company Governing Documents
Under Delaware corporate law, with very limited exceptions, a vote of the stockholders of a corporation is required to amend the certificate of incorporation. In addition, Delaware corporate law provides that stockholders have the right to amend the corporation’s bylaws, but the certificate of incorporation may also confer such right on the directors of the corporation.
Under BVI corporate law, members of a company have a general right to amend the memorandum of association or articles of association of the company by a members’ resolution. This ability to amend can (subject to certain limited exceptions) be restricted, for example: (a) by providing in the memorandum of association that specified provisions of the memorandum of association or the articles of association may not be amended; (b) by requiring a greater majority than simply in excess of 50% to amend the memorandum of association or articles of association or specified provisions in either; or (c) providing that certain provisions may only be amended if specified conditions are met. Under BVI corporate law the directors of a company may amend the memorandum and articles of association of the company where the memorandum of association permits them to do so. However, notwithstanding anything contained in the memorandum and articles of association the directors do not have the power to amend the memorandum of association or articles of association: (a) to restrict the rights of members to amend; (b) to change the percentage of members required to pass a resolution to amend; or (c) in circumstances where the members themselves cannot amend the memorandum or articles of association.
Our Company Governing Documents permit amendment by a resolution of our members or a resolution of the directors. A resolution of members to amend our Company Governing Documents shall require the affirmative vote of an absolute majority of the votes of all of our members.
Consent in Lieu of Meeting
Under Delaware corporate law, a consent in lieu of a meeting of the directors must be unanimous to take effect. Under BVI law only a majority of the directors are required to sign a written consent.
Under Delaware corporate law, unless otherwise provided in the certificate of incorporation, any action to be taken at any annual or special meeting of stockholders of a corporation may be taken without a meeting by consent of the holders of outstanding stock having not less than the minimum number of votes that would be necessary to take that action at a meeting at which all stockholders entitled to vote were present and voted. If any stockholder action is taken by less than unanimous consent, notice of such action must be given to those stockholders who have not consented and who, if the action had been taken at a meeting, would have been entitled to notice of the meeting if the record date for notice of such meeting had been the date that consents signed by a sufficient number of stockholders were delivered to the corporation.
Our Company Governing Documents do not permit any shareholder action to be taken by written consent of a majority of the votes of shares entitled to vote thereon.
Stockholder Proposals
Under Delaware corporate law, a stockholder has the right to put any proposal before the annual meeting of stockholders, provided it complies with the relevant provisions (if any) in the corporation’s certificate of incorporation or bylaws. A meeting of stockholders may be called by the board of directors or any other person authorized to do so by the corporation’s certificate of incorporation or bylaws; stockholders may be precluded therein from calling special meetings. BVI law provides that our directors shall call a meeting of the shareholders if requested in writing to do so by shareholders entitled to exercise at least 30% of the voting rights in respect of the matter for which the meeting is requested.
Sale of Assets
Under Delaware corporate law, a vote of the stockholders is required to approve a sale, lease or exchange of property and assets of a corporation (including property and assets of its qualifying subsidiaries) only when all or substantially all of the corporation’s property and assets are being sold other than to a qualifying subsidiary of the corporation. Under BVI law generally, stockholder approval is required when more than 50% of a company’s total assets by value are being disposed of or sold to any person if not made in the usual or regular course of the business carried out by the company. Our Governing Documents disapply this general requirement.
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
Squeeze-Out Merger
Under the Delaware General Corporation Law § 253, in a process known as a “short form” merger, a corporation that owns at least 90% of the outstanding shares of each class of voting stock of another corporation and where at least one of the corporations is a Delaware corporation and the laws of the jurisdiction of the other corporation don’t prohibit such action, may either merge the other corporation into itself or merge itself into the other corporation by executing, acknowledging and filing with the Delaware Secretary of State a certificate of ownership and merger setting forth a copy of the resolution of its board of directors authorizing such merger. If the parent corporation is a Delaware corporation that is not the surviving corporation, the merger also must be approved by a majority of the outstanding stock of the parent corporation entitled to vote thereon and the resolution must include provision for the pro rata issuance of stock of the surviving corporation to the holders of the stock of the parent corporation on surrender of any certificate therefor. If the parent corporation does not own all of the stock of the subsidiary corporation immediately prior to the merger, the minority stockholders of the subsidiary corporation party to the merger have appraisal rights as set forth in § 262 of the Delaware General Corporation Law.
Under section 172 of the BVI Act, in a process known as a “parent-subsidiary merger”, a company (a “parent company”) that owns at least 90% of the outstanding shares of each class of shares in another company (a “subsidiary company”) may merge with one or more subsidiary companies, without the authorization of members of any company. The directors of the parent company must approve a written plan of merger fulfilling the requirements of the BVI Act. A copy of the plan of merger or an outline thereof must be given to every member of the subsidiary company to be merged unless the giving of that copy or outline has been waived by that member. Articles of merger must be executed by the parent company and must contain prescribed particulars including the plan of merger. The articles of merger must be filed with the BVI Registrar of Corporate Affairs together with any resolution to amend the memorandum and articles of association of the surviving company. If the parent company does not own all of the shares of the subsidiary immediately prior to the merger, the minority stockholders of the subsidiary party to the merger have rights to dissent as set forth in section 179 of the BVI Act (as further described below).
Under section 176 of the BVI Act, subject to any limitations in a company’s memorandum and articles of association, members holding 90% of the votes of the outstanding shares entitled to vote, and members holding 90% of the votes of the outstanding shares of each class of shares entitled to vote, may give a written instruction to the company directing the company to redeem the shares held by the remaining members. Minority stockholders whose shares are to be so redeemed have rights to dissent as set forth in section 179 of the BVI Act (as further described below).
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
As permitted by BVI law, all or any of the rights attached to any class of our shares (unless otherwise provided by the terms of issue of the shares of that class) may, whether or not we are being wound up, be varied: (a) without the consent of the holders of the issued shares of that class where: (i) such variation is considered by the directors not to have a material adverse effect upon such rights; or (ii) where the directors amend and restate our Company Governing Documents in a manner that creates a new class of shares with rights and provisions ranking in priority to any existing class of shares or carrying more votes per share of the new class of shares than any existing class of shares (such new class of shares however they may be described being herein referred to as “Preference Shares”) having such rights as specified by the board of directors pursuant to the resolution of directors approving the creation of such Preference Shares, and in any such resolution of directors the board of directors shall agree to amend and restate our Company Governing Documents to fully set out such rights and instruct our registered agent to file the amended and restated Company Governing Documents with the BVI Registrar of Corporate Affairs; or (b) with the sanction of a resolution passed by the holders of the shares of that class at a separate meeting of the holders of the shares of that class where not less than two thirds of the issued shares of that class were represented and voted to pass the resolution. For the purposes of a separate class meeting, unless otherwise prohibited by the rights conferred on the holders of a particular class of shares, the directors may treat two or more or all the classes of shares as forming one class of shares if the directors consider that such class of shares would be affected in the same way by the proposals under consideration, but in any other case shall treat them as separate classes of shares.
Election of Directors
Under Delaware corporate law generally, unless otherwise specified in the certificate of incorporation or bylaws of a corporation, directors are elected by a plurality of the votes of the shares entitled to vote on the election of directors and vacancies and newly created directorships resulting from an increase in the number of directors may be filled by a majority of the directors then in office (although less than a quorum) or by the sole remaining director. Subject to the BVI Act and pursuant to our Company Governing Documents, directors shall be appointed at any time, and from time to time, by our directors, without the approval of shareholders, either to fill a vacancy or as an alternate or additional director provided that the appointment does not cause the number of directors to exceed the authorized number of directors. The shareholders may, by a majority vote, appoint any person as a director.
Removal of Directors
Under Delaware corporate law generally, a director of a corporation without a classified board of directors may be removed, with or without cause, by the holders of a majority (or such larger portion set forth in the certificate of incorporation) of the outstanding shares entitled to vote at an election of directors. Under Delaware corporate law, generally a director of a corporation with a classified board of directors may be removed only for cause with the approval of a majority (or such larger portion set forth in the certificate of incorporation) of the outstanding shares entitled to vote at an election of directors, unless the certificate of incorporation provides otherwise. Under Delaware corporate law, generally a director may resign at any time upon notice given in writing or by electronic transmission to the corporation.
Our Company Governing Documents provide that a director may be removed at any time if: (i) such director is willfully and continually failing to substantially perform his duties; (ii) such director’s willful conduct is significantly injurious to us, monetarily or otherwise; (iii) such director is convicted or investigated in a criminal proceeding (other than traffic violations and other minor offenses); (iv) such director is censured or its equivalent by a recognized exchange (including a pending proceeding) and (v) such director has a petition under the bankruptcy of insolvency laws of a jurisdiction filed against him or there is an appointment of a receiver by a court for the business or property of the director.
Mergers
Under Delaware corporate law, one or more constituent corporations may merge into and become part of another constituent corporation in a process known as a merger. A Delaware corporation may merge with a foreign corporation as long as the law of the foreign jurisdiction permits such a merger. To effect a merger under Delaware General Corporation Law § 251, an agreement of merger must be properly adopted and the agreement of merger or a certificate of merger must be filed with the Delaware Secretary of State. In order to be properly adopted, the agreement of merger must be adopted by the board of directors of each constituent Delaware corporation by a resolution or unanimous consent in lieu of a meeting. In addition, the agreement of merger generally must be approved at a meeting of stockholders of each constituent Delaware corporation by a majority of the outstanding stock of such corporation entitled to vote, unless the certificate of incorporation provides for a supermajority vote. In general, the surviving corporation is vested in all of the assets and liabilities of the disappearing corporation or corporations as a result of the merger.
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
Under BVI law, members of the general public, on payment of a nominal fee, can obtain copies of the public records of a company available at the office of the British Virgin Islands Registrar of Corporate Affairs, including the company’s certificate of incorporation, its memorandum and articles of association (with any amendments), a list of the names of its directors, records of license fees paid to date, any notice of appointment of liquidators, any articles of merger and any register of registered charges filing made in respect of the company.
A shareholder of a BVI company is entitled, on giving written notice to the company, to inspect:
(a)the memorandum and articles of association;
(b)the register of members;
(c)the register of directors; and
(d)the minutes of meetings and resolutions of shareholders and of those classes of shares of which he is a shareholder.
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
A company is also required to keep at the office of its registered agent or at such other place or places, within or outside the BVI, as the directors determine the minutes of meetings and resolutions of shareholders and of classes of shareholders, and the minutes of meetings and resolutions of directors and committees of directors. If such records are kept at a place other than at the office of the company’s registered agent, the company is required to provide the registered agent with a written record of the physical address of the place or places at which the records are kept and to notify the registered agent, within 14 days, of the physical address of any new location where such records may be kept. Our registered office in the BVI is: c/o Maples Corporate Services (BVI) Limited, Kingston Chambers, PO Box 173, Road Town, Tortola, VG1110, British Virgin Islands. Our registered agent in the BVI is Maples Corporate Services (BVI) Limited.

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
The BVI Act provides that a director shall, forthwith after becoming aware that he is interested in a transaction entered into or to be entered into by the company, disclose that interest to the board of directors of the company. The failure of a director to disclose that interest does not affect the validity of a transaction entered into by the director or the company, so long as the director’s interest was disclosed to the board of directors prior to the company’s entry into the transaction or was not required to be disclosed because the transaction is between the company and the director himself and is otherwise in the ordinary course of business and on usual terms and conditions. As permitted by BVI law a director interested in a particular transaction may vote on it, attend meetings at which it is considered and sign documents on our behalf that relate to the transaction. In addition, if our directors have other fiduciary obligations, including to other companies on whose board of directors they presently sit and to other companies whose board of directors they may join in the future, to the extent that they identify business opportunities that may be suitable for us or other companies on whose board of directors they may sit, our directors are permitted to honor those pre-existing fiduciary obligations ahead of their obligations to us. Accordingly, they may refrain from presenting certain opportunities to us that come to their attention in the performance of their duties as directors of such other entities unless the other companies have declined to accept such opportunities or clearly lack the resources to take advantage of such opportunities.
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
Cumulative Voting
Under Delaware corporate law, cumulative voting for elections of directors is not permitted unless the company’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder’s voting power with respect to electing such director. There are no prohibitions on cumulative voting under the laws of the BVI, but our Company Governing Documents do not provide for cumulative voting.

Stockholders’ Rights under British Virgin Islands Law Generally
The BVI Act provides for certain remedies that may be available to shareholders. Where a company incorporated under the BVI Act or any of its directors engages in, or proposes to engage in, conduct that contravenes the BVI Act or the company’s memorandum and articles of association, BVI courts can issue a restraining or compliance order. However, shareholders cannot also bring derivative, personal and representative actions under certain circumstances. The traditional English basis for shareholders’ remedies has also been incorporated into the BVI Act, where a shareholder of a company considers that the affairs of the company have been, are being or are likely to be conducted in a manner likely to be oppressive, unfairly discriminating or unfairly prejudicial to him, he may apply to the court for an order based on such conduct. In addition, any shareholder of a company may apply to the courts for the appointment of a liquidator of the company and the court may appoint a liquidator of the company if it is of the opinion that it is just and equitable to do so.
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
Foreign Private Issuer Exemption
As a “foreign private issuer,” as defined by the SEC, we are permitted to follow home country corporate governance practices, instead of certain corporate governance practices required by Nasdaq for U.S. domestic issuers other than with respect to certain voting and committee requirements. We may elect to avail itself of the exemptions available to it under Rule 5613(c) of the Nasdaq rules by forgoing (i) the requirement that we have a compensation committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities and (ii) the requirement that we have a nominating and corporate governance committee composed of entirely independent directors with a written charter addressing the committee’s purpose and responsibilities. We will be eligible to take advantage of additional exemptions from certain corporate governance standards of the Nasdaq.
We intend to take all actions necessary for it to maintain compliance as a foreign private issuer under the applicable corporate governance requirements of the Sarbanes-Oxley Act, the rules adopted by the SEC and the Nasdaq corporate governance rules and listing standards.
Because we are a foreign private issuer, its directors and senior management are not subject to short-swing profit and insider trading reporting obligations under Section 16 of the Exchange Act. They will, however, be subject to the obligations to report changes in share ownership under Section 13 of the Exchange Act and related SEC rules.
ITEM 16H.    MINE SAFETY DISCLOSURE
Not applicable.
ITEM 16I.    DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS
Not applicable.
ITEM 16J.     INSIDER TRADING POLICIES
Not applicable

PART III
ITEM 17.    FINANCIAL STATEMENTS
See Item 8 “Financial Information.”
ITEM 18.    FINANCIAL STATEMENTS
See Item 8 “Financial Information.”

ITEM 19.    EXHIBITS

Exhibit No.	Description

1.1*	Amended and Restated Memorandum of Association and Articles of Association of Satellogic Inc. dated March 8, 2023.

2.1#**
Agreement and Plan of Merger, dated as of July 5, 2021, by and among CF Acquisition Corp. V, Satellogic Inc., Ganymede Merger Sub 2 Inc., Ganymede Merger Sub 1 Inc. and Nettar Group Inc. (incorporated by reference to Exhibit 2.1 to the Report on Form F-4 filed on August 12, 2021 (file no. 333-258764)).

2.2**	Specimen Class A ordinary share certificate of Satellogic Inc. (incorporated by reference to Exhibit 4.1 to the Report on Form F-4 filed October 19, 2021 (file no. 333-258764)).

2.3**	Specimen Class B ordinary share certificate of Satellogic Inc. (incorporated by reference to Exhibit 4.2 to the Report on Form F-4 filed October 19, 2021 (file no. 333-258764)).

2.4**	Specimen warrant certificate of Satellogic Inc. (incorporated by reference to Exhibit 4.3 to the Report on Form F-4 filed October 19, 2021 (file no. 333-258764)).

2.5**
Warrant Agreement, dated January 28, 2021, by and between CF Acquisition Corp. V and Continental Stock Transfer & Trust Company, as warrant agent (incorporated by reference to Exhibit 4.1 of CF Acquisition Corp. V’s Current Report on Form 8-K filed February 3, 2021).

2.6**
Warrant Assumption Agreement among CF Acquisition Corp. V, Satellogic Inc. and Continental Stock Transfer & Trust Company, as Warrant agent, dated as of January 25, 2022 (incorporated by reference to Exhibit 2.6 to the Shell Company Report on Form 20-F filed on January 27, 2022).

8.1*	List of Significant Subsidiaries

10.1**
Amended and Restated Forward Purchase Contract, dated as of July 5, 2021, by and among CF Acquisition Corp. V, Satellogic Inc. and CFAC Holdings V, LLC (incorporated by reference to Exhibit 10.6 to the Report on Form F-4 filed August 12, 2021 (file no. 333-258764)).

10.2 ##**
Amended and Restated Service and Cooperation Agreement, dated September 22, 2021, by and between Zhong Ke Guang Qi Space Information Technology Co., Ltd. and Urugus S.A. (incorporated by reference to Exhibit 10.7 to the Report on Form F-4 filed September 24, 2021 (file no. 333-258764)).

10.3**
Credit Agreement, dated as of April 29, 2020, between JPMorgan Chase Bank, N.A. and Satellogic USA Inc. (incorporated by reference to Exhibit 10.8 to the Report on Form F-4 filed August 12, 2021 (file no. 333-258764)).

10.4**
Employment Agreement, dated March 1, 2020, by and between Nettar Group Inc. (d/b/a Satellogic) and Emiliano Kargieman (incorporated by reference to Exhibit 10.9 to the Report on Form F-4 filed October 19, 2021 (file no. 333-258764)).

10.5**
Warrants, dated as of March 8, 2021, between Nettar Group Inc. and Columbia River Investment Limited (incorporated by reference to Exhibit 10.10 to the Report on Form F-4 filed October 19, 2021 (file no. 333-258764)).

10.6**
Side Letter Agreement, dated April 5, 2021 between Nettar Group Inc. and Hannover Holdings S.A. (incorporated by reference to Exhibit 10.11 to the Report on Form F-4 filed November 10, 2021 (file no. 333-258764)).

10.7**
Loan and Security Agreement, dated as of March 8, 2021, by and among Columbia River Investment Limited and Nettar Group Inc. (incorporated by reference to Exhibit 99.1 to the Report on Form 6-K filed on December 10, 2021).

10.8**
Amendment to Loan and Security Agreement, dated as of December 7, 2021, by and among Columbia River Investment Limited and Nettar Group Inc. (incorporated by reference to Exhibit 99.2 to the Report on Form 6-K filed on December 10, 2021).

10.9**
Escrow Agreement, dated as of January 25, 2022, by and between CF Acquisition Corp. V and Continental Stock Transfer & Trust Company (incorporated by reference to Exhibit 10.9 to the Shell Company Report on Form 20-F filed on January 27, 2022).

10.10**	Form of PIPE Subscription Agreement (incorporated by reference to Exhibit 10.1 to the Registration Statement on Form F-4 filed on August 12, 2021 (file no. 333-258764)).
10.11**
Subscription Agreement, dated as of January 18, 2022 by and among CF Acquisition Corp. V, Satellogic Inc., and Liberty Strategic Capital (SATL) Holdings, LLC (incorporated by reference to Exhibit 99.2 to the Report on Form 6-K filed on January 18, 2022 (file no. 333-258764)).

10.12**
Letter Agreement, dated as of January 18, 2022 by and among Satellogic Inc., Liberty Strategic Capital (SATL) Holdings, LLC and CFAC Holdings V, LLC (incorporated by reference to Exhibit 99.3 to the Report on Form 6-K filed on January 18, 2022 (file no. 333-258764)).

10.13**
Amended and Restated Letter Agreement, dated as of February 10, 2022 by and among Satellogic Inc., Liberty Strategic Capital (SATL) Holdings, LLC and CFAC Holdings V, LLC (incorporated by reference to Exhibit 10.16 to the Registration Statement on Form F-1 filed on February 14, 2022 (file no. 333-262699)).

10.14**	2021 Incentive Compensation Plan (incorporated by reference to Exhibit 10.17 to the Registration Statement on Form F-1 filed on February 14, 2022 (file no. 333-262699)).

10.15**
Warrant Agreement, dated February 10, 2022, by and between Satellogic Inc. and Continental Stock Transfer & Trust Company, as warrant agent for the warrants exercisable at $10.00 per Class A Ordinary Share and $15.00 per Class A Ordinary Share (incorporated by reference to Exhibit 10.18 to the Registration Statement on Form F-1 filed on February 14, 2022 (file no. 333-262699)).

10.16**
Warrant Agreement, dated February 10, 2022, by and between Satellogic Inc. and Continental Stock Transfer & Trust Company, as warrant agent for the warrants exercisable at $10.00 per Class A Ordinary Share (incorporated by reference to Exhibit 10.19 to the Registration Statement on Form F-1 filed on February 14, 2022 (file no. 333-262699)).

10.17**
Warrant Agreement, dated January 25, 2022, by and between Satellogic Inc. and Continental Stock Transfer & Trust Company, as warrant agent for warrants exercisable at $20.00 per Class A Ordinary Share (incorporated by reference to Exhibit 10.20 to the Registration Statement on Form F-1 filed on February 14, 2022 (file no. 333-262699)).

10.18*	Form of Restricted Stock Unit Award Agreement

12.1*	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2*	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1*	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2*	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1*	Consent of Ernst & Young LLP

15.2*	Consent of Pistrelli, Henry Martin y Asociados S.R.L.

15.3*	Letter of Pistrelli, Henry Martin y Asociados S.R.L.

99.1*	Description of Securities.

101 .INS*	Inline XBRL Instance Document - the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document.

101 .SCH*	Inline XBRL Taxonomy Extension Schema Document.

101 .CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document.

101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document.

101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document.

101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document.

104*	Cover Page Interactive Data File (embedded within the Inline XBRL document).

*	Filed herewith.
**	Previously filed.
#
##	Certain confidential portions of this exhibit were omitted by means of marking such portions with brackets and asterisks because the identified confidential portions (i) are not material and (ii) would be competitively harmful if publicly disclosed, or constituted personally identifiable information that is not material.

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Report on its behalf.
April 27, 2023

SATELLOGIC INC.

By:	/s/ Rick Dunn
Name:	Rick Dunn
Title:	Chief Financial Officer

Exhibit 12.1
Certification of Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
I, Emiliano Kargieman, certify that:
1.I have reviewed this annual report on Form 20-F of Satellogic Inc.;
2.Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
3.Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the company as of, and for, the periods presented in this report;
4.The company’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a- 15(e) and 15d-15(e)) for the company and have:
(a)Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
(b) [intentionally omitted];
(c)Evaluated the effectiveness of the company’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
(d)Disclosed in this report any change in the company’s internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the company’s internal control over financial reporting; and
5.The company’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the company’s auditors and the audit committee of the company’s board of directors (or persons performing the equivalent functions):
(a)All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the company’s ability to record, process, summarize and report financial information; and
(b)Any fraud, whether or not material, that involves management or other employees who have a significant role in the company’s internal control over financial reporting.

Date: April 27, 2023

	Signature:	/s/ Emiliano Kargieman
Emiliano Kargieman
Chief Executive Officer

Exhibit 12.2
Certification of Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
I, Rick Dunn, certify that:
1.I have reviewed this annual report on Form 20-F of Satellogic Inc.;
2.Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
3.Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the company as of, and for, the periods presented in this report;
4.The company’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the company and have:
(a)Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
(b)[intentionally omitted];
(c)Evaluated the effectiveness of the company’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
(d)Disclosed in this report any change in the company’s internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the company’s internal control over financial reporting; and
5.The company’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the company’s auditors and the audit committee of the company’s board of directors (or persons performing the equivalent functions):
(a)All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the company’s ability to record, process, summarize and report financial information; and
(b)Any fraud, whether or not material, that involves management or other employees who have a significant role in the company’s internal control over financial reporting.

Date: April 27, 2023

	Signature:	/s/ Rick Dunn
Rick Dunn
Chief Financial Officer

Exhibit 13.1
Certification of Chief Executive Officer Pursuant to 18 U. S.C. Section 1350 as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, I, Emiliano Kargieman, the Chief Executive Officer of Satellogic Inc. (the “Registrant”), hereby certify, that, to my knowledge:
1.The Annual Report on Form 20-F for the year ended December 31, 2022 (the “Report”) of the Registrant fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and
2.The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Registrant.

Date: April 27, 2023

	Signature:	/s/ Emiliano Kargieman
Emiliano Kargieman
Chief Executive Officer
This certification accompanies the Report pursuant to § 906 of the Sarbanes-Oxley Act of 2002 and shall not, except to the extent required by the Sarbanes-Oxley Act of 2002, be deemed filed by the Registrant for purposes of § 18 of the Securities Exchange Act of 1934, as amended.

Exhibit 13.2
Certification of Chief Financial Officer Pursuant to 18 U. S.C. Section 1350 as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, I, Rick Dunn, Chief Financial Officer of Satellogic Inc. (the “Registrant”), hereby certify, that, to my knowledge:

1.The Annual Report on Form 20-F for the year ended December 31, 2022 (the “Report”) of the Registrant fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and
2.The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Registrant.

Date: April 27, 2023

	Signature:	/s/ Rick Dunn
Rick Dunn
Chief Financial Officer
This certification accompanies the Report pursuant to § 906 of the Sarbanes-Oxley Act of 2002 and shall not, except to the extent required by the Sarbanes-Oxley Act of 2002, be deemed filed by the Registrant for purposes of § 18 of the Securities Exchange Act of 1934, as amended.

Exhibit 15.1
Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the following Registration Statements:

1.Registration Statement (Form S-8 No. 333-266733) pertaining to the Satellogic Inc. 2021 Incentive Compensation Plan and

2.Registration Statement (Form S-8 No. 333-269552) pertaining to the Satellogic Inc. 2021 Incentive Compensation Plan

of our report dated April 27, 2023, with respect to the consolidated financial statements of Satellogic Inc. included in this Annual Report (Form 20-F) of Satellogic Inc. for the year ended December 31, 2022.

/s/ Ernst & Young LLP

Charlotte, NC
April 27, 2023

Exhibit 15.2

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the following Registration Statements:
1.Registration Statement (Form S-8 No. 333-266733) pertaining to the Satellogic Inc. 2021 Incentive Compensation Plan and
2.Registration Statement (Form S-8 No. 333-269552) pertaining to the Satellogic Inc. 2021 Incentive Compensation Plan

of our report dated April 27, 2023, with respect to the consolidated financial statements of Satellogic Inc. included in this Annual Report (Form 20-F) of Satellogic Inc. for the year ended December 31, 2022.

Buenos Aires, Argentina
April 27, 2023

/s/ Pistrelli, Henry Martin y Asociados S.R.L.
PISTRELLI, HENRY MARTIN Y ASOCIADOS S.R.L.
Member of Ernst & Young Global Limited

Exhibit 15.3

April 27, 2023

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Ladies and Gentlemen:

We have read the item 16.F – "Change in Registrant’s Certifying Accountant” of the annual report on Form 20-F for the year ended December 31, 2022 of Satellogic Inc. We agree with the statements contained therein in relation to Pistrelli, Henry Martin y Asociados S.R.L. We have no basis to agree or disagree with other statements of the registrant contained therein.

Very truly yours,

/s/ Pistrelli, Henry Martin y Asociados S.R.L.
PISTRELLI, HENRY MARTIN Y ASOCIADOS S.R.L.
Member of Ernst & Young Global Limited