Form 20-F
period 2023-12-31
Satellogic Inc.
filed 2024-04-15
CIK 1874315

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
__________________________
FORM 20-F
__________________________

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934
For the Fiscal Year Ended December 31, 2023
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
Rick Dunn, Chief Financial Officer, 210 Delburg Street, Davidson, NC 28036, (704) 894-4482
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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of December 31, 2023: 76,721,343 Class A ordinary shares and 49,184,868 warrants to purchase Class A ordinary shares and 13,582,642 Class B ordinary shares.

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
Unless defined elsewhere in this report (this “Report”), the following terms shall be defined as follows:
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
“Borrower” means Nettar Group Inc., a subsidiary of the Company.
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
“EO” means earth observation.
“EO services” means geospatial intelligence, imagery and related data analytic products and services.
“Exchange Act” means the Securities Exchange Act of 1934, as amended.
“Forward Purchase Contract” means that certain amendment and restatement of the forward purchase contract, dated January 28, 2021, by and between CF V and the Sponsor pursuant to which the Sponsor agreed to purchase, and we agreed to issue and sell to the Sponsor, 1,250,000 Class A ordinary shares (subject to adjustment) and 333,333 warrants.
“GEO” means geostationary earth orbit satellites.
“Holder Representative” means Acquiom Agency Services LLC.

“IFRS” means the International Financial Reporting Standards, as issued by the International Accounting Standards Board.
“IRS” means the U.S. Internal Revenue Service.
“LEO” means low earth orbit satellites.
“Liberty Letter Agreement” means the Amended and Restated Letter Agreement, dated as of February 10, 2022 by and among Satellogic Inc., Liberty Strategic Capital (SATL) Holdings, LLC and CFAC Holdings V, LLC (incorporated by reference to Exhibit 10.16 to the Registration Statement on Form F-1 filed on February 14, 2022 (file no. 333-262699) and referenced as Exhibit 10.13 to this Report).
“MEO” means medium earth orbit satellites.
“Merger” means the Transactions consummated pursuant to the Merger Agreement.
“Nasdaq” means The Nasdaq Capital Market.
“NOAA” means the U.S. National Oceanic and Atmospheric Administration.
“Note Purchase Agreement” means that certain Note Purchase Agreement, dated April 12, 2024, by and among the Company, the Borrower, the Holder Representative, and the Purchaser signatory thereto.
“Ordinary Shares” means our Class A ordinary shares and our Class B ordinary shares.
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
“Purchaser” means Tether Investments Limited.
“R&D” means research and development.
“SEC” means the United States Securities and Exchange Commission.
“Secured Convertible Notes” means the $30 million in aggregate principal amount of floating rate secured convertible promissory notes issued pursuant to the Note Purchase Agreement.
“Securities Act” means the United States Securities Act of 1933, as amended.

“SOFR” means the Secured Overnight Financing Rate.
“SpaceX” means SpaceX Exploration Technologies Corp.
“SpaceX Agreement” means that certain Multi-Launch Agreement, dated April 5, 2022, by and between the Company and SpaceX, as the same may be amended, supplemented or otherwise modified from time to time.
“Sponsor” means CFAC Holdings V, LLC, a Delaware limited liability company.
“Transactions” means the transactions contemplated by the Merger Agreement or any of the ancillary agreements related thereto.
“U.S. dollar,” “$” or “USD” each refers to the United States Dollar.
“U.S. GAAP” means accounting principles generally accepted in the United States of America.
“Warrants” means, jointly, the Columbia Warrants, the PIPE Warrants, the Liberty Warrants, the Liberty Advisory Fee Warrant, and the $8.63 Warrants.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
This Report contains “forward-looking statements” within the meaning of the U.S. federal securities laws. The words “anticipates,” “believe,” “continue,” “could,” “estimate,” “expect,” “intends,” “may,” “might,” “plan,” “possible,” “potential,” “predicts,” “project,” “should,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. These forward-looking statements are based on our current expectations and beliefs concerning future developments and their potential effects on us and include statements concerning, among other things, our plans, strategies and prospects, both business and financial. Although we believe our plans, intentions and expectations reflected in or suggested by these forward-looking statements are reasonable, we cannot give any assurance that we either will achieve or realize these plans, intentions or expectations. Forward-looking statements are inherently subject to risks, uncertainties and assumptions. Generally, statements that are not historical facts, including statements concerning possible or assumed future actions, business strategies, events or results of operations, are forward-looking statements. Forward-looking statements in this Report include, but are not limited to, statements about:

•our future financial performance, including funding expansion plans and opportunities;

•our success in retaining or recruiting, or changes required in, our officers, key employees or directors;

•changes in our strategy, future operations, financial condition, estimated revenue and losses, projected costs, prospects and plans;

•our expectations regarding the Secured Convertible Notes;

•our ability to coordinate with the NOAA’s Commercial Remote Sensing Regulatory Affairs division to assure an understanding of regulations as they evolve;

•the implementation, market acceptance and success of our business model;

•our expectations surrounding capital requirements as it seeks to build and launch more satellites;

•our expectations surrounding the growth of our commercial platform as a part of our revenues;

•our ability to conduct remaps of the planet’s surface with increasing regularity or frequency as we increase the number of our satellites in orbit;

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

•risks related to the Secured Convertible Notes;

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

•our dependence on ground station and cloud-based computing infrastructure operated by third parties for value added services, and any errors, disruption, cybersecurity incidents, performance problems, or failure in their or our operational infrastructure;

•risk related to certain minimum service requirements in our customer contracts;

•market acceptance of our EO services and our dependence upon our ability to keep pace with the latest technological advances, including those related to artificial intelligence and machine learning;

•our ability to identify suitable acquisition candidates or consummate acquisitions on acceptable terms, or our ability to successfully integrate acquisitions;

•competition for EO services;

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

•the failure of the market for EO services to achieve the growth potential we expect;

•risks related to our satellites and related equipment becoming impaired;

•risks related to the failure of our satellites to operate as intended;

•production and launch delays, launch failures, and damage or destruction to our satellites during launch;

•significant risks and uncertainties related to our insurance that may not be covered by insurance; and

•the impact of natural disasters, unusual or prolonged unfavorable weather conditions, epidemic outbreaks, terrorist acts and geopolitical events (including the ongoing conflicts between Russia and Ukraine, in the Gaza Strip and the Red Sea region) on our business and satellite launch schedules.
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
•We are dependent on third parties to build and provide certain satellite components, products and services, including to transport and launch our satellites into space, and any inability to meet our needs could have a material and adverse impact on our business, financial condition, and results of operations.
•We depend on ground station and cloud-based computing infrastructure operated by third parties, and any failure in their or our operational infrastructure could materially and adversely affect our business.
•Any failure to meet our minimum service requirements in any customer contracts may materially and adversely affect our business, results of operations and financial condition.
•Market acceptance of our EO services may not continue, and our business is dependent upon our ability to keep pace with the latest technological changes.
•We face competition for EO services, which may limit our ability to gain market share.
•We may fail to foresee challenges with international operations or regulations in certain markets may change.
•Our products and services are complex and could have unknown defects or errors, which may increase our costs, harm our reputation, give rise to costly litigation, or divert our or our customers’ resources.

•Our business is capital intensive, and we may not be able to raise adequate capital to finance our strategies.
•There is substantial doubt about our ability to continue as a going concern.
•Our ability to grow our business depends on the successful production, launch, commissioning and/or operation of our satellites, which is subject to many uncertainties, some of which are beyond our control.
•The market for EO services has not been established with precision, is still emerging and may not achieve the growth potential we expect or may grow more slowly than expected.
•If our satellites and related equipment become impaired, or fail to operate as intended, it could have a material adverse effect on our business, financial condition, and results of operations.
•Satellites are subject to production and launch delays, launch failures, and damage or destruction during launch, the occurrence of which could materially and adversely affect our operations.
•Our business involves significant risks and uncertainties that may not be covered by insurance or insurance coverage may be insufficient or unavailable on acceptable cost and terms, if at all.
•Coordination results may adversely affect our ability to use our satellites in certain orbital locations or may delay our ability to launch satellites and thereby limit our ability to provide our proposed services.
•Natural disasters, unusual or unfavorable weather conditions, pandemic or epidemic outbreaks, terrorist acts and geopolitical events could disrupt our business or satellite launch schedules.
•The anticipated benefits of our Domestication are subject to risks and uncertainties, and may not materialize.
•In connection with our Domestication, we will lose our foreign private issuer status, which will require us to comply with the Exchange Act’s domestic reporting regime and cause us to incur significant expenses.
•We may not have sufficient cash flows from our business to continue to fund our operations and pay our debt.
•The issuance of our Class A ordinary shares upon conversion of the Secured Convertible Notes or our Class A ordinary shares that may otherwise be issued and/or sold by the Company or selling securityholders, could cause substantial dilution, which could materially affect the trading price of our Class A ordinary shares.
•The Secured Convertible Notes are secured by a security interest in substantially all of our assets, so if we default on those obligations, the noteholder could foreclose on, liquidate and/or take possession of our assets.
•Provisions of the Secured Convertible Notes may prevent or frustrate attempts by third parties to acquire a controlling interest in us or change our management.
•Our Secured Convertible Notes have restrictions that may make it difficult to execute our strategy or compete.
•If we become a U.S. governmental contractor, our business will be subject to significant U.S. regulations, and changes in U.S. government spending could reduce our revenue and adversely affect our business.
•Our technology may violate the proprietary rights of third parties, our intellectual property may be misappropriated or infringed upon by third parties, or we may fail to comply with the terms of any open-source software license applicable to our technology, each of which could have a negative impact on our operations.
•We rely on the specialized expertise of our senior management, engineering, sales and operational staff and must retain and attract qualified and highly skilled personnel in order to grow our business successfully.
•Continuing inflation and/or elevated interest rates for prolonged periods could have an adverse effect on our business, financial condition, and results of operations.
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
•The ability of management to operate the business successfully is largely dependent upon the efforts of certain of our key personnel. The loss of key personnel could negatively impact our operations and financial results.
•The dual class structure of our Ordinary Shares has the effect of concentrating voting control with certain of our stockholders and limiting our other stockholders’ influence on corporate matters and may discourage others from pursuing any change of control transactions that holders of Class A ordinary shares may view as beneficial.
•We do not expect to declare any dividends in the foreseeable future.
•Failure to maintain effective internal controls over financial reporting could have a material adverse effect on our business, operating results and stock price.
•We are an “emerging growth company” and, as a result of the reduced disclosure and governance requirements applicable to emerging growth companies, our Class A ordinary shares may be less attractive to investors.
•Because we are incorporated in the BVI, the rights of our shareholders are not as extensive as those rights of stockholders of U.S. corporations and it may be more difficult for our shareholders to protect their rights or enforce judgments against us than it would be if we were a corporation incorporated in another jurisdiction.
Risk Related to Our Business and Industry
We are an early stage company that has not demonstrated a sustained ability to generate revenues. If we do not generate revenues as expected, our financial condition will be materially and adversely affected.
Since inception, we have devoted substantially all of our resources to designing, building and developing our satellites and satellite components and technology, enhancing our geospatial analytics capabilities and services, planning our business, raising capital and providing general and administrative support for these operations. As a relatively new business, we have not demonstrated a sustained ability to generate sufficient revenue from our EO services or conduct sufficient sales and marketing activities necessary for successful commercialization of our geospatial data and analytics platform (“Platform”). Additionally, we recently established our Space Systems business line, which will allow us to sell our satellites directly to customers, but for which we have only a limited demonstrated track record of revenues. Consequently, any assessment a reader makes about our current business, future success or viability may not be as accurate as it could be if we had a longer operating history. Further, our limited financial track record, without meaningful revenue from our expected future principal business, is of limited reference value for an assessment of our business and future prospects.
As of December 31, 2023, we have an accumulated deficit of $283.8 million. For the year ended December 31, 2023, we had net cash used in operating activities of $49.6 million. As of December 31, 2023, we had cash and cash equivalents of $23.5 million. We will continue to incur losses and negative operating cash flows until we are able to onboard a sufficient number of customers, contracts and launch and scale a sufficient number of our constellation of satellites, to become profitable and generate positive operating cash flows. As we work to transition from initial start-up activities to commercial production and sales, it is difficult to forecast our future results. We have limited insight into trends that may emerge and affect our business, including our ability to attract and retain customers and the competition we will face. If our revenue grows slower than we anticipate or we otherwise fall materially short of our forecasts and expectations, we may not be able to achieve profitability and positive operating cash flows and our financial condition will be materially and adversely affected which could cause our stock price to decline and investors to lose confidence in us.
The success of our business will be highly dependent on our ability to effectively market and sell our EO services and to convert contracted revenues and our pipeline of potential contracts into actual revenues, which can be a costly process.
To date, we have relied heavily on equity and debt financing to fund our business and operations and are currently generating revenue from agreements with a commercial space technology customer and a governmental customer as well as from a base of smaller customer contracts. Since initially launching 13 of our satellites in late 2020, we now have a fleet of 25 satellites in orbit and have significantly accelerated our sales and marketing efforts to government defense and intelligence (“D&I”) agencies, particularly in countries outside of the U.S. Our success will be highly dependent on our ability to convert our significant pipeline of potential contracts into recognized revenues. If we fail to sign contracts with at least some portion of the customers for large projects currently envisaged in our pipeline, particularly over the next couple of years when any large contract would significantly impact our revenues and financial results and grow a sufficient number of contracts with such customers, our business, financial condition, and results of operations will be materially and adversely affected.
Our ability to establish and expand our customer relationships and sell our EO services is subject to a number of factors, including our ability to overcome concerns by customers relating to our lack of experience or track record in providing EO services to customers in the same industry or at all, competition from larger, more experienced service providers, our customers’ satisfaction or dissatisfaction with our satellites and/or our EO services, the frequency and severity of errors or disruptions in our satellites, reliability of our satellites, the effects of general economic conditions, competitive offerings or alternatives, reductions in our customers’ spending levels, and pricing.
In addition, continued concerns regarding our minor operations in China could impact our ability to win bids from, or enter into customer contracts with, certain government agencies or commercial customers.
Our sales growth is dependent upon our ability to implement sophisticated and potentially costly sales and marketing initiatives. These initiatives may not be effective in generating sales, and in such event our results of operations will be harmed. In the near term, we intend to derive substantially all our revenues from providing our EO services to international government D&I agencies, and in the longer-term, intend to expand our operations to serve commercial customers in a variety of markets and industries. We cannot give any assurance that we will be able to secure future business or that the potential uses for our EO services in commercial applications will develop. It is difficult to predict our future revenues and appropriately budget for our expenses, and we have limited insight into trends that may emerge and affect our business. If actual results do not improve or improve more slowly than we anticipate, our operating results, prospects and financial position could be materially and adversely affected.
The loss of one or more of our largest customers could adversely affect our results of operations.

We are dependent on a small number of customers for a large portion of our revenue, such as a commercial space technology customer and a governmental customer. A significant decrease in the sales to or loss of any of our major customers would have a material adverse effect on our business, financial condition, and results of operations. In 2023, we had four customers that each accounted for more than 10% of our total revenue and in 2022, we had two customers that accounted for 10% of our total revenue. Customers in the D&I market generally purchase our EO services in connection with government programs that have a limited duration, leading to fluctuating sales to any particular customer in this market from year to year. If we lose one or more of our major enterprise or government customers, or if we experience a significant reduction in business from one or more major enterprise or government customers, there is no assurance that we would be able to quickly replace those customers to generate comparable revenue, which could harm our operating results and profitability.
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
We may face risks and uncertainties associated with D&I-related contracts, which may have a material adverse effect on our business.
We are still an early-stage company and only began to recognize revenues in 2021. Acquiring defense-related governmental contracts, such as the three-year agreement we entered into with the government of Albania, is part of our growth strategy. The acquisition of defense-related or governmental customers results in our EO services being incorporated into defense programs. Whether such defense or governmental contracts are directly with the U.S.

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
We may be unable to prepare and operate high throughput production facilities for production within our planned timeframes, in a cost-effective manner or at all due to a variety of factors, including, but not limited to, a failure to acquire or lease a production facility, a stoppage of construction as a result of public health emergencies, geopolitical conflicts, insufficiency of utility infrastructure, unexpected construction problems, permitting and other regulatory issues, severe weather, labor disputes, and issues with subcontractors or vendors. In addition, the cost to scale satellite production may be more than we are currently forecasting based on higher plant acquisition and build out costs, higher labor costs, increases in plant and equipment costs, increased transportation and supply chain costs and higher costs to manage and administer the plant and supply chain. Any delay or inability to build and launch satellites as we resume efforts to scale satellite production, including at the expected cost, could significantly delay or reduce expected revenue, profitability and cash flow. No assurance can be given that construction of the satellites will be completed on time or at all, or as to whether we will have sufficient funds available to complete construction if we experience unexpected delays or costs.
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
We are dependent on third parties to build and provide certain satellite components, products and services, including to transport and launch our satellites into space and any delay could have a material and adverse impact on our business, financial condition, and results of operations.
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
Further, in the event that a launch is delayed, our timing for recognition of revenue may be impacted depending on the length of the delay and the nature of our impacted customer contracts. While such delays are common in the space industry, any delay in a launch could result in a delay in recognizing revenue which could materially and adversely impact our financial statements or result in negative impacts to our earnings during a specified time period, which could have a material adverse effect on our business, financial condition, and results of operations.
Although we design and build our satellites and many of our key satellite components, we rely on third party vendors and manufacturers to build and provide certain satellite components, products or services and the inability of these vendors and manufacturers to meet our needs could have a material adverse effect on our business.
We design the core components that go into developing and manufacturing our satellites to be mission specific, partner with third parties to manufacture those components for us and then assemble, integrate and test the components and satellites in our own facilities (or support customers’ assembly, integration and testing (“AIT”) in such customers’ facilities). Our ability to manage our production line and supply of raw materials and components to meet production goals may be constrained by our suppliers’ inability to scale production. An inability to grow the number of satellites we have in orbit could jeopardize our ability to fulfill obligations under customer contracts, which could, in turn, result in reduced sales, contract penalties or terminations and damage to customer relationships and our reputation, and could have a material adverse effect on our business, financial condition, and results of operations.

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
We depend on ground station and cloud-based computing infrastructure operated by third parties for value added services, and any errors, disruption, performance problems or failure in their or our operational infrastructure could materially and adversely affect our business, financial condition, and results of operations.
We rely on the technology, infrastructure, and software applications, including software-as-a-service offerings, of certain third parties, such as ground station infrastructure operated by two separate third-party vendors, in order to launch and deliver our satellites into space and operate some or all of certain key features or functions of our business, including deployment of our cloud-based imagery services and other geospatial and data analytic services. We do not have control over the operations of the facilities of the third parties that we use. If any of these third-party services experience errors, disruptions, security issues, or other performance deficiencies, if they are updated such that they become incompatible, if these services, software, or hardware fail or become unavailable due to extended outages, interruptions, defects, or otherwise, or if they are no longer available on commercially reasonable terms or prices (or at all), these issues could result in errors or defects in the delivery of our EO services, or our ability to manage our operations could be interrupted until equivalent services or technology, if available, are identified, procured, and implemented, all of which may take significant time and resources, increase our costs, and could materially and adversely affect our business, financial condition, and results of operations.
Our customer contracts may require us to meet certain minimum service requirements which can vary significantly from customer to customer. Any failure to meet our service requirements may materially and adversely affect our business, results of operations and financial condition.
Our agreements with customers may provide for minimum service level commitments, which contain specifications regarding the availability and performance of our products and services such as assured access and guaranteed capacity. Any failure of or disruption to our infrastructure could impact the performance of our satellites and the availability of our products and services to our customers. Although our customers will expect some level of potential disruption based on the product specifications and general operational conditions, if we are unable to meet any minimum service requirements or if we suffer extended periods of poor performance or unavailability of our products and services, we may lose customer contracts and suffer reputational harm which could materially and adversely affect our business, financial condition, and results of operations.
Market acceptance of our EO services may not continue, and our business is dependent upon our ability to keep pace with the latest technological changes.
The market for our EO services is characterized by rapid technological change and evolving industry standards. Failure to respond in a timely and cost-effective way to these technological developments could have a material adverse effect on our business and operating results. As a result, our success will depend, in part, on our ability to develop and market service offerings that respond in a timely manner to the technological advances and needs of our customers, and evolving industry standards. In addition, although in the near term, we intend to derive substantial revenues from providing EO services to government D&I agencies, in the longer-term, we intend to expand our operations to serve commercial customers in a variety of markets and industries and through a wide range of applications.
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
Due to the design complexity of our products and services, we may, in the future, experience delays in completing the development and introduction of new or enhanced products or product applications. Any such delays could result in increased costs of development or deflect resources from other projects. In addition, there can be no assurance that the market for our EO services will develop or continue to expand or that we will be successful in identifying new markets or applications as we currently anticipate. The failure of our technology to gain market acceptance could significantly reduce our planned revenues and harm our business. Market acceptance of our products and services depends on a number of factors, including the quality, scope, timeliness, sophistication, and price of substitute products and services. We cannot be sure that our competitors will not develop competing technologies that gain market acceptance in advance of our technologies or develop technologies that better meet the needs of our customers. The possibility exists that our competitors might develop new technology or offerings that might cause our existing technology and offerings to become obsolete. If we fail to develop, manufacture, and market innovative technologies that enable our products and services to meet customers’ requirements or our technologies fail to achieve market acceptance more rapidly as compared to our competitors, our ability to procure new contracts could be negatively impacted and our business may not continue to grow in line with expectations or at all. If we are unable to achieve sustained growth, we may be unable to execute our business strategy, expand our business or fund other liquidity needs and our business, financial condition, and results of operations could be materially and adversely affected.
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

We face competition for EO services which may limit our ability to gain market share.
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
We may not compete successfully against our current or potential competitors. If we are unable to compete successfully, or if competing successfully requires us to take costly actions in response to the actions of our competitors, our business, financial condition, and results of operations could be materially and adversely affected. In addition, companies competing with us may have an entirely different pricing or distribution model from ours. Increased competition could result in fewer customer contracts, price reductions, reduced margins, and inability to gain market share, any of which could harm our business and results of operations.
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
We cannot provide assurances that our businesses will generate sufficient cash flow from operations in the future or that additional capital will be available in amounts sufficient to enable us to execute our business strategies. As discussed below, our ability to satisfy our longer-term liquidity will depend primarily on our ability to grow our revenue and meet our revenue targets, and additional funding may be required for a variety of reasons. The availability and cost to us of external financing depend on a number of factors, including general market conditions, our financial performance and our credit rating. Both our credit rating and our ability to obtain financing generally may be influenced by the supply and demand characteristics of our industry generally. Declines in our expected future revenue under contracts with customers and challenging business conditions faced by our customers are among factors that may adversely affect our credit. Other factors that could impact our credit include the amount of debt in our capital structure, activities associated with our strategic initiatives, our expected future cash flows, and the capital expenditures required to execute our business strategy. The overall impact on our financial condition of any transaction that we pursue may be negative or may be negatively perceived by the financial markets and ratings agencies, and may result in adverse rating agency actions with respect to any credit rating we may have from time to time. Disruption in the capital markets, including as a result of interest rate volatility and geopolitical instability, a deterioration in our financial performance or a credit rating downgrade could limit our ability to obtain financing or could result in any such financing being available only at greater cost or on more restrictive terms than might otherwise be available.
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
There is substantial doubt about our ability to continue as a going concern.
Our audited consolidated annual financial statements as of December 31, 2023 have been prepared under the assumption that we will continue as a going concern for the next twelve months. As of December 31, 2023, we had cash and cash equivalents of $23.5 million and an accumulated deficit of $283.8 million. We do not believe that our cash and cash equivalents are sufficient to fund operations and capital expenditures to reach larger scale revenue generation from our product offerings. As a result of our financial condition and other factors described herein, there is substantial doubt about our ability to continue as a going concern. Our ability to continue as a going concern will depend on our ability to obtain additional funding, as to which no assurances can be given. We continue to analyze various alternatives, including potentially obtaining debt or equity financings or other arrangements. Our future success depends on our ability to raise capital. We cannot be certain that raising additional capital, whether through selling additional debt or equity securities or obtaining a line of credit or other loan, will be available to us or, if available, will be on terms acceptable to us. If we are unable to obtain funds when needed or on acceptable terms, we may be required to curtail our current development programs, cut operating costs, forgo future development and other opportunities, or even terminate our operations.
Risks Relating to Our Satellites and Industry
Our ability to grow our business depends on the successful production, launch, commissioning and/ or operation of our satellites and related ground systems, software and analytic technologies, which is subject to many uncertainties, some of which are beyond our control.
Our current primary R&D objectives focus on the development of satellites and related components that can remap the entire surface of the Earth in high resolution as well as our EO services, including creating a catalog of archived data. While we currently have 25 satellites in orbit, we estimate the gross costs associated with designing, building, and launching our satellites to build out our constellation will be significant, and there can be no assurance that we will complete these deployments on a timely basis, on budget or at all. Design, manufacture and launch of satellite systems are highly complex and historically have been subject to delays and cost over-runs. If we do not complete development and manufacturing of additional satellites in our anticipated timeframes or at all, our ability to grow our business will be adversely affected. The successful development, integration, and operation of our satellites and our EO services involves many uncertainties, some of which are beyond our control, including, but not limited to:
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
•successful completion of demonstration missions; and
•the impact of public health emergencies on us, our customers and suppliers, and the global economy.
The occurrence or failure of any of the above events, as applicable, could have a material adverse effect on our ability to continue to develop, integrate and operate our satellites and related infrastructure, products, and services, which could materially adversely affect our business, financial condition, and results of operations.

The market for EO services has not been established with precision, is still emerging and may not achieve the growth potential we expect or may grow more slowly than expected.
The market for EO services has not been established with precision as the commercialization of space is a relatively new development and is rapidly evolving. Our views of the total addressable market are based on a number of third-party reports which may or may not accurately reflect future market size and growth. As a result, our views of the total addressable market for our products and services may prove to be incorrect. In addition, if interest in our EO services by commercial customers, or the expected growth in commercial applications for EO services, is less than expected, or our satellite and related technologies are unable to meet expected customer expectations and demand, our business and financial results will be materially and adversely affected.
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

Satellites can experience malfunctions, commonly referred to as anomalies, which have occurred and may occur in the future in our satellites. Anomalies can occur as a result of various factors, such as satellite manufacturer error, whether due to the use of new or largely unproven technology or due to a design, manufacturing or assembly defect that was not discovered before launch and general failures resulting from operating satellites in the space environment. Any single anomaly could materially and adversely affect our ability to utilize the satellite. Anomalies may also reduce the expected capacity, commercial operation and/or useful life of a satellite, thereby reducing the revenue that could be generated by that satellite or create additional expenses due to the need to provide replacement or back-up satellites or satellite capacity earlier than planned and could have a material adverse effect on our business. In addition, if a satellite or satellites experience a malfunction, the satellite capacity of our non-impacted network may be insufficient to meet all of our customers’ needs or may cause service interruptions, and we may need to potentially blackout or reduce service to certain customers, which would adversely affect our relationships with our customers and result in loss of revenues. Although we work diligently both internally and with our suppliers to determine and eliminate the cause of anomalies in new satellites and provide for redundancies of many critical components in our satellites, we may not be able to prevent the impact of anomalies in the future.
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
Our business involves significant risks and uncertainties that may not be covered by insurance or insurance coverage may be insufficient or unavailable on acceptable cost and terms, if at all.
We endeavor to obtain insurance coverage from established insurance carriers to cover certain risks and liabilities related to our business. However, the amount of insurance coverage that we maintain may not be adequate to cover all claims or liabilities. Obtaining adequate insurance poses challenges as the price and availability of insurance fluctuates significantly and insurance market conditions or factors outside our control at the time we are in the market for the required insurance, such as failure of a satellite using similar components, could cause premiums to be significantly higher than current estimates and could reduce amounts of available coverage. The cost of our insurance has been increasing and may continue to increase. Higher premiums on insurance policies will reduce our operating income by the amount of such increased premiums, or we may be forced to purchase lower-cost policies that include terms less favorable to us, such as additional coverage exclusions or higher deductibles. If the terms of insurance policies become less favorable than those currently available, there may be limits on the amount of coverage that we can obtain, or we may not be able to obtain insurance at all.

Further, existing coverage may be canceled while we remain exposed to the relevant risks and we are unable to obtain insurance to protect against all operational risks, natural hazards and liabilities. Although we maintain insurance policies that we believe to be adequate, we cannot provide assurance that this insurance will be adequate to protect us from all material judgments and expenses related to potential future claims or that these levels of insurance will be available in the future at economical prices or at all. A successful liability claim could result in substantial cost to us. Even if we are fully insured as it relates to a claim, such claim could nevertheless diminish our brand and divert management’s attention and resources, which could have a negative impact on our business, financial condition, and results of operations.

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
Natural disasters, unusual weather conditions, pandemic or epidemic outbreaks, terrorist acts and geopolitical events could disrupt our business or satellite launch schedules. Interruption or failure of our infrastructure could hurt our ability to effectively perform our daily operations and provide and produce our products and services, which could damage our reputation and materially and adversely affect our operating results.
We are vulnerable to natural disasters and significant disruptions including tsunamis, floods, earthquakes, fires, water shortages, other extreme or unusual weather conditions, epidemics or pandemics, acts of terrorism or disruptive geopolitical events (including the ongoing conflicts between Russia and Ukraine, in the Gaza Strip and the Red Sea region) where our facilities or the launch facilities of our transport partners are located, or where our third-party suppliers’ facilities are located, power shortages and blackouts, aging infrastructures and telecommunications failures. Furthermore, climate change has increased, and may continue to increase, the rate, size and scope of these natural disasters. In the event of such a natural disaster or other disruption, we could experience disruptions to our operations or the operations of suppliers, subcontractors, distributors or customers, which could affect our ability to maintain launch schedules or fulfill our customer contracts.
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
Risks Relating to the Change in Our Jurisdiction of Incorporation

The anticipated benefits of our domestication from the British Virgin Islands to Delaware are subject to numerous risks and uncertainties, and may not materialize.
We intend to change the jurisdiction of incorporation from the BVI to Delaware, which change is referred to as the “Domestication.” We have recently begun taking steps to effect the Domestication, such as filing a registration statement on Form S-4, for the purpose of registering our outstanding Class A ordinary shares, Class B ordinary shares, and warrants to purchase our Class A ordinary shares, which upon the effectiveness, the Domestication will automatically convert on a one-for-one basis into Class A common stock, Class B common stock, and warrants to purchase Class A common stock, which will comprise our authorized capital as a Delaware entity. There can be no assurance that the Domestication will be successful, but if it is, our organizational documents will change and will be governed by Delaware law rather than BVI law.
Acquiring D&I related governmental contracts, including D&I contracts with U.S. governmental agencies, is part of our growth strategy. We anticipate that the Domestication will reduce barriers to our pursuit of D&I-related contracts with U.S. governmental customers. However, our ability to obtain D&I-related contracts with U.S. governmental customers is subject to numerous risks, including among others, the demand for EO services (or the demand for their incorporation into defense programs), our ability to comply with laws, regulations and rules applicable to U.S. governmental customers designed to mitigate the potential for undue foreign ownership control and ownership, including our ability to make changes to our management and corporate governance structure in order to comply with such laws, rules and regulations, changes in government administration and national priorities, competition from other suppliers, and consolidation amongst U.S. defense industry contractors, which may decrease our relative bargaining power. Any such adverse impact to our ability to successfully obtain D&I-related contracts with U.S. governmental agencies following the Domestication may negatively impact our business and financial condition.
In connection with the Domestication, we will lose our foreign private issuer status, which will require us to comply with the Exchange Act’s domestic reporting regime and cause us to incur significant legal, accounting and other expenses.
Prior to the effectiveness of the Domestication, we qualify as a foreign private issuer and therefore we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act applicable to U.S. domestic issuers. Upon the effectiveness of the Domestication, we will no longer be a foreign private issuer, which will require us to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act applicable to U.S. domestic issuers. In particular, we will be required to comply with the Exchange Act reporting and other requirements applicable to U.S. domestic issuers, which are more detailed and extensive than the requirements for foreign private issuers. We will also be required to make changes in our corporate governance practices in accordance with various SEC and Nasdaq rules. The regulatory and compliance costs to us under U.S. securities laws to comply with the reporting requirements applicable to a U.S. domestic issuer will likely be significantly higher than the cost we have historically incurred as a foreign private issuer. As a result, we expect that the loss of foreign private issuer status will increase our legal and financial compliance costs and will make some activities highly time consuming and costly. We expect that complying with the rules and regulations applicable to U.S. domestic issuers will make it more difficult and expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These rules and regulations could also make it more difficult for us to attract and retain qualified members of our Board and members of our senior management.

The Domestication may result in adverse tax consequences for our stockholders.

Our stockholders may be subject to adverse tax consequences if the Domestication occurs. In particular, if a stockholder is a U.S. holder (as defined under “Item 10. Additional Information—E. Taxation—U.S. Federal Income Taxation”), he, she or it may be subject to U.S. federal income tax as a result of the Domestication. If the stockholder is a non-U.S. holder (as defined under “Item 10. Additional Information—E. Taxation—U.S. Federal Income Taxation”), he, she or it may become subject to withholding tax on dividends paid on our common stock subsequent to the effectiveness of the Domestication. For additional information regarding the potential tax consequences of the Domestication, refer to our Registration Statement on Form F-4 (Registration No, 333-275875), filed with the SEC on December 4, 2023.
Risks Relating to Our Secured Convertible Notes
We may not have sufficient cash flows from our business to continue to sufficiently fund our operations and pay our substantial debt.

We are highly leveraged. Our ability to make scheduled payments of the principal of, to pay interest on, or to refinance our indebtedness, including $30 million in aggregate principal amount of Secured Convertible Notes that mature in April 12, 2028, depends on our future performance, which is subject to economic, financial, competitive and other factors beyond our control. Our business may not continue to generate cash flow from operations in the future sufficient to support our operations, service our debt and make necessary capital expenditures. Our indebtedness may have important consequences to shareholders, including the following:
•we may have difficulty satisfying our obligations under the Secured Convertible Notes, and if we fail to comply with these requirements, an event of default could result;
•we may be required to dedicate a substantial portion of our cash flow from operations to required payments on indebtedness, thereby reducing the availability of cash flow for working capital, capital expenditures and other general corporate activities;
•covenants relating to our debt may limit our ability to obtain additional financing for working capital;
•covenants relating to our debt may limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate;
•we may be more vulnerable than our competitors to the impact of economic downturns and adverse developments in our business; and
•we may be placed at a competitive disadvantage against any less-leveraged competitors.
Our ability to meet our future operating requirements, repay our liabilities, and meet our other obligations, and continue as a going concern is dependent upon a number of factors, including our ability to generate cash flows, adequately fund capital expenditure projects, maintain the listing of our Class A ordinary shares on the Nasdaq, obtain additional financing, and on the performance of our business, all of which are subject to the foregoing risks related to our indebtedness. Further, we may incur additional indebtedness, which could further increase our risk exposure from debt and magnify the foregoing risks.
If we are unable to generate sufficient cash flow from our operations, we will be required to adopt one or more alternatives, subject to the restrictions contained in the Secured Convertible Notes, such as further reducing expenses, selling assets, restructuring debt, or obtaining additional capital on terms that may be onerous and which are likely to be highly dilutive. Also, our ability to raise additional capital and repay or restructure our indebtedness will depend on the capital markets and our financial condition at such time, among other factors. In addition, financing may not be available when needed, if at all, on terms acceptable to us or in compliance with the restrictions contained in our debt instruments. Furthermore, a determination that there is substantial doubt about a company’s ability to continue as a going concern is generally viewed unfavorably by current and prospective investors, as well as by analysts and creditors. As a result of these factors, we may not be able to engage in any of the alternative activities, or engage in such activities on desirable terms, which could harm our business, financial condition, and results of operations, as well as result in a default on our debt obligations. If we are unable to take these actions, we may be forced to significantly alter our business strategy, substantially curtail our current operations, or cease operations altogether.
For additional detail on the Secured Convertible Notes, see Item 4.B “Business Overview – Recent Developments.”
The issuance of our Class A ordinary shares upon conversion of the Secured Convertible Notes or Class A ordinary shares that may otherwise be issued and/or sold by the Company or selling securityholders, could cause substantial dilution, which could materially affect the trading price of our Class A ordinary shares and could limit or preclude other shareholders’ ability to influence corporate matters.
To the extent that the Secured Convertible Notes are converted or exercised, substantial amounts of our Class A ordinary shares will be issued. Under certain default circumstances, the Secured Convertible Notes may become exercisable at prevailing prices or discounts to prevailing prices, and the conversion price of the Secured Convertible Notes will be adjusted in the event that the Company issues additional equity securities under certain issuances below the applicable conversion and/or exercise price. As of April 12, 2024, the conversion of the Secured Convertible Notes would result in the holder holding approximately 21.6% of our Class A ordinary shares and 20.5% of the voting power of our Ordinary Shares. Although we cannot predict the number of our Class A ordinary shares that will actually be issued in connection with any such conversions and/or sales, such issuances could result in substantial decreases to our stock price.
In the event the holder converts the Secured Convertible Notes, and for as long as it holds a significant amount of our Class A ordinary shares, the holder will be able to exert significant control over us. This concentrated control may limit or preclude other shareholders’ ability to influence corporate matters, including the election of directors, amendments of our organizational documents, and any merger, consolidation, sale of all or substantially all of our assets, or other major corporate transaction requiring shareholder approval. In addition, this may prevent or discourage unsolicited acquisition proposals or offers for our Ordinary Shares that shareholders may believe are in their best interest. The holder may also determine to sell substantial amounts of our securities in one or more transactions, including to one or several private parties in negotiated transactions. In that case, those buyers may subsequently be able to exert significant control over us.
For additional detail on the Secured Convertible Notes, see Item 4.B “Business Overview – Recent Developments”.
The Secured Convertible Notes are secured by a security interest in substantially all of our assets, so if we default on those obligations, the noteholder could foreclose on, liquidate and/or take possession of our assets.
The Secured Convertible Notes are secured by substantially all of our assets. Following an event of default on our obligations under the Secured Convertible Notes, the holder could foreclose on its security interests and liquidate or take possession of substantially all the assets of the Company and its subsidiaries, which would harm our business, financial condition, and results of operations and could require us to curtail, or even to cease our operations.
Provisions of the Secured Convertible Notes may prevent or frustrate attempts by third parties to acquire a controlling interest in us or change our management.
Certain provisions of our Secured Convertible Notes may discourage, delay or prevent a merger, acquisition or other change in control of us that shareholders may consider favorable, including transactions in which shareholders might otherwise receive a premium for their shares. For instance, pursuant to the terms of the Secured Convertible Notes, the holder has the right to require us to repurchase their notes upon the occurrence of a change in control, at a repurchase price equal to a price equal to the greater of (i) 105% of the redemption value or (ii) 105% of the then-prevailing conversion value, plus accrued but unpaid interest thereon, as well as any other amounts owed. This use of cash may have a material adverse effect on our liquidity, and as a consequence, could increase the cost of acquiring us, or otherwise make us a less attractive target for acquisition, discouraging a third-party from attempting to acquire us or remove incumbent management, including in a transaction that shareholders may view as favorable.
For additional detail on the Secured Convertible Notes, see Item 4.B “Business Overview – Recent Developments”.
Our Secured Convertible Notes include restrictions that may make it more difficult to execute our strategy or to effectively compete.
Subject to certain exceptions and qualifications, the Secured Convertible Notes restrict our ability and the ability of certain of our subsidiaries to, among other things:
•incur additional debt and guarantees;
•pay dividends and repurchase our Ordinary Shares;
•make other restricted payments, including without limitation, investments;
•create liens, including liens on the collateral;
•sell or otherwise dispose of assets, including capital stock of restricted subsidiaries;
•enter into sale and leaseback transactions;
•enter into agreements that restrict dividends from subsidiaries;
•enter into transactions with our affiliates;
•consolidate, merge, sell or otherwise dispose of all or substantially all of our assets; and
•enter into new lines of business.
Holders of our Secured Convertible Notes also have the right to require us to repurchase their Secured Convertible Notes upon the occurrence of certain asset sales. These restrictions may make it difficult to successfully execute our business strategy, including by limiting our ability to engage in certain transactions, or effectively compete with companies that are not similarly restricted.
In addition, a breach of any of these restrictive covenants could result in a default under the Secured Convertible Notes. If a default occurs, the holder may elect to declare 100% of the outstanding principal, together with accrued and unpaid interest and other fees, to be immediately due and payable. If we are unable to repay outstanding amounts when due, the holder will also have the right to proceeds against the collateral granted to them to secure the indebtedness owed to them. If our obligations under the Secured Convertible Notes were accelerated, we cannot assure you that our assets would be sufficient to repay in full such indebtedness.
For additional detail on the Secured Convertible Notes, see Item 4.B “Business Overview – Recent Developments”.
Risks Relating to Legal and Regulatory Matters
We are subject to stringent U.S. export and import control laws and regulations. Unfavorable changes in these laws and regulations or U.S. government licensing policies, our failure to maintain U.S. government authorizations under these laws and regulations, or our failure to comply with these laws and regulations could have a material adverse effect on our business, financial condition, and results of operations.
We have a global supply chain of upstream and downstream partners including manufacturers, suppliers and launch providers from a number of countries including the U.S. Based on these activities and our obligations under our NOAA licenses, we are required to comply with U.S. export control laws and regulations, including the Export Administration Regulations (“EAR”), administered by the U.S. Department of Commerce’s Bureau of Industry and Security (“BIS”). Pursuant to this regulation, we may be required, among other things, to (i) determine the proper licensing jurisdiction and export classification of products, software, and technology, and (ii) obtain licenses or other forms of U.S. government authorization to conduct some business related transactions. Violations of applicable export control laws and related regulations could result in criminal and administrative penalties, including fines, possible denial of export privileges, and debarment, which could have a material adverse impact on our business, including our ability to enter into contracts or subcontracts for U.S. government customers. U.S. export licenses are required to transfer or make accessible certain of our products, software and technical information to our non-U.S. employees (called “deemed exports”).
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
Our current business and operations require that we operate in compliance with and under the purview of some U.S. regulatory bodies.
With recent changes related to our positioning to serve U.S. government customers, our satellite operations are subject to U.S. regulation.

The raw data collected by our constellation is collected through a series of ground stations strategically located in several global locations. We have a primary mission command control center in the U.S. that has ultimate operational control of our constellation and is supported by additional teams in each of Spain and Argentina. With the shift of ultimate operational constellation control to the U.S. last year, Satellogic filed for an operator’s license with NOAA which was granted in November 2023. We are currently pursuing a license with the Federal Communications Commission (“FCC”). We also find that we are subject to directly and through our contract with SpaceX for launch of our satellites, the U.S. regulations of the Federal Aviation Administration (“FAA”) licensing requirements. We have taken appropriate measures to assure full compliance with these and similar regulations.
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
•In order to obtain D&I contracts with agencies and departments of the U.S. government, we may also have to make changes to our management and corporate governance structure to comply with applicable regulations.
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
A large part of our growth strategy includes seeking U.S. governmental agency customers, particularly in D&I, though we have not acquired any U.S. governmental agency customers to date. Obtaining contracts with certain U.S. governmental agencies may require us to maintain national security clearance and mitigation elements under the National Industry Security Program. Obtaining and maintaining national security clearances involves a lengthy process. Going forward, we will require a facility clearance to meet the requirements of D&I EO solicitations.
Our business with governmental entities is subject to the policies, priorities, regulations, mandates, and funding levels of such governmental entities and may be negatively impacted by any change thereto.
We have entered into contracts with governments, including a three-year $6 million Constellation-as-a-Service contract with the Republic of Albania, and governmental agencies to provide our products and services. This subjects our business to laws and regulations applicable to companies doing business with the applicable government. These government contracts customarily contain provisions that give the applicable government substantial rights and remedies, many of which are unfavorable to counterparty contractors and are not typically found in commercial contracts. For instance, most government agencies include provisions that allow the government to unilaterally terminate or modify contracts for convenience, and in such event, the counterparty to the contract may generally recover only our incurred or committed costs and settlement expenses and profit on work completed prior to the termination. Further, typically where the government terminates a contract for default, the defaulting party may be liable for any extra costs incurred by the government in procuring undelivered items from another source.
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
Further, changes in governmental policies, priorities, regulations, requirements applicable to commercial data and imagery providers, mandates or funding levels, the imposition of budgetary constraints or a decline in government support or deferment of funding for programs in which we or our customers participate could result in contract terminations, delays in contract awards, reduction in contract scope, performance penalties or breaches of our contracts, the failure to exercise contract options, the cancellation of planned procurements and fewer new business opportunities, all of which could materially and adversely impact our business, financial condition, and results of operations.
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
We collect and process customer data, which may include personal data. Due to the sensitivity of the information and data we expect to manage in the future, as well as the nature of our customer base, the security features of our information systems are critical. We have pursued and obtained our Data Privacy Framework certification to assure our compliance with the principles governing data transfers. A variety of U.S. federal, state and foreign laws and regulations govern the collection, use, retention, sharing and security of this information. Laws and regulations relating to privacy, data protection and consumer protection are evolving and subject to potentially differing interpretations. These requirements may not be harmonized, may be interpreted and applied in a manner that is inconsistent from one jurisdiction to another or may conflict with other rules or our practices. As a result, our practices may not have complied or may not comply in the future with all such laws, regulations, requirements and obligations.
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
The GDPR, the UK GDPR, and other state and global laws and regulations have increased our responsibility and potential liability in relation to personal data, and we have and will continue to put in place additional processes and programs to demonstrate compliance. The EU Commission completed a thorough assessment of the adequacy of the U.S. with regard to data privacy protections that may be applied to the information of EU data subjects. Subsequent to the review, the EU Commission reached an adequacy decision that the United States ensures an adequate level of protection for personal data transferred from the EU to companies participating in the EU-US Data Privacy Framework. Satellogic chose to document and submit for certification under the EU-US Data Privacy Framework and the UK extension to the Data Privacy Framework, both of which we obtained in October 2023.
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
We also try to protect our intellectual property by filing patent applications related to our technology, inventions and improvements that are important to the development of our business. The steps we take to protect our intellectual property may be inadequate. We currently have 30 issued patents, two issued utility models and 49 patent applications pending in nine jurisdictions. Our pending patent applications may not result in patents being issued, which may have a material adverse effect on our ability to prevent others from commercially exploiting products similar to ours. We cannot be certain that we are the first inventor of the subject matter to which we have filed a particular patent application, or if we are the first party to file such a patent application. If another party has filed a patent application concerning the same subject matter as we have, we may not be entitled to the protection sought by the patent application. We also cannot be certain whether the claims included in a patent application will ultimately be allowed in the applicable issued patent. As a result, we cannot be certain that the patent applications that we file will be granted. Further, the scope of protection of issued patent claims is often difficult to determine.
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
In addition, the Secured Convertible Notes are secured by substantially all of our assets, including our intellectual property. Following an event of default on our obligations under the Secured Convertible Notes, the holder could foreclose on its security interests and liquidate or take possession of substantially all of our assets, including our intellectual property, which could materially adversely impact our business and results of operations.

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

If our data and network infrastructure were to fail, or if we were to suffer an interruption or degradation of services in our data center, third-party cloud, or other infrastructure environments, we could lose important manufacturing and technical data, which could harm our business. Our facilities, as well as the facilities of third parties that maintain or have access to our data or network infrastructure, are vulnerable to damage or interruption from earthquakes, hurricanes, floods, fires, cybersecurity attacks, terrorist attacks, power losses, telecommunications failures and similar events. In the event that our or any third-party provider’s systems or service abilities are hindered by any of the events discussed above, our ability to operate may be impaired and our business could be adversely affected. A decision to close facilities without adequate notice or other unanticipated problems could adversely impact our operations. Any of the aforementioned risks may be augmented if our or any third-party provider’s business continuity and disaster recovery plans prove to be inadequate. Our data center, third-party cloud, and managed service provider infrastructure also could be subject to break-ins, cyberattacks, sabotage, intentional acts of vandalism and other misconduct from a spectrum of actors ranging in sophistication from threats common to most industries to more advanced and persistent, highly organized adversaries. Any security breach, including personal data breaches, or incident, including cybersecurity incidents, that we experience could result in unauthorized access to, misuse of or unauthorized acquisition of our internal sensitive corporate data, such as financial data, intellectual property, or data related to contracts with commercial or government customers or partners. Such unauthorized access, misuse, acquisition, or modification of sensitive data may result in data loss, corruption or alteration, interruptions in our operations or damage to our computer hardware or systems or those of our customers. To date, we have not experienced a cybersecurity incident that has resulted in any material impact on our business strategy, results of operations, financial condition or on our ability to run our business. However, any such cybersecurity incident, including if we are unable to effectively resolve breaches in a timely manner, could result in damage to the market perception of the effectiveness of our security and privacy measures, result in negative publicity arising from these types of disruptions damage our reputation, and could have a material adverse effect on our business, operations and financial results. Furthermore, a security event that involves classified or other sensitive government information or certain controlled technical information, could subject us to civil or criminal penalties and could result in loss of government security clearances and other accreditations, loss of our government contracts, loss of access to classified information, loss of export privileges or debarment as a government contractor. The risk that these types of events could seriously harm our business is likely to increase as we expand the number of services we offer as well as increase the number of customers and the countries within which we do business.
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

In connection with the rise of work-from-home arrangements in recent years, there has been a spike in cybersecurity attacks. Increases in such work-from-home arrangements have led businesses to increase reliance on virtual environments and communications systems, which have been subject to increasing third-party vulnerabilities and security risks. Cyber attacks have become more sophisticated and much harder to detect and defend against. Our network and storage applications may be vulnerable to cyber attack, malicious intrusion, malfeasance, attacks by foreign governments and state-sponsored actors, loss of data privacy or other significant disruption and may be subject to unauthorized access by hackers, employees, consultants or other service providers. In addition, hardware, software or applications we develop or procure from third parties may contain defects in design or manufacture or other problems that could unexpectedly compromise information security. Unauthorized parties may also attempt to gain access to our systems or facilities through fraud, trickery or other forms of deceiving our employees, contractors and temporary staff. As cyber threats continue to evolve, we may be required to expend significant additional resources to continue to modify or enhance our protective measures or to investigate and remediate any cybersecurity vulnerabilities. We expect to continue to maintain cyber liability insurance policies covering certain security and privacy damages. However, we cannot be certain that our coverage will be adequate for liabilities actually incurred or that insurance will continue to be available to us on economically reasonable terms, or at all.
Additionally, as a result of the intensification of cybersecurity attacks during periods of geopolitical conflict, such as the ongoing conflict in Ukraine and associated activities in Ukraine and Russia, as well as the ongoing conflicts in the Gaza Strip and the Red Sea region, the volume and sophistication of attempted cybersecurity attacks has increased throughout the world. We believe those risks may be particularly heightened for us and other providers of geospatial intelligence. We believe these conflicts create a heightened risk of cyber attacks on our infrastructure, systems and operations. The risk of cyberattack on us may be higher than that on our competitors due to our commitment to providing satellite imagery only to those organizations that will use our imagery for peaceful purposes as stated in our Terms of Use and as we have publicly stated.
Recurrent or prolonged unavailability of our services due to attacks could cause users to cease using our services and materially adversely affect our business, prospects, financial condition, and results of operations. We use software which we have developed, which we seek to continually update and improve. Replacing such systems is often time-consuming and expensive and can also be intrusive to daily business operations. Further, we may not always be successful in executing these upgrades and improvements, which may occasionally result in a failure of our systems. We may experience periodic system interruptions from time to time. Any slowdown or failure of our underlying technology infrastructure could harm our business, reputation and ability to execute our business plan, which could materially adversely affect our results of operations. Our disaster recovery plan or those of our third-party providers may be inadequate.
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

General Business Risks
We rely on the significant and specialized expertise of our senior management, engineering, sales and operational staff and must retain and attract qualified and highly skilled personnel in order to grow our business successfully. If we are unable to build, expand, and deploy additional management, engineering, sales and operational staff in a timely manner, or if we are unable to hire, retain, train, and motivate such personnel, our growth and long-term success could be adversely impacted.
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
Continuing inflation and/or elevated interest rates for prolonged periods could have an adverse effect on our business, financial condition, and results of operations.
Economic factors, such as continuing inflation and elevated interest rates for prolonged periods in Argentina and other jurisdictions in which we operate or source materials, could have a negative impact on our business. If our costs were to become subject to significant inflationary pressures, we may not be able to fully offset such higher costs through price increases. Our inability or failure to do so could have a material adverse effect on our business, financial condition, results of operations and cash flows.
In addition, the Secured Convertible Notes bear interest at a variable rate. Any future indebtedness we may incur in the future may also bear interest at variable rates. Accordingly, if interest rates increase, so could our interest costs, which may have an adverse effect on our business, results of operations and financial condition.

Risk Related to being a Public Company
We have incurred and will continue to incur significant expenses and administrative burdens as a public company, which could have an adverse effect on our business, financial condition, and results of operations.
We face a significant increase in insurance, legal, accounting, administrative and other costs and expenses as a public company that we did not incur as a private company. The Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), including the requirements of Section 404 thereof, as well as rules and regulations subsequently implemented by the SEC, the securities exchanges, the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (the “Dodd-Frank Act”) and the rules and regulations promulgated and to be promulgated thereunder, and the Public Company Accounting Oversight Board (“PCAOB”), together impose additional reporting and other obligations on public companies. Compliance with public company requirements increases costs and make certain activities more time-consuming. A number of those requirements require us to carry out activities we have not done previously. For example, we have created an audit and finance committee, and adopted new internal controls and disclosure controls and procedures. In addition, we have incurred and will continue to incur additional expenses associated with SEC reporting requirements to which we are subject. Furthermore, if any issues in complying with those requirements are identified (for example, if the auditors identify a material weakness or significant deficiency in our internal controls over financial reporting), we could incur additional costs rectifying those issues, and the existence of those issues could adversely affect our reputation or investor perceptions of us. Being a public company could make it more difficult or costly for us to obtain certain types of insurance, including director and officer liability insurance, and we may be forced to accept reduced policy limits and coverage with increased self-retention risk or incur substantially higher costs to obtain the same or similar coverage. Being a public company could also make it more difficult and expensive for us to attract and retain qualified persons to serve on the Board, Board committees or as executive officers. Furthermore, if we are unable to satisfy our obligations as a public company, we could be subject to delisting of our Class A ordinary shares or our Public Warrants, fines, sanctions and other regulatory action and potentially civil litigation.
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
Risks Related to Our Ordinary Shares and Warrants
The dual class structure of our Ordinary Shares has the effect of concentrating voting control with certain of our stockholders and limiting our other stockholders’ ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of Class A ordinary shares may view as beneficial.
The Class B ordinary shares have a number of votes per share to equal the number of votes controlled by the Liberty Investor, while Class A ordinary shares have one (1) vote per share. Our founder and Chief Executive Officer, Emiliano Kargieman, owns 13,582,642 Class B ordinary shares (which are entitled to 1.472467906 votes per share), granting him 100% of the voting power of the Class B ordinary shares and 20.7% of the voting power of our Ordinary Shares as of March 15, 2024. This concentrated control may have the effect of delaying, preventing or deterring a change in control of Satellogic, could deprive our stockholders of an opportunity to receive a premium for their capital stock as part of a sale of Satellogic, and might ultimately affect the market price of our Class A ordinary shares. In addition, on March 8, 2023, pursuant to the Liberty Letter Agreement, and following the forfeiture of a certain number of Class B shares in connection with the Forfeiture Event under the Merger Agreement as described below, we approved an amendment to our Company Governing Documents (filed as Exhibit 1.1 hereto), pursuant to which the number of votes per Class B ordinary share was increased from 1.463844005 to 1.472467906 in order to make the aggregate number of votes attributable to holders of Class B ordinary shares equal to the aggregate number of votes attributable to the Liberty Shares. This amendment had the impact of reinforcing the voting power and control of Mr. Kargieman, and may result in the continuation of the aforementioned risks to stockholders.
We cannot predict whether the dual class structure of our Ordinary Shares will result in a lower or more volatile market price of our Class A ordinary shares or in adverse publicity or other adverse consequences. For example, certain index providers have announced restrictions on including companies with multiple class share structures in certain of their indexes. S&P, Dow Jones and FTSE Russell have announced changes to their eligibility criteria for inclusion of shares of public companies on certain indices, including the S&P 500, pursuant to which companies with multiple classes of Ordinary Shares are excluded. In addition, several stockholder advisory firms have announced their opposition to the use of multiple class structures. As a result, the dual class structure of our Ordinary Shares may cause stockholder advisory firms to publish negative commentary about our corporate governance practices or otherwise seek to cause us to change our capital structure. Any such exclusion from indices or any actions or publications by stockholder advisory firms critical of our corporate governance practices or capital structure could adversely affect the value and trading market of our Class A ordinary shares.
In addition, our outstanding Secured Convertible Notes are convertible in Class A ordinary shares at a rate of 833.33, subject to certain customary anti-dilution provisions. As of April 12, 2024, the conversion of the Secured Convertible Notes would result in the holder holding approximately 21.64% of our outstanding Class A ordinary shares and 20.5% of the voting power of our Ordinary Shares. Along with the significant voting power held by Mr. Kargieman, this would result in a significant concentration in the voting power of our Ordinary Shares, meaning that other shareholders may have little influence in determining the outcome of corporate actions requiring shareholder approval, and which could have the effect of delaying, preventing or deterring a change in control of Satellogic, could deprive our shareholders of an opportunity to receive a premium for their capital stock as part of a sale of Satellogic, and might ultimately affect the market price of our Class A ordinary shares

We do not expect to declare any dividends in the foreseeable future.
We do not anticipate declaring any cash dividends to holders of Ordinary Shares in the foreseeable future. In addition, our ability to pay dividends is prohibited by the terms of our Secured Convertible Notes. Consequently, investors may need to rely on sales of their shares after price appreciation, which may never occur, as the only way to realize any future gains on their investment.
If securities or industry analysts do not publish or cease publishing research or reports about us, our business, or our market, or if they adversely change their recommendations regarding our securities, the price and trading volume of our securities could decline.
The trading market for our securities may be influenced by the research and reports that industry or securities analysts may publish about us or our business, market, or competitors. Securities and industry analysts do not currently, and may never, publish research on us. If no securities or industry analysts commence coverage of us, our share price and trading volume would likely be negatively impacted. If any of the analysts who may cover us change their recommendation regarding our Ordinary Shares adversely, or provide more favorable relative recommendations about our competitors, the price of our Ordinary Shares would likely decline. If any analyst who may cover us were to cease such coverage or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause our share price or trading volume to decline.
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
Subject to the effectiveness of the Domestication, as further described under “Risks Relating to the Change in Our Jurisdiction of Incorporation,” we are currently a company incorporated under the laws of the BVI and the majority of our assets are located outside the United States. Furthermore, a number of our directors and a majority of our officers reside outside the United States and a substantial portion of their assets are located outside the United States. As a result, investors may not be able to effect service of process within the United States upon certain of our directors or officers or to enforce against them in U.S. courts judgments predicated upon the civil liability provisions of U.S. federal securities law. Likewise, it may also be difficult for an investor to enforce in U.S. courts judgments obtained against these persons in courts located in jurisdictions outside the United States.
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
Subject to the effectiveness of the Domestication, as further described under “Risks Relating to the Change in Our Jurisdiction of Incorporation,” we are currently incorporated under the laws of the BVI. There is no statutory recognition in the BVI of judgments obtained in the United States, although any final and conclusive monetary judgment for a definite sum obtained against us in U.S. federal or state courts would be treated by the BVI courts as a cause of action in itself and may be sued upon as a debt at common law so that no retrial of the issues would be necessary provided that:
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
Subject to the effectiveness of the Domestication, as further described under “Risks Relating to the Change in Our Jurisdiction of Incorporation,” we are currently incorporated under the laws of the BVI. The rights of our shareholders are governed by our Company Governing Documents as interpreted in accordance with the laws of the BVI. Where any provision of any contractual arrangement between a shareholder and us or any third party is inconsistent with the provisions of our Company Governing Documents, the shareholder may be unable to claim certain remedies, including specific performance, for our actual or alleged breach of such provision. In addition, principles of BVI corporate law relating to such matters as the validity of a company’s procedures, the fiduciary duties of management and the rights of a company’s shareholders may differ from those that would apply if we were incorporated in a jurisdiction within the United States. Under U.S. law, majority and controlling stockholders generally have certain “fiduciary” responsibilities to the minority stockholders. A U.S. stockholder action must be taken in good faith. Also, actions by controlling stockholders in a U.S. jurisdiction and executive compensation that is obviously unreasonable may be declared null and void. In addition, in the United States, directors generally owe a fiduciary duty to the corporation and its stockholders, including a duty of care, pursuant to which directors must properly apprise themselves of all reasonably available information, and a duty of loyalty, pursuant to which they must protect the interests of the corporation and refrain from conduct that injures the corporation or its stockholders, that deprives the corporation or its stockholders of any profit or advantage or that allows the directors to take advantage of a corporate opportunity for their own benefit. Many U.S. jurisdictions have enacted various statutory provisions which permit the monetary liability of directors to be eliminated or limited. Under BVI law, liability of a director of a company to the company is primarily limited to the duties set out in the memorandum and articles of association, the BVI Act, and the common law of the BVI, as well as additional liability that can arise upon the insolvency of the company.
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
Subject to the effectiveness of the Domestication, as further described under “Risks Relating to the Change in Our Jurisdiction of Incorporation,” we currently qualify as a “foreign private issuer,” as defined in the SEC’s rules and regulations. Consequently, we are not subject to all of the disclosure requirements applicable to public companies organized within the United States. For example, we are exempt from certain rules under the Exchange Act, that regulate disclosure obligations and procedural requirements related to the solicitation of proxies, consents or authorizations applicable to a security registered under the Exchange Act. In addition, our officers and directors are exempt from the reporting and “short-swing” profit recovery provisions of Section 16 of the Exchange Act and related rules with respect to their purchases and sales of our securities. For example, some of our key executives may sell a significant amount of Ordinary Shares and such sales will not be required to be disclosed as promptly as such sales would need to be disclosed by a public company organized within the United States. Accordingly, once such sales are eventually disclosed, the price of our Class A ordinary shares may significantly decline. Moreover, we are not required to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. public companies. We are also not subject to Regulation FD under the Exchange Act, which would prohibit us from selectively disclosing material nonpublic information to certain persons without concurrently making a widespread public disclosure of such information. Accordingly, there may be less publicly available information concerning us than there is for U.S. public companies.
As a foreign private issuer, we will file an annual report on Form 20-F within four months of the close of each fiscal year ended December 31 and furnish reports on Form 6-K relating to certain material events promptly after we publicly announce these events. However, because of the above exemptions for foreign private issuers, which we intend to rely on, our stockholders will not be afforded the same information generally available to investors holding shares in public companies that are not foreign private issuers. The determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter, and, accordingly, the next determination will be made with respect to our foreign private issuer status on June 30, 2024.
Upon the effectiveness of the Domestication, we will lose our foreign private issuer status. Although we intend to follow certain practices that are consistent with U.S. regulatory provisions applicable to U.S. companies prior to the effectiveness of the Domestication, our loss of foreign private issuer status would make such provisions mandatory. The regulatory and compliance costs to us under U.S. securities laws may be significantly higher as a U.S. domestic issuer. If we are not a foreign private issuer, we will be required to file periodic reports and prospectuses with the SEC on U.S. domestic issuer forms, which are more detailed and extensive than the forms available to a foreign private issuer, and we would not be entitled to the exemptions discussed above. We also may be required to modify certain of our policies to comply with good governance practices associated with U.S. domestic issuers. Such conversion and modifications may involve additional costs.

In addition, we may lose our ability to rely upon exemptions from certain corporate governance requirements of Nasdaq that are available to foreign private issuers. For example, Nasdaq’s corporate governance rules require listed companies to have, among other things, a majority of independent board members and independent director oversight of executive compensation, nomination of directors, and corporate governance matters. Nasdaq rules also require stockholder approval of certain share issuances, including approval of equity compensation plans. As a foreign private issuer, we are permitted to follow home country practice in lieu of the above requirements. For instance, pursuant to the home country rule exemptions set forth under Nasdaq Listing Rule 5615, we have elected to be exempt from the requirement under Nasdaq Listing Rule 5635 to obtain shareholder approval for the issuance of 20% or more of our outstanding Class A ordinary shares, including, for instance, the issuance of Class A ordinary shares issuable upon conversion of the Secured Convertible Notes. Nasdaq Listing Rule 5635 requires each issuer to obtain shareholder approval prior to certain dilutive events, including a transaction other than a public offering involving the sale of 20% or more of the issuer’s common shares outstanding prior to the transaction for less than the greater of book or market value of the shares. As a foreign private issuer, however, we may adopt the practices of our home country, the British Virgin Islands, which do not require shareholder approval for such issuances.
As long as we rely on the foreign private issuer exemption from certain of Nasdaq’s corporate governance standards, a majority of the directors on the Board are not required to be independent directors, we are not required to have a compensation committee, we are not required to have a nominating and corporate governance committee composed entirely of independent directors and we are not required to obtain stockholder approval of equity incentive plans. So long as we take advantage of these foreign private issuer exemptions, our stockholders will not have the same protections afforded to stockholders of companies that are subject to all the Nasdaq corporate governance standards. If we lose our foreign private issuer status, including as a result of the effectiveness of the Domestication, and fail to comply with U.S. securities laws applicable to U.S. domestic issuers, we may have to delist from Nasdaq and could be subject to investigation by the SEC, Nasdaq and other regulators, among other materially adverse consequences.
Risks Related to U.S. Federal Income Taxation
If we are a passive foreign investment company for U.S. federal income tax purposes for any taxable year, U.S. holders of our Class A ordinary shares or Warrants to acquire our Class A ordinary shares could be subject to adverse U.S. federal income tax consequences.
If we are or become a “passive foreign investment company,” or a PFIC, within the meaning of Section 1297 of the Code for any taxable year during which a U.S. holder (as defined under “Item 10. Additional Information—E. Taxation—U.S. Federal Income Taxation”) holds our Class A ordinary shares or Warrants to acquire our Class A ordinary shares, certain adverse U.S. federal income tax consequences may apply to such U.S. holder. A non-U.S. corporation, such as us, will be classified as a PFIC for U.S. federal income tax purposes for any taxable year in which, after applying certain look-through rules, either (i) 75% or more of our gross income for such year consists of certain types of “passive” income or (ii) 50% or more of the value of our assets (determined on the basis of a quarterly average) during such year produce or are held for the production of passive income. Passive income generally includes dividends, interest, royalties, rents, annuities, net gains from the sale or exchange of property producing such income and net foreign currency gains. PFIC status depends on the composition of a company’s income and assets and the fair market value of such assets from time to time, as well as on the application of complex statutory and regulatory rules that are subject to potentially varying or changing interpretations.

Except as provided below, (i) within 120 days after the end of each of our taxable years for which we reasonably believe that we may be a PFIC, we will determine our PFIC status and the PFIC status of each of our non-U.S. subsidiaries, if applicable, and make those statuses available to our stockholders and (ii) if we determine that we were, or could reasonably be deemed to have been, a PFIC for any taxable year, we will use commercially reasonable efforts to provide, and cause our non-U.S. subsidiaries that are PFICs to provide, U.S. holders with tax information necessary to enable each U.S. holder to make a qualified electing fund, or QEF, election with respect to us and our non-U.S. subsidiaries, including a PFIC Annual Information Statement. Our obligation to determine our PFIC status and the PFIC status of each of our non-U.S. subsidiaries, and our obligation to provide tax information, will last until the later of (a) five years after the end of our taxable year ended December 31, 2021, or (b) such time as we have reasonably determined that we are not a PFIC for three (3) consecutive taxable years. After such period, we currently intend to continue to determine our PFIC status and the PFIC status of each of our non-U.S. subsidiaries, and to provide the necessary information described above (including a PFIC Annual Information Statement), but there can be no assurance that we will in fact make those determinations or provide the necessary information.

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

ITEM 4.    INFORMATION ON THE COMPANY
A.    History and Development of the Company
We were incorporated under the laws of the BVI on June 29, 2021, solely for the purpose of effectuating the Merger, which was consummated on January 25, 2022. See “Merger Transaction” below for further details of the Merger. We own no material assets other than our interests in Nettar and do not operate any business other than through Nettar, our wholly owned subsidiary. Nettar is a BVI business company incorporated in the BVI as a company limited by share. See Item 5 “Operating and Financial Review and Prospects” for a discussion of Nettar’s principal capital expenditures for the years ended December 31, 2023 and 2022. Except for capital expenditures in the ordinary course of business, there are no other material capital expenditures or divestitures currently in progress as of the date of this Report.
Nettar is the holding company of the Satellogic Group (the “Group”) prior to the Merger and was incorporated on October 7, 2014, under the laws of the BVI as an International Business Company.
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
In January 2021, we signed a Rideshare Multi-Launch Agreement with SpaceX, our preferred rideshare launch provider, and in April 2022, we secured launch capacity for our next 68 launches with SpaceX via the SpaceX Agreement. At December 31, 2023, we had 60 launch slots remaining and we continue to work with SpaceX to schedule upcoming satellite launches.
We are subject to certain of the informational filing requirements of the Exchange Act. Since we are a “foreign private issuer,” our officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions contained in Section 16 of the Exchange Act with respect to their purchase and sale of our Class A ordinary shares. In addition, we are not required to file reports and financial statements with the SEC as frequently or as promptly as U.S. public companies whose securities are registered under the Exchange Act. However, we are required to file with the SEC an Annual Report on Form 20-F containing financial statements audited by an independent registered public accounting firm. The SEC also maintains a website at http://www.sec.gov that contains reports and other information that we file with or furnish electronically to the SEC.
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
On January 26, 2022, Satellogic’s Class A ordinary shares began trading on Nasdaq under the ticker symbol “SATL” and our warrants began trading on Nasdaq under the ticker symbol “SATLW”.
Domestication
We intend to change the jurisdiction of incorporation from the BVI to Delaware, which change is referred to as the “Domestication”. We have recently begun taking steps to effect the Domestication, such as filing a registration statement on Form S-4, for the purpose of registering our outstanding Class A ordinary shares, Class B ordinary shares, and warrants to purchase our Class A ordinary shares, which upon the effectiveness the Domestication, will automatically convert on a one-for-one basis into Class A common stock, Class B common stock, and warrants to purchase Class A common stock, which will comprise our authorized capital as a Delaware entity. There can be no assurance that the Domestication will be successful, but if it is, our organizational documents will change and will be governed by Delaware law rather than BVI law.

B.    Business Overview
Company Overview
We were founded in 2010 to help solve some of the greatest challenges of our time: resource utilization and distribution. From tradeoffs between food, energy and water supplies, to monitoring the impact of natural disasters, global health and humanitarian crises in the midst of a looming climate emergency, access to a continually refreshed source of global, high-quality data is critical to confronting some of the world’s most crucial issues. We are committed to creating a fully automated and searchable EO catalog, and we believe we are uniquely positioned to provide the data that is critical to better inform decision-making aimed at addressing these challenges.
We are the first vertically integrated geospatial company, and we are building the first scalable, fully automated EO platform with the ability, when scaled, to remap the entire planet at both high-frequency and high-resolution, providing accessible and affordable solutions for our customers. We plan to democratize access to geospatial data by providing planetary insights at what we believe to be the lowest cost in the industry, ultimately driving better decision-making across a broad range of industries including agriculture, forestry, energy, financial services, and cartography.
We have created a highly scalable, vertically integrated and competitive operating model. We design the core components that go into developing and manufacturing our satellites to be mission specific. We manufacture many of our components, but we also partner with third parties to manufacture certain other components to our design specifications. We assemble, integrate and test the components and satellites in our facilities. This vertical integration provides a significant cost advantage, enabling us to produce and launch satellites for less than one-tenth the cost of our competitors on average. Additionally, we own all our key intellectual property, and our patented technology allows us to capture approximately 10x more imagery than our competitors on average. Taken together, we are achieving over 60x better unit economics than our closest peers in the NewSpace sector and more than 100x better unit economics than legacy competitors. Additionally, we are well-positioned to compete effectively in the existing EO market that is currently supply-constrained and consists primarily of government and D&I customers. At December 31, 2023, we had 24 commercial satellites in orbit. As of the date of this Report, we have 25 satellites in orbit, of which 22 are operational, two are in the commissioning stage and one is being used for testing. Over the near term, we will take a measured approach to expanding our constellation, with our long term vision to reach a constellation size of approximately 200 satellites and to have the capability to conduct daily remaps of the entire planet.
Our strategy is focused along three distinct business lines: Asset Monitoring, CaaS, and Space Systems. These business lines will allow us to serve the existing EO market and begin to democratize access to a host of new EO customers.
In August 2023, we strategically realigned our business in an effort to capture high value opportunities in the U.S. market, focusing resources on what we believe to be our highest growth opportunities, while sustaining core customers and operating a lean organization. As part of this strategic realignment, we intend to change our jurisdiction of incorporation from the BVI to Delaware, and we refer to this change as the “Domestication.” To effect the Domestication we will, upon final approval of our Board, file a notice of continuation out of the BVI with the British Virgin Islands Registrar of Corporate Affairs and file a certificate of incorporation and a certificate of corporate domestication with the Secretary of State of the State of Delaware. The Domestication will not require shareholder approval under BVI law. We anticipate that the Domestication will become effective in calendar year 2024. For additional information regarding the Domestication, refer to our Registration Statement on Form F-4 (Registration No, 333-275875), filed with the SEC on December 4, 2023.
We continue to expect that our Asset Monitoring business will represent the most predictable revenue stream, and we anticipate that it will be among the primary drivers of the business going forward. Every day, both government and commercial customers task our satellites around the world to monitor assets and keep up with their changing reality. D&I customers look at ports, airfields or build-up of military equipment; mining companies monitor the environmental impact of their operations; and insurance companies are interested in building baselines and quickly assessing property damage as it occurs. With the largest available sub-meter capacity, high quality imagery and superior unit economics, we can support a growing number of customers around the world.
Our CaaS business offers governments around the world the ability to control satellites above specific areas of interest. We anticipate that our CaaS line of business will, over time, provide us with a strong recurring-revenue base in the government and D&I market.
In 2022, we established Space Systems, effectively satellite sales and support, to meet the needs of customers interested in our technology and capability that have a need or desire to own the satellites being utilized to capture imagery. As such, Space Systems leverages our ability to quickly build and launch high quality, sub-meter satellites at a low cost to meet the needs of our customers. We have built a vertically integrated satellite manufacturing capability that is critical in achieving our low-CAPEX cost and ultimately reaching our unit-economic targets for our Asset Monitoring business. Vertical integration enables us to manage our supply chain and navigate evolving global supply issues and challenges with minimal adverse impact to our satellite manufacturing schedule. Our fast satellite build-to-launch cycles can progress from purchase order to commissioning in orbit in as little as eight months.
Information (in thousands) about our revenue by geography is as follows:

	Year Ended December 31,
	2023	2022
Revenue by geography (1)
North America	$3,475	$3,647
Europe	2,113	1,629
Asia Pacific	4,422	619
South America	64	$117
Total revenue	$10,074	$6,012
(1)Revenue by geography is based on the geographical location of the customer.

Recent Developments

On July 30, 2023, we filed an application to license our constellation with NOAA, and on November 21, 2023, we announced that we had been granted a remote sensing license by NOAA. The license results in us now being subject to NOAA’s oversight as we pivot operational control of our satellite constellation to our U.S. personnel and expand our ground station network to include U.S. based ground stations. The license was granted following a NOAA and inter-agency review of our constellation assessing national security, foreign policy, and U.S. international risks and obligations.

As mentioned above, in August 2023, we strategically realigned our business in an effort to capture high-value opportunities in the U.S. market, focusing resources on what we believe to be our highest growth opportunities, while sustaining core customers and operating a lean organization. To support this strategy, we appointed Matt Tirman, who previously served as our Chief Commercial Officer, to President. In his new role, Mr. Tirman will be primarily responsible for the execution of our realigned strategy and business plan as we pursue opportunities in the U.S. market. He will be assisted by our other recent appointments, Caitlin Kontgis, Senior Vice President of Commercial Growth, and Lorri Kohler, Senior Vice President of Operations.

On November 29, 2023, we began collaboration with Tata Advanced Systems Limited (“TASL”), India’s leading provider of defense and intelligence technology and services, for establishing and developing local space technology capabilities in India. We commenced the project with a $5.0 million contract to provide comprehensive training, knowledge transfer, and local assembly of optical sub-meter resolution EO satellites, and the first of which is anticipated to be launched in 2024. The focus will be on manufacturing satellites and developing imagery in India for national defense and commercial applications, toward which TASL is commissioning a satellite AIT plant at its Vemagal facility in Karnataka.
Secured Convertible Notes
On April 12, 2024, the Company, Borrower, and Holder Representative entered into the Note Purchase Agreement with the Purchaser, pursuant to which the Borrower agreed to issue the Secured Convertible Notes in the aggregate principal amount of $30 million to the Purchaser. The net proceeds from the issuance of the Secured Convertible Notes, after deducting transaction fees and other debt issuance costs, was approximately $27.6 million. The Secured Convertible Notes initially bear interest at a rate of SOFR plus 6.50% per annum, subject to an additional 4.0% per annum if certain events of default occur and are continuing. The Secured Convertible Notes are guaranteed by the Company and each of the Company’s material subsidiaries (other than the Borrower), and are secured by substantially all of the Company’s and its subsidiaries’ assets (including all of its intellectual property). The Borrower may issue additional Secured Convertible Notes under the terms thereof, provided the aggregate principal outstanding amount does not exceed $50 million. The Secured Convertible Notes mature on April 12, 2028.
The Secured Convertible Notes are convertible into shares of the Company’s Class A ordinary shares at an initial conversion price of $1.20 or 833 Class A ordinary shares per $1,000 principal amount of Secured Convertible Notes), subject to customary anti-dilution adjustments. The Company’s ability to settle conversions using the Company’s Class A ordinary shares is subject to CFIUS Approval (as defined in the Secured Convertible Notes).
In the event of an asset sale by the Company (outside the ordinary course of business) or an insurance or condemnation event that results in net proceeds to the Company in excess of $2 million, the Borrower will be required to offer to prepay the Secured Convertible Notes up to the amount of such proceeds at par (unless such proceeds are used to purchase comparable assets within six months). In the event the Secured Convertible Notes are accelerated as a result of an event of default, the Borrower must pay a pre-payment penalty equal to 5% of the greater of (i) the outstanding principal amount and (ii) the then-prevailing conversion value. In connection with a change of control of the Company (including delisting of the Company’s Class A ordinary shares), the holder has the right to require the Company to repurchase the Secured Convertible Notes for cash at a price equal to the greater of (i) 105% of the redemption value of the Secured Convertible Notes or (ii) 105% of the then-prevailing conversion value, plus accrued but unpaid interest thereon, as well as any other amounts owed (the “Put Price”). The Borrower also has the right to repurchase or force-convert the Secured Convertible Notes in connection with a full acquisition of the Company at the Put Price.
The Secured Convertible Notes contain certain restrictive covenants, including restrictions on (i) incurring indebtedness, subject to certain exceptions, (including the ability to issue additional Secured Convertible Notes; provided the aggregate principal outstanding amount does not exceed $50 million), (ii) creating certain liens, subject to certain exceptions, (iii) the payment of dividends or other restricted payments, (iv) the sale, transfer or otherwise conveyance of certain assets, subject to asset sale pre-payment described above, and (v) affiliate transactions.

In connection with the Offering, the Company also entered into (i) a side letter with the Purchaser (the “Side Letter”), pursuant to which the Purchaser will be entitled to pre-emptive rights, in order to maintain its as-converted ownership percentage on the same basis as new capital raised and (ii) a registration rights agreement with the Purchaser (the “Registration Rights Agreement”), pursuant to which the Company agreed to register for resale the Class A Ordinary Shares issuable upon conversion of the Secured Convertible Notes.

Market Overview
Existing terrestrial methods and high-resolution satellites utilized for obtaining EO imagery have several critical shortcomings and have had limited commercial applicability to date. The manner in which actionable data is collected is extremely inefficient. Whether by helicopters, drones, planes, Internet of Things (“IoT”) sensor networks, or what we most commonly do, the boots-on-the-ground data collection today is extremely inefficient and very costly and not scalable.
Satellites in sun-synchronous LEO are, in fact, particularly well-positioned to collect data over the surface of the earth. A satellite will orbit the planet every ninety minutes, and the earth is spinning under it, so a single satellite will eventually remap the entire surface of the earth—adding a constellation of these satellites increases the frequency of remaps.
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
Beyond the EO market opportunity we continue to focus on addressing the growing market of satellite manufacturing and sales. This global market opportunity spans across both government and commercial organizations. Within the government segment, the opportunity covers both civil and unclassified defense programs. Research suggests there are approximately 80 countries and approximately 80 commercial organizations with investments into EO related programs. A leading research firm assessed the market value of global satellite manufacturing and sales to be approximately $76 billion between 2021 - 2030.
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
•Superior design and technology. The principal challenge associated with collecting well-exposed, high-resolution imagery from orbit is that the satellite is moving at approximately 27,000 kilometers per hour (or seven kilometers per second). Legacy satellite operators have solved this problem by using a telescope with a very large aperture that allows them to collect well-exposed images that have no blur. These satellites are extremely expensive to build and launch. Conversely, our NewSpace competitors attempt to solve this problem with a small platform relying on a series of methods that will ultimately drive a trade-off between the resolution achieved and the capture capability. Our solution to this challenge is centered around our patented and unique camera design that utilizes adaptive optics allowing us to collect approximately 10 times more data from orbit than any of our competitors using a smaller aperture. Additionally, our camera design has afforded us the ability to create a compact satellite design resulting in three times lower mass and lower launch costs when compared to one of our NewSpace competitors.
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

Through our products and service offerings, we intend to derive substantially all of our near-term revenues by providing EO services, satellite sales and related services to governments. In the longer-term, we intend to expand our operations to serve commercial customers in a variety of markets and industries. For additional detail, see Item 4.A “Commercial Platforms”.
Existing high-resolution EO market (Government and D&I)
The receipt of government and D&I contracts is part of our growth strategy. The existing high-resolution EO market is predominantly composed of government and D&I customers. We can serve these customers today with our fleet of 25 satellites currently in orbit, of which 22 satellites are currently operational, two of which are in the commissioning stage and one is being used for testing. The existing high-resolution EO market is supply-limited as a consequence of global capacity constraints and increasing demand. As a result, we have been successful in building a strong pipeline for the existing EO market. Our pipeline consists of contracts which are in negotiations or early discussions, and we can offer no assurances that such negotiations or discussions will result in a signed contract or any revenue. Many of these customers tend to buy through large, multi-year contracts and typically through a multi-step, outbound sales cycle.
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
Space Systems, our line of business which we believe presents a substantial growth opportunity, is designed to enable us to sell our satellites directly to select customers to whom satellite ownership is important. We believe our strong intellectual property and technology portfolio, fast build-to-launch cycles, and lower cost of ownership, provides an attractive offer for our customers looking to increase their in-orbit capacity quickly, or for customers looking to build an inventory of assets to lower response times in the face of an emergency. Although this new line of business has inherent risks as discussed in Item 3.D “Risk Factors,” we believe that Space Systems will enhance our ability to effectively compete in the existing EO market.
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
•Own and control data capture of the earth’s surface
•Utilize third-party ground station infrastructure for global coverage and to reduce costs
•Imagery and Solutions commercialization
•Capture and own high-resolution imagery of the entire Earth. Unconstrained use of imagery
•Use internal data science capabilities to transform images into insights
We believe that vertical integration across design, manufacturing and operations produces efficiencies up and down the value chain, which allows us to reduce intermediary costs, control quality and scale up more quickly.
Human Capital
As of December 31, 2023, we had 274 full-time employees globally, which includes 150 employees in Argentina (mostly involved in R&D, finance, and accounting), 47 in Uruguay (mostly involved in manufacturing), 44 in Spain, 21 in the U.S. and 12 in other countries.
We have always focused on attracting and retaining the best talent with the highest possible cultural alignment. Our geographically-distributed nature is a core tenet that reaches back to the earliest days of Satellogic; well in advance of the rise of work-from-home arrangements in recent years. Our diverse group of employees earnestly shares these common values:
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
Facilities
We operate out of our headquarters in a free trade zone, Zonamerica, in Montevideo, Uruguay, which consists of approximately 11,300 square feet of office space and an approximately 11,200 square foot manufacturing plant, with an annual production capacity of approximately 24 satellites. Each of our 25 satellites in orbit today was manufactured, assembled, integrated and tested in this facility, which is leased pursuant to multi-year lease agreements scheduled to expire in October 2025. We also have a high-throughput plant in the Netherlands that was nearing completion and being prepared for manufacturing before we delayed the launch of the facility in late 2022. As a result of lower anticipated manufacturing requirements in 2023, which were met through production in our Uruguay plant, manufacturing at the Netherlands plant was never initiated. In late 2023, in connection with our US Domestication strategy, we determined satellite production in the Netherlands was no longer within our strategic plan. As a result we have initiated a process to determine the most efficient path to exit the facility.
In addition, we maintain approximately 11,000 square feet of aggregate space dedicated to administrative, finance, sales, marketing and R&D functions in Buenos Aires, Argentina (R&D and administrative), Córdoba, Argentina (R&D), Barcelona, Spain (R&D), and Davidson, North Carolina, United States (finance, sales and marketing).
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
To increase access to Satellogic EO data and better serve the broader commercial market, Satellogic leverages the expanding satellite imagery and geospatial ecosystem (i.e., channel, reseller and value-added service providers). The ecosystem, including satellite operator integrators, marketplaces, regional- and vertical-specific service providers are an integral part of Satellogic’s strategy.

Customers
In the near term, we intend to derive our revenue from providing EO services, satellite sales, and related services to governments. In the longer-term, we intend to expand our operations to serve commercial customers in a variety of markets and industries.

We are currently dependent on three commercial contracts in addition to a small number of other customers for our revenue. In November 2021, we entered into a five-year noncancellable agreement with a technology company that requires the customer to purchase a minimum of $4.0 million of multispectral, hyperspectral, full-motion video and private delivery uplift products each year. The customer pays us in non-cash consideration in the form of a license to a proprietary software platform, which we use for internal operations. During 2023, we recognized $2.8 million in revenue from this customer.
On September 29, 2022, we entered into a $6 million, three-year, constellation-as-a-service agreement. Recognition of revenue under this contract began in the first quarter of 2023 with the initiation of service.
On November 29, 2023, we began collaboration with Tata Advanced Systems Limited (“TASL”), India’s leading provider of defense and intelligence technology and services, for establishing and developing local space technology capabilities in India. We commenced the project with a $5.0 million contract to provide comprehensive training, knowledge transfer, and local assembly of optical sub-meter resolution EO satellites, and the first of which is anticipated to be launched in 2024. The focus will be on manufacturing satellites and developing imagery in India for national defense and commercial applications, toward which TASL is commissioning a satellite AIT plant at its Vemagal facility in Karnataka.
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
Launch Providers
With respect to launch providers, our partner selection process typically revolves around availability and cost. In January 2021, we signed a Rideshare Multi-Launch Agreement with SpaceX, our preferred rideshare launch provider, and we expect to continue our launch program with them for the foreseeable future. In April 2022, we secured launch capacity for our next 68 launches with SpaceX, via the SpaceX Agreement. At December 31, 2023, we had 60 launch slots remaining and we continue to work with this rideshare launch provider to schedule upcoming satellite launches.
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
Our success depends in part upon our ability to protect our core technology and intellectual property. To protect our proprietary rights and technology, we rely on a combination of different types of intellectual property rights including patents, trademarks and trade secrets, and confidentiality agreements and license agreements with consultants, vendors and customers. As of the date of this Report, we have 30 issued patents, two utility models and 49 pending patent applications in nine jurisdictions. We continue to invest in research and development to design, manufacture and fly new technology to orbit in every new satellite we launch, and we complete every new satellite design on a full design cycle of nine months. We drive technology R&D with the goal of maintaining our high-resolution imaging satellites in a Moore’s law equivalent curve: roughly doubling capacity every 18 months at the same price point.
As of the date of this Report, our satellite constellation consists of 25 NewSat satellites in orbit, 22 of which are operational, two of which are in the commissioning stage and one is being used for testing.
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

•Multi-payload, in-orbit platform
•Inter-satellite laser mesh
•LEO/MEO/GEO complementarity
Regulatory
NOAA
The purpose of NOAA’s Commercial Remote Sensing Regulatory Affairs division is to balance the commercial viability of private earth remote sensing space systems and sound regulatory practices and policies while protecting U.S. national security, foreign policy and international obligations.
Our satellites are purposefully designed with telescopes and image capture technology to enable and support the collection of earth imagery. Each satellite is designed and built to collect high-resolution multispectral imagery, hyperspectral imagery and full motion video. The raw data collected by our constellation is collected through a series of ground stations strategically located in several global locations outside of the United States. We have a primary mission command control center in the U.S. that has ultimate operational control of our constellation and is supported by additional teams in each of Spain and Argentina. With the shift of ultimate operational constellation control to the U.S. in 2023, we filed for an operator’s license with NOAA which was granted in November 2023. As a result of obtaining this NOAA operator’s license, we are subject to NOAA’s oversight as we pivot operational control of our satellite constellation to our U.S. personnel and expand our ground station network to include U.S. based ground stations.
In April 2021, we established a wholly owned subsidiary (Satellogic Federal LLC f/k/a Satellogic North America LLC) to focus specifically on cultivating business with U.S. customers. In connections with the pursuit of U.S. customers, we anticipate modifications to some of the capture and delivery processes, particularly in support of public sector customers with discernible security and privacy requirements. As we grow our U.S. business, we expect to coordinate with the NOAA Commercial Remote Sensing Regulatory Affairs agency to assure an understanding of regulations as they evolve and to proactively share any strategic changes contemplated by us that may relate to NOAA’s purview.
The FAA
We entered into a Rideshare Multi-Launch Agreement with SpaceX in early 2021 and the SpaceX Agreement in April 2022. By entering into launch agreements with a U.S.-based launch provider, we are directly and indirectly subject to the license requirements of the FAA’s Office of Commercial Space Transportation (“AST”). The FAA regulates the airspace of the U.S., through which launch vehicles must fly during launch to orbit and through which downlinks of raw data may occur if directed to a U.S.-based ground station. The AST office predominantly processes launch license requests submitted by launch vehicle operators, in our case, SpaceX, which includes information on the rideshare payloads flying on any given mission. As a result, reviews of our payloads by AST occur during, for example, the execution of Technical Assistance Agreement(s) upon SpaceX request and other associated launch reviews and licenses.
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

C.    Organizational Structure
We are a holding company. The following diagram shows our ownership and structure (1):

(1)All lines represent 100% ownership unless otherwise indicated.
Subsidiaries of the Group as of March 15, 2024:

Name	Principal activities	Country of incorporation

Urugus S.A.	Manufacturing, assembly, integration, test and exports	Uruguay
Nettar Group	Intermediate holding company	B.V.I.
Nettar S.A.	Intermediate holding company	Uruguay
Telluric Ltd.	Research and development (image analytics and user interfaces)	Israel
Satellogic V. Inc.	Intermediate holding company	United States
Satellogic USA, Inc. (1)	Finance, sales and marketing, product strategy and business development	United States
Satellogic S.A. (2)	Research and development, administration, back office services (accounting) and prototype-building	Argentina
Satellogic Solutions S.L. (2)	Research and development (data science solutions and machine learning over the satellite images)	Spain
Satellogic China LTD (3)	Sales and marketing	China
Satellogic China Beijing Branch (4)	Sales and marketing	China
Satellogic Federal LLC (5)	Sales and marketing	United States
Satellogic Netherlands B.V. (6)	High-throughput plant (on hold)	The Netherlands
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
Certain information called for by this Item 5, including a discussion of the results of operations for the year ended December 31, 2022 compared to the year ended December 31, 2021 has been reported previously in our Form 20-F filed on April 27, 2023 and is not repeated herein.
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
We are an early-stage revenue company with limited commercial operations, and our activities to date have been conducted in South America, Asia, Europe and North America. Currently, we conduct business through one operating segment. The Consolidated Financial Statements as of December 31, 2023 and 2022, and for the years ended December 31, 2023, 2022 and 2021 (“the Consolidated Financial Statements”) have been prepared in accordance with U.S. GAAP and the rules and regulations of the SEC.
The Consolidated Financial Statements include our accounts and those of our wholly owned subsidiaries. All intercompany accounts and transactions have been eliminated in consolidation. The Consolidated Financial Statements are presented in United States thousands of dollars (hereinafter “U.S. dollars” or “$”), unless stated otherwise.
Revenue
Revenue is currently derived from our Asset Monitoring, CaaS and Space Systems business lines. We sell our imagery to Asset Monitoring customers as a single task and recognize revenue at a point-in-time , while we enter into arrangements with CaaS customers that provide a stand-ready commitment and recognize revenue over time. For our Space Systems business lines, we sell our satellites and related products directly to customers and typically recognize revenue at a point in time.
Cost of sales
Cost of sales includes direct costs related to ground stations, cloud and infrastructure costs and digital image processing.

General and administrative expenses
General and administrative expenses consist of the costs related to salaries, wages and other benefits, professional fees and stock-based compensation expense related to our back-office functions. Also included in general and administrative expenses are expense for estimated credit losses on accounts receivable and other administrative expenses.
Research and development
Research and development expenses consist of the costs related to salaries, wages and other benefits, professional fees, stock-based compensation expense and other research and development related expenses.
Depreciation expense
Depreciation expense includes depreciation of satellites and other property and equipment.
Other operating expenses
Other operating expenses consist of salaries, wages and other benefits, professional fees and stock-based compensation related to our sales and marketing, production and mission operations functions.
Finance income (expense), net
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
Income tax (expense) benefit
Although we will be subject to taxation once domiciled in Delaware following the effectiveness of the Domestication, currently, we are not subject to taxation in the BVI, due to the 0% statutory tax rate, but we may be subject to withholding taxes paid at source on interest, dividends received and paid in the various jurisdictions in which we operate, other fixed, annual, determinable or periodic income, and/or income earned in other jurisdictions where we have operations. Current income tax assets and liabilities are measured at the amount expected to be recovered from or paid to the taxation authorities where we operate. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted at the reporting date in the countries where we operate and generate taxable income. Deferred income tax is provided using the liability method on temporary differences between the tax basis of assets and liabilities and their carrying amounts for financial reporting purposes at the reporting date.
Results of Operations
Comparison of Results for the years ended December 31, 2023 and 2022
For a discussion of our consolidated statements of operations for the year ended December 31, 2022 as compared to the year ended December 31, 2021, refer to the section titled “Comparison of Results for the years ended December 31, 2022 and 2021” in our Form 20-F filed on April 27, 2023.

Results of operations are as follows:

(in thousands of US dollars)	Year Ended December 31,			2023 vs 2022
	2023	2022	2021	$ Change	% Change
Revenue	$10,074	$6,012	$4,247	$4,062	68%
Costs and expenses
Cost of sales, exclusive of depreciation shown separately below	5,056	3,284	1,876	1,772	54%
General and administrative expenses	23,500	37,191	36,640	(13,691)	(37)%
Research and development	10,656	13,055	9,636	(2,399)	(18)%
Depreciation expense	17,256	14,326	10,728	2,930	20%
Other operating expenses	23,009	29,023	14,002	(6,014)	(21)%
Total costs and expenses	79,477	96,879	72,882	(17,402)	(18)%
Operating loss	(69,403)	(90,867)	(68,635)	21,464	(24)%
Other income (expense), net
Finance income (expense), net	1,722	(652)	(9,738)	2,374	(364)%
Change in fair value of financial instruments	6,474	58,311	17,983	(51,837)	(89)%
Loss on extinguishment of debt	—	—	(37,216)	—	—%
Other income, net	9,271	1,140	1,069	8,131	713%
Total other income (expense), net	17,467	58,799	(27,902)	(41,332)	(70)%
Loss before income tax	$(51,936)	$(32,068)	$(96,537)	$(19,868)	62%
Income tax (expense) benefit	(9,082)	(4,573)	232	(4,509)	99%
Net loss	$(61,018)	$(36,641)	$(96,305)	$(24,377)	67%
Revenue
During the year ended December 31, 2023, revenue increased $4.1 million or 68% to $10.1 million from $6.0 million for the year ended December 31, 2022, driven primarily by $3.7 million in revenue generated from the Space Systems business line that was established during the 2023 fiscal year. The composition of the 2023 revenue included $4.7 million attributable to our Asset Monitoring line of business, $3.7 million attributable to our Space Systems line of business, and $1.6 million attributable to our CaaS line of business.
Cost of sales
Cost of sales, exclusive of depreciation increased $1.8 million or 54% to $5.1 million for the year ended December 31, 2023 from $3.3 million for the year ended December 31, 2022 primarily related to higher ground station and cloud services costs associated with the larger average size of our constellation of satellites in orbit relative to the prior year period.

General and administrative expenses

	Year Ended December 31,			2023 vs 2022
(in thousands of U.S. dollars)	2023	2022	2021	$ Change	% Change
General and administrative expenses
Professional fees related to Merger transaction	$—	$11,188	$16,236	$(11,188)	(100)%
Professional fees	7,104	5,453	5,466	1,651	30%
Stock-based compensation	3,831	2,968	5,274	863	29%
Salaries, wages, and other benefits	6,909	6,250	4,432	659	11%
Expense for estimated credit losses on accounts receivable	1,126	1,736	1,794	(610)	(35)%
Insurance	2,671	4,613	86	(1,942)	(42)%
Other administrative expenses	1,859	4,983	3,352	(3,124)	(63)%
Total	$23,500	$37,191	$36,640	$(13,691)	(37)%

General and administrative expenses decreased $13.7 million or 37% to $23.5 million during the year ended December 31, 2023, as compared to $37.2 million for the year ended December 31, 2022. The decrease was due to decreased costs related to professional fees related to the Merger in January 2022, and lower insurance and other administrative expenses partially offset by increased other professional fees. Insurance decreased due to rate improvements on certain policies.
Research and development expenses

	Year Ended December 31,			2023 vs 2022
(in thousands of U.S. dollars)	2023	2022	2021	Change	% Change
Research and development
Salaries, wages, and other benefits	$6,914	$6,963	$6,296	$(49)	(1)%
Stock-based compensation	1,446	1,809	1,968	(363)	(20)%
Professional fees	474	968	91	(494)	(51)%
Other research and development expenses	1,822	3,315	1,281	(1,493)	(45)%
Total	$10,656	$13,055	$9,636	$(2,399)	(18)%
R&D expenses decreased $2.4 million or 18% to $10.7 million for the year ended December 31, 2023 from $13.1 million for the year ended December 31, 2022. The decrease was driven primarily by a decrease in other research and development expenses and professional fees, as a result of cash control measures implemented in 2023. Additionally, employee related expenses decreased due to lower average headcount in 2023 as compared to 2022.
Depreciation expense
Depreciation expense increased $2.9 million or 20% to $17.3 million for the year ended December 31, 2023, as compared to $14.3 million for the year ended December 31, 2022. The increase was due primarily to the higher number of operating satellites in orbit in the first half of 2023 as compared to the amount in orbit in 2022. There were 24 and 26 satellites in orbit as of December 31, 2023 and December 31, 2022, respectively.
Other operating expenses, net

	Year Ended December 31,			2023 vs 2022
(in thousands of U.S. dollars)	2023	2022	2021	Change	% Change
Other operating expenses
Salaries, wages, and other benefits	$11,311	$14,938	$6,800	$(3,627)	(24)%
Stock-based compensation	1,022	3,590	3,639	(2,568)	(72)%
Professional fees	1,177	1,966	1,310	(789)	(40)%
Software expenses	5,365	4,504	—	861	19%
Other operating income and expenses	4,134	4,025	2,253	109	3%
Total	$23,009	$29,023	$14,002	$(6,014)	(21)%

Other operating expenses decreased by $6.0 million to $23.0 million for the year ended December 31, 2023, compared to $29.0 million for the year ended December 31, 2022. The decrease was primarily due to lower average headcount in 2023, as a result of workforce reductions in 2023 and late 2022, which contributed to lower salaries, wages, and other benefits and stock-based compensation expense.
Finance income (expense), net

	Year Ended December 31,			2023 vs 2022
(in thousands of U.S. dollars)	2023	2022	2021	$ Change	% Change
Finance income (expense), net
Interest expense	$(51)	$(1,596)	$(8,729)	$1,545	(97)%
Redeemable Series X preferred stock dividends	—	(97)	(974)	97	(100)%
Other finance costs	(128)	(123)	(71)	(5)	4%
Interest income	1,901	1,164	36	737	63%
Total	$1,722	$(652)	$(9,738)	$2,374	N/M
N/M -- Not Meaningful
Finance income was $1.7 million for the year ended December 31, 2023, compared to $0.7 million of expense for the year ended December 31, 2022. The change was due primarily to a $1.5 million decrease in interest expense associated with the retirement of debt and mezzanine equity in connection with the Merger in January 2022 and a $0.7 million increase in interest income on cash and cash equivalents due to increased interest rates.
Change in fair value of financial instruments
Change in fair value of financial instruments was related to net gains of $6.5 million for the year ended December 31, 2023, compared to net gains of $58.3 million for the year ended December 31, 2022. The change was primarily driven by the remeasurement to fair value of our warrant and earnout liabilities issued in conjunction with the Merger primarily impacted by changes in our stock price.
Other income, net
Other income, net increased $8.1 million or 713% to $9.3 million for the year ended December 31, 2023, compared to $1.1 million for the year ended December 31, 2022. The increase was primarily due to foreign currency exchange differences and the gain on sale of assets.
Income tax (expense) benefit
Income tax expense increased by $4.5 million or 99% to $9.1 million for the year ended December 31, 2023, compared to $4.6 million for the year ended December 31, 2022. The increase was due primarily to the depletion of net operating losses and financial gains on foreign currency transactions and revaluations in non-U.S. jurisdictions.

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
We define Non-GAAP EBITDA as net loss excluding interest, income taxes, depreciation and amortization. We did not incur amortization expense during the years ended December 31, 2023, 2022 and 2021.
We define Non-GAAP Adjusted EBITDA as Non-GAAP EBITDA further adjusted for merger-related transaction costs, changes in the fair value of financial instruments, loss on extinguishment of debt, stock-based compensation and other income (expense). Other income (expense) consists primarily of foreign currency gains and losses.
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
The following presents our non-GAAP financial measures, along with the most comparable GAAP metric:

	Year Ended December 31,
(in thousands of U.S. dollars)	2023	2022	2021
Net loss	$(61,018)	$(36,641)	$(96,305)
EBITDA (non-GAAP)	(34,629)	(16,146)	(77,080)
Adjusted EBITDA (non-GAAP)	(44,075)	(56,041)	(31,799)
Net cash used in operating activities	(49,571)	(68,462)	(28,439)
Free Cash Flow (non-GAAP)	(64,456)	(95,714)	(39,672)
For the definitions of EBITDA, Adjusted EBITDA and Free Cash Flow and reconciliations to the most directly comparable GAAP measure, see “Non-GAAP Financial Measure Reconciliations” below.
Non-GAAP Financial Measure Reconciliations
We have included reconciliations from the most directly comparable GAAP metric to Non-GAAP EBITDA, Non-GAAP Adjusted EBITDA and Non-GAAP Free Cash Flow for the years ended December 31, 2023, 2022 and 2021 below.
The following table presents a reconciliation of Non-GAAP EBITDA and Non-GAAP Adjusted EBITDA to our net loss for the periods indicated.

	Year Ended December 31,
(in thousands of U.S. dollars)	2023	2022	2021
Net loss	$(61,018)	$(36,641)	$(96,305)
Plus interest expense	51	1,596	8,729
Plus income tax expense (benefit)	9,082	4,573	(232)
Plus depreciation	17,256	14,326	10,728
Non-GAAP EBITDA	$(34,629)	$(16,146)	$(77,080)
Plus Merger transaction costs	—	11,188	16,236
Less other income, net (1)	(9,271)	(1,140)	(1,069)
Less change in fair value of financial instruments	(6,474)	(58,311)	(17,983)
Plus loss on extinguishment of debt	—	—	37,216
Plus stock-based compensation	6,299	8,368	10,881
Non-GAAP Adjusted EBITDA	$(44,075)	$(56,041)	$(31,799)

(1) Other income, net includes foreign exchange gain or loss and other non-operating income and expenses not considered indicative of our ongoing operational performance.
The following table presents a reconciliation of Non-GAAP Free Cash Flow to cash flows used in operating activities for the periods indicated.

	Year Ended December 31,
(in thousands of U.S. dollars)	2023	2022	2021
Net cash used in operating activities	$(49,571)	$(68,462)	$(28,439)
Less purchases of property and equipment	(14,885)	(27,252)	(11,233)
Non-GAAP Free Cash Flow	$(64,456)	$(95,714)	$(39,672)

B.    Liquidity, Capital Resources and Going Concern
Our cash and cash equivalents are maintained in highly liquid investments with remaining maturities of 90 days or less at the time of purchase. As of December 31, 2023, we have $23.5 million in cash and cash equivalents on hand and no debt. Since our formation, we have devoted substantial effort and capital resources to the development of our satellite constellation and image technology. As of December 31, 2023, we have an accumulated deficit of $283.8 million, and for the year ended December 31, 2023, we had net cash used in operating activities of $49.6 million.
As a result of the slower than anticipated revenue growth, we undertook cost and spending control measures in 2023 to maintain an appropriate cash runway. These actions included moderation of capital expenditures and a reduction of certain discretionary spending, as well as a headcount reduction of approximately 110 employees.
On April 12, 2024, the Company, Borrower, and Holder Representative entered into the Note Purchase Agreement with the Purchaser, pursuant to which the Borrower agreed to issue the Secured Convertible Notes in the aggregate principal amount of $30 million to the Purchaser. The net proceeds from the issuance of the Secured Convertible Notes, after deducting transaction fees and other debt issuance costs, was approximately $27.6 million. The Secured Convertible Notes initially bear interest at a rate of SOFR plus 6.50% per annum. subject to an additional 4.0% per annum if certain events of default occur and are continuing. The Secured Convertible Notes are guaranteed by the Company and each of the Company’s material subsidiaries (other than the Borrower), and are secured by substantially all of the Company’s and its subsidiaries’ assets (including all of its intellectual property). The Borrower may issue additional Secured Convertible Notes under the terms thereof, provided the aggregate principal outstanding amount does not exceed $50 million. The Secured Convertible Notes mature on April 12, 2028. See Item 4.B “Business Overview – Recent Developments” for additional information.
The Secured Convertible Notes contain certain, restrictive covenants, including restrictions on (i) incurring indebtedness, subject to certain exceptions (including the ability to issue additional Secured Convertible Notes; provided the aggregate principal outstanding amount does not exceed $50 million), (ii) creating certain liens, subject to certain exceptions, (iii) the payment of dividends or other restricted payments, (iv) the sale, transfer or otherwise conveyance of certain assets, subject to asset sale pre-payment described above, and (v) affiliate transactions.
In connection with the Offering, the Company also entered into (i) a side letter with the Purchaser (the “Side Letter”), pursuant to which the Purchaser will be entitled to pre-emptive rights, in order to maintain its as-converted ownership percentage on the same basis as new capital raised and (ii) a registration rights agreement with the Purchaser (the “Registration Rights Agreement”), pursuant to which the Company agreed to register for resale the Class A Ordinary Shares issuable upon conversion of the Secured Convertible Notes.
Currently, we primarily rely on our existing cash and cash equivalents balances to fund our business, including capital expenditures, working capital requirements, and anticipated interest payments. Our current and future revenue depends largely on our ability to: 1) utilize our available satellite capacity with new and existing customers and 2) enter into new commercial relationships with new customers. There can be no assurance that we will attain positive cash flow from operations. We have experienced, and may continue to experience, negative cash flows, and if we continue to experience negative cash flows, our existing cash and cash equivalents balances may be reduced, and we may be required to reduce capital expenditures, or make other changes to our operating structure, all of which could have a material adverse effect on our business.
Management assessed our ability to continue as a going concern and evaluated whether there are certain conditions and events that raise substantial doubt about our ability to continue as a going concern using all information available about the future. Given our current liquidity position, including the Secured Convertible Note, and historical operating losses, we believe there is substantial doubt that we can continue as a going concern. Substantial doubt about an entity’s ability to continue as a going concern exists when conditions and events, considered in the aggregate, indicate that it is probable that the entity will be unable to meet its obligations as they become due within one year after the date that the financial statements are issued.
We have, however, prepared the consolidated financial statements included elsewhere in this annual report on a going concern basis, assuming that our financial resources will be sufficient to meet our capital needs over the next twelve months. Accordingly, our financial statements contemplate the realization of assets and satisfaction of liabilities and commitments in the ordinary course of business and do not include adjustments relating to the recoverability and realization of assets and classification of liabilities that might be necessary should we be unable to continue in operation. If we cannot continue as a going concern, adjustments to the carrying values and classification of our assets and liabilities and the reported amounts of income and expenses could be required and could be material. Despite substantial doubt that we will be able to continue as a going concern, we are continuing to take actions to secure sufficient financing (as described below) and thus believe that the application of the going concern assumption for the preparation of the consolidated financial statements is appropriate.
In an effort to address our ability to continue as a going concern, we continue to seek and evaluate additional opportunities to raise capital through the issuance of equity or debt, or a combination of both, such as the Secured Convertible Notes. Until such time that we can generate revenue sufficient to achieve profitability, we expect to finance our operations through equity or debt financings, which may not be available to us on the timing needed, on terms that the Company deems to be favorable or at all. To the extent that we raise additional capital through the sale of equity or convertible debt securities, the ownership interest of our stockholders may be diluted, and the terms of these securities may include liquidation or other preferences that adversely affect the rights of common stockholders. Debt financing and equity financing, if available, may involve agreements that include covenants limiting or restricting our ability to take specific actions, such as incurring additional debt, making acquisitions or capital expenditures or declaring dividends. We believe that the net proceeds we receive from any such transactions, together with cash flows from operations of the business, will be sufficient to continue as a going concern. However, if we are unable to obtain sufficient financial resources, our business, financial condition and results of operations will be materially and adversely affected. There can be no assurance that we will be able to obtain the needed financing on acceptable terms or at all. See “Risk Factors—There is substantial doubt about our ability to continue as a going concern” for additional information.
Additionally, we are an early-stage growth company in the early stage of development, and subject to a number of risks associated with emerging, technology-oriented companies with a limited operating history, including, but not limited to, dependence on key individuals, a developing business model, key customers, initial and continued market acceptance of our services and protection of our proprietary technology. Our sales efforts involve considerable time and expense, and our sales cycle is long and unpredictable. We also have risks from competition from substitute products and services. All of these risks, as well as the risks set forth in Item 3. Key Information, D. Risk Factors included in this report, could have an adverse impact on our business and financial prospects and cause us to seek additional financing to fund future operations.
Outlook
We continue to expect that our revenue for 2024 will largely be dependent on closing opportunities within our Space Systems line of business. As we look to 2024 and beyond, we are focused on executing on our strategic realignment and growth opportunities in the U.S. market. We continue to expect our revenue will be driven by our further growth in Space Systems, Asset Monitoring, and Constellation-as-a-Service. We anticipate that Space Systems will contribute considerable per unit cash flow and strong gross margin, although that revenue may be heavily weighted to the second half of the year.
Our ability to accurately forecast annual revenue and profitability relies on the speed and decision-making of our large commercial partners. This sales cycle is often long and subject to many variables beyond our control. For these reasons, the Company is withdrawing its previously communicated guidance. We have no current plans to publish guidance in the near term, but look forward to providing periodic updates as we achieve strategic and commercial milestones.
Our future results are subject to substantial uncertainty. Our future results are inherently unpredictable and may be materially affected by many factors, such as our long and unpredictable sales cycles, which involve considerable time and expense, and our ability to, among other things, implement appropriate sales strategies, including educating potential customers about the technical capabilities and value of our satellites and product offerings, acquire sufficient quantities of third-party components and supplies, recruit and maintain adequate staffing, implement effective supplier strategy and supply chain management and adopt manufacturing and quality control processes. Factors outside our control, such as changes in global economic and geopolitical conditions, inflation, interest rates, financial institution disruptions, supply chain constraints and other macroeconomic factors may also have a significant impact. All of these risks, as well as the risks set forth under Item 3D. “Risk Factors,” could materially and adversely impact our business and financial prospects and impair our ability to execute our business plan and achieve our revenue targets.
Cash Flows Summary
Presented below is a summary of our operating, investing and financing cash flows:

	Year Ended December 31,
(in thousands of U.S. dollars)	2023	2022	2021
Net cash flows:
Net cash flows used in operating activities	$(49,571)	$(68,462)	$(28,439)
Net cash flows used in investing activities	(14,435)	(30,852)	(11,230)
Net cash flows (used in) provided by financing activities	(83)	164,336	28,636
Net change in cash, cash equivalents and restricted cash	$(64,089)	$65,022	$(11,033)
Cash Flows Used in Operating Activities
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
Cash flows used in operating activities are as follows:

(in thousands of US dollars)	Year Ended December 31,
	2023	2022	2021
Net loss	$(61,018)	$(36,641)	$(96,305)
Adjustments for the impact of non-cash items (1)	11,879	(22,295)	49,462
Net loss adjusted for the impact of non-cash items	(49,139)	(58,936)	(46,843)
Changes in assets and liabilities
Accounts receivable(2)	(385)	(1,928)	(4,691)
Prepaid expenses and other current assets(3)	2,114	(1,855)	21
Accounts payable(4)	1,533	(3,202)	1,421
Other(5)	(3,694)	(2,541)	21,653
Net cash used in operating activities	$(49,571)	$(68,462)	$(28,439)
(1)Includes items such as depreciation, changes in the fair value of financial instruments, interest expense, income tax, stock-based compensation expense, expense for estimated credit losses on accounts receivable, loss on debt extinguishment, changes in foreign currency and others.
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
Cash Flows Used in Investing Activities
Our cash flows used in investing activities to date have been primarily comprised of purchases of satellite components and other property and equipment. Investing activities have increased substantially as we ramped up satellite production activity and factory development in connection with expanding our production capacity.
Net cash used in investing activities was $14.4 million for the year ended December 31, 2023, compared to $30.9 million for the year ended December 31, 2022. The decrease in cash used in investing activities was primarily driven by a lower number of satellites launched during the year ended December 31, 2023 compared to the year ended December 31, 2022 as a result of cash control measures implemented in 2023.
Cash Flows (used in) Provided by Financing Activities
Net cash used by financing activities was $83 thousand for the year ended December 31, 2023 compared to net cash provided of $164.3 million for the year ended December 31, 2022, which resulted primarily from the consummation of the Merger transactions, as discussed above.
Debt
Refer to Note 17 (Debt) to the Consolidated Financial Statements for a discussion of our debt at December 31, 2021 and prior to the Merger. As of December 31, 2023 and 2022, we had no outstanding debt.

C.    Research and Development, Patents and Licenses Etc.
See Item 4 “Information on the Company – Business Overview – Satellites and Technology.”

D.    Trend Information
See Item 5.A “Key Factors Affecting Operating Results.”

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
We performed an impairment test as of December 31, 2023, 2022, and 2021 due to our net losses for the related periods. We concluded that our asset group is not impaired as our test concluded that the expected future undiscounted cash flows exceeded the carrying value of the asset group.
Estimates of future cash flows are highly subjective judgments using Level 3 inputs based on management’s experience and knowledge of our operations. These estimates can be significantly impacted by many factors, including changes in global economic conditions, operating costs, obsolescence of technology and competition.
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

The Company records deferred tax assets to the extent the Company believes these assets will more-likely-than-not be realized. Estimates of the adequacy of future expected taxable income from all sources, including the reversal of taxable temporary differences, long- and short-range business plans and feasible and prudent tax planning strategies are considered to determine whether the deferred tax asset will be available for future utilization, prior to expiration. If the Company determines that it will not be able to utilize a deferred income tax asset whether due to expiration or a lack of income, a valuation allowance is recorded. If, in the future, sufficient positive evidence arises indicating that all or a portion of the deferred tax asset may be used, based upon the more-likely-than-not standard for realization, the valuation allowance would be reduced in the period that such evidence of realization is reached.
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
We are an “emerging growth company” as defined in Section 2(a) of the Securities Act and have elected to take advantage of the benefits of the extended transition period for new or revised financial accounting standards. We expect to remain an emerging growth company at least through the end of the 2024 fiscal year and we expect to continue to take advantage of the benefits of the extended transition period, although we may decide to early adopt such new or revised accounting standards to the extent permitted by such standards. This may make it difficult or impossible to compare our financial results with the financial results of another public company that is either not an emerging growth company or is an emerging growth company that has chosen not to take advantage of the extended transition period exemptions because of the potential differences in accounting standards used.

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
ITEM 6.    DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
A.    Directors and Executive Officers
Board of Directors
The names and ages of our current directors as of March 15, 2024 are listed in the table below:

Name	Age	Class	Committees	Independent
Emiliano Kargieman	48	III	Finance
Ted Wang	54	I	Audit; Compensation (Chairperson); Nominating (Chairperson)	✓
Marcos Galperin	52	III	None	✓
Bradley Halverson	63	III	Audit (Chairperson); Finance	✓
Howard Lutnick	62	II	None
Steven T. Mnuchin	61	I	Finance (Chairperson); Compensation; Nominating
Joseph Dunford	68	I	None	✓
Peter Thomas Killalea	56	III	Audit; Compensation; Nominating	✓
Miguel Gutiérrez	65	II	None	✓
The term for the Class I, II, and III directors will expire in 2025, 2026, and 2024, respectively.
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
Ted Wang. Mr. Wang is a partner at Cowboy Ventures, a prominent venture capital fund located in Palo Alto, California, focused on enterprise and consumer-oriented software-driven companies since February 2017, an executive coach, and a member of Satellogic’s board of directors. Ted is also a board member of several other companies including companies providing robotic automation software, developer operations software and software applying artificial intelligence, such as, Drata, Vic.ai, SVT Robotics and Contra. Mr. Wang is also a partner at Iconiq Growth, a growth equity firm.
Prior to joining Cowboy, Ted was a partner at the law firm of Fenwick & West LLP where he was recognized as one of the country’s leading technology lawyers, focusing his practice on emerging technology companies from October 2006 to January 2017. During that time, Ted worked with many of the top technology companies of the era, including Facebook,

Twitter, Dropbox, Square, Gusto and Zuora. From years at the boardrooms of these companies, Ted has learned from the best and the brightest founders, investors, and outside board members.
Mr. Wang has a bachelor’s degree in history and Latin from Duke University and a J.D. from the University of Virginia School of Law.
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
Bradley Halverson. Mr. Halverson previously served as Group President and Chief Financial Officer of Caterpillar Inc. (NYSE: CAT), a Fortune 100 company and the world’s leading manufacturer of construction and mining equipment, diesel and gas engines, turbines, and locomotives. He joined Caterpillar in 1988, serving in various roles of increasing responsibility including leading the Caterpillar Financial Business unit as well as the Human Resources, Global Supply Chain and Information Services Functions. Brad retired from a 30+ year career at Caterpillar where he served as CFO between 2013 and 2018. Under his leadership, the company underwent a significant restructuring, emerging with a strong balance sheet and financial metrics. Prior to serving as CFO, Brad had served in various roles rising from a Staff Account to Vice President of Financial Services Division, prior to being named CFO.
Mr. Halverson currently serves on the board of Sysco Corporation (NYSE: SYY), where he is the Audit Committee Chairman, and Lear Corporation (NYSE: LEA) and Constellation Energy Corporation. He also previously served as a director for the U.S. Chamber of Commerce. Mr. Halverson attended the University of Illinois, where he received a Bachelor of Science degree in Accounting and an Executive Masters of Business Administration. He is a Certified Public Accountant and member of the American Institute of Certified Public Accountants. He previously served as chair of Easter Seals in Peoria and is on the board of the Easter Seals Foundation.
Howard W. Lutnick. Mr. Lutnick is the Chairman, and Chief Executive Officer of Cantor Fitzgerald, L.P. Mr. Lutnick joined Cantor in 1983 and has served as President and Chief Executive Officer of Cantor since 1992 and as Chairman since 1996. Mr. Lutnick’s company, CF Group Management, Inc., is the managing general partner of Cantor.
Mr. Lutnick is also the Chairman of the Board of Directors of BGC Group and its Chief Executive Officer, positions in which he has served from June 1999 to the present. In addition, Mr. Lutnick has served as Chairman of Newmark Group, Inc. since 2016. Mr. Lutnick served as the Chairman and Chief Executive Officer of CF Acquisition Corp. V from April 2020 until consummation of the Merger and has served as a director of Satellogic since January 2022. Mr. Lutnick served as the Chairman and Chief Executive Officer of CF Finance Acquisition Corp., from October 2015 until consummation of its business combination with GCM Grosvenor, Inc. in November 2020, CF Finance Acquisition Corp. II, from September 2019 until consummation of its business combination with View, Inc. in March 2021, and CF Finance Acquisition Corp. III, from March 2016 until consummation of its business combination with AEye, Inc. in August 2021, CF Acquisition Corp. VI, from April 2020 until consummation of its business combination with Rumble in September 2022. Mr. Lutnick also serves as the Chairman and Chief Executive Officer of CF Acquisition Corp. IV since January 2020, CF Acquisition Corp. VII since July 2020 and CF Acquisition Corp. VIII since July 2020.
Mr. Lutnick is a member of the Board of Directors of the Horace Mann School, the Board of Directors of the National September 11th Memorial & Museum, the Board of Directors of the Partnership for New York City, and the Board of Overseers of The Hoover Institution. In addition, Mr. Lutnick has served as Chairman and Chief Executive Officer of Cantor Fitzgerald Income Trust, Inc. (formerly known as Rodin Global Property Trust, Inc.) since February 2017.
Steven T. Mnuchin. Former Secretary Steven T. Mnuchin serves as the Founder and Managing Partner of Liberty Strategic Capital and chairs the firm’s Investment Committee. Liberty Strategic Capital is a Washington, D.C.-based private equity firm focused on strategic investments in technology, financial services and fintech, and new forms of content.

Former Secretary Mnuchin currently serves on the boards of directors of Liberty Strategic Capital portfolio companies New York Community Bancorp, Inc. (since 2024), Zimperium, Inc. (since 2022) and Cybereason Inc. (since 2021), and previously served on the boards of directors of Contrast Security, Inc. (2022-23) and BlueVoyant, Inc. (2022-23). Former Secretary Mnuchin has also served on the board of directors of New York Community Bancorp, Inc. since 2024.
Prior to founding Liberty, Mr. Mnuchin served as the 77th Secretary of the Treasury from February 2017 through January 2021. As Secretary of the Treasury, Mr. Mnuchin was responsible for leading the U.S. Treasury, whose mission is to maintain a strong economy, foster economic growth, and create job opportunities by promoting the conditions that enable prosperity at home and abroad. He was also responsible for strengthening national security by combating economic threats and protecting the U.S. financial system, as well as managing the U.S. Government’s finances. Mr. Mnuchin also oversaw cybersecurity for the financial services sector and all U.S. Treasury bureaus, including the IRS.
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
Prior to his confirmation, he served as Founder, Chairman, and Chief Executive Officer of Dune Capital Management. He founded OneWest Bank Group LLC and served as its Chairman and Chief Executive Officer until its sale to CIT Group Inc. Earlier in his career, former Secretary Mnuchin worked at The Goldman Sachs Group, Inc., where he was a Partner and served as Chief Information Officer, with responsibility for the firm’s global information and technology strategy and operations. He has extensive experience in global financial markets and investments.
Former Secretary Mnuchin is committed to philanthropic activities and previously served as a member of the boards of directors of the Museum of Contemporary Art Los Angeles (MOCA), the Whitney Museum of Art, the Hirshhorn Museum and Sculpture Garden on the National Mall, the UCLA Health System, the New York Presbyterian Hospital, and the Los Angeles Police Foundation. He was born and raised in New York City and holds a B.A. from Yale University.
Joseph F. Dunford, Jr. General Joseph Dunford serves as a Senior Managing Director at Liberty Strategic Capital and as a member of the firm’s Investment Committee. He also serves on the board of directors of Liberty Strategic Capital portfolio company Zimperium, Inc. (since 2022). Prior to joining Liberty, he previously served as the 19th Chairman of the Joint Chiefs of Staff, the United States’ highest-ranking military officer. In this role, he was the senior ranking U.S. officer and principal military advisor to the President, Secretary of Defense, and National Security Council from 2015 to 2019.
General Dunford was commissioned in 1977. He served as an infantry officer and led Marines at all levels, to include commanding the 2nd Battalion, 6th Marines and 5th Marine Regiment during Operation Iraqi Freedom. He also served as the Assistant Division Commander of the 1st Marine Division in Iraq, Commanded I Marine Expeditionary Force, and served as the Commander, Marine Forces U.S. Central Command. He served as the 36th Commandant of the Marine Corps, the Assistant Commandant of the Marine Corps and Commander of all U.S. Forces and NATO forces in Afghanistan.
General Dunford graduated from Boston College High School and Saint Michael's College. He also earned master’s degrees in government from Georgetown University and in International Relations from the Fletcher School of Law and Diplomacy, Tufts University.
He currently serves as Chairman of the Board for the Injured Marine Semper Fi & America’s Fund which supports wounded, ill, and injured active duty personnel and veterans from all U.S. armed services. He is also Chairman of the Board of the Adams Presidential Center. He is a Senior Fellow at the Belfer Center for Science and International Affairs, Harvard Kennedy School. He also serves as a member of the boards of directors of the Lockheed Martin Corporation, Bessemer Securities Corporation, Georgetown University, the Atlantic Council, and the Travis Manion Foundation.
Peter Thomas Killalea. Mr. Killalea joined our Board as a director in March 2022. He is a seasoned technology executive with deep expertise in product development, digital innovation, customer experience, and security.
From November 2014 to December 2021, Mr. Killalea was the President of Aoinle, LLC, a consulting firm. From May 1998 to November 2014, Mr. Killalea served in various leadership roles at Amazon, most recently as its Vice

President of Technology for the Kindle Content Ecosystem from 2008 to 2014. He led Amazon’s Infrastructure and Distributed Systems team, which later became a key part of the Amazon Web Services Platform. Previously, he served as Amazon’s Vice President of Infrastructure and Distributed Systems from 2003 to 2008 and prior to that as Chief Information Security Officer and Vice President of Security.
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
Miguel Gutiérrez. Mr. Gutiérrez is a Partner and Head of Private Markets at The Rohatyn Group (TRG), overseeing the firm’s private equity, private credit and infrastructure strategies. He is a member of TRG’s Executive Committee and is based in Montevideo.
Mr. Gutiérrez has over 30 years of experience in international financial markets, with the majority of this time dedicated to emerging markets. Prior to joining TRG in October 2004, Mr. Gutiérrez served as the Chairman and CEO of the Telefónica Group in Argentina and Chairman of Grupo Concesionario del Oeste S.A. He also served as the non-executive Chairman of YPF S.A. from April 2016 to December 2019. Earlier in his career, Mr. Gutiérrez held numerous senior positions at J.P. Morgan over 21 years, most recently as the Head of Global Emerging Markets Sales, Trading, and Research and prior to that as the Head of Latin America Emerging Markets. Under Mr. Gutiérrez's direction, J.P. Morgan established and cemented its leadership position in emerging markets sales, trading, and research. At the beginning of his time with J.P. Morgan, Mr. Gutiérrez held various senior positions, including Head of European Interest Rate Management and Treasury Manager in both Madrid and Buenos Aires. Mr. Gutiérrez holds an Advanced Management Program — AMP degree from IAE — Universidad Austral in Argentina.
Pursuant to a written agreement, a copy of which is referenced as Exhibit 10.6 to this Report (the “Hannover Agreement”), following the consummation of the Merger and so long as Hannover holds at least 4% of our outstanding BVI Class A ordinary shares, Hannover shall have the right to nominate a person of its choice, reasonably acceptable to us, to serve on the Board as a director; subject to compliance with the independence requirements of Rule 5605 of the Nasdaq rules; provided that such director nominee agrees to be bound by such confidentiality, insider trading and other policies applicable to our directors as adopted by the Board. Hannover nominated Mr. Gutiérrez as its director nominee and on April 28, 2022, our Board elected Mr. Gutiérrez to the Board to fill the existing vacancy on the Board.
Independence of our Board of Directors
All of our directors except Emiliano Kargieman, Howard Lutnick and Steven Mnuchin are independent directors as defined in the Nasdaq listing standards and applicable SEC rules. The Board has an audit committee (“Audit Committee”) composed entirely of independent directors, a nominating and corporate governance committee (“Nominating and Corporate Governance Committee”) a compensation committee (“Compensation Committee”), the majority of each of which is composed of independent directors, and a finance committee (“Finance Committee”), the majority of which is composed of non-independent directors.
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
Compensation Committee
Our Compensation Committee is responsible for, among other things:
•providing oversight and advising the Board on the Company’s compensation policies, plans and benefits programs, as well as overall compensation philosophy;
•reviewing and making recommendations to the Board regarding the compensation of the Company’s directors and executive officers; and
•administering the Company’s equity compensation plans.

Our Compensation Committee consists of Ted Wang as Chairperson and Steven Mnuchin and Tom Killalea as members. Mr. Wang qualifies as an independent director according to the rules and regulations of the SEC and Nasdaq with respect to compensation committee membership. As a foreign private issuer, we are not currently required to have a compensation committee and we are exempt from the Nasdaq requirement to have a compensation committee consisting entirely of independent directors. We have determined that the fact that our Compensation Committee is not entirely composed of independent directors does not materially or adversely affect the ability of our Compensation Committee to conduct its business in our best interests. The written charter for the Compensation Committee is available on our website at https://investors.satellogic.com. The reference to our website address in this Report does not include or incorporate by reference the information on our website into this Report.
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
Code of Ethics
Our Board adopted a Code of Ethics applicable to our senior financial officers (our Chief Executive Officer, Chief Financial Officer and Vice President - Corporate Controller) that complies with the rules and regulations of Nasdaq and the SEC. The Code of Ethics is available on our website at https://investors.satellogic.com/corporate-governance/governance-documents. In addition, we have posted on the Corporate Governance section of our website all disclosures that are required by law or Nasdaq listing standards concerning any amendments to, or waivers from, any provision of the Code of Ethics. The reference to our website address in this Report does not include or incorporate by reference the information on our website into this Report.
Compensation of Directors
Our executive compensation program reflects our compensation policies and philosophies, as they may be modified and updated from time to time.
Decisions with respect to the compensation of our executive officers, including our named executive officers, will be made by the compensation committee of the Board. Our executive compensation programs for 2023 are further described below under “B. Compensation.”
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
Executive Officers
The names, ages, and current positions of our current executive officers as of March 15, 2024 are listed in the table below. For biographical information concerning Mr. Kargieman, see “— Board of Directors” above. The business address for our executive officers is c/o Satellogic Inc., Ruta 8 Km 17,500, Edificio 300 Oficina 324 Zonamérica Montevideo, 91600, Uruguay.

Name	Age	Title
Emiliano Kargieman	48	Chief Executive Officer
Matthew Tirman	43	President
Rick Dunn	55	Chief Financial Officer
Matthew Brannen	41	Vice President - Legal
Matthew Tirman. Mr. Tirman serves as President of Satellogic, bringing more than 20 years of experience in technology and aerospace from across the US government and international markets. As President, he leads the operational execution of Satellogic’s strategy and business plan. Prior to this appointment, Mr. Tirman held the position of Chief Commercial Officer, where he began laying the groundwork for Satellogic’s early entry into the U.S. market.
Before joining Satellogic in 2021, Matt served as Head of Government at Descartes Labs, a leading provider of geospatial and multi-sensor analytics, where he revenue growth and customer delivery across defense and intelligence clients. His previous roles include Chief Commercial Officer at PlanetRisk, where he was responsible for delivering enterprise geospatial risk analytics and customized big data solutions to Global 1000 customers; Chief Executive Officer and founder of Access Global, a consulting firm providing executive management, sales, and business development solutions in foreign markets across EMEA and Asia; Vice President and Managing Director at Strategic Social, a

technology and services firm operating frontier markets across the Middle East and North Africa that he helped grow to more than $40 million in annual revenue before it was sold to Constellis in 2014.
Additionally, Matt has served as an analyst for the U.S. Department of Defense on cooperative Research and Development and as a speechwriter for senior military leadership in Washington D.C. and Baghdad, Iraq. He holds a master’s degree in Defense and Security from Lancaster University and a BS in Political Science from East Carolina University.

Rick Dunn. Mr. Dunn has served as our Chief Financial Officer since January 2019. Prior to joining us, Mr. Dunn served as Chief Executive Officer of PowerTeam Services, LLC, a super-regional utility service company, from February 2018 to November 2018 and as Executive Vice President and Chief Financial Officer at ACN Inc., a telecommunications company, from October 2014 to January 2018. Mr. Dunn also served as SVP & Chief Financial Officer at Trilogy International Partners Inc., a wireless carrier, and as Corporate Controller for Western Wireless International. In addition, his experience includes 10 years with the public accounting firm of Grant Thornton LLP. Mr. Dunn is a Certified Public Accountant (inactive) and holds a B.B.A. degree from Pacific Lutheran University and an M.B.A. from Seattle University.
Matthew Brannen. Mr. Brannen has served as our Vice President of Legal since October 2022. Prior to joining the Company, Mr. Brannen served as Director, Corporate Counsel for Sunlight Financial, a technology-enabled point-of-sale financing company. Prior to joining Sunlight Financial, Mr. Brannen served as Associate General Counsel for ACN, Inc., an essential services business operating across 27 countries. Previously, he served as external counsel for public and private businesses, including major public utilities and Fortune 500 companies, and as in-house counsel in the commercial real estate investment and asset management industries. Mr. Brannen received a J.D. with honors from The Catholic University of America, Columbus School of Law, and a bachelor’s degree from Furman University.

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
B.    Compensation
Executive Compensation
For the year ended December 31, 2023, our executive officers received cash compensation of $1,668 and non-cash compensation of $100, totaling $1,768.
2023 Grants of Plan-Based Awards to Executives

Name	Grant Date	Number of Shares of Stock or Units (#) (1)		Exercise or Base Price of Option or RSU Awards ($/Share)	Grant Date Fair Value of Stock and Option Awards (4)
Emiliano Kargieman		—	(1)	$—	$—
Rick Dunn	8/9/2023	147,801	(2)	1.78	263,086
Matthew Brannen	2/22/2023	57,894	(3)	3.04	175,998
Matthew Brannen	8/9/2023	49,438	(4)	1.78	88,000
Matthew Tirman	8/9/2023	101,236	(5)	1.78	180,200
Total		356,369			$707,284
(1) Represents restricted stock units granted under our Equity Incentive Plan. The material terms of our Equity Incentive Plan are described below under “- Equity Compensation Plans.” Mr. Kargieman did not receive grants of RSUs in 2023. No grants of options were made in 2023.

(2) Represents RSUs, of which were 9,237 vested on September 20, 2023, 9,237 vested on December 20, 2023, and the remainder vest quarterly beginning March 20, 2024 through June 20, 2027, subject to continued employment and other conditions specified in our Equity Incentive Plan.
(3) Represents RSUs, of which were 14,474 vested on December 20, 2023, and the remainder vest quarterly beginning March 20, 2024 through December 20, 2026, subject to continued employment and other conditions specified in our Equity Incentive Plan.
(4) Represents RSUs, of which were 12,359 vested on December 20, 2023, and the remainder vest quarterly beginning March 20, 2024 through June 20, 2025, subject to continued employment and other conditions specified in our Equity Incentive Plan.
(5) Represents RSUs, of which were 25,309 vested on December 20, 2023, and the remainder vest quarterly beginning March 20, 2024 through June 20, 2025, subject to continued employment and other conditions specified in our Equity Incentive Plan.

As of December 31, 2023, our executive officers held options to purchase an aggregate of 680,624 Class A ordinary shares, as follows:

Name	Grant Date	Expiration Date	Exercise Price		Number of Options Outstanding at December 31, 2023 (#)	Number of Options Exercisable at December 31, 2023 (#)
Emiliano Kargieman				(1)	—	—
Rick Dunn	3/27/2019	3/26/2029	$1.03	(2)	482,975	482,975
	2/20/2021	2/20/2031	$1.27	(3)	28,787	28,787
Matthew Brannen				(1)	—	—
Matthew Tirman	1/31/2021	1/31/2031	$1.27	(4)	168,862	119,611
Total					680,624	631,373
(1) Messrs. Kargieman and Brannen did not receive grants of options.
(2) 36,558 options vested on February 9, 2020, and the remaining vested in tranches of approximately 3,046 options on a monthly basis through February 9, 2023.
(3) Options vested every six months in tranches of 2,179 options beginning August 13, 2020 through February 13, 2022.
(4) 12,781 options vested on February 1, 2021, with the remainder vesting in monthly tranches of approximately 1,065 options through February 1, 2025.
Equity Incentive Plans
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
Employment Agreements
Chief Executive Officer. Emiliano Kargieman was appointed as Chief Executive Officer of Nettar effective November 13, 2013. He entered into his most recent employment agreement with us on October 5, 2021. Under the agreement, Mr. Kargieman will receive an annual salary of 442,130 euros (approximately $488,023 at December 31, 2023), plus standard Company benefits that may be reviewed, but not necessarily increased, from time to time. In addition, Mr. Kargieman is subject to confidentiality provisions and non-solicitation restrictive covenants for a period following the termination of his employment.
Clawback Policy
On July 24, 2023, the Board adopted the Satellogic Inc. Clawback Policy (the “Clawback Policy”). which policy describes the circumstances in which Executive Officers (as defined in the Clawback Policy) will be required to repay or return Erroneously Awarded Compensation (as defined in the Clawback Policy) to the Company. The Clawback Policy provides for the recovery of certain incentive-based compensation from current and former Executive Officers of the Company in the event the Company is required to restate any of its financial statements filed with the SEC under the Exchange Act in order to correct an error that (i) is material to the previously-issued financial statements, or (ii) would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period.

Adoption of the Clawback Policy was mandated by new Nasdaq listing standards introduced pursuant to Exchange Act Rule 10D-1. The Clawback Policy is in addition to Section 304 of the Sarbanes-Oxley Act of 2002 which permits the SEC to order the disgorgement of bonuses and incentive-based compensation earned by a registrant issuer’s chief executive officer and chief financial officer in the year following the filing of any financial statement that the issuer is required to restate because of misconduct, and the reimbursement of those funds to the issuer. A copy of the Clawback Policy has been filed herewith as Exhibit 97.1.
C.    Board Practices
Mr. Kargieman has been serving on the Board since prior to December 31, 2021. Messrs. Wang, Galperin, Halverson, Lutnick, Mnuchin, Dunford, Killalea and Gutiérrez were initially appointed to the Board during the fiscal year ended December 31, 2022 and Messrs. Lutnick and Gutiérrez were reelected during the fiscal year ended December 31, 2023. No director has a service contract with us, in their capacity as a director, or is entitled to any benefits upon ceasing to serve as a director except for equity grants made under our Equity Incentive Plan. See Note 4 (Reverse Recapitalization) to the Consolidated Financial Statements for a description of the advisory fee payable by us to Liberty 77 Capital L.P., the investment manager of the members of the Liberty Investor.
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
Pursuant to the home country rule exemptions set forth under Nasdaq Listing Rule 5615, we have elected to be exempt from the requirement under Nasdaq Listing Rule 5635 to obtain shareholder approval for the issuance of 20% or more of our outstanding Class A ordinary shares, including, for instance, the issuance of Class A ordinary shares issuable upon conversion of the Secured Convertible Notes. Nasdaq Listing Rule 5635 requires each issuer to obtain shareholder approval prior to certain dilutive events, including a transaction other than a public offering involving the sale of 20% or more of the issuer’s common shares outstanding prior to the transaction for less than the greater of book or market value of the shares. As a foreign private issuer, however, we may adopt the practices of our home country, the British Virgin Islands, which do not require shareholder approval for such issuances.
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
D.    Employees
See Item 4.B. “Business Overview – Operations – Human Capital.”
E.    Share Ownership
Information about the ownership of our Ordinary Shares by our directors and members of Executive Management is set forth in ”Item 6.B. Compensation” and “Item 7. Major Shareholders and Related Party Transactions.”

F.    Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

Not Applicable

ITEM 7.    MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
A.    Major Shareholders
The following table shows the beneficial ownership of our Ordinary Shares as of March 15, 2024:
•each person known to by us to be the beneficial owner of more than 5% of our Ordinary Shares;
•each of our directors and executive officers; and
•all of our directors and executive officers as a group.
Except as otherwise noted herein, the number and percentage of our Ordinary Shares beneficially owned is determined in accordance with Rule 13d-3 of the Exchange Act, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rule, beneficial ownership includes any of our Ordinary Shares as to which the holder has sole or shared voting power or investment power.
We have based percentage ownership on 76,721,343 Class A ordinary shares and 13,582,642 Class B ordinary shares outstanding as of March 15, 2024.
Unless otherwise indicated, we believe that all persons named in the table below have sole voting and investment power with respect to our Ordinary Shares beneficially owned by them. Emiliano Kargieman, our Chief Executive Officer, holds 100% of our Class B ordinary shares outstanding. Our holders of Class B ordinary shares are entitled to 1.472467906 votes per share on all matters to be voted on by shareholders generally, including the election of directors (the “Class B Vote Per Share”). The Class B Vote Per Share is subject to automatic adjustment, for a more detailed description of the adjustment provisions see Exhibit 2.7 as incorporated by reference herein.

Name and Address of Beneficial Owner	Class A Ordinary Shares Number of Shares Beneficially Owned	% of Class	Class B Ordinary Shares Number of Shares Beneficially Owned	% of Class
Directors and Executive Officers(1)
Emiliano Kargieman	—	—%	13,582,642	100.0%
Rick Dunn	161,803	*	—	—%
Matt Tirman	15,268	*	—	—%
Matthew Brannen	16,373	*	—	—%
Ted Wang	53,272	*	—	—%
Marcos Galperin	98,735	*	—	—%
Brad Halverson	53,272	*	—	—%
Steven Terner Mnuchin (5)	20,000,000	26.1%	—	—%
Howard Lutnick (2)	13,380,873	17.4%	—	—%
Joseph Dunford	—	—%	—	—%
Peter Thomas Killalea	408,061	*	—	—%
Miguel Gutiérrez	—	—%	—	—%
All executive officers and directors as a group	34,187,657	44.6%	13,582,642	100%
5% or More Stockholders(1)
Pitanga Invest Ltd. - PO Box 309, Ugland House, Cayman Islands (3)	10,594,133	13.8%	—	—%
Hannover Holdings S.A. - 58, rue Charles Martel, L-2134, Luxembourg (4)	7,513,892	9.8%	—	—%
Liberty Strategic Capital (SATL) Holdings, LLC - 2099 Pennsylvania Ave NW, Washington, DC (5)	20,000,000	26.1%	—	—%
Cantor Fitzgerald L.P. - 110 E 59th St New York, NY (2)	13,380,873	17.4%	—	—%

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

(3)Information related to Pitanga Invest Ltd.’s beneficial ownership is derived from its Schedule 13G filed with the SEC on October 3, 2023.

(4)Information related to Hannover’s beneficial ownership is derived from its Schedule 13D filed with the SEC on February 2, 2023.
(5)Information related to Liberty’s beneficial ownership is derived from its Amendment No. 1 to its Schedule 13D filed with the SEC on December 13, 2022. Each such entity or person disclaims any beneficial ownership of the reported shares other than to the extent of any pecuniary interest they may have therein, directly or indirectly.

(6)     An “*” indicates less than 1% ownership.
U.S. Resident Holders of Record
As of March 15, 2024, to the Company’s knowledge, we had 18 holders of record of our Class A ordinary shares in the United States, representing approximately 81.1% of our outstanding Class A ordinary shares, and no holders of record of our Class B ordinary shares in the United States. To the Company’s knowledge, the majority of the Company’s voting securities are held by holders located outside of the United States.
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
CF&Co, which is the beneficial owner of more than 5% of the Company’s outstanding Class A Ordinary Shares, served as the Company’s financial advisor in connection with the offering and sale of the Secured Convertible Notes. Pursuant to a letter agreement, CF&Co will receive a fee equal to $0.9 million after the closing of the Secured Convertible Notes. Howard Lutnick, a member of the Company’s Board of Directors, is the Chief Executive Office of CF&Co

C.    Interests of Experts and Counsel
Not applicable.

ITEM 8.    FINANCIAL INFORMATION
A.    Consolidated Statements and Other Financial Information

Report of Independent Registered Public Accounting Firm

To the Stockholders and the Board of Directors of Satellogic Inc.

Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheets of Satellogic Inc. (the Company) as of December 31, 2023 and 2022, the related consolidated statements of operations and comprehensive loss, redeemable preferred stock and stockholders' equity and cash flows for each of the two years in the period ended December 31, 2023, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2023, in conformity with U.S. generally accepted accounting principles.
The Company's Ability to Continue as a Going Concern
The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in the Going Concern and Liquidity section in Note 1 to the financial statements, the Company has incurred significant operating losses, has an accumulated deficit, has insufficient liquidity to sustain operations and capital expenditures to reach larger scale revenue generation from their product offerings, and as such, has stated that substantial doubt exists about the Company’s ability to continue as a going concern. Management's evaluation of the events and conditions and management’s plans regarding these matters are also described in the Going Concern and Liquidity section in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.
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
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.
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

April 15, 2024

Report of Independent Registered Public Accounting Firm

To the Stockholders and the Board of Directors of Satellogic Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of operations and comprehensive loss, redeemable preferred stock and stockholders’ equity (deficit) and cash flows of Satellogic Inc. (the Company) for the year ended December 31, 2021, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the results of its operations and its cash flows for the year ended December 31, 2021, in conformity with U.S. generally accepted accounting principles.

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

City of Buenos Aires, Argentina
April 27, 2023

SATELLOGIC INC.
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

	Year Ended December 31,
(in thousands of U.S. dollars, except share and per share amounts)	2023	2022	2021
Revenue	$10,074	$6,012	$4,247
Costs and expenses
Cost of sales, exclusive of depreciation shown separately below	5,056	3,284	1,876
General and administrative expenses	23,500	37,191	36,640
Research and development	10,656	13,055	9,636
Depreciation expense	17,256	14,326	10,728
Other operating expenses	23,009	29,023	14,002
Total costs and expenses	79,477	96,879	72,882
Operating loss	(69,403)	(90,867)	(68,635)
Other income (expense), net
Finance income (expense), net	1,722	(652)	(9,738)
Change in fair value of financial instruments	6,474	58,311	17,983
Loss on extinguishment of debt	—	—	(37,216)
Other income, net	9,271	1,140	1,069
Total other income (expense), net	17,467	58,799	(27,902)
Loss before income tax	(51,936)	(32,068)	(96,537)
Income tax (expense) benefit	(9,082)	(4,573)	232
Net loss available to stockholders	$(61,018)	$(36,641)	$(96,305)
Other comprehensive loss
Foreign currency translation gain (loss), net of tax	279	(226)	(86)
Comprehensive loss	$(60,739)	$(36,867)	$(96,391)

Basic loss per share for the period attributable to stockholders	$(0.68)	$(0.44)	$(5.78)
Basic weighted-average common shares outstanding	89,539,910	83,188,276	16,655,634
Diluted loss per share for the period attributable to stockholders	$(0.68)	$(0.66)	$(5.78)
Diluted weighted-average common shares outstanding	89,539,910	83,798,149	16,655,634
The accompanying notes are an integral part of the Consolidated Financial Statements.

SATELLOGIC INC.
CONSOLIDATED BALANCE SHEETS

	December 31,
(in thousands of U.S. dollars, except per share amounts)	2023	2022
ASSETS
Current assets
Cash and cash equivalents	$23,476	$76,528
Restricted cash	—	126
Accounts receivable, net of allowance of $126 and $3,237, respectively	901	1,388
Prepaid expenses and other current assets	2,173	3,198
Total current assets	26,550	81,240
Property and equipment, net	41,130	47,981
Operating lease right-of-use assets	3,195	8,171
Other non-current assets	5,507	6,463
Total assets	$76,382	$143,855
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities
Accounts payable	$7,935	$9,850
Warrant liabilities	2,795	8,335
Earnout liabilities	419	1,353
Operating lease liabilities	2,143	2,176
Contract liabilities	3,728	1,941
Accrued expenses and other liabilities	4,372	6,417
Total current liabilities	21,392	30,072
Operating lease liabilities	1,789	6,063
Contract liabilities	1,000	1,000
Other non-current liabilities	526	522
Total liabilities	24,707	37,657
Commitments and contingencies (Note 20)
Stockholders' equity
Preferred stock, $0.0001 par value	—	—
Ordinary Shares, $0.0001 par value, unlimited shares authorized, 77,289,166 Class A ordinary shares issued and 76,721,343 shares outstanding; and 13,582,642 convertible Class B ordinary shares issued and outstanding as of December 31, 2023 and 76,180,618 Class A ordinary shares issued and 75,612,795 shares outstanding and 13,582,642 convertible Class B ordinary shares issued and outstanding as of December 31, 2022	—	—
Treasury stock, at cost, 567,823 shares as of December 31, 2023 and 567,823 shares as of December 31, 2022	(8,603)	(8,603)
Additional paid-in capital	344,144	337,928
Accumulated other comprehensive loss	(33)	(312)
Accumulated deficit	(283,833)	(222,815)
Total stockholders’ equity	51,675	106,198
Total liabilities and stockholders' equity	$76,382	$143,855
The accompanying notes are an integral part of the Consolidated Financial Statements.

SATELLOGIC INC.
CONSOLIDATED STATEMENTS OF REDEEMABLE PREFERRED STOCK AND STOCKHOLDERS' EQUITY (DEFICIT)

	Redeemable Series X Preferred Stock		Shares
(in thousands of U.S. dollars, except share information)	Shares	Amount	Preferred stock	Ordinary Shares	Additional paid-in capital	Treasury stock	Accumulated other comprehensive loss	Accumulated deficit	Total stockholders' equity (deficit)
Balance as of December 31, 2020	—	$—	8,740,398	16,280,360	$64,041	$—	$—	$(89,869)	$(25,828)
Issuance of Redeemable Series X preferred stock	2,033,230	20,332	—	—	—	—	—	—	—
Dividends on Redeemable Series X preferred stock	—	974	—	—	—	—	—	—	—
Extinguishment of Convertible Notes	—	—	—	—	39,009	—	—	—	39,009
Exercise of stock options	—	—	—	1,102,494	791	—	—	—	791
Preferred stockholder transaction (Note 11)	—	—	(4,128,413)	—	(18,251)	(170,949)	—	—	(189,200)
Net loss	—	—	—	—	—	—	—	(96,305)	(96,305)
Comprehensive loss	—	—	—	—	—	—	(86)	—	(86)
Stock-based compensation	—	—	—	—	10,881	—	—	—	10,881
Balance as of December 31, 2021	2,033,230	21,306	4,611,985	17,382,854	96,471	(170,949)	(86)	(186,174)	(260,738)
Hannover Holdings Transaction (Note 11)	—	—	(149,817)	(51,700)	—	(5,853)	—	—	(5,853)
Merger transaction and Reverse Recapitalization	—	—	(4,462,168)	22,630,545	(165,804)	170,949	—	—	5,145
Issuance of Class A ordinary shares upon conversion of Convertible Notes	—	—	—	17,980,954	64,051	—	—	—	64,051
Redeemable Series X preferred stock accrued dividends	—	97	—	—	—	—	—	—	—
Conversion of redeemable Series X preferred stock and accrued dividends in connection with the Reverse Recapitalization	(2,033,230)	(21,403)	—	2,140,340	21,403	—	—	—	21,403
Reclassification of Columbia Warrant to equity	—	—	—	—	124,805	—	—	—	124,805
Repayment of Columbia Loan	—	—	—	—	(3,418)	—	—	—	(3,418)
Reclassification of Forfeiture Earnout Liability to equity	—	—	—	—	1,005	—	—	—	1,005
Issuance of Class A ordinary shares upon conversion of Cantor Loan	—	—	—	788,021	7,880	—	—	—	7,880
Issuance of Class A ordinary shares in connection with Forward Purchase Agreement	—	—	—	1,250,000	10,000	—	—	—	10,000
Issuance of Class A ordinary shares in connection with PIPE, net	—	—	—	6,108,332	47,028	—	—	—	47,028
Issuance of Class A ordinary shares in connection with Liberty Subscription Agreement, net	—	—	—	20,619,835	120,506	—	—	—	120,506
Repurchase of shares	—	—	—	(516,123)	—	(2,750)	—	—	(2,750)
Issuance of Ordinary Shares upon exercise of Public Warrants	—	—	—	613,111	5,628	—	—	—	5,628
Net loss	—	—	—	—	—	—	—	(36,641)	(36,641)
Other comprehensive loss	—	—	—	—	—	—	(226)	—	(226)
Issuance of additional shares related to Cantor Loan Earnout	—	—	—	26,050	167	—	—	—	167
Exercise of stock options and RSUs vested	—	—	—	223,218	144	—	—	—	144
Withholding of stock units to satisfy tax withholding obligations upon the vesting of restricted stock units and exercise of stock options	—	—	—	—	(306)	—	—	—	(306)
Stock-based compensation	—	—	—	—	8,368	—	—	—	8,368
Balance as of December 31, 2022	—	—	—	89,195,437	337,928	(8,603)	(312)	(222,815)	106,198
Net loss	—	—	—	—	—	—	—	(61,018)	(61,018)
Other comprehensive loss	—	—	—	—	—	—	279	—	279
Exercise of stock options and RSUs vested	—	—	—	1,108,548	375	—	—	—	375

Withholding of stock units to satisfy tax withholding obligations upon the vesting of restricted stock units and exercise of stock options	—	—	—	—	(458)	—	—		—	(458)
Stock-based compensation	—	—	—	—	6,299	—	—		—	6,299
Balance as of December 31, 2023	—	$—	—	90,303,985	$344,144	$(8,603)	$(33)	$-	$(283,833)	$51,675
The accompanying notes are an integral part of the Consolidated Financial Statements.

SATELLOGIC INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31,
(in thousands of U.S. dollars)	2023	2022	2021
Cash flows from operating activities:
Net loss	$(61,018)	$(36,641)	$(96,305)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation expense	17,256	14,326	10,728
Operating lease expense	2,751	2,015	548
Deferred tax expense (benefit)	—	1,601	(1,619)
Stock-based compensation	6,299	8,368	10,881
Interest expense	—	1,693	9,703
Change in fair value of financial instruments	(6,474)	(58,311)	(17,983)
Loss on debt extinguishment	—	—	37,216
Expenses related to Merger	—	9,859	—
Foreign exchange differences	(10,933)	(4,578)	(2,385)
Expense for estimated credit losses on accounts receivable	1,126	1,736	1,794
Non-cash change in contract liabilities	1,188	—	—
Other, net	666	996	579
Changes in operating assets and liabilities:
Accounts receivable	(385)	(1,928)	(4,691)
Prepaid expenses and other current assets	2,114	(1,855)	21
Accounts payable	1,533	(3,202)	1,421
Contract liabilities	598	1,006	480
Accrued expenses and other liabilities	(2,059)	(1,562)	21,622
Operating lease liabilities	(2,233)	(1,985)	(449)
Net cash used in operating activities	(49,571)	(68,462)	(28,439)
Cash flows from investing activities:
Purchases of property and equipment	(14,885)	(27,252)	(11,233)
Proceeds from sale of property and equipment	450	—	—
Equity investment in OS	—	(3,653)	—
Other	—	53	3
Net cash used in investing activities	(14,435)	(30,852)	(11,230)
Cash flows from financing activities:
Proceeds from issuance of redeemable Series X preferred stock	—	—	20,332
Proceeds from issuance of debt	—	—	7,513
Repurchase of stock	—	(8,603)	—
Tax withholding payments for vested equity-based compensation awards	(458)	—	—
Proceeds from exercise of Public Warrants	—	5,291	—
Proceeds from sale of Ordinary Shares	—	167,504	—
Proceeds from exercise of stock options	375	144	791
Net cash (used in) provided by financing activities	(83)	164,336	28,636
Net (decrease) increase in cash, cash equivalents and restricted cash	(64,089)	65,022	(11,033)
Effect of foreign exchange rate changes	10,900	4,237	2,299
Cash, cash equivalents and restricted cash - beginning of period	77,792	8,533	17,267
Cash, cash equivalents and restricted cash - end of period	$24,603	$77,792	$8,533
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
Basis of Presentation
The accompanying consolidated financial statements as of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021 (“the Consolidated Financial Statements”) have been prepared in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”) and the rules and regulations of the U.S. Securities and Exchange Commission (“SEC”). The Company conducts business through one operating segment.
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
Emerging Growth Company

We are an “emerging growth company,” as defined in Section 2(a) of the Securities Act of 1933, as amended (“the Securities Act”), as modified by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). The JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that an emerging growth company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. We have elected not to opt out of such extended transition period, which means that when a standard is issued or revised that has different application dates for public or private companies, we can adopt the new or revised standard at the time required for private companies to adopt such standard. The foregoing may make comparison of our financial statements with those of another public company difficult or impossible if such other public company is (i) not an emerging growth company or (ii) is an emerging growth company that has opted out of using the extended transition period, due to the potential differences in accounting standards used.

SATELLOGIC INC.
Notes to Consolidated Financial Statements
(in thousands of U.S. dollars, except share and per share information, unless otherwise stated)
Going Concern and Liquidity

We have evaluated whether there are any conditions and events, considered in the aggregate, that raise substantial doubt about our ability to continue as a going concern over the next twelve months through March 2025. Since inception, we have incurred significant operating losses and have an accumulated deficit of $283.8 million, with net cash used in operating activities of $49.6 million for the twelve months ended December 31, 2023. As of December 31, 2023, our existing sources of liquidity included cash and cash equivalents of $23.5 million. We believe that this current level of cash and cash equivalents is not sufficient to fund operations and capital expenditures to reach larger scale revenue generation from our product offerings.

In order for us to proceed and reach larger scale revenue generation, we will need to raise additional funds through the issuance of additional equity, debt or both. Until such time that we can generate revenue sufficient to achieve profitability, we expect to finance our operations through equity or debt financings, which may not be available to us on the timing needed or on terms that we deem to be favorable. To the extent that we raise additional capital through the sale of equity or convertible debt securities, the ownership interest of our stockholders may be diluted, and the terms of these securities may include liquidation or other preferences that adversely affect the rights of common stockholders. Debt financing and equity financing, if available, may involve agreements that include covenants limiting or restricting our ability to take specific actions, such as incurring additional debt, making acquisitions or capital expenditures or declaring dividends. If we are unable to obtain sufficient financial resources, our business, financial condition and results of operations will be materially and adversely affected. There can be no assurance that we will be able to obtain the needed financing on acceptable terms or at all. In an effort to alleviate these conditions, we continue to seek and evaluate opportunities to raise additional capital through the issuance of equity or debt securities.

On April 12, 2024, the Company, Borrower, and Holder Representative entered into the Note Purchase Agreement with the Purchaser, pursuant to which the Borrower agreed to issue the Secured Convertible Notes in the aggregate principal amount of $30 million to the Purchaser. The net proceeds from the issuance of the Secured Convertible Notes, after deducting transaction fees and other debt issuance costs, was approximately $27.6 million. The Secured Convertible Notes initially bear interest at a rate of SOFR plus 6.50% per annum, subject to an additional 4.0% per annum if certain events of default occur and are continuing. The Secured Convertible Notes are guaranteed by the Company and each of the Company’s material subsidiaries (other than the Borrower), and are secured by substantially all of the Company’s and its subsidiaries’ assets (including all of its intellectual property). The Borrower may issue additional Secured Convertible Notes under the terms thereof, provided the aggregate principal outstanding amount does not exceed $50 million. The Secured Convertible Notes mature on April 12, 2028.

Although we have been able to secure debt financing of approximately $27.6 million during the second quarter of 2024, we do not believe this incremental funding will be sufficient to fund our operations for the next twelve months through April 2025. As a result of these uncertainties, and notwithstanding our plans and efforts to date, there is substantial doubt about our ability to continue as a going concern for one year from the date of when these audited consolidated financial statements are issued. If we are unable to raise additional capital as and when needed, or upon acceptable terms, such failure would have a significant negative impact on our financial condition. As such, these conditions raise substantial doubt about the Company’s ability to continue as a going concern.

The accompanying audited consolidated financial statements have been prepared assuming we will continue as a going concern. The going concern basis of presentation assumes that we will continue in operation one year after the date these audited consolidated financial statements are issued, and we will be able to realize its assets and discharge its liabilities and commitments in the normal course of business. If we cannot continue as a going concern, adjustments to the carrying values and classification of our assets and liabilities and the reported amounts of income and expenses could be required and could be material. We are continuing to take actions to secure sufficient financing (as described above) and thus believe that the application of the going concern assumption for the preparation of the consolidated financial statements is appropriate.
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
Our main revenue stream is from services. We recognize as revenues the amount of the transaction price that is allocated to the respective performance obligation when or as the performance obligation is satisfied, either over time or a point in time. Revenue is recognized upon delivery for asset monitoring contracts in which performance obligations are satisfied at a point in time upon image delivery. The Company has determined that it provides a series of distinct services in which the customer simultaneously receives and consumes data, so therefore the Company recognizes revenue ratably over the subscription period. For Space Systems contracts, revenue is typically recognized at a point in time, upon delivery of equipment.
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

As our risk exposure is mainly influenced by the individual characteristics of each customer, we continuously analyze the creditworthiness of significant debtors. Accounts receivable are non-interest bearing and generally on terms of 30 to 90 days. As of December 31, 2023 two customers, accounted for 78% of accounts receivable, net of allowance. As of December 31, 2022, one customer accounted for 72% of our accounts receivable net of allowance.

We had four customers that each accounted for more than 10% of our revenue totaling $8.4 million for the year ended December 31, 2023 and two customers that each accounted for more than 10% of our revenue totaling $4.8 million for the year ended December 31, 2022. We had one customer that accounted for more than 10% of our revenue totaling $3.9 million for the year ended December 31, 2021.
Impairment of Assets

We assess potential impairments to long-lived assets whenever events or changes in circumstances indicate that the carrying amount may not be fully recoverable. An impairment is considered to exist if the total estimated future cash flows on an undiscounted basis are less than the carrying amount of the assets or asset group. We performed an impairment test as of December 31, 2023, 2022 and 2021 due to our net loss for those years and concluded that the asset group is not impaired.

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

Equity Method Investments

We account for equity investments in which we have significant influence, but not a controlling financial interest, using the equity method of accounting. Under the equity method of accounting, investments are initially recorded at cost, less impairment, and subsequently adjusted to recognize our share of earnings or losses as a component of Other income (expense), net in the Consolidated Statements of Operations and Comprehensive Loss. Our equity method investments are required to be reviewed for impairment when it is determined there may be an other-than-temporary loss in value. We have not recorded any impairment losses related to our equity method investments during the years ended December 31, 2023 and December 31, 2022. We did not hold any equity investments in 2021.

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

Expected dividend yield - We do not use a dividend rate due to the fact that we have never declared or paid cash dividends on the Company’s Ordinary Shares and we do not anticipate doing so in the foreseeable future.

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
Aggregate foreign currency gains and losses, such as those resulting from the settlement of receivables or payables, foreign currency contracts and short-term intercompany advances in a currency other than the relevant subsidiary’s functional currency, are recorded currently in the Consolidated Statements of Operations and Comprehensive Loss (included in other income, net) and resulted in gains of $5.3 million, $1.6 million, and $1.0 million during the years ended December 31, 2023, 2022, and 2021, respectively.
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
Accounts Receivable and Allowance for Credit Losses
Trade accounts receivable are stated at the amount owed by the customer, net of allowances for estimated credit losses, discounts, returns and rebates. We measure the allowance for credit losses based on the estimated loss. In calculating an allowance for credit losses, we use our historical experience, external indicators, forward-looking information and an aging method. Generally, we assess collectability of trade accounts receivable on a collective basis as they possess shared credit risk characteristics which have been grouped based on the days past due. For certain customers that have a large percentage of our total accounts receivable, we analyze them on a specific basis to determine expected collectability.
Accounts are written off against the allowance account when they are determined to be no longer collectible. Of the total write-off in 2023, $3.3 million of it was reserved in prior periods. The following table shows the activity in the allowance for credit losses for the years ended December 31, 2023 and 2022:

	December 31,
	2023	2022
Allowance for credit losses as of beginning of period	$3,237	$1,794
Provision	1,126	1,736
Write-offs	(4,237)	—
Foreign exchange and other	—	(293)
Allowance for credit losses as of end of period	$126	$3,237
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

SATELLOGIC INC.
Notes to Consolidated Financial Statements
(in thousands of U.S. dollars, except share and per share information, unless otherwise stated)

	December 31,
	2023	2022
Cash and cash equivalents	$23,476	$76,528
Restricted cash	—	126
Restricted cash included in Other non-current assets	1,127	1,138
Total cash, cash equivalents and restricted cash	$24,603	$77,792

Cash Flow Information

	Year Ended December 31,
	2023	2022	2021
Cash paid during the period for:
Income tax, net of refunds	$1,673	$758	$96
Interest	$28	$3,520	$49,283

Research and Development
Research and development (R&D) costs are expensed in the period in which they are incurred. R&D costs include materials and equipment that have no alternative future use, depreciation on equipment and facilities currently used for R&D purposes, personnel costs, contract services and reasonable allocations of indirect costs, if clearly related to an R&D activity. Expenditures in the pre-production phase of an R&D project are recorded as R&D expense.
Tax Collected from Customers
Taxes assessed by a governmental authority that are both imposed on and concurrent with a specific revenue-producing transaction, which are collected by the Company from customers, are excluded from revenue.

3. Accounting Standards Updates (“ASU”)
Accounting Standards Recently Adopted
In June 2016, the FASB issued ASU No. 2016-13, Credit Losses - Measurement of Credit Losses on Financial Instruments (“ASU 2016-13”). ASU 2016-13 requires entities to use a forward-looking approach based on current expected credit losses to estimate credit losses on certain types of financial instruments, including trade receivables, resulting in an earlier recognition of losses than under the current incurred loss approach, which requires waiting to recognize a loss until it is probable of being incurred. We adopted this guidance as of January 1, 2023. The impact of adopting this new guidance was not material to the consolidated financial statements.
Accounting Standards Not Yet Adopted

In November 2023, the FASB issued ASU No. 2023-07, Segment Reporting (Topic 280)—Improvements to Reportable Segment Disclosures, which aims to improve reportable segment disclosure requirements, primarily through enhanced disclosures about significant segment expenses. In addition, the amendments in the ASU enhance interim disclosure requirements, clarify circumstances in which an entity can disclose multiple segment measures of profit or loss, provide new segment disclosure requirements for entities with a single reportable segment, and contain other disclosure requirements. The ASU applies to all public entities that are required to report segment information in accordance with ASC 280, and is effective for fiscal years beginning after December 15, 2023 and interim periods within fiscal years beginning after December 15, 2024, with early adoption permitted. The Company is evaluating the future impact of the issuance of this ASU on its consolidated financial statements.

SATELLOGIC INC.
Notes to Consolidated Financial Statements
(in thousands of U.S. dollars, except share and per share information, unless otherwise stated)
In December 2023, the FASB issued ASU No. 2023-09, Income Taxes (Topic 740)—Improvements to Income Tax Disclosures, which include improvements to income tax disclosures by requiring (1) consistent categories and greater disaggregation of information in the rate reconciliation and (2) income taxes paid disaggregated by jurisdiction. This ASU also includes certain other amendments to better align disclosures with Regulation S-X and to remove disclosures no longer considered cost beneficial or relevant. This ASU is effective for public entities for annual periods beginning after December 15, 2024, with earlier or retrospective application permitted. The amendments in this ASU should be applied prospectively for annual financial statements not yet issued or made available for issuance. The Company is evaluating the future impact of the issuance of this ASU on its consolidated financial statements.

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
The transaction resulted in net cash proceeds of $168 million, after transaction expenses and debt repayment, through the contribution of cash held in CF V’s trust account, net of redemptions by CF V’s public stockholders, and a concurrent private placement offering led by SoftBank’s SBLA Advisers Corp. and CF&Co., among other institutional investors, and the Liberty Investment, as defined and described further below.
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

Redeemable Series X Preferred Stock
As a result of the transaction, the 2,033,230 outstanding shares of redeemable Series X preferred stock and accrued dividends in the combined amount of $21.4 million were converted to 2,140,340 Class A ordinary shares.

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

An advisory fee is payable by Satellogic in exchange for advisory services to be provided to Satellogic from time to time until a Cessation Event (as defined in the Liberty Subscription Agreement). The advisory fee includes a warrant to purchase 2,500,000 of Satellogic’s Class A ordinary shares at an exercise price of $10.00 per share (the “Liberty Advisory Fee Warrant”), which was issued at the Liberty Closing, and for so long as a Cessation Event has not occurred, $1.25 million to be paid in cash on the 18-month anniversary of the Liberty Closing and on the last day (or, if not a business day, the immediately following business day) of each of the following five successive three-month anniversaries of such 18-month anniversary (each, an “Advisory Fee Cash Payment” and together, the “Advisory Fee Cash Payments”), representing an aggregate of up to $7.5 million in Advisory Fee Cash Payments. There was $2.5 million owed to the Liberty Investor for the the Advisory Fee Cash Payments and included in accounts payable at December 31, 2023.

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

SATELLOGIC INC.
Notes to Consolidated Financial Statements
(in thousands of U.S. dollars, except share and per share information, unless otherwise stated)
The following table illustrates the shares issued to our stockholders after giving effect to the 3.3028 Exchange Ratio in accordance with the transactions contemplated by the Merger Agreement as of the Closing Date and the issuance of shares pursuant to the transactions described above:

Company stockholders	Shares
Class A stockholders immediately prior to merger	17,215,336
Series A preferred stockholders	7,968,316
Series B preferred stockholders	4,597,928
Series B-1 preferred stockholders	2,171,399
2018 convertible noteholders	5,581,416
2019 convertible noteholders	7,846,333
2020 convertible noteholders	4,553,205
Redeemable Series X preferred stockholders	2,140,340
Liberty Investor	20,000,000
PIPE investors	5,816,770
Shares issued for Cantor loan repayment	788,021
Shares issued to Sponsor under Forward Purchase Securities Agreement	1,250,000
Issuance of shares for transaction fees	2,058,229
CF V shares	6,837,354
88,824,647

5. Revenue from Contracts with Customers
During the year ended December 31, 2023, we recognized revenue of $10.1 million, of which $3.0 million was recognized over time and $7.1 million was recognized at a point in time. During the year ended December 31, 2022, we recognized revenue of $6.0 million, of which $1.6 million was recognized over time and $4.4 million was recognized at a point in time. During the year ended December 31, 2021, we recognized revenue of $4.2 million, of which $3.8 million was recognized over time and $0.4 million was recognized at a point in time.

In November 2021, the Company entered a 5-year noncancellable agreement with a technology company by which the customer receives $4.0 million in credits to purchase imagery each year. The Company recognizes revenue as images are delivered to the customer. The customer pays the Company in non-cash consideration in the form of a license to a proprietary software platform, which the Company uses in its internal operations. We recognized $2.8 million of revenue from this customer during the year ended December 31, 2023. We recognized $3.4 million of revenue from this customer during the year ended December 31, 2022.

Disaggregation of revenue

Information about our revenue by business line is as follows:

	Year Ended December 31,
	2023	2022	2021
Revenue by business line
Asset Monitoring	$4,505	$4,390	389
Constellation as a Service ("CaaS")	1,648	1,622	3,858
Space Systems	3,921	—	—
Total revenue	$10,074	$6,012	$4,247

SATELLOGIC INC.
Notes to Consolidated Financial Statements
(in thousands of U.S. dollars, except share and per share information, unless otherwise stated)
Information about our revenue by geography is as follows:

	Year Ended December 31,
	2023	2022	2021
Revenue by geography (1)
North America	$3,475	$3,647	$204
Europe	2,113	1,629	4
Asia Pacific	4,422	619	4,000
South America	64	117	39
Total revenue	$10,074	$6,012	$4,247
(1)Revenue by geography is based on the geographical location of the customer.

Contract Liabilities and Remaining Performance Obligations
Our contract liabilities consist of payments received from customers, or such consideration contractually due, in advance of providing the relevant satellite imagery or related service. Amounts included in Contract liabilities are as follows:

	December 31,
	2023	2022
Non-current	$1,000	$1,000
Current	3,728	1,941
Total	$4,728	$2,941
During the year ended December 31, 2023, we recognized revenue of $1.8 million that was included as a Contract liability as of December 31, 2022. During the year ended December 31, 2022, we recognized revenue of $0.9 million that was included as a Contract liability as of December 31, 2021. During the year ended December 31, 2021, we recognized revenue of $0.5 million that was included as a Contract liability as of December 31, 2020. The increase in contract liabilities in the year ended December 31, 2023 was primarily due to an increase in unused credits to purchase imagery as part of the non-cash agreement described above. Total unused credits included in contract liabilities at December 31, 2023, and December 31, 2022 were $2.7 million and $1.6 million, respectively. Unused credits expire one year after issuance. There were no credits that expired in the years ended December 31, 2023 or 2022.
A contract’s transaction price is allocated to each distinct performance obligation and recognized as revenue when, or as, the performance obligation is satisfied. The following table represents the total transaction price for the remaining performance obligations as of December 31, 2023 related to non-cancellable contracts longer than 12 months in duration that is expected to be recognized over future periods.

	Within 1 Year	Years 1-2	Years 2-3	Thereafter
Remaining performance obligations	$12,008	$7,098	$4,250	$—

SATELLOGIC INC.
Notes to Consolidated Financial Statements
(in thousands of U.S. dollars, except share and per share information, unless otherwise stated)

6. Warrant Liabilities

	Liberty Warrants and Liberty Advisory Fee Warrant	PIPE Warrant	$8.63 Warrants	Total Warrant Liabilities
As of December 31, 2022	$6,191	$311	$1,833	$8,335
Change in fair value of financial instruments	(4,174)	(214)	(1,152)	(5,540)
As of December 31, 2023	$2,017	$97	$681	$2,795

Liberty Warrants and Liberty Advisory Fee Warrant
In 2022, the Liberty Warrants and the Liberty Advisory Fee Warrant were initially recognized as a liability with a fair value of $30.9 million. The Liberty Warrants and the Liberty Advisory Fee Warrant remain unexercised and were remeasured to fair value of $2.0 million as of December 31, 2023.
PIPE Warrant
In 2022, the PIPE Warrant was initially recognized as a liability with a fair value of $1.3 million. The PIPE Warrant remains unexercised and was remeasured to fair value of $0.1 million as of December 31, 2023.

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
The $8.63 Warrants were initially recognized as a liability with a fair value of $4.9 million. On April 1, 2022, we determined pursuant to a warrant agreement executed by CF V on January 28, 2021, as modified and assumed by an assignment and assumption agreement executed on January 25, 2022, that the warrant price with respect to the warrants issued and outstanding was adjusted from $11.50 to $8.63 and the redemption price was adjusted from $18.00 to $13.50. The $8.63 Warrants had a fair value of $0.7 million as of December 31, 2023.

Public Warrants to purchase 613,111 Class A ordinary shares with an intrinsic value of $0.3 million were exercised during the year ended December 31, 2022.

SATELLOGIC INC.
Notes to Consolidated Financial Statements
(in thousands of U.S. dollars, except share and per share information, unless otherwise stated)
7. Earnout Liabilities

Sponsor Earnout
As of December 31, 2022	$1,353
Change in fair value of financial instruments	(934)
As of December 31, 2023	$419
Sponsor Earnout
Pursuant to that certain Sponsor Support Agreement, dated as of July 5, 2021, by and among us, the Sponsor and Nettar, the Sponsor has agreed that during the period between the Closing and the five-year anniversary of the Closing, the Sponsor shall not sell, transfer or otherwise dispose of Class A ordinary shares equal to 1,869,000 less 30% of Forfeiture Escrow Shares retired and canceled (“Sponsor Earnout”). The Sponsor Earnout is subject to potential forfeiture to us for no consideration until the occurrence of each tranche’s respective earnout triggering event. The earnout triggering events related to achieving a closing price at or above $12.50, $15.00 and $20.00 per share, respectively, for any 10 trading days over a 20 trading day period were not satisfied during the year ended December 31, 2023. As a result, the 1,775,962 Class A ordinary shares were not vested and are subject to transfer restrictions and contingent forfeiture provisions.
The estimated fair value of the Sponsor Earnout liability is based on a Monte Carlo simulation valuation model using a distribution of potential outcomes on a semi-annual basis over the earnout period, using the most reliable information available. Assumptions used in the valuation are as follows:

	December 31,	December 31,
	2023	2022
Expected term (in years)	3.07	4.07
Dividend yield (%)	—	—
Expected volatility	64%	50%
Risk-free interest rate	4.0%	4.1%
Expected number of shares	1,775,962	1,775,962
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
The shares were forfeited because the VWAP was below $10.00. The Forfeiture Earnout was initially recognized as a liability with a fair value of $6.1 million. The liability was remeasured to a fair value of $1.0 million at the end of the adjustment period in 2022 and reclassified as an equity instrument.

SATELLOGIC INC.
Notes to Consolidated Financial Statements
(in thousands of U.S. dollars, except share and per share information, unless otherwise stated)
8. Property and Equipment
Property and equipment, net consists of the following:

	Estimated Useful Life (in years)	December 31,
		2023	2022
Satellites in orbit	3	$68,184	$54,370
Satellites under construction	Not applicable	17,506	22,194
Leasehold improvements	5-10	7,624	6,433
Other property and equipment	3-10	4,241	4,146
Total property and equipment		97,555	87,143
Less: Accumulated depreciation		(56,425)	(39,162)
Property and equipment, net		$41,130	$47,981

Provisions for depreciation are based on estimated useful lives of the assets using the straight-line method.
Information related to our property and equipment and operating lease ROU assets by geography is as follows:

	December 31,
	2023	2022
Uruguay	$36,428	$43,134
Argentina	807	1,346
Spain	861	729
Netherlands	5,896	9,471
Other countries	333	1,472
Total (1)	$44,325	$56,152
(1)The presentation in the table above is based on the geographic location of the entity that holds the assets.
9. Additional Financial Statement Information
Prepaid Expenses and Other Current Assets

	December 31,
	2023	2022
Prepaid expenses and other current assets
Prepaid expenses	$1,737	$1,767
Advances to suppliers	197	588
Other current assets	239	843
Total	$2,173	$3,198

SATELLOGIC INC.
Notes to Consolidated Financial Statements
(in thousands of U.S. dollars, except share and per share information, unless otherwise stated)
Accrued Expenses and Other Liabilities

	December 31,
	2023	2022
Accrued expenses and other liabilities
Payroll and benefits payable	1,490	3,289
Other taxes payable	2,882	3,128
Other	526	522
Total	$4,898	$6,939

Total current	$4,372	$6,417
Total non-current	$526	$522
Finance Income (Expense), Net

	Year Ended December 31,
	2023	2022	2021
Finance income (expense), net
Interest expense	$(51)	$(1,596)	$(8,729)
Redeemable Series X preferred stock dividends	—	(97)	(974)
Other finance costs	(128)	(123)	(71)
Interest income	1,901	1,164	36
Total	$1,722	$(652)	$(9,738)

10. Income Tax
We are incorporated in the BVI. Our operations are conducted through various subsidiaries in a number of countries throughout the world with significant operations in Uruguay, where we operate in a free trade zone. Consequently, income tax has been provided based on the laws and tax rates in effect in the countries in which operations are conducted or in which our subsidiaries are considered resident for corporate income tax purposes, including Argentina, China, Israel, the Netherlands, Spain, Uruguay, and the United States. Our provision for (benefit from) income tax for the years ended December 31, 2023, 2022 and 2021 is as follows:

	Year Ended December 31,
	2023	2022	2021
Current	$9,082	$2,972	$1,387
Deferred	—	1,601	(1,619)
Total provision for (benefit from) income tax	$9,082	$4,573	$(232)
We maintain the exception under ASC 740-270-30-36(b), Accounting for Income Taxes, for jurisdictions that do not have reliable estimates of income.

As of December 31, 2023, we have gross unrecognized tax benefits of $1.0 million, exclusive of interest and penalties. If recognized, $0.9 million would reduce our effective tax rate. If applicable, we accrue interest and penalties related to uncertain tax positions as a component of the income tax provision.

SATELLOGIC INC.
Notes to Consolidated Financial Statements
(in thousands of U.S. dollars, except share and per share information, unless otherwise stated)
A reconciliation of the beginning and ending amounts of our gross unrecognized tax benefits is as follows.

	Year Ended December 31,
	2023	2022
Balance at January 1	$3,889	$—
Increases (decreases) in tax positions related to prior periods	(2,833)	3,889
Increases (decreases) related to prior year tax positions as a result of lapse of statute	(30)	—
Balance at December 31	$1,026	$3,889

The BVI does not impose an income tax. Our provision for (benefit from) income tax differed from the 0% tax rate imposed in the BVI due to the following items for the years ended December 31, 2023, 2022 and 2021:

	Year Ended December 31,
	2023	2022	2021
Loss before income tax	$(51,936)	$(32,068)	$(96,537)

Provision for (benefit from) income tax at weighted-average statutory rates	—	—	—
U.S. state and local income tax, net of federal benefit	1	(3)	5
U.S. foreign-derived intangible income deduction	—	(141)	(200)
Argentina tax inflation adjustment	(4,170)	239	(381)
Change in valuation allowances	8,041	4,283	3,648
Uncertain tax positions	2,118	2,293	—
Change in carryforward attributes	(1,594)	(1,740)	—
Effect of rates different than statutory	9,357	(423)	(3,300)
Tax credits	(156)	(112)	—
Withholding taxes	156	—	—
Equity compensation	(4,301)	—	—
Other	(370)	177	(4)
Total	$9,082	$4,573	$(232)
The change in the effective tax rate from December 31, 2022 to December 31, 2023 is primarily related to the expiration of NOLs and the volatile socio-economic environment in Argentina and the impact on the local currency compared to the U.S. dollar.

Deferred tax assets and liabilities as of December 31, 2023 and 2022 consisted of the following:

	December 31,
	2023	2022
Deferred income tax assets:
Stock-based compensation	$4,218	$3,023
Expense for estimated credit losses on accounts receivable	1,095	415
Deferred financing costs	753	806
Other	48	193
Net operating loss carryforwards	3,431	1,365
Total deferred income tax assets	9,545	5,802
Valuation allowance	(9,545)	(5,802)
Total deferred income tax assets (liabilities), net	$—	$—

SATELLOGIC INC.
Notes to Consolidated Financial Statements
(in thousands of U.S. dollars, except share and per share information, unless otherwise stated)
The assessment of the realizability of the deferred income tax assets is based on all available positive and negative evidence. Such evidence includes, but is not limited to, recent cumulative earnings or losses at the worldwide consolidated level, expectations of future taxable income by taxing jurisdiction, and the carry-forward periods available for the utilization of deferred income tax assets. The assessment of the recoverability of deferred income tax assets will not change until there is sufficient evidence to support their realizability. We continue to assess and record any necessary changes to align our deferred tax assets to their realizable value.
Below is a summary of our estimated loss and tax credit carryforwards at December 31, 2023. Our tax attributes are subject to limitations on utilization due to historic ownership changes and may be subject to future limitations upon subsequent change of control, as defined by the Internal Revenue Code Sections 382 and 383.

Net Operating Loss	Expiration	Gross Amount Carried Forward	Net Amount Recognized as of December 31, 2023
Argentina	December 31, 2023 - December 31, 2027	$—	$2,362
Netherlands	Indefinite	5,105	—
China	December 31, 2026 - December 31, 2027	696	—
United States	Indefinite	5,572	—
Uruguay	December 31, 2026 - December 31, 2027	3,080	—
As of December 31, 2023 and 2022, we had $14.5 million and $13.3 million of net operating loss (“NOL”) carryforwards, respectively.
In the normal course of business, we are subject to examination by taxing authorities. Tax years vary by jurisdiction, ranging from 2017 to 2022 remain open for examination.
11. Stockholders’ Equity
Reverse Recapitalization
The Consolidated Statements of Redeemable Preferred Stock and Stockholders’ Equity reflect the Merger and reverse recapitalization as of January 2022 as discussed in Note 4 (Reverse Recapitalization). Since Satellogic Inc. was determined to be the accounting acquirer in the reverse recapitalization, all periods prior to the consummation of the Merger reflect the balances and activity of Satellogic Inc. (other than shares which were retroactively restated in connection with the Merger).

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

Ordinary Shares
Our registration statement was filed on May 2, 2022 and was declared effective on May 9, 2022.
We are authorized to issue unlimited Class A ordinary shares with a par value of $0.0001 per share. Holders of Class A ordinary shares are entitled to one vote for each share. As of December 31, 2023, there were 76,721,343 Class A ordinary shares issued and outstanding.
In addition, we are authorized to issue unlimited Class B ordinary shares with a par value of $0.0001 per share. Holders of Class B ordinary shares are entitled to 1.472467906 votes per share. Satellogic’s founder and Chief Executive Officer owns 13,582,642 Class B ordinary shares, representing 100% of the voting power of the Class B ordinary shares and 20.7% of the voting power of Satellogic’s Ordinary Shares.

Holders of Class B ordinary shares have a number of votes per share equal to the number of votes controlled by the Liberty Investor. Class B ordinary shares will automatically convert to Class A ordinary shares at the five-year anniversary of the Closing Date unless otherwise converted, generally at the holder’s option.

Treasury Stock

On February 14, 2022, our Board approved an initial $5 million share repurchase program. Repurchases under the program may be made in the open market, in privately negotiated transactions or otherwise, with the timing of repurchases depending on market conditions.
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
On the Closing Date, we established the 2021 Incentive Compensation Plan (the “2021 Plan”) under which RSUs were issued during the years ended December 31, 2023 and December 31, 2022. The 2021 Plan provides for the grant options, stock appreciation rights, restricted stock awards, RSUs, shares granted as a bonus or in lieu of another award, dividend equivalents, or other stock-based awards or performance awards at the discretion of a board-elected committee. We also maintain our 2015 Share Plan as amended (the “2015 Plan”) under which stock-based option awards were issued or modified. The options were typically granted with a four-year vesting term and a maximum contractual term of 10 years.

SATELLOGIC INC.
Notes to Consolidated Financial Statements
(in thousands of U.S. dollars, except share and per share information, unless otherwise stated)
As of December 31, 2022, no further awards have or shall be granted under the 2015 Share Plan. There were no options granted during the years ended December 31, 2023 and December 31, 2022.

A summary of stock option activity for the year ended December 31, 2023 is as follows:

	Number of Options	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term (years)	Intrinsic Value (in thousands)
Balance as of December 31, 2022	6,067,313	$1.83	6.84	$10,818
Granted	—	—
Forfeited	(392,749)	4.03
Exercised	(366,938)	1.02
Expired	(398,324)	2.13
Outstanding at December 31, 2023	4,909,302	$1.55	5.58	$3,393
Exercisable at December 31, 2023	4,426,776	$1.34	5.38	$3,243
The total intrinsic value of options exercised during the years ended December 31, 2023, 2022 and 2021 was $95 thousand, $75 thousand and $23.9 million, respectively. The number of options exercised in the years ended December 31, 2023, 2022 and 2021 is net of 42,898 options, 17,376 options and zero options, respectively that were forfeited for payment of withholding taxes.
The following table lists the inputs used under the Black-Scholes model for stock-option awards during the year ended December 31, 2021. No options were granted in 2023 or 2022.

Year Ended December 31,
2021
Weighted-average fair value of options at the measurement date (grant date)	$23.36
Dividend yield (%)	—
Expected volatility (%)	61- 72
Risk-free interest rate (%)	0.5 - 1.4
Weighted average share price	$6.79
As further detailed in Note 4 (Reverse Recapitalization), all options to purchase the predecessor common stock were assumed by Satellogic Inc., the new listed company, and became options to purchase Class A ordinary shares of Satellogic Inc., as determined in accordance with the Merger Agreement. There were no other material cancellations or modifications to the granted awards for the years ended December 31, 2023, 2022, and 2021.
A summary of RSU activity for the year ended December 31, 2023 is as follows:

	Number of RSUs	Weighted Average Grant-Date Value	Intrinsic Value (in thousands)
Outstanding unvested RSUs at December 31, 2022	1,459,280	$4.38	$4,451
Granted during the year	3,365,332	1.87
Forfeited during the year	(731,703)	3.51
Vested during the year (1)	(862,994)	3.31
Outstanding unvested RSUs at December 31, 2023	3,229,915	$2.25	$5,652

SATELLOGIC INC.
Notes to Consolidated Financial Statements
(in thousands of U.S. dollars, except share and per share information, unless otherwise stated)
(1) The issuance of Class A ordinary shares was deferred, as elected by the grantees, for 121,384 RSUs that vested during the year ended December 31, 2023.
The weighted-average grant date value of RSUs at December 31, 2023 and December 31, 2022 was $2.25 and $4.38, respectively. The number of shares vested is net of 253,101 RSUs forfeited for payment of withholding taxes in 2023.
As of December 31, 2023, unrecognized stock-based compensation cost related to outstanding options and RSUs that are expected to vest was $0.6 million and $4.1 million, respectively, which is expected to be recognized over a weighted-average period of 0.63 years and 1.16 years, respectively.

Stock-based Compensation Expense
Total employee and non-employee stock-based compensation expense was classified in the Consolidated Statements of Operations and Comprehensive Loss as follows:

	Year Ended December 31,
	2023	2022	2021
General and administrative expenses	$3,831	$2,406	$5,274
Research and development	1,446	3,631	1,968
Other operating expenses	1,022	2,331	3,639
Total	$6,299	$8,368	$10,881

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

Upon Closing, we canceled and converted all 2,033,230 shares of issued and outstanding redeemable Series X preferred stock and preferred dividends totaling $21.4 million into 2,140,340 shares of Satellogic Class A ordinary shares, based on the conversion price of $10.00 per share, at the time the Merger became effective.

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

The Columbia Warrant was dilutive due to the change in fair value of financial instruments during the year ended December 31, 2022.

SATELLOGIC INC.
Notes to Consolidated Financial Statements
(in thousands of U.S. dollars, except share and per share information, unless otherwise stated)
Basic and diluted net loss per share attributable to common stockholders is calculated as follows:

	Year Ended December 31,
	2023	2022	2021
Net loss attributable to common stockholders	$(61,018)	$(36,641)	$(96,305)
Basic weighted-average common shares outstanding (1)	89,539,910	83,188,276	16,655,634
Basic loss per share for the period attributable to stockholders	$(0.68)	$(0.44)	$(5.78)
Effect of dilutive securities:
Adjustment to numerator - Change in fair value of Columbia Warrant liability	$—	$(18,635)	$—
Dilutive numerator	$(61,018)	$(55,276)	$(96,305)
Columbia Warrant	—	609,873	—
Diluted weighted-average common shares outstanding	89,539,910	83,798,149	16,655,634
Diluted loss per share for the period attributable to stockholders	$(0.68)	$(0.66)	$(5.78)
1 After applying the 3.3028 Exchange Ratio as described in Note 4 (Reverse Recapitalization).

Additionally, the following securities were not included in the computation of diluted shares outstanding because the effect would have been anti-dilutive:

	Year Ended December 31,
	2023	2022	2021
Warrants	49,184,868	49,184,868	15,931,360
Sponsor earnout shares	1,775,962	1,775,962	—
Stock options	4,909,302	6,067,313	6,864,563
Restricted stock units	3,229,915	1,459,280	—
Redeemable convertible preferred stock	—	—	6,645,215
Total	59,100,047	58,487,423	29,441,138
15. Fair Value Measurements and Financial Instruments
The following tables provide the fair value measurement hierarchy of our assets and liabilities:

As of December 31, 2023	Fair value measurement using
Financial instruments	Quoted prices in active markets (Level 1)	Significant observable inputs (Level 2)	Significant unobservable inputs (Level 3)
$8.63 Warrants liability	$681	$—	$—
PIPE Warrant liability	—	—	97
Liberty Warrants and Liberty Advisory Fee Warrant liability	—	—	2,017
Total Warrant Liabilities	$681	$—	$2,114
Sponsor Earnout liability	$—	$—	$419

SATELLOGIC INC.
Notes to Consolidated Financial Statements
(in thousands of U.S. dollars, except share and per share information, unless otherwise stated)

As of December 31, 2022	Fair value measurement using
Financial instruments	Quoted prices in active markets (Level 1)	Significant observable inputs (Level 2)	Significant unobservable inputs (Level 3)
$8.63 Warrants liability	$1,833	$—	$—
PIPE Warrant liability	—	—	311
Liberty Warrants and Liberty Advisory Fee Warrant liability	—	—	6,191
Total Warrant Liabilities	$1,833	$—	$6,502
Sponsor Earnout Liability	$—	$—	$1,353
The following methods and assumptions were used to estimate the fair values:
•The carrying values of cash and cash equivalents, restricted cash, accounts receivable, prepaid expenses and other current assets, accounts payable, and accrued expenses and other liabilities are considered to approximate their fair values due to the short-term nature of these items.
•The fair values of the PIPE Warrant have been estimated using the Black-Scholes model. Significant unobservable inputs include:
◦Time to expiry: 3.1 years
◦Volatility: 63.9%
◦Risk free rate of return: 4.0%

•The fair values of the Liberty Warrants and Liberty Advisory Fee Warrant have been estimated using the Black-Scholes model. Significant unobservable inputs include:
◦Time to expiry: 3.1 years
◦Volatility: 63.8%
◦Risk free rate of return: 4.0%
•The fair value of the Sponsor Earnout has been estimated using the Monte Carlo model. Significant unobservable inputs include:
◦Time to expiry: 3.1 years
◦Volatility: 63.9%
◦Risk free rate of return: 4.0%

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
•
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

SATELLOGIC INC.
Notes to Consolidated Financial Statements
(in thousands of U.S. dollars, except share and per share information, unless otherwise stated)
Changes in the fair value of Level 3 liabilities during the years ended December 31, 2023 and 2022 were as follows:

	Liberty Warrants and Liberty Advisory Fee Warrant	PIPE Warrant	Columbia Warrant	Sponsor Earnout	Forfeiture Earnout	Cantor Loan
At January 1, 2022	$—	$—	$143,237	$—	$—	$7,522
Issues	30,853	1,312	—	8,022	6,135	—
Remeasurement (gain)/loss(1)	(24,662)	(1,001)	(18,635)	(6,669)	(5,130)	488
Write-off of deferred costs	—	—	203	—	—	—
Settlements (2)	—	—	(124,805)	—	(1,005)	(8,010)
At December 31, 2022	6,191	311	—	1,353	—	—
Remeasurement (gain)/loss(1)	(4,174)	(214)	—	(934)	—	—
At December 31, 2023	$2,017	$97	$—	$419	$—	$—
(1)Recognized in the Consolidated Statements of Operations and Comprehensive Loss for the years ended December 31, 2023 and 2022, respectively.
(2)These liabilities were settled in connection with the Merger. See Note 4 (Recapitalization Transaction).

There were no transfers between Level 1 and Level 2 during the years ended December 31, 2023 or 2022.

16. Related Parties
We had convertible notes with certain related parties at December 31, 2021. The convertible notes were settled in connection with the Merger. See Note 4 (Recapitalization Transaction). The following tables provides the balances owed and associated finance costs as follows:

	December 31,
	2023	2022	2021
Convertible notes debt from related parties
Amounts owed to related parties	$—	$—	$13,028
	Year Ended December 31,
	2023	2022	2021
Interest expense	$—	$554	$620
See description of transactions with CF&Co. and Liberty Investment as part of the Merger Transaction described in Note 4 (Reverse Recapitalization).
We made purchases totaling $1.8 million from our equity method investee, OS, in the year ended December 31,2023 and there was $0.3 million owed to OS and included in accounts payable at December 31,2023. See Note 20 (Equity Method Investment).
CF&Co, which is the beneficial owner of more than 5% of the Company’s outstanding Class A Ordinary Shares, served as the Company’s financial advisor in connection with the offering and sale of the Secured Convertible Notes. Pursuant to a letter agreement, CF&Co will receive a fee equal to $0.9 million after the closing of the Secured Convertible Notes. Howard Lutnick, a member of the Company’s Board of Directors, is the Chief Executive Office of CF&Co.
See Note 21 (Subsequent Events) for additional details on the Secured Convertible Notes.

SATELLOGIC INC.
Notes to Consolidated Financial Statements
(in thousands of U.S. dollars, except share and per share information, unless otherwise stated)
17. Debt
There was no debt as of December 31, 2023 and December 31, 2022.
Convertible Notes
In April 2021, we and our 2018 and 2019 convertible note holders agreed to extend the maturity date of the 2018 and 2019 convertible notes from April and September 2021, respectively, to April 2022, and recognized a loss on extinguishment of debt of $37.2 million on the Consolidated Statements of Operations and Comprehensive Loss for the year ended December 31, 2021.
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

Columbia Loan

On March 8, 2021, we signed an Exchange Agreement in conjunction with a Loan and Security Agreement and warrant with Columbia, a holder of Series A, Series B and Series B-1 preferred shares and convertible notes. The Exchange Agreement requires Columbia to sell back to us all its outstanding shares and Notes debt, in exchange for a loan and security interest in the principal amount of $40.1 million (the “Columbia Loan”), which represented the outstanding balance of the notes including unpaid accrued interest, in exchange for the Columbia Warrant. In connection with the Merger and as provided in the Exchange Agreement, we reacquired treasury stock having a fair value of $170.9 million, the Columbia Loan was settled and the fair value of the Columbia Warrant of $124.8 million was reclassified to additional paid-in capital.
18. Leases
We have operating leases relating to office facilities, manufacturing facilities and ground stations. Lease terms range from two years to 10 years.

Certain of the Company’s leases include options for early termination. The Company utilizes the base period as the lease term when initially recognizing right-of-use assets and lease liabilities, unless it is reasonably certain that a termination option will be exercised.

We recognized the following lease costs related to our operating leases for the years ended December 31, 2023 and 2022:

SATELLOGIC INC.
Notes to Consolidated Financial Statements
(in thousands of U.S. dollars, except share and per share information, unless otherwise stated)

	Year Ended December 31,
	2023	2022	2021
Operating lease costs	$2,804	$2,061	$573
Short-term lease costs	37	56	7
Variable lease costs	160	145	52
Total operating lease costs	$3,001	$2,262	$632

Cash paid for amounts included in the measurement of operating lease liabilities were as follows for the years ended December 31, 2023 and 2022.

	Year Ended December 31,
	2023	2022	2021
Operating cash flows	$(2,368)	$(2,186)	$(508)
The amounts of future undiscounted cash flows related to the lease payments over the lease term and the reconciliation to the present value of the operating lease liabilities at December 31, 2023 is as follows:

Operating leases
Years Ended
2024	$1,249
2025	1,051
2026	877
2027	645
2028	352
thereafter	—
Total remaining lease payments	4,174
Less imputed interest	(242)
Present value of lease liability	$3,932

Total current	$2,143
Total non-current	$1,789
The weighted-average remaining years for the operating leases are 4.5 years and 5.7 years as of December 31, 2023 and 2022, respectively. The weighted-average discount rate for operating leases is 4.9% and 4.6% as of December 31, 2023 and 2022, respectively. For the years ended December 31, 2023 and 2022, the Company obtained $3.1 million and $7.2 million, respectively of right-of-use assets for new operating lease obligations.

19. Commitments and Contingencies
Contingencies
We may be named from time to time as a party to lawsuits arising in the ordinary course of business related to its sales, marketing, and the provision of its services and equipment. Litigation and contingency accruals are based on our assessment, including advice of legal counsel, regarding the expected outcome of litigation or other dispute resolution proceedings. If we determine that an unfavorable outcome is probable and can be reasonably assessed, we establish the necessary accruals. As of December 31, 2023 and December 31, 2022, we are not aware of any contingent liabilities that should be reflected in the Consolidated Financial Statements.

SATELLOGIC INC.
Notes to Consolidated Financial Statements
(in thousands of U.S. dollars, except share and per share information, unless otherwise stated)

20. Equity Method Investment

On May 6, 2022, we entered into an Investment Agreement with OS, a company engaged in the design and production of telescopes and opto-mechanical and aerospace instrumentation for ground and space-based applications, to purchase 5% (283,725 shares) of OS’s outstanding common shares for $3.7 million. Additionally, OS issued 524,715 stock warrants to us, giving us the right to convert each warrant into a single common share over a period of up to 36 months. The investment was completed on September 30, 2022. Emiliano Kargieman, our Chief Executive Officer, was appointed to OS’s board of directors. The inclusion of Mr. Kargieman on OS’s board of directors, the option to purchase additional shares, and being a significant customer of OS gives the Company a certain level of control that makes the equity method of accounting appropriate even though the Company’s investment is less than 20%.

The investment has a carrying value of $3.8 million as of December 31, 2023 and is included in Other non-current assets on the Consolidated Balance Sheets. The aggregate value of the investment based on the quoted market price is approximately $3.1 million.

21. Subsequent Events
Secured Convertible Notes
On April 12, 2024, the Company, Borrower, and Holder Representative entered into the Note Purchase Agreement with the Purchaser, pursuant to which the Borrower agreed to issue the Secured Convertible Notes in the aggregate principal amount of $30 million to the Purchaser. The net proceeds from the issuance of the Secured Convertible Notes, after deducting transaction fees and other debt issuance costs, was approximately $27.6 million. The Secured Convertible Notes initially bear interest at a rate of SOFR plus 6.50% per annum, subject to an additional 4.0% per annum if certain events of default occur and are continuing. The Secured Convertible Notes are guaranteed by the Company and each of the Company’s material subsidiaries (other than the Borrower), and are secured by substantially all of the Company’s and its subsidiaries’ assets (including all of its intellectual property). The Borrower may issue additional Secured Convertible Notes under the terms thereof, provided the aggregate principal outstanding amount does not exceed $50 million. The Secured Convertible Notes mature on April 12, 2028
The Secured Convertible Notes are convertible into shares of the Company’s Class A ordinary shares at an initial conversion price of $1.20 (or 833 Class A ordinary shares per $1,000 principal amount of Secured Convertible Notes), subject to customary anti-dilution adjustments. The Company’s ability to settle conversions using the Company’s Class A ordinary shares is subject to CFIUS Approval (as defined in the Secured Convertible Notes).
In the event of an asset sale by the Company (outside the ordinary course of business) or an insurance or condemnation event that results in net proceeds to the Company in excess of $2 million, the Borrower will be required to offer to prepay the Secured Convertible Notes up to the amount of such proceeds at par (unless such proceeds are used to purchase comparable assets within six months). In the event the Secured Convertible Notes are accelerated as a result of an event of default, the Borrower must pay a pre-payment penalty equal to 5% of the greater of (i) the outstanding principal amount and (ii) the then-prevailing conversion value. In connection with a change of control of the Company (including delisting of the Company’s Class A Ordinary shares), the holder has the right to require the Company to repurchase the Secured Convertible Notes for cash at a price equal to the greater of (i) 105% of the redemption value of the Secured Convertible Notes or (ii) 105% of the then-prevailing conversion value, plus accrued but unpaid interest thereon, as well as any other amounts owed (the “Put Price”). The Borrower also has the right to repurchase or force-convert the Secured Convertible Notes in connection with a full acquisition of the Company at the Put Price.
The Secured Convertible Notes contain standard certain restrictive covenants, including restrictions on (i) incurring indebtedness, subject to certain exceptions (including the ability to issue additional Secured Convertible Notes; provided the aggregate principal outstanding amount does not exceed $50 million), (ii) creating certain liens, subject to certain exceptions, (iii) the payment of dividends or other restricted payments, (iv) the sale, transfer or otherwise conveyance of certain assets, subject to asset sale pre-payment described above, and (v) affiliate transactions.

SATELLOGIC INC.
Notes to Consolidated Financial Statements
(in thousands of U.S. dollars, except share and per share information, unless otherwise stated)
In connection with the Offering, the Company also entered into (i) a side letter with the Purchaser (the “Side Letter”), pursuant to which the Purchaser will be entitled to pre-emptive rights, in order to maintain its as-converted ownership percentage on the same basis as new capital raised and (ii) a registration rights agreement with the Purchaser (the “Registration Rights Agreement”), pursuant to which the Company agreed to register for resale the Class A Ordinary Shares issuable upon conversion of the Secured Convertible Notes.

CF&Co served as the Company’s financial advisor in connection with the offering and sale of the Secured Convertible Notes. Pursuant to a letter agreement, CF&Co will receive a fee equal to $0.9 million after the closing of the Secured Convertible Notes.
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
BVI Taxation
Subject to the effectiveness of the Domestication, as further described under “Risks Relating to the Change in Our Jurisdiction of Incorporation,” we are currently incorporated under the laws of the BVI. The Government of the BVI does not, under existing legislation, impose any income, corporate or capital gains tax, estate duty, inheritance tax, gift tax or withholding tax upon us or our securityholders. The BVI is not party to any double taxation treaties.
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
We believe that we have not been classified as a PFIC in 2023 or in any prior taxable year. PFIC status depends on the composition of our (and our subsidiaries’) income and assets and the fair market value of our (and our subsidiaries’) assets from time to time, as well as on the application of complex statutory and regulatory rules that are subject to potentially varying or changing interpretations. This conclusion is a factual determination, however, that must be made annually at the close of each taxable year and, thus, is subject to change. Accordingly, no assurance can be provided with respect to our status as a PFIC for our current taxable year or in a future taxable year.
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
Except as provided below, (i) within 120 days after the end of each of our taxable years for which we reasonably believe that it may be a PFIC, we will determine our PFIC status and the PFIC status of each of its non-U.S. subsidiaries, and make those statuses available to its stockholders and (ii) if we determine that we are, or could reasonably be deemed to be, a PFIC for any taxable year, we will use commercially reasonable efforts to provide, and cause our non-U.S. subsidiaries that are PFICs, to provide, U.S. holders with tax information necessary to enable each U.S. holder to make a QEF election with respect to us and our non-U.S. subsidiaries, including a PFIC Annual Information Statement. Our obligation to determine our PFIC status and the PFIC status of each of our non-U.S. subsidiaries, and our obligation to provide tax information, will last until the later of (x) five years after the end of our taxable year ended December 31, 2021, or (y) such time as we have reasonably determined that we are not a PFIC for three (3) consecutive taxable years. After such period, we currently intend to continue to determine our PFIC status and the PFIC status of each of our non-U.S. subsidiaries, and to provide the necessary information described above (including a PFIC Annual Information Statement) but there can be no assurance that we will in fact make those determinations or provide the necessary information.
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
ITEM 12.    DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
A.Debt Securities
Not applicable

B.Warrants and Rights
Exhibit 2.7 attached hereto is hereby incorporated by reference in response to this Item.
C.Other Securities
Not applicable.
D.    American Depository Shares
Not applicable.

ITEM 13.    DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
Not applicable.
ITEM 14.    MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
On March 8, 2023, pursuant to the Liberty Letter Agreement, and following the forfeiture of a certain number of Class B ordinary shares in connection with the Forfeiture Event under the Merger Agreement, we approved an amendment to our Company Governing Documents (referenced as Exhibit 1.1 hereto), pursuant to which the number of votes per Class B ordinary share was increased from 1.463844005 to 1.472467906. This amendment had the effect of making the aggregate number of votes attributable to holders of Class B ordinary shares equal to the aggregate number of votes attributable to the Liberty Shares.
ITEM 15.    CONTROLS AND PROCEDURES
(a) We maintain disclosure controls and procedures to ensure that information required to be disclosed in our filings under the Exchange Act is recorded, processed, summarized and reported in accordance with the requirements specified in the rules and forms of the SEC. We carried out an evaluation, under the supervision and with the participation of our management, including our Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), of the effectiveness of the design and operation of our “disclosure controls and procedures” (as defined in the Exchange Act Rules 13a-15(e) and 15d-15(e)) as of the end of the period covered by this Report. Based upon that evaluation, our CEO and CFO concluded that our disclosure controls and procedures as of December 31, 2023 were effective.
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
(b) Our management, including the CEO and CFO, is responsible for establishing and maintaining adequate internal control over financial reporting (as such term is defined by Rule 13a-15(f) and 15d-15(f) under the Exchange Act). Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the consolidated financial statements for external purposes in accordance with U.S. GAAP and includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect our transactions and dispositions of assets; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with U.S. GAAP, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.
Our management has assessed the effectiveness of internal control over financial reporting as of December 31, 2023 based on the criteria established in “Internal Control-Integrated Framework (2013)” issued by the Committee of

Sponsoring Organizations of the Treadway Commission. Based on such assessment and criteria, our management has concluded that our internal control over financial reporting was effective as of December 31, 2023.
(c) An attestation report on our internal control over financial reporting by our independent registered public accounting firm is not included herein because, as an emerging growth company, we are exempt from the requirement to provide such report.
(d) During the year ended December 31, 2023, there have been no changes made to our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.
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
ITEM 16B.    CODE OF ETHICS
We have adopted a Code of Ethics that applies to our senior financial officers, including our CEO, CFO, and Vice President, Corporate Controller. The Code of Ethics was adopted in November 2021 and is available on our website at https://investors.satellogic.com/corporate-governance/governance-documents. We will provide to any person without charge, upon request, a copy of the Code of Ethics by contacting Satellogic Inc. Investor Relations by telephone at 00-598-25182302 or by mail at Ruta 8 Km 17, 500, Edificio 300, Oficina 324 Zonamérica, Montevideo, 91600, Uruguay. We have not made any amendments to the above-mentioned Code of Ethics. In the year ended December 31, 2023, we have not granted a waiver (including an implicit waiver) from a provision of our Code of Ethics to any of our CEO, CFO or the Vice President, Corporate Controller that relates to one or more of the items set forth in paragraph (b) of Item 16B of Form 20-F.
ITEM 16C.    PRINCIPAL ACCOUNTANT FEES AND SERVICES
External Audit Service Fees
Our independent external auditor is Ernst & Young LLP, member firm of Ernst & Young Global Limited beginning with the audit of the year ended December 31, 2022.
Below is a summary of the aggregate fees for professional services provided by our independent external auditors for the years ended December 31, 2023 and 2022:

(in thousands of U.S. dollars)	2023	2022
Audit Fees(1)	$956	$1,249
Audit-Related Fees(2)	15	—
Tax Fees(3)	15	4
	$986	$1,253
Notes:
(1)“Audit Fees” includes fees for professional services rendered by our independent external auditors in connection with the audit of the annual consolidated financial statements, the review of interim consolidated financial statements, statutory audits required internationally, other assurance procedures and the review of documents publicly filed.
(2)“Audit-Related Fees” includes accounting certificates prepared by our independent external auditors in Argentina and similar requests in other jurisdictions.
(3)“Tax Fees” includes fees for professional services rendered by our independent external auditors for transfer pricing services in Argentina and similar requests in other jurisdictions.
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
Not applicable
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
Pursuant to the home country rule exemptions set forth under Nasdaq Listing Rule 5615, we have elected to be exempt from the requirement under Nasdaq Listing Rule 5635 to obtain shareholder approval for the issuance of 20% or more of our outstanding Class A ordinary shares, including, for instance, the issuance of Class A ordinary shares issuable upon conversion of the Secured Convertible Notes. Nasdaq Listing Rule 5635 requires each issuer to obtain shareholder approval prior to certain dilutive events, including a transaction other than a public offering involving the sale of 20% or more of the issuer’s common shares outstanding prior to the transaction for less than the greater of book or market value of the shares. As a foreign private issuer, however, we may adopt the practices of our home country, the British Virgin Islands, which do not require shareholder approval for such issuances.
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
ITEM 16I.    DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS
Not applicable.
ITEM 16J.     INSIDER TRADING POLICIES
Not applicable

Item 16K.     CYBERSECURITY
The strategy followed by our Security Incident Response Team (“SIRT”) for managing material risks from cybersecurity threats is aligned to the National Institute of Standards and Technology’s (“NIST”) Cyber Security Framework 1.1 and its associated references in NIST SP 800-53r5 and NIST 800-61r2 Guides. The strategy was updated in the fourth quarter of 2023 to support our compliance with the SEC’s Rules on Cybersecurity Disclosure for Public Companies and is included in our overall enterprise risk management program.
Our Incident Detection and Response (“IDR”) processes and practices include the evaluation of each identified cybersecurity threat event to determine its authenticity and potential impact or whether our systems blocked or mitigated it. Our Incident Response Standard, governed by our Incident Response Policy comprises two separate workflows, both tracked in a ticket system. The first workflow encompasses all events requiring investigation. If an event is confirmed as positive and has caused an impact, a second workflow may be triggered, engaging the Materiality Determination Committee until the incident is reported to the SEC or otherwise determined that there is no material impact.
In furtherance of detecting, identifying, classifying and mitigating cybersecurity and other data security threats, we also:
•Use MFA based authentication and other cryptographical processes to address identity-based cybersecurity risks.
•Use context aware access control processes.
•Adopted processes to ensure security in specific remote environments.
•Have implemented anti-phishing technologies.
•Deploy anti-malware solutions, and have them continuously updated.
•Implemented a SIEM system, where we monitor (automatically and otherwise) our networks, systems and users.
•Perform periodic network and vulnerability scans of our external and internal networks and systems.
•Have an incident detection and response team, with its policies and procedures, to review all events that may be part of a security incident.
•Use processes to assess and prioritize risks related to applications and how we use them.
•Ensure the asset inventory for relevant system components is kept current and accurate;
•Maintain updated network and systems architecture documentation
•Periodically engage well known external consultants, where appropriate, to assess, test or otherwise assist with aspects of our security controls.

•Provide mandatory training on security and compliance matters to all employees, and some more specific as roles and responsibilities require.
•Have defined and periodically updated our information security policies regarding, among others, access and control, networked devices, credentials management, physical security, etc.
•Implement a secure software development life cycle and a maturity model to assess it, and accompany engineering teams during all the phases of the cycle.
•Evaluate the information security risk associated with suppliers, partners, applications and services used.
We have established a committee specifically dedicated to determining the materiality of cybersecurity incidents (the “Materiality Determination Committee”), which includes key members of our organization: the CFO, Chief Information Security Officer (“CISO”), VP Legal, and a Sr. VP of Operations, the latter having ultimate oversight responsibility for compliance matters. Once a threat event is determined to have any impact, the committee is assembled, informed and the threat event’s material impact is determined. If materiality is confirmed, then the reporting process starts in accordance with SEC rules (including reporting no later than four days after the materiality determination).
External help may be engaged at any step in the process, before or after the materiality committee is invoked, depending on the complexity and reach of the incident. Though we do not have a retainer on any external third parties, we have identified a list of potential entities to engage when needed.
We have not identified any cybersecurity incident that had or may have a material impact on our business whatsoever, in particular, no unauthorized access to our information technology systems that either occurred or is reasonably likely to have occurred, including of reports submitted to us by third parties (including regulatory agencies, law enforcement agencies and security consultants), to the extent that such unauthorized access to our information technology systems is reasonably likely to have a material effect on the (consolidated) financial statements, in each case or in the aggregate, and no ransomware attacks when we had been asked, paid or are contemplating paying a ransom, regardless of the amount. However, conducting our businesses involves the collection, storage, use, disclosure, processing, transfer, and other handling of a wide variety of information, including personally identifiable information, for various purposes in our businesses. Like other comparable-sized companies that process a wide variety of information, our information technology systems, networks and infrastructure and technology are assumed to be vulnerable to cybersecurity attacks and other data security threats. These types of attacks are constantly evolving, may be difficult to detect quickly, and often are not recognized until after they have been launched against a target.
Our board of directors has ultimate oversight for risks relating to our cybersecurity strategy. In addition, the board of directors has delegated primary responsibility to the Audit Committee for assessing and managing data privacy and cybersecurity risks, reviewing steps management has taken to monitor and control such cybersecurity risks, and regularly inquiring with our management team and internal auditors in connection therewith. The Audit Committee performs quarterly reviews of any confirmed cybersecurity incident. Additionally, on a bi-annual basis, the Audit Committee receives a comprehensive update regarding any cybersecurity events occurring during the prior period, progress of cybersecurity programs, changes in cybersecurity policies, and ongoing assessments of risks and mitigation activities, and to discuss the evolution of our cybersecurity strategy. The information in these reports and the results of these discussions are used to drive alignment on, and prioritization of, initiatives to enhance our cybersecurity strategies, policies, and processes and make recommendations to improve processes.
The process for materiality determination of a cybersecurity threat event considers the possibility of contacting the Audit Committee for assistance, if needed, or to inform of the evolution of an incident with possible material impact.
Our Materiality Determination Committee is tasked with determining the materiality of cybersecurity incidents. Also every week the CISO updates the Executive Leadership Team (CEO, President, CFO, Sr. VP of Operations, Chief Technology Officer (“CTO”), Chief Product Officer (“CPO”), VP of Legal and Sr VPs of Engineering) on cybersecurity matters including any confirmed incident or any possible threat with a material or otherwise meaningful impact and shares an updated dashboard with key performance indicators on on-going efforts and long-term metrics.
The CISO is directly responsible for directing, “all cyber related activities (including monitoring, preventing, detecting, mitigating, and remediating” and informing the Audit Committee of any cybersecurity incident or threat with material impact.
The CISO and VP of Information Security have more than 25- and 30-years experience, respectively, working directly in the cybersecurity industry, performing and coordinating red-teaming and blue-teaming exercises, conducting research and developing cybersecurity tools and products, as well as presenting at various international conferences.

The Information Security Team is segmented into three distinct sections: IDR, Secure Development (“SDLC”), and Infrastructure and Access Control (“IAC”). Furthermore, it collaborates with our product groups to integrate security measures into our products and services, thereby enhancing the overall security posture for our customers.
PART III
ITEM 17.    FINANCIAL STATEMENTS
See Item 8 “Financial Information.”
ITEM 18.    FINANCIAL STATEMENTS
See Item 8 “Financial Information.”

ITEM 19.    EXHIBITS

Exhibit No.	Description

1.1**
Amended and Restated Memorandum of Association and Articles of Association of Satellogic Inc. dated March 8, 2023 (incorporated by reference to Exhibit 1.1 on Form 20-F filed on April 27, 2023 (file no. 001-41247)).

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

2.7**	Form of Secured Convertible Note, due 2028 (incorporated by reference to Exhibit 4.1 to the Report on Form 6-K filed on April 12, 2024 (file no. 001-41247)).

8.1*	List of Significant Subsidiaries

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

10.18**	Form of Restricted Stock Unit Award Agreement (incorporated by reference to Exhibit 10.18 on Form 20-F filed on April 27, 2023 (file no. 001-41247)).

10.19**	Form of Note Purchase Agreement (incorporated by reference to Exhibit 10.1 to the Report on Form 6-K filed on April 12, 2024 (file no. 001-41247).

10.20**	Form of Side Letter (incorporated by reference to Exhibit 10.2 to the Report on Form 6-K filed on April 12, 2024 (file no. 001-41247).

10.21**	Form of Registration Rights Agreement (incorporated by reference to Exhibit 10.3 to the Report on Form 6-K filed on April 12, 2024 (file no. 001-41247).

12.1*	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2*	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1*	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2*	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1*	Consent of Ernst & Young LLP

15.2*	Consent of Pistrelli, Henry Martin y Asociados S.R.L.

97.1 *	Satellogic Inc. Clawback Policy

99.1**	Description of Securities (incorporated by reference to Exhibit 99.1 on Form 20-F filed on April 27, 2023 (file no. 001-41247)).

101 .INS*	Inline XBRL Instance Document - the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document.

101 .SCH*	Inline XBRL Taxonomy Extension Schema Document.

101 .CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document.

101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document.

101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document.

101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document.

104*	Cover Page Interactive Data File (embedded within the Inline XBRL document).

*	Filed herewith.
**	Previously filed.
#	Certain schedules, annexes and exhibits have been omitted pursuant to Item 601(b)(2) of Regulation S-K, but will be furnished supplementally to the SEC upon request.
##	Certain confidential portions of this exhibit were omitted by means of marking such portions with brackets and asterisks because the identified confidential portions (i) are not material and (ii) would be competitively harmful if publicly disclosed, or constituted personally identifiable information that is not material.

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Report on its behalf.
April 15, 2024

SATELLOGIC INC.

By:	/s/ Rick Dunn
Name:	Rick Dunn
Title:	Chief Financial Officer